Form 20-F
period 2020-12-31
17 Education & Technology Group Inc.
filed 2021-04-09
CIK 1821468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period fromto

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39742

17 Education & Technology Group Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

16/F, Block B, Wangjing Greenland Center Chaoyang District, Beijing 100102 People’s Republic of China
(Address of Principal Executive Offices)

Michael Chao Du, Chief Financial Officer Telephone: +86 10 5945 1082 Email: michael.du@17zuoye.com 16/F, Block B, Wangjing Greenland Center Chaoyang District, Beijing 100102 People’s Republic of China
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, two representing five Class A ordinary shares, par value US$0.0001 per share	YQ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing our American depositary shares on the Nasdaq Global Select Market, two American depositary shares representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 480,183,070 ordinary shares outstanding, being the sum of 421,729,902 Class A ordinary shares and 58,453,168 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

•

“17 Education & Technology,” “we,” “us,” “our company” and “our” are to 17 Education & Technology Group Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;
•	“ADSs” are to the American depositary shares, two of which represent five Class A ordinary shares;
•	“average MAUs” for a certain period is calculated by dividing (i) the sum of MAUs for each month of such period by (ii) the number of months in such period;
•

“average number of homework assignments each active verified teacher user issued per week” for any period is calculated by dividing (i) the sum of number of homework assignments issued per active verified teacher user using our in-school teacher applications for each week of such period, by (ii) the number of weeks in such period;

•

“average number of sessions of use each active student user maintained per week” for any period is calculated by dividing (i) the sum of number of times of launching our in-school student applications per active user for each week of such period, by (ii) the number of weeks in such period;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“CGI” are to computer-generated imagery;
•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
•

“gross billings” for a specific period are to the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period;

•

“MAUs” are to monthly active users, which is the number of users that logged in to the relevant in-school application(s) in a given month at least once. We treat each account as a distinct user when calculating MAUs;

•	“our WFOEs” are to Shanghai Yiqi Zuoye Information Technology Co., Ltd. and Beijing Yiqi Education & Technology Co., Ltd. (each of which, “our WFOE”);
•	“paid courses” are to our online K-12 large-class after-school tutoring courses that are charged not less than RMB99.00 per course;
•

“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;

•	“promotional courses” are to our online K-12 large-class after-school tutoring courses that are free;
•	“registered parent users” are to users that have registered and logged onto our in-school parent application at least once since registration;

•	“RMB” and “Renminbi” are to the legal currency of China;
•	“SaaS” are to software as a service;
•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
•	“trial courses” are to our online K-12 large-class after-school tutoring courses that are free or priced lower than RMB99.00 per course;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
•	“verified student users” are to users of our in-school student applications that have completed at least three homework assignments;
•

“verified teacher users” are to users of our in-school teacher applications that have fulfilled our verification requirements with respect to user information provided, number of students enrolled in his or her virtual class(es) and level of student activity, such as having at least three homework assignments issued and completed by at least eight student users enrolled in his or her virtual class(es); and

•

“VIEs” are to variable interest entities, and “our VIEs” are to Shanghai Hexu Information Technology Co., Ltd., Beijing Yiqi Education Information Consultation Co., Ltd. and Beijing Xiaofeng Online Technology Co., Ltd. (each of which, “our VIE”).

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi, or RMB. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the online education industry in China;
•	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;
•	our expectations regarding maintaining and strengthening our relationships with students, teachers, parents, schools, business partners and other stakeholders;
•	competition in our industry;
•	our proposed use of proceeds;
•	relevant government policies and regulations relating to our industry;
•	general economic and business conditions globally and in China; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 is derived from our audited consolidated financial statements not included herein. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Operations:
Net revenues	310,706	406,245	1,294,371	198,371
Cost of revenues	(104,967)	(173,476)	(495,671)	(75,965)
Gross profit	205,739	232,769	798,700	122,406
Operating expenses
Sales and marketing expenses(1)	(303,492)	(583,818)	(1,097,932)	(168,265)
Research and development expenses(1)	(398,627)	(491,266)	(614,770)	(94,218)
General and administrative expenses(1)	(203,129)	(157,793)	(420,114)	(64,385)
Total operating expenses	(905,248)	(1,232,877)	(2,132,816)	(326,868)
Loss from operations	(699,509)	(1,000,108)	(1,334,116)	(204,462)
Interest income	33,980	23,834	8,422	1,291
Interest expense	—	(485)	(2,925)	(448)
Foreign currency exchange gain (loss)	8,576	12,907	(15,557)	(2,384)
Other income, net	882	102	4,268	654
Loss before provision for income tax	(656,071)	(963,750)	(1,339,908)	(205,349)
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(2,837,991)	(434,941)
Net loss available to ordinary shareholders	(900,442)	(1,564,285)	(4,177,899)	(640,290)
Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(44.68)	(6.85)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	93,503,437	93,503,437

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	4,911	8,737	35,077	5,376
Research and development expenses	12,254	22,508	68,688	10,527
General and administrative expense	106,365	61,845	252,273	38,663
Total	123,530	93,090	356,038	54,566

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,252,983	653,859	2,834,962	434,477
Total current assets	1,336,557	757,624	3,046,580	466,909
Total assets	1,441,244	918,289	3,389,742	519,500
Accrued expenses and other current liabilities	222,459	309,031	539,787	82,725
Deferred revenue, current	75,737	243,521	596,307	91,388
Total current liabilities	322,727	680,704	1,205,503	184,750
Total liabilities	342,414	702,638	1,325,592	203,155
Total mezzanine equity	4,075,044	4,675,579	—	—
Total shareholders’ (deficit)/equity	(2,976,214)	(4,459,928)	2,064,150	316,345

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(418,865)	(631,288)	(522,988)	(80,150)
Net cash used in investing activities	(48,947)	(28,594)	(89,504)	(13,717)
Net cash generated from financing activities	1,550,372	84,449	2,797,421	428,724
Effect of exchange rate changes	72,803	(11,709)	(38,499)	(5,902)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	2,146,430	328,955
Cash, cash equivalents and restricted cash at the beginning of the year	120,481	1,275,844	688,702	105,548
Cash, cash equivalents and restricted cash at the end of the year	1,275,844	688,702	2,835,132	434,503

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history with our online after-school tutoring business, which makes it difficult to predict our prospects and our business and financial performance.

We have a short operating history with our online after-school tutoring business. While we introduced our smart in-school classroom solution in 2012 for in-school learning, we only started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017. Our limited history of operating under the current business model of after-school tutoring business with a primary focus on online K-12 large-class dual-teacher tutoring courses may not serve as an adequate basis for evaluating our prospects and operating results, including net revenues, gross billings, cash flows and operating margins, and our past revenues and historical growth rate may not be indicative of our future performance. Our net revenues from online K-12 tutoring services grew by 283.0% from RMB93.9 million in 2018 to RMB359.6 million in 2019 and increased by 238.9% to RMB1,218.6 million (US$186.8 million) in 2020. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an education technology business, such as building and managing reliable and secure IT systems and infrastructure, expanding the adoption by schools and teachers of our smart in-school classroom solution, addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality employees such as our instructors, offline teacher service representatives and IT support staff, cooperating with third-party service providers to ensure the availability of sufficient qualified tutors, and improving and expanding our online after-school tutoring business and exploring additional education products. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students on our online after-school tutoring services, our business and prospects will be materially and adversely affected.

We generate revenues primarily from students paying for our online after-school tutoring courses. Our ability to continue to attract students to purchase our online after-school tutoring courses and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to recruit, train and retain high-quality instructors, cooperate with third-party service providers to ensure the availability of sufficient qualified tutors, continue to develop, adapt or enhance the quality of our course offerings to meet the evolving demands of our existing or prospective students, expand the adoption of schools and teachers of our smart in-school classroom solution, adapt our promotional activities to changes in market demand, legal regime and administrative practice, enhance our brand equity and awareness to a broader base of potential customers, and effectively utilize the data insights from our smart in-school classroom solution to refine our educational content offered and provide a more localized, personalized and effective learning experience for students.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings and the teachers and tutors they encounter during our courses or fail to perform up to expectation after attending our programs. In addition, our programs may not be able to satisfy all of our students or their parents’ requirements. Satisfaction with our courses may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course offerings. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from or not to renew their existing courses. For our online K-12 large-class dual-teacher tutoring courses, we usually offer refunds for remaining classes to students who decide to withdraw from a course, and if students withdraw from a course 30 minutes before the start of the third class, they are offered a full, unconditional refund. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of course enrollments.

All of these factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract and retain students to purchase our courses and to increase the spending of our students, our net revenues and gross billings may decline, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop and refine our smart in-school classroom solution to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our smart in-school classroom solution, our business and reputation may be materially and adversely affected.

Our smart in-school classroom solution development team works closely with our offline teacher service representatives to understand the educational needs of teachers and feedback from teachers and their students that utilize our smart in-school classroom solution and develop, update and improve our smart in-school classroom solution to reflect the feedback received so as to better help improve education efficiency in school. We also work to continually update the educational content offered in our smart in-school classroom solution to reflect the latest updates in education curricula and textbooks and have expanded our use cases to cover all key educational activities including class preparation and delivery, homework-related activities and academic assessment. The adjustments, updates and expansions of our existing smart in-school classroom solution and the development of new product features or content may not be accepted by existing or prospective schools and teachers and their students that utilize our solution. Even if we are able to develop acceptable new product features and content, we may not be able to introduce them as quickly as teachers require or as quickly as our competitors introduce competing offerings. Furthermore, offering new product features and content or upgrading existing ones may require us to commit significant resources and make significant investments in product and content development. If we are unsuccessful in pursuing product and content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our smart in-school classroom solution and our business and reputation may be materially and adversely affected.

Our success depends heavily on the continued and growing adoption by schools and teachers of our smart in-school classroom solution, and if we fail to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our solution, our business and prospects will be materially and adversely affected.

The success of our business depends in large part on our ability to continue to attract new schools and teachers to adopt our smart in-school classroom solution in their day-to-day teaching and maintain our existing relationships with schools and teachers to encourage them to continue to utilize our smart in-school classroom solution. In particular, to attract new schools and teachers, we need to convince the school officials and teachers, many of whom are used to educating students using traditional methods and may not be used to such digital teaching methods, to invest significant time and resources to adjust the manner in which they teach students. The use of smart in-school classroom solutions at schools in China has just emerged in recent years, and many administrators and teachers may have concerns regarding the perceived loss of control over the education process that might result from utilizing a smart in-school classroom solution and offering educational content online, as well as skepticism regarding the ability of schools to provide high-quality education utilizing such a smart in-school classroom solution at the same standard they set for their traditional education classrooms. Through the continued improvements of our smart in-school classroom solution and ongoing efforts of our offline teacher service representatives, the acceptance of the integration of technology and education in school and use of our smart in-school classroom solution has increased over the past few years and was further accelerated due to the impacts of COVID-19 in 2020. However, it may still be difficult to overcome this resistance to adopt our smart in-school classroom solution and achieve greater industry acceptance.

In addition, schools that currently adopt our smart in-school classroom solution may experience turnover in their management. There is no assurance that the new management will have an interest in continuing or expanding the adoption of our smart in-school classroom solution in their school, and the new management may attempt to discontinue their relationship with us or ban the use of our smart in-school classroom solution. Furthermore, as the Chinese K-12 education curricula are mandated by municipal-level governments and the majority of the schools where our smart in-school classroom solutions are adopted are public schools, we face risks and challenges in maintaining our relationships with key participants in municipal public school system. If we are not successful in developing and maintaining relationships with key participants in the municipal public school system or we are unable to cooperate with such key participants and the public schools in an effective manner, we may fail in the maintenance and expansion of the network of schools and teachers adopting our smart in-school classroom solutions, and our business and prospects will be materially and adversely affected.

We primarily rely on our offline teacher service team to provide customer service for our smart in-school classroom solution in schools across China. We must continue to recruit, train and retain qualified offline teacher service representatives at scale to meet the demands from expansion of our school and teacher network. We must also provide ongoing training to our offline teacher service representatives to ensure that they stay abreast of changes in our smart in-school classroom solution and other changes and trends necessary to promote our solution effectively. Although we have not experienced major difficulties in engaging, training or retaining qualified offline teacher service representatives in the past, we cannot guarantee that we will be able to effectively engage and train such offline teacher service representatives quickly enough to keep pace with our growth while maintaining consistent selection and training quality, or at all. Furthermore, over time, some of our offline teacher service representatives may choose to leave us or even join our competitors. These actions may lead to the schools and teachers with which the sales personnel have an existing relationship switching to our competitor’s products and solutions, thereby weakening our competitive position in the industry. In addition, if our offline teacher service representatives are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their education needs and feedback, we may be unable to effectively promote the adoption of our solution to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty expanding the network of schools and teachers adopting our smart in-school classroom solution and attracting students to our online K-12 tutoring services, and our reputation and operating results may be harmed.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to increase our network of schools and teachers adopting our smart in-school classroom solution and attract students to our online after-school tutoring services, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the continued and expanding adoption by schools and teachers of our smart in-school classroom solution and products in their day-to-day teaching, which serves as a cost-effective way to promote our brand to perspective students and their parents, and the perceived effectiveness and quality of both our smart in-school classroom solution as well as our online after-school tutoring services. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to our brand promotion efforts and the hiring and training of our offline teacher service representatives in connection with the continued expansion of the network of schools and teachers adopting our smart in-school classroom solution, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, solution, products, courses or teachers, regardless of its veracity, we may not be able to expand the network of schools and teachers adopting our smart in-school classroom solution or attract students to our online K-12 tutoring services successfully or efficiently, and our business and results of operations may be materially and adversely affected.

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.

The online education industry in China is competitive, and we expect competition in this sector to persist and intensify. We face competition in both China’s K-12 smart in-school classroom solutions market and after-school tutoring market from other online educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these online education service providers across a range of factors, including, among others, functions covering diversified educational scenarios and friendly user experience, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages for after-school tutoring services that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their product and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, our course enrollments may decrease due to intense competition. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high-quality instructors and other personnel, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions that may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent instructors or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, we may lose our market share and our profitability may be adversely affected.

If we are not able to continue to recruit, train and retain qualified instructors, we may not be able to maintain consistent teaching quality for our online K-12 tutoring services, and our business, financial conditions and operating results may be materially and adversely affected.

We have adopted a dual-teacher model, comprised of high-quality instructors and qualified tutors. Our instructors are critical to maintaining the quality of our course offerings, the learning experience of our students and our brand and reputation. We seek to recruit high-quality instructors with strong education background and teaching skills who have a strong command of the subject areas to be taught and meet our qualifications. The number of instructors in China with the necessary experience and qualifications to teach our courses is limited and we must provide competitive pay and offer attractive career development opportunities to attract and retain them. We also provide ongoing training to our instructors and organize discussion sessions amongst our instructors to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new educational content, we may need to engage additional high-quality instructors with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such instructors quickly, or at all. Furthermore, given other potentially more attractive opportunities for our high-quality instructors, over time some of them may choose to leave us. Departure of quality instructors may reduce the attractiveness of our course offerings and negatively impact our paid course enrollments. Furthermore, in the event such instructors join our competitors, students may decide to follow such quality instructors and enroll in their courses offered through other online education companies, which may further weaken our competitive position in the industry. Although we have not experienced major difficulties in engaging, training or retaining high-quality instructors in the past, we may not always be able to engage, train and retain enough high-quality instructors to keep pace with our growth and our expansion into more comprehensive grade, subject matter and course material coverage, while maintaining consistent education quality. We may also face significant competition in engaging high-quality instructors from our competitors or from other opportunities that are perceived as more desirable. A shortage of high-quality instructors, a decrease in the quality of our instructors’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality instructors would have a material adverse effect on our business, financial condition and results of operations.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education and smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations.

The private education industry and smart in-school classroom solution industry in the PRC are subject to regulations in various aspects. Relevant rules and regulations are relatively new and evolving and could be changed to accommodate the development of the education, in particular, the online private education, markets and the further adoption of smart in-school classroom solutions from time to time.

Pursuant to the amended Law for Promoting Private Education, or the amended Private Education Law, a private school must obtain a private school operating permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Private Education.” However, we are an online tutoring service provider, which is different from traditional offline education service providers, and it remains unclear in practice as to whether and how an online tutoring service provider like us needs to comply with the operating permit requirement under the amended Private Education Law. In August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, we must file with the department of education at the provincial level, as we provide online non-diploma-awarding education services. The MOJ Draft further stipulates that an internet technology service platform that provides training and educational activities must review and register the identity information of the entities or individuals applying for access to the platform. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Private Education”. As of the date of this annual report, the MOJ Draft is still pending for final approval and has not come into effect. It remains uncertain when and how the MOJ Draft would come into effect, and whether and how local governments would promulgate rules related to the filing or licensing requirement applicable to online education service providers like us. If we are not able to comply with the filing or licensing requirement in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

Furthermore, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities shall jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of new regulations requiring, among other things, that (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) fees shall not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; and (iv) instructors providing after-school tutoring services related to academic curriculum are required to obtain the necessary teaching qualification licenses. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding these filing requirements. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to After-school Tutoring and Educational Apps.” Accordingly, on March 23, 2021, the State Council’s Office of Education Steering Committee released an article warning parents of K-12 students about after-school tutoring service providers’ collection of tuition fees in ways that are in violation of the Online After-School Training Opinions.

We have completed the filings in accordance with the Online After-School Training Opinions with respect to our major online after-school tutoring platform, training contents and instructors, and we are in the process of completing filings or updating the filing information for the rest of them. As the Online After-School Training Opinions are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules or we will be able to timely obtain or maintain all the necessary filings. For example, as of December 31, 2020, 61.1% of our K-12 instructors who are required by law to obtain teaching qualification licenses have done so, and another 10.8% have passed the teaching qualification exam, which is the prerequisite for obtaining a teaching qualification license. The relevant governmental authorities may, from time to time, conduct inspections on compliance with the Online After-School Training Opinions and the relevant local rules. Failure to comply with these applicable regulatory requirements or promptly complete filings may subject us to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions. We are making efforts to comply with relevant rules and regulations by, for example, notifying our K-12 instructors to obtain the necessary teacher qualification licenses. As of the date of this annual report, we have not been subject to any penalties from the relevant government authorities regarding our possible failure to comply with the relevant circulars, opinions or implementation rules.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. As of the date of this annual report, we have completed the filing requirements for all of our in-school apps that form part of our smart in-school classroom solution as well as our after-school online tutoring apps that are in formal operations as required under the Opinions on Educational

Apps. As the Opinions on Educational Apps are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The relevant governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by relevant governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Private Education” and “—Regulation Relating to After-school Tutoring and Educational Apps.”

Given the foregoing, the interpretation and application of the existing laws and regulations and the newly promulgated implementation rules and interpretations, if any, that govern the online private education industry and the smart in-school classroom solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations and any newly promulgated implementation rules and interpretations, including those laws and regulations under “Item 4. Information on the Company—B. Business Overview—Regulation Relating to After-School Tutoring and Educational Apps.” It is also uncertain whether and how PRC government authorities would further promulgate new laws and regulations applicable to online training institutions and the smart in-school classroom solution industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

If we are not able to continue to cooperate with third-party service providers that help us recruit and train qualified tutors, we may not be able to meet the demands of and maintain consistent teaching quality for our rapidly growing online after-school tutoring business, and our business, financial conditions and operating results may be materially and adversely affected.

We engage third-party service providers to recruit, train and manage the tutors for our online after-school tutoring courses at our request and settle payment of service fees to such third-party service providers. In order for us to successfully meet the demands of and maintain consistent teaching quality for our rapidly growing online after-school tutoring business, we must cooperate with third-party service providers that can supply us with qualified tutors at scale who can provide the necessary assistance for our instructors and work closely with our students and parents during their entire course experience. As the tutors for our online after-school tutoring courses work closely with the students and their parents, they are critical to maintaining the quality of our courses, ensuring our students and parents are satisfied with the students’ learning experience and maintaining our brand and reputation. It is critical for us to continue to work with third-party service providers that can continue to recruit, train and manage qualified tutors who have a strong command of the subject areas to be taught and meet our standards and qualifications.

The tutors enter into employment or service contracts with third-party service companies and are not our employees. The third-party service companies select tutors based on the standards we provide in our agreements. While we request that the third-party service providers provide continued training to these tutors and we oversee the performance of these tutors and may request the third-party service companies to replace tutors that do not meet our standards, management of tutors through third parties may not be as timely and effective as were they our employees. We are confident of the overall service quality and dedication of our tutors, each of whom works full-time for our students. However, these tutors may not have the same level of commitment to our students or be as well-trained if they were our own employees, and we have less control over the services provided by them than our own employees. If these tutors fail to perform in accordance with the terms of our agreements with the third-party service providers or fail to provide satisfactory teaching experience to students, we may fail to meet student expectations and our brand and student loyalty may be adversely affected. Any negative publicity or poor feedback regarding teaching services offered by these tutors may harm our brand and reputation and in turn cause us to lose students and market share.

We currently rely on certain third-party service providers to recruit, train and manage our tutors. We typically enter into service agreements with such third-party service providers on an annual basis. If we are unable to enter into new agreements or extend existing agreements with these third-party service companies on terms and conditions acceptable to us, we may lose tutors. We may not be able to find alternative third-party service companies to provide similar tutor recruitment, training and management services in a timely and reliable manner, or at all. Although we have not experienced major difficulties in recruiting, training and managing qualified tutors through such third-party service providers to meet our course demands in the past, our current third-party service providers may not be able to hire, train and retain enough qualified tutors to keep pace with our anticipated growth while maintaining consistent teaching quality required across our expanding course offerings and rising course enrollments. Any termination of our arrangement with our current third-party service companies, or their refusal or inability to continue to recruit, train and manage qualified tutors for us to our specificity, could have a material adverse effect on our business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in China are highly regulated by the PRC government. As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits and make all necessary registration and filings applicable to our business operations in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We print and provide physical education materials to our students. If the government authorities deem our printing and provision of physical education materials to students as “publication of books” under Administrative Regulations on Publishing, we may be required to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai VIE and Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai VIE, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, online education institutions are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs or to complete filings as an internet live-streaming platform primarily because there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming internet education services as “internet audio-visual program”, “radio and television program” and “internet live-streaming services” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, each of Shanghai VIE and Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing VIE, has obtained a Permit for Production and Operation of Radio and TV Programs. Furthermore, Shanghai VIE and Beijing VIE each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. But we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

There can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, recordations, renewals, expansion of scope, and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordations, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, and our business, financial conditions and operational results may be materially and adversely affected.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in recent years, primarily driven by fast-growing paid course enrollments of our online K-12 large-class dual-teacher tutoring courses. Our net revenues grew by 30.7% from RMB310.7 million in 2018 to RMB406.2 million in 2019 and increased by 218.6% to RMB1,294.4 million (US$198.4 million) in 2020. Our rapid growth has placed, and will continue to place, a significant strain on our demand for more instructors, tutors, offline teacher service representatives and IT support staff, administrative and operating infrastructure, product development, educational content development, sales and marketing capacities, facilities and other resources. To further expand our business operations, we need to attract more students, scale up our educational content offerings, increase our educational content development professionals and employees of other functions, as well as strengthen our technology and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students, instructors and other personnel and expand our network of schools and teachers adopting our smart in-school classroom solution in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional courses and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our online after-school tutoring services may suffer, which could damage our reputation and business prospects.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) continually develop and improve our smart in-school classroom solution to make it more appealing to existing and prospective students, teachers and parents; (ii) maintain and increase our paid course enrollments in online after-school tutoring courses; (iii) maintain and expand the number of schools and teachers that adopt our smart in-school classroom solution; (iv) effectively recruit, train, retain and motivate a large number of new employees, particularly our instructors, IT support staff, offline teacher service representatives and educational product and content development professionals, and cooperate with third-party service providers to maintain sufficient number of qualified tutors to meet our growing business demands; (v) continue to improve our operational, financial and management controls and efficiencies; (vi) successfully implement enhancements and improvements to our systems and infrastructure; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB656.1 million, RMB963.8 million and RMB1,339.9 million (US$205.3 million), respectively, in 2018, 2019 and 2020. We also had negative cash flows from operating activities of RMB418.9 million, RMB631.3 million and RMB523.0 million (US$80.2 million), respectively, in 2018, 2019 and 2020. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high-quality instructors and other personnel, cooperate with third-party service providers to maintain sufficient number of qualified tutors, expand our network of schools and teachers adopting our smart in-school classroom solution, and strengthen our educational content development and technologies and data analytics capabilities to enhance student experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our expansion of online after-school tutoring services or in our exploration of additional educational services.

We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017. We aim to continue to expand the coverage of such tutoring courses to cover additional subjects and more versions of different education curricula and textbooks within each subject matter and each grade. Expansions and upgrades to our existing products and courses may not be well received by our students, teachers and parents, and newly introduced course offerings and educational content may not achieve success as expected. We are also starting to explore additional education services beyond large-class dual-teacher online after-school tutoring courses, such as AI-enabled courses and education informatization services for education-related government entities, schools and service providers, with which we have limited experience. Our lack of experience with these new products and services may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our expansion of after-school tutoring products or in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

We may not be able to maintain or increase our course fee level.

Our results of operations are affected by the pricing of our online K-12 after-school course offerings. We determine our course fees primarily based on the demand for our course offerings, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We cannot guarantee that we will be able to maintain or increase our tuition level in the future without adversely affecting the demand for our online course offerings.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, applications, our system infrastructure and our course materials.

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our educational content and course materials developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted course materials, policing the unauthorized use of intellectual property rights can be difficult and expensive. In addition, our instructors with whom we have signed exclusive contracts engage in content development for our courses. Although instructors acknowledge in their employment agreements with us that we own the intellectual property of any content developed by such instructors in connection with their employment, some instructors may continue to use these course content if they resign with us and join our competitors, which may negatively impact the attractiveness of our courses to prospective students and parents, and our intellectual property rights for such course content could be costly and time consuming to defend. Although we have entered into agreements with certain instructors to prohibit them from using our course content without our prior consent, we cannot ensure compliance of instructors with such agreement.

Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties, which may be expensive to defend and may disrupt our business and operations.

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights. We may also encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party copyrights that may be infringed by us or the instructors and tutors in our business operation, and we may not prevail in those disputes. Our educational content is typically subject to internal review before being approved to launch and our content monitoring personnel monitor our live courses and other content of our in-school and after-school products and services. We have also adopted policies and procedures to prohibit instructors, tutors and other personnel from infringing upon third-party copyrights or, other intellectual property rights. However, we cannot assure you that our efforts will be effective in preventing potential infringement of third-party intellectual property rights or that instructors, tutors or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or on our applications or websites. The students, teachers and parents using our applications or websites may post unauthorized third-party content on our applications or websites, which we may not be able to detect in time, or at all. We may incur liability for unauthorized duplication or distribution of materials posted on our applications or websites or used in our classes. We have been and are now subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or instructors and tutors of our courses distribute or use in our business operation.

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our course offerings, parts of our products or be required to make changes to our course materials, applications or other software. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, limit the effectiveness of and slow down the speed of adoption of our smart in-school classroom solution, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student, teacher, parent, instructor and tutor information, such as names, addresses, ID card numbers, bank account numbers and other personal information as well as personal academic learning and teaching information, all which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we have implemented advanced data encryption measures to ensure secured storage and transmission of data, and prevent any unauthorized access or use of our user data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an education technology company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, parent, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

Increased regulation of data utilization practices, including self-regulation, under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about our students, teachers, parents, instructors and tutors in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Any of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, adversely affect our ability to maintain our filings, cause prospective students not to enroll or stay enrolled, cause schools and teachers to not adopt or cease their use of our smart in-school classroom solution, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students, teachers, parents or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large quantity of personal and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions; however, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our students, teachers, parents or our partners, potentially causing us to lose course enrollments, school partners, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. All of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we lease offices and live-broadcasting studios in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office and studio closures and rotation arrangements from late January to early May 2020, resulting in lower work efficiency and productivity. COVID-19 also temporarily caused our teacher service team to be unable to provide face-to-face customer service to our teacher users, which negatively impacted our user experience among school teachers. During this period impacted by the COVID-19 pandemic, as a result of the temporary closure of schools in China, students were prompted to engage in more online education as they study at home, which has positively affected the online after-school tutoring industry, including us. In addition, the number of schools and teachers that adopted our smart in-school classroom solution also grew more rapidly during this period of temporary school closure and more school administrators and education department officials gained insights into the benefits and advantages of our smart in-school classroom solution and products and became more open to accepting the integration of technology and teaching in the classroom. However, some of our third-party service providers may have experienced business interruptions during the period of COVID-19 outbreak, which may have led to lower efficiency and quality in services provided to us and our students. For example, our third-party service providers that support students in our trial courses experienced difficulties in recruiting sufficient numbers of qualified workers to meet our increased demand from late January to early May 2020.

Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we have resumed normal operations since early May 2020. While the duration and further development of the pandemic, and its disruption to our business and related financial impact cannot be reasonably estimated at this time, our consolidated results of operations for 2020 have not been materially affected by continued impacts from COVID-19. However, our results of operations may still be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

If third-party education materials publishers and partners refuse to grant us intellectual property rights to educational content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their educational content rights, our business could be adversely affected.

We rely on licenses from third-party education materials publishers and partners to distribute digital education textbook content to our school partners, teachers and students and to develop our other education products and content. We do not have long-term contracts or arrangements with most publishers and partners that guarantee the availability of such digital content. If we are unable to secure and maintain the rights to distribute, or otherwise use, the digital content upon terms that are acceptable to us, or if the publishers terminate their agreements with us, we would not be able to acquire such digital content from other sources and our ability to attract more schools and teachers to adopt our smart in-school classroom solution or new students to enroll in our online after-school tutoring services and retain existing schools, teachers and students could be adversely impacted. Some of our licenses give the publisher the right to withdraw our rights to distribute or use the digital content without cause and/or give the publisher the right to terminate the entire license agreement without cause. If a publisher exercises such a right, this could adversely affect our business and results of operations. Moreover, to the extent we are able to secure and maintain rights to distribute, or otherwise use, the digital textbook content, our competitors may be able to obtain the same rights on more favorable terms.

In addition, our ability to distribute, or otherwise use, the digital textbook content depends on publishers’ belief that we include effective digital rights management technology to control access to such digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and publishers may be unwilling to include their content in our product and service offerings, which would adversely affect our business and prospects.

Refunds or potential refund disputes of our course fees may negatively affect our cash flows, financial condition, and reputation.

For our online courses, we offer refunds for any remaining classes in a course to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. In addition, if students withdraw from a course 30 minutes before the start of the third class, they are offered a full, unconditional refund. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our educational content offerings, a perceived decline in our teaching quality due to the departure of popular instructors, privacy concerns relating to our services, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

The success and future growth of our business will be affected by teacher, student and parent acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. However, the integration of technology and education remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the growing adoption of schools and teachers of our smart in-school classroom solution, there is no guarantee that it will also be well received by the broader education and teaching community. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students and their parents may still be inclined to choose traditional, face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our smart in-school classroom solution and online after-school tutoring services, both of which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our education services to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’, students’ and parents’ satisfaction and reduce the attractiveness of our smart in-school classroom solution and online K-12 tutoring course offerings, which would result in reduction in the number of teachers using our smart in-school classroom solution and number of students enrolling in our after-school tutoring courses. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

In addition, we rely on third-party mobile application distribution channels, such as Apple’s App Store and Android application stores, to distribute our mobile applications to students, teachers and parents. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, or if any third-party infringement claims are brought against our mobile applications, our mobile applications could be temporarily or permanently removed from such third-party mobile application distribution channels and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to live broadcasting and AI, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. We believe our technologies are core to our success and are critical to the implementation of our business model. In particular, implementation of technologies to improve teaching efficiency is an important part of our smart in-school classroom solution and is critical to attracting new teachers to adopt our solution. As an education technology company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of technology in education is still at an early stage and under exploration. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the online education industry in a timely and cost-effective manner. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

If our AI programs or proprietary data analytics algorithms, especially those related to localized and real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our online after-school tutoring courses. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our student base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our AI programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and courses would be significantly harmed, and they may lose confidence and trust in our products and courses. As a result, we may incur significant reputational damage and market share loss.

Inability to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our courses and services less attractive to students.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo constant changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our courses and products, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE issued certain implementation guidelines to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

We may not be able to timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team works closely with our instructors on developing, updating and improving our existing courses and educational content and developing new courses and educational content to stay abreast of the latest educational trends and changes in education curricula and textbook content in their respective subject areas. The adjustments, updates and expansions of our existing courses and educational content and the development of new courses and educational content may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses and educational content or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals or qualified instructors, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in our educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, our quiz questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, instructors and other employees and tutors and other workers supplied by third-party service providers, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, offline teacher service representatives and other employees and tutors and other full-time and part-time workers supplied by third-party service providers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

•

alleged misconduct or other improper activities committed by our students or our directors, officers, instructors, offline teacher service representatives and other employees and tutors and other full-time and part-time workers supplied by third-party service providers, including misrepresentation made by our employees or full-time and part-time workers supplied by third-party service providers to potential students, teachers and parents during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products, services or course offerings;

•

false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, instructors, offline teacher service representatives and other employees and tutors and other workers supplied by third-party service providers;

•	complaints by our students and their parents about our course offerings;
•	complaints by students, teachers and parents about our smart in-school classroom solution and products;
•	refund disputes of course fees between us and our students and their parents or administrative penalties;
•	security breaches of private user or transaction data;
•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and
•

governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

For example, in October 2018, it was reported that certain of our self-directed learning resources contained certain interactive, multi-media features that distracted students from learning and, in some cases, caused students to spend money on certain functions. We responded quickly to such reports and conducted a thorough internal investigation of all of our applications and learning resources to modify or remove, as applicable, any potentially improper content and features in such applications and resources. We also ceased to provide such self-directed learning resources and offered to refund money that were spent by students.

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, instructors, offline teacher service representatives and other employees and tutors and other workers supplied by third-party service providers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. In particular, we rely on the expertise and experience of Mr. Andy Chang Liu, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the online education industry is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality and non-compete clauses. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our success also depends on our having highly trained content and product development, financial, technical, human resource, sales and marketing staff, management personnel and qualified and dedicated instructors and tutors. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses, products and services, to launch new offerings and to expand our operations, and would have an adverse effect on our business and financial results.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers for our customers. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;
•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;
•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our cost of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Our brand image, business and results of operations may be adversely impacted by misconduct, improper activities and misuse of our product and service offerings by users, employees and workers supplied by third-party service providers, many of which are beyond our control.

We allow instructors and tutors to engage in real-time communication with our students and their parents. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. We regularly and actively monitor our live courses, chat messages and other content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our students, instructors, tutors supplied by third-party service providers and other users, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of our students, instructors, tutors supplied by third-party service providers or other users suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, student and teacher base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of fraud or other misconduct by employees and tutors supplied by third-party service providers. Other types of misconduct include, but are not limited to, intentionally failing to comply with government regulations, engaging in unauthorized activities when interacting with our students and during the course of their work, such as mishandling student records and data, and making misrepresentation to our prospective students, teachers and school partners during marketing activities, all of which could harm our business and reputation. It is not always possible to deter misconduct by employees and tutors supplied by third-party service providers, and such risks are greater with respect to misconduct, improper activities and misuse of our products and data by tutors of paid courses and teaching staff of trial courses supplied by third-party service providers, over whom we have less control as they are not our own employees. Although we set out confidentiality and conduct requirements for such tutors in our agreements with third-party service providers and third-party service providers set out similar requirements in their employment or service contracts with such tutors, and we oversee the performance of such tutors supplied by third-party service providers and request these third-party service companies to replace workers that engage in misconduct and illegal activities, such efforts may not be effective in controlling and deterring misconduct and improper activities. The precautions we take to prevent and detect misconduct by employees and tutors supplied by third-party service providers may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

Increases in labor costs, inflation and implementation of stricter labor laws in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We engage independent third-party service providers to recruit, train and manage tutors of paid courses and teaching staff of trial courses at our request and settle payment of service fees to such third-party service providers. But we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch were promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by attracting new customers or increasing the prices of our products and courses, our financial conditions and results of operations would be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, primarily due to seasonal changes in service days and course enrollments. For example, we may generate higher growth in net revenues in the second and fourth quarters in the future because of the increased paid course enrollments for the spring and fall semesters. We may also experience lower net margin in the first and third quarters in the future, primarily due to higher sales and marketing expenses resulting from increased enrollments in our promotional courses for the summer and winter holiday seasons. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. As of February 28, 2021, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018 Plan and the 2020 Plan is 59,899,375, 25,703,602 and 20,521,221, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.” We recorded RMB123.5 million, RMB93.1 million and RMB356.0 million (US$54.6 million) in 2018, 2019 and 2020, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in genuine care for children’s education and a deep understanding of our students, teachers and schools as well as the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products and course offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarters are located in Beijing, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing and most of our service providers are located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We have limited business insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” As of December 31, 2020, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

Since our initial public offering, we have become a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of parents, students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may need additional capital in the future to pursue our business objectives. If we cannot obtain additional capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We may not be able to achieve the benefits we expect from future investments and acquisitions.

We may make equity investments in or acquisitions of additional businesses, assets and technologies that complement our existing business in the future. This may include opportunities to expand our offerings and strengthen our technology and data capabilities. If the businesses or assets we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. In addition, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to successfully negotiate the terms of the acquisition or investment, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018, 6.1% in 2019, and 2.3% in 2020. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office and live broadcasting studios in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Advertising.”

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of online course content, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Shanghai WFOE and Beijing WFOE, or our wholly foreign owned entities, or our WFOEs, are our PRC subsidiaries and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China primarily through Shanghai VIE, one of our VIEs. Our WFOEs have entered into a series of contractual arrangements with our respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate financial results of our VIEs and their subsidiaries in our financial statements under U.S. GAAP. Our VIEs hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structure of our VIEs and our WFOEs does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;
•	imposing fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	discontinuing or placing restrictions or onerous conditions on our operations;
•	placing restrictions on our right to collect revenues; and
•	shutting down our servers or blocking our application/software.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our respective VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or NPC, promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our operations are conducted in China, and most of our assets are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in China and most of our assets are located in China. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

The PRC tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, one of our VIEs, Shanghai VIE, enjoys a preferential enterprise income tax rate of 15% as it is recognized as a HNTE by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. If Shanghai VIE fails to maintain its HNTE status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or SCNPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs and their subsidiaries. We may make loans to our PRC subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirement of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded "over-the-counter" earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks relating to the ADS—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the NPC’s decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published new rules in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Anti Long-Arm Jurisdiction.” Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online education industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks relating to the ADS

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select Market, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;
•	fluctuations in operating metrics;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products, services and courses and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;
•	changes in the performance or market valuations of other online education companies;
•	conditions in the online education market;
•	detrimental negative publicity about us, our competitors or our industry;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	regulatory developments affecting us or our industry;

•	general economic or political conditions affecting China or elsewhere in the world;
•	fluctuations of exchange rates between the RMB and the U.S. dollar; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class B ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

As of February 28, 2021, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 12.1% of our total issued and outstanding share capital and 80.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our seventh memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our seventh memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our seventh memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our seventh memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our Seventh memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Seventh memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the Seventh memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not effect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting where we asked the depositary to solicit your instruction, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Seventh memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;
•	we have confirmed to the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and
•	we have confirmed to the depositary that a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends or other distributions if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions or other distributions on the ADSs only to the extent that we decide to make distributions on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our seventh memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Seventh amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in China. All of our current operations are conducted in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act, in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. The arbitration provisions apply to actions arising under the Securities Act and the Exchange Act. Accepting or consenting to the arbitration provisions does not constitute a waiver by investors of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we need to comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be or become a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai VIE, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained control over Shanghai VIE through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai VIE and its shareholders.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing VIE, in February 2019, and further entered into a series of contractual arrangements with Beijing VIE and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing WFOE, established in July 2019, effectively controls Beijing VIE.

To further expand our business operations, we established Beijing Xiaofeng Online Technology Co., Ltd., or Beijing Xiaofeng, in March 2019, and we gained control over Beijing Xiaofeng through Shanghai WFOE by entering into a series of contractual arrangements with Beijing Xiaofeng and its shareholders in August 2020, and the contractual arrangements are deemed effective from the incorporation of Beijing Xiaofeng. As of the date of this annual report, there is no material business operations for Beijing VIE, Beijing WFOE and Beijing Xiaofeng. We are currently in the process of winding down Beijing Xiaofeng because it does not engage in material business activities.

We also established certain wholly-owned subsidiaries of Shanghai VIE and Beijing VIE to conduct our business, including Beijing Yiqi Science Technology Co., Ltd. in January 2017, Shang Li Qi Di Education Technology (Tianjin) Co., Ltd. in November 2019, Qi Mai Information Technology (Shanghai) Co., Ltd. in December 2019 and Taizhou Jiaojiang Yiqi Education Training School Co., Ltd. in June 2020. In addition, to operate our online after-school tutoring business, Beijing Yiqi Science Technology Co., Ltd obtained 100% sponsorship interest in Beijing Haidian District Yiqi Education Training School in July 2017 and Beijing VIE obtained 100% equity interest in Beijing Yiqi Information Technology Co., Ltd. in June 2020.

Our principal executive offices are located at 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 (10) 5945-1082. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.17zuoye.com/investor-relations. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools. Leveraging our in-school leadership, we offer online K-12 large class after-school tutoring services that complement students’ in-school learning. Powered by our integrated model and technology, our online K-12 large-class after-school tutoring courses stand out in terms of our unique approach to personalization realized through our data-driven understanding of individual students’ in-school performance, as well as our district-level localized insights. In 2018, 2019 and 2020, net revenues from our online K-12 tutoring services represented 30.2%, 88.5% and 94.1% of our total net revenues, respectively.

In-School

At our founding, we believed that delivering truly effective education in China requires a focus on the in-school learning that is core to the K-12 school system, and as such, we strategically began building our smart in-school classroom solution, including homework and academic assessment products, for K-12 schools in 2012 to empower in-school learning. Over the past eight years, we have significantly expanded the product portfolio within our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency improvements to teachers, students and parents in all of their key daily educational activities and enabling them to engage in ways that would be impossible using traditional offline methods. The core functions of our in-school products are free of charge for teachers, students and parents to use.

Our massive and proprietary content library features localized homework assignments, academic assessments and teaching and learning materials that closely track the local curriculum and educational objectives at schools across the country. In particular, our content library currently has a deep reserve of high-quality written and multimedia educational resources, including over 18 million homework questions, assessment sets, supplementary teaching and learning guides, self-directed learning videos, in-class teaching content kits and digital picture books that have been accurately tagged to meet educational needs under all major K-12 academic subjects and textbook versions. The widespread adoption of our smart in-school classroom solution and the high quality of our educational content offerings, as well as their daily integration into the in-school learning environment, have solidified our brand recognition and enabled us to win enduring trust from all stakeholders – teachers, students and parents. The high-frequency interactions we have across our products and our unique access to a large amount of mission-critical learning data also give us deep insight across all of our user groups. As of December 31, 2020, we had serviced over 1.0 million verified teacher users, 56.9 million verified student users and 49.4 million registered parent users on a cumulative basis. Our smart in-school classroom solution was used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in mainland China in 2020.

For teachers. We believe school teachers are the pillars of the education system. We provide teachers with comprehensive educational content that we have fine-tuned over the past eight years, as well as a range of powerful tools that allow them to more efficiently execute their daily activities, freeing them to concentrate on improving the quality of their teaching. With our products, teachers can easily track student performance during the semester and throughout different grades, empowering them to offer a significantly higher level of personalization and elicit better results from students.

For students. Our ultimate goal is to improve learning efficiency and outcomes for students across China. Our products enable students to engage with a massive, proprietary library of localized learning content, access and complete their assignments online, and receive personalized feedback based on issues identified in their homework and assessments. All of these activities and related in-school data are captured in a digital academic profile.

For parents. We offer parents an effective, user-friendly way to monitor the academic performance and progress of their children. We also provide parents with up-to-date analysis on the areas where their children face challenges, as well as individualized study plans designed to tackle these areas of academic weakness, enabling them to take a more active role in the learning process.

After-School

To help students overcome their individual academic weaknesses, we started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, providing them an after-school learning experience that is closely integrated with their in-school education. Our online after-school tutoring courses cover the major subject matters of China’s K-12 education.

We leverage our profound insights into student academic performance in school to design our online K-12 after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Moreover, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals.

Our Smart In-School Classroom Solution

Over the past eight years, we have significantly expanded the product portfolio of smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency to teachers, students and parents in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods. Our smart in-school classroom solution covers most of the major subjects of K-12 education in China, including nine subjects required in the Gaokao. The core functions of our in-school products are free of charge for teachers, students and parents to use.

School Coverage and User Base

We have established a strong national footprint within China’s K-12 education system through almost a decade of expansion and growth. In 2020, our smart in-school classroom solution was used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in China.

Through our high-quality and effective in-school products, we have amassed a large and highly engaged user community. As of December 31, 2020, we had serviced over 1.0 million verified teacher users, 56.9 million verified student users and 49.4 million registered parent users on a cumulative basis. In 2020, each active verified teacher user on average issued approximately eight homework assignments per week, and each active user of our in-school student applications on average maintained approximately seven sessions of user per week. In addition, the average MAUs of our in-school applications for students reached 15.6 million, 14.1 million and 19.7 million in 2018, 2019 and 2020, respectively.

Use Cases

Our smart in-school classroom solution covers all of the key activities related to K-12 in-school education in China, including class preparation and delivery, homework-related activities and academic assessment.

Class Preparation and Delivery

Given recent developments in technological capabilities and consumer behavior, technology has increasingly become a part of K-12 education. Our 17 Smart Class software is a comprehensive content creation tool that seamlessly integrates with the software school teachers use to teach. When preparing presentations and other course materials, teachers can instantly access hundreds of thousands of pieces of highly modularized, accurately labeled, readily usable and easily customizable educational content from our database. Our proprietary content library is frequently updated and is organized across a number of easy-to-navigate classifications, including subject, learning objective, grade level, textbook version, and content type, among others. Teachers are also able to incorporate homework and assessment data from our in-school applications when preparing teaching materials for class, and in this way can make sure to take into account common mistakes on past homework questions and examinations. By using our high-quality content and our in-school data to create customized class materials, teachers are able to easily deliver an engaging, interactive learning experience for their students with more effective results.

Homework-Related Activities

To provide an integrated education experience, our system matches the corresponding teacher, student and parent accounts to streamline homework assignments, synchronize updates on learning progress and outcomes and facilitate communications among them.

Homework Assignment

Our applications give teachers the ability to easily access our massive, proprietary content library when assigning homework to their students. Our content is highly localized, which given the significant regional differences in China’s K-12 education, is necessary to effectively improve students’ educational outcomes. Leveraging our state-of-the-art algorithm technologies, our applications automatically generate and recommend to teachers a wide variety of homework sets sourced from our proprietary content library. These homework sets are tailored according to a number of corresponding local and personal factors, including textbook versions, learning objectives, specific knowledge points and weaknesses and areas for improvement. They are further categorized for specific use cases, such as day-to-day, after-class homework, holiday homework and exam preparation. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.” We also provide teachers with the flexibility to create their own customized homework sets using questions sourced from our content library. Teachers may also use our applications to distribute paper-based homework assignments to their students digitally. In addition to homework questions, our content library also includes a large collection of interactive educational materials, including digital picture books, conversation exercises and short videos we have developed in-house for teachers to incorporate into their assignments.

In addition, our applications for students and parents recommend highly personalized exercises that complement homework assigned by teachers for additional learning at students’ own pace.

Homework Submission, Evaluation and Supervision

Our applications allow students to submit the answers to their homework and other evaluation questions digitally through a range of common input mechanisms, including typing, digital handwriting and voice. Our teacher applications automatically grades or, at a minimum, generates preliminary marks for all homework sourced from our content library as soon as students complete their assignments. Our powerful automatic speech recognition and computer vision technologies enable real-time answer evaluation and grading of both spoken and written text formats with high accuracy and reliability. For more information on the related technologies, see “—Technology—Automatic Speech Recognition and Evaluation” and “—Technology—Computer Vision.”

We also enable parents to supervise their children’s homework in real-time. Our parent application sends automatic notifications for a range of activities, alerting parents of new assignments, delays and an overview of student homework results so that parents can easily track their children’s day-to-day learning progress.

Tracking and Analyzing Homework Results

Our applications vastly improve the efficiency and depth with which teachers are able to track and analyze homework results to monitor student learning progress. For each homework assignment, our teacher applications automatically generate a comprehensive report based on insights from a wide variety of mission-critical data, including individual student results and class-wide accuracy rates, as well as average scores for each individual question. Our applications thereby promptly and precisely identify for teachers the weaknesses and areas of improvement of students both on a class-wide and an individual level, which is key to improving the effectiveness of their teaching and, ultimately, student educational outcomes. Our algorithm technologies also learn on this data to constantly fine-tune our homework recommendations for each teacher, creating a self-reinforcing cycle that rewards long-term, repeated use of our products.

Through their respective applications, students and parents can also access detailed compilations of all the mistakes students have made in the past, which constitute valuable personalized learning materials for students’ review and reference for parents’ guidance and supervision.

Academic Assessment

We assist teachers in various forms of academic assessment catering to their diverse needs. Leveraging our highly localized content library and powerful applications, teachers can design, distribute and easily grade assessments with ease in a range of assessment scenarios, from short quizzes to mid-term and final exams. Purely online academic assessments have become increasingly popular among teachers and schools since the COVID-19 pandemic. In addition, we also help teachers digitize, grade and review examinations distributed and completed in offline settings. Using our powerful algorithm technologies, we also provide teachers, schools and parents detailed post-assessments analysis reports to help them better understand and contextualize the academic performance of their students. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.”

Our After-School Tutoring Services

We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017. Under our “in-school + after-school” integrated model, we leverage our profound insights into student academic performance in school to design our online after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Moreover, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals.

Course Offerings

We offer a comprehensive library of tutoring courses covering all grades and major subject matters required in high school and college entrance exams. We offer our courses in four semesters, namely, the two school semesters in Spring and Fall, and the two holiday semesters in Summer and Winter. We generally livestream our classes during weekends or during after-school hours on weekdays in the two school semesters in Spring and Fall and for a consecutive period of seven to ten days in the two holiday semesters in Summer and Winter. The following table provides our course offerings based on grades and subjects as of December 31, 2020:

	Primary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●
Physics								●	●	●	●
Chemistry									●	●	●
History									●
Science								●
Political Science									●

●	Offered by us

Capitalizing on our proprietary content library and profound insights gained from in-school learning data, we are able to efficiently provide a large number of highly localized courses covering a wide range of regions. These courses cater to students’ learning needs based on a variety of factors, including, among others, specific geographic location, version of textbook and level of difficulty. For example, we offer, at varying difficulty levels, middle school mathematics courses specifically tailored to eight different regional textbook versions in China.

Our Dual-Teacher Model

We have adopted a dual-teacher model to improve student engagement and learning effectiveness. We divide each large class into multiple smaller groups and assign a tutor to each group to closely assist and guide each student throughout the entire period of a course. Each tutor typically is assigned to work with 200 to 300 students. We believe this dual-teacher model helps maximize our ability to improve teaching effectiveness and efficiency, and the personal attention provided to our students helps build a sense of community that drives student engagement and enhances learning results.

As of December 31, 2020, 340 instructors and 3,402 tutors were servicing the students of our online after-school tutoring courses. Our high-quality, well-trained instructors are critical to providing students an effective and engaging learning experience with our proprietary educational content. The tutors play an in-depth, overarching role in supplementing our instructors’ teaching efforts and closely guiding students and parents with data-driven insights. Their responsibilities include supervising students’ in-class performance, reviewing after-class assignments and recommending personalized exercises, and advising parents on their children’s learning progress.

Support System

Our instructors are guided by our data-driven insights and assisted by the tutors in preparing and delivering courses. During course preparation, our instructors are able to reference students’ common questions and mistakes by the large amount of learning data we accumulated, allowing them to structure courses accordingly to proactively address these questions and mistakes. During course delivery, the tutors keep our instructors updated on students’ learning progress and feedback, based on which our instructors continually fine-tune their teaching.

We empower our tutors with a modularized program to help them channel our data-driven insights into their services for students and parents throughout each stage of our courses. For example, the system enables the tutors to efficiently recommend to their students highly personalized after-class exercises and learning materials based on our data-driven insights about their in-school academic performance, as well as trends and patterns of in-school education at various local levels that we monitor and synthesize on a real-time basis. Further, the tutors capitalize on the strong algorithm capabilities of the program to provide parents highly contextualized and detailed evaluation of their children’s performance and provide personalized consultation accordingly throughout and upon the completion of each course. We only use insights from students’ in-school academic performance data for after-school tutoring services if we have obtained the requisite prior consent.

Recruitment

We routinely onboard seasoned instructors with extensive local teaching experience and strong reputations, as well as high-quality recent graduates from top universities in China and abroad. We are highly selective in recruiting our instructors. Applicants must go through multiple rounds of screening processes, including preliminary interviews, teaching skills demonstrations and re-examinations.

To continually strengthen the pool of tutors for our courses, we engage third-party service providers to regularly enlist recent graduates of reputable universities and experienced candidates with relevant educational experience. We impose high selection standards in a variety of criteria, including grasp of relevant academic subjects, analytical and communication skills, teamwork abilities, personality traits, commitment to customer service and sense of responsibility. Candidates must undergo series of interviews, trainings and assessments before they are formally accepted.

Development

Before they are approved to formally teach our online classes, our newly-hired instructors must complete rigorous, standardized training programs to ensure they have the requisite teaching skills and understanding to deliver our systematically developed content effectively. Subjects of these programs include fundamental training on academic understanding and teaching skills, in-depth training on utilizing our systems and programs, pilot courses and performance evaluation and preparation and rehearsal for live-classes. We closely supervise our instructors’ performance. For example, our quality assurance personnel review our online courses by random selection on a weekly basis to evaluate instructors’ performance and help them hone their class delivery. In addition, we also utilize our data analytics technologies to help analyze and refine their teaching skills.

The tutors must complete a comprehensive onboarding program with respect to our work flows, operational systems, corporate culture, client service protocols and other key aspects of their responsibilities. To further improve their ability to manage their relationships with students and parents throughout each stage of our courses, they are also subject to continued, practical trainings periodically on a number of key areas, such as abilities to effectively communicate with parents, to elevate students’ motivation and interest, to efficiently analyze students’ weaknesses and areas for improvement and to provide personalized advice.

Evaluation and Compensation

Our instructors and tutors are subject to comprehensive evaluations on a quarterly basis, in addition to the on-going evaluation processes in place. Adopting a holistic approach, we consider a wide variety of quantitative and qualitative criteria, including student learning outcomes, student retention, parent feedback and contributions to other related areas, such as content development and staff training. Our instructors and tutors receive competitive performance-based bonuses and hourly course fees.

Class Experience

Our state-of-the-art, multi-functional interface creates a highly engaging, immersive and interactive experience for our students, which we believe sets us apart from many of our competitors. Students may use the 17 Online School application, or log onto the website of our after-school tutoring services, to participate in live-streaming classes and review recorded classes.

In addition to interacting with each other in the live-chat box, students, instructors and tutors can efficiently conduct a variety of real-time activities using our pre-set modules to simulate a real-world classroom experience. For example, instructors and students may assign and answer multiple choice questions within customized time limits, organize group quiz competitions live and conduct instructor-to-student live video chats through multiple picture-in-picture windows for showcasing answers to the whole class.

To ensure the effectiveness of our online courses, our live-streaming system is designed to encourage students’ participation through a variety of measures. For example, our system allows instructors to provide students various forms of virtual animated effects and cosmetic features to incentivize their active participation and excellent performance.

Full-Screen Interface

To further simulate a real-world classroom experience, starting in July 2020, we have started to provide a full-screen interface for a majority of our paid courses. The full-screen interface features a live-streaming feed that occupies the entire default viewer interface. This format is conducive to creating a more immersive and engaging learning environment that is similar to an offline classroom setting for our students. The large high-resolution display in this format can present approximately 30% more content on each slide than the “blackboard” in traditional three-module interfaces.

CGI-Based Interface

We also utilize CGI livestreaming studios for delivering the content of certain primary school English courses. Adopting advanced CGI technologies commonly used in motion picture and television production, we are able to efficiently incorporate a wide variety of animated visual effects by simultaneously layering them onto the background for the instructors to present. The resulting interface provides a highly interactive, immersive learning environment that is particularly effective in stimulating and cultivating younger students’ interest in learning.

Course Fees

The course fees for our paid courses per semester typically ranged from RMB99 to RMB1,928 per course in 2020. Our median level of course fees increased by 13% from 2018 to 2019, and increased by 34% from 2019 to 2020. We also offer trial courses that are priced below RMB99 per course, including free promotional courses.

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2020, we had 330 content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

In-School Content

The content in our massive, proprietary content library primarily includes localized homework and academic assessment questions sets and multimedia, interactive educational materials. Development of the questions sets generally involves two major stages:

•

Preparation. Our development professionals source, reconfigure, collate, proofread and input questions that address local educational needs of different regions across China, and further contextualize, catalogue and categorize them on our system.

•

Recommendation. We leverage our powerful algorithm technologies to tag each question for mapping the knowledge points it covers, and to automatically recommend question sets based on the tags in relation to students’ weaknesses and areas for improvements. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.”

For our interactive, multimedia educational materials, our dedicated multidisciplinary professionals carry out series of scripting, designing and testing processes to maximize their effectiveness in stimulating students’ interest and improving learning outcomes. We constantly update our content library according to updates in local educational requirements and trends, as well as learning and behavioral data generated by our users.

After-School Content

The development efforts of our online after-school tutoring courses primarily concentrate on two key areas:

•

Development of course syllabi and content. Our development professionals combine our accumulated education experience and our multi-dimensional, mission-critical in-school learning data to develop our tutoring course curriculum and content. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of standardized course syllabi and the detailed course materials for each lecture. We provide students with both hard and electronic copies of accompanying course materials. As an integral part of our after-school content offerings, we also utilize our algorithm and data analytics capabilities to develop and recommend highly personalized after-class exercises and academic assessments that are complementary to students’ in-school education for our tutors to administer. We continually update and improve our courses’ content after each semester based on students’ and parents’ feedback and the latest insights we have gained from our in-school products.

•

Adaptation for live classes. Our development professionals work closely with our instructors to effectively present and impart our data-driven course content in a stimulating and engaging manner for live classes. We use our data analytics technologies to continually analyze our live classes and improve our teaching materials accordingly.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2020, we had a team of 696 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

Automatic Speech Recognition and Evaluation

We have accumulated extensive expertise in developing and applying automatic speech recognition and evaluation technologies, which are primarily used for real-time grading of English-speaking exercises on our in-school applications. In addition to pronunciation and fluency, we are also able to evaluate vocabulary, grammar, expression and other semantic elements of speech with high accuracy by integrating our speech recognition and evaluation and language processing capabilities. In 2020, the highest number of audio messages that our automatic recognition and evaluation technologies evaluated on a daily basis surpassed 300 million. Such a large amount of audio data enables us to train our AI engine to adjust to the evaluation criteria of different schools and teachers, and therefore significantly improves the accuracy of evaluation at local levels. In addition, we have developed a strong expertise in automatic recognition and evaluation of younger children’s speech, using accumulated data and experience with respect to their differences in pronunciation, vernacular and speech pattern. As a testament to our strong capabilities in automatic speech recognition and evaluation, we have entered into a strategic partnership with PEP Digital Publishing Corporation Limited, a subsidiary of People’s Education Press, China’s largest publisher of K-12 public school textbooks and other educational materials, that focuses on digitalization of educational materials. Through the partnership, we help improve their language learning and assessment programs with our accumulated expertise and technologies.

Computer Vision

We have also developed strong computer vision technologies. They are used in a wide variety of offline-to-online homework- and academic assessment-related scenarios, such as automatic evaluation of handwritten dictation, short-answer and essay questions for English and Chinese education and computational and word problems for mathematics education. We continually improve the accuracy of, and broaden the capabilities of, our computer vision technologies leveraging the vast amount of visual data we process.

Big Data

Algorithms

Our algorithm technologies significantly improve the efficiency and precision of our content development and recommendation efforts. When identifying all the knowledge points that each question in our content library covers, our algorithm technologies, in conjunction with our natural language technologies, have significantly improved the efficiency of our data tagging efforts compared to manual tagging. Further, our algorithm-based recommendation system provides the foundation for our capabilities to automatically recommend homework sets to teachers and extra exercises to students and teachers. Through in-depth analysis of weaknesses and areas for improvement on class-wide and personal levels and the identification of the underlying commonalities among questions in terms of difficulty levels and knowledge points, the recommendation system allows our in-school products to recommend homework sets tailored to maximize the effectiveness and efficiency of learning.

Our item response theory-based algorithm technologies are extensively used in analyzing the results of academic assessments conducted through our in-school applications and in our after-school tutoring services. The algorithm model factors in each assessment question’s difficulty levels and knowledge points in relation to students’ learning progress and other attributes. We are therefore able to provide to teachers, schools and parents highly contextualized assessment analysis reports showing the academic performance of students underlying their assessment scores.

Business Intelligence

We extract valuable business intelligence from the vast amounts of data we process and optimize our efficiency across a wide range of our business operations. For example, we use big data analytics to construct user profiles for after-school tutoring courses’ students, which in turn provides valuable insights as to how to improve students’ learning experience, increase their retention and conversion of paid course enrollments. We also constantly monitor and analyze the key performance indicators of instructors, tutors and other related staff, adjust our human resource allocations accordingly to maximize the cost-effectiveness of our courses. In addition, we heavily rely on big data analytics to predict user behavior to optimize the precision and efficiency of our sales and marketing and customer service efforts.

Infrastructure

Our servers are hosted in our own internet data centers in different regions in China, including Beijing, Wuxi and Guangzhou. We continually back-up our databases on both real-time and delayed bases. Our IT and operation professionals continually monitor the performance of our websites, applications and network infrastructure to promptly respond to potential risks. We also partner with leading cloud service providers in China to host our computing functions.

Sales, Marketing and Customer Service

Smart In-School Classroom Solution

We primarily utilize our offline teacher service team, and leverage organic word-of-mouth referrals that we generate as our brand grows, to promote our smart in-school classroom solution in K-12 schools across China. Our offline teacher service team consists of full-time representatives, who provide customer service for teachers, including helping teachers to learn to use our products, and regularly gathering their feedback and update them on our products’ new features and content. These representatives have developed strong execution capabilities, team-

building skills and sales know-how from our continuous and rigorous training. The representatives generally initiate the first contact by paying a visit to a teacher that might be interested in our products at their school. Once we have established a foothold in a school, we often increase adoption of our smart in-school classroom solution at the same school across multiple grades and academic subjects through organic teacher user referrals. They also participate in educational meetings and conduct promotional events at the school to further promote and integrate our products into the school’s educational plans. As our brand continues to grow, we generate a significant amount of word-of-mouth referrals among teachers and other stakeholders across China, which in turn further increases our user base and brand recognition.

After-School Tutoring Services

We market after-school tutoring courses and strengthen our brand recognition primarily through a variety of online channels. In particular, our in-school products, especially our parent application, provide a large amount of organic traffic for us to target the key decision makers in a cost-effective and efficient manner. We also leverage word-of-mouth referrals generated based on our general brand recognition and trust from users of both our in-school products and after-school courses. We also place advertisements and conduct marketing campaigns on major social media platforms, websites and TV channels in China.

Trial Courses

We constantly offer trial courses that are priced below RMB99 per course, including free promotional courses. These trial courses provide prospective students an engaging, encouraging experience that demonstrates the effectiveness of our educational content and instructors in improving their learning experience and outcomes. Our powerful data-driven insights allow us to help prospective students efficiently identify the academic needs and areas of improvement, and to effectively convert sales leads into paid course enrollments.

Online Community and Content Marketing

We continually engage in online community and content marketing initiatives, primarily through our official accounts on major social network platforms in China and local groups of parent users we organize on these platforms, to constantly promote our courses and brand and maintain a continuous dialogue with them. Leveraging our accumulated in-school and after-school experience and content, we routinely produce and distribute informative marketing materials on helpful and pertinent topics, such as cultivating children’s interest in learning, nurturing parent-child relationships and understanding of current trends in education.

Other Educational Services

We also offer a variety of other educational services bolstered by our exceptional capability to create educational content and our advanced technologies, primarily including (i) membership-based premium educational content subscriptions to our selected proprietary offerings, including à la carte courses, workbooks, study plans and associated services, available on our parent application; (ii) education informatization services, which consist of various SaaS solutions in relation to teaching management, content development and data analytics for education-related government entities, schools and service providers; and (iii) AI-enabled courses in the format of interactive, small-class course offerings that encourage teamwork and competition among students.

Data Privacy and Security

We are committed to protecting the large amount of user data that we collect, process, store and use on a daily basis. We have implemented advanced data encryption measures to ensure secured transmission of data, encrypt confidential personal information for storage and apply classified encryption methodology based on the level of risk. In addition, we have established stringent internal protocols to prevent any unauthorized access or use of our user data. We have obtained the Level III Certification in Information Security and Protection issued by the relevant local branch of Ministry of Public Security. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of our students. All our employees and tutors are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our user data. We limit the types of personal information that our employees and products are allowed to collect to only those strictly necessary for conducting our operations. Our user data is ranked by level of risk, and our risk department works with our various operating departments to delineate the types and scope of user data that employees are allowed to access based on their work scope and job responsibility. Our employees’ and tutors’ access and use of user data are automatically recorded and routinely reviewed. We also conduct system-wide vulnerability scanning and penetration test every year to continually improve our data security measures.

Content Monitoring

We are committed to maintaining a healthy and positive educational environment for students and other users. Our educational content is typically subject to internal review and testing by multiple levels of our operational and management teams before being approved to launch. Our dedicated content monitoring and risk management personnel monitor our live courses, chat messages and other content on our in-school and after-school products.

Corporate Social Responsibility

Deeply rooted in China’s K-12 education ecosystem, we regularly engage in corporate social responsibility initiatives under the brand 17 Cares to promote educational equality. 17 Cares focuses on using our experience, technologies and resources to improve the quality of K-12 education in impoverished regions in China. In cooperation with local authorities, non-profit organizations, schools and other community stakeholders, we have sponsored a wide variety of charitable events and public interest activities, ranging from providing pro bono educational informatization and training services, donating funds and educational resources, to facilitating the exchange between students from rural and urban areas.

Competition

We compete with other providers on, and continually strengthen our advantages in, the following principal competitive factors:

•	functions covering diversified educational scenarios and friendly user experience;
•	high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives;
•	insights based on learning data and empowered by data analytics capabilities;
•	application of a wide range of advanced technology in different educational scenarios;
•	effectiveness of customer services and sales and marketing efforts; and
•	track record, trust and brand recognition.

The online after-school tutoring services industry in China is intensely competitive. We believe the principal competitive factors in our business include the following:

•	teaching quality and personalized tutoring services;
•	localized content and effective study plans;
•	trust and brand recognition;
•	ability to generate paid course enrollments on a large scale and in a cost-efficient way; and
•	operational efficiency guided by data-driven insights.

We believe that we are well-positioned to effectively compete on the factors listed above. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.”

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2021, we had registered 185 trademarks, 48 literature and artwork copyrights, 71 software copyrights and 72 domain names in China.

In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property developed by them in connection with their employment with us, including our in-house developed content and technologies and recorded courses, are our property.

Insurance

We provide certain employees supplemental health insurance. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulations

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the State Administration of Press Publication Radio Film and Television). This section summarizes the principal PRC regulations related to our business.

Regulation Relating to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the MOFCOM and the NDRC, effective on July 23, 2020, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, as last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, effective on March 1, 2016 and as amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Relating to Private Education

The Education Law of PRC, or the Education Law, sets forth provisions relating to the fundamental education systems of China, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Pursuant to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools must be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the MOJ published a draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of PRC, or the MOJ Draft, for public comment. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. The institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not provide educational and teaching activities which require the private school operating permit. The internet technology service platform that provides training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

Regulation Relating to After-school Tutoring and Educational Apps

On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and publicly present the classes, courses, target students, class hours and other information relating to their academic training courses (primarily including courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the General Office of the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates the after-school training institutions targeting students in elementary and middle schools. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a training premise that satisfies specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant requirements relating to fire safety, environmental protection, hygiene, food operation and others; (iii) purchase personal safety insurance for their students to reduce safety risks; and (iv) avoid hiring any teachers who are working concurrently in primary or secondary schools, and ensure that teachers tutoring in academic subjects (such as Chinese, mathematics, English, physics, chemistry and biology) have the corresponding teacher qualification licenses. Teachers in primary and secondary schools cannot force or compel students to participate in tutoring provided by after-school training institutions, which is consistent with the principle of the PRC Compulsory Education Law that primary and secondary schools cannot promote or disguise products or services to students for their profit. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). With respect to online education service providers, State Council Circular 80 provides a principle that regulatory authorities of networking, culture, information technology, radio and television industries should cooperate with regulatory authorities of education in supervising online education in their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and further defined activities that will be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

On August 30, 2018, the MOE, SAMR, and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers, which requires, among others, that the schools (i) shall use electronic devices based on the principal of necessity, shall not rely on electronic devices for teaching and homework assignment and shall rather assign paper-based homework in principle, and shall limit use of electronic devices to no more than 30% of total teaching time; and (ii) shall strictly implement the learning and development guidelines for children aged from 3 to 6, pay attention to the importance of child life and play and avoid “primary school” teaching.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides that provincial regulatory authorities of education should be responsible for being filed with the training institutions that use internet technology to provide online training and target primary and secondary school students. Provincial regulatory authorities of education should supervise the online after-school training institutions based on the policies regulating the offline after-school training institutions. In addition, online after-school training institutions are required to file the information of their courses, such as names, contents, target students, syllabi and schedules with the relevant provincial regulatory authorities of education and publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful contents (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculties, students or parents as the main users and with education or learning as the main application scenarios, are educational Apps, which should be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that (i) each provider of educational Apps should obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity before the completion of filing; (ii) the educational Apps with main users under the age of 18 should limit the use time of its App, specify the range of suitable ages, and strictly monitor the content in its App; (iii) if any educational App will be introduced as a mandatory App to students in any school, such educational App should be approved by the applicable school through its collective decision-making process and be filed with the competent regulatory authorities for education; and (iv) the educational Apps selected by regulatory authorities for education and schools as the teaching or management tools are not allowed to charge any fees to students or parents or offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 13, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall make efforts to conduct investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms to exempt themselves from liability, increase consumers’ liability and exclude consumers’ legal rights.

The Law for Protection of Minors issued by the Standing Committee of the National People’s Congress on September 4, 1991 was recently amended on October 17, 2020 and such amendments will take effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum for the pre-school age minors, and online education products and services that are targeted at minors shall not include any links to online games or push any advertisements and other information that are irrelevant to teaching.

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training, or the Online After-school Training Opinions, as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

With respect to the filing requirements, the Online After-school Training Opinions provides, among others, that (i) an online after-school training institution should file with the competent provincial regulatory authorities of education after it obtains the ICP License and the grade evaluation report for the graded protection of cybersecurity; (ii) the materials need to be filed by the online after-school training institutions include, among others, the materials related to the institution (such as the information on their ICP Licenses and other relevant licenses), the management systems used for protection of personal information and cybersecurity, the training content and the training personnel; and (iii) the competent provincial regulatory authorities of education should promulgate local implementing rules on filing requirements, which should focus on training institutions, training content and training personnel.

The Online After-school Training Opinions further provides that the competent provincial regulatory authorities of education should, jointly with other provincial government authorities, review the filings and qualifications of the online after-school training institutions, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training itself, and should not be beyond the scope of relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. The training content and data should be stored for more than one year, among which the live streaming teaching videos should be stored for more than six months; (ii) each course should not be longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and no homework should be left for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teachers who are currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ platforms and course interfaces should present the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their parents, the online after-school training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically presented on the training platforms. The prepaid fees can only be used for education and training purposes, and cannot be used for other investment activities. If the prepaid fees are charged based on the number of classes, the prepaid fees are not allowed to be collected in a lump sum for more than 60 classes. If the prepaid fees are charged based on the length of the learning period, the prepaid fees are not allowed to be collected for a learning period of more than three months; and (vi) the online after-school training institutions with incompliance or issues identified by the competent provincial regulatory authorities of education must complete the rectification, and would be subject to fines, administrative order to suspend operations or other administrative sanctions if they fail to complete the rectification in time.

On April 21, 2020, the Ministry of Human Resources and Social Welfare and other government authorities jointly promulgated the Notice of Implementing the Phased Measures of “Taking Certificate after Starting Career” for Certain Occupations under COVID-19, pursuant to which all college graduates who are eligible for the teacher qualification examination and meet the requirements of teacher qualification regarding ideological and political criteria, language skills and physical conditions are allowed to start to engage in the related work of education before obtaining the teacher qualification licenses. The teacher qualification licenses are not be a mandatory precondition for college graduates if they are hired prior to December 31, 2020.

On November 27, 2020, the MOE and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors. The Notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will re-review the relevant filings.

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

Regulation Relating to Internet Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” is defined as the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” are defined as the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers should take various measures during operation of their services, such as examining and verifying the authenticity of the identification information, and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services should file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, the live streaming services providers are required to file with the local public security authority within 30 days after they commence the service online.

Regulation Relating to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

Regulation Relating to Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), on February 17, 2011 and last amended on December 15, 2017, requires internet information services providers engaging in commercial “internet culture activities” to obtain an internet culture business operating license from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

Regulation Relating to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulation Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (x) sells or provides personal information to others in a way violating the applicable law, or (y) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the MPS on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

According to the Civil Code of China, which has taken effect on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person.

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which will take effect from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

Regulation Relating to Publishing

Under the Administrative Provisions on the Publications Market, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publishing activities shall obtain a publishing license from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Relating to Advertising and Promotion

The principal regulations governing advertising businesses in China are the PRC Advertising Law as last amended on October 26, 2018 and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019 requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, etc. as to defraud or mislead customers.

Regulation Relating to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it on November 11, 2020 with the amendments becoming effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet, software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, as amended on May 19, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended on October 17, 2020, which will become effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant varieties or methods of nuclear transformation and substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to applicable laws.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

On May 28, 2020, the National People’s Congress approved the Civil Code of PRC, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

Regulation Relating to Scope of Business

Under the Implementation Rules for the Administrative Regulations on Registration of Enterprise Legal Persons promulgated by the SAMR in 1988 and last amended in 2019, enterprises shall engage in business activities in accordance with the scope of business approved and registered by the registration authorities. Enterprises which engage in business activities beyond the approved and registered scope of business shall be given a warning, depending on the extent of the offense, illegal income shall be confiscated, a fine of no more than three times the amount of the illegal income shall be imposed, capped at RMB30,000; where there is no illegal income, a fine of no more than RMB10,000 shall be imposed.

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter-enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9. PBOC established a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in China including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period starting from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC, and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

Anti-Monopoly Law

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to classify that concentrations involving variable interest entities shall also be subject to anti-monopoly review.

Regulations Relating to Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, a working committee shall decide whether or not to include a foreign entity concerned in the list of unreliable entities and make an announcement on such inclusion based on investigation of following factors: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) any other relevant factors. If a foreign entity is included in the list of unreliable entities, the working committee may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity's investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity's relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity's relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) any other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. A working committee will take the following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) any other relevant factors. In case it is confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction against such relevant foreign legislation and other measures. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)

Shareholders of Shanghai VIE and their respective shareholdings in Shanghai VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%), a relative of Mr. Andy Chang Liu.

(2)

Shareholders of Beijing VIE and their respective shareholdings in Beijing VIE and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

(3)

Shareholders of Beijing Xiaofeng and their respective shareholdings in Beijing Xiaofeng and relationship with our company are (i) Mr. Fuqiang Wang (50.0%), our employee, (ii) Mr. Dongwei Xiao (30.0%), our employee, and (iii) Mr. Bolei Yao (20.0%), our employee. Beijing Xiaofeng is in the process of deregistration.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai WFOE and Beijing WFOE are our PRC subsidiaries, which we refer to as our WFOEs in this annual report, and they are foreign-invested enterprises under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai VIE, Beijing VIE and Beijing Xiaofeng, our consolidated variable interest entities in China which we refer to as our VIEs in this annual report, based on a series of contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders.

Arrangements that provide us effective control over our VIE

Proxy Agreement and Powers of Attorney. Pursuant to the proxy agreement and powers of attorney executed by Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders and the respective power of attorney executed by each of Shanghai VIE’s shareholders, each of Shanghai VIE’s shareholders irrevocably authorized Shanghai WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Shanghai VIE, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, voting at such meetings, nominating and appointing directors, receiving dividends and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholders. The proxy agreement and powers of attorney will remain effective within the operating period of Shanghai VIE, unless otherwise unilaterally terminated by Shanghai WFOE in its sole discretion. The proxy agreement and powers of attorney were executed in May 2013, which were amended and restated in May 2020, and the amended and restated proxy agreement and powers of attorney were deemed effective from November 2018. The proxy agreement and powers of attorney were further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and each of Beijing VIE’s shareholders entered into a proxy agreement and powers of attorney and each of Beijing VIE’s shareholders entered into a power of attorney, each as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, each of which includes terms substantially similar to the proxy agreement and powers of attorneys relating to Shanghai VIE as described above, respectively.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and each of Beijing Xiaofeng’s shareholders entered into a proxy agreement and powers of attorney and each of Beijing Xiaofeng’s shareholders entered into a power of attorney, each of which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the proxy agreement and powers of attorneys relating to Shanghai VIE as described above, respectively.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders, Shanghai VIE’s shareholders pledged all of their equity interests of Shanghai VIE to Shanghai WFOE as security for performance of the obligations of Shanghai VIE and Shanghai VIE’s shareholders and their spouses, as applicable, under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters. During the term of the equity interest pledge agreement, Shanghai WFOE has the right to receive all of Shanghai VIE’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai WFOE, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Shanghai VIE and will have priority in receiving the proceeds from such disposal. Shanghai WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. Shanghai VIE and its shareholders undertake that, without the prior written consent of Shanghai WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the earlier of (i) the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by Shanghai WFOE pursuant to the terms and conditions of this equity interest pledge agreement, or (iii) that the shareholders of Shanghai VIE transfer all the equity held in Shanghai VIE to Shanghai WFOE or its designee(s) pursuant to the exclusive call option agreement. The equity interest pledge agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated equity interest pledge agreement was deemed effective from November 2018. The equity interest pledge agreement was further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and Beijing VIE’s shareholders entered into an equity interest pledge agreement, as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, which includes terms substantially similar to the equity interest pledge agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and Beijing Xiaofeng’s shareholders entered into an equity interest pledge agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the equity interest pledge agreement relating to Shanghai VIE as described above.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Beijing Xiaofeng, Shanghai VIE and Beijing VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai VIE and certain subsidiaries of Shanghai VIE, Shanghai WFOE has the exclusive right to provide or designate any third-party to provide, among other things, asset and business operation consultancy services, research and development services for education software and courseware, employee professional training services, human resource management services, market survey and research services, permission of intellectual property rights, and other business and technological support as needed to Shanghai VIE and its subsidiaries. In exchange, Shanghai VIE and its subsidiaries agree to pay service fees to Shanghai WFOE in an amount determined by Shanghai WFOE in its sole discretion and can be adjusted by Shanghai WFOE unilaterally. Without the prior written consent of Shanghai WFOE, Shanghai VIE or its subsidiaries cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations, which remain effective whether or not the agreement is amended or terminated. The exclusive management services and business cooperation agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai VIE or its subsidiaries terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai WFOE. The exclusive management services and business cooperation agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive management services and business cooperation agreement was deemed effective from November 2018.

In May 2020, Beijing WFOE, Beijing VIE and certain subsidiaries of Beijing VIE entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE and Beijing Xiaofeng entered into an exclusive management services and business cooperation agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shanghai VIE as described above.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai WFOE, Shanghai VIE and Shanghai VIE’s shareholders, each of the shareholders of Shanghai VIE has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of their equity interests in Shanghai VIE and Shanghai VIE has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, each at a purchase price of RMB1.0 or equal to the lowest price permissible by the then-applicable PRC laws and regulations, at Shanghai WFOE’s sole and absolute discretion to the extent permitted by PRC law. If the purchase price is higher than RMB1.0, the shareholders of Shanghai VIE shall promptly give all considerations they received from the exercise of the options to Shanghai WFOE or its designee(s). Shanghai VIE and its shareholders covenant that, without Shanghai WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shanghai VIE; (ii) transfer or otherwise dispose of their equity interests in Shanghai VIE; (iii) amend Shanghai VIE’s articles of association or change Shanghai VIE’s registered capital; (iv) cause Shanghai VIE to enter into or terminate any material contract to which Shanghai VIE is a party, except in the ordinary course of business; (v) change the scope of business of Shanghai VIE; (vi) allow Shanghai VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business; (vii) merge or consolidate Shanghai VIE with any other entity or acquire or invest in any other entity; (viii) distribute any dividend; (ix) sell, transfer, mortgage or otherwise dispose of any of Shanghai VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations; or (x) terminate, liquidate or dissolve Shanghai VIE. The exclusive call option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai VIE or its shareholders terminate the exclusive call option agreement. The exclusive call option agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive call option agreement was deemed effective from November 2018. The exclusive call option agreement was further amended and restated in September 2020 due to the change of Shanghai VIE’s nominee shareholders.

In May 2020, Beijing WFOE, Beijing VIE and Beijing VIE’s shareholders entered into an exclusive call option agreement, as amended and restated in September 2020 due to the change of Beijing VIE’s nominee shareholders, which includes terms substantially similar to the exclusive call option agreement relating to Shanghai VIE as described above.

In August 2020, Shanghai WFOE, Beijing Xiaofeng and Beijing Xiaofeng’s shareholders entered into an exclusive call option agreement, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the exclusive call option agreement relating to Shanghai VIE as described above.

Consent Letters. Pursuant to the consent letters executed by each of Shanghai VIE’s shareholders and its spouse on various dates, each signing shareholder and its spouse unconditionally and irrevocably agreed that the equity interest in Shanghai VIE held by and registered in the name of such shareholder be disposed of in accordance with the proxy agreement and powers of attorney, the equity interest pledge agreement, the exclusive management services and business cooperation agreement, and the exclusive call option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of its spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Shanghai VIE held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Shanghai VIE held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Each of Beijing VIE’s shareholders and its spouse entered into consent letters, as applicable, which includes terms substantially similar to the consent letters relating to Shanghai VIE as described above.

Each of Beijing Xiaofeng’s shareholders and its spouse entered into consent letters, as applicable, which is deemed effective from the incorporation of Beijing Xiaofeng and includes terms substantially similar to the consent letters relating to Shanghai VIE as described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of our VIEs and our WFOEs in China currently are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law” and “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices and studios in a number of other cities in China. Information on our leased properties as of December 31, 2020 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	28.1	1-6
Others	56.2	0.3-5.2
Total	84.3

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Forward-Looking Information.”

A.	Operating Results

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer online K-12 large-class after-school tutoring services that complement students’ in-school learning with a higher level of personalization. Our online K-12 large-class after-school tutoring services accounted for 30.2%, 88.5% and 94.1% of our total net revenues in 2018, 2019 and 2020, respectively. We also offer other educational services, which primarily include membership-based premium educational content offerings.

Under our “in-school + after-school” integrated model, we leverage our profound insights into student academic performance in school to design our online after-school tutoring courses. In addition, our significant presence in K-12 schools across China allows us to align our after-school tutoring content and learning modules with local curriculum and assessment objectives. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019, and further increased by 178.0% to 2,018 thousand in 2020. Net revenues from our online K-12 tutoring services increased by 283.0% from RMB93.9 million in 2018 to RMB359.6 million in 2019, and further increased by 238.9% to RMB1,218.6 million (US$186.8 million) in 2020.

Our net revenues increased by 30.7% from RMB310.7 million in 2018 to RMB406.2 million in 2019, and further increased by 218.6% to RMB1,294.4 million (US$198.4 million) in 2020. We generated a net loss of RMB656.1 million, RMB963.8 million and RMB1,339.9 million (US$205.3 million) in 2018, 2019 and 2020, respectively.

The gross billings of our online K-12 tutoring services increased by 268.4% from RMB148.4 million in 2018 to RMB546.7 million in 2019, and by 202.6% from RMB546.7 million in 2019 to RMB1,654.6 million (US$253.6 million) in 2020. For discussions of gross billings of our online K-12 tutoring services and reconciliation of gross billings of online K-12 tutoring services to net revenues from online K-12 tutoring services, see “—Non-GAAP Financial Measure—Gross Billings of Online K-12 Tutoring Services.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. Our results of operations are also subject to changes in the regulatory landscape affecting China’s education industry, particularly uncertainties relating to both in-school and after-school educational services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education and smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to increase paid course enrollments

Our net revenues primarily consist of course fees we charge for our online after-school tutoring services, which is primarily driven by the increase in our paid course enrollments. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019, and further increased by 178.0% to 2,018 thousand in 2020. We believe the growth in our paid course enrollment is directly affected by the quality and effectiveness of our course offerings. We will continually enhance our course offerings by further optimizing our course content, honing the instructors’ and tutors’ skills and strengthening our technologies. We will also further promote our brand, and optimize our sales and marketing efforts to generate paid course enrollments cost-effectively.

Our ability to increase course fees

Our net revenues are also affected by the level of course fees we charge for our online K-12 after-school tutoring courses. From 2018 to 2020, we generally raised our course fees every 6 to 12 months. Our median level of course fees increased by 13% from 2018 to 2019, and increased by 34% from 2019 to 2020. Our ability to increase the level of course fees is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. We will continue to monitor these factors and seek to regularly increase the level of our course fees.

Our ability to manage our costs and expenses effectively

Our gross and net margins depend on our ability to control our costs and expenses as we continue to grow and expand our large-class after-school tutoring services. Compensation costs, primarily including salaries, welfare, and service fees for our instructors and tutors, have accounted for a large majority of our cost of revenues. Our ability to control these costs depends significantly on whether we can further capitalize on the scalability of our large-class dual-teacher model and continually improve our efficiency and cost-effectiveness in deploying our instructors and tutors and adoption of technologies.

Sales and marketing expenses have been a major component of our operating expenses. Our promotional course expenses have been the main driver of our sales and marketing expenses as we sought to attract new students. Salaries and welfare of our sales and marketing personnel, including those related to both our in-school and after-school operations, has also been one of the largest items of our sales and marketing expenses as our sales and marketing team expanded. We have substantially improved our sales and marketing efficiency as our online after-school tutoring services scaled up rapidly, resulting in a decrease of sales and marketing expenses as a percentage of our net revenues from 2019 to 2020. To further lower or maintain our sales and marketing expenses as a percentage of our net revenues, we will continue to improve our efficiency and capitalize on our brand value and recognition of the high quality and effectiveness of our course offerings.

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. The increases in such expenses are in line with our continuous efforts to enhance the quality and breadth of our in-school and after-school tutoring products and services, particularly including the initial expenses in talent recruitment needed to lay the foundation in terms of technological and content development capacity to support our growth in course enrollments. Our research and development expenses also decreased as a percentage of our net revenues from 2019 to 2020 as our operational scale expanded. We will continue to optimize our course content and enhance our technologies to attract new students and improve our operating efficiency.

Our ability to further strengthen our in-school business

Under our “in-school + after-school” integrated model, our after-school tutoring services benefit significantly from, and are highly synergistic with, our in-school business, which we believe fundamentally sets us apart from our competitors in the after-school tutoring industry. We leverage the data-driven insights accumulated in our in-school business to provide localized course offerings and personalized tutoring services that are complimentary to students’ in-school education, creating a highly effective and efficient after-school learning experience. In addition, the trusted relationships we have developed with teachers, students and parents provide us with a large and familiar pool of prospective tutoring customers, as well as a community of supporters that provide organic word-of-mouth referrals.

To further magnify and capitalize on these benefits, we are committed to continually developing our in-school business. We believe that increasing our in-school products’ user base and user engagement will help us optimize our data-driven insights to further improve our after-school tutoring services, and strengthen our brand and customer trust to attract more enrollments of our courses.

Impact of COVID-19 Pandemic

In addition, the COVID-19 pandemic has also broadly affected China’s education industry. Due to the public health concerns and the need for higher efficiency from relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for smart in-school classroom solutions and online after school tutoring services in China since the outbreak of COVID-19. However, COVID-19 has had, and may continue to have, a negative impact on the Chinese and world’s economy in general and our operations in particular. For more information, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak” and “—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Key Components of Results of Operations

Net revenues

In 2019 and 2020, we derived the vast majority of our net revenues from the course fees that we charge for our large-class after-school tutoring courses. In 2018, we derived a majority of our net revenues from other educational services, while our large-class after-school tutoring services were in the early stages of development.

The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Online K-12 tutoring services	93,883	30.2	359,568	88.5	1,218,564	186,753	94.1
Other educational services	216,823	69.8	46,677	11.5	75,807	11,618	5.9
Total	310,706	100.0	406,245	100.0	1,294,371	198,371	100.0

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize revenues proportionally as the classes are delivered. The majority of our courses are typically delivered within a period of four months or less. For most of our courses, we continue to provide students 36 months access to the recorded courses after the online live courses have been delivered. The related revenue for playback is recognized proportionally over the playback period. The playback revenue represents a relatively small portion of the total course fees.

Our net revenues from other educational services in 2018 consisted primarily of the fees we charged for the self-directed learning resource subscription services that we previously offered. We ceased to provide these offerings in the second half of 2018 as we started to focus on our online K-12 large-class after-school tutoring services. Our net revenues from other educational services in 2019 and 2020 consisted primarily of the subscription fees we charged for our membership-based premium educational content. The subscription periods range from 15 days to one year. We recognize the revenues related to self-directed learning resource subscription services and membership-based premium educational content subscription services proportionally throughout the subscription periods for our content. We collect the subscription fees in advance and record it as deferred revenue.

Cost of revenues

Our cost of revenues primarily consists of compensation costs, teaching material costs, and others. We expect our cost of revenues to increase in absolute amounts in the foreseeable future as we serve more students and offer more courses.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Compensation costs	79,762	25.7	108,579	26.7	327,590	50,205	25.3
Teaching material costs	11,557	3.7	23,985	5.9	67,656	10,369	5.2
Others	13,648	4.4	40,912	10.1	100,425	15,391	7.8
Total	104,967	33.8	173,476	42.7	495,671	75,965	38.3

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for our instructors and tutors.

Teaching material costs. Our teaching material costs primarily include costs of teaching materials provided to students of our paid courses and the logistics costs.

Others. Our other costs of revenues primarily include rental costs for our office space and studios, costs for the bandwidth required for our livestreaming courses, depreciation of the properties and equipment, and administrative costs for our course offerings.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	303,492	97.7	583,818	143.7	1,097,932	168,265	84.9
Research and development expenses	398,627	128.3	491,266	120.9	614,770	94,218	47.5
General and administrative expenses	203,129	65.4	157,793	38.8	420,114	64,385	32.4
Total	905,248	291.4	1,232,877	303.4	2,132,816	326,868	164.8

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) promotional course expenses, including teaching materials and promotional items provided to students of promotional courses, logistics expenses and service fees for promotional course teaching staff, (ii) salaries, benefits and commission for sales and marketing personnel of our in-school and after-school operations, and (iii) other expenses associated with our sales marketing activities, including rental, depreciation and amortization and other general expenses. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we seek to further promote our after-school tutoring and in-school products and services, such as through enhanced advertising initiatives.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Promotional course expenses	20,870	6.7	240,612	59.2	487,499	74,712	37.7
Salaries and welfare	165,205	53.2	209,158	51.5	258,881	39,675	20.0
Other expenses	117,417	37.8	134,048	33.0	351,552	53,878	27.2
Total	303,492	97.7	583,818	143.7	1,097,932	168,265	84.9

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to increase in absolute amounts in the foreseeable future primarily due to our continued investments in the technologies and content.

The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019			2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	261,772	84.2	375,812	92.5	480,536	73,645	37.1
Other expenses	136,855	44.1	115,454	28.4	134,234	20,573	10.4
Total	398,627	128.3	491,266	120.9	614,770	94,218	47.5

General and administrative expenses. Our general and administrative expenses consist primarily of (i) salaries and welfare for our general and administrative personnel and (ii) other general and administrative expenses, including rental and depreciation expenses. We expect our general and administrative expenses to increase in absolute amounts in the future as our business continues to grow and as we incur increased costs related to our compliance obligations as a public company under U.S. securities laws.

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	165,216	53.1	123,689	30.4	347,090	53,194	26.8
Other expenses	37,913	12.3	34,104	8.4	73,024	11,191	5.6
Total	203,129	65.4	157,793	38.8	420,114	64,385	32.4

Taxation

Cayman Islands

We are an exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, we are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary, Sunny Education (HK) Limited, is located in Hong Kong and is subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 and 2020.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu Information Technology Co., Ltd, our VIE, qualified as a High and New Technology Enterprise, or HNTE, in 2016, which reduced its enterprise income tax rate to 15%. Its current HNTE status is set to expire in 2022.

Our educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with PRC tax rules.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Online K-12 tutoring services	93,883	30.2	359,568	88.5	1,218,564	186,753	94.1
Other educational services	216,823	69.8	46,677	11.5	75,807	11,618	5.9
Total net revenues	310,706	100.0	406,245	100.0	1,294,371	198,371	100.0
Cost of revenues	(104,967)	(33.8)	(173,476)	(42.7)	(495,671)	(75,965)	(38.3)
Gross profit	205,739	66.2	232,769	57.3	798,700	122,406	61.7
Operating expenses
Sales and marketing expenses(1)	(303,492)	(97.7)	(583,818)	(143.7)	(1,097,932)	(168,265)	(84.9)
Research and development expenses(1)	(398,627)	(128.3)	(491,266)	(120.9)	(614,770)	(94,218)	(47.5)
General and administrative expenses(1)	(203,129)	(65.4)	(157,793)	(38.8)	(420,114)	(64,385)	(32.4)
Total operating expenses	(905,248)	(291.4)	(1,232,877)	(303.4)	(2,132,816)	(326,868)	(164.8)
Loss from operations	(699,509)	(225.2)	(1,000,108)	(246.1)	(1,334,116)	(204,462)	(103.1)
Interest income	33,980	10.9	23,834	5.9	8,422	1,291	0.7
Interest expense	—	—	(485)	(0.1)	(2,925)	(448)	(0.2)
Foreign currency exchange gain (loss)	8,576	2.8	12,907	3.2	(15,557)	(2,384)	(1.2)
Other income, net	882	0.3	102	0.0	4,268	654	0.3
Loss before provision for income tax	(656,071)	(211.2)	(963,750)	(237.1)	(1,339,908)	(205,349)	(103.5)
Net loss	(656,071)	(211.2)	(963,750)	(237.1)	(1,339,908)	(205,349)	(103.5)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	4,911	1.6	8,737	2.2	35,077	5,376	2.7
Research and development expenses	12,254	3.9	22,508	5.5	68,688	10,527	5.3
General and administrative expenses	106,365	34.2	61,845	15.2	252,273	38,663	19.5
Total	123,530	39.7	93,090	22.9	356,038	54,566	27.5

Year ended December 31, 2020 compared to year ended December 31, 2019

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. The COVID-19 pandemic has had a mixed impact on our Company’s operations. On the one hand, the COVID-19 pandemic resulted in schools closures across China, which created acute demand for digital technologies to enable schools to teach children online and accelerated the usage of K-12 smart in-school classroom solutions. At the same time, the school closures also led to increased demand for online after-school tutoring services and exposed many more families to the benefits of these offerings. While it is too early to say with certainty, we believe there is a possibility that this heightened exposure to online after-school tutoring will have a medium to long-term impact on consumer behavior and will bring forward the multi-year adoption curve of such offerings. On the other hand, the COVID-19 pandemic made it more difficult for our offline teacher service team to provide their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. It had also caused temporary closure of our live-broadcasting studios and some of our offices.

Net revenues

Our net revenues increased from RMB406.2 million in 2019 to RMB1,294.4 million (US$198.4 million) in 2020. This increase was primarily driven by the significant increase in net revenues from our online K-12 tutoring services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB359.6 million in 2019 to RMB1,218.6 million (US$186.8 million) in 2020. This increase was primarily driven by an increase in paid course enrollments and an increase in the median level of our course fees. The increase in paid course enrollments contributed RMB725.6 million (US$111.2 million) of the incremental increase in net revenues from online K-12 tutoring services between 2019 and 2020. Our paid course enrollments increased by 178.0% from 726 thousand in 2019 to 2,018 thousand in 2020. The year-over-year increase in the median level of course fees for our courses from 2019 to 2020 was 34%, without taking into account the relative volume of any differently priced courses.

Net revenues from our online K-12 tutoring services indicates the pace at which we are growing our online K-12 tutoring services, the paid course enrollments measure how efficient our growth strategies have been implemented, and the median level of course fees indicates our ability to raise course fees.

All these metrics provide our management team with valuable insight into the effectiveness of our growth strategies and guidance for our future business plans.

•

Other educational services. Net revenues from our other educational services increased from RMB46.7 million in 2019 to RMB75.8 million (US$11.6 million) in 2020. This increase was primarily driven by the growth in subscriptions of our membership-based premium educational content.

The COVID-19 pandemic had a mixed impact on our net revenues in 2020. In early 2020, the COVID-19 pandemic prevented our offline teacher service team from providing their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. However, school closures also increased the demand for online learning and teaching tools from school administrators, teachers, students and parents. While the school closures in China did not have direct impact on our revenues, we believe the COVID-19 pandemic has transformed the general perception of online tools among many school administrators, teachers and local education department officials and we expect the pandemic to accelerate the adoption of our smart in-school classroom solution. We believe that this impact on usage behavior may expand the potential opportunity for our smart in-school classroom solution going forward.

As for our after-school tutoring business, widespread school closures related to the COVID-19 pandemic led to families engaging in more online learning while studying at home and led to increased demand for online after-school tutoring services. We believe that the long-term shift from offline to online after-school tutoring was already accelerating before the COVID-19 pandemic and was expected to continue for the foreseeable future. While we also believe that COVID-19 increased adoption of our online after-school tutoring services and our paid course enrollments during the outbreak period, it is impracticable for us to quantitatively estimate the specific positive impact on paid course enrollments and revenues we experienced due to COVID-19 given the rapid acceleration of online learning that was already underway. With some degree of confidence, we expect that the exposure many more families had to the benefits of online tutoring services during the outbreak period is likely to have a positive impact on consumer perception of online learning over time and to bring forward the multi-year adoption curve of such offerings.

Cost of revenues

Our cost of revenues increased from RMB173.5 million in 2019 to RMB495.7 million (US$76.0 million) in 2020. This increase was primarily due to the increases in compensation costs for instructors and tutors and teaching material costs, which are largely in line with the growth in our net revenues from online K-12 tutoring services as we provided services to more students.

•

Compensation costs. Our compensation costs increased from RMB108.6 million in 2019 to RMB327.6 million (US$50.2 million) in 2020, generally in line with the growth in our revenue from online K-12 tutoring services. The increase was primarily due to the increases in the numbers of instructors and tutors. The number of instructors increased from 206 as of December 31, 2019 to 340 as of December 31, 2020. The number of tutors increased from 1,866 as of December 31, 2019 to 3,402 as of December 31, 2020.

•

Teaching material costs. Our teaching material costs increased from RMB24.0 million in 2019 to RMB67.7 million (US$10.4 million) in 2020, primarily due to the increase in paid course enrollments of our after-school tutoring courses.

•

Other costs. Our other costs of revenues increased from RMB40.9 million in 2019 to RMB100.4 million (US$15.4 million) in 2020, primarily due to increased rental and administrative costs associated with the growth of our after-school tutoring services.

The COVID-19 pandemic caused temporary closure of our live-broadcasting studios and some of our offices from late January to early May 2020, leading to our adoption of alternative methods for online course delivery that resulted in different user experience for students during the period. However, we did not experience any material negative impact on our cost of revenues in 2020 as a direct result of the COVID-19 pandemic. Because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB20.9 million (US$3.2 million) in cost of revenues in 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar reliefs in the future.

Gross profit

As a result of the foregoing, our gross profit increased from RMB232.8 million in 2019 to RMB798.7 million (US$122.4 million) in 2020. Our gross margin increased from 57.3% in 2019 to 61.7% in 2020 due to the growth of our business operations scale and improvement in operational leverage.

Operating expenses

Our total operating expenses increased from RMB1,232.9 million in 2019 to RMB2,132.8 million (US$326.9 million) in 2020.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB583.8 million in 2019 to RMB1,097.9 million (US$168.3 million) in 2020. This increase was mainly driven by the increase in promotional course expenses as we enhanced our sales and marketing efforts to propel the growth of our after-school tutoring services. COVID-19 temporarily caused our teacher service team to be unable to provide face-to-face customer service to our teacher users, negatively impacting our offline promotional efforts for our smart in-school classroom solution. However, such challenges did not directly result in any material changes in our sales and marketing expenses in 2020.

•

Promotional course expenses. Promotional course expenses increased from RMB240.6 million in 2019 to RMB487.5 million (US$74.7 million) in 2020, primarily due to the increased service fees for promotional course teaching staff to support the enhanced promotional efforts for our after-school tutoring services.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB209.2 million in 2019 to RMB258.9 million (US$39.7 million) in 2020, primarily due to an increase in the number of our sales and marketing staff members from 850 as of December 31, 2019 to 1,448 as of December 31, 2020.

•

Other expenses. Other sales and marketing expenses increased from RMB134.0 million in 2019 to RMB351.6 million (US$53.9 million) in 2020, primarily due to the increase in marketing and promotion expense, rental and other miscellaneous expenses to support our enhanced sales and marketing efforts.

Research and development expenses. Our research and development expenses increased from RMB491.3 million in 2019 to RMB614.8 million (US$94.2 million) in 2020, primarily due to the increase in salaries and welfare for our research and development personnel.

•

Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB375.8 million in 2019 to RMB480.5 million (US$73.6 million) in 2020, primarily due to an increase in share-based compensation related to an incremental cost of RMB50.7 million (US$7.8 million) incurred as a result of the modification to options in March 2020, and an increase in the total number of our technology and content development staff members from 704 as of December 31, 2019 to 1,026 as of December 31, 2020.

•

Other expenses. Other research and development expenses increased from RMB115.5 million in 2019 to RMB134.2 million (US$20.6 million) in 2020, primarily due to increases in various expenses for content development activities in line with the growth of our business.

General and administrative expenses. Our general and administrative expenses increased from RMB157.8 million in 2019 to RMB420.1 million (US$64.4 million) in 2020. This increase was primarily attributable to the increase in salaries and welfare for general and administrative personnel.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel increased from RMB123.7 million in 2019 to RMB347.1 million (US$53.2 million) in 2020, primarily due to an increase of the number of our general and administrative staff members from 157 as of December 31, 2019 to 320 as of December 31, 2020. In addition, the share-based compensation expenses allocated to general and administrative expenses increased from RMB61.8 million in 2019 to RMB252.3 million (US$38.7 million) in 2020, which was primarily due to the share-based compensation expenses of RMB140.7 million (US$21.6 million) related to the restricted share units granted to our founder under the 2020 Plan as well as the incremental costs as a result of the modification to options in March 2020.

•

Other expenses. Other general and administrative expenses increased from RMB34.1 million in 2019 to RMB73.0 million (US$11.2 million) in 2020 due to the growth of our business operations scale and our professional service expenses.

The COVID-19 pandemic caused temporary closure of some of our offices from late January to early May 2020. Our operations continued digitally and online during the period, while we experienced temporary losses of work efficiency. The temporary closure of some of our offices did not have any material negative impact on our operating expenses in 2020. In addition, because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB68.3 million (US$10.5 million) in operating expenses in 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar reliefs in the future.

Loss from operations

Our loss from operations increased from RMB1,000.1 million in 2019 to RMB1,334.1 million (US$204.5 million) in 2020.

Interest income

Our interest income decreased from RMB23.8 million in 2019 to RMB8.4 million (US$1.3 million) in 2020, primarily due to our lower average excess cash balance of the year.

Net loss

As a result of the foregoing, our net loss increased from RMB963.8 million in 2019 to RMB1,339.9 million (US$205.3 million) in 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Net revenues

Our net revenues increased from RMB310.7 million in 2018 to RMB406.2 million in 2019. This increase was primarily driven by the increase in net revenues from our online K-12 tutoring services, partially offset by the decrease in revenue generated from other educational services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB93.9 million in 2018 to RMB359.6 million in 2019. This increase was primarily driven by the increases in paid course enrollments and, to a lesser extent, the higher level of course fees we charged. Our large-class after-school tutoring services were in the early stages of development in 2018, and we made substantial expansion and improvements of our course offerings in 2019. The increase in paid course enrollments contributed RMB239.8 million of the incremental increase in net revenues from online K-12 tutoring services between 2018 and 2019. Our paid course enrollments increased by 166.9% from 272 thousand in 2018 to 726 thousand in 2019. The year-over-year increase in the median level of course fees for our courses from 2018 to 2019 was 13%, without taking into account the relative volume of any differently priced courses.

•

Other educational services. Net revenues from our other educational services decreased from RMB216.8 million in 2018 to RMB46.7 million in 2019, as we ceased to provide self-directed learning resource subscription services in the second half of 2018, while our membership-based premium educational content offerings were still in an early stage of development in 2019.

Cost of revenues

Our cost of revenues increased from RMB105.0 million in 2018 to RMB173.5 million in 2019. This increase was primarily due to the increase in compensation costs as we significantly expanded the scale of our large-class after-school tutoring services in 2019.

•

Compensation costs. Our compensation costs increased from RMB79.8 million in 2018 to RMB108.6 million in 2019, generally in line with the growth in revenue from online K-12 tutoring services. This increase was primarily due to the increases in the numbers of instructors and tutors. The number of instructors increased by 261.4% from 57 as of December 31, 2018 to 206 as of December 31, 2019. The number of tutors increased by 64.8% from 1,132 as of December 31, 2018 to 1,866 as of December 31, 2019.

•	Teaching material costs. Our teaching material costs increased from RMB11.6 million in 2018 to RMB24.0 million in 2019, primarily due to the increase in our paid course enrollments.
•

Other costs. Our other costs of revenues increased from RMB13.6 million 2018 to RMB40.9 million in 2019, primarily due to increased rental, deprecation and bandwidth costs associated with the growth of our after-school tutoring services.

Gross profit

As a result of the foregoing, our gross profit increased from RMB205.7 million in 2018 to RMB232.8 million in 2019. Our gross margin decreased from 66.2% in 2018 to 57.3% in 2019, primarily due to the shift of our business focus to online after-school tutoring services, which requires us to incur significant costs for instructors and tutors.

Operating expenses

Our total operating expenses increased from RMB905.2 million in 2018 to RMB1,232.9 million in 2019.

Sales and marketing expenses. Our selling expenses increased from RMB303.5 million in 2018 to RMB583.8 million in 2019. This increase was mainly driven by the increases in promotional course expenses and salaries and welfare for our sales and marketing personnel.

•

Promotional course expenses. Promotional course expenses increased from RMB20.9 million in 2018 to RMB240.6 million in 2019, primarily due to the increased expenses for teaching materials and promotional items, logistics expenses and service fees for promotional course teaching staff.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB165.2 million in 2018 to RMB209.2 million in 2019, primarily due to the increase in performance-based compensations for sales and marketing personnel.

•

Other expenses. Other sales and marketing expenses increased from RMB117.4 million in 2018 to RMB134.0 million in 2019, primarily due to the increase in rental expenses to support our enhanced sales and marketing efforts for our after-school tutoring services.

Research and development expenses. Our research and development expenses increased from RMB398.6 million in 2018 to RMB491.3 million in 2019, primarily due to the increase in salaries and welfare for our research and development personnel.

•

Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB261.8 million in 2018 to RMB375.8 million in 2019, primarily due to an increase of the total number of our technology and content development staff members from 843 as of December 31, 2018 to 910 as of December 31, 2019.

•

Other expenses. Other research and development expenses decreased from RMB136.9 million in 2018 to RMB115.5 million in 2019, primarily due to certain nonrecurring in-school products related expense in 2018.

General and administrative expenses. Our general and administrative expenses decreased from RMB203.1 million in 2018 to RMB157.8 million in 2019. This decrease was primarily attributable to the decrease in salaries and welfare for our general and administrative personnel.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB165.2 million in 2018 to RMB123.7 million in 2019, primarily because our share-based compensation allocated to general and administrative expenses decreased from RMB106.4 million in 2018 to RMB61.8 million in 2019. This decrease was due to the immediate vesting of certain restricted shares in 2018 which were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer in connection with the issuance of Series E convertible redeemable preferred shares.

•

Other expenses. Other general and administrative expenses decreased from RMB37.9 million in 2018 to RMB34.1 million in 2019, primarily due to the certain one-off miscellaneous service fees we incurred in 2018 as we sought to expand our operations.

Loss from operations

Our loss from operations increased from RMB699.5 million in 2018 to RMB1,000.1 million in 2019.

Interest income

Our interest income decreased from RMB34.0 million in 2018 to RMB23.8 million in 2019, primarily due to a decrease in our excess cash.

Net loss

As a result of the foregoing, we incurred net loss of RMB963.8 million in 2019, compared with RMB656.1 million in 2018.

Non-GAAP Financial Measures

Gross Billings of Online K-12 Tutoring Services

Gross billings of online K-12 tutoring services is a non-GAAP financial measure. We define gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. We generally bill our students for the entire course fee at the time of sale of our courses and recognize revenue proportionally as the classes are delivered over a period typically lasting four months or less. We also offer students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. We consider gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of our after-school tutoring services in general.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings of online K-12 tutoring services to net revenues of our online K-12 tutoring services for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues of online K-12 tutoring services	93,883	359,568	1,218,564	186,753
Add: VAT and surcharges	5,633	21,574	73,114	11,205
Add: ending deferred revenue	57,155	218,919	564,911	86,576
Add: ending refund liability	2,088	5,907	22,869	3,505
Less: beginning deferred revenue	10,028	57,155	218,919	33,551
Less: beginning refund liability	294	2,088	5,907	905
Gross billings of online K-12 tutoring services (non-GAAP)	148,437	546,725	1,654,632	253,583

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We have adopted the new standard as of January 1, 2018 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our revenue is reported net of discount, value added tax and related surcharges. Prior to 2019, our revenue was primarily generated from the self-directed learning resource subscription services. We started to offer online K-12 after-school tutoring courses in a large-class dual-teacher format in 2017, which became our major source of revenue in 2019. The primary sources of our revenues are as follows:

Online K-12 tutoring services

We offer various types of online K-12 tutoring services. Our online K-12 tutoring services consist of several components, including online live broadcasting classes, provisioning of teaching material, academic assessments, and analysis of learning outcomes during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfil the service promise if transferred independently to the customers. Therefore, we have determined that the live interactive tutoring services represents one performance obligation. The service period for the live interactive tutoring services is generally less than four months.

We also offer the customers a content playback service once each of the live tutoring class is delivered. In the content playback service, the customers have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities are provided during the playback period. The revenue related to the content playback service is not material.

We determined that the live interactive tutoring service and content playback service are two separate performance obligations under Topic 606, as these two deliverables are distinct that customer can benefit from each other on their own and our promises to deliver the services are separately identifiable from each other in the contract.

Course fees are collected in advance. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. We also offer refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

We, from time to time, provide incentives to customers. We distribute cash coupons to attract both existing and prospective students to enroll in future classes. The students can redeem the coupons as a reduction to the payment for future online K-12 tutoring services. The coupon does not constitute material right as it is granted independently to the purchase of a course with us and is accounted for as a reduction of transaction price when the coupons are redeemed.

We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the course fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. We also determine the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost-plus margin methodology.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as we concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as we concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as we provide such services throughout the playback period.

Other educational services

Net revenues from other educational services in 2018 consisted primarily of the fees we charged for the self-directed learning resource subscription services we previously offered. We ceased to provide these offerings in the second half of 2018. Net revenues from other educational services in 2019 and 2020 consisted primarily of the subscription fees we charged for our membership-based premium educational content. The subscription periods range from 15 days to one year. We have determined that the self-directed learning resource subscription services and membership-based premium educational content subscription services each represent a performance obligation, and recognizes the related revenues proportionally throughout the subscription periods for the content. We collect the content subscription fee in advance and record it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as we concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Consolidation of Variable Interest Entity

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunication services and certain other businesses in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries.

Our wholly-owned PRC subsidiaries hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:

•	Exclusive Management Services and Business Cooperation Agreement
•	Equity Interest Pledge Agreement
•	Exclusive Call Option Agreement
•	Proxy Agreement and Powers of Attorney
•	Consent Letters

Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of VIEs, and receive the economic benefits of VIEs. In making the conclusion that we are the primary beneficiary of VIEs, we believe our rights under the exclusive call option agreements and proxy agreement and powers of attorney have reinforced our abilities to direct the activities most significantly impacting VIEs’ economic performance. We also believe that this ability to exercise control ensures that VIEs would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from VIEs and their subsidiaries. Accordingly, as the primary beneficiary of the VIEs in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, the above contractual agreements are valid, binding and enforceable under PRC laws. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Ordinary Shares

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share	DLOM	Discount Rate	Purpose of Valuation
September 30, 2018	Ordinary shares	US$1.31	18%	25%	To determine the fair value of share option grant and the value of share-based compensation
December 31, 2018	Ordinary shares	US$1.32	17%	25%	To determine the fair value of share option grant and the value of share-based compensation
December 31, 2019	Ordinary shares	US$1.52	14%	24%	To determine the fair value of share option grant and the value of share-based compensation
March 31, 2020	Ordinary shares	US$1.91	14%	22%	To determine the fair value of share option grant and the value of share-based compensation
June 30, 2020	Ordinary shares	US$2.65	8%	21%	To determine the fair value of share option grant and the value of share-based compensation
September 30, 2020	Ordinary shares	US$4.54	6%	20%	To determine the fair value of share option grant and the value of share-based compensation
November 12, 2020	Ordinary shares	US$4.20*	4%	18.5%	To determine the fair value of share option grant and the value of share-based compensation

*	Fair value determined by us taking into account our initial public offering price range.

Prior to our initial public offering, the valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series:

Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flow represents our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there was no ready market for our shares when we were a closely-held company.

Upon the completion of our initial public offering, it was no longer necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Share-based Compensation

We grant share options and restricted shares to employees and external consultants and account for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

We measure the cost of the share-based awards based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally requisite service period as required by the award agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for vested portion is recognized immediately and the incremental portion of share-based compensation for unvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation costs related to the canceled award is recognized immediately upon cancellation.

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance conditions are considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with performance conditions unless and until the performance condition is determined to be probable of achievement.

As one of the conditions to the closing of the Series D convertible redeemable preferred shares, we entered into a restricted share purchase agreement with Mr. Andy Chang Liu. Pursuant to this agreement, we issued an aggregate 25,449,238 ordinary shares at a par value of $0.0001. We have the option to repurchase the ordinary shares held by Mr. Andy Chang Liu at par value of the ordinary shares in the event of voluntary or involuntary termination of the employment of Mr. Andy Chang Liu, or the Repurchase Right. The Repurchase Right functions as a forfeiture provision. The restricted shares are released from the Repurchase Right over 48 equal monthly instalments starting from the grant date. Additionally, in accordance with the restricted share purchase agreement, all restricted shares granted to Mr. Andy Chang Liu will be released from the Repurchase Right and other restrictions upon the earlier of (i) a qualified public offering, (ii) a trade sale pursuant to which the equity valuation immediately prior to such trade sale being not less than $1.2 billion, or (iii) the completion of any equity financing from any third party pursuant to which the pre-money equity valuation immediately prior to the completion of such financing is not less than $1.2 billion. Mr. Andy Chang Liu is entitled to cash dividend on the nonvested restricted shares. We assessed the occurrence of the acceleration conditions as described above and concluded that those were not probable to occur during the four years following the date of grant. As such, we recognized the amount as compensation expense over the service period of four years since the date of grant.

In determining the value of share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Expected volatility(1)	48.3%~50.5%	50.1%~50.8%	50.1%~50.9%
Risk-free interest rate(2)	3.7%~3.9%	3.2%~3.3%	2.7%~3.2%
Exercise multiples(3)	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield(4)	0.0%	0.0%	0.0%
Fair value of underlying ordinary shares(5)	US$1.31~US$1.48	US$1.32~US$1.52	US$1.52~US$4.20
Life of options(6)	10	10	10

Notes:

(1)

We estimated the volatility of the underlying ordinary shares during the lives of the options based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2)

We estimated risk-free interest rate based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(3)	Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.
(4)	We estimated dividend yield based on its expected dividend policy over the expected term of the options.
(5)

Prior to our initial public offering, we estimated fair value of underlying ordinary shares based on a valuation with the assistance of a third-party appraiser for options granted. After the completion of the IPO in December 2020, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

(6)	Extracted from option agreements.

During the years ended December 31, 2018 and 2019 and 2020, we recorded share-based compensation expenses of RMB123.5 million, RMB93.1 million and RMB356.0 million (US$54.6 million).

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

The following table sets forth a selected of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(418,865)	(631,288)	(522,988)	(80,150)
Net cash used in investing activities	(48,947)	(28,594)	(89,504)	(13,717)
Net cash generated from financing activities	1,550,372	84,449	2,797,421	428,724
Effect of exchange rate changes	72,803	(11,709)	(38,499)	(5,902)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	2,146,430	328,955
Cash, cash equivalents and restricted cash at the beginning of the year	120,481	1,275,844	688,702	105,548
Cash, cash equivalents and restricted cash at the end of the year	1,275,844	688,702	2,835,132	434,503

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2018, 2019 and 2020, our cash, cash equivalents and restricted cash were RMB1,275.8 million, RMB688.7 million and RMB2,835.1 million (US$434.5 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2018, 2019 and 2020, our short-term investments were RMB20.0 million, nil, and nil, respectively. Short-term investments generally consist of financial products purchased from financial institutions with original maturities of over three months and less than one year. As of December 31, 2018, 2019 and 2020, our prepaid expenses and other current assets were RMB38.1 million, RMB66.3 million and RMB211.4 million (US$32.4 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid service fees, prepaid advertising expenses, receivables from third-party payment platforms and prepaid rental expenses.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2020, 26.3% and 73.7% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 24.6% were denominated in Renminbi and 75.4% were denominated in U.S. dollars. As of December 31, 2020, 14.8% of cash and cash equivalents were held by our VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2020. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities in 2020 was RMB523.0 million (US$80.2 million). The difference between net cash used in operating activities and net loss of RMB1,339.9 million (US$205.3 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB356.0 million (US$54.6 million) and noncash lease expenses of RMB63.0 million (US$9.7 million), and a decrease in working capital mainly resulted from an increase of RMB354.1 million (US$54.3 million) in deferred revenue due to our rapid business expansion, an increase of RMB213.4 million (US$32.7 million) in accrued expenses and other current liabilities and an increase of RMB123.1 million (US$18.9 million) in operating lease liabilities, partially offset by an increase of RMB184.5 (US$28.3 million) in operating lease right-of-use assets attributable to additional leased properties to support our business expansion and an increase of RMB145.1 million (US$22.2 million) in prepaid expenses and other current assets.

Net cash used in operating activities in 2019 was RMB631.3 million. The difference between net cash used in operating activities and net loss of RMB963.8 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB93.1 million and noncash lease expenses of RMB41.8 million, and an increase in working capital mainly resulted from an increase of RMB168.3 million in deferred revenue due to our rapid business expansion and an increase of RMB82.7 million in accrued expenses and other current liabilities attributable to the increased accrued expenses for teaching materials and service fees to third-party service providers for online K-12 tutoring courses, partially offset by an increase of RMB63.8 million in operating lease right-of-use assets attributable to additional leased properties to support our business expansion.

Net cash used in operating activities in 2018 was RMB418.9 million. The difference between net cash used in operating activities and net loss of RMB656.1 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation of RMB123.5 million, and an increase in working capital mainly resulted from an increase of RMB112.7 million in accrued expenses and other current liabilities attributable to the increased accrued operating expenses and the increased salary and welfare payable primarily due to the increase in the number of staff members, partially offset by an increase of RMB35.8 million in operating lease right-of-use assets attributable to additional leased properties to support our business expansion and an increase of RMB24.7 million in prepaid expenses and other current assets resulting from the increased prepaid other service fees resulting from the increased prepayment for the purchase of learning materials.

Investing activities

Net cash used in investing activities in 2020 was RMB89.5 million (US$13.7 million), primarily due to RMB89.5 million (US$13.7 million) used in purchase of property and equipment.

Net cash used in investing activities in 2019 was RMB28.6 million, primarily due to RMB48.6 million used in purchase of property and equipment, partially offset by RMB20.0 million in proceeds from maturity of short-term investments.

Net cash used in investing activities in 2018 was RMB48.9 million, primarily due to RMB33.9 million used in purchase of property and equipment and RMB20.0 million used in purchase of short-term investments.

Financing activities

Net cash generated from financing activities in 2020 was RMB2,797.4 million (US$428.7 million), primarily attributable to RMB2,051.7 million (US$314.4 million) in proceeds from our initial public offering and from exercising the over-allotment option by the underwriters, RMB849.5 million (US$130.2 million) in proceeds from the issuance of our Series F convertible redeemable preferred shares, partially offset by RMB85.0 million (US$13.0 million) for repayment of bank loan.

Net cash generated from financing activities in 2019 was RMB84.4 million (US$12.4 million), primarily attributable to RMB85.0 million (US$12.5 million) in proceeds from short-term borrowings.

Net cash generated from financing activities in 2018 was RMB1,550.4 million, primarily attributable to RMB1,588.1 million in net proceeds from the issuance of our Series E convertible redeemable preferred shares.

Capital expenditures

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment related to our educational services. Our capital expenditures were RMB33.9 million, RMB48.6 million and RMB89.5 million (US$13.7 million) in 2018, 2019 and 2020, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

17 Education & Technology Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	211,606	81,421	108,202	21,983	—

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices, excluding short-term leases.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	42	Founder, Chairman and Chief Executive Officer
Dun Xiao	35	Co-Founder and Director
Qin Wen	36	Chief Operating Officer and Director
Kuanghao Zhang	33	Senior Vice President of Online After-School Tutoring
Michael Chao Du	35	Director and Chief Financial Officer
Tuck Lye Koh	49	Director
Jiawei Gan	51	Independent Director
Bing Yuan	52	Independent Director

Mr. Andy Chang Liu is our founder and has served as our chief executive officer since our inception and our director since February 2013. Mr. Liu worked as principal of Shenyang New Oriental School and assistant vice president at Beijing New Oriental Education & Technology Group from May 2010 to May 2011, and prior to that, as principal of Changchun New Oriental School from March 2005 to May 2010, and as an English teacher from July 2003 to February 2005. Mr. Liu received his bachelor’s degree and master’s degree in chemical engineering and technology from Tianjin University in 2001 and 2004, respectively.

Mr. Dun Xiao is our co-founder and has served as our director since April 2014. Mr. Xiao co-founded D&H Ltd. and worked as a managing director at D&H Ltd. from October 2008 to October 2011. From August 2008 to October 2008, Mr. Xiao worked as volunteer leader at The United Nations Volunteers/The Beijing Organizing Committee for the Games of the XXIX Olympiad. Prior to that, Mr. Xiao worked as an associate analyst at the London office of UBS Investment Bank from August 2007 to August 2008. Mr. Xiao received his bachelor’s and master’s degrees in electrical and information engineering from the University of Cambridge in 2007.

Mr. Qin Wen has worked as our chief operating officer since February 2019 and has served as our director since December 2020. Prior to that, Mr. Wen worked at our company in several positions, including vice president of in-school solution, from May 2017 to February 2019. From 2010 to 2017, Mr. Wen worked in several positions at Meituan (HKEX: 3690), including as general manager of the retailing business unit and chief financial officer of the in-store dining business group, general manager of the in-store visits business unit, senior director of product operations department, director of sales operations department and city manager of Xi’an. Mr. Wen received his bachelor’s degree in financial management from Xi’an Jiaotong University in 2007.

Mr. Kuanghao Zhang has worked as our senior vice president of after-school tutoring since August 2018. Prior to joining us, Mr. Zhang worked in several positions at TAL Education Group (NYSE: TAL), specifically in its www.xueersi.com online education services business unit from 2011 to 2018 and its offline Xueersi Peiyou small class and Mobby business unit from 2008 to 2011. The key functions Mr. Zhang was in charge of at www.xueersi.com included instructor training, learning and internet product design and R&D, user experience and research, project management, online traffic acquisition, courseware development and question bank production. His key role at TAL Education Group’s offline operations included Xueersi Peiyou small class’s head of primary school content development team and head of Mobby’s primary school operation. Mr. Zhang received his bachelor’s degree in mathematics and applied mathematics from Liaocheng University in 2008.

Mr. Michael Chao Du has served as our director since July 2020 and our chief financial officer since February 2020. Prior to joining us, Mr. Du worked in the investment banking department of Deutsche Bank from 2011 to 2015 and from 2016 to 2020 in several positions, most recently as vice president. Mr. Du worked as an analyst on the investment banking team of Daiwa Capital Markets Hong Kong Limited from 2009 to 2011. From 2008 to 2009, Mr. Du worked as an analyst in the merger and acquisition team at KPMG Corporate Finance Limited. Mr. Du received his bachelor’s degree in economics and finance from the University of Hong Kong in 2008.

Mr. Tuck Lye Koh has served as our director since June 2013. Mr. Koh co-founded Shunwei Capital, a China-based, technology-focused venture capital fund, in 2011 and has served as its chief executive officer since then. Mr. Koh has extensive investment experience, spanning early to growth stage investments in multiple industries, including TMT, manufacturing, retail and consumer and logistics. At Shunwei Capital, Mr. Koh is responsible for overall investment and management, and has led the firm’s investments in a wide variety of technology-based entities. Mr. Koh also has served as a director at Agora, Inc. (Nasdaq: API) since May 2018. Mr. Koh served as a director of Xiaomi Corporation (HKEX: 1810) from August 2013 to October 2019. Mr. Koh also currently serves, and has served, as a director of multiple privately held technology companies. Before co-founding Shunwei Capital in 2011, Mr. Koh held various management positions in several international institutions including C.V. Starr, GIC, AIG and Deutsche Bank. Mr. Koh received his bachelor’s degree in mechanical engineering from the National University of Singapore in 1996 and his master of science degree in industry engineering (engineering management) from Stanford University in 1999.

Mr. Jiawei Gan has served as our independent director since December 2020. Mr. Gan has served as an operating partner of Hillhouse Capital Group since 2018, responsible for providing consulting services to invested companies. From 2011 to 2016, Mr. Gan worked in several positions at Meituan (HKEX: 3690), including as chief operation officer and president of the in-store food voucher business unit. From 2000 to 2011, Mr. Gan worked in several positions at Alibaba Group (NYSE: BABA), including as vice president of sales, senior director of sales operation team, internet operation director and marketing director, focusing on sales and marketing. Mr. Gan received his bachelor’s degree in food engineering from Zhejiang Gongshang University in 1995 and his EMBA degree from China Europe International Business School in 2011.

Mr. Bing Yuan has served as our independent director since December 2020. Mr. Yuan is a managing director of Hony Capital and a member of Hony Capital’s executive committee, responsible for its equity investment operations. Mr. Yuan joined Hony Capital in April 2009 and has served as a managing director of the private equity department since January 2010. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the direct investment department of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the investment banking division of Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a vice president with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focusing on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan assisted numerous prominent Chinese state-owned enterprises and private sector companies in completing their initial public offerings, corporate finance and merger & acquisition transactions. Mr. Yuan also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990 and received his master’s degree in international relations in June 1993 and his Juris Doctor degree in June 1998 from Yale University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB9.7 million (US$1.5 million) in cash to our executive officers and nil to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of February 28, 2021, options to purchase 36,952,897 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 6,557,537 unvested restricted shares are outstanding, and 9,111 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan.

The following paragraphs summarize the principal terms of the 2015 Plan.

Grant of options. The 2015 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2015 Plan is subject to the administration of our board of directors, whose decision as to all matters arising in relation to the 2015 Plan or its interpretation or effect should be final and binding on all parties, except as otherwise provided under the 2015 Plan.

Award Letter. Options granted under the 2015 Plan are evidenced by an award letter that sets forth the terms, conditions and limitations for each award, which is subject to any modification as determined by our board of directors from time to time.

Eligibility. We may grant options to full-time employees or directors of our company or the subsidiaries or VIEs of our company or any other persons, who devote substantially all of their time and efforts to our business, management and operation, as determined by our board of directors.

Vesting Schedule. The 2015 Plan sets forth several different types of vesting schedule. The applicable vesting schedule, or other vesting schedule as may be otherwise determined by our board of directors, for each grantee is specified in the relevant award letter.

Exercise of Options. Subject to certain terms and conditions under the 2015 Plan, an option cannot be exercised prior to the 180th day after the completion of our initial public offering. Subject to certain terms and conditions under the 2015 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of our initial public offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2015 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2015 Plan has a term of ten years from its date of effectiveness. We may at any time terminate the 2015 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2015 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2015 Plan may adversely affect the terms of issue of options previously granted under the 2015 Plan.

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of February 28, 2021, options to purchase 9,710,499 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 10,027,500 unvested restricted shares are outstanding, and 23,103 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Grant of options. The 2018 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2018 Plan shall be subject to the administration of our board of directors, whose decision as to all matters arising in relation to the 2018 Plan or its interpretation or effect should be final and binding on all parties, except as otherwise provided under the 2018 Plan.

Award Letter. Options granted under the 2018 Plan are evidenced by an award letter that sets forth the terms, conditions and limitations for each award, which is subject to any modification as determined by our board of directors from time to time.

Eligibility. We may grant options to full-time employees or directors of our company or the subsidiaries or VIEs of our company or any other persons, who devote substantially all of their time and efforts to our business, management and operation, as determined by our board of directors.

Vesting Schedule. The 2018 Plan sets forth several different types of vesting schedule. The applicable vesting schedule, or other vesting schedule as may be otherwise determined by our board of directors, for each grantee is specified in the relevant award letter.

Exercise of Options. Subject to certain terms and conditions under the 2018 Plan, an option cannot be exercised prior to the 180th day after the completion of our initial public offering. Subject to certain terms and conditions under the 2018 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of our initial public offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2018 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. We may at any time terminate the 2018 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2018 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2018 Plan may adversely affect the terms of issue of options previously granted under the 2018 Plan.

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which we refer to as the 2020 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year. As of February 28, 2021, options to purchase 4,455,500 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 10,935,416 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan.

The following paragraphs summarize the principal terms of the 2020 Plan.

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award granted.

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to terminate, amend or modify the plan, provided that we shall obtain shareholder approval to the extent necessary to comply with applicable law or stock exchange rules, unless we decide to follow home country practice. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the plan.

As of February 28, 2021, our employees other than directors and executive officers as a group held options to purchase 26,540,374 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive 7,520,670 ordinary shares subject to the applicable vesting schedules of unvested restricted shares.

The following table summarizes, as of February 28, 2021, the number of unvested restricted shares that we granted to our directors and executive officers.

Name	Unvested Restricted Shares	Date of Grant	Date of Expiration
Andy Chang Liu	—	—	—
Dun Xiao	—	—	—
Qin Wen	*	May 4, 2017 December 1, 2018 October 10, 2020	May 4, 2027 December 1, 2028 October 10, 2030
Kuanghao Zhang	*	August 6, 2018 December 1, 2018 October 10, 2020	August 6, 2028 December 1, 2028 October 10, 2030
Michael Chao Du	*	February 17, 2020 October 10, 2020	February 17, 2030 October 10, 2030
Tuck Lye Koh	—	—	—
Jiawei Gan	—	—	—
Bing Yuan	—	—	—
Total	7,731,033	—	—

Note:

*	Less than 1% of our total ordinary shares as of February 28, 2021.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Bing Yuan is the chairperson of our audit committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bing Yuan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Jiawei Gan is the chairperson of our compensation committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bing Yuan, Jiawei Gan and Andy Chang Liu. Jiawei Gan is the chairperson of our nominating and corporate governance committee. We have determined that Bing Yuan and Jiawei Gan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. The service of our independent directors has an initial term of two years and may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 3,156 employees as of December 31, 2020. As of December 31, 2020, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2020:

Function	Number of Employees
Instructors	340
Content development	330
Technology	696
Operation	22
Sales and marketing	1,448
General and administrative	320
Total	3,156

We enter into standard labor contracts with our full-time employees with non-compete and confidentiality provisions. In addition to salaries and benefits, we generally provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing staff members.

As of December 31, 2020, 3,402 dedicated and full-time tutors outsourced by a third-party service provider were servicing the students of our online K-12 after-school tutoring courses. We engage the third-party service provider through service outsourcing agreements to help us recruit, train and manage tutors at our request and settle monthly payment of fees to tutors. The tutors enter into employment or service contracts with the third-party service provider and are not our employees. The service outsourcing agreements between the third-party service provider and us, as well as the employment or service contracts between the third-party service provider and the tutors, contain confidentiality provisions governing the tutors’ services for our after-school tutoring courses.

Under the applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 423,673,234 Class A ordinary shares and 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Andy Chang Liu(1)	—	58,453,168	58,453,168	12.1	80.5
Dun Xiao(2)	10,114,270	—	10,114,270	2.1	0.5
Qin Wen	*	—	*	*	*
Kuanghao Zhang	*	—	*	*	*
Michael Chao Du	*	—	*	*	*
Tuck Lye Koh(3)	79,846,801	—	79,846,801	16.6	3.7
Jiawei Gan	—	—	—	—	—
Bing Yuan	—	—	—	—	—
All Directors and Executive Officers as a Group	96,683,238	58,453,168	155,243,072	32.2	85.0
Principal Shareholders:
Shunwei Capital Entities(3)	79,846,801	—	79,846,801	16.6	3.7
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	12.1	80.5
H Capital Entities(4)	57,973,086	—	57,973,086	12.0	2.7
CL Lion Investment III Limited(5)	45,798,690	—	45,798,690	9.5	2.1
Esta Investments Pte. Ltd.(6)	44,100,592	—	44,100,592	9.1	2.0
Walden Investments Entities(7)	33,092,848	—	33,092,848	6.9	1.5

Notes:

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Mr. Tuck Lye Koh is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of Jiawei Gan is 28/F, Building B, Ping An International Financial Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Bing Yuan is 6th Floor, South Tower C, Raycom InfoTech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to thirty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vistra Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.

(2)

Represents 10,114,270 Class A ordinary shares held by Shield Investment Holding Ltd., a British Virgin Islands limited liability company. Shield Investment Holding Ltd. is wholly owned by Shield Trust, of which the settlor and beneficiary is Mr. Dun Xiao. The business address of Shield Investment Holding Ltd. is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 73,540,836 Class A ordinary shares held by Shunwei Ventures II Limited, a British Virgin Islands limited liability company, and (ii) 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited, a British Virgin Islands limited liability company. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. The shareholders of Shunwei Capital Partners GP Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. The shareholders of Shunwei Growth III Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. The business address of both Shunwei Ventures II Limited and Shunwei Growth III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

(4)

Represents (i) 22,308,979 Class A ordinary shares held by H Capital I, L.P., (ii) 13,552,176 Class A ordinary shares held by H Capital II, L.P., (iii) 12,611,931 Class A ordinary shares held by H Capital IV, L.P., and (iv) 9,500,000 Class A ordinary shares represented by 3,800,000 ADSs, held by H Capital V, L.P. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G jointly filed by H Capital I, L.P., H Capital I GP, L.P., H Capital I GP, Ltd., H Capital II, L.P., H Capital II GP, L.P., H Capital II GP, Ltd., H Capital IV, L.P., H Capital IV GP, L.P., H Capital IV GP, Ltd., H Capital V, L.P., H Capital V GP, L.P. and H Capital V GP, Ltd. and Xiaohong Chen with SEC on February 16, 2021. H Capital I, L.P., H Capital II, L.P., H Capital IV, L.P. and H Capital V, L.P., or H Capital Entities, were incorporated in Cayman Islands. H Capital I, L.P. is controlled by H Capital I GP, L.P., which is controlled by H Capital I GP, Ltd. H Capital II, L.P. is controlled by H Capital II GP, L.P., which is controlled by H Capital II GP, Ltd. H Capital IV, L.P. is controlled by H Capital IV GP, L.P., which is controlled by H Capital IV GP, Ltd. H Capital V, L.P. is controlled by H Capital V GP, L.P., which is controlled by H Capital V GP, Ltd. Xiaohong Chen is the controller of H Capital I GP, Ltd., H Capital II GP, Ltd., H Capital IV GP, Ltd. and H Capital V GP, Ltd. The business address of H Capital Entities is Floor 4, Willow, House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

(5)

Represents 45,798,690 Class A ordinary shares held by CL Lion Investment III Limited, a British Virgin Islands company. CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. beneficially own 86.3% and 13.7% of the equity interests of CL Lion Investment III Limited, respectively. The general partner of CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. is CITIC PE Associates II, L.P., of which the general partner is CITIC PE Funds II Limited, a company wholly owned by CITICPE Holdings Limited. The largest shareholder of CITICPE Holdings Limited is CLSA Global Investments Management Limited, which beneficially owns 35% of the equity interest of CITICPE Holdings Limited. CLSA Global Investments Management Limited is wholly owned by CLSA, BV, which is wholly owned by CITIC Securities International Co. Ltd. CITIC Securities International Co. Ltd. is wholly owned by CITIC Securities Company Limited. The business address of CL Lion Investment III Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)

Represents 44,100,592 Class A ordinary shares held by Esta Investments Pte. Ltd., a Singapore private company. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G jointly filed by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd. with SEC on February 5, 2021. Esta Investments Pte. Ltd. is wholly owned by Tembusu Capital Pte. Ltd., which is wholly owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited is wholly owned by the Minister of Finance in Singapore. The business address of Esta Investments Pte. Ltd. is 60B Orchard Road, #06-18, the Atrium@Orchard, Singapore 238891.

(7)

Represents 25,550,628 Class A ordinary shares (including 225,000 Class A ordinary shares in the form of ADSs) held by Walden Investments Group Limited, a British Virgin Islands limited liability company, (ii) 7,500,000 Class A ordinary shares represented by 3,000,000 ADSs, held by Success Tycoon Limited, a British Virgin Islands limited liability company, and (iii) 42,220 Class A ordinary shares represented by 16,888 ADSs, held by Sunwei Chen. Information regarding beneficial ownership is reported as of February 16, 2021, based on the information contained in the Schedule 13G/A jointly filed by Sunwei Chen, Walden Investments Group Limited, Jasmine City Limited and Success Tycoon Limited with SEC on February 26, 2021. Walden Investments Group Limited is wholly owned by Jasmine City Limited, a company wholly owned by Sunwei Chen. Success Tycoon Limited is a company wholly-owned by Sunwei Chen. The business address of Sunwei Chen is c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Walden Investments Group Limited is 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Jasmine City Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Success Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2021, 78,775,000 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to thirty votes per share.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Transactions with Our Shareholders and Related Entities

Transactions with Fluency Holding Ltd. Fluency Holding Ltd. is an entity wholly owned by Mr. Andy Chang Liu, our founder, chairman and chief executive officer. In 2015, we entered into a loan agreement with Fluency Holding Ltd., pursuant to which Fluency Holding Ltd. borrowed US$1.5 million from us in connection with personal affairs. The loan is unsecured and non-interest bearing. In 2017, we repurchased 792,522 ordinary shares held by Fluency Holding Ltd. for a consideration of US$1.1 million, to partially settle the loan of US$1.5 million. In September 2020, we repurchased 115,324 ordinary shares held by Fluency Holding Ltd. to settle the loan. As of December 31, 2018, 2019 and 2020, we had amounts due from Fluency Holding Ltd. of RMB2.4 million, RMB2.6 million and nil, respectively.

Transactions with Mr. Dun Xiao. In June 2020, Beijing VIE entered into a share transfer agreement with Mr. Dun Xiao to acquire 100% equity interest in an entity wholly owned by him (which included a loan receivable from Mr. Dun Xiao of RMB589 thousand (US$83 thousand)) for a consideration of RMB1.0 million (US$141.5 thousand). Shortly after the acquisition, we and Mr. Dun Xiao agreed to waive the loan and reduced the amount due to Mr. Dun Xiao by the same amount. The remaining consideration of RMB411 thousand (US$63.0 thousand) due to Mr. Dun Xiao was fully repaid in September 2020.

Shareholders Agreement

We entered into the sixth amended and restated shareholders agreement with our shareholders in November 2020. The sixth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, drag-along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the sixth amended and restated shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) June 26, 2024 or (ii) the taking effect of a registration statement for our initial public offering, holders of at least 30% of the registrable securities then outstanding have the right to demand by written notice that we file a registration statement covering the registration of a minimum of 20% of the registrable securities (or any lesser percentage if the anticipated gross proceeds from the offering are to exceed US$100,000,000). We have a right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the offering involves an underwriting of our equity securities and the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of securities to be underwritten, the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, (i) first, to us, (ii) second, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (iii) third, to Precise Asset Investments Limited, (iv) fourth, to the other holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (v) fifth, to holders of other securities of us; provided, however, that the right of the underwriter(s) to exclude shares (including registrable securities) from the registration and underwriting as described above will be restricted so that (i) the number of registrable securities included in any such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested; and (ii) all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director will first be excluded from such registration and underwriting before any registrable securities are so excluded.

Registration on Form F-3. Any holder or holders of at least a majority of all registrable securities then outstanding may request the company to effect an unlimited number of registration on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances. We have a right to defer filing of a F-3 registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting F-3 registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be effected at such time. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. If the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte. Ltd. and DST Asia IV on a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Obligations. Our shareholders’ registration rights will terminate upon the earlier of (i) five years after taking effect of a registration statement for a qualified public offering, and (ii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For the potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties, which may be expensive to defend and may disrupt our business and operations.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, two represent five of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market under the symbol “YQ” since December 4, 2020.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, chairman and chief executive officer, Mr. Andy Chang Liu, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Liu, one of his affiliates or any other “Founder Affiliate” as defined in our memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to thirty votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, approve to divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issuance of such shares. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class, may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (apart from our memorandum and articles of association and the register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that 17 Education & Technology Group Inc. is not a PRC resident enterprise for PRC tax purposes. 17 Education & Technology Group Inc. is a company incorporated outside of the PRC. 17 Education & Technology Group Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that 17 Education & Technology Group Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that 17 Education & Technology Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of 17 Education & Technology Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 17 Education & Technology Group Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, 17 Education & Technology Group Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are considered readily tradeable on the Nasdaq Global Select Market, which is an established securities market in the United States, although there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed with SEC registration statements on Form F-1 (File No. 333-250079), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at http://www.sec.gov or inspected and copied at the public reference facilities maintained by SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

Foreign exchange risk

All of our net revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Two ADS represent five Class A ordinary shares (or a right to receive five Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS also represents ownership of any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs is administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Up to US$5 per 100 ADSs (or portion of 100 ADSs)
• Any cash distribution to ADS holders	Up to US$0.05 per ADS
• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
• Depositary services	Up to US$0.05 per ADS per calendar year
• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars	Expenses of the depositary
• As necessary	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes
• As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2020.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-250079) (the “F-1 Registration Statement”) in relation to our initial public offering of 27,400,000 ADSs representing 68,500,000 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 4,110,000 additional ADSs representing 10,275,000 Class A ordinary shares, at an initial offering price of US$10.50 per ADS. Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. were the representatives of the underwriters for our initial public offering.

We raised approximately US$310.1 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 3, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, nil of the net proceeds received from our initial public offering were used. There is no material change in the use of proceeds as described in the F-1 Registration statement. We still intend to use the remainder of the proceeds from our initial public offering to improve the operation of our after-school tutoring services and student learning experience, enhance the product offerings and educational content of our smart in-school classroom solution, invest in our technology infrastructure, sales and marketing and brand promotional activities, and for working capital and general corporate purpose.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Changes in Internal Control Over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2020, based on our management’s assessment on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us in connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 had been remediated.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. To remedy the identified material weakness, we took a series of actions, including hiring additional competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP. In addition, we developed a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP available to guide the day-to-day accounting operation and reporting work of our accounting personnel.

In preparing our consolidated financial statements for the year ended December 31, 2020, we identified certain control deficiencies in our internal control over financial reporting as of December 31, 2020. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the company’s internal control over financial reporting as long as the company remains an emerging growth company.

Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers, employees and consultants. We have posted a copy of our code of business conduct and ethics on our website at https://ir.17zuoye.com/corporate-information/corporate-governance.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees(1)	356	12,674
Tax fees(2)	75	781

Notes:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2020.

(2)	“Tax fees” means aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax services.

All audit and permitted non-audit services provided by our principal accountant, including audit services, tax services and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of 17 Education & Technology Group Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

2.4*	Description of Securities

2.5

The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 12, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.1

Fifth Amended and Restated 2015 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.2

Second Amended and Restated 2018 Share Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.3

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

Exhibit Number	Description of Document
4.6

English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE, Shanghai VIE and shareholders of Shanghai VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.7

English translation of the Equity Interest Pledge Agreement among Shanghai WFOE, Shanghai VIE and shareholders of Shanghai VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.8

English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai WFOE, Shanghai VIE and certain subsidiaries of Shanghai VIE dated May 13, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.9

English translation of the Exclusive Call Option Agreement among Shanghai WFOE, Shanghai VIE and shareholders of Shanghai VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.10

English translation of executed form of the Consent Letter granted by each shareholder of Shanghai VIE and its spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.11

English translation of the Proxy Agreement and Powers of Attorney among Beijing WFOE, Beijing VIE and shareholders of Beijing VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.12

English translation of the Equity Interest Pledge Agreement among Beijing WFOE, Beijing VIE and shareholders of Beijing VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.13

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing WFOE, Beijing VIE and certain subsidiaries of Beijing VIE dated May 7, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.14

English translation of the Exclusive Call Option Agreement among Beijing WFOE, Beijing VIE and shareholders of Beijing VIE dated September 8, 2020 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.15

English translation of executed form of the Consent Letter granted by each shareholder of Beijing VIE and its spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.16

English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE, Beijing Xiaofeng and shareholders of Beijing Xiaofeng dated August 31, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

Exhibit Number	Description of Document

4.17

English translation of the Equity Interest Pledge Agreement among Shanghai WFOE, Beijing Xiaofeng and shareholders of Beijing Xiaofeng dated August 31, 2020 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.18

English translation of the Exclusive Management Services and Business Cooperation Agreement between Shanghai WFOE and Beijing Xiaofeng dated August 31, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.19

English translation of the Exclusive Call Option Agreement among Shanghai WFOE, Beijing Xiaofeng and shareholders of Beijing Xiaofeng dated August 31, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.20

English translation of executed form of the Consent Letter granted by individual shareholders of Beijing Xiaofeng and their spouses, as applicable and currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.21

Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated June 8, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.22

Amended and restated warrant issued by the Registrant to China Equities HK Limited dated November 11, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.23

Warrant to Purchase Stock issued by the Registrant to East West Bank dated May 19, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.24

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 1, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.25

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Tian Yuan Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

17 Education & Technology Group Inc.
	By:	/s/ Andy Chang Liu
	Name:	Andy Chang Liu
	Title:	Chairman and Chief Executive Officer
Date: April 9, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 9, 2021

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS

Current assets
Cash and cash equivalents	653,859	2,834,962	434,477
Restricted cash	34,843	170	26
Prepaid expenses and other current assets	66,311	211,448	32,406
Amounts due from a related party	2,611	-	-
Total current assets	757,624	3,046,580	466,909
Non-current assets
Property and equipment, net	65,169	105,223	16,126
Right-of-use assets	78,637	200,157	30,675
Other non-current assets	16,859	37,782	5,790
TOTAL ASSETS	918,289	3,389,742	519,500

LIABILITIES

Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of RMB9,000 and nil as of December 31, 2019 and 2020, respectively)	85,000	-	-
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB151,413 and RMB213,481 as of December 31, 2019 and 2020, respectively)	309,031	539,787	82,725
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB224,092 and RMB571,827 as of December 31, 2019 and 2020, respectively)	243,521	596,307	91,388
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB28,179 and RMB46,835 as of December 31, 2019 and 2020, respectively)	43,152	69,409	10,637
Total current liabilities	680,704	1,205,503	184,750
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non- current of the consolidated VIEs without recourse to the Group of RMB652 and RMB1,982 as of December 31, 2019 and 2020, respectively)	652	1,982	304
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB18,325 and RMB56,427 as of December 31, 2019 and 2020, respectively)	21,282	118,107	18,101
TOTAL LIABILITIES	702,638	1,325,592	203,155

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 17)

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 and nil shares authorized as of December 31, 2019 and 2020, respectively, 34,544,762 and nil shares issued and outstanding as of December 31, 2019 and 2020, respectively)	330,817	-	-
Series B+ convertible redeemable preferred shares (US$0.0001 par value; 54,083,288 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	516,469	-	-
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	504,721	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	1,227,905	-	-
Series E convertible redeemable preferred shares (US$0.0001 par value; 78,824,567 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	2,095,667	-	-
TOTAL MEZZANINE EQUITY	4,675,579	-	-

SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares (par value of US$0.0001 per share; 509,631,372 and nil shares authorized as of December 31, 2019 and 2020, respectively, 57,864,058 and nil shares issued and outstanding as of December 31, 2019 and 2020, respectively)	37	-	-
Class A ordinary shares (par value of USD0.0001 per share; nil and 1,300,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 421,729,902 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	-	275	42
Class B ordinary shares (par value of USD0.0001 per share; nil and 100,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 58,453,168 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	-	38	6
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 and nil shares authorized as of December 31, 2019 and 2020, respectively, 17,085,275 and nil issued and outstanding as of December 31, 2019 and 2020, respectively)	54,256	-	-
Additional paid-in capital	-	10,653,403	1,632,705
Accumulated other comprehensive income	88,216	49,614	7,604
Accumulated deficit	(4,602,437)	(8,639,180)	(1,324,012)
TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	(4,459,928)	2,064,150	316,345
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY	918,289	3,389,742	519,500

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	310,706	406,245	1,294,371	198,371
Cost of revenues	(104,967)	(173,476)	(495,671)	(75,965)
Gross profit	205,739	232,769	798,700	122,406
Operating expenses:
Sales and marketing expenses	(303,492)	(583,818)	(1,097,932)	(168,265)
Research and development expenses	(398,627)	(491,266)	(614,770)	(94,218)
General and administrative expenses	(203,129)	(157,793)	(420,114)	(64,385)
Total operating expenses	(905,248)	(1,232,877)	(2,132,816)	(326,868)
Loss from operations	(699,509)	(1,000,108)	(1,334,116)	(204,462)
Interest income	33,980	23,834	8,422	1,291
Interest expense	-	(485)	(2,925)	(448)
Foreign currency exchange gain (loss)	8,576	12,907	(15,557)	(2,384)
Other income, net	882	102	4,268	654
Loss before provision for income tax	(656,071)	(963,750)	(1,339,908)	(205,349)
Income tax expenses	-	-	-	-
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(2,837,991)	(434,941)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(900,442)	(1,564,285)	(4,177,899)	(640,290)
Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(44.68)	(6.85)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	93,503,437	93,503,437

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	69,566	(11,972)	(38,602)	(5,916)
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(586,505)	(975,722)	(1,378,510)	(211,265)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Series A convertible preferred shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' (deficit) equity
Balance as of January 1, 2018 in RMB	41,343,304	26	-	-	-	-	54,256	-	30,622	(2,341,896)	(2,256,992)
Net loss	-	-	-	-	-	-	-	-	-	(656,071)	(656,071)
Share-based compensation	-	-	-	-	-	-	-	123,530	-	-	123,530
Shares issuance in relation to share-based compensation	10,646,244	7	-	-	-	-	-	-	-	-	7
Repurchase and cancellation of vested options	-	-	-	-	-	-	-	(11,883)	-	-	(11,883)
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	-	(111,647)	-	(132,724)	(244,371)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	69,566	-	69,566
Balance as of December 31, 2018 in RMB	51,989,548	33	-	-	-	-	54,256	-	100,188	(3,130,691)	(2,976,214)
Net loss	-	-	-	-	-	-	-	-	-	(963,750)	(963,750)
Share-based compensation	-	-	-	-	-	-	-	93,090	-	-	93,090
Shares issuance in relation to share-based compensation	5,874,510	4	-	-	-	-	-	-	-	-	4
Repurchase and cancellation of vested options	-	-	-	-	-	-	-	(551)	-	-	(551)
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	-	(92,539)	-	(507,996)	(600,535)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(11,972)	-	(11,972)
Balance as of December 31, 2019 in RMB	57,864,058	37	-	-	-	-	54,256	-	88,216	(4,602,437)	(4,459,928)
Net loss	-	-	-	-	-	-	-	-	-	(1,339,908)	(1,339,908)
Share-based compensation	-	-	-	-	-	-	-	356,038	-	-	356,038
Accretion of convertible redeemable preferred shares	-	-	-	-	-	-	-	(141,156)	-	(2,696,835)	(2,837,991)
Repurchase and cancellation of ordinary share for settlement of amount due from a related party and others	(115,324)	-	-	-	-	-	-	(2,831)	-	-	(2,831)
Repurchase and cancellation of vested options	-	-	-	-	-	-	-	(528)	-	-	(528)
Exercise of stock options	20,135,999	14	242,999	-	-	-	-	181	-	-	195
Issuance of ordinary shares upon the initial public offering ("IPO") and exercising the over-allotment option by the underwriters (net of issuance cost of RMB28,153)	-	-	78,775,000	51	-	-	-	2,023,542	-	-	2,023,593
Conversion of convertible preferred shares upon the IPO	-	-	314,807,446	206	3,305,651	2	(54,256)	8,417,146	-	-	8,363,098
Re-designation of ordinary shares into Class A and Class B ordinary shares upon the IPO	(77,884,733)	(51)	27,867,521	18	50,017,212	33	-	-	-	-	-
Shares issuance in relation to warrant exercised	-	-	36,936	-	-	-	-	1,014	-	-	1,014
Shares issuance in connection with vesting of restricted shares units (Note 10)	-	-	-	-	5,130,305	3	-	(3)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(38,602)	-	(38,602)
Balance as of December 31, 2020 in RMB	-	-	421,729,902	275	58,453,168	38	-	10,653,403	49,614	(8,639,180)	2,064,150
Balance as of December 31, 2020 in USD	-	-	421,729,902	42	58,453,168	6	-	1,632,705	7,604	(1,324,012)	316,345

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Adjustments to reconcile net loss to net cash generated from operating activities
Depreciation of property and equipment	15,760	22,675	39,700	6,084
Share-based compensation	123,530	93,090	356,038	54,565
Foreign currency remeasurement gain	(3,902)	(291)	(38)	(6)
Noncash lease expenses	21,248	41,814	62,997	9,655
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(24,736)	(28,176)	(145,137)	(22,243)
Operating lease right-of-use assets	(35,777)	(63,829)	(184,517)	(28,278)
Other non-current assets	(3,486)	(4,164)	(2,760)	(423)
Accrued expenses and other current liabilities	112,704	82,691	213,439	32,711
Deferred revenue	23,974	168,288	354,116	54,271
Operating lease liabilities	7,891	20,364	123,082	18,863
Net cash used in operating activities	(418,865)	(631,288)	(522,988)	(80,150)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(20,000)	-	-	-
Proceeds from maturity of short-term investments	5,000	20,000	-	-
Purchase of property and equipment	(33,947)	(48,594)	(89,504)	(13,717)
Net cash used in investing activities	(48,947)	(28,594)	(89,504)	(13,717)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	-	-	2,051,695	314,436
Payment of the IPO issuance cost	-	-	(18,469)	(2,830)
Payment to repurchase of ordinary shares	(21,082)	-	-	-
Payment to repurchase of the Series A convertible preferred shares	(4,730)	-	-	-
Repurchase and cancellation of vested options	(11,883)	(551)	(528)	(81)
Proceeds from exercise of share options	-	-	195	30
Net proceeds from the issuance of Series E convertible redeemable preferred shares (net of issuance cost of RMB15,770)	1,588,067	-	-	-
Proceeds from the issuance of Series F convertible redeemable preferred shares	-	-	849,528	130,196
Proceeds from short-term borrowings	-	85,000	-	-
Repayment of short-term borrowings	-	-	(85,000)	(13,027)
Net cash generated from financing activities	1,550,372	84,449	2,797,421	428,724
Effect of exchange rate changes	72,803	(11,709)	(38,499)	(5,902)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,155,363	(587,142)	2,146,430	328,955
Cash, cash equivalents and restricted cash at beginning of the year	120,481	1,275,844	688,702	105,548
Cash, cash equivalents and restricted cash at end of the year	1,275,844	688,702	2,835,132	434,503

Supplemental schedule of cash flow information
Interest paid	-	95	3,031	465
Non-cash activities
Settlement of amount due from a related party through repurchase of ordinary shares (Note 16)	-	-	2,559	392
Payable related to the IPO issuance cost	-	-	9,684	1,484
Payables for purchase of property and equipment	216	4,096	13,024	1,996
Right-of-use assets obtained in exchange for operating lease obligations	30,110	56,448	169,725	26,011
Exercise of warrant (Note 9)	-	-	1,014	155

Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	1,252,983	653,859	2,834,962	434,477
Restricted cash	22,861	34,843	170	26
Total cash, cash equivalents and restricted cash	1,275,844	688,702	2,835,132	434,503

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

17 Education & Technology Group Inc. (the "Company"), was incorporated under the laws of the Cayman Islands on October 30, 2012. The Company, its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") are primarily engaged in providing K-12 online education service in the People's Republic of China ("PRC").

As of December 31, 2020, the Company's major subsidiary and VIE were as follows:

Name(1)	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiary:
Shanghai Yiqi Zuoye Information Technology Co., Ltd. ("Shanghai WFOE")	April 23, 2013	PRC	100%	Education services
VIE:
Shanghai Hexu Information Technology Co., Ltd ("Shanghai VIE")	December 03, 2012	PRC	100%	Education services

(1)	The English names are for identification purpose only.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, valuation allowance for deferred tax assets, useful lives of property and equipment, valuation of share-based compensation, and valuation of ordinary shares and preferred shares. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company through its wholly owned subsidiaries (the “WFOE”) located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2020, the Group's VIE that is material to the Group’s business and operations is Shanghai Hexu Information Technology Co., Ltd.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among the WFOE, the VIEs and the shareholders of the VIEs, the WFOE has the exclusive right to provide or designate any third party to provide, among other things, technical support and consultation services, client relationship building up services, perfection of management structure and strategic consultation services to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to the WFOE at an amount determined by the WFOE in its sole discretion and can be adjusted by the WFOE unilaterally. Without the prior written consent of the WFOE, the VIEs are prohibited from engaging any third party to provide any services contemplated by this agreement and can neither dispose any important asset in any way nor change the equity structure on its self. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by the WFOE in its sole discretion with 10 days' prior written notice.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among the WFOE, the VIEs and the VIEs' shareholders, the VIEs' shareholders pledged all of their equity of the VIEs to the WFOE as security for performance of the obligations of the VIEs and VIEs' shareholders and their spouses, as applicable, under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney and consent letters. If any of the specified events of default occurs, the WFOE can exercise the right as pledgee to enforce the pledge by, among other ways, auction or sale of the pledged equity interests. The equity interest pledge agreement will remain in effect until the earlier of (i) the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by the WFOE pursuant to the terms and conditions of the equity interest pledge agreement, or (iii) that the shareholders of VIEs transfer all the equity held in VIEs to the WFOE or its designee(s) pursuant to the exclusive call option agreement.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among the WFOE, the VIEs and the VIEs' shareholders, each of the shareholders of the VIEs irrevocably granted the WFOE a right to purchase or designated third party to purchase equity interests in the VIEs at a purchase price of RMB1.0 or equal to the lowest price permissible by the PRC laws and regulations. If the purchase price is higher than RMB1.0, the shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to the WFOE or its designee(s). The VIEs and their shareholders covenanted that, without the WFOE's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in the VIEs; (ii) create any pledge or any other third party's right on their equity interests in the VIEs; (iii) change the VIEs' registered capital or merge the VIEs with other entities; (iv) dispose or force the management to dispose any material assets of the VIEs, except for the disposal of the assets that are treated as necessary for the VIEs' daily business operations; (v) cause the VIEs to terminate or force the management to terminate any material contracts to which the VIEs is a party; (vi) appoint or replace any director, supervisor or management of the VIEs; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIEs; (ix) amend the VIEs' articles of association; (x) allow the VIEs to incur any debts, or any other form of liabilities other than the liabilities incurred for usual course of business operation; (xi) lend funds or provide guarantee to third party in any form. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can VIEs or their shareholders terminate the exclusive call option agreement.

Proxy Agreement and Powers of Attorney

Pursuant to the proxy agreement and powers of attorney executed by the VIEs' shareholders, each of them irrevocably authorized the WFOE to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in the VIEs or their subsidiaries, including but not limited to proposing to convene or attend shareholder meeting, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to sell or transfer of all the equity interest held in part or in whole). The agreement will remain effective within the operating period of VIEs, unless otherwise unilaterally terminated by the WFOE in its sole discretion.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Consent Letters

Pursuant to the consent letters executed by each shareholder of the VIEs and their spouse, each signing shareholder and their spouses has confirmed and agreed to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and the equity interest pledge agreement described above by the applicable shareholders. They further undertook not to hinder the disposal of the equity and not to make any assertions in connection with the equity of the VIEs held by the applicable shareholders, and confirmed that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouses. The spouse of each applicable shareholder agreed and undertook that if they obtain any equity of the VIE held by the applicable shareholder for any reasons, she would be bound by the transaction documents described above.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with the VIEs and VIE's shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

The VIEs and VIE's shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIE, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs and VIE's shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group's use of financing sources or otherwise restrict the VIE or the Group's ability to conduct business.

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group's business and operations in China.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs and VIEs' subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over the VIEs and VIEs' shareholders, and the Group may lose the ability to receive economic benefits from the VIEs.

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2019 and 2020, the VIEs and VIEs' subsidiaries accounted for an aggregate of 34% and 24% of the Group's consolidated total assets, respectively, and 61% and 67% of the Group's consolidated total liabilities, respectively.

The following financial information of the Company's VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	142,502	419,970
Restricted cash	24,653	170
Prepaid expenses and other current assets	43,628	175,002
Total current assets	210,783	595,142
Property and equipment, net	41,486	80,919
Right-of-use asset	53,875	110,939
Other non-current assets	9,804	30,475
Total non-current assets	105,165	222,333
Total assets	315,948	817,475

Short-term borrowings	9,000	-
Accrued expenses and other current liabilities	151,413	213,481
Deferred revenue, current	224,092	571,827
Operating lease liabilities, current	28,179	46,835
Total current liabilities	412,684	832,143
Operating lease liabilities, non-current	18,325	56,427
Deferred revenue, non-current	652	1,982
Total non-current liabilities	18,977	58,409
Total liabilities	431,661	890,552

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	97,009	362,282	1,229,126
Net (loss) income	(45,056)	(99,973)	301,096
Net cash generated from operating activities	31,728	159,753	347,773
Net cash used in investing activities	(7,126)	(38,396)	(85,788)
Net cash generated from (used in) financing activities	—	9,000	(9,000)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2020. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Foreign currency translation and transactions

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar ("US dollar" or "US$"). The functional currency of all the other subsidiaries, the VIEs and VIEs' subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders' deficit and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' deficit and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

Restricted cash

Restricted cash primarily consists of deposits in specific bank accounts held as guarantees in connection with short-term borrowings and notes payable processing.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, receivables from third party payment platforms, amounts due from a related party, short-term borrowings and warrant liabilities.

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, receivable from third party payment platforms, amount due from a related party and short-term borrowings approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments. Warrant liabilities was recorded at fair value as of December 31, 2019.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Electronic equipment	3 to 5 years
Leasehold improvement	Shorter of the lease term or estimated economic life
Software	3 to 5 years
Furniture and office equipment	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment loss on its long-lived assets during the years ended December 31, 2018, 2019 and 2020.

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("Topic 606"). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Group has adopted the new standard as of January 1, 2018 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group's revenue is reported net of discount, value added tax and related surcharges. Prior to 2019, the revenue of the Group was primarily generated from self-directed learning resource subscription services. The Group began to provide K-12 online tutoring services in 2017, which subsequently became a major revenue stream in 2019. The primary sources of the Group's revenues are as follows:

(1) Online K-12 tutoring services

The Group offers various types of online K-12 tutoring services. The Group's online K-12 tutoring services consist of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services is generally less than four months.

The Group also offers the customers a content playback service once each of the live tutoring class is delivered. In the content playback service, the customers have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities are provided during the playback period.

The Group determined that the live interactive tutoring service and content playback service are two separate performance obligations under Topic 606, as these two deliverables are distinct customers can benefit from each other on their own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. The Group also offers refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1) Online K-12 tutoring services - continued

The Group, from time to time, provides incentives to customers. The Group distributes cash coupons to attract both existing and prospective students to enroll in future classes. The students can redeem the cash coupons as a reduction to the payment for future online K-12 tutoring services. The coupon does not constitute material right as it is granted independently to the purchase of a course with the Group and is accounted for as a reduction of transaction price when the coupons are redeemed.

The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocates the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determines the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost plus margin methodology.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students. Revenue related to the right to access the content playback is recognized proportionally over the playback period, as the Group concluded that the content playback service represents a stand ready obligation to provide the playback services and the customer simultaneously receives and consumes the benefits as the Group provides such services throughout the playback period. The revenue related to the content playback service is not material.

(2) Other educational services

Net revenues from other educational services in 2018 consisted primarily of the fees the Group charged for the self-directed learning resource subscription services. The Group ceased to provide these offerings in the second half of 2018. Net revenues from other educational services in 2019 and 2020 consisted primarily of the subscription fees the Group charged for its membership-based premium educational content, with a subscription periods ranging from 15 days to one year. The Group has determined that the self-directed learning resource subscription services and membership-based premium educational content subscription services each represent a performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group's business growth.

	As of December 31,
	2019	2020
	RMB	RMB
Deferred revenue-current	243,521	596,307
Deferred revenue-non current	652	1,982
Refund liabilities	5,907	22,869

Deferred revenue primarily consists of tuition fees received from customers for which the Group's revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the years ended December 31, 2019 and 2020, revenue recognized that was included in the deferred revenue balance at January 1, 2019 and January 1, 2020 amounted to RMB75,737 and RMB243,521, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities - continued

Refund liabilities represent the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the historical refund ratio for each type of courses provided.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB598,289. The Group expects to recognize revenue of RMB596,307 and RMB1,342 related the remaining performance obligations over the next 12 months and 24 months, with the remainder of RMB640 recognized thereafter.

The Group elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

Disaggregation of revenue

For the years ended December 31, 2018, 2019 and 2020, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the period were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Online K-12 tutoring services	93,883	359,568	1,218,564
Other educational services	216,823	46,677	75,807
Total net revenues	310,706	406,245	1,294,371

Cost of Revenue

Cost of revenues mainly consists of salaries, welfare and service fees for instructors and tutors, rental expenses for office space, depreciation and amortization of property and equipment, teaching materials and bandwidth costs. The compensations for instructors consist of base salary, as well as teaching fees based on hourly rates and the numbers of students enrolled in connection with courses delivered. The compensation of tutors consists of base salary and performance-based compensation, which is determined based on student retention and exercise completion. The Group accrues on a monthly basis for the cost of tutors which includes base salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated by using the expected number of successful recurring course purchase, multiplied by the bonus rate.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for development of course content, product and technology development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group's research and development activities primarily consist of the development and enhancement of the Group's educational content, applications and platforms. The Group has expensed all research and development expenses when incurred.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) teaching materials and gifts provided for promotional online courses, (ii) salaries, benefits and commission for sales and marketing personnel, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

The Group expenses advertising costs as incurred. Total advertising costs incurred were RMB5,788, RMB2,644 and RMB163,768 for the years ended December 31, 2018, 2019 and 2020, respectively.

Value added taxes ("VAT")

The Group's services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Share-based compensation

The Company grants share options and restricted shares ("RSs") to its employees and external consultants (together, "Share-Based Awards").

The Group measures the cost of the Share-Based Awards based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the award agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for the vested portion is recognized immediately and the incremental portion of share-based compensation for the nonvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation cost related to the canceled award is recognized immediately upon cancelation.

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance condition is considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with a performance condition unless and until the performance condition is determined to be probable of achievement.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to participating securities when the participating securities do not have a contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. The Company determined that the nonvested Repurchase Right Restricted Shares (as defined in Note 10) are participating securities as the holders of the nonvested Repurchase Right Restricted Shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested Repurchase Right Restricted Shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested Repurchase Right Restricted Shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and ordinary shares issuable upon the vesting of nonvested restricted shares or exercise of outstanding share option and warrants (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents denominated in RMB amounted to RMB373,915 and RMB697,097 as of December 31, 2019 and 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and receivables from third party payment platforms. As of December 31, 2019 and 2020, substantially all of the Group's cash and cash equivalents and restricted cash were deposited in financial institutions with high credit rating.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2018, 2019 and 2020.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Company adopted this ASU on January 1, 2020, and it did not have material impact to the Group’s consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB

Prepaid VAT	21,430	71,418
Prepaid other service fees(1)	18,252	54,128
Prepaid advertising expenses	-	52,114
Deposits	1,767	11,217
Receivables from third party payment platforms (2)	11,274	7,402
Prepaid rental expenses(3)	10,665	6,606
Others	2,923	8,563
	66,311	211,448

(1)

Prepaid other service fees mainly consisted of the prepayments for the purchase of promotion gifts, learning materials and the prepayments for third-party educational content subscription fee. The nature of such prepayment is generally short-term.

(2)

Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balances from the third-party payment platforms.

(3)	The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.
4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Electronic equipment	71,778	127,650
Leasehold improvement	35,171	47,988
Software	10,416	18,683
Furniture and office equipment	5,967	7,980
Total	123,332	202,301
Less: accumulated depreciation	(58,163)	(97,078)
	65,169	105,223

Depreciation expenses were RMB15,760, RMB22,675 and RMB39,700 for the years ended December 31, 2018, 2019 and 2020, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

5	OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group’s determination of lease payments. As of December 31, 2019 and 2020, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease cost	23,357	45,339	72,020
Lease cost for leases with terms less than one year	3,183	10,451	26,684
Total lease cost	26,540	55,790	98,704

For the years ended December 31, 2018, 2019 and 2020, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following is a maturity analysis as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
2020	45,937	-
2021	17,114	81,421
2022	6,708	69,726
2023	790	38,476
2024	-	14,807
2025	-	7,176
Less: imputed interest	(6,115)	(24,090)
Total	64,434	187,516

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
Weighted average remaining lease term (years)	2.14	1.88	3.04
Weighted average discount rate (percentage)	4.94	6.29	8.58

Supplemental information related to the Group's operating leases for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cash paid for operating leases	29,995	46,990	70,458

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

6.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayment for purchase of property and equipment	1,636	19,799
Rental deposits	12,278	13,875
Others	2,945	4,108
	16,859	37,782

7.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB
Bank Borrowings	85,000	-

(1)

In December 2019, one PRC subsidiary of the Group entered into a facility agreement with a PRC commercial bank (the "Lender") to obtain a short-term borrowing facility totalling RMB67,000, which is guaranteed by the Hong Kong subsidiary of the Group and the Company. In December 2019, a loan of RMB67,000 under this facility was drawn, bearing a fixed interest rate of one year Loan Prime Rate plus 2.35% per annum. The loan was fully repaid in July 2020.

According to the facility agreement, the Company issued a warrant to a designee of the Lender that is measured at fair value at the end of each period. The amount of the warrant is insignificant.

(2)

In October and November 2019, a VIE and a subsidiary of the Group entered into two one-year bank loan agreements with another PRC commercial bank. Each borrowed loan amounted to RMB9,000 with fixed interest rates of 4.35%. The loans were pledged with the restricted term deposits with the total amount of RMB20,000. The loans were fully repaid in 2020.

The use of proceeds of short-term borrowings are for general corporate operation purposes. The carrying amount of short-term borrowings approximates their fair value as the interest rates are at the same level of current market yield for comparable debts and the original maturities are short-term.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Salary and welfare payable	124,191	215,551
Accrued expenses for paid and promotional courses (1)	91,319	141,163
Accrued operating expenses (2)	61,331	133,096
Refund liabilities (3)	5,907	22,869
Payable for acquisitions of property and equipment	4,096	13,024
Payable related to the IPO issuance cost	-	9,684
Other tax payable	6,641	4,400
Notes payable to suppliers (4)	13,698	-
Warrant liabilities	1,848	-
	309,031	539,787

(1)

Accrued expenses for paid and promotional courses represented accrued expenses for online K-12 tutoring services, mainly teaching material and human resource service fee to third-party service providers.

(2)	Accrued operating expenses mainly represented free gifts to users of in-school products, technical support expenses and other operating expenses.
(3)	Refund liabilities represented the estimated amounts of service fee received that is estimated to be refunded as described in Note 2.
(4)	Notes payable to suppliers represented the payables in relation to the production of learning materials.

9.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group measured warrant liabilities at fair value as of December 31, 2019.

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB

Warrant liabilities	1,848	-	-	1,848
Total	1,848	-	-	1,848

The warrants were exercised upon the completion of the IPO in December 2020.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION

2015 Share Option Plan

On March 9, 2015, the Group adopted the 2015 Share Option Plan ("2015 Plan"), under which the maximum number of shares that may be granted is 59,899,375 shares. The vesting schedules ranged from two to five years with the options vesting on various dates during the vesting periods.

2018 Share Option Plan

On January 12, 2018, the Group adopted the 2018 Share Option Plan ("2018 Plan"), under which the maximum number of shares that may be granted is 25,703,602 shares. The vesting schedules under the 2018 Plan are the same as the 2015 Plan.

2020 Share Incentive Plan

On November 12, 2020, the Group adopted the 2020 Share Incentive Plan ("2020 Plan"), under which the maximum number of shares that may be granted is 20,521,221 shares, plus an annual increase on the first day of each fiscal year of the Company during the term of the 2020 Plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares, on an as-converted and fully diluted basis, on the last day of the immediately preceding fiscal year.

The vesting schedules under the 2020 Plan shall be determined by the plan administrator, which is specified in the relevant award agreements. As of December 31, 2020, the Group had granted 5,130,305 restricted share units under the 2020 Plan to the Founder.

The following table summarized the Group's share option activities for the year ended December 31, 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2020	69,721,006	0.90	6.62	0.53	44,616,903
Granted**	16,969,200	0.21		3.49
Forfeited	(3,661,874)	1.40		1.02
Repurchased and cancelled	(30,000)	0.0014*		0.10
Exercised	(6,052,167)	0.0014*		0.18
Cancelled (replaced by restricted shares)	(32,855,200)	0.0014*		1.55
Outstanding as of December 31, 2020	44,090,965	0.19	5.62	0.91	217,347,100
Vested and expect to vest as of December 31, 2020	44,090,965	0.19	5.62	0.91	217,347,100
Exercisable as of December 31, 2020	31,864,055	0.27	4.40	0.39	154,713,978

* The exercise prices of those options were modified in March 2020 as disclosed below.

** 1,315,000 options were granted with performance conditions. The Company recognized the compensation cost during the year ended December 31, 2020, for which it became probable that the performance target will be achieved. The Group reassessed the probability of achieving the performance target at the end of each reporting period and would record a cumulative catch-up adjustment for any changes to its assessment.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

As noted below, for the year ended December 31, 2020, 46,568,242 options were modified. As a result, weighted average exercise prices decreased from US$0.90 per share as of December 31, 2019 to US$0.19 per share as of December 31, 2020.

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2018, 2019 and 2020 were as follows:

For the years ended December 31,
Grant date	2018	2019	2020
Expected volatility	48.3%~50.5%	50.1%~50.8%	50.1%~50.9%
Risk-free interest rate	3.7%~3.9%	3.2%~3.3%	2.7%~3.2%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$1.31~$1.48	$1.32~$1.52	$1.52~$4.20

(1)	Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate
Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(3)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Life of options

Life of options was extracted from option agreements.

(6)	Fair value of underlying ordinary shares

Prior to the IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. After the completion of the IPO in December 2020, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

The Group recorded compensation expense of RMB29,406, RMB46,122 and RMB133,975 for the years ended December 31, 2018, 2019 and 2020, respectively related to share options.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

As of December 31, 2019 and 2020, the unrecognized compensation expense related to share options amounted to RMB137,670 and RMB208,844, respectively, which will be recognized over a weighted-average period of 3.59 years and 3.86 years, respectively.

Repurchase of vested options

During 2018, 2019 and 2020, the Company voluntarily repurchased employees' vested options upon the termination of their employment in cash. Those options were subsequently cancelled. Cash payments amounting to RMB23,948, RMB1,355 and RMB528 were made during the years ended December 31, 2018, 2019 and 2020, respectively. The Group recorded the cash payment made amounting to the fair value of the vested option repurchased at the repurchase date directly to equity. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.

Modification of options

In March 2020, the Company’s board of directors approved to modify certain terms for all outstanding options granted to employees of the Group as of March 2020. Upon entering into the amended option agreement, the exercise price of all the options was decreased to US$0.0014 per share. The vesting schedules of all those options remained unchanged. The Company accounted for this as a modification, resulting a total incremental cost of RMB239,044.

In addition to the decrease of the exercise price, the exercisability of certain of those options was also modified such that certain of those options will not be exercisable until 180 days after the completion of an IPO. This change resulted in a probable to improbable (Type II) modification as the IPO was a performance condition that the Company anticipated would not be satisfied until occurrence. Accordingly, the incremental cost related to those options, amounting to RMB84,648 was not be recognized unless and until the performance condition becomes probable. The Company continues to recognize compensation cost equal to the award’s original grant-date fair value when the original vesting conditions are satisfied, regardless of whether the modified IPO condition is met.

Upon the completion of the IPO in December 2020, the Company recorded compensation expense amounting to RMB48,683 related to this modification.

For the remaining options, the total incremental cost as a result of the modification amounted to RMB154,396. RMB39,766 was recognized on the date of modification, and the remaining is recognized ratably over the remaining vesting period of the award.

Employee Benefit Trust

In June 2020, the Company established 17 Prosperity Trust, a company controlled by the Company as a vehicle to hold shares that will be used to provide incentives and rewards to management team members who contribute to the success of the Company’s operations (the "Shareholding Platform"). The Shareholding Platform has no activities other than administrating the incentive programs and does not have any employees. On behalf of the Company and subject to approvals from its board of directors, an advisory committee was set up in the Shareholding Platform, who holds the authority and responsibility to process the eligible participants to whom awards will be granted, the number of shares, the terms and conditions of such awards.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

Employee Benefit Trust - continued

In June and October 2020, the Group granted 32,855,200 restricted shares to certain management (the "Selected Management") to replace options previously granted under the 2015 and 2018 plan. The purchase price of the restricted shares of US$0.0014 per share is the exercised price of the original options and was paid by the Selected Management at the time the restricted shares were granted. The vesting and other requirements imposed on the restricted shares were the same as those under the original option granted. As a result, the Group accounted for the issuance of restricted shares in exchange of the options of the Selected Management as a modification. Incremental compensation expense as a result of this modification was immaterial.

The restricted shares received by the Selected Management were immediately transferred to the Shareholding Platform. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived until the shares are vested. As a result, all nonvested shares held by the Shareholding Platform are solely for purpose of future issuance to employees once they vest, and have been treated as treasury shares in the consolidated financial statements.

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platform for the year ended December 31, 2020:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2020	-	-
Granted (to replace existing options)	32,855,200	3.0
Vested	(14,326,831)	2.7
Cancelled	-	-
Outstanding as of December 31, 2020	18,528,369	3.2

The share-based compensation expenses recognized for these restricted shares held by the Shareholding Platform for the years ended December 31, 2018, 2019 and 2020, were nil, nil and RMB44,625, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

Employee Benefit Trust - continued

As of December 31, 2020, the unrecognized compensation expense related to the restricted shares held by the Shareholding Platform amounted to RMB331,840, which will be recognized over a weighted-average period of 3.38 years.

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the "Founder")

(1)

As one of the conditions to the closing of the Series D Preferred Shares, the Company entered into a restricted share purchase agreement with the Founder. Pursuant to this agreement, the Company issued an aggregate 25,449,238 ordinary shares at a par value of $0.0001. 17,920,282 shares were issued to replace the same amount of nonvested options previously granted in 2014, which were cancelled in full. The remaining 7,528,956 shares were newly granted. The Company has the option to repurchase the ordinary shares held by the Founder at par value of the ordinary shares in the event of voluntary or involuntary termination of employment of the Founder (the "Repurchase Right"). The Repurchase Right functions as a forfeiture provision. The restricted share ("the Repurchase Right Restricted Shares") are released from the Company's Repurchase Right over 48 equal monthly installments starting from the grant date. Additionally, in accordance with the restricted share purchase agreement, all restricted shares granted to the Founder will be released from the Repurchase Right and other restrictions upon the earlier of (i) a qualified public offering of the Company, (ii) a trade sale of the Company pursuant to which the equity valuation of the Company immediately prior to such trade sale being not less than $1,200,000, or (iii) the completion of any equity financing of the Company from any third party pursuant to which the pre-money equity valuation of the Company immediately prior to the completion of such financing is not less than $1,200,000. The Founder is entitled to cash dividend on the nonvested restricted shares.

The Company accounted for the above transaction as a modification and measured the fair value of the restricted shares of the Founder at the grant date. The Company recognized any unrecognized compensation cost remaining from the original nonvested shares as well as any incremental cost at the time of the modification over the remaining portion of the modified award. The Company assessed the occurrence of the acceleration conditions described in the preceding paragraph and concluded that those were not probable to occur during the 4 years following the date of grant. As such, the Company recognizes the compensation expense over the service period of 4 years since the date of grant.

(2)

On January 12, 2018, in connection with the issuance of Series E convertible redeemable preferred shares, the Company granted an aggregate 12,851,801 nonvested restricted shares to the Founder with a par value of $0.0001. The nonvested restricted shares vest in three equal installments on the closing date of the issuance of Series E convertible redeemable preferred shares, the first anniversary and the second anniversary of the closing date. If an IPO of the Company occurs prior to first or second anniversary of the closing date, any ordinary shares not then issued will be fully issued to the Founder immediately prior to the completion of the IPO. The nonvested restricted shares have no voting and dividend rights.

On January 16, 2019, the Founder waived his right to receive the third installment shares amounting to 4,283,934. The Company accounted for the above as a cancellation of the award. Any remaining unrecognized compensation cost, amounting to RMB42,910, was recognized at the cancellation date.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	SHARE-BASED COMPENSATION - continued

Restricted shares to Mr. Any Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the "Founder") - continued

(3)	In November 2020, the Group granted 5,130,305 restricted share units under the 2020 Plan to the Founder for no consideration. Those became fully vested upon the IPO.

	Number of Restricted Shares	Grant date fair value per share
		US$

Outstanding as of January 1, 2020	-	-
Granted	5,130,305	4.20
Vested	(5,130,305)	4.20
Cancelled	-	-
Outstanding as of December 31, 2020	-	-

Total share-based compensation expenses recognized for the restricted shares and restricted share units held by the Founder in 2018, 2019 and 2020 were RMB94,124, RMB46,968 and RMB140,706, respectively. As of December 31, 2020, the unrecognized compensation expense related to these restricted shares was nil.

In September 2020, the Founder and Mr. Dun XIAO, the co-founder and the director of the Group (the "Co-Founder") repurchased an aggregate 4,135,320 Series E convertible redeemable preferred shares from one existing holder of Series E convertible redeemable preferred shares, for a total consideration of RMB105,644 (equivalent to US$14,953) at a price of US$3.6159 per share. The Company recorded RMB36,732 as compensations to the Founder and the Co-Founder for the year ended December 31, 2020, which represents the excess of the fair value of Series E convertible redeemable preferred shares at repurchase date over the repurchase price.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31
	2018	2019	2020
	RMB	RMB	RMB
Sales and marketing expenses	4,911	8,737	35,077
Research and development expenses	12,254	22,508	68,688
General and administrative expenses	106,365	61,845	252,273
	123,530	93,090	356,038

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In January 2018, the Company issued 78,824,567 Series E convertible redeemable preferred shares with an issue price of US$3.1716 per share to a group of investors for a total consideration of RMB1,603,837 (equivalent to US$250,000).

In June 2020, the Company issued 33,186,759 Series F convertible redeemable preferred shares with an issue price of US$3.6159 per share to an investor for a total consideration of RMB849,528 (equivalent to US$120,000).

The key terms of the Series B, Series B+, Series C, Series D, Series E and Series F convertible redeemable preferred shares are summarized as follows:

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Conversion

Each holder of convertible redeemable preferred shares shall have the right, at such holder's sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) share dividends, subdivisions, combinations or consolidation of ordinary shares, (2) reclassification, exchange and substitution, and (3) issuance of new securities at a price per share less than the applicable conversion price in effect on the date of and immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon (i) the closing of the Qualified IPO as defined below, or (ii) the written consent of (A) the holders holding a majority of the then outstanding Series B convertible redeemable preferred shares, or (B) written consent of the requisite holders holding Series B+ convertible redeemable preferred shares, or (C) written consent of the holders holding at least eighty percent (80%) of the then outstanding Series C convertible redeemable preferred shares, or (D) written consent of the requisite holders holding Series D convertible redeemable preferred shares, or (E) written consent of the requisite holders holding Series E convertible redeemable preferred shares, or (F) written consent of the requisite holders holding Series F convertible redeemable preferred shares.

Qualified IPO is defined as a public offering of the ordinary shares of the Company on the Nasdaq Global Market System, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange acceptable to the requisite preferred shares holders, with an offering price (exclusive of underwriting commissions and expenses) that reflects the equity valuation of the Company immediately prior to such offering being not less than US$2,000,000 and the gross proceeds to be received by the Company from which public offering are not less than US$100,000, as amended upon the issuance of Series F convertible redeemable preferred shares.

Redemption

The holders of convertible redeemable preferred shares shall have the right to redeem if the Qualified IPO has not been consummated by the 48th month from the Series F convertible redeemable preferred shares original issue date, the Company shall redeem, out of funds legally available,

(i)

all but not less than all of the issued and outstanding Series F convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series F convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

(ii)

all but not less than all of the issued and outstanding Series E convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series E convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price;

(iii)

all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares upon the affirmative consent of requisite Series D investors, at the applicable redemption price;

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

(iv)

all but not less than all of the issued and outstanding Series C convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series C convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price; and/or

(v)

all but not less than all of the issued and outstanding Series B convertible redeemable preferred shares and Series B+ convertible redeemable preferred shares at the request of holders of a majority vote of outstanding Series B and Series B+ convertible redeemable preferred shares, voting as a separate class, at the applicable redemption price.

In the case of events with material adverse effect occurred, the Company shall, at any time, at the request of any holder of Series D convertible redeemable preferred shares or any holder of Series E convertible redeemable preferred shares or any holder of Series F convertible redeemable preferred shares, redeem, out of funds legally available therefore including capital, all but not less than all of the issued and outstanding Series D convertible redeemable preferred shares or Series E convertible redeemable preferred shares or Series F convertible redeemable preferred shares held by such investors.

The applicable redemption price per share is equal to the greater of

(i)

the amount of one hundred percent (100%) of the applicable Series B issue price, one hundred percent (100%) of the applicable Series B+ issue price, one hundred percent (100%) of the applicable Series C issue price, one hundred percent (100%) of the applicable Series D issue price, one hundred percent (100%) of the applicable Series E issue price, one hundred percent (100%) of the applicable Series F issue price with an fifteen percent (15%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series B issue date, Series B+ issue date, Series C issue date, Series D issue date, Series E issue date, or Series F issue date (as the case may be) to the redemption price payment date, plus any accrued but unpaid dividends thereon up to the date of redemption, and

(ii)

the fair market value of such class of convertible redeemable preferred shares, the valuation of which shall be determined through an independent appraisal performed by a reputable appraisal firm mutually agreed upon by the holder of a majority of the such class of convertible redeemable preferred shares (voting as a separate class and on an as-converted basis) and the Company; provided that such valuation shall not take into account any liquidity or minority interest discounts.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors' claims and claims that may be preferred by law):

(i)

The holders of Series A convertible preferred shares (Note 13), Series B/B+ convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series D convertible redeemable preferred shares, Series E convertible redeemable preferred shares and Series F convertible redeemable preferred shares (collectively "Preferred Shares") shall be entitled to receive the amount equal to 100% of their respective issue prices, plus all declared but unpaid dividends on such Preferred Shares. The liquidation preference is exercised in the sequence of Series F convertible redeemable preferred shares, Series E convertible redeemable preferred shares, Series D convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series B/B+ convertible redeemable preferred shares and Series A convertible preferred shares.

(ii)

If there are any assets or funds remaining after distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed to the holders of the Preferred Shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

Dividends

(i)

Each holder of convertible redeemable preferred shares shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series B issue price, Series B+ issue price, Series C issue price, Series D issue price, Series E issue price or Series F issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(ii)

No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the convertible redeemable preferred shares set forth in term (i), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding convertible redeemable preferred shares such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such convertible redeemable preferred shares had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Voting Rights

Subject to the provisions of Sixth Amended and Restated Memorandum and Articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder's collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group's members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group's members is solicited, to the extent that the statute or the articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, the Preferred Shares, shall have the right to vote separately as a class or series with respect to such matters.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. In addition, the Group accretes changes in the redemption value of the convertible redeemable preferred shares based on the higher of (i) the subscription price plus a pre-determined compounded annualized return set forth in the agreement and (ii) fair market value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion price of these preferred shares was higher than the fair value of the Group's common shares determined by the Group taking into account independent valuations.

The following table summarized the roll forward of the carrying amount of the convertible redeemable preferred shares for the years ended December 31, 2018, 2019 and 2020:

	Series B	Series B+	Series C	Series D	Series E	Series F	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2018	322,238	503,116	488,780	928,472	-	-	2,242,606
Issuance	-	-	-	-	1,588,067	-	1,588,067
Accretion	(32,313)	(50,491)	(44,257)	139,272	232,160	-	244,371
December 31, 2018	289,925	452,625	444,523	1,067,744	1,820,227	-	4,075,044
Issuance	-	-	-	-	-	-	-
Accretion	40,892	63,844	60,198	160,161	275,440	-	600,535
December 31, 2019	330,817	516,469	504,721	1,227,905	2,095,667	-	4,675,579
Issuance	-	-	-	-	-	849,528	849,528
Accretion	559,428	873,734	804,702	170,197	292,699	137,231	2,837,991
Conversion	(890,245)	(1,390,203)	(1,309,423)	(1,398,102)	(2,388,366)	(986,759)	(8,363,098)
December 31, 2020	-	-	-	-	-	-	-

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Accounting for the Convertible Redeemable Preferred Shares - continued

As of December 31, 2020, a summary of convertible redeemable preferred shares is as follows:

Series	Average Issue Price Per Share	Issue Date	Shares Issued	Shares outstanding as of January 1, 2019 and 2020	Issuance of convertible redeemable preferred shares	Conversion of the convertible redeemable preferred shares upon the IPO	Shares outstanding as of December 31, 2020	Proceeds from issuance, net of issuance cost	Carrying Amount as of December 31, 2020
	US$							RMB	RMB
B	0.1738	06/06/2013	34,815,112	34,544,762	-	(34,544,762)	-	37,122	-
B+	0.1849	09/06/2013	54,083,288	54,083,288	-	(54,083,288)	-	61,202	-
C	0.3586	04/12/2014	50,195,203	50,195,203	-	(50,195,203)	-	111,800	-
D	1.9923	03/09/2015	50,193,243	50,193,243	-	(50,193,243)	-	626,350	-
E	3.1716	01/12/2018	78,824,567	78,824,567	-	(78,824,567)	-	1,588,067	-
F	3.6159	06/26/2020	33,186,759	-	33,186,759	(33,186,759)	-	849,528	-
			301,298,172	267,841,063	33,186,759	(301,027,822)	-	3,274,069	-

Upon the completion of the IPO, all of the Company’s Preferred Shares were converted into Class A Ordinary shares on an one-to-one basis except for the 3,305,651 Series E convertible redeemable preferred shares held by the Founder, which were converted into Class B Ordinary shares on an one-to-one basis.

12.	INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the years ended December 31, 2018, 2019 and 2020.

Hong Kong

The Company's subsidiary, Sunny Education (HK) Limited is located in Hong Kong and is subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019 and 2020.

PRC

The Company's subsidiary, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai VIE qualified as a High and New Technology Enterprise from 2016 to 2022 and accordingly was entitled to the 15% preferential tax rate during the period.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES – continued

PRC - continued

The principal components of deferred taxes were as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax assets
Accrued expenses	7,242	9,231	12,142
Advertising expenses carrying forwards	-	-	24,202
Depreciation of property and equipment	1,318	853	388
Net operating loss carrying forwards	295,682	503,212	724,597
Total deferred tax assets	304,242	513,296	761,329
Less: valuation allowance	(304,242)	(513,296)	(761,329)
Deferred tax assets, net	-	-	-

As of December 31, 2020, the Group had net operating loss carried forward of RMB3,056,123 from the Group's PRC entities, which will expire on various dates from December 31, 2021 to December 31, 2030.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before provision for income taxes	(656,071)	(963,750)	(1,339,908)
Income tax benefit computed at an applicable tax rate of 25%	(164,018)	(240,938)	(334,977)
Effect of non-deductible expenses	2,821	3,738	11,540
Effect of research and development expenses super deduction	(2,361)	(10,740)	(24,037)
Effect of preferential tax rate	6,988	18,413	18,513
Effect on tax rates in different tax jurisdictions	30,113	20,473	80,928
Change in valuation allowance	126,457	209,054	248,033
	-	-	-

If the tax holidays granted to Shanghai VIE were not available, there would be no income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2020.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.	INCOME TAXES - continued

PRC - continued

The movements of valuation allowance for the years end December 31, 2018, 2019 and 2020 are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the period	177,785	304,242	513,296
Additions	126,457	209,054	248,033
Reversal	-	-	-
Balance at end of the period	304,242	513,296	761,329

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New Enterprise Income Tax ("EIT") Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

13.	ORDINARY SHARES AND SERIES A CONVERTIBLE PREFERRED SHARES

Ordinary shares

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 509,631,372 ordinary shares with a par value of US$0.0001 per share as of December 31, 2019. As of December 31, 2019, the Company had 57,864,058 ordinary shares issued and outstanding.

In December 2020, the Company completed its IPO and issued 31,510,000 ADSs (representing 78,775,000 Class A ordinary shares). The net proceeds raised from the IPO and from exercising the over-allotment option by the underwriters were RMB2,023,593, net of issuance cost of RMB28,153. Upon the completion of the IPO, 77,884,733 ordinary shares outstanding then were re-designated to 27,867,521 Class A ordinary shares and 50,017,212 Class B ordinary shares.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Series A Convertible Preferred Shares

Series A convertible preferred shares are not redeemable but convertible to ordinary shares at an one-for-one initial conversion ratio at the option of the holders at any time after the date of issuance or automatically be converted upon the closing of the Qualified IPO at the applicable conversion price. The liquidation preference of Series A convertible preferred shares is preferable to ordinary shares but subordinated to convertible redeemable preferred shares as disclosed in Note 11.

During 2017, the Company repurchased some ordinary shares and Series A convertible preferred shares from investors. Any cash paid in excess of the fair value of the shares at the time of repurchase was recorded as a deemed distribution during 2017. Additionally, the Company only completed the payments to the investors of the above repurchases in 2018.

Upon the completion of the IPO, all Series A convertible preferred shares were converted into Class A Ordinary shares on an one-to-one basis.

14.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(900,442)	(1,564,285)	(4,177,899)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	48,676,298	57,410,827	93,503,437
Basic and diluted loss per share	(18.50)	(27.25)	(44.68)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

14.	NET LOSS PER SHARE - continued

For the years ended December 31, 2018, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2018	2019	2020
Shares issuable upon exercise of share options	55,957,332	69,409,835	55,825,379
Shares issuable upon vesting of restricted shares	12,914,110	423,804	9,272,591
Shares issuable upon conversion of Series A convertible preferred shares	17,085,275	17,085,275	-
Shares issuable upon conversion of Series B convertible redeemable preferred shares	34,544,762	34,544,762	-
Shares issuable upon conversion of Series B+ convertible redeemable preferred shares	54,083,288	54,083,288	-
Shares issuable upon conversion of Series C convertible redeemable preferred shares	50,195,203	50,195,203	-
Shares issuable upon conversion of Series D convertible redeemable preferred shares	50,193,243	50,193,243	-
Shares issuable upon conversion of Series E convertible redeemable preferred shares	76,449,032	78,824,567	-
Warrants (Note 8)	-	4,959	-

15.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB99,720, RMB132,728 and RMB100,957 for the years ended December 31, 2018, 2019 and 2020, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

16.	RELATED PARTY TRANSACTION

(1)Related party

Name of related party	Relationship with the Group

Fluency Holding Ltd.	Entity wholly owned by the Founder
Mr. Dun XIAO	Co-Founder and Director

(2)The significant balances between the Group and its related party were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from:
Fluency Holding Ltd.	2,611	-
Total	2,611	-

The balance with the related party was an interest-free, unsecured loan. On June 30, 2020, the Company and the Founder entered into a supplemental agreement, through which the maturity date of this loan was extended to the earlier of June 30, 2021 or the date of a public filing of any registration statement relating to an IPO. Additionally, on September 30, 2020, Fluency Holding Ltd, an entity controlled by the Founder, the Company and the Founder entered into a share repurchase agreement under which the Company agreed to repurchase a total of 115,324 ordinary shares to settle the loan. The shares were repurchased on September 30, 2020 and were immediately cancelled. The difference between the fair value of the shares repurchased and the loan receivable balance was immaterial.

(3)Transactions

In June 2020, a VIE of the Group entered into a share transfer agreement with Mr. Dun XIAO to acquire 100% equity interest of an entity wholly owned by Mr. Dun XIAO with no substantial operation which included a loan receivable from Mr. Dun XIAO of RMB589 for a consideration of RMB1,000 which equals to the paid in capital of the acquired entity. Shortly after the acquisition, the Group and Mr. Dun XIAO agreed to waive the loan and reduced the amount due to Mr. Dun XIAO by the same amount. The remaining consideration of RMB411 was fully repaid in September 2020.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842 on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2019 and 2020 are disclosed in Note 5.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

18.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM") in deciding how to allocate resources and assess performance. The Group's CODM has been identified as the Chief Executive Officer ("CEO"), who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group's long-lived assets are located in the PRC.

19.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise's PRC statutory accounts. The Group's provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB1,602,510 and RMB2,632,554, as of December 31, 2019 and 2020, respectively.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	290,578	2,108,582	323,154
Amounts due from subsidiaries	771,355	716,696	109,838
Amounts due from a related party	2,611	-	-
Total current assets	1,064,544	2,825,278	432,992
TOTAL ASSETS	1,064,544	2,825,278	432,992
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT) EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	2,207	3,768	577
Total current liabilities	2,207	3,768	577
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	846,686	757,360	116,070
Total non-current liabilities	846,686	757,360	116,070
TOTAL LIABILITIES	848,893	761,128	116,647
MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.0001 par value; 34,815,112 shares authorized as of December 31, 2019 and 2020, respectively, 34,544,762 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	330,817	-	-
Series B+ convertible redeemable preferred shares (US$0.0001 par value; 54,083,288 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	516,469	-	-
Series C convertible redeemable preferred shares (US$0.0001 par value; 50,195,203 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	504,721	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value; 50,193,243 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	1,227,905	-	-
Series E convertible redeemable preferred shares (US$0.0001 par value; 78,824,567 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	2,095,667	-	-
TOTAL MEZZANINE EQUITY	4,675,579	-	-

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2019	2020	2020
	RMB	RMB	USD
			(Note 3)
SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares (par value of US$0.0001 per share; 509,631,372 and nil shares authorized as of December 31, 2019 and 2020, respectively, 57,864,058 shares and nil shares issued and outstanding as of December 31, 2019 and 2020, respectively)	37	-	-
Class A ordinary shares (par value of USD0.0001 per share; nil and 1,300,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 421,729,902 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	-	275	42
Class B ordinary shares (par value of USD0.0001 per share; nil and 100,000,000 shares authorized as of December 31, 2019 and 2020, respectively; nil and 58,453,168 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	-	38	6
Series A convertible preferred shares (US$0.0001 par value; 22,257,215 and nil shares authorized as of December 31, 2019 and 2020, respectively, 17,085,275 and nil issued and outstanding as of December 31, 2019 and 2020, respectively)	54,256	-	-
Additional paid-in capital	-	10,653,403	1,632,705
Accumulated other comprehensive income	88,216	49,614	7,604
Accumulated deficit	(4,602,437)	(8,639,180)	(1,324,012)
TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	(4,459,928)	2,064,150	316,345
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	1,064,544	2,825,278	432,992

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(15,965)	(8,737)	(35,077)	(5,376)
Research and development expenses	(12,254)	(22,933)	(68,688)	(10,527)
General and administrative expenses	(115,253)	(64,961)	(257,873)	(39,521)
Total operating expenses	(143,472)	(96,631)	(361,638)	(55,424)
Loss from operations	(143,472)	(96,631)	(361,638)	(55,424)
Interest income	25,088	13,642	1,045	160
Foreign currency exchange (loss) gain	(3,669)	(779)	1,699	260
Loss before provision for income tax	(122,053)	(83,768)	(358,894)	(55,004)
Income tax expenses	-	-	-	-
Loss from investment in subsidiaries	(534,018)	(879,982)	(981,014)	(150,345)
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(2,837,991)	(434,941)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc	(900,442)	(1,564,285)	(4,177,899)	(640,290)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(656,071)	(963,750)	(1,339,908)	(205,349)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	69,566	(11,972)	(38,602)	(5,916)
Total comprehensive loss	(586,505)	(975,722)	(1,378,510)	(211,265)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
Net cash generated from (used in) operating activities	1,477	11,529	(4,214)	(646)
CASH FLOWS FROM INVESTING ACTIVITIES:
Amounts due from subsidiaries	(142,237)	(60,137)	-	-
Investments in subsidiaries	(539,608)	(671,566)	(1,024,607)	(157,028)
Net cash used in investing activities	(681,845)	(731,703)	(1,024,607)	(157,028)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	-	-	2,051,695	314,436
Payment of the IPO issuance cost	-	-	(18,469)	(2,830)
Payment to repurchase ordinary shares	(21,082)	-	-	-
Payment to repurchase of the Series A convertible preferred shares	(4,730)	-	-	-
Repurchase and cancellation of vested options	(11,883)	(551)	(528)	(81)
Net proceeds from the issuance of Series E convertible redeemable preferred shares (net of issuance cost of RMB15,770)	1,588,067	-	-	-
Proceeds from issuance of Series F convertible redeemable preferred shares	-	-	849,528	130,196
Net cash generated from (used in) financing activities	1,550,372	(551)	2,882,226	441,721
Effect of exchange rate changes	114,770	(1,536)	(35,401)	(5,426)
Net increase (decrease) in cash and cash equivalents	984,774	(722,261)	1,818,004	278,621
Cash and cash equivalents at beginning of the year	28,065	1,012,839	290,578	44,533
Cash and cash equivalents at end of the year	1,012,839	290,578	2,108,582	323,154

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIEs and VIEs' subsidiaries.

2.	INVESTMENT IN SUBSIDIARIES AND VIES AND VIES' SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs' subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company's stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries were reported using the equity method of accounting. The Parent Company's share of loss from its subsidiaries, VIEs and VIEs' subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs' subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs' subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

3.	CONVENIENCE TRANSLATION

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.