Form 20-F
period 2021-12-31
17 Education & Technology Group Inc.
filed 2022-04-27
CIK 1821468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten Class A ordinary shares, par value US$0.0001 per share	YQ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing our American depositary shares on the Nasdaq Global Select Market, each American depositary shares representing ten Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, there were 508,031,685 ordinary shares outstanding, being the sum of 449,578,517 Class A ordinary shares and 58,453,168 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

•

“17 Education & Technology,” “we,” “us,” “our company” and “our” are to 17 Education & Technology Group Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs;

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;
•

“ADSs” are to the American depositary shares, each of which represent ten Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares, which became effective on November 17, 2021;

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

•

“our WFOEs” are to Shanghai Yiqi Zuoye Information Technology Co., Ltd., Guangzhou Qixiang Technology Co., Ltd., Guangzhou Qixuan Education & Technology Co., Ltd., Beijing Yiqi Education & Technology Co., Ltd. and Beijing Yiqi Hangfan Technology Co., Ltd. (each of which, “our WFOE”);

•	“paid courses” are to our online K-12 large-class after-school tutoring courses that are charged not less than RMB99.00 per course;

•

“paid course enrollments” for a certain period are to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student;

•

“primary beneficiary of VIEs” are to Shanghai Yiqi Zuoye Information Technology Co., Ltd., Guangzhou Qixiang Technology Co., Ltd., Guangzhou Qixuan Education & Technology Co., Ltd., and Beijing Yiqi Hangfan Technology Co., Ltd.;

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
•

“verified teacher users” are to users of our in-school teacher applications that have fulfilled our verification requirements with respect to user information provided, number of students enrolled in his or her virtual class(es) and level of student activity, such as having at least three homework assignments issued and completed by at least eight student users enrolled in his or her virtual class(es); and

•

“VIEs” are to variable interest entities, and “the VIEs” are to Shanghai Hexu Information Technology Co., Ltd., Beijing Yiqi Education Information Consultation Co., Ltd., Beijing Qili Technology Co., Ltd., and Beijing Yiqi Education Technology Development Co., Ltd. (each of which, “a VIE”).

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi because our business is mainly conducted through the VIEs and their subsidiaries in China. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	relevant government policies and regulations relating to our industry;
•	our mission, goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the industries we operate in;
•	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;
•	our expectations regarding maintaining and strengthening our relationships with students, teachers, parents, schools, business partners and other stakeholders;
•	competition in the industries we operate in;
•	general economic and business conditions globally and in China; and
•	assumptions underlying or related to any of the foregoing.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

17 Education & Technology is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. Revenues contributed by the VIEs and their subsidiaries accounted for 89.2%, 95.0% and 99.2% of our total revenues for 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs. Investors in the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including proxy agreement and powers of attorney, equity interest pledge agreement, exclusive management services and business cooperation agreement, and exclusive call option agreement, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIEs, and we have consolidated the financial results of the VIEs in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China through the VIEs and their subsidiaries, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as determined by the announcement of the PCAOB issued on December 16, 2021. This may impact our ability to conduct certain businesses, accept foreign investments, or list in the United States. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIEs in China, including, among others, a Value-added Telecommunications Business Operating License and a Publication Operation License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Furthermore, recent legal developments in China mainland have created compliance uncertainty regarding issuances of securities to foreign investors. The PRC governmental authorities have recently promulgated PRC laws, regulations and regulatory rules (as well as draft versions of the foregoing, which have been issued for public comment), relating to cybersecurity review and overseas listing. In connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied any requisite permissions by any PRC authority

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or obtain permissions from the CSRC, CAC or other PRC authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our PRC subsidiaries or the VIEs or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China mainland, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed in the United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections”

and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

17 Education & Technology is a holding company with no operations of its own. We conduct our business in China through our subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, 17 Education & Technology’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 17 Education & Technology. In addition, our PRC subsidiaries are permitted to pay dividends to 17 Education & Technology only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIEs in which we have no legal ownership, totaling RMB1,602.5 million, RMB2,632.6 million and RMB4,117.3 million (US$646.1 million) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. Under PRC law, 17 Education & Technology may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, 17 Education & Technology made capital contributions in the amount of RMB671.6 million, RMB1,024.6 million and RMB1,478.5 million (US$232.0 million) to our subsidiaries, respectively. For the years ended December 31, 2019, 2020 and 2021, the VIEs received debt financing of nil, nil and RMB18.4 million (US$2.9 million) from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB15.6 million, RMB337.8 million and RMB618.6 million (US$97.0 million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations.

17 Education & Technology has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution 75%	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Note:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE contractual arrangements, our WFOEs may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOEs and eliminate in consolidation. For income tax purposes, our WFOEs and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our WFOEs and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong and certain other conditions are satisfied, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOEs under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our WFOEs (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could make a non-deductible transfer to our WFOEs for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the WFOEs. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs

The following tables provide condensed consolidating schedules depicting the results of operations, financial position and cash flows for 17 Education & Technology, its subsidiaries, the consolidated VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party net revenues	—	354	17,839	2,166,327	—	2,184,520
Inter-company net revenues	—	195,115	734,075	—	(929,190)	—
Total costs and expenses	(204,594)	(643,314)	(1,455,387)	(1,354,711)	—	(3,658,006)
Inter-company costs and expenses	—	—	—	(929,190)	929,190	—
Income (loss) from non-operations	4,002	2,187	39,133	(13,749)	—	31,573
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(1,241,321)	(795,663)	(131,323)	—	2,168,307	—
Loss before income tax expenses	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)

	For the Year Ended December 31, 2020
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party net revenues	—	—	65,245	1,229,126	—	1,294,371
Inter-company net revenues	—	23,350	481,248	—	(504,598)	—
Total costs and expenses	(361,638)	(245,309)	(1,081,229)	(940,311)	—	(2,628,487)
Inter-company costs and expenses	—	(8,609)	—	(495,989)	504,598	—
Income (loss) from non-operations	2,744	(9,041)	(11,776)	12,281	—	(5,792)
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(981,014)	(741,405)	(194,893)	—	1,917,312	—
Loss before income tax expenses	(1,339,908)	(981,014)	(741,405)	(194,893)	1,917,312	(1,339,908)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(1,339,908)	(981,014)	(741,405)	(194,893)	1,917,312	(1,339,908)

	For the Year Ended December 31, 2019
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party net revenues	—	—	43,963	362,282	—	406,245
Inter-company net revenues	—	—	104,940	—	(104,940)	—
Total costs and expenses	(96,631)	—	(846,861)	(462,861)	—	(1,406,353)
Inter-company costs and expense	—	—	—	(104,940)	104,940	—
Income (loss) from non-operations	12,863	(326)	23,215	606	—	36,358
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(879,982)	(879,656)	(204,913)	—	1,964,551	—
Loss before income tax expenses	(963,750)	(879,982)	(879,656)	(204,913)	1,964,551	(963,750)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(963,750)	(879,982)	(879,656)	(204,913)	1,964,551	(963,750)

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	597,522	91,994	251,862	239,520	—	1,180,898
Prepaid expenses and other current assets	—	9,538	36,955	115,333	—	161,826
Amount due from inter-companies	733,763	148,096	664,542	118,073	(1,664,474)	—
Property and equipment, net	—	33,357	2,600	33,854	—	69,811
Right-of-use assets	—	61,356	2,754	89,853	—	153,963
Other non-current assets	—	5,104	681	8,138	—	13,923
Total assets	1,331,285	349,445	959,394	604,771	(1,664,474)	1,580,421
Accrued expenses and other current liabilities	59	64,504	234,615	93,115	—	392,293
Deferred revenue current and non-current	—	—	4,611	239,267	—	243,878
Amount due to inter-companies	—	257,133	607,714	799,627	(1,664,474)	—
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	534,190	743,732	1,543,504	—	(2,821,426)	—
Operating lease liabilities current and non-current	—	57,440	2,755	87,019	—	147,214
Total liabilities	534,249	1,122,809	2,393,199	1,219,028	(4,485,900)	783,385
Total shareholders’ equity (deficit)	797,036	(773,364)	(1,433,805)	(614,257)	2,821,426	797,036
Total liabilities and shareholders’ equity (deficit)	1,331,285	349,445	959,394	604,771	(1,664,474)	1,580,421

	For the Year Ended December 31, 2020
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	2,108,582	165,094	141,316	419,970	—	2,834,962
Restricted cash	—	—	—	170	—	170
Prepaid expenses and other current assets	—	2,020	34,426	175,002	—	211,448
Amount due from inter-companies	716,696	37,633	524,072	116,194	(1,394,595)	—
Property and equipment, net	—	10,889	13,415	80,919	—	105,223
Right-of-use assets	—	79,947	9,271	110,939	—	200,157
Other non-current assets	—	7,175	132	30,475	—	37,782
Total assets	2,825,278	302,758	722,632	933,669	(1,394,595)	3,389,742
Accrued expenses and other current liabilities	3,768	61,206	261,332	213,481	—	539,787
Deferred revenue current and non-current	—	—	24,480	573,809	—	598,289
Amount due to inter-companies	—	262,490	606,054	526,051	(1,394,595)	—
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	757,360	926,687	989,860	—	(2,673,907)	—
Operating lease liabilities current and non-current	—	77,930	6,324	103,262		187,516
Total liabilities	761,128	1,328,313	1,888,050	1,416,603	(4,068,502)	1,325,592
Total shareholders’ equity (deficit)	2,064,150	(1,025,555)	(1,165,418)	(482,934)	2,673,907	2,064,150
Total liabilities and shareholders’ equity (deficit)	2,825,278	302,758	722,632	933,669	(1,394,595)	3,389,742

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Totals
		(RMB in thousands)

Net cash used in operating activities	(3,979)	(535,194)	(829,912)	(137,607)	—	(1,506,692)
Capital contribution to Group companies	(1,478,469)	(960,375)	—	—	2,438,844	—
Loans to Group companies	—	—	(18,400)	(2,000)	20,400	—
Other investing activities	—	(56,707)	(1,483)	(59,413)	—	(117,603)
Net cash used in investing activities	(1,478,469)	(1,017,082)	(19,883)	(61,413)	2,459,244	(117,603)
Capital contribution from Group companies	—	1,478,469	960,375	—	(2,438,844)	—
Borrowings under loan from Group companies	—	2,000	—	18,400	(20,400)	—
Other financing activities	4,905	—	(3,953)	—	—	952
Net cash generated from financing activities	4,905	1,480,469	956,422	18,400	(2,459,244)	952

	For the Year Ended December 31, 2020
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Totals
		(RMB in thousands)
Net cash (used in) generated from operating activities	(4,214)	(196,602)	(669,945)	347,773	—	(522,988)
Capital contribution to Group companies	(1,024,607)	(687,431)	—	—	1,712,038	—
Loans to Group companies	—	—	—	—	—	—
Other investing activities	—	(11,279)	7,563	(85,788)	—	(89,504)
Net cash (used in) generated from investing activities	(1,024,607)	(698,710)	7,563	(85,788)	1,712,038	(89,504)
Capital contribution from Group companies	—	1,024,607	687,431	—	(1,712,038)	—
Borrowings under loan from Group companies	—	—	—	—	—	—
Proceeds from the IPO and from exercising the over-allotment option by the underwriter	2,051,695	—	—	—	—	2,051,695
Proceeds from the issuance of Series F convertible redeemable preferred shares	849,528	—	—	—	—	849,528
Other financing activities	(18,997)	—	(75,805)	(9,000)	—	(103,802)
Net cash generated from (used in) financing activities	2,882,226	1,024,607	611,626	(9,000)	(1,712,038)	2,797,421

	For the Year Ended December 31, 2019
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Totals
		(RMB in thousands)
Net cash generated from (used in) operating activities	11,529	—	(802,570)	159,753	—	(631,288)
Capital contribution to Group companies	(671,566)	(671,566)	—	—	1,343,132	—
Loans to Group companies	(60,137)	—	—	—	60,137	—
Other investing activities	—	—	9,802	(38,396)	—	(28,594)
Net cash (used in) generated from investing activities	(731,703)	(671,566)	9,802	(38,396)	1,403,269	(28,594)
Capital contribution from Group companies	—	671,566	671,566	—	(1,343,132)	—
Borrowings under loan from Group companies	—	60,137	—	—	(60,137)	—
Other financing activities	(551)	—	76,000	9,000	—	84,449
Net cash (used in) generated from financing activities	(551)	731,703	747,566	9,000	(1,403,269)	84,449

A.	Selected Financial Data

The following selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021, and selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2018 is derived from our audited consolidated financial statements not included herein. The selected consolidated balance sheet data as of December 31, 2018 and 2019 is derived from our audited consolidated financial statements not included herein. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Operations:
Net revenues	310,706	406,245	1,294,371	2,184,520	342,799
Cost of revenues(1)	(104,967)	(173,476)	(495,671)	(878,236)	(137,814)
Gross profit	205,739	232,769	798,700	1,306,284	204,985
Operating expenses(1)
Sales and marketing expenses	(303,492)	(583,818)	(1,097,932)	(1,412,873)	(221,711)
Research and development expenses	(398,627)	(491,266)	(614,770)	(800,163)	(125,563)
General and administrative expenses	(203,129)	(157,793)	(420,114)	(445,440)	(69,899)
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	—	(121,294)	(19,034)
Total operating expenses	(905,248)	(1,232,877)	(2,132,816)	(2,779,770)	(436,207)
Loss from operations	(699,509)	(1,000,108)	(1,334,116)	(1,473,486)	(231,222)
Interest income	33,980	23,834	8,422	24,573	3,856
Interest expense	—	(485)	(2,925)	—	—
Foreign currency exchange gain/(loss)	8,576	12,907	(15,557)	2,326	365
Other income, net	882	102	4,268	4,674	733
Loss before provision for income tax	(656,071)	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Income tax expenses	—	—	—	—	—
Net loss	(656,071)	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Accretion of convertible redeemable preferred shares	(244,371)	(600,535)	(2,837,991)	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc	(900,442)	(1,564,285)	(4,177,899)	(1,441,913)	(226,268)
Net loss per ordinary share
Basic and diluted	(18.50)	(27.25)	(44.68)	(2.92)	(0.46)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	48,676,298	57,410,827	93,503,437	494,055,703	494,055,703

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	4,911	8,737	35,077	25,776	4,045
Research and development expenses	12,254	22,508	68,688	60,002	9,416
General and administrative expense	106,365	61,845	252,273	109,436	17,173
Total	123,530	93,090	356,038	195,214	30,634

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021:

	As of December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,252,983	653,859	2,834,962	1,180,898	185,309
Total current assets	1,336,557	757,624	3,046,580	1,342,724	210,703
Total assets	1,441,244	918,289	3,389,742	1,580,421	248,003
Accrued expenses and other current liabilities	222,459	309,031	539,787	392,293	61,559
Deferred revenue and customer advances, current	75,737	243,521	596,307	243,878	38,270
Total current liabilities	322,727	680,704	1,205,503	683,056	107,186
Total liabilities	342,414	702,638	1,325,592	783,385	122,930
Total mezzanine equity	4,075,044	4,675,579	—	—	—
Total shareholders’ (deficit)/equity	(2,976,214)	(4,459,928)	2,064,150	797,036	125,073

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(418,865)	(631,288)	(522,988)	(1,506,692)	(236,433)
Net cash used in investing activities	(48,947)	(28,594)	(89,504)	(117,603)	(18,455)
Net cash generated from financing activities	1,550,372	84,449	2,797,421	952	149
Effect of exchange rate changes	72,803	(11,709)	(38,499)	(30,891)	(4,846)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,155,363	(587,142)	2,146,430	(1,654,234)	(259,585)
Cash, cash equivalents and restricted cash at the beginning of the year	120,481	1,275,844	688,702	2,835,132	444,894
Cash, cash equivalents and restricted cash at the end of the year	1,275,844	688,702	2,835,132	1,180,898	185,309

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects;

•

The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities;

•	We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance;
•

If we are not able to attract students or their families to purchase our personalized self-directed learning product or other products or services that we offer, our business and prospects will be materially and adversely affected;

•

If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our teaching and learning SaaS solution, our business and reputation may be materially and adversely affected;

•

Our success depends heavily on subscriptions to our teaching and learning SaaS offerings by education authorities, and if we fail to successfully attract new education authorities to subscribe to our offerings or to maintain existing subscriptions made by education authorities, our business and prospects may be materially and adversely affected;

•

If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed; and

•

Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting regional education authorities to our teaching and learning SaaS offerings and smart in-school classroom solution or attracting students to our self-directed learning product, which could harm our reputation and results of operations.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole (for a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “—Risks Related to Our Corporate Structure”); and

•	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•	Uncertainties with respect to the PRC legal system could adversely affect us;
•	The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs;
•

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements;

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws;

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to our ADSs and Class A Ordinary Shares

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
•

Our dual-class voting structure will limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment; and
•	You may be subject to limitations on transfer of your ADSs.

Risks Related to Our Business and Industry

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC private education industry, and especially the after-school tutoring sector, has recently experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021 (the “Alleviating Burden Opinion”), sets out a series of operating requirements on after-school tutoring institutions that provides, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions that provide tutoring services for academic subjects to students in compulsory education, (such institutions, the “Academic AST Institutions”) or that provide tutoring on any academic subjects for pre-school-age children and students in grade ten to twelve, (ii) all existing Academic AST Institutions shall be registered as non-profit entities, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects; (iii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iv) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (v) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (vi) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (viii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (ix) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; and (x) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited and (xi) non-academic tutoring shall obtain approval from relevant government authorities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, but it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities and provide tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. On February 8, 2022, the MOE issued the 2022 Work Points of MOE providing that after-school tutoring services for senior high school students must strictly follow the Alleviating Burden Opinion (collectively with the Alleviating Burden Opinion, the “New Regulations”). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

Our business, financial condition, results of operations and prospects have been and will be materially and adversely affected in 2021, 2022 and subsequent periods by the actions we have taken to date and the actions may take in the future in order to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations. We ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”), in China mainland at the end of 2021. In addition, we have taken other actions to restructure our business and operations, including closing certain of our corporate offices, implementing staff optimization plans and disposing some of our assets to maintain our continued operations. We have also begun to provide new educational product and service offerings, including our new teaching and learning SaaS offerings, which were launched in September 2021, and our personalized self-directed learning product, which was launched in December 2021.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. We will continue to seek guidance from and cooperate with all relevant government authorities in China in connection with its efforts to comply with the policy directives of the New Regulations and will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations will be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, we cannot assure you that our new services and products, including our new teaching and learning SaaS offerings and our self-directed learning products, will not be deemed to be noncompliant in the future. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospects.

The cessation of the K-12 Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.

Online K-12 tutoring services contributed 88.5%, 94.1% and 97.4% of our total revenues in 2019, 2020 and 2021, respectively. In light of recent regulatory developments in China, we have ceased to provide our K-12 Academic AST Services, among other changes in our business operations. At the same time, we plan to leverage our extensive knowledge and expertise accumulated through serving China’s education authorities, schools, teachers, and students over the past decade and launch new product and service offerings. In particular, we have launched a new paid teaching and learning SaaS solution that enhances in-school teaching and learning efficiency and effectiveness as an upgrade to our previous free in-school products and services. We have also launched a new personalized self-directed learning product for students to respond to the changes in the regulatory environment and market demands—this new product is not a tutoring service, but instead utilizes our technology and data insights to provide personalized content for students intended to improve their learning efficiency.

To support our new teaching and learning SaaS solution and our new personalized self-directed learning product, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. We believe the enhancement of our research and development capabilities will enable us to develop new SaaS solutions, our self-directed learning products and other offerings. However, we cannot assure you that we will be able to execute our business strategy or that our service offerings will be successful.

The changes to our business have resulted, and will continue to result, in substantial demands on our management, operational, technological and other resources. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue or maintain positive cash flows from operations or profitability in any given period, or at all.

We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance.

We ceased to offer online K-12 after-school tutoring courses to comply with the New Regulations at the end of 2021. We therefore have a short operating history with our current business model, which is built around our teaching and learning SaaS offerings and our personalized self-directed learning product. Although we introduced our smart in-school classroom solution in 2012, our new in-school teaching and learning SaaS solution, was launched in September 2021. Similarly, our personalized self-directed learning product was introduced in December 2021. Our limited history with our current product and service offerings, which differ from our historical product and service offerings, may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical growth rate may not be indicative of our future performance. In particular, net revenues generated from our online K-12 tutoring services grew by 238.9% from RMB359.6 million in 2019 to RMB1,218.6 million in 2020 and increased by 74.7% to RMB2,128.6 million (US$334.0 million) in 2021. However, because of the cessation of our online K-12 after-school tutoring courses and our new business model, we cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an education technology business, such as building and managing reliable and secure IT systems and infrastructure, expanding the adoption by schools and teachers of our in-school teaching and learning SaaS solution, addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality employees such as our sales and service representatives and IT support staff and exploring additional education products. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

Our ability to effectively implement our strategies and grow our business will depend on a number of factors, including our ability to (i) continually develop and improve our teaching and learning SaaS offerings to make them more appealing to existing and prospective students, teachers and education authorities; (ii) maintain and increase the number of subscribers of our personalized self-directed learning products; (iii) maintain and expand the number of districts, schools and teachers that adopt our teaching and learning SaaS offerings; (iv) effectively recruit, train, retain and motivate a large number of new employees, particularly our IT support staff, educational product and content development professionals and salespersons; (v) innovate and adapt our products, services and solutions to meet evolving needs of current and potential students, including to address evolving market trends; (vi) maintain and increase our access to the data necessary for the development and performance of our solutions; (vii) maintain the proper functioning of teaching and learning SaaS solution, and other business initiatives as we continue to collect data from our user base through our smart in-school classroom solution and build up a new sales team and distribution network for our teaching and learning SaaS offerings; (viii) continuously improve the algorithms underlying the products and the technologies; (ix) adapt to a changing regulatory landscape governing privacy matters; (x) continue to improve our operational, financial and management controls and efficiencies; (xi) successfully enhance and improve our technological systems and infrastructure; (xii) protect and further develop our intellectual property rights; and (xiii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and the investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are not able to attract students or their families to purchase our personalized self-directed learning product or other products or services that we offer, our business and prospects will be materially and adversely affected.

In December 2021, we started to offer a personalized self-directed learning product to Chinese families to respond to the changes in the regulatory environment and market demands. Our ability to attract students to purchase our personalized self-directed learning product is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop, adapt or enhance the quality of our self-directed learning product to meet the evolving demands of our existing or prospective students, expand the adoption of schools and teachers of our smart in-school teaching and learning SaaS solution, adapt our promotional activities to changes in market demand, legal regime and administrative practice, enhance our brand equity and awareness to a broader base of potential customers and refine our educational content offered and provide a more localized, personalized and effective learning experience for students.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of the users of our products and services is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings or fail to perform up to expectation after using our products. In addition, our products and services may not be able to satisfy all of our users’ needs. Satisfaction with our product may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our offerings. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to not to renew their existing subscriptions or obtain a refund for customer advances for products purchases and subscriptions. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, students who fail to improve their performance after using our products or have unsatisfactory studying experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of product subscriptions.

All of these factors may contribute to reduced student engagement and increased challenges in attracting new users to purchase the products or services that we offer. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to attract and retain students to purchase our products and to increase the spending of the users of our products and services, our net revenues and gross billings may decline, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of education authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS solution, our business and reputation may be materially and adversely affected.

Our teaching and learning SaaS offerings development team works closely with education authorities, and educational experts to understand the educational needs of and the feedback from education authorities, schools and teachers help us to develop, update and improve our teaching and learning SaaS offerings to reflect the feedback received so as to better help improve education efficiency in school. We also work to continually update the educational content offered in our teaching and learning SaaS offerings to reflect the latest updates in education curricula and textbooks and specific requests from our users, as well as have expanded our use cases to cover additional key educational scenarios including in-class interaction, class preparation and delivery, homework-related activities, academic assessment and school-parent communication. The adjustments, updates and expansions of our teaching and learning SaaS offerings and the development of new product features or content may not be accepted by existing or prospective schools and teachers and their students that utilize our solution. Even if we are able to develop acceptable new product features and content, we may not be able to introduce them as quickly as schools and teachers require or as quickly as our competitors introduce competing offerings. Furthermore, offering new product features and content or upgrading existing ones may require us to commit significant resources and make significant investments in product and content development. If we are unsuccessful in pursuing product and content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our teaching and learning SaaS solution and our business and reputation may be materially and adversely affected.

Our success depends heavily on subscriptions to our teaching and learning SaaS offerings by education authorities, and if we fail to successfully attract new education authorities to subscribe to our offerings or to maintain existing subscriptions made by education authorities, our business and prospects may be materially and adversely affected;

In September 2021, leveraging the experience and insights we gained from offering our free existing smart in-school classroom solution across China over the last decade, we launched our new teaching and learning SaaS offerings. The primary clients of our SaaS solutions are educational authorities and public schools, which typically require us to go through a stringent procurement and bidding process. The success of our business depends in large part on our ability to continue to attract new schools and teachers to choose our teaching and learning SaaS offerings. We have a dedicated sales and service team to solicit leads and bidding opportunities and provide pre-sale consultation and bidding preparation, as well as a dedicated team responsible for building and maintaining the nationwide distribution network of our SaaS solutions. However, we cannot assure that we will be successful in securing purchases from regional education authorities due to evolving government regulations, competition, failure to effectively market our new products and services and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new areas with sufficient growth potential to expand our product offerings, and demand for our services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in regulatory developments and market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract regional education authorities, schools and teachers to our teaching and learning SaaS offerings.

To attract new education authorities and schools, we need to convince educational officials, school officials and teachers, many of whom are used to educating students using traditional methods and may not be used to such digital teaching methods, to invest significant time and resources to adjust the manner in which they teach students. The use of smart in-school classroom solutions and teaching and learning SaaS solutions at schools in China has just emerged in recent years, and many administrators and teachers may have concerns regarding the effectiveness of such products as well as difficulties and time associated with the change of teaching habits. Through the continued improvements of our smart in-school classroom solution and ongoing efforts of our offline teacher service representatives, the acceptance of the integration of technology and education in school and use of our smart in-school classroom solution has increased over the past few years and was further accelerated due to the impact of COVID-19 in 2021. However, it may still be difficult to overcome this resistance to adopt and become willing to purchase our teaching and learning SaaS offerings.

In addition, schools that have adopted our smart in-school classroom solution or our teaching and learning SaaS offerings may experience turnover in their management. There is no assurance that the new management will have an interest in continuing or expanding the adoption of our smart in-school classroom solution or our teaching and learning SaaS offerings in their school, and the new management may attempt to discontinue their relationship with us or ban the use of our smart in-school classroom solution and/or our teaching and learning SaaS offering. Furthermore, as the Chinese K-12 education curricula are mandated by municipal-level governments and the majority of the schools where our smart in-school classroom solutions are adopted are public schools, we face risks and challenges in maintaining our relationships with key participants in municipal public school system. If we are not successful in developing and maintaining relationships with key participants in the municipal public school system or if we are unable to cooperate with such key participants and public schools in an effective manner, we may fail in the maintenance and expansion of the network of schools and teachers adopting our smart in-school classroom solutions and/or our teaching and learning SaaS offerings, and our business and prospects will be materially and adversely affected.

We primarily rely on our dedicated sales and service team to promote and provide customer service for our teaching and learning SaaS offerings. We must continue to recruit, train and retain qualified salespersons and build our distribution network at scale to promote our teaching and learning SaaS offerings effectively and to provide the necessary services. Our sales and service team has a limited operating history as compared to the analogous teams that we deployed for our prior businesses. If they are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their educational needs and feedback, we may be unable to effectively promote the adoption of our teaching and learning SaaS offerings to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.

The market for education SaaS businesses and other business initiatives is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict school adoption and renewals of our subscriptions, education demand for our platform, the size, growth rate and expansion of this market, changes in educational needs and focus of the market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market with our teaching and learning SaaS solution and other business initiatives any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential schools’ willingness to adopt our service and products. If we or other education SaaS business or other providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our services and products, especially SaaS solutions, do not achieve market adoption in line with our expectations, or there is a reduction in demand caused by a lack of acceptance, technological challenges, the changes in educational needs, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting regional education authorities to our teaching and learning SaaS offerings and smart in-school classroom solution or attracting students to our self-directed learning product, which could harm our reputation and results of operations.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to promote our teaching and learning SaaS offerings and attract students to our self-directed learning product, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the positive outcome and feedback from districts, schools and teachers who use our teaching and learning SaaS offerings and our smart in-school classroom solution and products in their day-to-day teaching, as well as from those families and students who use our self-directed learning product. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to ensure the high quality of our products and services, which has helped to strengthen our reputation, and to continue the expansion of the network of schools and teachers adopting our teaching and learning SaaS offerings, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, solution or products, regardless of its veracity, we may not be able to expand the network of schools and teachers adopting our teaching and learning SaaS solutions or attract students to our self-directed learning product successfully or efficiently, and our business and results of operations may be materially and adversely affected.

If we fail to keep up with rapid changes in technologies and educational needs, our future success may be adversely affected.

We utilize our technology and data insights to facilitate the digital transformation and upgrade of Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching as well as to provide personalized and targeted learning and exercise content to improve students’ learning efficiency. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development and changes in educational needs on a timely basis. If we are unable to develop new products that satisfy schools and students’ latest educational needs and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our teaching and learning SaaS solution currently integrates with a number of hardware and software platforms combinations and can be customized to work with even broader situations and infrastructures, and we need to continuously modify and enhance our products and services to adapt to changes and innovation in these technologies. Our SaaS offerings are based on tailored combination of a number of standardized modules covering classroom, question bank, homework assignments, self-learning content and multi-role reporting to suit the needs of different users. We may need to develop more modules to satisfy different schools’ needs or changes in educational needs. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and services to operate effectively with evolving or new technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.

The in-school teaching and learning solutions industry and after-school education industry in China are competitive, and we expect competition in this sector to persist and intensify. We face competition in both China’s educational SaaS market and after-school education market from other educational service providers and other products and services catering to similar demands. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these educational service providers across a range of factors, including, among others, the extent to which the approach and format of our products address customer needs, functions covering diversified educational scenarios and friendly user experience, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar marketing approaches, with different pricing and service packages for in-school educational solutions or after-school self-directed learning products that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their product and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, purchases of or subscriptions to our teaching and learning SaaS offerings and self-directed study products may decrease due to intense competition. If we reduce the price of our offerings or increase spending in response to competition in order to retain or attract students and other personnel, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions that may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase the price level of our offerings, attract and retain key personnel, maintain our competitiveness in terms of the quality of our product and service offerings in a cost-effective manner, we may lose our market share and our profitability may be adversely affected.

Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.

The smart in-school classroom solution industry and the after-school educational products and services industry in the PRC are subject to regulation in China. Relevant rules and regulations are relatively new and evolving and could be changed to accommodate the development of the education, in particular, markets and the further adoption of smart in-school classroom solutions from time to time.

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. To implement the Alleviating Burden Opinion, the MOE issued a notice on its official website on December 13, 2021, which requires that the previous filing of educational apps under the Opinions on Educational Apps shall be temporarily withdrawn and be subject to review and re-approval. As of the date of this annual report, we have re-filed our in-school apps that form part of our smart in-school classroom solution as required under the Opinions on Educational Apps and the above notice. As the Opinions on Educational Apps and its relevant implementation rules are evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The relevant governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by relevant governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Private Education” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-school Tutoring and Online Private Education.”

Given the foregoing, the interpretation and application of the existing laws and regulations and the newly promulgated implementation rules and interpretations, if any, that govern the online private education industry and the smart in-school classroom solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations and any newly promulgated implementation rules and interpretations, including those laws and regulations under “Item 4. Information on the Company—B. Business Overview—Regulations —Regulation Related to After-School Tutoring and Online Private Education.” It is also uncertain whether and how PRC government authorities would further promulgate new laws and regulations applicable to online training institutions and the smart in-school classroom solution industry, including regulation related to in-school electronic devices and those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

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

We print and provide physical education materials to our users. If the government authorities deem our printing and provision of physical education materials to users as “publication of books” under Administrative Regulations on Publishing, we may be required to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai Hexu, and Beijing Qili Technology Co., Ltd, or Beijing Qili, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, educational content providers like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs or to complete filings as an internet live-streaming platform primarily because there are no implementation rules or explicit interpretation from government authorities deeming internet education services as “internet audio-visual program services”, “radio and television program” and “internet live-streaming services” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules or explicit interpretation from government authorities deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing services” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, each of Shanghai Hexu and Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, has obtained a Permit for Production and Operation of Radio and TV Programs. Furthermore, Shanghai Hexu, Beijing Yiqi Information and Beijing Qili each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. But we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

There can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, recordations, renewals, expansion of scope, and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordations, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by the users of our products and services, and our business, financial conditions and operational results may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB963.8 million, RMB1,339.9 million and RMB1,441.9 million (US$226.3 million), respectively, in 2019, 2020 and 2021. We also had negative cash flows from operating activities of RMB631.3 million, RMB523.0 million and RMB1,506.7 million (US$236.4 million), respectively, in 2019, 2020 and 2021. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate enough revenue from our new business initiatives, increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire educational content development professionals and other personnel, expand our sales and distribution network for teaching and learning SaaS offerings, and strengthen our educational content development and technologies and data analytics capabilities to enhance user experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short-term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our exploration of additional educational services.

We started offering our teaching and learning SaaS offerings since 2021, and our personalized, self-directed learning product since 2021. We aim to continue expand the coverage of these product and service offerings to meet additional educational needs. Expansions and upgrades to our existing product and service offerings may not be well received by students, teachers and parents, and newly introduced product and service offerings and educational content may not achieve success as expected. Our teaching and learning SaaS offerings may also cover additional education services such as education informatization services for education-related government entities, schools and service providers, which are new business initiatives for us. Our operating history and experience with these new products and services are shorter than our other businesses, which may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

Any failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, applications, our system infrastructure and our educational content for our product and service offerings.

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our educational content developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted educational content for our product and service offerings, policing the unauthorized use of intellectual property rights can be difficult and expensive. Some educational content development professionals may continue to use this content if they resign with us and join our competitors, which may negatively impact the attractiveness of our products to prospective students and parents, and our intellectual property rights for such content could be costly and time consuming to defend. Although we have entered into agreements with certain educational content development professionals to prohibit them from using our content without our prior consent, we cannot ensure compliance of educational content development professionals with such agreement.

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

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights. We may also encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party copyrights that may be infringed by us in our business operation, and we may not prevail in those disputes. Our educational content is typically subject to internal review before being approved to launch and our content moderation personnel monitor our in-school and after-school products and services. We have also adopted policies and procedures to prohibit our employees from infringing upon third-party copyrights or, other intellectual property rights. However, we cannot assure you that our efforts will be effective in preventing potential infringement of third-party intellectual property rights. The students, teachers and parents using our applications or websites may post unauthorized third-party content on our applications or websites, which we may not be able to detect in time, or at all. We may incur liability for unauthorized duplication or distribution of materials posted on our applications or websites or used in our classes. We have been and are now subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we distribute or use in our business operation.

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our SaaS offerings, parts of our products or be required to make changes to our educational content for our product and service offerings, applications or other software. As a result, the scope of our educational content for our product and service offerings could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, limit the effectiveness of and slow down the speed of adoption of our smart in-school classroom solution, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or fail, resulting in unauthorized disclosure or unintended leakage of data, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student, teacher and parent information, such as names, addresses, ID card numbers, bank account numbers and other personal information as well as personal academic learning and teaching information, all of which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we have implemented advanced data encryption measures to ensure secured storage and transmission of data, and prevent any unauthorized access or use of our user data. See “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an education technology company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, parent, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

Increased regulation of data utilization practices, including self-regulation, under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about students, teachers, parents and other users of our products and services in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

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

We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods or the public interest. In addition, critical information infrastructure operator, or CIIO, identification rules shall be formulated and clarified by the competent departments and supervision and management departments of important industries and sectors, or CII Protection Work Departments, in future legislation. These CII Protection Work Departments will then be responsible for identifying the CII in their respective industries and notifying the operators who are identified as CIIO on timely basis. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, a CIIO that procures internet products and services or a network platform operator that conducts data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users and seek to list abroad shall apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” and the criteria for the determination of “affect or may affect national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or whether our data processing activities would be deemed to affect or may affect national security under PRC law. If we are deemed to be a critical information infrastructure operator or our data processing activities are deemed to affect or may affect national security under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the relevant PRC regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement and provisions; however, as the laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by students, teachers, parents or our partners, potentially causing us to lose product subscriptions, school partners, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. All of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we leased offices in certain Chinese cities to support our research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements from late January to early May 2020, causing certain of our employees to work from home from time to time, which resulted in lower work efficiency and productivity. During this period, as a result of the temporary closure of schools in China, students were prompted to engage in more online education as they study at home, which has positively affected the online after-school tutoring industry, including us. In addition, the number of schools and teachers that adopted our smart in-school classroom solution also grew more rapidly during this period of temporary school closure and more school administrators and education department officials gained insights into the benefits and advantages of our smart in-school classroom solution and products and became more open to accepting the integration of technology and teaching in the classroom. However, some of our third-party service providers may have experienced business interruptions during the period of COVID-19 outbreak, which may have led to lower efficiency and quality in services provided to us and the users of our products and services. Regional COVID-19 outbreaks in different cities may also affect our ability or our efficiency in promoting our teaching and learning SaaS offerings in that particular city or delay the progress or delivery of our solutions.
While the duration and further development of the pandemic, and the resultant future disruption to our business and related financial impact cannot be reasonably estimated at this time, our consolidated results of operations for 2020 and 2021 were not materially affected by the impact of COVID-19. However, recently, there has been an increasing number of COVID-19 cases, including cases involving the COVID-19 Delta and Omicron variants, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including compulsory quarantine arrangements, travel restrictions and stay-at-home orders. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. These reinstatement of these restrictions in early 2022 have adversely affected our operations by, for example, making it more difficult to conduct our sales and marketing and promotional efforts. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. We cannot guarantee you that the COVID-19 pandemic will not further escalate or have a material adverse effect on our results of operations, especially our product mix, our financial condition, our cash flows or our prospects in the future.

If third-party education materials publishers and partners refuse to grant us intellectual property rights to educational content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their educational content rights, our business could be adversely affected.

We rely on licenses from third-party education materials publishers and partners to distribute digital education textbook content to our school partners, teachers and students and to develop our other education products and content. The contracts or arrangements with most publishers and partners are typically subject to renewal every one to three years and thus the long-term availability of such digital content is affected by potential future changes. If we are unable to secure and maintain the rights to distribute, or otherwise use, the digital content upon terms that are acceptable to us, or if the publishers terminate their agreements with us, we would not be able to acquire such digital content from other sources and our ability to attract more schools and teachers to adopt our teaching and learning SaaS offerings and our smart in-school classroom solution or new students to subscribe to our self-directed learning product and retaining existing schools, teachers and students could be adversely impacted. Some of our licenses give the publisher the right to withdraw our rights to distribute or use the digital content without cause and/or give the publisher the right to terminate the entire license agreement without cause. If a publisher exercises such a right, this could adversely affect our business and results of operations. Moreover, to the extent we are able to secure and maintain rights to distribute, or otherwise use, the digital textbook content, our competitors may be able to obtain the same rights on more favorable terms.

In addition, our ability to distribute, or otherwise use, digital textbook content depends on publishers’ belief that we include effective digital rights management technology to control access to such digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and publishers may be unwilling to include their content in our product and service offerings, which would adversely affect our business and prospects.

Refunds or potential refund disputes of our service fees may negatively affect our cash flows, financial condition, and reputation.

We offer refunds for customer advances for product purchases and subscriptions. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student and parent dissatisfaction with our product quality and our educational content offerings, privacy concerns relating to our services, negative publicity regarding us, and any change or development in PRC laws and regulations with respect to fees charged by educational service providers like us. Any refund payments that we may be required to make to our users, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

The success and future growth of our business will be affected by education authorities, teacher, student and parent acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. However, the integration of technology and education remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the positive momentum and growing acceptance of our teaching and learning SaaS offering and smart in-school classroom solution, there is no guarantee that it will also be well received by the broader education and teaching community. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our teaching and learning SaaS offering, smart in-school classroom solution and personalized self-directed learning products, all of which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce user satisfaction and could harm our reputation and cause our education services to be less attractive to the users of our products and services.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’, students’ and parents’ satisfaction and reduce the attractiveness of our smart in-school classroom solution and self-directed learning products, which would result in reduction in the number of teachers using our smart in-school classroom solution and number of students purchasing our self-directed learning product. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

In addition, we rely on third-party mobile application distribution channels, such as the Apple App Store and Android application stores, to distribute our mobile applications to students, teachers and parents. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If the Apple App Store, Android application stores or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, or if any third-party infringement claims are brought against our mobile applications, our mobile applications could be temporarily or permanently removed from such third-party mobile application distribution channels and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to AI, our competitive position and ability to generate revenues may be materially and adversely affected.

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

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our self-directed learning product. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our user base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our AI programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and services would be significantly harmed, and they may lose confidence and trust in our products and services. As a result, we may incur significant reputational damage and market share loss.

Any inability to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our products and services less attractive to education authorities, schools, teachers, students and parents.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to pursue after-school learning to improve their test performance. Accordingly, the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo constant changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our educational contents, product features and technology focuses. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our solutions and products, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE issued certain implementation guidelines to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

We may not be able to timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, or at all.

Our educational content development team works closely with our sales and service team on developing, updating and improving our existing educational content and developing new educational content to stay abreast of the latest educational trends and changes in education curricula and textbook content in their respective subject areas. The adjustments, updates and expansions of our existing educational content and the development of new educational content may not be accepted by existing or prospective students. Even if we are able to develop acceptable new educational content for our product and service offerings, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new educational content or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in our educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we implement various content moderation procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, certain of our educational content, which is designed internally based on our understanding of the relevant examination requirements and other factors, may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers and other employees, as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, educational experts, sales and service representatives and other employees and other full-time and part-time workers supplied by third-party service providers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

•

alleged misconduct or other improper activities committed by the users of our products and services or our directors, officers, educational experts, sales and service representatives and other employees and other full-time and part-time workers supplied by third-party service providers, including misrepresentation made by our employees or full-time and part-time workers supplied by third-party service providers to potential students, teachers and parents during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products or services offerings;

•

false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, educational experts, sales and service representatives and other employees and other workers supplied by third-party service providers;

•	complaints by students, teachers and parents about our product and service offerings;
•	refund disputes of fees between us and students and their parents or administrative penalties;
•	security breaches of private user or transaction data;
•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and

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

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, educational experts, sales and service representatives and other employees and other workers supplied by third-party service providers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

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

Our success also depends on our having highly trained content and product development, financial, technical, human resource, sales and marketing staff and management personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing products and services, to launch new offerings and to expand our operations, and would have an adverse effect on our business and financial results.

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

We regularly and actively monitor content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of the users of our products and services, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of students or other users suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, the pace at which our SaaS solution is adopted, the number subscriptions to our self-directed learning products, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of fraud or other misconduct by employees supplied by third-party service providers. Other types of misconduct include, but are not limited to, intentionally failing to comply with government regulations, engaging in unauthorized activities when interacting with students and during the course of their work, such as mishandling student records and data, and making misrepresentation to our prospective students, teachers and school partners during marketing activities, all of which could harm our business and reputation. It is not always possible to deter misconduct by employees supplied by third-party service providers, and such risks are greater with respect to misconduct, improper activities and misuse of our products and data by employees supplied by third-party service providers, over whom we have less control as they are not our own employees. Although we set out confidentiality and conduct requirements for such employees in our agreements with third-party service providers and third-party service providers set out similar requirements in their employment or service contracts with such employees, and we oversee the performance of such employees supplied by third-party service providers and request these third-party service companies to replace workers that engage in misconduct and illegal activities, such efforts may not be effective in controlling and deterring misconduct and improper activities. The precautions we take to prevent and detect misconduct by employees supplied by third-party service providers may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

Increases in labor costs, inflation and implementation of stricter labor laws in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. As a result of the cessation of the K-12 Academic AST Services and other measures we have taken to comply with recent regulatory developments, we have implemented a staffing optimization plan and incurred significant severance costs in connection with employee layoffs. To the extent that we need to continue to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by attracting new customers or increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality primarily due to seasonal changes in service days and course enrollments in schools. For example, we may generate higher growth in net revenues in the first and third quarters in the future because of the increase of the number of subscribers of our personalized self-directed learning products during the summer and winter holiday seasons. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. As of March 31, 2022, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018 Plan and the 2020 Plan is 59,899,375, 25,703,602 and 42,381,965, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recorded RMB93.1 million, RMB356.0 million and RMB195.2 million (US$30.6 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in genuine care for children’s education and a deep understanding of students, teachers and schools as well as the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

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

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Since our initial public offering of our ADSs on Nasdaq in December 2020, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We may be unable to timely complete our evaluation testing and any required remediation.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

In addition, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019, 2.3% in 2020, and 8.1% in 2021. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

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

Our advertising and promotional content may subject us to penalties and other administrative actions.

Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, the Alleviating Burden Opinion provides that no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4.

Information on the Company—B. Business Overview—Regulations—Regulation Relating to Advertising and Promotion.”

The relevant PRC regulatory authorities have significant discretion in interpreting and implementing the PRC Advertising Law, PRC Pricing Law, the PRC Anti-Unfair Competition Law and the rules and regulations related thereto. While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations. We also cannot assure you that we can rectify content that is deemed in violation of such laws and regulations, in a timely manner, or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our PRC subsidiaries and foreign-invested enterprises under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over the VIEs and consolidate financial results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. In 2019, 2020 and 2021, we derived 89.2%, 95.0 % and 99.2% of our total revenues from the VIEs, respectively.

In the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structure of the VIEs and our WFOEs does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as cessation of tutoring services related to academic subjects to students from kindergarten through the last year of senior high school. We may take further necessary measures to comply with the current and future PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If occurrences of any of these events results in our inability to direct the activities of the VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Although we believe we, our PRC subsidiaries and the VIEs are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our respective VIEs.  If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

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

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China through the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. From the second half of 2021, a series of other draft laws and regulations concerning cybersecurity and data security were issued for public comment, certain of which have begun to take effect. See also “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” The draft laws and regulations concerning cybersecurity and data security are in the process of being formulated and there are still uncertainties on how the newly promulgated laws and regulations concerning cybersecurity and data security will be interpreted and implemented by the relevant PRC governmental authorities. In addition, on December 24, 2021, the CSRC published certain draft laws and regulations concerning overseas listing by PRC companies. See “—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” for details. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings.

It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, or that that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies with a VIE structure.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in China and most of our assets are located in China. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside China mainland. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shanghai Hexu and Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. If Shanghai Hexu and Beijing Yiqi Education fail to maintain their HNTE status, experience any increase in the enterprise income tax rate, or face any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC may provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks related to the ADS—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Risks Related to the ADS

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

The trading price of the ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select Market, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;
•	fluctuations in operating metrics;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new products, services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	announcements of studies and reports relating to the quality of our product, service and SaaS offerings or those of our competitors;
•	changes in the performance or market valuations of other online education companies;
•	conditions in the online education market;
•	detrimental negative publicity about us, our competitors or our industry;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	regulatory developments affecting us or our industry;
•	general economic or political conditions affecting China or elsewhere in the world;
•	fluctuations of exchange rates between the RMB and the U.S. dollar; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. For example, following the announcement of the Alleviating Burden Opinion, which contains high-level directives about requirements and restrictions related to after-school tutoring services, the trading price of our ADSs declined sharply. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the

ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

As of March 31, 2022, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 11.4% of our total issued and outstanding share capital and 79.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our seventh memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our Seventh memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Seventh memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the Seventh memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not affect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting where we asked the depositary to solicit your instruction, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw such Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such Class A ordinary shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Seventh memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to requisition a shareholders’ meeting.

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

The effect of this discretionary proxy is that you cannot prevent our underlying Class A ordinary shares represented by your ADSs from being voted under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association, the register of mortgages and charges and special resolutions of the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our seventh amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2021. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules. In reliance on such exemptions, the majority of our board of directors are not independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be or become a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we may be or become classified as a PFIC for the current taxable year or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we

gained control over Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu and its shareholders. Subject to the change of shareholders of Shanghai Hexu, the contractual arrangements by and among Shanghai WFOE, Shanghai Hexu and its shareholders was respectively amended and restated in May 2020 and September 2020.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, in February 2019, and further entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, established in July 2019, effectively controls Beijing Yiqi Information. Subject to the change of shareholders of Beijing Yiqi Information, the contractual arrangements by and among Beijing Yiqi Education, Beijing Yiqi Information and its shareholders was amended and restated in September 2020. Sunny Education (HK) Limited established a wholly-owned subsidiary in China, Guangzhou Qixuan Education & Technology Co., Ltd., or Guangzhou Qixuan, in December 2021. As part of our efforts to streamline our corporate structure, Beijing Yiqi Education entered into a termination agreement with Beijing Yiqi Information and its shareholders to terminate certain contractual arrangements between Beijing Yiqi Education and Beijing Yiqi Information, Beijing Yiqi Information’s shareholders and other relevant parties, and meanwhile our wholly-owned subsidiary Guangzhou Qixuan entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in March 2022 through which Guangzhou Qixuan gained control over Beijing Yiqi Information.

To further expand our business operations, we established Beijing Xiaofeng Online Technology Co., Ltd., or Beijing Xiaofeng, in March 2019, and we gained control over Beijing Xiaofeng through Shanghai WFOE by entering into a series of contractual arrangements with Beijing Xiaofeng and its shareholders in August 2020, and the contractual arrangements are deemed effective from the incorporation of Beijing Xiaofeng. We wound down and deregistered Beijing Xiaofeng in April 2021, because it was not engaged in material business activities.

On November 17, 2021, we changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to ten Class A ordinary shares.

We ceased offering tutoring services related to K-12 Academic AST Services in China mainland by December 31, 2021.

To further expand our business operations, we set up Beijing Qili Technology Co., Ltd., or Beijing Qili, in October 2021 and further entered into a series of contractual arrangements with Beijing Qili and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained control over Beijing Qili in October 2021. Further, we established a wholly-owned subsidiary in the British Virgin Islands, 17 Educational Products Limited, in September 2021. 17 Educational Products Limited established a wholly-owned subsidiary in Hong Kong, 17 Glory Limited, in October 2021. 17 Glory Limited established a wholly-owned subsidiary in China, Guangzhou Qixiang Technology Co., Ltd., or Guangzhou Qixiang, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Qili and Beijing Qili’s shareholders, and our wholly-owned subsidiary Guangzhou Qixiang entered into a series of contractual arrangements with Beijing Qili and its shareholders in March 2022 through which Guangzhou Qixiang gained control over Beijing Qili since Guangzhou Qixiang’s establishment in December 2021.

To further expand our business operations, we set up Beijing Yiqi Education Technology Development Co., Ltd., or Beijing Yiqi Development, in April 2021 as a subsidiary of Shanghai Hexu. Subject to the change of shareholders of Beijing Yiqi Development, we entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained control over Beijing Yiqi Development in November 2021. Further, in September 2021, we established a wholly-owned subsidiary in the Cayman Islands, 17 Technology Limited. In October 2021, 17 Technology Limited established a wholly-owned subsidiary in the British Virgin Islands, 17 Inspire Limited. In October 2021, 17 Inspire Limited established a wholly-owned subsidiary in Hong Kong, 17 Legend Limited, which established a wholly-owned subsidiary in China, Beijing Yiqi Hangfan Technology Co., Ltd., or Beijing Yiqi Hangfan, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders, and our wholly-owned subsidiary Beijing Yiqi Hangfan entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders in March 2022 through which Beijing Yiqi Hangfan gained control over Beijing Yiqi Development since Beijing Yiqi Hangfan’s establishment in December 2021.

Our principal executive offices are located at 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 (10) 5945-1082. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at https://ir.17zuoye.com/investor-relations. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are a leading education technology company in China. We offer smart, in-school, teaching and learning SaaS products to students, teachers, schoolmasters and educational authorities across China to help deliver data-driven teaching, learning and assessment. We also offer a personalized self-directed learning product that complement students’ in-school learning. Leveraging the content, data insights and brand recognition that we have accumulated over the past decade, both of our in-school and self-learning products have seen significant progress growth since their launch in late 2021, after we transformed our business following the implementation of the Alleviating Burden Opinion in July 2021.

In-School

At our founding, we believed that delivering truly effective education in China requires a focus on the in-school learning that is core to the K-12 school system, and as such, we strategically began building our smart in-school classroom solution, including homework and academic assessment products, for K-12 schools in 2012 to empower in-school learning. Over the past nine years, we have significantly expanded the product portfolio within our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency improvements to teachers, students and parents in all of their key daily educational activities and enabling them to engage in ways that would be impossible using traditional offline methods. Beginning in September 2021, we launched our paid teaching and learning SaaS offerings to complement our existing smart in-school classroom solution, which had previously been free of charge for teachers, students and parents to use. Our teaching and learning SaaS offerings integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of various participants of the teaching, learning and management scenarios at schools, including students, teachers, schoolmasters and educational authorities. The purchasers of our teaching and learning SaaS offerings are primarily regional education authorities on behalf of a group of schools. We price our teaching and learning SaaS products based on a number of factors, including the number of students and schools using our solutions, the particular combination of functions and hardware and the payment structure.

Our massive and proprietary content library features localized homework assignments, academic assessments and teaching and learning materials that closely track the local curriculum and educational objectives at schools across the country. In particular, our content library currently has a deep reserve of high-quality written and multimedia educational resources, including over 18 million homework questions, assessment sets, supplementary teaching and learning guides, self-directed learning videos, in-class teaching content kits and digital picture books that have been accurately tagged to meet educational needs under all major K-12 academic subjects and textbook versions. The widespread adoption of our existing smart in-school classroom solution and the high quality of our educational content offerings, as well as their daily integration into the in-school learning environment, have solidified our brand recognition and enabled us to win enduring trust from all stakeholders – teachers, students and parents. The high-frequency interactions we have across our products and our unique access to a large amount of mission-critical learning data also give us deep insight across all of our user groups. As of December 31, 2021, we had cumulatively serviced over 1.0 million verified teacher users, 56.9 million verified student users and 49.4 million registered parent users, and our free smart in-school classroom solution had cumulatively been used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in China mainland.

Our new teaching and learning SaaS offerings serve as an upgrade to our existing smart in-school classroom solution. Leveraging the AI capabilities, data insights, content and brand power that we have gained over the past ten years, our new teaching and learning SaaS offerings are modularized to cover distinct in-school learning scenarios, such as classroom solutions, question banks, homework assignments, self-learning contents and multi-role reporting, among others. The system helps schools and teachers digitalize traditional teaching resources to build an “internet + education” platform, achieve data synchronization across education function, and gain holistic insights. This digitalization helps increase the efficiency and effectiveness of homework assignments and core teaching and learning scenarios. We are currently in discussions with a number of regional education authorities across China regarding the adoption of our new teaching and learning SaaS offerings. For example, in October 2021, we secured a “precision teaching and adaptive learning system based on intelligent homework” contract with the Minhang District of Shanghai.

In addition to our in-classroom solution and teaching and learning SaaS offerings, we are also exploring and developing hardware offerings and integration to enhance the user experience and efficiency of our in-school offerings, through better data collection and interaction.

We believe our in-school solutions provide substantial benefits for teachers, students, parents and education authorities:

For teachers. We believe school teachers are the pillars of the education system. We provide teachers with comprehensive educational content that we have fine-tuned over the past eight years, as well as a range of powerful tools that allow them to more efficiently execute their daily activities, including assigning personalized homework assignments, as encouraged by the Alleviating Burden Opinion, freeing them to concentrate on improving the quality of their teaching. With our products, teachers can easily track student performance during the semester and throughout different grades, empowering them to offer a significantly higher level of personalization and elicit better results from students.

For students. Our ultimate goal is to improve learning efficiency and outcomes. Our products enable students to engage with a massive, proprietary library of localized learning content, access and complete their assignments online, and receive personalized homework and feedback based on issues identified in their homework and assessments

For parents. We offer parents an effective, user-friendly way to monitor the academic performance and progress of their children. We also provide parents with up-to-date analysis on the areas where their children face challenges, as well as individualized study plans designed to tackle these areas of academic weakness, enabling them to take a more active role in the learning process.

For educational authorities. We offer education authorities and schoolmasters comprehensive data-driven management tools to track the performance of students and teachers across classes and schools. Such tools assist school managers to form a more holistic and accurate evaluation of teaching and learning progress, which in turn helping them to form more targeted planning and improvements.

Personalized self-directed learning product

Historically, online K-12 after-school tutoring courses were our core offerings for the after-school learning scenario. However, in order to ensure compliance with the latest PRC regulations, we ceased offering the K-12 Academic AST Services by the end of December 2021. Currently, we address market needs by offering a personalized self-directed learning product to Chinese families. We are actively refining our products and adapting them based on interactions with students and parents to better satisfy their needs. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of the K-12

Academic AST Services and other actions we have taken to comply with recent regulatory developments have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.”

To respond to changes in the regulatory landscape and market demand, we launched a personalized self-directed learning product in late 2021. This product is not a tutoring service and was designed by leveraging our profound insights into student academic performance in school and understanding of local curricula. Our significant presence in K-12 schools across China allows us to align our personalized self-directed learning product and learning modules with local curriculum and assessment objectives, as well as students’ learning profiles, which emerge as they use our products. Moreover, the trusted relationships we have developed with students and parents provide us with a large and familiar pool of prospective customers for our new products, as well as a community of supporters that provide organic word-of-mouth referrals.

Our Smart In-School Teaching and Learning SaaS Offerings

Our Existing Smart In-School Classroom Solution

Over the past nine years, we have significantly expanded the product portfolio of our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency to teachers, students and parents in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods. Our existing smart in-school classroom solution covers most of the major subjects of K-12 education in China, including nine subjects required in the Gaokao. The core functions of our existing smart in-school classroom solution are free of charge for teachers, students and parents to use.

Our New Teaching and Learning SaaS Offerings

In September 2021, leveraging the experience and insights we gained from offering our free existing smart in-school classroom solution across China over the last decade, we launched our new teaching and learning SaaS offerings. These offerings are provided as a paid solution to schools and education authorities, and integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of schools, especially the needs associated with in-school homework scenarios, which have been heightened by the Alleviating Burden Opinion issued in July 2021.

We developed our teaching and learning SaaS offerings by building upon our deep understanding of teaching and learning scenarios, AI capabilities, data insights, content and brand power that we have accumulated over the past ten years. These offerings help schools and teachers digitalize traditionally teaching resources to build an “internet + education” platform, achieve data synchronization across different education functions, and gain holistic insights about their teaching and students’ learning. Our teaching and learning SaaS offerings are built around independently configurable modules, with each module covering a distinct in-school learning scenario. The scenarios covered include classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, among others. This digitalization helps to increase the efficiency and effectiveness of homework assignments, as well as core teaching and learning scenarios. Our teaching and learning SaaS offering is intended to reduce the burden of both teachers and students as it is designed to improve the efficiency of homework assignments and related teaching and learning scenarios.

School Coverage and User Base

We have established a strong national footprint within China’s K-12 education system through almost a decade of expansion and growth. Through our high-quality and effective free in-school products, we have amassed a large and highly engaged user community for our existing smart in-school classroom solution. As of December 31, 2021, we had cumulatively serviced over 1.0 million verified teacher users, 56.9 million verified student users and 49.4 million registered parent users, and our free smart in-school classroom solution had cumulatively been used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in China mainland.  In 2021, each active verified teacher user on average issued approximately eight homework assignments per week, and each active user of our in-school student applications on average maintained approximately seven sessions of user per week. In addition, the average MAUs of our in-school applications for students reached 14.1 million, 19.7 million and 14.4 million in 2019, 2020 and 2021, respectively, with the decrease from 2020 to 2021 largely due to the impact of the Alleviating Burden Opinion.

In addition, we launched our new teaching and learning SaaS offerings in September 2021. As the date of this annual report, our new teaching and learning SaaS offerings have been adopted by a number of regional education authorities across China, including the Shanghai Minhang District and Beijing Xicheng District. We are also in discussion with the education authorities of multiple other cities and districts regarding the adoption of our teaching and learning SaaS offerings. We are also seeing increasing acceptance of the SaaS subscription model, compared with the previously more dominant one-time purchase model in the industry.

Use Cases

Our smart in-school classroom solution and our teaching and learning SaaS offerings cover all of the key activities related to K-12 in-school education in China, both in its in-school and after-school segments, including class preparation and delivery, homework-related activities, academic assessment and self-directed learning and multi-role reporting, among others. The underlying technology architecture of our teaching and learning SaaS offerings consists of up to seven modules that can be independently selected, configured, or augmented together. Compared to a traditional monolithic design, such modularized design makes our education management SaaS system adaptable for the needs of different users. Some of the key use cases of teaching and learning SaaS offerings are described in more detail below.

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

Homework-Related Activities

To provide an integrated education experience, our existing, free smart in-school solution matches the corresponding teacher, student and parent accounts to streamline homework assignments, synchronize updates on learning progress and outcomes and facilitate communications among them.

Our applications give teachers the ability to easily access our massive, proprietary content library when assigning homework to their students. Leveraging our state-of-the-art algorithm technologies, our applications automatically generate and recommend to teachers a wide variety of homework sets sourced from our proprietary content library. These homework sets are tailored according to a number of corresponding local and personal factors. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.” We also provide teachers with the flexibility to create their own customized homework sets using questions sourced from our content library. In addition, our applications for students and parents recommend highly personalized exercises that complement homework assigned by teachers for additional learning at students’ own pace.

Our applications allow students to submit the answers to their homework and other evaluation questions digitally. Our teacher applications automatically grades or, at a minimum, generates preliminary marks for all homework sourced from our content library as soon as students complete their assignments. Our powerful automatic speech recognition and computer vision technologies enable real-time answer evaluation and grading of both spoken and written text formats with high accuracy and reliability. For more information on the related technologies, see “—Technology—Automatic Speech Recognition and Evaluation” and “—Technology—Computer Vision.” We also enable parents to supervise their children’s homework in real-time.

For each homework assignment, our teacher applications automatically generate a comprehensive report based on insights from a wide variety of data, enabling teachers to identify the weaknesses and areas of improvement of students both on a class-wide and an individual level. Our algorithm technologies also learn on this data to constantly fine-tune our homework recommendations for each teacher, creating a self-reinforcing cycle that rewards long-term, repeated use of our products. Through their respective applications, students and parents can also access detailed compilations of all the mistakes students have made in the past, which constitute valuable personalized learning materials for students’ review and reference for parents’ guidance and supervision.

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

Our After-School Personalized Self-directed Learning Product

From December 2021, we launched a personalized self-directed learning product, with the goal of satisfying families’ educational needs after the implementation of Alleviating Burden Opinion. The product utilizes our technology and data insights to provide personalized and targeted learning and exercise content that is designed to improve students’ learning efficiency help them form good learning habits. This is not a tutoring service and is designed to be compliant with the current PRC regulatory landscape.

Our personalized self-directed learning product is designed to supplement the in-school studies of primary and middle school students. It leverages the significant educational content and school-and-district-level data insights that we have accumulated across China from our in-school business over the last decade. These insights have enabled us to gain a deep understanding about our users and the content of local exams so that we can develop personalized exercise books, which are coupled with sophisticated automated grading and analysis capabilities through with our mobile app, allowing us to cater to each student’s learning needs. In addition, we have designed a set of effective systems to motivate children to develop good self-directed learning habits.

Each month, our users will receive a package consisting of customized exercises based on their personal academic profile, diversified learning tools, expanded learning, family education magazines, among others. The monthly package provides the basic materials and elements for parents to guide their children’s learning process which is designed to be used together with our mobile app. Through the mobile app, students can upload their daily exercises, autoscore their exercise results and watch solution videos online on a daily basis. Each month’s learning and exercise materials are formulated based on last month’s learning progress and the weakness of the students’ academic profile, which are recorded online in the mobile app. At the same time, we also assign a personal learning plan consultant to each of our users and provide them with learning plan customization and learning habit formation guidance. Each student’s daily learning plan and results are recorded and maintained in the mobile app. All the above formed an integral self-directed learning experience and routine to help our users to improve their learning efficiency in a personalized way.

Our development professionals combine our accumulated education experience and our multi-dimensional, in-school learning data to develop content of our product. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of exercise book for each month. We continually update and improve our products’ content based on students’ and parents’ use and feedback and the latest insights we have gained from our in-school products.

Our After-School Tutoring Services (Ceased to be provided at the end of 2021)

Historically, we offered online K-12 after-school tutoring courses in a large-class dual-teacher format from 2017. We leveraged our profound insights into student academic performance in school to design our online after-school tutoring courses. However, in order comply with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services in December 2021. The following descriptions of our K-12 tutoring courses on academic subjects describe services that we offered prior to December 31, 2021.

Course Offerings

We offered a comprehensive library of tutoring courses covering all grades and major subject matters required in high school and college entrance exams. We offered our courses in four semesters. We generally livestreamed our classes during weekends or during after-school hours on weekdays in the two school semesters in Spring and Fall and for a consecutive period of seven to ten days in the two holiday semesters in Summer and Winter. The following table provides our previous course offerings based on grades and subjects as of December 31, 2021:

	Primary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●
Physics								●	●	●	●
Chemistry									●	●	●
History									●
Science								●
Political Science									●

●	Historically offered by us

By capitalizing on our proprietary content library and profound insights gained from in-school learning data, we were able to efficiently provide a large number of highly localized courses covering a wide range of regions. These courses catered to students’ learning needs based on a variety of factors, including, among others, specific geographic location, version of textbook and level of difficulty. For example, we offered, at varying difficulty levels, middle school mathematics courses specifically tailored to eight different regional textbook versions in China.

Our Dual-Teacher Model

We adopted a dual-teacher model to improve student engagement and learning effectiveness. We divided each large class into multiple smaller groups and assign a tutor to each group to closely assist and guide each student throughout the entire period of a course. Each tutor typically was assigned to work with 200 to 300 students. Our tutors played an in-depth, overarching role in supplementing our instructors’ teaching efforts and closely guiding students and parents with data-driven insights. Their responsibilities included supervising students’ in-class performance, reviewing after-class assignments and recommending personalized exercises, and advising parents on their children’s learning progress.

Support System

Our instructors were guided by our data-driven insights and assisted by the tutors in preparing and delivering courses. During course preparation, our instructors were able to reference students’ common questions and mistakes by the large amount of learning data we accumulated. During course delivery, the tutors kept our instructors updated on students’ learning progress and feedback, based on which our instructors continually fine-tune their teaching. We empowered our tutors with a modularized program to help them channel our data-driven insights into their services for students and parents throughout each stage of our courses. Tutors capitalized on the strong algorithm capabilities of the program to provide parents highly contextualized and detailed evaluation of their children’s performance and provided personalized consultation accordingly throughout and upon the completion of each course. We only used insights from students’ in-school academic performance data for after-school tutoring services if we have obtained the requisite prior consent.

Recruitment

We historically onboarded seasoned instructors with extensive local teaching experience and strong reputations, as well as high-quality recent graduates from top universities in China and abroad. We were highly selective in recruiting our instructors. Applicants went through multiple rounds of screening processes, including preliminary interviews, teaching skills demonstrations and re-examinations. To continually strengthen the pool of tutors for our courses, we engaged third-party service providers to regularly enlist recent graduates of reputable universities and experienced candidates with relevant educational experience based on a number of stringent criteria and a multi-stage screening process.

Development

Before they were approved to formally teach our online classes, our newly-hired instructors were required to complete rigorous, standardized training programs to ensure they have the requisite teaching skills and understanding to deliver our systematically developed content effectively. We closely supervised our instructors’ performance. We also utilized our data analytics technologies to help analyze and refine their teaching skills. Tutors were required to complete a comprehensive onboarding program. To further improve their ability to manage their relationships with students and parents throughout each stage of our courses, they were also subject to continued, periodic trainings.

Evaluation and Compensation

Our instructors and tutors were subject to comprehensive evaluations on a quarterly basis, in addition to the on-going evaluation processes in place. Adopting a holistic approach, we considered a wide variety of quantitative and qualitative criteria, including student learning outcomes, student retention, parent feedback and contributions to other related areas, such as content development and staff training. Our instructors and tutors received competitive performance-based bonuses and hourly course fees.

Class Experience (Ceased to be provided at the end of 2021)

Our state-of-the-art, multi-functional interface created a highly engaging, immersive and interactive experience for the users of our products and services. Students could use the 17 Online School application, or log onto the website of our after-school tutoring services, to participate in live-streaming classes and review recorded classes. In addition to interacting with each other in the live-chat box, students, instructors and tutors were able to efficiently conduct a variety of real-time activities using our pre-set modules to simulate a real-world classroom experience. To ensure the effectiveness of our online courses, our live-streaming system was designed to encourage students’ participation through a variety of measures, such as virtual animated effects.

To further simulate a real-world classroom experience, we started to provide a full-screen interface for a majority of our paid courses in July 2020. The full-screen interface featured a live-streaming feed that occupies the entire default viewer interface. This format was conducive to creating a more immersive and engaging learning environment that is similar to an offline classroom setting for students.

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2021, we had 101 content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

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

After-School Content

Our development professionals combine our accumulated education experience and our multi-dimensional, mission-critical in-school learning data to develop content of our personalized self-directed learning product. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of each month’s study package. As an integral part of our after-school content offerings, we also utilize our algorithm and data analytics capabilities to develop and recommend highly personalized after-class exercises and academic assessments that are complementary to students’ in-school education for our tutors to administer. We continually update and improve content of our product after each semester based on students’ and parents’ feedback and the latest insights we have gained from our in-school products.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2021, we had a team of 475 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

Automatic Speech Recognition and Evaluation

We have accumulated extensive expertise in developing and applying automatic speech recognition and evaluation technologies, which are primarily used for real-time grading of English-speaking exercises on our in-school applications. In addition to pronunciation and fluency, we are also able to evaluate vocabulary, grammar, expression and other semantic elements of speech with high accuracy by integrating our speech recognition and evaluation and language processing capabilities. Historically, the highest number of audio messages that our automatic recognition and evaluation technologies evaluated on a daily basis surpassed 300 million. Such a large amount of audio data enables us to train our AI engine to adjust to the evaluation criteria of different schools and teachers, and therefore significantly improves the accuracy of evaluation at local levels. In addition, we have developed a strong expertise in automatic recognition and evaluation of younger children’s speech, using accumulated data and experience with respect to their differences in pronunciation, vernacular and speech pattern. As a testament to our strong capabilities in automatic speech recognition and evaluation, we have entered into a strategic partnership with PEP Digital Publishing Corporation Limited, a subsidiary of People’s Education Press, China’s largest publisher of K-12 public school textbooks and other educational materials, that focuses on digitalization of educational materials. Through the partnership, we help improve their language learning and assessment programs with our accumulated expertise and technologies.

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

Infrastructure

Our servers are hosted in our own internet data centers in different regions in China, including Beijing and Guangzhou. We continually back-up our databases on both real-time and delayed bases. Our IT and operation professionals continually monitor the performance of our websites, applications and network infrastructure to promptly respond to potential risks. We also partner with leading cloud service providers in China to host our computing functions.

Sales, Marketing and Customer Service

Teaching and Learning SaaS Offerings

The primary clients of our teaching and learning SaaS Offerings are education authorities and public schools, which typically require us to go through a stringent procurement and bidding process. To that end, we primarily rely on our dedicated sales and service team to solicit leads and bidding opportunities, provide pre-sale consultation and prepare for the bidding process. We also have a dedicated team responsible for building and maintaining the nationwide distribution network of our SaaS solutions.

Personalized Self-directed Learning Product

We market our personalized self-directed learning product and strengthen our brand recognition primarily through our proprietary user community at the moment. We leverage word-of-mouth referrals generated based on our general brand recognition and trust from prior users of our various products.

Other Educational Services

We also offer a variety of other educational services bolstered by our exceptional capability to create educational content and our advanced technologies, primarily including membership-based premium educational content subscriptions to our selected proprietary offerings, including à la carte workbooks, study plans and associated services, available on our parent application.

Data Privacy and Security

We are committed to protecting the large amount of user data that we collect, process, store and use on a daily basis. We have implemented advanced data encryption measures to ensure secured transmission of data, encrypt confidential personal information for storage and apply classified encryption methodology based on the level of risk. In addition, we have established stringent internal protocols to prevent any unauthorized access or use of our user data. We have obtained the Level III Certification in Information Security and Protection issued by the relevant local branch of Ministry of Public Security. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of the users of our products and services. All our employees and tutors are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our user data. We limit the types of personal information that our employees and products are allowed to collect to only those strictly necessary for conducting our operations. Our user data is ranked by level of risk, and our risk department works with our various operating departments to delineate the types and scope of user data that employees are allowed to access based on their work scope and job responsibility. Our employees’ and tutors’ access and use of user data are automatically recorded and routinely reviewed. We also conduct system-wide vulnerability scanning and penetration test every year to continually improve our data security measures.

Content Moderation

We are committed to maintaining a healthy and positive educational environment for students and other users. Our educational content is typically subject to internal review and testing by multiple levels of our operational and management teams before being approved to launch. Our dedicated content moderation and risk management personnel monitor our content on our in-school and after-school products.

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

The online educational product market is relatively new in China, rapidly evolving and highly competitive. We believe the principal competitive factors in our business include the following:

•	overall philosophy of the educational products and the effectiveness in improving learning results;
•	localized content and effective study personalized plans;
•	trust and brand recognition;
•	ability to grow the number of paid users on a large scale and in a cost-efficient way; and
•	operational efficiency guided by data-driven insights.

We believe that we are well-positioned to effectively compete on the factors listed above. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.”

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2021, we had registered 304 trademarks, 137 patents, 96 software copyrights and 109 domain names in China.

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

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, or the Education Law, which was promulgated on March 18, 1995, and last amended on April 29, 2021, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018 with such amendment effective on the same date. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the private schools shall obtain a private school operating permit issued by relevant government authorities and registered with relevant registration authorities.

On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Rules, which became effective on September 1, 2021. These rules stipulate that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. Private schools using internet technology shall obtain the private school operating permit, as well as the internet operating permit. Private schools shall also establish and implement internet security management systems and take technical security measures. Upon the discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. The Amended Implementation Rules also clarifies that social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements. The Amended Implementation Rules further stipulate that a private school providing compulsory education is prohibited from conducting transactions with its related parties. The relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations that govern the online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.”

Regulation Related to After-School Tutoring and Online Private Education

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

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides that provincial regulatory authorities of education should be responsible for being filed with the training institutions that use internet technology to provide online training and target primary and secondary school students. Provincial regulatory authorities of education should supervise the online after-school training institutions based on the policies regulating the offline after-school training institutions. In addition, online after-school training institutions are required to file the information of their courses, such as names, content, target students, syllabi and schedules with the relevant provincial regulatory authorities of education and publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful content (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

On June 10, 2020, the General Office of MOE and the General Office of the State Administration for Market Regulation, or SAMR, promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities. On September 27, 2021, the General Office of MOE and the General Office of SAMR revised and updated such form of service contract.

On August 17, 2020, the MOE and certain other PRC government authorities jointly promulgated the Opinion on Further Strengthening and Regulating the Management of Educational Fees, or the Education Fees Opinions, pursuant to which all fees collected by private schools shall be paid into the school’s bank account filed with the education authority, be unified managed, and mainly used for educational and teaching activities, improving the operational conditions, protection of teachers’ and staffs’ treatment and allocating development fund according to relevant laws and regulations. The fee level of for-profit private schools is open for market adjustment and can be determined by for-profit private schools at their own discretion, while the fee-collecting regulatory policies for non-profit private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit private schools in terms of fee-collecting policies until the completion of the classification registration procedures. Besides, the Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit private schools. The Education Fees Opinions underline that sponsors of non-profit private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.

On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms/ to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on December 29, 2006, was recently amended on October 17, 2020, which took effect on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors

On November 27, 2020, the MOE and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors. The Notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will review the filings.

On March 30, 2021, the Basic Education Department of the MOE promulgated the Circular on Further Strengthening the Sleep Management of Primary and Secondary School Students, which restates that offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m., and provides that no homework shall be arranged in any form.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing must be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the 2022 Work Points of MOE, which specifies that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be strictly implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide content in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 9, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 18, 2021, the MOE further published on its official website that the General Office of MOE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

On October 21, 2021, the MOE jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-collection of Fees, which requires the pre-collection of fees by Academic AST Institution and non-Academic AST Institution shall be supervised. Local government will adopt bank custodians or risk reserves to control such risk with the consideration of local situation.

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training content and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training content, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, as many of these regulations for online education are relatively new and the enforcement practices are evolving, we cannot assure you that our current services will not be deemed to be noncompliant in the future. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.”

Regulation Relating to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in China mainland, including: (i) establishing FIEs in China mainland either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China mainland either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology, etc.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the MOFCOM and the NDRC, effective on January 1, 2022, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business that intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, as last amended on March 29, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. An FIE that intends to operate the value-added telecommunications business must obtain approvals from the MIIT and obtain a Telecommunications Business Operating License.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “ necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On August 20, 2021, the Standing Committee of the National Peoples’ Congress issued the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. According to the Personal Information Protection Law.

On January 4, 2022, the CAC issued the Revised Measures for Cybersecurity Review, which became effective on February 15, 2022 and replaced the existing Measures for Cybersecurity Review that had been promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator, or CIIO, that purchases network products and services, and platform operators carrying out data processing activities which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which went into effect on September 1, 2021. Under these regulations, critical information infrastructure means important network facilities and information systems in important industries, such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, the national economy, people’s livelihood and public interests if damaged, disabled or whose data disclosed. CIIOs shall, based on a leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyberattacks and criminal activities in order to ensure their safe and stable operations as well as maintain the integrity, confidentiality, and availability of their data pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of the relevant important industries abovementioned shall organize the recognition of the

CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies. These opinions proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

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

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and introduce certain new compliance requirements for internet information service providers that use algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

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

Regulation Relating to Advertising and Promotion

The principal regulations governing advertising businesses in China are the PRC Advertising Law, as last amended on April 29, 2021, and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following content: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and

(iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

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

The Alleviating Burden Opinion provides that no advertisements for after-school tutoring may be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Further, the SAMR jointly with other government authorities promulgated the Notice on the Control of Advertisements for After-school Tutoring on November 3, 2021 which specifies that the requirements under the Alleviating Burden Opinion applies to advertisements for both academic and non-academic tutoring, and relevant local authorities shall implement measures to achieve such requirements.

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

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended on October 17, 2020, which became effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant varieties or methods of nuclear transformation and substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

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

On February 21, 2020, the Ministry of Housing and Urban-Rural Development of the PRC, the Ministry of Finance of the PRC and People’s Bank of China jointly promulgated the Notice on Implementing the Phased Support Policies Involving Housing Fund to Properly Cope with COVID-19, which provides, among other things, that an enterprise affected by the COVID-19 pandemic may apply for postponing contribution to the housing fund by June 30, 2020 in accordance with the relevant provisions, the contribution period will be counted on a continuous basis during the postponing period, and the normal withdrawal and application for housing fund loans by employees will not be affected, and in regions seriously affected by the COVID-19 pandemic, enterprises may voluntarily contribute to the housing provident fund by June 30, 2020 on the premise of full consultation with their employees. In the event that the contribution continues, enterprises may determine the contribution ratio at their discretion; in the event of suspension of contribution, the contribution period shall continue to run and the normal withdrawal of housing fund by the employees and their application for housing fund loan will not be affected.

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

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas-listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Pursuant to the Arrangement between China mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a China mainland enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the China mainland enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the China mainland resident enterprise; and (iii) it must have directly owned such required percentage in the China mainland resident enterprise throughout the 12 months prior to receiving the dividends.

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

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and MOFCOM jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.

The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities, and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the draft regulations, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, or directors, supervisors and senior management of the issuer involving in certain criminal offence or administrative penalties, among other circumstances, are explicitly forbidden. As implementation rules, the Draft Overseas Listing Filing Measures specifies the filing requirement and procedures. The Draft Overseas Listing Filing Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in China mainland, the issuer’s main place of operation is within China mainland. It is unclear based on the Draft Overseas Listing Filing Measures whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The Draft Overseas Listing Filing Measures also requires subsequent report to the CSRC on material events, such as material change in principal business and change of control.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and senior management of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

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

Regulations Relating to Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, a working committee shall decide whether or not to include a foreign entity concerned in the list of unreliable entities and make an announcement on such inclusion based on investigation of following factors: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) any other relevant factors. If a foreign entity is included in the list of unreliable entities, the working committee may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) any other necessary measures.

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

Notes:

(1)

Shareholders of Shanghai Hexu and their respective shareholdings in Shanghai Hexu and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%), a relative of Mr. Andy Chang Liu.

(2)

Shareholders of Beijing Yiqi Information and their respective shareholdings in Beijing Yiqi Information and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

(3)

Shareholders of Beijing Qili and their respective shareholdings in Beijing Qili and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

(4)

Shareholders of Beijing Yiqi Development and their respective shareholdings in Beijing Yiqi Development and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai WFOE, Guangzhou Qixiang, Guangzhou Qixuan and Beijing Yiqi Hangfan are our PRC subsidiaries, which we refer to as our WFOEs in this annual report, and they are foreign-invested enterprises under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shanghai Hexu, Beijing Yiqi Information, Beijing Yiqi Development and Beijing Qili, our consolidated variable interest entities in China which we refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders.

Arrangements that provide us effective control over the VIE

Proxy Agreement and Powers of Attorney. Pursuant to the proxy agreement and powers of attorney executed by Shanghai WFOE, Shanghai Hexu and Shanghai Hexu’s shareholders and the respective power of attorney executed by each of Shanghai Hexu’s shareholders, each of Shanghai Hexu’s shareholders irrevocably authorized Shanghai WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Shanghai Hexu, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, voting at such meetings, nominating and appointing directors, receiving dividends and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholders. The proxy agreement and powers of attorney will remain effective within the operating period of Shanghai Hexu, unless otherwise unilaterally terminated by Shanghai WFOE in its sole discretion. The proxy agreement and powers of attorney were executed in May 2013, which were amended and restated in May 2020, and the amended and restated proxy agreement and powers of attorney were deemed effective from November 2018. The proxy agreement and powers of attorney were further amended and restated in September 2020 due to the change of Shanghai Hexu’s nominee shareholders.

Pursuant to the respective powers of attorney executed by each of Beijing Yiqi Information’s shareholders in March 2022, each of Beijing Yiqi Information’s shareholders irrevocably authorized Guangzhou Qixuan or its designee(s) to act on their respective behalf as proxy attorney and at such person’s own will, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Beijing Yiqi Information, including but not limited to proposing to convene or attend shareholder meetings, signing relevant resolutions, nominating, voting and appointing on shareholder meetings, receiving dividends and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholders. The powers of attorneys shall remain valid for the duration of the Exclusive Management Services and Business Cooperation Agreement.

In March 2022, each of Beijing Qili’s shareholders entered into a power of attorney relating to the authorization of Guangzhou Qixiang, each of which includes terms substantially similar to the powers of attorneys relating to Beijing Yiqi Information as described above, respectively.

In March 2022, each of Beijing Yiqi Development’s shareholders entered into a power of attorney relating to the authorization of Beijing Yiqi Hangfan, each of which includes terms substantially similar to the powers of attorneys relating to Beijing Yiqi Information as described above, respectively.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Shanghai WFOE, Shanghai Hexu and Shanghai Hexu’s shareholders, Shanghai Hexu’s shareholders pledged all of their equity interests of Shanghai Hexu to Shanghai WFOE as security for performance of the obligations of Shanghai Hexu and Shanghai Hexu’s shareholders and their spouses, as applicable, under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters. During the term of the equity interest pledge agreement, Shanghai WFOE has the right to receive all of Shanghai Hexu’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai WFOE, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Shanghai Hexu and will have priority in receiving the proceeds from such disposal. Shanghai WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. Shanghai Hexu and its shareholders undertake that, without the prior written consent of Shanghai WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the earlier of (i) the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by Shanghai WFOE pursuant to the terms and conditions of this equity interest pledge agreement, or (iii) that the shareholders of Shanghai Hexu transfer all the equity held in Shanghai Hexu to Shanghai WFOE or its designee(s) pursuant to the exclusive call option agreement. The equity interest pledge agreement was executed in May 2013, which was amended and restated in

May 2020, and the amended and restated equity interest pledge agreement was deemed effective from November 2018. The equity interest pledge agreement was further amended and restated in September 2020 due to the change of Shanghai Hexu’s nominee shareholders.

Under the equity interest pledge agreement entered into by and among Guangzhou Qixuan, Beijing Yiqi Information and Beijing Yiqi Information’s shareholders in March 2022, Beijing Yiqi Information’s shareholders pledged all of their equity interests in Beijing Yiqi Information to Guangzhou Qixuan as security for performance of the obligations of Beijing Yiqi Information and Beijing Yiqi Information’s shareholders, as applicable, under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the powers of attorney, and consent letters (collectively the “Master Agreements”). The pledge thereunder shall be effective from the date of registration of the pledge with competent governmental authorities to the date on which the Master Agreements are completely performed, invalidated or terminated. In the term of pledge, if Beijing Yiqi Information or its shareholders fail to perform any of their obligations under the equity interest pledge agreement or the Master Agreements, or in case of occurrence of other specified events, Guangzhou Qixuan shall have the right but not obligated to dispose the pledged equity interest in accordance with the provisions of the equity interest pledge agreement. Beijing Yiqi Information and its shareholders undertake that, without the prior written consent of Guangzhou Qixuan, they will not transfer, or create or allow any encumbrance on the pledged equity interests.

In March 2022, Guangzhou Qixiang, Beijing Qili and Beijing Qili’s shareholders entered into an equity interest pledge agreement, includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

In March 2022, Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders entered into an equity interest pledge agreement, which includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Shanghai Hexu with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law. We have not completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Beijing Qili, Beijing Yiqi Information and Beijing Yiqi Development.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai Hexu and certain subsidiaries of Shanghai Hexu, Shanghai WFOE has the exclusive right to provide or designate any third-party to provide, among other things, asset and business operation consultancy services, research and development services for education software and courseware, employee professional training services, human resource management services, market survey and research services, permission of intellectual property rights, and other business and technological support as needed to Shanghai Hexu and its subsidiaries. In exchange, Shanghai Hexu and its subsidiaries agree to pay service fees to Shanghai WFOE in an amount determined by Shanghai WFOE in its sole discretion and can be adjusted by Shanghai WFOE unilaterally. Without the prior written consent of Shanghai WFOE, Shanghai Hexu or its subsidiaries cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations, which remain effective whether or not the agreement is amended or terminated. The exclusive management services and business cooperation agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai Hexu or its subsidiaries terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai WFOE. The exclusive management services and business cooperation agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive management services and business cooperation agreement was deemed effective from November 2018.

Pursuant to the exclusive management services and business cooperation agreement entered into by and among Guangzhou Qixuan, Beijing Yiqi Information and Beijing Yiqi Information’s shareholders in March 2022, Guangzhou Qixuan was appointed as the exclusive technology and service provider to Beijing Yiqi Information and its subsidiaries of comprehensive corporate management consulting, intellectual property licensing, technical support and business support services, which are specified by Beijing Yiqi Information and its subsidiaries in accordance with scope of their business. The service fees shall be determined by Guangzhou Qixuan, if not violating the mandatory provisions of PRC laws, in accordance with the specific service content and service targets, as well as Beijing Yiqi Information and its subsidiaries’ income and customer volume in a specific period, and shall be the balance of general income deducting costs, taxes and other reserved fees stipulated by laws and regulations. In addition, Guangzhou Qixuan is the sole and exclusive provider of services under the exclusive management services and business cooperation agreement. Without the prior written consent of Guangzhou Qixuan, during the effective period of the exclusive management services and business cooperation agreement, Beijing Yiqi Information, its subsidiaries and its shareholders shall not directly and indirectly obtain the same or similar exclusive techniques and services as provided under the exclusive management services and business cooperation agreement from any third party, or establish any similar business cooperative relation with any third party with respect to the matters stipulated herein. Moreover, Guangzhou Qixuan has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or produced by performance of the exclusive management services and business cooperation agreement. Without Guangzhou Qixuan’s consent, Beijing Yiqi Information, its subsidiaries and its shareholders enjoy no rights other than those provided in the exclusive management services and business cooperation agreement. Further, Beijing Yiqi Information and its subsidiaries grants to Guangzhou Qixuan an irrevocable and exclusive purchase right, which allows Guangzhou Qixuan to purchase, subject to compliance with the PRC laws, at its discretion, any or all of the assets and business of Beijing Yiqi Information or its subsidiaries at the lowest price as permitted under PRC laws and regulations. The exclusive management services and business cooperation agreement shall remain in force during the business operation period of Guangzhou Qixuan and Beijing Yiqi Information unless otherwise terminated earlier by consensus of the all parties to the exclusive management services and business cooperation agreement. Guangzhou Qixuan has the sole discretion and right to terminate the exclusive management services and business cooperation agreement with written notice at any time. Without Guangzhou Qixuan’s written consent, Beijing Yiqi Information, its subsidiaries and its shareholders have no right to terminate the exclusive management services and business cooperation agreement.

In March 2022, Guangzhou Qixiang, Beijing Qili and Beijing Qili’s shareholders entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Biejing Yiqi Information as described above.

In March 2022, Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Beijing Yiqi Information as described above.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai WFOE, Shanghai Hexu and Shanghai Hexu’s shareholders, each of the shareholders of Shanghai Hexu has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of their equity interests in Shanghai Hexu and Shanghai Hexu has irrevocably granted Shanghai WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, each at a purchase price of RMB1.0 or equal to the lowest price permissible by the then-applicable PRC laws and regulations, at Shanghai WFOE’s sole and absolute discretion to the extent permitted by PRC law. If the purchase price is higher than RMB1.0, the shareholders of Shanghai Hexu shall promptly give all considerations they received from the exercise of the options to Shanghai WFOE or its designee(s). Shanghai Hexu and its shareholders covenant that, without Shanghai WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shanghai Hexu; (ii) transfer or otherwise dispose of their equity interests in Shanghai Hexu; (iii) amend Shanghai Hexu’s articles of association or change Shanghai Hexu’s registered capital; (iv) cause Shanghai Hexu to enter into or terminate any material contract to which Shanghai Hexu is a party, except in the ordinary course of business; (v) change the scope of business of Shanghai Hexu; (vi) allow Shanghai Hexu to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business; (vii) merge or consolidate Shanghai Hexu with any other entity or acquire or invest in any other entity; (viii) distribute any dividend; (ix) sell, transfer, mortgage or otherwise dispose of any of Shanghai Hexu’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations; or (x) terminate, liquidate or dissolve Shanghai Hexu. The exclusive call option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai Hexu or its shareholders terminate the exclusive call option agreement. The exclusive call option agreement was executed in May 2013, which was amended and restated in May 2020, and the amended and restated exclusive call option agreement was deemed effective from November 2018. The exclusive call option agreement was further amended and restated in September 2020 due to the change of Shanghai Hexu’s nominee shareholders.

Under the exclusive call option agreement entered into by and among Guangzhou Qixuan, Beijing Yiqi Information and Beijing Yiqi Information’s shareholders in March 2022, Guangzhou Qixuan has the exclusive, unconditional and irrevocable right to require the shareholders of the Beijing Yiqi Information, upon occurrence of the following situations and subject to the requirements by Guangzhou Qixuan, to transfer any or all of the equity interest in Beijing Yiqi Information held by the shareholders to it and/or a third party designated by it for free or considerations equivalent to the minimum purchase price permitted under the PRC laws and regulations: (1) Guangzhou Qixuan or the third party designated by it is permitted to hold any or all of the equity interest in Beijing Yiqi Information under the PRC laws; or (2) subject to the PRC laws, any situation as Guangzhou Qixuan thinks is appropriate or necessary. The shareholders of Beijing Yiqi Information agree that they will return to Beijing Yiqi Information, Guangzhou Qixuan or its designated party any consideration received, in the event that Guangzhou Qixuan exercises the option under the exclusive call option agreement to acquire such equity interest. In addition, shareholders of Beijing Yiqi Information undertake that, subject to the PRC laws and regulations and after taxes required by PRC laws and regulations have been paid, before their transferring the equity interest in Beijing Yiqi Information to Guangzhou Qixuan, they shall deliver the dividends, bonus, or any other property distributed from Beijing Yiqi Information to Guangzhou Qixuan or any third party designated by Guangzhou Qixuan as soon as possible and within three (3) days after receipt of such dividends, bonus or any other property. Beijing Yiqi Information and its shareholders covenant that, without Guangzhou Qixuan’s prior written consent, among other things, they shall not (i) transfer any equity interest in Beijing Yiqi Information to any third party, or create any pledge, mortgage, guarantee, or any other right in the benefit of any third party in the equity interest in Beijing Yiqi Information held by them, except the pledge provided in the equity pledge agreement by and among Guangzhou Qixuan, Beijing Yiqi Information and Beijing Yiqi Information’s shareholders, (ii) supplement, change or amend the articles of association and bylaws of Beijing Yiqi Information in any manner, or increase or reduce registered capital or change structure of registered capital of Beijing Yiqi Information in any other manner, (iii) enter into any material contract or change the scope of business of Beijing Yiqi Information, (iv) terminate any material contract to which Beijing Yiqi Information is a party or entered into any agreement that affect the Beijing Yiqi Information’s financial status and asset value; (v) create, succeed, warrant or allow any debt except the account payable occurred in ordinary course, provided however, such account payable shall not be created by loan from any other person, (vi) announce or pay any dividend to the shareholders, (vii) sell, transfer, license or dispose in any manner any asset of Beijing Yiqi Information, or allow the encumbrance hereon of any asset of Beijing Yiqi Information, unless Beijing Yiqi Information is able to prove that the such sale, transfer, license, deposition or encumbrance is necessary for its business in ordinary course and the transaction amount of one single transaction shall not higher than RMB100,000. In the event that during the term of the exclusive call option agreement Beijing Yiqi Information liquidates or dissolves, subject to the PRC laws and regulations, Beijing Yiqi Information and its shareholders shall designate person recommended by Guangzhou Qixuan to constitute the liquidation group and manage the asset of the Beijing Yiqi Information. Further Beijing Yiqi Information and its shareholders covenant that they shall appoint persons designated by Guangzhou Qixuan as directors, supervisors and/or senior management of Beijing Yiqi Information, and/or remove the incumbent directors, supervisors and/or senior management of Beijing Yiqi Information at Guangzhou Qixuan’s request and complete all relevant filing procedures.

In March 2022, Guangzhou Qixiang, Beijing Qili and Beijing Qili’s shareholders entered into an exclusive call option agreement, which includes terms substantially similar to the exclusive call option agreement relating to Beijing Yiqi Information as described above.

In March 2022, Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders entered into an exclusive call option agreement, which includes terms substantially similar to the exclusive call option agreement relating to Beijing Yiqi Information as described above.

Consent Letters. Pursuant to the consent letters executed by each of Shanghai Hexu’s shareholders and its spouse on various dates, each signing shareholder and its spouse unconditionally and irrevocably agreed that the equity interest in Shanghai Hexu held by and registered in the name of such shareholder be disposed of in accordance with the proxy agreement and powers of attorney, the equity interest pledge agreement, the exclusive management services and business cooperation agreement, and the exclusive call option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of its spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Shanghai Hexu held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Shanghai Hexu held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Pursuant to consent letters executed by the spouse of each Beijing Yiqi Information’s shareholder in March 2022, the spouse of each Beijing Yiqi Information’s shareholder confirms that she is aware of and consents to the execution of the exclusive management services and business cooperation agreement, the exclusive call option agreement, the powers of attorney and the equity pledge agreement (collectively, the “Transaction Documents”) by her spouse, and agrees the disposal of the equity interests in Beijing Yiqi Information in accordance with the Transaction Documents. Spouses covenant that they will not take any action at any time to hinder the disposal arrangement of such equity interest, including but not limited to claiming that the said equity interest belongs to her joint property with her spouse, and confirm that their spouses may further amend or terminate the Transaction Documents without the need for authorization or consent by them and they will execute all documents and take all actions necessary to ensure that the Transaction Documents (as amended from time to time) are properly performed. In addition, the spouse of each Beijing Yiqi Information’s shareholder undertakes to unconditionally and irrevocably waive any rights or interests in the equity and corresponding assets of Beijing Yiqi Information that may be granted to her, she will be bound by Transaction Documents as amended from time to time if she has obtained any equity interests, directly or indirectly, in Beijing Yiqi Information for whatever reasons.

The spouse of each Beijing Qili’s shareholder respectively executed a consent letter in March 2022, as applicable, which includes terms substantially similar to the consent letters relating to Beijing Yiqi Information as described above.

The spouse of each Beijing Yiqi Development’s shareholder respectively executed a consent letter in March 2022, as applicable, which includes terms substantially similar to the consent letters relating to Beijing Yiqi Information as described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report:

•	the ownership structures of the VIEs and our WFOEs in China currently are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key

Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of December 31, 2021 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	21.5	1—5
Others	35.5	2.0—5.2
Total	57.0

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools on a cumulative basis. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer a personalized self-directed learning product that complement students’ in-school learning with a higher level of personalization. Historically, we generated the vast majority of our revenues from our online K-12 tutoring services, which accounted for 88.5%, 94.1% and 97.4% of our total net revenues in 2019, 2020 and 2021, respectively. However, in order to comply with the latest PRC regulations, pursuant which prohibit providing tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services in December 2021.

Under our “in-school + after-school” integrated model, we leverage our profound insights into student academic performance in school to design our personalized self-directed learning product. In addition, our significant presence in K-12 schools across China allows us to align our self-directed learning product with local curriculum and assessment objectives. Powered by our integrated model and technology, we have over 300,000 paid subscriptions to this product since we launched this product in December 2021. We also offer other educational services, which primarily include membership-based premium educational content offerings.

Our net revenues increased by 218.6% from RMB406.2 million in 2019 to RMB1,294.4 million in 2020, and further increased by 68.8 % to RMB2,184.5 million (US$342.8 million) in 2021. We generated a net loss of RMB963.8 million, RMB1,339.9 million and RMB1,441.9 million (US$226.3 million) in 2019, 2020 and 2021, respectively.

General Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. Our results of operations are also subject to changes in the regulatory landscape affecting China’s education industry, particularly uncertainties relating to both in-school and after-school educational services. For example, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details. As a result, we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to recent regulatory developments to maintain our continued operations. We may become subject to fines or other penalties or be required to terminate certain operations, and we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.”

In addition, the PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See the risk factors presented under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” with the captions “Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding smart in-school classroom solutions, which may materially and adversely affect our business, financial condition and results of operations,” “We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to execute new business strategies

We launched our new teaching and learning SaaS offerings and personalized self-directed learning products after the implementation of the Alleviating Burden Opinion in July 2021. Our results of operations are significantly affected by the success of these new business strategies. To successfully execute these new strategies, we need to develop and improve the corresponding products and services and address our customers’ needs in a timely manner. Our ability to market our teaching and learning SaaS offerings will not only depend on our ability to develop functions and systems that are closely aligned with China’s digital transformation of its public schools, but also on our ability to establish strong nationwide sales and services teams. The success of our personalized self-directed learning products will depend on our ability to efficiently combine our insights into the academic profiles of students of different background and our accumulated content library into a well-designed integral package that helps students effectively achieve their learning goals, as well as to attract students to subscribe to it in a cost-efficient way.

Our ability to attract students to subscribe our paid study product

Historically, our net revenues primarily consisted of course fees we charged for our online K-12 tutoring services, which was primarily driven by the increase in our paid course enrollments. Our paid course enrollments increased by 178.0% from 726 thousand in 2019 to 2,018 thousand in 2020, and decreased by 4.1% to 1,936 thousand in 2021. However, in compliance with the latest PRC regulations, pursuant to which tutoring services related to academic subject to students from kindergarten through last year of senior high school are prohibited, we ceased offering the K-12 Academic AST Services by the end of December 2021. We are exploring alternative strategic opportunities that can effectively leverage the resources and knowhow accumulated by offering online K-12 tutoring services in the past. We have also begun to offer personalized, self-directed learning product to Chinese students in response to the changes in the regulatory environment and market demands. We will continue to enhance our products and promotional activities to attract students to subscribe our personalized self-directed learning products in a cost-effective way.

Our ability to manage our operational efficiency

Our operating margins depend on our ability to control our costs and realize additional operation leverage as we continue to operate. Our business changes may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our further development, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional content development staff as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing areas. We will continue to implement additional systems and measures in order to effectively manage and support our business. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

Sales and marketing expenses have been a major component of our operating expenses. Salaries and welfare of our sales and marketing personnel, including those related to both our in-school and after-school operations, has also been one of the largest items of our sales and marketing expenses as our sales and marketing team expanded. To further lower or maintain our sales and marketing expenses as a percentage of our net revenues, we will continue to improve our efficiency and capitalize on our brand value and recognition of the high quality and effectiveness of our service and product offerings.

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. The increases in such expenses are in line with our continuous efforts to enhance the quality and breadth of our in-school and after-school educational products and services, particularly including the initial expenses in talent recruitment needed to lay the foundation in terms of technological and content development capacity to support our growth in product subscriptions. Our research and development expenses also decreased as a percentage of our net revenues from 2020 to 2021 as our operational scale expanded as well as we enhanced our cost control capabilities. We will continue to optimize our content and enhance our technologies to attract new students and schools and improve our operating efficiency.

Impact of COVID-19 Pandemic

In addition, the COVID-19 pandemic has also broadly affected China’s education industry. Due to the public health concerns and the need for higher efficiency from relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for smart in-school classroom solutions and online after school educational services in China since the outbreak of COVID-19. However, COVID-19 has had, and may continue to have, a negative impact on the Chinese and world’s economy in general and our operations in particular. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak” and “—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Key Components of Results of Operations

Net revenues

In 2019, 2020 and 2021, we derived the vast majority of our net revenues from the course fees that we charge for our large-class after-school tutoring courses. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Online K-12 tutoring services	359,568	88.5	1,218,564	94.1	2,128,610	334,025	97.4
Other educational services	46,677	11.5	75,807	5.9	55,910	8,774	2.6
Total	406,245	100.0	1,294,371	100.0	2,184,520	342,799	100.0

Our online K-12 tutoring services contributed 88.5%, 94.1% and 97.4%, respectively, of our total revenues in 2019, 2020 and 2021. However, in compliance with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services by the end of December 2021. This has materially and adversely affected and will materially and adversely affect our financial condition and results of operations in 2022 and subsequent periods. The descriptions of our K-12 courses tutoring courses cover the periods through the end of our latest fiscal year ended December 31, 2021.

Historically, we generally collected course fees in advance, which we initially recorded as deferred revenues. We recognized revenues proportionally as the classes are delivered. The majority of our courses were typically delivered within a period of four months or less. For most of our courses, we continued to provide students 36 months access to the recorded courses after the online live courses have been delivered. The related revenue for playback was recognized proportionally over the playback period. The playback revenue represented a relatively small portion of the total course fees.

Net revenues from other educational services in 2019, 2020 and 2021 consisted primarily of the subscription fees we charged for our membership-based premium educational content, with subscription periods ranging from 15 days to one year. We have determined that the membership-based premium educational content subscription services represent a performance obligation. We collect the content subscription fee in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period as we concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

In September 2021, as part of our business transformation, we started to offer our teaching and learning SaaS offerings to regional education authorities, which contributed an insignificant amount of other services revenue for the year ended December 31, 2021.

Cost of revenues

Our cost of revenues primarily consists of compensation costs, teaching material costs, and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future due to our continuous cost optimization.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Compensation costs	108,579	26.7	327,590	25.3	608,903	95,550	27.9
Teaching material costs	23,985	5.9	67,656	5.2	84,575	13,272	3.9
Others	40,912	10.1	100,425	7.8	184,758	28,992	8.4
Total	173,476	42.7	495,671	38.3	878,236	137,814	40.2

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for our instructors and tutors.

Teaching material costs. Our teaching material costs primarily include costs of teaching materials provided to students of our paid courses and the logistics costs.

Others. Our other costs of revenues primarily include rental costs for our office space, costs for the bandwidth required for our livestreaming courses, depreciation of the properties and equipment, and administrative costs for our course offerings.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and impairment for property and equipment, right-of-use assets and rental deposits. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	583,818	143.7	1,097,932	84.9	1,412,873	221,711	64.7
Research and development expenses	491,266	120.9	614,770	47.5	800,163	125,563	36.6
General and administrative expenses	157,793	38.8	420,114	32.4	445,440	69,899	20.4
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	—	—	121,294	19,034	5.6
Total	1,232,877	303.4	2,132,816	164.8	2,779,770	436,207	127.3

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) promotional course expenses, including teaching materials and promotional items provided to students of promotional courses, logistics expenses and service fees for promotional course teaching staff, (ii) salaries, benefits and commission for sales and marketing personnel of our in-school and after-school operations, and (iii) other expenses associated with our sales marketing activities, including rental, depreciation and amortization and other general expenses. We expect our sales and marketing expenses to decrease substantially in absolute amounts in the foreseeable future due to regulatory requirements and continuous cost optimization.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Promotional course expenses	240,612	59.2	487,499	37.7	697,470	109,448	31.9
Salaries and welfare	209,158	51.5	258,881	20.0	432,201	67,822	19.8
Other expenses	134,048	33.0	351,552	27.2	283,202	44,441	13.0
Total	583,818	143.7	1,097,932	84.9	1,412,873	221,711	64.7

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to decrease in absolute amounts in the foreseeable future primarily due to continued cost optimization. The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	375,812	92.5	480,536	37.1	639,214	100,307	29.3
Other expenses	115,454	28.4	134,234	10.4	160,949	25,256	7.3
Total	491,266	120.9	614,770	47.5	800,163	125,563	36.6

General and administrative expenses. Our general and administrative expenses consist primarily of (i) salaries and welfare for our general and administrative personnel and (ii) other general and administrative expenses, including rental and depreciation expenses. We expect our general and administrative expenses to decrease in absolute amounts in the future as we continuously improve our organizational efficiency.

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	123,689	30.4	347,090	26.8	259,272	40,685	11.9
Other expenses	34,104	8.4	73,024	5.6	186,168	29,214	8.5
Total	157,793	38.8	420,114	32.4	445,440	69,899	20.4

Taxation

Cayman Islands

We and one of our subsidiaries, 17 Technology Limited, are exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, we are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

British Virgin Islands

Our subsidiaries, 17 Education World Limited, 17 Education Products Limited and 17 Inspire Limited, are incorporated in the British Virgin Islands and are not subject to income tax.

Hong Kong

Our subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited, are located in Hong Kong and are subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu Information Technology Co., Ltd and Beijing Yiqi Education & Technology Co., Ltd. qualified as High and New Technology Enterprises, or HNTEs, in 2019 and 2021 respectively, which reduced their enterprise income tax rate to 15%. Their current HNTE statuses are set to expire in 2021 and 2023 respectively.

Our educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with PRC tax rules.

Dividends paid by our wholly foreign-owned subsidiaries in China mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Online K-12 tutoring services	359,568	88.5	1,218,564	94.1	2,128,610	334,025	97.4
Other educational services	46,677	11.5	75,807	5.9	55,910	8,774	2.6
Total net revenues	406,245	100.0	1,294,371	100.0	2,184,520	342,799	100.0
Cost of revenues(1)	(173,476)	(42.7)	(495,671)	(38.3)	(878,236)	(137,814)	(40.2)
Gross profit	232,769	57.3	798,700	61.7	1,306,284	204,985	59.8
Operating expenses(1)
Sales and marketing expenses	(583,818)	(143.7)	(1,097,932)	(84.9)	(1,412,873)	(221,711)	(64.7)
Research and development expenses	(491,266)	(120.9)	(614,770)	(47.5)	(800,163)	(125,563)	(36.6)
General and administrative expenses	(157,793)	(38.8)	(420,114)	(32.4)	(445,440)	(69,899)	(20.4)
Impairment for property and equipment, right of use assets and rental deposits	—	—	—	—	(121,294)	(19,034)	(5.6)
Total operating expenses	(1,232,877)	(303.4)	(2,132,816)	(164.8)	(2,779,770)	(436,207)	(127.3)
Loss from operations	(1,000,108)	(246.1)	(1,334,116)	(103.1)	(1,473,486)	(231,222)	(67.5)
Interest income	23,834	5.9	8,422	0.7	24,573	3,856	1.2
Interest expense	(485)	(0.1)	(2,925)	(0.2)	—	—	—
Foreign currency exchange gain (loss)	12,907	3.2	(15,557)	(1.2)	2,326	365	0.1
Other income, net	102	0.0	4,268	0.3	4,674	733	0.2
Loss before provision for income tax	(963,750)	(237.1)	(1,339,908)	(103.5)	(1,441,913)	(226,268)	(66.0)
Income tax expenses	—	—	—	—	—	—	—
Net loss	(963,750)	(237.1)	(1,339,908)	(103.5)	(1,441,913)	(226,268)	(66.0)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	8,737	2.2	35,077	2.7	25,776	4,045	1.2
Research and development expenses	22,508	5.5	68,688	5.3	60,002	9,416	2.7
General and administrative expenses	61,845	15.2	252,273	19.5	109,436	17,173	5.0
Total	93,090	22.9	356,038	27.5	195,214	30,634	8.9

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues increased from RMB1,294.4 million in 2020 to RMB2,184.5 million (US$342.8 million) in 2021, representing a year-over-year increase of 68.8%. This increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB1,218.6 million in 2020 to RMB2,128.6 million (US$334.0 million) in 2021, representing a year-over-year increase of 74.7%.

•	Other educational services. Net revenues from our other educational services decreased from RMB75.8 million in 2020 to RMB55.9 million (US$8.8 million) in 2021.

Cost of revenues

Our cost of revenues increased from RMB495.7 million in 2020 to RMB878.2 million (US$137.8 million) in 2021. This increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs as the Company provided services to more students, which was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period.

•

Compensation costs. Our compensation costs increased from RMB327.6 million in 2020 to RMB608.9 million (US$95.6 million) in 2021, generally in line with the growth in our revenue from online K-12 tutoring services prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for workforce adjustment to the instructors and tutors after the implementation of the Alleviating Burden Opinion.

•

Teaching material costs. Our teaching material costs increased from RMB67.7 million in 2020 to RMB84.6 million (US$13.3 million) in 2021, generally in line with the growth in our revenue from online K-12 tutoring services prior to the implementation of the Alleviating Burden Opinion.

•

Other costs. Our other costs of revenues increased from RMB100.4 million in 2020 to RMB184.8 million (US$29.0 million) in 2021, primarily due to increased rental and administrative costs associated with the growth of our after-school tutoring services prior to the implementation of the Alleviating Burden Opinion.

Gross profit

As a result of the foregoing, our gross profit increased from RMB798.7 million in 2020 to RMB1,306.3 million (US$205.0 million) in 2021. The increase was primarily driven by the increase in net revenues. Our gross margin decreased from 61.7% in 2020 to 59.8 % in 2021 due to the impact from the Alleviating Burden Opinion and corresponding severance costs associated with workforce adjustments.

Operating expenses

Our total operating expenses increased from RMB2,132.8 million in 2020 to RMB2,779.8 million (US$436.2 million) in 2021, including RMB195.2 million (US$30.6 million) of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB1,097.9 million in 2020 to RMB1,412.9 million (US$221.7 million) in 2021, including RMB25.8 million (US$4.0 million) of share-based compensation expenses. This increase was mainly driven by an increase in promotional course expenses as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s online K-12 tutoring services, primarily during the period prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the sales and marketing personnel after the implementation of the Alleviating Burden Opinion.

•

Promotional course expenses. Promotional course expenses increased from RMB487.5 million in 2020 to RMB697.5 million (US$109.4 million) in 2021, primarily due to expenses related to enhanced promotional efforts for our after-school tutoring services prior to the implementation of the Alleviating Burden Opinion.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB258.9 million in 2020 to RMB432.2 million (US$67.8 million) in 2021, primarily due to the increase in the number of our sales and marketing staff members prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the sales and marketing personnel after the implementation of the Alleviating Burden Opinion.

•

Other expenses. Other sales and marketing expenses decreased from RMB351.6 million in 2020 to RMB283.2 million (US$44.4 million) in 2021, primarily due to the decrease in advertising expenditures as the result of the changes in regulatory environment.

Research and development expenses. Our research and development expenses increase from RMB614.8  million in 2020 to RMB800.2 million (US$125.6 million) in 2021, primarily due to an increase in salaries and welfare for research and development personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the research and development personnel after the implementation of the Alleviating Burden Opinion.

•

Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB480.5 million in 2020 to RMB639.2 million (US$100.3 million) in 2021. The increase was primarily due to an increase in salaries and welfare for research and development personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the research and development personnel after the implementation of the Alleviating Burden Opinion.

•

Other expenses. Other research and development expenses increased from RMB134.2 million in 2020 to RMB160.9 million (US$25.3 million) in 2021, primarily due to the increased rental expenses and various expenses for content development activities prior to the implementation of the Alleviating Burden Opinion.

General and administrative expenses. Our general and administrative expenses increased from RMB420.1 million in 2020 to RMB445.4 million (US$69.9 million) in 2021, including RMB109.4 million (US$17.2 million) of share-based compensation expenses.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB347.1 million in 2020 to RMB259.3 million (US$40.7 million) in 2021, primarily due to the impact of the share-based compensation expenses. The share-based compensation expenses allocated to general and administrative expenses decreased from RMB252.3 million in 2020 to RMB109.4 million (US$17.2 million) in 2021, primarily due to the share-based compensation expenses of RMB140.7 million related to the restricted share units granted to our founder under the 2020 Plan in 2020 as well as the incremental costs as a result of the modification to options in March 2020. The decrease of share-based compensation expense was partially offset by the increase in salaries and welfare for general and administrative personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the general and administrative personnel after the implementation of the Alleviating Burden Opinion.

•

Other expenses. Other general and administrative expenses increased from RMB73.0 million in 2020 to RMB186.2 million (US$29.2 million) in 2021 due to an increase in rental expenses and professional service expenses mainly prior to the implementation of the Alleviating Burden Opinion.

Impairment for property and equipment, right-of-use assets and rental deposits. Our impairment for property and equipment, right-of-use assets and rental deposits in 2021 was RMB121.3 million (US$19.0 million), compared with nil in 2020. As a result of the changes in regulatory environment, the Company performed impairment assessments on its long-term assets and recognized impairment losses in 2021, which were primarily associated with the leasehold improvements of selected office spaces, early termination of rental contracts and abandoned electronic equipment while we exited the online K-12 tutoring services.

Loss from operations

Our loss from operations increased from RMB1,334.1 million in 2020 to RMB1,473.5 million (US$231.2 million) in 2021. Loss from operations as a percentage of net revenues in 2021 was negative 67.5%, narrowing from negative 103.1% in 2020. The improvement was due to improvement in overall operational efficiency.

Interest income

Our interest income increased from RMB8.4 million in 2020 to RMB24.6 million (US$3.9 million) in 2021, primarily due to a higher average excess cash balance of the year due to the IPO proceeds we received in December 2020.

Net loss

As a result of the foregoing, our net loss increased from RMB1,339.9 million in 2020 to RMB1,441.9 million (US$226.3 million) in 2021.

Year ended December 31, 2020 compared to year ended December 31, 2019

In 2020, the outbreak of COVID-19 impacted China and the rest of the world. The COVID-19 pandemic had a mixed impact on our Company’s operations in 2020. On the one hand, the COVID-19 pandemic resulted in schools closures across China, which created acute demand for digital technologies to enable schools to teach children online and accelerated the usage of K-12 smart in-school classroom solutions. At the same time, the school closures also led to increased demand for online after-school tutoring services and exposed many more families to the benefits of these offerings. While it is too early to say with certainty, we believe there is a possibility that this heightened exposure to online after-school tutoring will have a medium to long-term impact on consumer behavior and will bring forward the multi-year adoption curve of such offerings. On the other hand, the COVID-19 pandemic made it more difficult for our sales and service team to provide their typical customer service, negatively impacting our offline promotional efforts for our smart in-school classroom solution. It had also caused temporary closure of some of our offices.

Net revenues

Our net revenues increased from RMB406.2 million in 2019 to RMB1,294.4 million in 2020. This increase was primarily driven by the significant increase in net revenues from our online K-12 tutoring services.

•

Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB359.6 million in 2019 to RMB1,218.6 million in 2020. This increase was primarily driven by an increase in paid course enrollments and an increase in the median level of our course fees. The increase in paid course enrollments contributed RMB725.6 million of the incremental increase in net revenues from online K-12 tutoring services between 2019 and 2020. Our paid course enrollments increased by 178.0% from 726 thousand in 2019 to 2,018 thousand in 2020. The year-over-year increase in the median level of course fees for our courses from 2019 to 2020 was 34%, without taking into account the relative volume of any differently priced courses.

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

•

Other educational services. Net revenues from our other educational services increased from RMB46.7 million in 2019 to RMB75.8 million in 2020. This increase was primarily driven by the growth in subscriptions of our membership-based premium educational content.

Cost of revenues

Our cost of revenues increased from RMB173.5 million in 2019 to RMB495.7 million in 2020. This increase was primarily due to the increases in compensation costs for instructors and tutors and teaching material costs, which are largely in line with the growth in our net revenues from online K-12 tutoring services as we provided services to more students.

•

Compensation costs. Our compensation costs increased from RMB108.6 million in 2019 to RMB327.6 million in 2020, generally in line with the growth in our revenue from online K-12 tutoring services. The increase was primarily due to the increases in the numbers of instructors and tutors. The number of instructors increased from 206 as of December 31, 2019 to 340 as of December 31, 2020. The number of tutors increased from 1,866 as of December 31, 2019 to 3,402 as of December 31, 2020.

•

Teaching material costs. Our teaching material costs increased from RMB24.0 million in 2019 to RMB67.7 million in 2020, primarily due to the increase in paid course enrollments of our after-school tutoring courses.

•

Other costs. Our other costs of revenues increased from RMB40.9 million in 2019 to RMB100.4 million in 2020, primarily due to increased rental and administrative costs associated with the growth of our after-school tutoring services.

The COVID-19 pandemic caused temporary closure of some of our offices from late January to early May 2020, leading to our adoption of alternative methods for online course delivery that resulted in different user experience for students during the period. However, we did not experience any material negative impact on our cost of revenues in 2020 as a direct result of the COVID-19 pandemic. Because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB20.9 million in cost of revenues in 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar relief in the future.

Gross profit

As a result of the foregoing, our gross profit increased from RMB232.8 million in 2019 to RMB798.7 million in 2020. Our gross margin increased from 57.3% in 2019 to 61.7% in 2020 due to the growth of our business operations scale and improvement in operational leverage.

Operating expenses

Our total operating expenses increased from RMB1,232.9 million in 2019 to RMB2,132.8 million in 2020.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB583.8 million in 2019 to RMB1,097.9 million in 2020. This increase was mainly driven by the increase in promotional course expenses as we enhanced our sales and marketing efforts to propel the growth of our after-school tutoring services. COVID-19 temporarily caused our sales and service team to be unable to provide face-to-face customer service to our teacher users, negatively impacting our offline promotional efforts for our smart in-school classroom solution.

However, such challenges did not directly result in any material changes in our sales and marketing expenses in 2020.

•

Promotional course expenses. Promotional course expenses increased from RMB240.6 million in 2019 to RMB487.5 million in 2020, primarily due to the increased service fees for promotional course teaching staff to support the enhanced promotional efforts for our after-school tutoring services.

•

Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB209.2 million in 2019 to RMB258.9 million in 2020, primarily due to an increase in the number of our sales and marketing staff members from 850 as of December 31, 2019 to 1,448 as of December 31, 2020.

•

Other expenses. Other sales and marketing expenses increased from RMB134.0 million in 2019 to RMB351.6 million in 2020, primarily due to the increase in marketing and promotion expense, rental and other miscellaneous expenses to support our enhanced sales and marketing efforts.

Research and development expenses. Our research and development expenses increased from RMB491.3 million in 2019 to RMB614.8 million in 2020, primarily due to the increase in salaries and welfare for our research and development personnel.

•

Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB375.8 million in 2019 to RMB480.5 million in 2020, primarily due to an increase in share-based compensation related to an incremental cost of RMB50.7 million incurred as a result of the modification to options in March 2020, and an increase in the total number of our technology and content development staff members from 704 as of December 31, 2019 to 1,026 as of December 31, 2020.

•

Other expenses. Other research and development expenses increased from RMB115.5 million in 2019 to RMB134.2 million in 2020, primarily due to increases in various expenses for content development activities in line with the growth of our business.

General and administrative expenses. Our general and administrative expenses increased from RMB157.8 million in 2019 to RMB420.1 million in 2020. This increase was primarily attributable to the increase in salaries and welfare for general and administrative personnel.

•

Salaries and welfare. Salaries and welfare for our general and administrative personnel increased from RMB123.7 million in 2019 to RMB347.1 million in 2020, primarily due to an increase of the number of our general and administrative staff members from 157 as of December 31, 2019 to 320 as of December 31, 2020. In addition, the share-based compensation expenses allocated to general and administrative expenses increased from RMB61.8 million in 2019 to RMB252.3 million in 2020, which was primarily due to the share-based compensation expenses of RMB140.7 million related to the restricted share units granted to our founder under the 2020 Plan as well as the incremental costs as a result of the modification to options in March 2020.

•

Other expenses. Other general and administrative expenses increased from RMB34.1 million in 2019 to RMB73.0 million in 2020 due to the growth of our business operations scale and our professional service expenses.

The COVID-19 pandemic caused temporary closure of some of our offices from late January to early May 2020. Our operations continued digitally and online during the period, while we experienced temporary losses of work efficiency. The temporary closure of some of our offices did not have any material negative impact on our operating expenses in 2020. In addition, because of the COVID-19 related relief provided by the Chinese government on our obligations of social security contributions, we received exemptions and reductions on making certain social security contributions to the government starting from February 2020, and therefore enjoyed a saving of RMB68.3 million in operating expenses in 2020. However, such relief is temporary in nature, and we may not be able to enjoy similar reliefs in the future.

Loss from operations

Our loss from operations increased from RMB1,000.1 million in 2019 to RMB1,334.1 million in 2020.

Interest income

Our interest income decreased from RMB23.8 million in 2019 to RMB8.4 million in 2020, primarily due to our lower average excess cash balance of the year.

Net loss

As a result of the foregoing, our net loss increased from RMB963.8 million in 2019 to RMB1,339.9 million in 2020.

Non-GAAP Financial Measures

Gross Billings of Online K-12 Tutoring Services

Gross billings of online K-12 tutoring services is a non-GAAP financial measure. We define gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. We generally bill students for the entire course fee at the time of sale of our courses and recognize revenue proportionally as the classes are delivered over a period typically lasting four months or less. We also offer students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. We consider gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of our after-school tutoring services in general.

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

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings of online K-12 tutoring services to net revenues of our online K-12 tutoring services for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues of online K-12 tutoring services	359,568	1,218,564	2,128,610	334,025
Add: VAT and surcharges	21,574	73,114	125,788	19,739
Add: ending deferred revenue related to online K-12 tutoring services	218,919	564,911	—	—
Add: ending refund liability related to online K-12 tutoring services	5,907	22,869	—	—
Less: beginning deferred revenue related to online K-12 tutoring services	57,155	218,919	564,911	88,647
Less: beginning refund liability related to online K-12 tutoring services	2,088	5,907	22,869	3,589
Gross billings of online K-12 tutoring services (non-GAAP)	546,725	1,654,632	1,666,618	261,528

As a result of the change of our business models under the latest regulatory environment, a number of operating information and non-GAAP metrics we provided previously are no longer relevant and will not be provided for future periods.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

The following table sets forth a selected of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(631,288)	(522,988)	(1,506,692)	(236,433)
Net cash used in investing activities	(28,594)	(89,504)	(117,603)	(18,455)
Net cash generated from financing activities	84,449	2,797,421	952	149
Effect of exchange rate changes	(11,709)	(38,499)	(30,891)	(4,846)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(587,142)	2,146,430	(1,654,234)	(259,585)
Cash, cash equivalents and restricted cash at the beginning of the year	1,275,844	688,702	2,835,132	444,894
Cash, cash equivalents and restricted cash at the end of the year	688,702	2,835,132	1,180,898	185,309

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2019, 2020 and 2021, our cash, cash equivalents and restricted cash were RMB688.7 million, RMB2,835.1 million and RMB1,180.9 million (US$185.3 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2019, 2020 and 2021, our prepaid expenses and other current assets were RMB66.3 million, RMB211.4 million and RMB161.8 million (US$25.4 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid service fees, receivables from third-party payment platforms and prepaid rental expenses.

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

As of December 31, 2021, 47.3% and 52.7% of our cash and cash equivalents were held in China mainland and Hong Kong, respectively, of which 47.0% were denominated in Renminbi and 53.0% were denominated in U.S. dollars. As of December 31, 2021, 20.3% of cash and cash equivalents were held by the VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2021. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Organizational Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities in 2021 was RMB1,506.7 million (US$236.4 million). The difference between net cash used in operating activities and net loss of RMB1,441.9 million (US$226.3 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB195.2 million, impairment for property and equipment, right-of-use assets and rental deposits of RMB121.3 million and noncash lease expenses of RMB100.8 million, and an increase in working capital mainly resulted from a decrease of RMB354.4 million in deferred revenue and customer advances, a decrease of RMB127.4 million in accrued expenses and other current liabilities and a decrease of RMB40.3 million in operating lease liabilities.

Net cash used in operating activities in 2020 was RMB523.0 million. The difference between net cash used in operating activities and net loss of RMB1,339.9 million in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB356.0 million and noncash lease expenses of RMB63.0 million, and a decrease in working capital mainly resulted from an increase of RMB354.1 million in deferred revenue due to our rapid business expansion, an increase of RMB213.4 million in accrued expenses and other current liabilities and an increase of RMB123.1 million in operating lease liabilities, partially offset by an increase of RMB184.5 in operating lease right-of-use assets attributable to additional leased properties to support our business expansion and an increase of RMB145.1 million in prepaid expenses and other current assets.

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

Investing activities

Net cash used in investing activities in 2021 was RMB117.6 million (US$18.5 million), primarily due to purchase of property and equipment of RMB129.4 million (US$20.3 million), partially offset by proceeds from disposal of property and equipment of RMB11.8 million (US$1.8 million).

Net cash used in investing activities in 2020 was RMB89.5 million, primarily due to RMB89.5 million used in purchase of property and equipment.

Net cash used in investing activities in 2019 was RMB28.6 million, primarily due to RMB48.6 million used in purchase of property and equipment, partially offset by RMB20.0 million in proceeds from maturity of short-term investments.

Financing activities

Net cash generated from financing activities in 2021 was RMB1.0 million (US$0.1 million), primarily attributable to proceeds received from exercise of share options of RMB10.5 million (US$1.6 million), partially offset by payment for the IPO issuance cost of RMB9.6 million (US$1.5 million).

Net cash generated from financing activities in 2020 was RMB2,797.4 million, primarily attributable to RMB2,051.7 million in proceeds from our initial public offering and from exercising the over-allotment option by the underwriters, RMB849.5 million in proceeds from the issuance of our Series F convertible redeemable preferred shares, partially offset by RMB85.0 million for repayment of bank loan.

Net cash generated from financing activities in 2019 was RMB84.4 million, primarily attributable to RMB85.0 million in proceeds from short-term borrowings.

Material Cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period mainly include capital expenditures and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment related to our educational services. Our capital expenditures were RMB48.6 million, RMB89.5 million and RMB129.4 million (US$20.3 million) in 2019, 2020 and 2021, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2021:

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	164,085	75,134	81,775	7,176	—

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices, excluding short-term leases.

We intend to fund our existing and future material cash requirements with our existing cash balance and cash flow from operating activities. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

17 Education & Technology Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare financial statements in accordance with GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Impairment of long-lived assets

In accordance with ASC 360-10-35, we assess the potential impairment of long-lived assets, which include property and equipment and operating lease right-of-use assets (subsequent to the adoption of ASC 842, Leases) when events or changes in circumstances indicate that the carrying value may not be recoverable. We periodically evaluate whether events and circumstances have occurred that indicate possible impairment based on our judgements. Impairment indicators are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as industry and market conditions, historic or anticipated declines in revenue or operating profit, frequency of use and anticipated changes in laws. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets.

For the year ended December 31, 2021, we recorded impairment loss of RMB91.0 million for property and equipment and RMB13.6 million for right-of-use lease assets due to the early termination of selected lease office spaces and the disposal of our leasehold improvements and electronic equipment while we exited the online K-12 tutoring services.

Revenue Recognition

We recognize revenue when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. Refund liabilities represent the customer advances collected by us which are expected to refund back to our customers as a result of our refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business. The actual amount of refund may differ from our estimates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	43	Founder, Chairman and Chief Executive Officer
Qin Wen	37	Director and Chief Operating Officer
Kuanghao Zhang	34	Senior Vice President
Michael Chao Du	36	Director and Chief Financial Officer
Tuck Lye Koh	50	Director
Jiawei Gan	52	Independent Director
Bing Yuan	53	Independent Director
Minghui Wu	40	Independent Director

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

Mr. Qin Wen has worked as our chief operating officer since February 2019, in which capacity he oversees our in-school business. Mr. Wen has also served as our director since December 2020. Prior to that, Mr. Wen worked at our company in several positions, including vice president of in-school solution, from May 2017 to February 2019. From 2010 to 2017, Mr. Wen worked in several positions at Meituan (HKEX: 3690), including as general manager of the retailing business unit and chief financial officer of the in-store dining business group, general manager of the in-store visits business unit, senior director of product operations department, director of sales operations department and city manager of Xi’an. Mr. Wen received his bachelor’s degree in financial management from Xi’an Jiaotong University in 2007.

Mr. Kuanghao Zhang has worked as our senior vice president since August 2018, in which capacity he oversees our after-school business. Prior to joining us, Mr. Zhang worked in several positions at TAL Education Group (NYSE: TAL), specifically in its www.xueersi.com online education services business unit from 2011 to 2018 and its offline Xueersi Peiyou small class and Mobby business unit from 2008 to 2011. The key functions Mr. Zhang was in charge of at www.xueersi.com included instructor training, learning and internet product design and R&D, user experience and research, project management, online traffic acquisition, courseware development and question bank production. His key role at TAL Education Group’s offline operations included Xueersi Peiyou small class’s head of primary school content development team and head of Mobby’s primary school operation. Mr. Zhang received his bachelor’s degree in mathematics and applied mathematics from Liaocheng University in 2008.

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

Mr. Bing Yuan has served as our independent director since December 2020. Mr. Yuan is a co-founder and the managing partner of Rockets Capital. Founded in 2022, Rockets Capital is a China-based private equity firm focused on venture and growth stage investments in Smart EV industry value chain, clean energy and frontier technology areas. Prior to co-founding Rockets Capital, Mr. Yuan served as the chief operating officer of Hony Capital, and a member of Hony Capital’s executive committee, responsible for its equity investment operations. Mr. Yuan joined Hony Capital in April 2009 and has served as a managing director of private equity department since January 2010, and as head of private equity department since July 2012. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the special situation group of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the investment banking division of Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a vice president with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focusing on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan assisted numerous prominent Chinese state-owned enterprises and private sector companies in completing their initial public offerings, corporate finance and merger & acquisition transactions. Mr. Yuan also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990 and received his master’s degree in international relations in June 1993 and his Juris Doctor degree in June 1998 from Yale University.

Mr. Minghui Wu has served as our independent director since December 2021. Mr. Wu is chairman and CEO of MiningLamp Technology Co Ltd. (“Mining Lamp”), a leading artificial intelligence (“AI”) and data analytics company he founded in 2014 that helps public service organizations and businesses with digital transformation. Prior to founding MiningLamp, Mr. Wu founded Miaozhen Systems in 2006, a platform for internet user behavior and marketing analytics, and served as its chairman until it was acquired by Mining Lamp in 2019. Mr. Wu is also a joint creator of the HAO AI theoretical framework. Mr. Wu has 20 years of experience in software engineering and research, and holds more than 130 patents in China and internationally. Mr. Wu received a B.S. degree in fundamental mathematics and a M.S. degree in computer software and theory from Peking University. Mr. Wu is currently a PhD candidate at the School of Software & Microelectronics at Peking University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of RMB33.1 million (US$5.2 million) in cash to our executive officers and our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of March 31, 2022, options to purchase 12,082,628 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 2,671,699 unvested restricted shares are outstanding, and 4,779,477 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan.

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

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of March 31, 2022, options to purchase 5,092,998 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 6,130,334 unvested restricted shares are outstanding, and 4,126,232 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan.

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

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which was subsequently amended on March 8, 2022, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. We refer to this plan, as amended, as the 2020 Plan in this annual report. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company. As of March 31, 2022, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 42,381,965 ordinary shares. As of March 31, 2022, options to purchase 21,995,833 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 15,215,501 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan.

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

As of March 31, 2022, our employees other than directors and executive officers as a group held options to purchase 34,971,459 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive 3,199,999 ordinary shares subject to the applicable vesting schedules of unvested restricted shares.

The following table summarizes, as of March 31, 2022, the number of unvested restricted shares that we granted to our directors and executive officers.

Name	Unvested Restricted Shares	Date of Grant	Date of Expiration
Andy Chang Liu	—	—	—
Qin Wen	*	May 4, 2017 December 1, 2018 October 10, 2020	May 4, 2027 December 1, 2028 October 10, 2030
Kuanghao Zhang	*	August 6, 2018 December 1, 2018 October 10, 2020	August 6, 2028 December 1, 2028 October 10, 2030
Michael Chao Du	*	February 17, 2020 October 10, 2020	February 17, 2030 October 10, 2030
Tuck Lye Koh	—	—	—
Jiawei Gan	—	—	—
Bing Yuan	—	—	—
Minghui Wu	—	—	—
Total	5,575,034	—	—

Note:

*	Less than 1% of our total ordinary shares as of March 31, 2022.

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

Audit Committee. Our audit committee consists of Bing Yuan, Jiawei Gan and Minghui Wu. Bing Yuan is the chairperson of our audit committee. We have determined that each of Bing Yuan, Jiawei Gan and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bing Yuan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bing Yuan, Jiawei Gan and Minghui Wu. Jiawei Gan is the chairperson of our compensation committee. We have determined that each of Bing Yuan, Jiawei Gan and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bing Yuan, Jiawei Gan and Minghui Wu. Minghui Wu is the chairperson of our nominating and corporate governance committee. We have determined that Bing Yuan, Jiawei Gan and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

D	Employees

We had a total of 1,459 employees as of December 31, 2021. As of December 31, 2021, substantially all of our employees were based in China mainland. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2021:

Function	Number of Employees
Instructors	270
Content development	101
Technology	475
Operation	112
Sales and marketing	319
General and administrative	182
Total	1,459

We enter into standard labor contracts with our full-time employees with non-compete and confidentiality provisions. In addition to salaries and benefits, we generally provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing staff members.

As of December 31, 2021, we had 3,201 dedicated and full-time tutors outsourced by a third-party service provider. We engaged the third-party service provider through service outsourcing agreements to help us recruit, train and manage tutors at our request and settle monthly payment of fees to tutors. The tutors entered into employment or service contracts with the third-party service provider and were not our employees.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 452,137,839 Class A ordinary shares and 58,453,168 Class B ordinary shares issued and outstanding as of March 31, 2022.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Andy Chang Liu(1)	—	58,453,168	58,453,168	11.4	79.5
Qin Wen(2)	5,389,001	—	5,389,001	1.1	0.2
Kuanghao Zhang	*	—	*	*	*
Michael Chao Du	*	—	*	*	*
Tuck Lye Koh(3)	50,430,461	—	50,430,461	9.9	2.3
Jiawei Gan	*	—	*	*	*
Bing Yuan	—	—	—	—	—
Minghui Wu	—	—	—	—	—
All Directors and Executive Officers as a Group	59,710,401	58,453,168	118,163,569	23.1	82.2
Principal Shareholders:
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	11.4	79.5
H Capital Entities(4)	57,973,086	—	57,973,086	11.4	2.6
Shunwei Capital Entities(3)	50,430,461	—	50,430,461	9.9	2.3
CL Lion Investment III Limited(5)	45,798,690	—	45,798,690	9.0	2.1
Esta Investment Pte. Ltd.(6)	44,100,592	—	44,100,592	8.6	2.0
Walden Investments Entities(7)	35,592,848	—	35,592,848	7.0	1.6

Notes:

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Mr. Tuck Lye Koh is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of Jiawei Gan is 28/F, Building B, Ping An International Financial Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Bing Yuan is 6th Floor, South Tower C, Raycom InfoTech Park, No. 2 Kexueyuan South Road,

Haidian District, Beijing, People’s Republic of China. The business address of Mr. Minghui Wu is No.1, District 1, Lize Zhongyuan, Chaoyang District, Beijing, China.
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

(1)

Represents 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vistra Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. have been pledged as collateral for a secured loan.

(2)	Represents 5,177,667 Class A ordinary shares held by and 211,334 Class A ordinary shares Mr. Qin Wen has the right to acquire upon exercise of share options within 60 days after March 31, 2022.
(3)

Represents (i) 44,124,496 Class A ordinary shares held by Shunwei Ventures II Limited, a British Virgin Islands limited liability company, and (ii) 6,305,965 Class A ordinary shares held by Shunwei Growth III Limited, a British Virgin Islands limited liability company. Shunwei Ventures II Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P. Shunwei Capital Partners GP Limited is the general partner of Shunwei Capital Partners GP, L.P. The shareholders of Shunwei Capital Partners GP Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P. whose general partner is Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. The shareholders of Shunwei Growth III Limited are Grand Energy Ventures Limited, a British Virgin Islands company wholly owned by Mr. Jun Lei, and Silver Unicorn Ventures Limited, a British Virgin Islands company wholly owned by Mr. Tuck Lye Koh. The address of the principal business office for both Shunwei Ventures II Limited and Shunwei Growth III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents (i) 22,308,979 Class A ordinary shares held by H Capital I, L.P., (ii) 13,552,176 Class A ordinary shares held by H Capital II, L.P., (iii) 12,611,931 Class A ordinary shares held by H Capital IV, L.P., and (iv) 9,500,000 Class A ordinary shares represented by 950,000ADSs, held by H Capital V, L.P. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by H Capital I, L.P., H Capital I GP, L.P., H Capital I GP, Ltd., H Capital II, L.P., H Capital II GP, L.P., H Capital II GP, Ltd., H Capital IV, L.P., H Capital IV GP, L.P., H Capital IV GP, Ltd., H Capital V, L.P., H Capital V GP, L.P. and H Capital V GP, Ltd. and Xiaohong Chen with SEC on February 16, 2021. H Capital I, L.P., H Capital II, L.P., H Capital IV, L.P. and H Capital V, L.P., or H Capital Entities, were incorporated in Cayman Islands. H Capital I, L.P. is controlled by H Capital I GP, L.P., which is controlled by H Capital I GP, Ltd. H Capital II, L.P. is controlled by H Capital II GP, L.P., which is controlled by H Capital II GP, Ltd. H Capital IV, L.P. is controlled by H Capital IV GP, L.P., which is controlled by H Capital IV GP, Ltd. H Capital V, L.P. is controlled by H Capital V GP, L.P., which is controlled by H Capital V GP, Ltd. Xiaohong Chen is the controller of H Capital I GP, Ltd., H Capital II GP, Ltd., H Capital IV GP, Ltd. and H Capital V GP, Ltd. The business address of H Capital Entities is Floor 4, Willow, House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

(5)

Represents 45,798,690 Class A ordinary shares held by CL Lion Investment III Limited, a British Virgin Islands company. CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. beneficially own 86.3% and 13.7% of the equity interests of CL Lion Investment III Limited, respectively. The general partner of CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. is Citron PE Associates II, L.P., of which the general partner is Citron PE Funds II Limited, a company wholly owned by CITICPE Holdings Limited. The largest shareholder of CITICPE Holdings Limited is CLSA Global Investments Management Limited, which beneficially owns 35% of the equity interest of CITICPE Holdings Limited. CLSA Global Investments Management Limited is wholly owned by CLSA, B.V., which is wholly owned by CITIC Securities International Company Limited. CITIC Securities International Company Limited is wholly owned by CITIC Securities Company Limited. The registered address of CL Lion Investment III Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)

Represents 44,100,592 Class A ordinary shares held by Esta Investments Pte. Ltd., a Singapore private company. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A jointly filed by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd. with SEC on February 14, 2022. Esta Investments Pte. Ltd. is wholly owned by Tembusu Capital Pte. Ltd., which is wholly owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited is wholly owned by the Minister of Finance in Singapore. The business address of Esta Investments Pte. Ltd. is 60B Orchard Road, #06-18, the Atrium@Orchard, Singapore 238891.

(7)

Represents (i) 25,550,628 Class A ordinary shares (including 25,550,625 Class A ordinary shares in the form of ADSs) held by Walden Investments Group Limited, a British Virgin Islands limited liability company, (ii) 10,000,000 Class A ordinary shares represented by 1,000,000 ADSs, held by Success Tycoon Limited, a British Virgin Islands limited liability company, and (iii) 42,220 Class A ordinary shares represented by 4,222 ADSs, held by Sunwei Chen. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A jointly filed by Sunwei Chen, Walden Investments Group Limited, Jasmine City Limited and Success Tycoon Limited with SEC on February 8, 2022. Walden Investments Group Limited is wholly owned by Jasmine City Limited, a company wholly owned by Sunwei Chen. Success Tycoon Limited is a company wholly-owned by Sunwei Chen. The business address of Sunwei Chen is c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Walden Investments Group Limited is 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Jasmine City Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Success Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of March 31, 2022, 260,575,847 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIEs

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Transactions with Our Shareholders and Related Entities

Transactions with Fluency Holding Ltd. Fluency Holding Ltd. is an entity wholly owned by Mr. Andy Chang Liu, our founder, chairman and chief executive officer. In 2015, we entered into a loan agreement with Fluency Holding Ltd., pursuant to which Fluency Holding Ltd. borrowed US$1.5 million from us in connection with personal affairs. The loan is unsecured and non-interest bearing. In 2017, we repurchased 792,522 ordinary shares held by Fluency Holding Ltd. for a consideration of US$1.1 million, to partially settle the loan of US$1.5 million. In September 2020, we repurchased 115,324 ordinary shares held by Fluency Holding Ltd. to settle the loan. As of December 31, 2019, 2020 and 2021, we had amounts due from Fluency Holding Ltd. of RMB2.6 million, nil and nil, respectively.

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

ITEM 8.FINANCIAL INFORMATION

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For the potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties, which may be expensive to defend and may disrupt our business and operations.”

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

The ADSs have been listed on Nasdaq since December 4, 2020. On November 17, 2021, we changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to ten Class A ordinary shares. The ADSs trade under the symbol “YQ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS represent ten Class A ordinary shares (or a right to receive ten Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS also represents ownership of any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs is administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees

●    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

●    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Up to US$5 per 100 ADSs (or portion of 100 ADSs)
● Any cash distribution to ADS holders	Up to US$0.05 per ADS
● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
● Depositary services	Up to US$0.05 per ADS per calendar year
● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) ● Converting foreign currency to U.S. dollars	Expenses of the depositary
● As necessary	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes

Service	Fees
● As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2021.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from December 3, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we had used RMB1,654.2 million (US$259.6 million) of the net proceeds received, which consisted of research and development and the promotional activities of our after-school tutoring business, and investment into our new teaching and learning SaaS offering and self-learning products. In view of our new business strategies, we no longer intend to use the remainder of the proceeds from our initial public offering to improve the operation of our after-school tutoring services and smart in-school classroom solution. Instead, we intend to use the remainder of the proceeds from our initial public offering to invest in our teaching and learning SaaS offering operations, including the dedicated sales and services teams related thereto, and improvement and promotion of our new self-directed learning products, and for working capital and general corporate purposes.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report by our independent registered public accounting firm. As an emerging growth company, our management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

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

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers, employees and consultants. We have posted a copy of our code of business conduct and ethics on our website at https://ir.17zuoye.com/corporate-information/corporate-governance.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees(1)	12,674	6,620
Tax fees(2)	781	198

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

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of American depositary shares) over the following 12 months. The share repurchase program was publicly announced on November 2, 2021. As of December 31, 2021, we had not repurchased any ordinary shares under the share repurchase program.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

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

Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2020 and 2021. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADS—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

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

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

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

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.6

English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.7

English translation of the Equity Interest Pledge Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.8

English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai WFOE, Shanghai Hexu and certain subsidiaries of Shanghai Hexu dated May 13, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.9

English translation of the Exclusive Call Option Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.10

English translation of executed form of the Consent Letter granted by each shareholder of Shanghai Hexu and its spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.11*	English translation of the Powers of Attorney by each shareholder of Beijing Qili dated March 4, 2022

4.12*	English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022

4.13*	English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022

4.14*	English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022

4.15*

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form

4.16*	English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Information dated March 21, 2022

4.17*	English translation of the Equity Interest Pledge Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022

4.18*

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022

4.19*	English translation of the Exclusive Option Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022

Exhibit Number	Description of Document

4.20*

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Information, as currently in effect, and a schedule of all executed Consent Letters adopting the same form

4.21*	English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated March 4, 2022

4.22*	English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022

4.23*

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022

4.24*	English translation of the Exclusive Option Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022

4.25*

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Development, as currently in effect, and a schedule of all executed Consent Letters adopting the same form

4.26

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 1, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.27

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description of Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

17 Education & Technology Group Inc.
By:	/s/ Andy Chang Liu
Name:	Andy Chang Liu
Title:	Chairman and Chief Executive Officer

Date: April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

April 27, 2022

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	2,834,962	1,180,898	185,309
Restricted cash	170	—	—
Prepaid expenses and other current assets	211,448	161,826	25,394
Total current assets	3,046,580	1,342,724	210,703
Non-current assets
Property and equipment, net	105,223	69,811	10,955
Right-of-use assets	200,157	153,963	24,160
Other non-current assets	37,782	13,923	2,185
TOTAL ASSETS	3,389,742	1,580,421	248,003

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB213,481 and RMB93,115 as of December 31, 2020 and 2021, respectively)	539,787	392,293	61,559
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB571,827 and RMB239,267 as of December 31, 2020 and 2021, respectively)	596,307	243,878	38,270
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB46,835 and RMB29,113 as of December 31, 2020 and 2021, respectively)	69,409	46,885	7,357
Total current liabilities	1,205,503	683,056	107,186
Non-current liabilities
Deferred revenue and customer advances, non-current (including deferred revenue and customer advances, non-current of the consolidated VIEs without recourse to the Group of RMB1,982 and nil as of December 31, 2020 and 2021, respectively)	1,982	—	—
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB56,427 and RMB57,906 as of December 31, 2020 and 2021, respectively)	118,107	100,329	15,744
TOTAL LIABILITIES	1,325,592	783,385	122,930

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 13)

SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2020 and 2021; 421,729,902 and 449,578,517 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	275	293	46
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2020 and 2021; 58,453,168 shares issued and outstanding as of December 31, 2020 and 2021)	38	38	6
Additional paid-in capital	10,653,403	10,859,107	1,704,031
Accumulated other comprehensive income	49,614	18,691	2,933
Accumulated deficit	(8,639,180)	(10,081,093)	(1,581,943)
TOTAL SHAREHOLDERS' EQUITY	2,064,150	797,036	125,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,389,742	1,580,421	248,003

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	406,245	1,294,371	2,184,520	342,799
Cost of revenues	(173,476)	(495,671)	(878,236)	(137,814)
Gross profit	232,769	798,700	1,306,284	204,985
Operating expenses:
Sales and marketing expenses	(583,818)	(1,097,932)	(1,412,873)	(221,711)
Research and development expenses	(491,266)	(614,770)	(800,163)	(125,563)
General and administrative expenses	(157,793)	(420,114)	(445,440)	(69,899)
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	(121,294)	(19,034)
Total operating expenses	(1,232,877)	(2,132,816)	(2,779,770)	(436,207)
Loss from operations	(1,000,108)	(1,334,116)	(1,473,486)	(231,222)
Interest income	23,834	8,422	24,573	3,856
Interest expense	(485)	(2,925)	—	—
Foreign currency exchange gain (loss)	12,907	(15,557)	2,326	365
Other income, net	102	4,268	4,674	733
Loss before provision for income tax	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Income tax expenses	—	—	—	—
Net loss	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Accretion of convertible redeemable preferred shares	(600,535)	(2,837,991)	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(1,564,285)	(4,177,899)	(1,441,913)	(226,268)
Net loss per ordinary share
Basic and diluted	(27.25)	(44.68)	(2.92)	(0.46)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	57,410,827	93,503,437	494,055,703	494,055,703

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(11,972)	(38,602)	(30,923)	(4,852)
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(975,722)	(1,378,510)	(1,472,836)	(231,120)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Series A convertible preferred shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' (deficit) equity
Balance as of January 1, 2019 in RMB	51,989,548	33	—	—	—	—	54,256	—	100,188	(3,130,691)	(2,976,214)
Net loss	—	—	—	—	—	—	—	—	—	(963,750)	(963,750)
Share-based compensation	—	—	—	—	—	—	—	93,090	—	—	93,090
Shares issuance in relation to share-based compensation	5,874,510	4	—	—	—	—	—	—	—	—	4
Repurchase and cancellation of vested options	—	—	—	—	—	—	—	(551)	—	—	(551)
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(92,539)	—	(507,996)	(600,535)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(11,972)	—	(11,972)
Balance as of December 31, 2019 in RMB	57,864,058	37	—	—	—	—	54,256	—	88,216	(4,602,437)	(4,459,928)
Net loss	—	—	—	—	—	—	—	—	—	(1,339,908)	(1,339,908)
Share-based compensation	—	—	—	—	—	—	—	356,038	—	—	356,038
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(141,156)	—	(2,696,835)	(2,837,991)
Repurchase and cancellation of ordinary share for settlement of amount due from a related party and others	(115,324)	—	—	—	—	—	—	(2,831)	—	—	(2,831)
Repurchase and cancellation of vested options	—	—	—	—	—	—	—	(528)	—	—	(528)
Exercise of stock options	20,135,999	14	242,999	—	—	—	—	181	—	—	195
Issuance of ordinary shares upon the initial public offering ("IPO") and exercising the over- allotment option by the underwriters (net of issuance cost of RMB28,153)	—	—	78,775,000	51	—	—	—	2,023,542	—	—	2,023,593
Conversion of convertible preferred shares upon the IPO	—	—	314,807,446	206	3,305,651	2	(54,256)	8,417,146	—	—	8,363,098
Re-designation of ordinary shares into Class A and Class B ordinary shares upon the IPO	(77,884,733)	(51)	27,867,521	18	50,017,212	33	—	—	—	—	—
Shares issuance in relation to warrant exercised	—	—	36,936	—	—	—	—	1,014	—	—	1,014
Shares issuance in connection with vesting of restricted shares units (Note 8)	—	—	—	—	5,130,305	3	—	(3)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(38,602)	—	(38,602)
Balance as of December 31, 2020 in RMB	—	—	421,729,902	275	58,453,168	38	—	10,653,403	49,614	(8,639,180)	2,064,150
Net loss	—	—	—	—	—	—	—	—	—	(1,441,913)	(1,441,913)
Share-based compensation	—	—	—	—	—	—	—	195,214	—	—	195,214
Exercise of stock options	—	—	27,848,615	18	—	—	—	10,490	—	—	10,508
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(30,923)	—	(30,923)
Balance as of December 31, 2021 in RMB	—	—	449,578,517	293	58,453,168	38	—	10,859,107	18,691	(10,081,093)	797,036
Balance as of December 31, 2021 in USD	—	—	449,578,517	46	58,453,168	6	—	1,704,031	2,933	(1,581,943)	125,073

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Adjustments to reconcile net loss to net cash generated from operating activities
Depreciation of property and equipment	22,675	39,700	64,756	10,162
Share-based compensation	93,090	356,038	195,214	30,633
Foreign currency remeasurement gain	(291)	(38)	(32)	(5)
Noncash lease expenses	41,814	62,997	100,828	15,822
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	121,294	19,034
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(28,176)	(145,137)	31,628	4,963
Operating lease right-of-use assets	(63,829)	(184,517)	(68,269)	(10,713)
Other non-current assets	(4,164)	(2,760)	11,946	1,875
Accrued expenses and other current liabilities	82,691	213,439	(127,431)	(19,997)
Deferred revenue and customer advances	168,288	354,116	(354,411)	(55,615)
Operating lease liabilities	20,364	123,082	(40,302)	(6,324)
Net cash used in operating activities	(631,288)	(522,988)	(1,506,692)	(236,433)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of short-term investments	20,000	—	—	—
Purchase of property and equipment	(48,594)	(89,504)	(129,356)	(20,299)
Proceeds from disposal of property and equipment	—	—	11,753	1,844
Net cash used in investing activities	(28,594)	(89,504)	(117,603)	(18,455)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	—	2,051,695	—	—
Payment of the IPO issuance cost	—	(18,469)	(9,556)	(1,500)
Repurchase and cancellation of vested options	(551)	(528)	—	—
Proceeds from exercise of share options	—	195	10,508	1,649
Proceeds from the issuance of Series F convertible redeemable preferred shares	—	849,528	—	—
Proceeds from short-term borrowings	85,000	—	—	—
Repayment of short-term borrowings	—	(85,000)	—	—
Net cash generated from financing activities	84,449	2,797,421	952	149
Effect of exchange rate changes	(11,709)	(38,499)	(30,891)	(4,846)
Net (decrease) increase in cash and cash equivalents and restricted cash	(587,142)	2,146,430	(1,654,234)	(259,585)
Cash, cash equivalents and restricted cash at beginning of the year	1,275,844	688,702	2,835,132	444,894
Cash, cash equivalents and restricted cash at end of the year	688,702	2,835,132	1,180,898	185,309
Supplemental schedule of cash flow information
Interest paid	95	3,031	—	—
Non-cash activities
Right-of-use assets obtained in exchange for operating lease obligations	56,448	169,725	99,667	15,640
Reduction of right-of-use assets and operating lease liabilities due to early termination of lease contract	—	—	157,379	24,696
Payables for purchase of property and equipment	4,096	13,024	10,229	1,605
Payable related to the IPO issuance cost	—	9,684	—	—
Settlement of amount due from a related party through repurchase of ordinary shares	—	2,559	—	—
Exercise of warrant	—	1,014	—	—
Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	653,859	2,834,962	1,180,898	185,309
Restricted cash	34,843	170	—	—
Total cash, cash equivalents and restricted cash	688,702	2,835,132	1,180,898	185,309

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

17 Education & Technology Group Inc. (the "Company"), was incorporated under the laws of the Cayman Islands on October 30, 2012. The Company, its subsidiaries, the consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") are primarily engaged in providing education and education technology services in the People's Republic of China ("PRC").

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”), which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education (“Academic AST Institutions”), and the existing Academic AST Institutions shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing must be rectified.

In September 2021, the Chinese Ministry of Education ("MOE")  published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities and provide tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees.

In order to comply with the latest PRC regulations, the Group ceased offering the tutoring services related to academic subjects to students from kindergarten through the last year of senior high school ("online K-12 tutoring services") by the end of December 2021, which contributed 88.5%, 94.1% and 97.4% of total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. The Group also had taken actions to restructure its business and operations, including the early termination of certain leased office spaces, disposal of certain leasehold improvements and electronic equipment.

Following the implementation of the Alleviating Burden Opinion, the Group transformed its business, and started to offer the teaching and learning Software-as-a-Service (“SaaS”) solutions and services from September 2021, and a new after-school personalized self-directed learning product from December 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

As of December 31, 2021, the Company's major subsidiaries and VIEs were as follows:

Name(1)	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Shanghai Yiqi Zuoye Information Technology Co., Ltd. ("Shanghai WFOE")	April 23, 2013	PRC	100%	Education technology services
Beijing Yiqi Education & Technology Co., Ltd. ("Beijing Yiqi Education")	July 26, 2019	PRC	100%	Education technology services
Guangzhou Qixiang Technology Co., Ltd. ("Guangzhou Qixiang")	December 21, 2021	PRC	100%	Education technology services
Guangzhou Qixuan Education & Technology Co., Ltd. ("Guangzhou Qixuan")	December 1, 2021	PRC	100%	Education technology services
Beijing Yiqi Hangfan Technology Co., Ltd. ("Beijing Yiqi Hangfan")	December 29, 2021	PRC	100%	Education technology services
VIEs:
Shanghai Hexu Information Technology Co., Ltd. ("Shanghai Hexu")	December 03, 2012	PRC	100%	Education technology services
Beijing Qili Technology Co., Ltd. ("Beijing Qili")	October 19, 2021	PRC	100%	Education technology services
Beijing Yiqi Education Information Consultation Co., Ltd. ("Beijing Yiqi Information ")	February 15, 2019	PRC	100%	Education technology services
Beijing Yiqi Education Technology Development Co., Ltd. ("Beijing Yiqi Development")	April 19, 2021	PRC	100%	Education technology services

(1)	The English names are for identification purpose only.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, valuation allowance for deferred tax assets, valuation of share-based compensation, and impairment of long-lived assets. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services, publication services and other restricted businesses, the Company operates substantially all of its business through the VIEs. The Company through its wholly owned subsidiaries located in the PRC ("WFOEs") entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2021, the VIEs included Shanghai Hexu, Beijing Qili, Beijing Yiqi Information and Beijing Yiqi Development.

Shanghai Hexu is the VIE that is material to the Group's business and operations since its establishment. The following is a summary of contractual agreements entered into by and among Shanghai WFOE, Shanghai Hexu and its respective shareholders.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai Hexu and the shareholders of Shanghai Hexu, Shanghai WFOE has the exclusive right to provide or designate any third party to provide, among other things, technical support and consultation services, client relationship building up services, perfection of management structure and strategic consultation services to Shanghai Hexu and its subsidiaries. In exchange, Shanghai Hexu and its subsidiaries pay service fees to Shanghai WFOE at an amount determined by Shanghai WFOE in its sole discretion and can be adjusted by Shanghai WFOE unilaterally. Without the prior written consents of Shanghai WFOE, Shanghai Hexu is prohibited from engaging any third party to provide any services contemplated by this agreement and can neither dispose any important asset in any way nor change the equity structure on itself. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days' prior written notice.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Shanghai WFOE, Shanghai Hexu and its shareholders, Shanghai Hexu's shareholders pledged all of their equity of Shanghai Hexu to Shanghai WFOE as security for performance of the obligations of Shanghai Hexu and its shareholders and their spouses, as applicable, under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney and consent letters. If any of the specified events of default occurs, Shanghai WFOE can exercise the right as pledgee to enforce the pledge by, among other ways, auction or sale of the pledged equity interests. The equity interest pledge agreement will remain in effect until the earlier of  (i) the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and consent letters, (ii) the exercise of right of pledge by Shanghai WFOE pursuant to the terms and conditions of the equity interest pledge agreement, or (iii) that the shareholders of Shanghai Hexu transfer all the equity held in Shanghai Hexu to Shanghai WFOE or its designee(s) pursuant to the exclusive call option agreement.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement among Shanghai WFOE, Shanghai Hexu and its shareholders, each of the shareholders of Shanghai Hexu irrevocably granted Shanghai WFOE a right to purchase or designated third party to purchase equity interests in Shanghai Hexu at a purchase price of RMB0.001 thousand or equal to the lowest price permissible by the PRC laws and regulations. If the purchase price is higher than RMB0.001 thousand, the shareholders of Shanghai Hexu shall promptly give all considerations they received from the exercise of the options to Shanghai WFOE or their designee(s). Shanghai Hexu and its shareholders covenanted that, without Shanghai WFOE's prior written consents, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Shanghai Hexu; (ii) create any pledge or any other third party's right on their equity interests in Shanghai Hexu; (iii) change Shanghai Hexu's registered capital or merge Shanghai Hexu with other entities; (iv) dispose or force the management to dispose any material assets of Shanghai Hexu, except for the disposal of the assets that are treated as necessary for Shanghai Hexu's daily business operations; (v) cause Shanghai Hexu to terminate or force the management to terminate any material contracts to which Shanghai Hexu is a party; (vi) appoint or replace any director, supervisor or management of Shanghai Hexu; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve Shanghai Hexu; (ix) amend Shanghai Hexu's articles of association; (x) allow Shanghai Hexu to incur any debts, or any other form of liabilities other than the liabilities incurred for usual course of business operation; (xi) lend funds or provide guarantee to third party in any form. The agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by Shanghai WFOE in its sole discretion with 10 days’ prior written notice. Under no circumstances can Shanghai Hexu or its shareholders terminate the exclusive call option agreement.

Proxy Agreement and Powers of Attorney

Pursuant to the proxy agreement and powers of attorney executed by Shanghai Hexu's shareholders, each of them irrevocably authorized Shanghai WFOE to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in Shanghai Hexu or its subsidiaries, including but not limited to proposing to convene or attend shareholder meeting, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to sell or transfer of all the equity interest held in part or in whole). The agreement will remain effective within the operating period of Shanghai Hexu, unless otherwise unilaterally terminated by Shanghai WFOE in its sole discretion.

Consent Letters

Pursuant to the consent letters executed by each shareholder of Shanghai Hexu and its spouse, each signing shareholder and its spouse have confirmed and agreed to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and the equity interest pledge agreement described above by the applicable shareholders. They further undertook not to hinder the disposal of the equity and not to make any assertions in connection with the equity of Shanghai Hexu held by the applicable shareholders, and confirm that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouses. The spouse of each applicable shareholder agrees and undertakes that if she obtain any equity of Shanghai Hexu held by the applicable shareholder for any reasons, she would be bound by the transaction documents described above.

During the year ended December 31, 2021, to expand the Group's business operations, the Company set up three wholly owned subsidiaries, Guangzhou Qixiang, Guangzhou Qixuan and Beijing Yiqi Hangfan (collectively "2021 WFOEs"), in the PRC and further entered into a series of contractual agreements with Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development (collectively "2021 VIEs") and their respective shareholders, respectively, in which the terms included are substantially similar. Through these contractual agreements, the 2021 WFOEs gained control over the 2021 VIEs.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following is a summary of the contractual agreements entered into by and among 2021 WFOEs, 2021 VIEs and their respective shareholders.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement entered into by and among 2021 WFOEs, 2021 VIEs and their shareholders, 2021 WFOEs were appointed as the exclusive technology and service providers to 2021 VIEs and their subsidiaries of comprehensive corporate management consulting, intellectual property licensing, technical support and business support services, which are specified by 2021 VIEs and their subsidiaries in accordance with scope of their business. The service fees shall be determined by 2021 WFOEs, if not violating the mandatory provisions of PRC laws, in accordance with the specific service content and service targets, as well as 2021 VIEs and their subsidiaries’ income and customer volume in a specific period, and shall be the balance of general income deducting costs, taxes and other reserved fees stipulated by laws and regulations. In addition, 2021 WFOEs are the sole and exclusive providers of services under the exclusive management services and business cooperation agreement. Without the prior written consent of 2021 WFOEs, during the effective period of the exclusive management services and business cooperation agreement, 2021 VIEs, their subsidiaries and their shareholders shall not directly and indirectly obtain the same or similar exclusive techniques and services as provided under the exclusive management services and business cooperation agreement from any third party, or establish any similar business cooperative relation with any third party with respect to the matters stipulated herein. Moreover, 2021 WFOEs have the exclusive proprietary rights to and interests in any and all intellectual property rights developed or produced by performance of the exclusive management services and business cooperation agreement. Without 2021 WFOEs’ consents, 2021 VIEs and their subsidiaries and their shareholders enjoy no rights other than those provided in the exclusive management services and business cooperation agreement. Further, 2021 VIEs and their subsidiaries grant to 2021 WFOEs an irrevocable and exclusive purchase right, which allows 2021 WFOEs to purchase, subject to compliance with the PRC laws, at their discretions, any or all of the assets and business of 2021 VIEs or their subsidiaries at the lowest price as permitted under PRC laws and regulations. The exclusive management services and business cooperation agreement shall remain in force during the business operation period of 2021 WFOEs and 2021 VIEs unless otherwise terminated earlier by consensus of the all parties to the exclusive management services and business cooperation agreement. 2021 WFOEs have the sole discretion and right to terminate the exclusive management services and business cooperation agreement with written notice at any time. Without 2021 WFOEs’ written consents, 2021 VIEs, their subsidiaries and their shareholders have no right to terminate the exclusive management services and business cooperation agreement.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement entered into by and among 2021 WFOEs, 2021 VIEs and their shareholders, 2021 VIEs and their shareholders pledged all of their equity interests in 2021 VIEs to 2021 WFOEs as security for performance of the obligations of 2021 VIEs and their shareholders, as applicable, under the exclusive management services and business cooperation agreement, the exclusive call option agreement, the powers of attorney, and consent letters (collectively the “Master Agreements”). The pledge thereunder shall be effective from the date of registration of the pledge with competent governmental authorities to the date on which all the Master Agreements are completely performed, invalidated or terminated. In the term of pledge, if 2021 VIEs or their shareholders fail to perform any of their obligations under the equity interest pledge agreement or the Master Agreements, or in case of occurrence of other specified events, 2021 WFOEs shall have the right but not obligated to dispose the pledged equity interest in accordance with the provisions of the equity interest pledge agreement. 2021 VIEs and their shareholders undertake that, without the prior written consent of 2021 WFOEs, they will not transfer, or create or allow any encumbrance on the pledged equity interests.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Exclusive Call Option Agreement

Under the exclusive call option agreement entered into by and among 2021 WFOEs, 2021 VIEs and their shareholders, 2021 WFOEs have the exclusive, unconditional and irrevocable right to require the shareholders of 2021 VIEs, upon occurrence of the following situations and subject to the requirements by 2021 WFOEs, to transfer any or all of the equity interest in 2021 VIEs held by the shareholders to them and/or a third party designated by them for free or considerations equivalent to the minimum purchase price permitted under the PRC laws and regulations: (1) 2021 WFOEs or the third party designated by them are permitted to hold any or all of the equity interest in 2021 VIEs under the PRC laws; or (2) subject to the PRC laws, any situation as 2021 WFOEs think is appropriate or necessary. The shareholders of 2021 VIEs agree that they will return to 2021 VIEs, 2021 WFOEs or its designated party any consideration received, in the event that 2021 WFOEs exercises the option under the exclusive call option agreement to acquire such equity interest. In addition, shareholders of 2021 VIEs undertake that, subject to the PRC laws and regulations and after taxes required by PRC laws and regulations have been paid, before their transferring the equity interest in 2021 VIEs to 2021 WFOEs, they shall deliver the dividends, bonus, or any other property distributed from 2021 VIEs to 2021 WFOEs or any third party designated by 2021 WFOEs as soon as possible and within three (3) days after receipt of such dividends, bonus or any other property. 2021 VIEs and their shareholders covenant that, without 2021 WFOEs’ prior written consents, among other things, they shall not (i) transfer any equity interest in 2021 VIEs to any third party, or create any pledge, mortgage, guarantee, or any other right in the benefit of any third party in the equity interest in 2021 VIEs held by them, except the pledge provided in the equity pledge agreement by and among 2021 WFOEs, 2021 VIEs and their shareholders, (ii) supplement, change or amend the articles of association and bylaws of 2021 VIEs in any manner, or increase or reduce registered capital or change structure of registered capital of 2021 VIEs in any other manner, (iii) enter into any material contract or change the scope of business of 2021 VIEs, (iv) terminate any material contract to which 2021 VIEs are parties or entered into any agreement that affect 2021 VIEs’ financial status and asset value; (v) create, succeed, warrant or allow any debt except the account payable occurred in ordinary course, provided however, such account payable shall not be created by loan from any other person, (vi) announce or pay any dividend to the shareholders, (vii) sell, transfer, license or dispose in any manner any asset of 2021 VIEs, or allow the encumbrance hereon of any asset of 2021 VIEs, unless 2021 VIEs are able to prove that the such sale, transfer, license, deposition or encumbrance is necessary for their business in ordinary course and the transaction amount of one single transaction shall not higher than RMB100 thousand. In the event that during the term of the exclusive call option agreement 2021 VIEs’ liquidate or dissolve, subject to the PRC laws and regulations, 2021 VIEs and their shareholders shall designate person recommended by 2021 WFOEs to constitute the liquidation group and manage the asset of 2021 VIEs. Further 2021 VIEs and their shareholders covenant that they shall appoint persons designated by 2021 WFOEs as directors, supervisors and/or senior management of 2021 VIEs, and/or remove the incumbent directors, supervisors and/or senior management of 2021 VIEs at 2021 WFOEs’ request and complete all relevant filing procedures.

Proxy Agreement and Powers of Attorney

Pursuant to the respective powers of attorney executed by each of 2021 VIEs’ shareholders, each of 2021 VIEs’ shareholders irrevocably authorized 2021 WFOEs or their designee(s) to act on their respective behalf as proxy attorney and at such person’s own will, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in 2021 VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing relevant resolutions, nominating, voting and appointing on shareholder meetings, receiving dividends and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholders. The powers of attorneys shall remain valid for the duration of the exclusive management services and business cooperation agreement.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Consent Letters

Pursuant to consent letters executed by the spouse of each 2021 VIEs’ shareholder, the spouse of each 2021 VIEs’ shareholder confirms that she is aware of and consents to the execution of the exclusive management services and business cooperation agreement, the exclusive call option agreement, the powers of attorney and the equity pledge agreement (collectively, the “Transaction Documents”) by her spouse, and agrees the disposal of the equity interests in 2021 VIEs in accordance with the Transaction Documents. Spouses covenant that they will not take any action at any time to hinder the disposal arrangement of such equity interest, including but not limited to claiming that the said equity interest belongs to her joint property with her spouse, and confirm that their spouses may further amend or terminate the Transaction Documents without the need for authorization or consent by them and they will execute all documents and take all actions necessary to ensure that the Transaction Documents (as amended from time to time) are properly performed. In addition, the spouse of each 2021 VIEs’ shareholder undertakes to unconditionally and irrevocably waive any rights or interests in the equity and corresponding assets of 2021 VIEs that may be granted to her, she will be bound by Transaction Documents as amended from time to time if she has obtained any equity interests, directly or indirectly, in 2021 VIEs for whatever reasons.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with the VIEs and VIE's shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

The VIEs and VIEs' shareholders may have or develop interests that conflict with the Group's interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs and VIE's shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group's use of financing sources or otherwise restrict the VIEs or the Group's ability to conduct business.

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

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

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2020 and 2021, the VIEs and VIEs' subsidiaries accounted for an aggregate of 24% and 31% of the Group's consolidated total assets, respectively, and 67% and 54% of the Group's consolidated total liabilities, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

The following financial position and financial performance of the VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	419,970	239,520
Restricted cash	170	—
Prepaid expenses and other current assets	175,002	115,333
Total current assets	595,142	354,853
Property and equipment, net	80,919	33,854
Right-of-use asset	110,939	89,853
Other non-current assets	30,475	8,138
Total non-current assets	222,333	131,845
Total assets	817,475	486,698

Accrued expenses and other current liabilities	213,481	93,115
Deferred revenue and customer advances, current	571,827	239,267
Operating lease liabilities, current	46,835	29,113
Total current liabilities	832,143	361,495
Operating lease liabilities, non-current	56,427	57,906
Deferred revenue and customer advances, non-current	1,982	—
Total non-current liabilities	58,409	57,906
Total liabilities	890,552	419,401

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	362,282	1,229,126	2,166,327
Net (loss) income	(99,973)	301,096	797,867

The following are cash flows of the VIEs and VIEs' subsidiaries for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash generated from (used in) operating activities	159,753	347,773	(137,607)
Net cash used in investing activities	(38,396)	(85,788)	(61,413)
Net cash generated from (used in) financing activities	9,000	(9,000)	18,400

For the years ended December 31, 2019, 2020 and 2021, for all of the VIEs and VIEs' subsidiaries, excluding inter-company transactions:

(1)	the cash generated from operating activities were RMB175,354, RMB685,530 and RMB581,190, respectively;
(2)	the cash used in investing activities were RMB38,396, RMB85,788 and RMB59,413, respectively; and
(3)	the cash generated from (used in) financing activities were RMB9,000, RMB(9,000) and nil, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2021. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Foreign currency translation and transactions

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar ("US dollar" or "US$"). The functional currency of all the other subsidiaries, the VIEs and VIEs' subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders' equity and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash and receivables from third party payment platforms.

As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash and receivable from third party payment platforms approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The impairment of the long-lived assets incurred was nil, nil and RMB104,651 for the years ended December 31, 2019, 2020 and 2021, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group's customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group's revenue is reported net of discount, value added tax and related surcharges.  The Group began to provide online K-12 tutoring services in 2017, which became a major revenue stream in 2019, 2020 and 2021. The Group ceased offering such K-12 tutoring services by the end of December 2021 as described in Note 1.  The primary sources of the Group's revenues for the years ended December 31, 2019, 2020 and 2021 were as follows:

(1) Online K-12 tutoring services

The Group offered various types of online K-12 tutoring services. The Group's online K-12 tutoring services consisted of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components were highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components were all designed specifically for each class and were not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group had determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services was generally less than four months.

The Group also offered the customers a content playback service once each of the live tutoring class was delivered. In the content playback service, the customers had unlimited access to recorded audio-video content of the previous live tutoring classes for three years. No other interactions or activities were provided during the playback period.

The Group determined that the live interactive tutoring service and content playback service were two separate performance obligations under ASC 606, as these two deliverables were distinct, customers could benefit from each other on their own and the Group's promises to deliver the services were separately identifiable from each other in the contract.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1) Online K-12 tutoring services - continued

Tutoring fees were collected in advance. The Group determined that there was not a significant financing component based on the nature of the service offered and the purpose of the payment terms. Students were offered a full, unconditional refund if students withdraw 30 minutes before the start of the third class. The Group also offered refunds for any remaining undelivered classes to students who withdraw from the courses. The refund was equal to the amount related to the undelivered classes.

The Group provided incentives to customers.  The Group distributed cash coupons to attract both existing and prospective students to enroll in future classes. The students could redeem the cash coupons as a reduction to the payment for future online K-12 tutoring services. The coupon did not constitute material right as it was granted independently to the purchase of a course with the Group and is accounted for as a reduction of transaction price when the coupons were redeemed.

The Group determined the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method, and allocated the tutoring fee excluding the estimate for refund liability to each performance obligation using the relative stand-alone selling price. The Group determined the stand-alone selling prices for live interactive tutoring services and content playback service using an expected cost-plus margin methodology.

Revenue related to the live interactive tutoring service was recognized proportionately as the online classes were delivered, as the Group concluded that the delivery of each online class represented a faithful depiction of when the services were provided to the students. Revenue related to the right to access the content playback was recognized proportionally over the playback period, as the Group concluded that the content playback service represented a stand ready obligation to provide the playback services and the customer simultaneously received and consumed the benefits as the Group provided such services throughout the playback period. The revenue related to the content playback service was not material.

(2) Other services

Net revenues from other services in 2019, 2020 and 2021 consisted primarily of the subscription fees the Group charged for its membership-based premium educational content, with subscription periods ranging from 15 days to one year. The Group has determined that the membership-based premium educational content subscription services represent a performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration similar to the online K-12 tutoring service business. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

In September 2021, as part of the business transformation described in Note 1, the Group started to offer teaching and learning SaaS solutions and services to regional education authorities, which contributed insignificant amount of other services revenue for the year ended December 31, 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers.

	As of December 31,
	2020	2021
	RMB	RMB
Deferred revenue and customer advances-current	596,307	243,878
Deferred revenue and customer advances-non current	1,982	—
Refund liabilities	22,869	5,559

Deferred revenue and customer advances as of December 31, 2020 primarily consisted of online K-12 tuition fees received from customers for which the Group's revenue recognition criteria have not been met. The deferred revenue and customer advances as of December 31, 2021 were primarily consisted of the cash advances generated from a new personalized self-directed learning product launched in December 2021. There was no revenue recognized from this new product for the year ended December 31, 2021 as the new product and related services were scheduled for delivery starting from January 2022.

The deferred revenue has been recognized as revenue when the related service was delivered. For the years ended December 31, 2020 and 2021, revenue recognized that was included in the deferred revenue balance at January 1, 2020 and January 1, 2021 amounted to RMB243,521 and RMB596,307, respectively.

Refund liabilities represent the customer advances collected by the Group which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the anticipated cash refund that would occur in the normal course of business.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB243,878. The Group expects to recognize revenue of RMB243,878 related the remaining performance obligations over the next 12 months.

The Group elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

Disaggregation of revenue

For the years ended December 31, 2019, 2020 and 2021, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the period were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Online K-12 tutoring services	359,568	1,218,564	2,128,610
Other services	46,677	75,807	55,910
Total net revenues	406,245	1,294,371	2,184,520

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Group expenses advertising costs as incurred. Total advertising costs incurred were RMB2,644, RMB163,768 and RMB76,456 for the years ended December 31, 2019, 2020 and 2021, respectively.

Value added taxes ("VAT")

The Group's services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases - continued

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

Amendments to a lease are assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases the Company also reassesses the lease classification as of the effective date of the modification.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. The Company determined that the nonvested Repurchase Right Restricted Shares (as defined in Note 8) are participating securities as the holders of the nonvested Repurchase Right Restricted Shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested Repurchase Right Restricted Shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested Repurchase Right Restricted Shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and ordinary shares issuable upon the vesting of nonvested restricted shares or exercise of outstanding share option and warrants (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB697,267 and RMB555,219 as of December 31, 2020 and 2021, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and receivables from third party payment platforms. As of December 31, 2020 and 2021, substantially all of the Group's cash and cash equivalents and restricted cash were deposited in financial institutions with high credit rating.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2019, 2020 and 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU No. 2021- 10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be a material impact on its consolidated financial statements from the adoption of the new guidance.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepaid VAT	71,418	79,434
Prepaid other service fees(1)	54,128	37,339
Receivables from third party payment platforms (2)	7,402	23,100
Deposits(3)	11,217	9,968
Prepaid rental expenses(4)	6,606	6,909
Prepaid advertising expenses	52,114	—
Others	8,563	5,076
	211,448	161,826

(1)

Prepaid other service fees mainly consisted of the prepayments for the purchase of promotion gifts, learning materials and the prepayments for third-party educational content subscription fee. The nature of such prepayment was generally short-term.

(2)

Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balances from the third-party payment platforms.

(3)	Deposits mainly consisted of property management deposits and rental deposits. During the year ended December 31, 2021, RMB16,643 impairment loss was recorded in relation to the rental deposits.
(4)	The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	127,650	183,893
Leasehold improvement	47,988	40,697
Software	18,683	18,804
Furniture and office equipment	7,980	11,832
Total	202,301	255,226
Less: accumulated depreciation	(97,078)	(127,986)
Less: accumulated impairment loss	—	(57,429)
	105,223	69,811

Depreciation expenses were RMB22,675, RMB39,700 and RMB64,756 for the years ended December 31, 2019, 2020 and 2021, respectively. During the year ended December 31, 2021, RMB91,016 impairment loss was recorded in relation to the leasehold improvements of selected office spaces and electronic equipment while the Group exited the online K-12 tutoring services. The Group had disposed certain impaired property and equipment for the year ended December 31, 2021.
5	OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group’s determination of lease payments. As of December 31, 2020 and 2021, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost	45,339	72,020	114,168
Lease cost for leases with terms less than one year	10,451	26,684	36,110
Total lease cost	55,790	98,704	150,278

For the years ended December 31, 2019, 2020 and 2021, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

5	OPERATING LEASES - continued

The following is a maturity analysis as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
2021	81,421	—
2022	69,726	75,134
2023	38,476	59,198
2024	14,807	22,577
2025	7,176	7,176
Less: imputed interest	(24,090)	(16,871)
Total	187,516	147,214

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
Weighted average remaining lease term (years)	1.88	3.04	2.60
Weighted average discount rate (percentage)	6.29	8.58	9.35

Supplemental information related to the Group's operating leases for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for operating leases	46,990	70,458	94,641

During the year ended December 31, 2021, RMB13,635 impairment loss was recorded in relation to the right-of-use assets of selected leased office spaces while the Group exited the online K-12 tutoring services.
6.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayment for purchase of property and equipment	19,799	7,886
Rental deposits	13,875	5,674
Others	4,108	363
	37,782	13,923

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Salary and welfare payable	215,551	234,209
Accrued operating expenses (1)	133,096	82,625
Payables for paid and promotional courses (2)	141,163	50,698
Payable for acquisitions of property and equipment	13,024	10,229
Other tax payable	4,400	8,973
Refund liabilities (3)	22,869	5,559
Payable related to IPO issuance cost	9,684	—
	539,787	392,293

(1)	Accrued operating expenses mainly represented free gifts to users of in-school products, technical support expenses and other operating expenses.
(2)	Payables for paid and promotional courses mainly consisted of payables for teaching materials and human resource service fee to third-party service providers in relation to the online K-12 services.
(3)	Refund liabilities represented the estimated amounts of fee received for services and products that is estimated to be refunded as described in Note 2.
8.	SHARE-BASED COMPENSATION

2015 Share Option Plan

On March 9, 2015, the Group adopted the 2015 Share Option Plan ("2015 Plan"), under which the maximum number of shares that may be granted is 59,899,375 shares. The vesting schedules ranged from two to five years with the options vesting on various dates during the vesting period.

2018 Share Option Plan

On January 12, 2018, the Group adopted the 2018 Share Option Plan ("2018 Plan"), under which the maximum number of shares that may be granted is 25,703,602 shares. The vesting schedules under the 2018 Plan are the same as the 2015 Plan.

2020 Share Incentive Plan

On November 12, 2020, the Group adopted the 2020 Share Incentive Plan, which was subsequently amended on March 8, 2022 ("2020 Plan"), under which the maximum number of shares that may be granted is initially 20,521,221 shares, plus an annual increase on the first day of each fiscal year of the Company during the term of the 2020 Plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares, on an as-converted and fully diluted basis, on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Group from time to time pursuant to share repurchase programs of the Group, or such lesser number as determined by the chief executive officer of the Group. On November 1, 2021, the Group approved a share repurchase program, under which the Group may repurchase up to US$10,000 thousand of ordinary shares (including in the form of American Depositary Shares) over the following 12 months. The share repurchase program was publicly announced on November 2, 2021 and as of December 31, 2021, the Group had not repurchased any ordinary shares under the share repurchase program.

The vesting schedules under the 2020 Plan shall be determined by the plan administrator, which is specified in the relevant award agreements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

The following table summarized the Group's share option activities for the year ended December 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2021	44,090,965	0.19	5.62	0.91	217,347,100
Granted	24,966,000	0.0014		2.61
Forfeited	(11,552,558)	0.0014		3.34
Exercised	(22,744,448)	0.07		0.35
Outstanding as of December 31, 2021	34,759,959	0.20	7.36	0.30	3,210,349
Vested and expect to vest as of December 31, 2021	34,759,959	0.20	7.36	0.30	3,210,349
Exercisable as of December 31, 2021	12,708,983	0.54	4.48	0.82	482,247

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019, 2020 and 2021 were as follows:

For the years ended December 31,
Grant date	2019	2020	2021
Expected volatility	50.1%~50.8%	50.1%~50.9%	45.6%~50.2%
Risk-free interest rate	3.2%~3.3%	2.7%~3.2%	2.9%~3.1%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$1.32~$1.52	$1.52~$4.20	$1.12~$5.32

(1)	Expected volatility

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

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued
(6)	Fair value of underlying ordinary shares

Prior to the IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third-party appraiser. After the completion of the IPO in December 2020, the fair value of the underlying ordinary shares is determined based on the closing market price of the share.

The Group recorded compensation expense of RMB46,122, RMB133,975 and RMB101,303 for the years ended December 31, 2019, 2020 and 2021, respectively related to share options.

As of December 31, 2020 and 2021, the unrecognized compensation expense related to share options amounted to RMB208,844 and RMB280,092, respectively, which will be recognized over a weighted-average period of 3.86 years and 3.46 years, respectively.

Repurchase of vested options

During 2019 and 2020, the Company voluntarily repurchased employees' vested options upon the termination of their employment in cash. Those options were subsequently cancelled. Cash payments amounting to RMB1,355 and RMB528 were made during the years ended December 31, 2019 and 2020, respectively. The Group recorded the cash payment made amounting to the fair value of the vested option repurchased at the repurchase date directly to equity. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost. No such transaction was occurred for the year ended December 31, 2021.

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

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

Employee Benefit Trust

The Company established three trusts, namely, 17 Prosperity Limited, Alouette Limited, and Great Merit Group Limited, which are controlled by the Company as vehicles to hold shares that will be used to provide incentives and rewards to management team members who contribute to the success of the Company's operations (the "Shareholding Platforms"). The Shareholding Platforms have no activities other than administrating the incentive programs and do not have any employees. On behalf of the Company and subject to approvals from its board of directors, advisory committee was set up for each Shareholding Platform, who holds the authority and responsibility to process the eligible participants to whom awards will be granted, the number of shares, the terms and conditions of such awards.

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

The restricted shares received by the Selected Management were immediately transferred to the Shareholding Platforms. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived until the shares are vested. As a result, all nonvested shares held by the Shareholding Platforms are solely for purpose of future issuance to employees once they vest, and have been treated as treasury shares in the consolidated financial statements.

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platform for the year ended December 31, 2021:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2021	18,528,369	3.2
Granted	—	—
Vested	(5,104,167)	2.9
Forfeited	(2,291,667)	3.6
Outstanding as of December 31, 2021	11,132,535	3.3

The share-based compensation expenses recognized for these restricted shares held by the Shareholding Platform for the years ended December 31, 2019, 2020 and 2021, were nil, RMB44,625 and RMB93,911, respectively.

As of December 31, 2020 and 2021, the unrecognized compensation expense related to the restricted shares held by the Shareholding Platform amounted to RMB331,840 and RMB173,888, respectively, which will be recognized over a weighted-average period of 3.38 years and 2.60 years, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

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

The Company accounted for the above transaction as a modification and measured the fair value of the restricted shares of the Founder at the grant date. The Company recognized any unrecognized compensation cost remaining from the original nonvested shares as well as any incremental cost at the time of the modification over the remaining portion of the modified award. Prior to the IPO, the Company assessed the occurrence of the acceleration conditions described in the preceding paragraph and concluded that those were not probable to occur during the 4 years following the date of grant.

Upon the completion of the IPO, all restricted shares granted to the Founder were released from the Repurchase Right upon the occurrence of the acceleration condition, the remaining unrecognized compensation expenses was recognized immediately in December 2020.

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

(3)

In November 2020, the Group granted 5,130,305 restricted share units under the 2020 Plan to the Founder for no consideration. Those shares became fully vested and converted to Class B ordinary shares upon the IPO.

Total share-based compensation expenses recognized for the restricted shares held by the Founder in 2019, 2020 and 2021 were RMB46,968, RMB140,706 and nil, respectively. As of December 31, 2021, the Founder held no restricted shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.	SHARE-BASED COMPENSATION - continued

Restricted shares to Mr. Any Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the "Founder") - continued

In September 2020, the Founder and Mr. Dun XIAO, the former director of the Group repurchased an aggregate 4,135,320 Series E convertible redeemable preferred shares from one existing holder of Series E convertible redeemable preferred shares, for a total consideration of RMB105,644 (equivalent to US$14,953) at a price of US$3.6159 per share. The Company recorded RMB36,732 as compensations to the Founder and Mr. Dun Xiao for the year ended December 31, 2020, which represents the excess of the fair value of Series E convertible redeemable preferred shares at repurchase date over the repurchase price.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31
	2019	2020	2021
	RMB	RMB	RMB
Sales and marketing expenses	8,737	35,077	25,776
Research and development expenses	22,508	68,688	60,002
General and administrative expenses	61,845	252,273	109,436
	93,090	356,038	195,214

9.	INCOME TAXES

Cayman Islands and the British Virgin Islands (“BVI”)

The Company and its subsidiary 17 Technology Limited are tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company and 17 Technology Limited are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company and 17 Technology Limited had no taxable income for the years ended December 31, 2019, 2020 and 2021.

The Company’s subsidiaries, 17 Education World Limited, 17 Education Products Limited and 17 Inspire Limited are incorporated in BVI and are not subject to income tax.

Hong Kong

The Company's subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited are located in Hong Kong and are subject to an income tax rate of 8.25% for assessable profit up to HKD2,000,000 from April 2018 onwards, and an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

PRC

The Company's subsidiaries, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai Hexu qualified as a High and New Technology Enterprise ("HNTE") from 2016 to 2021 and accordingly was entitled to the 15% preferential tax rate during the period. Beijing Yiqi Education qualified as HNTE from 2021 to 2023 and accordingly was entitled to the 15% preferential tax rate during the period.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

The principal components of deferred taxes were as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Deferred tax assets
Accrued expenses	9,231	12,142	13,757
Advertising expenses carrying forwards	—	24,202	24,485
Depreciation of property and equipment	853	388	775
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	11,140
Net operating loss carrying forwards	503,212	724,597	1,017,664
Total deferred tax assets	513,296	761,329	1,067,821
Less: valuation allowance	(513,296)	(761,329)	(1,067,821)
Deferred tax assets, net	—	—	—

As of December 31, 2021, the Group had net operating loss carried forward of RMB4,295,697 from the Group's PRC entities, which will expire on various dates from December 31, 2021 to December 31, 2031.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before provision for income taxes	(963,750)	(1,339,908)	(1,441,913)
Income tax benefit computed at an applicable tax rate of 25%	(240,938)	(334,977)	(360,478)
Effect of non-deductible expenses	3,738	11,540	5,083
Effect of research and development expenses super deduction	(10,740)	(24,037)	(19,199)
Effect of preferential tax rate	18,413	18,513	50,248
Effect on tax rates in different tax jurisdictions	20,473	80,928	17,854
Change in valuation allowance	209,054	248,033	306,492
	—	—	—

If the tax holidays granted to Shanghai Hexu and Beijing Yiqi Education were not available, there would be no income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.	INCOME TAXES – continued

PRC - continued

The movements of valuation allowance for the years end December 31, 2019, 2020 and 2021 were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the period	304,242	513,296	761,329
Additions	209,054	248,033	306,492
Reversal	—	—	—
Balance at end of the period	513,296	761,329	1,067,821

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.	ORDINARY SHARES

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 509,631,372 ordinary shares with a par value of US$0.0001 per share as of December 31, 2019. As of December 31, 2019, the Company had 57,864,058 ordinary shares issued and outstanding.

In December 2020, the Company completed its IPO and issued 78,775,000 Class A ordinary shares in form of American Depositary Shares. The net proceeds raised from the IPO and from exercising the over-allotment option by the underwriters were RMB2,023,593, net of issuance cost of RMB28,153. Upon the completion of the IPO, 77,884,733 ordinary shares outstanding then were re-designated to 27,867,521 Class A ordinary shares and 50,017,212 Class B ordinary shares.

During the year ended December 31, 2021, 27,848,615 Class A ordinary shares were issued in relation to the share-based compensation.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
11.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(1,564,285)	(4,177,899)	(1,441,913)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	57,410,827	93,503,437	494,055,703
Basic and diluted loss per share	(27.25)	(44.68)	(2.92)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11.	NET LOSS PER SHARE – continued

For the years ended December 31, 2019, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2019	2020	2021
Shares issuable upon exercise of share options	69,409,835	55,825,379	46,558,578
Shares issuable upon vesting of restricted shares	423,804	9,272,591	14,430,689
Shares issuable upon conversion of Series A convertible preferred shares	17,085,275	—	—
Shares issuable upon conversion of Series B convertible redeemable preferred shares	34,544,762	—	—
Shares issuable upon conversion of Series B+ convertible redeemable preferred shares	54,083,288	—	—
Shares issuable upon conversion of Series C convertible redeemable preferred shares	50,195,203	—	—
Shares issuable upon conversion of Series D convertible redeemable preferred shares	50,193,243	—	—
Shares issuable upon conversion of Series E convertible redeemable preferred shares	78,824,567	—	—
Warrants	4,959	—	—

12.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB132,728, RMB100,957 and RMB219,884 for the years ended December 31, 2019, 2020 and 2021, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842, Leases on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2020 and 2021 are disclosed in Note 5.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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
15.	RESTRICTED NET ASSETS

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

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB2,632,554 and RMB4,117,308, as of December 31, 2020 and 2021, respectively.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	2,108,582	597,522	93,764
Amounts due from subsidiaries	716,696	733,763	115,143
Total current assets	2,825,278	1,331,285	208,907
TOTAL ASSETS	2,825,278	1,331,285	208,907
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	3,768	59	9
Total current liabilities	3,768	59	9
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	757,360	534,190	83,825
Total non-current liabilities	757,360	534,190	83,825
TOTAL LIABILITIES	761,128	534,249	83,834

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 3)
SHAREHOLDERS' EQUITY
Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2020 and 2021; 421,729,902 and 449,578,517 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	275	293	46
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2020 and 2021; 58,453,168 shares issued and outstanding as of December 31, 2020 and 2021)	38	38	6
Additional paid-in capital	10,653,403	10,859,107	1,704,031
Accumulated other comprehensive income	49,614	18,691	2,933
Accumulated deficit	(8,639,180)	(10,081,093)	(1,581,943)
TOTAL SHAREHOLDERS' EQUITY	2,064,150	797,036	125,073
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	2,825,278	1,331,285	208,907

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(8,737)	(35,077)	(25,776)	(4,045)
Research and development expenses	(22,933)	(68,688)	(60,002)	(9,416)
General and administrative expenses	(64,961)	(257,873)	(118,816)	(18,645)
Total operating expenses	(96,631)	(361,638)	(204,594)	(32,106)
Loss from operations	(96,631)	(361,638)	(204,594)	(32,106)
Interest income	13,642	1,045	3,991	626
Foreign currency exchange (loss) gain	(779)	1,699	11	2
Loss before provision for income tax	(83,768)	(358,894)	(200,592)	(31,478)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(879,982)	(981,014)	(1,241,321)	(194,790)
Net loss	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Accretion of convertible redeemable preferred shares	(600,535)	(2,837,991)	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc	(1,564,285)	(4,177,899)	(1,441,913)	(226,268)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(963,750)	(1,339,908)	(1,441,913)	(226,268)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(11,972)	(38,602)	(30,923)	(4,852)
Total comprehensive loss	(975,722)	(1,378,510)	(1,472,836)	(231,120)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				(Note 3)
Net cash generated from (used in) operating activities	11,529	(4,214)	(3,979)	(624)
CASH FLOWS FROM INVESTING ACTIVITIES:
Amounts due from subsidiaries	(60,137)	—	—	—
Investments in subsidiaries	(671,566)	(1,024,607)	(1,478,469)	(232,004)
Net cash used in investing activities	(731,703)	(1,024,607)	(1,478,469)	(232,004)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	—	2,051,695	—	—
Payment of the IPO issuance cost	—	(18,469)	(5,603)	(879)
Proceeds from exercise of share options	—	—	10,508	1,649
Repurchase and cancellation of vested options	(551)	(528)	—	—
Proceeds from issuance of Series F convertible redeemable preferred shares	—	849,528	—	—
Net cash (used in) generated from financing activities	(551)	2,882,226	4,905	770
Effect of exchange rate changes	(1,536)	(35,401)	(33,517)	(5,261)
Net (decrease) increase in cash and cash equivalents	(722,261)	1,818,004	(1,511,060)	(237,119)
Cash and cash equivalents at beginning of the year	1,012,839	290,578	2,108,582	330,883
Cash and cash equivalents at end of the year	290,578	2,108,582	597,522	93,764

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

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.