Form 20-F
period 2022-12-31
17 Education & Technology Group Inc.
filed 2023-04-26
CIK 1821468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

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

Michael Chao Du, Chief Financial Officer Telephone: +86 10 6479 6786 Email: michael.du@17zuoye.com 16/F, Block B, Wangjing Greenland Center Chaoyang District, Beijing 100102 People’s Republic of China
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

None
(Title of Class)EntityExTransitionPeriod

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 487,435,319 ordinary shares outstanding, being the sum of 428,982,151 Class A ordinary shares and 58,453,168 Class B ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“primary beneficiary of VIEs” are to Shanghai Yiqi Zuoye Information Technology Co., Ltd., Guangzhou Qixiang Technology Co., Ltd., Guangzhou Qixuan Education & Technology Co., Ltd. and Beijing Yiqi Hangfan Technology Co., Ltd.;
•
“promotional courses” are to our online K-12 large-class after-school tutoring courses that are free;
•
“registered parent users” are to users that have registered and logged onto our in-school parent application at least once since registration;
•
“RMB” and “Renminbi” are to the legal currency of mainland China;
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
•
“verified teacher users” are to users of our in-school teacher applications that have fulfilled our verification requirements with respect to user information provided, number of students enrolled in his or her virtual class(es) and level of student activity, such as having at least three homework assignments issued and completed by at least eight student users enrolled in his or her virtual class(es); and
•
“VIEs” are to variable interest entities, and “the VIEs” are to Shanghai Hexu Information Technology Co., Ltd., Beijing Yiqi Education Information Consultation Co., Ltd., Beijing Qili Technology Co., Ltd., Beijing Yiqi Education Technology Development Co., Ltd. and Guangzhou Qili Technology Co., Ltd. (each of which, “a VIE”).

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi because our business is mainly conducted through the VIEs and their subsidiaries in mainland China. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•
relevant government policies and regulations relating to our industry and our ability to adapt our operations and business practices to the evolving regulatory environment of mainland China;
•
our mission, goals and strategies;
•
our future business development, financial condition and results of operations;
•
the expected growth of the industries we operate in;
•
the success of operating initiatives, including new product and content development by us and our competitors;
•
our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;
•
our expectations regarding maintaining and strengthening our relationships with students, teachers, parents, schools, business partners and other stakeholders;
•
competition in the industries we operate in;
•
general economic and business conditions globally and in mainland China; and
•
assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

17 Education & Technology is not an operating company in mainland China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in mainland China through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. Laws and regulations of mainland China restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our mainland China subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. Revenues contributed by the VIEs and their subsidiaries accounted for 95.0%, 99.2% and 93.9% of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs. Investors in the ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including proxy agreement and powers of attorney, equity interest pledge agreement, exclusive management services and business cooperation agreement, and exclusive call option agreement, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we are able to direct the activities of and derive economic benefits from the VIEs. We are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs in our consolidated financial statements. Neither we nor our investors ha an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland

China regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

Permissions Required from mainland China Authorities for Our Operations

Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from mainland China government authorities that are material for the business operations of our holding company and the VIEs in mainland China, including, among others, a Value-added Telecommunications Business Operating License and a Publication Operation License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Furthermore, recent legal developments in mainland China have created compliance uncertainty regarding issuances of securities to foreign investors. Mainland China governmental authorities have recently promulgated laws, regulations and regulatory rules of mainland China, relating to cybersecurity review and overseas listing. In connection with our historical issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we, our mainland China subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied any requisite permissions by any mainland China authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or obtain permissions from the CSRC, CAC or other mainland China authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the CAC or other mainland China regulatory authorities. These regulatory authorities may impose fines and penalties on our mainland China subsidiaries or the VIEs or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other mainland China governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The

PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

17 Education & Technology is a holding company with no operations of its own. We conduct our business in mainland China through our subsidiaries and the VIEs in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, 17 Education & Technology’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 17 Education & Technology. In addition, our PRC subsidiaries are permitted to pay dividends to 17 Education & Technology only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIEs in which we have no legal ownership, totaling RMB2,632.6 million, RMB4,117.3 million and RMB4,180.7 million (US$606.1 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. Under PRC law, 17 Education & Technology may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, 17 Education & Technology made capital contributions in the amount of RMB1,024.6 million, RMB1,478.5 million and RMB63.3 million (US$9.2 million) to our subsidiaries, respectively. For the years ended December 31, 2020, 2021 and 2022, the VIEs received debt financing of nil, RMB18.4 million and RMB65.4 million (US$9.5 million) from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB337.8 million, RMB618.6 million and RMB114.0 million

(US$16.5million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution 75%	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Note:

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
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
(3)
Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong and certain other conditions are satisfied, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	17,547	14,915	498,602	—	531,064
Inter-company net revenues	—	174,505	210,863	—	(385,368)	—
Total costs and expenses	(149,071)	(212,328)	(183,610)	(197,203)	—	(742,212)
Inter-company costs and expenses	—	—	—	(385,368)	385,368	—
Income from non-operations	5,575	3,294	16,153	8,254	—	33,276
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(34,376)	(17,394)	(75,715)	—	127,485	—
Loss before income tax expenses	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	354	17,839	2,166,327	—	2,184,520
Inter-company net revenues	—	195,115	734,075	—	(929,190)	—
Total costs and expenses	(204,594)	(643,314)	(1,455,387)	(1,354,711)	—	(3,658,006)
Inter-company costs and expenses	—	—	—	(929,190)	929,190	—
Income (loss) from non-operations	4,002	2,187	39,133	(13,749)	—	31,573
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(1,241,321)	(795,663)	(131,323)	—	2,168,307	—
Loss before income tax expenses	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)

	For the Year Ended December 31, 2020
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	65,245	1,229,126	—	1,294,371
Inter-company net revenues	—	23,350	481,248	—	(504,598)	—
Total costs and expenses	(361,638)	(245,309)	(1,081,229)	(940,311)	—	(2,628,487)
Inter-company costs and expenses	—	(8,609)	—	(495,989)	504,598	—
Income (loss) from non-operations	2,744	(9,041)	(11,776)	12,281	—	(5,792)
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(981,014)	(741,405)	(194,893)	—	1,917,312	—
Loss before income tax expenses	(1,339,908)	(981,014)	(741,405)	(194,893)	1,917,312	(1,339,908)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(1,339,908)	(981,014)	(741,405)	(194,893)	1,917,312	(1,339,908)

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	493,201	56,124	4,026	154,544	—	707,895
Restricted cash	—	—	10,231	—	—	10,231
Available-for-sale investments	—	—	—	19,531	—	19,531
Accounts receivable	—	—	1,890	32,934	—	34,824
Prepaid expenses and other current assets	3,750	8,735	18,278	110,131	—	140,894
Amount due from inter-companies	788,947	266,261	835,305	123,073	(2,013,586)	—
Property and equipment, net	—	22,154	877	9,264	—	32,295
Right-of-use assets	—	16,434	1,374	12,244	—	30,052
Other non-current assets	—	1,438	294	3,070	—	4,802
Total assets	1,285,898	371,146	872,275	464,791	(2,013,586)	980,524
Accrued expenses and other current liabilities	3,437	17,947	96,419	35,220	—	153,023
Deferred revenue current and non-current	—	—	2,293	40,092	—	42,385
Amount due to inter-companies	29,781	325,817	608,214	1,049,774	(2,013,586)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	493,817	1,152,327	2,013,235	—	(3,659,379)	—
Operating lease liabilities current and non-current	—	13,070	1,441	11,742	—	26,253
Total liabilities	527,035	1,509,161	2,721,602	1,136,828	(5,672,965)	221,661
Total shareholders’ equity (deficit)	758,863	(1,138,015)	(1,849,327)	(672,037)	3,659,379	758,863
Total liabilities and shareholders’ equity (deficit)	1,285,898	371,146	872,275	464,791	(2,013,586)	980,524

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	597,522	91,994	251,862	239,520	—	1,180,898
Prepaid expenses and other current assets	—	9,538	36,955	115,333	—	161,826
Amount due from inter- companies	733,763	148,096	664,542	118,073	(1,664,474)	—
Property and equipment, net	—	33,357	2,600	33,854	—	69,811
Right-of-use assets	—	61,356	2,754	89,853	—	153,963
Other non-current assets	—	5,104	681	8,138	—	13,923
Total assets	1,331,285	349,445	959,394	604,771	(1,664,474)	1,580,421
Accrued expenses and other current liabilities	59	64,504	234,615	93,115	—	392,293
Deferred revenue current and non- current	—	—	4,611	239,267	—	243,878
Amount due to inter-companies	—	257,133	607,714	799,627	(1,664,474)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	534,190	743,732	1,543,504	—	(2,821,426)	—
Operating lease liabilities current and non-current	—	57,440	2,755	87,019	—	147,214
Total liabilities	534,249	1,122,809	2,393,199	1,219,028	(4,485,900)	783,385
Total shareholders’ equity (deficit)	797,036	(773,364)	(1,433,805)	(614,257)	2,821,426	797,036
Total liabilities and shareholders’ equity (deficit)	1,331,285	349,445	959,394	604,771	(1,664,474)	1,580,421

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(23,206)	(129,839)	(175,015)	(135,866)	—	(463,926)
Capital contribution to Group companies	(63,328)	—	—	—	63,328	—
Loans to Group companies	(55,184)	(30,281)	(73,900)	(5,000)	164,365	—
Other investing activities	—	—	579	(9,510)	—	(8,931)
Net cash used in investing activities	(118,512)	(30,281)	(73,321)	(14,510)	227,693	(8,931)
Capital contribution from Group companies	—	63,328	—	—	(63,328)	—
Borrowings under loan from Group companies	29,781	68,684	500	65,400	(164,365)	—
Other financing activities	(33,857)	—	—	—	—	(33,857)
Net cash (used in) generated from financing activities	(4,076)	132,012	500	65,400	(227,693)	(33,857)

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(3,979)	(535,194)	(829,912)	(137,607)	—	(1,506,692)
Capital contribution to Group companies	(1,478,469)	(960,375)	—	—	2,438,844	—
Loans to Group companies	—	—	(18,400)	(2,000)	20,400	—
Other investing activities	—	(56,707)	(1,483)	(59,413)	—	(117,603)
Net cash used in investing activities	(1,478,469)	(1,017,082)	(19,883)	(61,413)	2,459,244	(117,603)
Capital contribution from Group companies	—	1,478,469	960,375	—	(2,438,844)	—
Borrowings under loan from Group companies	—	2,000	—	18,400	(20,400)	—
Other financing activities	4,905	—	(3,953)	—	—	952
Net cash generated from financing activities	4,905	1,480,469	956,422	18,400	(2,459,244)	952

	For the Year Ended December 31, 2020
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) generated from operating activities	(4,214)	(196,602)	(669,945)	347,773	—	(522,988)
Capital contribution to Group companies	(1,024,607)	(687,431)	—	—	1,712,038	—
Loans to Group companies	—	—	—	—	—	—
Other investing activities	—	(11,279)	7,563	(85,788)	—	(89,504)
Net cash (used in) generated from investing activities	(1,024,607)	(698,710)	7,563	(85,788)	1,712,038	(89,504)
Capital contribution from Group companies	—	1,024,607	687,431	—	(1,712,038)	—
Borrowings under loan from Group companies	—	—	—	—	—	—
Proceeds from the IPO and from exercising the over-allotment option by the underwriter	2,051,695	—	—	—	—	2,051,695
Proceeds from the issuance of Series F convertible redeemable preferred shares	849,528	—	—	—	—	849,528
Other financing activities	(18,997)	—	(75,805)	(9,000)	—	(103,802)
Net cash generated from (used in) financing activities	2,882,226	1,024,607	611,626	(9,000)	(1,712,038)	2,797,421

A.
Selected Financial Data

The following selected consolidated statements of operations and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022, and selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and selected consolidated cash flow data for the year ended December 31, 2019 is derived from our audited consolidated financial statements not included herein. The selected consolidated balance sheet data as of December 31, 2019 and 2020 is derived from our audited consolidated financial statements not included herein. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of operations for the years ended December 31, 2019, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Operations:
Net revenues	406,245	1,294,371	2,184,520	531,064	76,997
Cost of revenues(1)	(173,476)	(495,671)	(878,236)	(206,208)	(29,897)
Gross profit	232,769	798,700	1,306,284	324,856	47,100
Operating expenses(1)
Sales and marketing expenses	(583,818)	(1,097,932)	(1,412,873)	(79,129)	(11,473)
Research and development expenses	(491,266)	(614,770)	(800,163)	(235,846)	(34,194)
General and administrative expenses	(157,793)	(420,114)	(445,440)	(221,029)	(32,046)
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	(121,294)	—	—
Total operating expenses	(1,232,877)	(2,132,816)	(2,779,770)	(536,004)	(77,713)
Loss from operations	(1,000,108)	(1,334,116)	(1,473,486)	(211,148)	(30,613)
Interest income	23,834	8,422	24,573	11,352	1,646
Interest expense	(485)	(2,925)	—	—	—
Foreign currency exchange gain/(loss)	12,907	(15,557)	2,326	159	23
Other income, net	102	4,268	4,674	21,765	3,156
Loss before provision for income tax	(963,750)	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Income tax expenses	—	—	—	—	—
Net loss	(963,750)	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Accretion of convertible redeemable preferred shares	(600,535)	(2,837,991)	—	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc	(1,564,285)	(4,177,899)	(1,441,913)	(177,872)	(25,788)
Net loss per ordinary share
Basic and diluted	(27.25)	(44.68)	(2.92)	(0.35)	(0.05)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	57,410,827	93,503,437	494,055,703	502,801,926	502,801,926

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Sales and marketing expenses	8,737	35,077	25,776	17,305	2,509
Research and development expenses	22,508	68,688	60,002	28,624	4,150
General and administrative expense	61,845	252,273	109,436	83,629	12,125
Total	93,090	356,038	195,214	129,558	18,784

The following table presents our selected consolidated balance sheets data as of December 31, 2019, 2020, 2021 and 2022:

	As of December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	653,859	2,834,962	1,180,898	707,895	102,635
Total current assets	757,624	3,046,580	1,342,724	913,375	132,427
Total assets	918,289	3,389,742	1,580,421	980,524	142,162
Accrued expenses and other current liabilities	309,031	539,787	392,293	153,023	22,186
Deferred revenue and customer advances, current	243,521	596,307	243,878	42,385	6,145
Total current liabilities	680,704	1,205,503	683,056	214,127	31,045
Total liabilities	702,638	1,325,592	783,385	221,661	32,137
Total mezzanine equity	4,675,579	—	—	—	—
Total shareholders’ (deficit)/equity	(4,459,928)	2,064,150	797,036	758,863	110,025

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021 and 2022:

	As of December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(631,288)	(522,988)	(1,506,692)	(463,926)	(67,263)
Net cash used in investing activities	(28,594)	(89,504)	(117,603)	(8,931)	(1,296)
Net cash generated from/(used in) financing activities	84,449	2,797,421	952	(33,857)	(4,909)
Effect of exchange rate changes	(11,709)	(38,499)	(30,891)	43,942	6,372
Net (decrease)/increase in cash, cash equivalents and restricted cash	(587,142)	2,146,430	(1,654,234)	(462,772)	(67,096)
Cash, cash equivalents and restricted cash at the beginning of the year	1,275,844	688,702	2,835,132	1,180,898	171,214
Cash, cash equivalents and restricted cash at the end of the year	688,702	2,835,132	1,180,898	718,126	104,118

B.
Capitalization and Indebtedness

Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

Not Applicable.

D.
Risk Factors
Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we and the VIEs face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors”.

Risks Related to Our Business and Industry
•
The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities;
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
•
If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of schools and teachers, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered to teachers, students and parents as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected;
•
If we are not able to attract students or their families to purchase our other educational products and services, including our personalized self-directed learning product, our business and prospects will be materially and adversely affected;
•
Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected;
•
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations; and
•
If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole (for a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “—Risks Related to Our Corporate Structure”);

•
We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership;
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; and
•
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•
Uncertainties with respect to the mainland China legal system could adversely affect us;
•
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs;
•
The approval and/or other requirements of the CSRC or other mainland China governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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
•
You may be subject to limitations on transfer of your ADSs; and
•
It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Risks Related to Our Business and Industry

The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities.

Online K-12 tutoring services contributed 94.1% and 97.4% of our total revenues in 2020 and 2021, respectively. However, in light of regulatory developments in mainland China in 2021, including the joint promulgation of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021 (the “Alleviating Burden Opinion”), we have ceased to provide our K-12 Academic AST Services, among other changes in our business operations. At the same time, we have leveraged our extensive knowledge and expertise accumulated through serving mainland China’s educational authorities, schools, teachers, and students over the past decade and launched new product and service offerings. In particular, we have launched our teaching and learning SaaS offerings that enhances in-school teaching and learning efficiency and effectiveness as an upgrade to our previous free in-school products and services. We have also launched other educational products and services, including our personalized self-directed learning product for students to respond to the changes in the regulatory environment and market demands—the new products and services are not tutoring services, but instead utilize our technology and data insights to provide personalized content for students intended to improve their learning efficiency.

To support our teaching and learning SaaS offerings and our other educational products and services, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. We believe the enhancement of our research and development capabilities will enable us to develop new SaaS offerings and our other educational products and services. However, we cannot assure you that we will be able to execute our business strategy or that our service offerings will be successful.

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

We ceased to offer online K-12 after-school tutoring courses to comply with the Alleviating Burden Opinion and its implementing measures at the end of 2021. We therefore have a short operating history with our current business model, which is built around our teaching and learning SaaS offerings and our other educational products and services. Although we introduced our smart in-school classroom solution in 2012, our teaching and learning SaaS offerings were launched in September 2021. Similarly, our personalized self-directed learning product, which was a major component of our other educational products and services in 2022, was introduced in December 2021. Our limited history with our current product and service offerings, which differ from our historical product and service offerings, may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical growth rate may not be indicative of our future performance. In particular, net revenues generated from our online K-12 tutoring services grew by 238.9% from RMB359.6 million in 2019 to RMB1,218.6 million in 2020 and increased by 74.7% to RMB2,128.6 million in 2021. However, because of the cessation of our online K-12 after-school tutoring courses and our new business model, we cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all.

As we have had limited time to market our current product and service offerings, the source of our net revenues from teaching and learning SaaS offerings are concentrated in a limited number of projects and their fulfilment cycle may cause our results of operations to fluctuate significantly. A number of factors could cause our results of operations to be adversely affected, including but not limited to (i) the tightening of PRC local governments’ budget, as many of our SaaS offering customers rely on funding from PRC local governments; (ii) any delay in the progress of our projects; (iii) increased market competition; (iv) any difficulty in collecting fees receivable; and (v) our failure, for any reason, to capitalize on growth opportunities. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an education technology business, such as building and managing reliable and secure IT systems and infrastructure, expanding the adoption by schools and teachers of our teaching and learning SaaS offerings, addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality employees such as our sales and service representatives and IT support staff and exploring additional education products. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

Our ability to effectively implement our strategies and grow our business will depend on a number of factors, including our ability to (i) continually develop and improve our teaching and learning SaaS offerings to make them more appealing to existing and prospective students, teachers and educational authorities; (ii) build up a large and efficient sales and distribution network and partnership network for our teaching and learning SaaS offerings; (iii) maintain and increase the number of customers of our other educational products and services, including our personalized self-directed learning product; (iv) maintain and expand the number of districts, schools and teachers that adopt our teaching and learning SaaS offerings; (v) effectively recruit, train, retain and motivate a large number of new employees, particularly our IT support staff, educational product and content development professionals and salespersons; (vi) innovate and adapt our products, services and solutions to meet evolving needs of current and potential students, including to address evolving market trends; (vii) maintain and increase our access to the data necessary for the development and performance of our solutions; (viii) maintain the proper functioning of teaching and learning SaaS offerings, and other business initiatives as we continue to collect data from our user base through our smart in-school classroom solution; (ix) continuously improve the algorithms underlying the products and the technologies; (x) adapt to a changing regulatory landscape governing privacy matters; (xi) continue to improve our operational, financial and management controls and efficiencies; (xii) successfully enhance and improve our technological systems and infrastructure; (xiii) protect and further develop our intellectual property rights; and (xiv) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and the investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

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

The PRC private education industry, and especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Alleviating Burden Opinion sets out a series of operating requirements on after-school tutoring institutions that provides, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects (such institutions, the “Academic AST Institutions”) for students in compulsory education or grade ten to twelve, or those providing tutoring for pre-school-age children, (ii) all existing Academic AST Institutions shall be registered as non-profit entities; (iii) online Academic AST Institutions that have filed with the local education administration authorities shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iv) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (v) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (vi) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited and (vii) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions. The Alleviating Burden Opinion further provides that administration and supervision over Academic AST Institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, but it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021 and a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities and provide tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all such Academic AST Institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. On February 8, 2022, the MOE issued the 2022 Work Points of MOE providing that after-school tutoring services for senior high school students must strictly follow the Alleviating Burden Opinion (collectively with the Alleviating Burden Opinion, the “New Regulations”). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

Our business, financial condition, results of operations and prospects have been and will be materially and adversely affected in 2022, 2023 and subsequent periods by the actions we have taken to date and the actions may take in the future in order to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations. We ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”), in mainland China at the end of 2021. In addition, we have taken other actions to restructure our business and operations, including closing certain of our corporate offices, implementing staff optimization plans and disposing some of our assets to maintain our continued operations. We also began to provide new educational product and service offerings. Our teaching and learning SaaS offerings were launched in September 2021, and our personalized self-directed learning product, which was a major component of our other educational products and services in 2022, was launched in December 2021.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. We will continue to seek guidance from and cooperate with all relevant government authorities in mainland China in connection with its efforts to comply with the policy directives of the New Regulations and will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations will be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, we cannot assure you that our new services and products, including our teaching and learning SaaS offerings and our other educational products and services such as our self-directed learning product, will not be deemed to be non-compliant in the future. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospects.

The enforcement of the New Regulations not only affect us directly, but also affect the development of the PRC private education industry in general, which may have secondary effect on our business. While we are committed to complying with all applicable PRC laws and regulations, including the New Regulations, if other companies do not comply with the New Regulations and provide prohibited products or services, those products and services may nevertheless reduce demand for our business.

If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected.

Our teaching and learning SaaS offerings development team works closely with educational authorities, and educational experts to understand the educational needs of and the feedback from educational authorities, schools and teachers help us to develop, update and improve our teaching and learning SaaS offerings to reflect the feedback received so as to better help improve education efficiency in school. We also work to continually update the educational content offered in our teaching and learning SaaS offerings to reflect the latest updates in education curricula and textbooks and specific requests from our users, as well as have expanded our use cases to cover additional key educational scenarios including in-class interaction, class preparation and delivery, homework-related activities, academic assessment and school-parent communication. The adjustments, updates and expansions of our teaching and learning SaaS offerings and the development of new product features or content may not be accepted by existing or prospective schools and teachers and their students that utilize our solution. Even if we are able to develop acceptable new product features and content, we may not be able to introduce them as quickly as schools and teachers require or as quickly as our competitors introduce competing offerings. Furthermore, offering new product features and content or upgrading existing ones may require us to commit significant resources and make significant investments in product and content development. If we are unsuccessful in pursuing product and content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to maintain existing relationships with schools and teachers or attract new schools or teachers to adopt our teaching and learning SaaS offerings and our business and reputation may be materially and adversely affected.

If we are not able to attract students or their families to purchase our other educational products and services, including our personalized self-directed learning product, our business and prospects will be materially and adversely affected.

In December 2021, we started to offer our personalized self-directed learning product to Chinese families to respond to the changes in the regulatory environment and market demands. Since then, we have developed other educational products and services including self-directed learning equipment, other student-facing digital product and content, and educational institution-facing digital education services. Our ability to attract customers to purchase our other educational products and services is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop, adapt or enhance the quality of our other educational products and services to meet the evolving demands of our existing or prospective customers, adapt our promotional activities to changes in market demand, legal regime and administrative practice, enhance our brand equity and awareness to a broader base of potential customers and refine our educational content offered and provide a more localized, personalized and effective learning experience for students.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of the users of our products and services is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings or fail to perform up to expectation after using our products. In addition, our products and services may not be able to satisfy all of our users’ needs. Satisfaction with our product may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our offerings. If students or parents feel that we are not providing them the learning experience they have paid for, they may choose to not to renew their existing subscriptions or obtain a refund for customer advances for products purchases and subscriptions. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, students who fail to improve their performance after using our products or have unsatisfactory studying experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of product subscriptions.

All of these factors may contribute to reduced student engagement and increased challenges in attracting new users to purchase the products or services that we offer. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. In addition, in light of significant regulatory pressure on the education industry, many advertising and promotional channels are reluctant to offer service to any education related products and services, including products and services that are compliant with all applicable laws and regulations such as the Alleviating Burden opinion. As a result, we are facing increased user acquisition cost and may experience more difficulty attracting users for our products and services that are perceived to be highly regulated. If we are unable to attract and retain students to purchase our products and to increase the spending of the users of our products and services, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected;

In September 2021, leveraging the experience and insights we gained from offering our free existing smart in-school classroom solution across mainland China over the last decade, we launched our teaching and learning SaaS offerings. The primary clients of our SaaS offerings are regional educational authorities, which typically require us to go through a stringent procurement and bidding process. Our clients also include public and private schools.

The success of our business depends in large part on our ability to continue to attract new educational authorities and schools to choose our teaching and learning SaaS offerings and keep our existing customers. We have a dedicated sales and service team to solicit leads and bidding opportunities and provide pre-sale consultation and bidding preparation, as well as a dedicated team responsible for building and maintaining the nationwide distribution network of our SaaS offerings. However, we cannot assure you that we will be successful in securing subscriptions and purchases from regional educational authorities due to government budgetary cycles, funding availability, evolving government regulations, competition, failure to effectively market our new products and services and maintain their quality and consistency, or other factors.

In particular, regional educational authorities typically have specific budgetary cycles. Some of them are not used to a standard subscription model and may need time to become familiar with such payment structure. For these customers, we charge them in the form of a lump sum payment as we provide to them certain features of our SaaS offerings including the relevant software licenses for the features we provide. However, it is likely that they will continue to procure similar offerings during subsequent budgetary cycles, such as upgrades or expansions, although they are not contractually bound to do so. These repeat purchases are likely because many regional educational authorities tend to procure sophisticated applications, like our offerings, in stages. In addition, whenever their future needs arise, we have a distinct advantage in securing their future subscriptions or purchases as we have an in-depth understanding of their needs, our offerings are compatible with their existing systems and they can incur less duplicate cost. In fact, we have observed that many of our prominent clients have engaged in the procurement of several related offerings over multiple budgetary cycles.

Regardless of the specific fee structure, any reduction, reallocation or delays in funding for regional educational authorities could adversely impact demand for our products. In addition, we may be unable to identify new areas with sufficient growth potential to expand our product offerings, and demand for our services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in regulatory developments and market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract regional educational authorities, schools and teachers to our teaching and learning SaaS offerings.

To attract new educational authorities and schools, we need to convince educational officials, school officials and teachers, many of whom are used to educating students using traditional methods and may not be used to such digital teaching methods, to invest significant time and resources to adjust the manner in which they teach students. The use of teaching and learning SaaS offerings at schools in mainland China has just emerged in recent years, and many administrators and teachers may have concerns regarding the effectiveness of such products as well as difficulties and time associated with the change of teaching habits. Through the continued improvements of our smart in-school classroom solution, the acceptance of the integration of technology and education in school and use of our smart in-school classroom solution has increased over the past few years and was further accelerated due to the promotion of more efficient and effective homework assignments in light of the Alleviating Burden Opinion. However, it may still take longer than we expected for education bureaus, schools and teachers to change their teaching habit and fully accept our teaching and learning SaaS offerings.

In addition, schools that have adopted our teaching and learning SaaS offerings may experience turnover in their management. There is no assurance that the new management will have an interest in continuing or expanding the adoption of our teaching and learning SaaS offerings in their school, and the new management may attempt to discontinue their relationship with us or stop the subscriptions to or purchases of our teaching and learning SaaS offering. Furthermore, as the Chinese K-12 education curricula are mandated by municipal-level governments and the majority of the schools where our teaching and learning SaaS offerings are adopted are public schools, we face risks and challenges in maintaining our relationships with key participants in municipal public school system. If we are not successful in developing and maintaining relationships with key participants in the municipal public school system or if we are unable to cooperate with such key participants and public schools in an effective manner, we may fail in the maintenance and expansion of the network of schools and teachers adopting our teaching and learning SaaS offerings, and our business and prospects will be materially and adversely affected.

We rely on our dedicated sales team to promote our teaching and learning SaaS offerings. We have a dedicated service team to fulfill the customer service needs. We must continue to recruit, train and retain qualified salespersons and build our distribution network at scale to promote our teaching and learning SaaS offerings effectively and to provide the necessary services. Our sales and service team has a limited operating history as compared to the analogous teams that we deployed for our prior businesses. If they are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their educational needs and feedback, we may be unable to effectively promote the adoption of our teaching and learning SaaS offerings to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to promote our teaching and learning SaaS offerings and attract students to our other educational products and services such as our self-directed learning product, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the positive outcome and feedback from districts, schools and teachers who use our teaching and learning SaaS offerings in their day-to-day teaching, as well as from those families and students who use our other educational products and services, such as our self-directed learning product. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to ensure the high quality of our products and services, which has helped to strengthen our reputation, and to continue the expansion of the network of schools and teachers adopting our teaching and learning SaaS offerings, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, solution or products, regardless of its veracity, we may not be able to expand the network of schools and teachers adopting our teaching and learning SaaS offerings or attract students to our other educational products and services successfully or efficiently, and our business and results of operations may be materially and adversely affected.

If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.

The market for education SaaS businesses and other business initiatives is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict schools’ adoption and renewals of our subscriptions, education demand for our platform, the size, growth rate and expansion of this market, changes in educational needs and focus of the market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market with our teaching and learning SaaS offerings and other business initiatives any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential schools’ willingness to adopt our service and products. Many educational institutions are not used to paying for the type of services we offer on a subscription basis, and we may change our fee structure to cater to their needs. If we or other education SaaS business or other providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our services and products, especially SaaS offerings, do not achieve market adoption in line with our expectations, or there is a reduction in demand caused by a lack of acceptance, technological challenges, the changes in educational needs, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

If we fail to keep up with rapid changes in technologies and educational needs, our future success may be adversely affected.

We utilize our technology and data insights to facilitate the digital transformation and upgrade of Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching as well as to provide personalized and targeted learning and exercise content to improve students’ learning efficiency. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development and changes in educational needs on a timely basis. If we are unable to develop new products that satisfy schools and students’ latest educational needs and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge, such as advanced artificial intelligence technologies, that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our teaching and learning SaaS offerings currently integrate with a number of hardware and software platforms combinations and can be customized to work with even broader situations and infrastructures, and we need to continuously modify and enhance our products and services to adapt to changes and innovation in these technologies. Our SaaS offerings are based on tailored combination of a number of standardized modules covering classroom, question bank, homework assignments, self-learning content and multi-role reporting to suit the needs of different users. We may need to develop more modules to satisfy different schools’ needs or changes in educational needs. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and services to operate effectively with evolving or new technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.

The in-school teaching and learning solutions industry and after-school education industry in mainland China are competitive, and we expect competition in this sector to persist and intensify. We face competition in both mainland China’s educational SaaS market and after-school education market from other educational service providers and other products and services catering to similar demands. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these educational service providers across a range of factors, including, among others, the extent to which the approach and format of our products address customer needs, functions covering diversified educational scenarios and friendly user experience, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar marketing approaches, with different pricing and service packages for in-school educational solutions or after-school self-directed learning products that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their product and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, subscriptions to or purchases of our teaching and learning SaaS offerings and other educational products and services may decrease due to intense competition. If we reduce the price of our offerings or increase spending in response to competition in order to retain or attract students and other personnel, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions that may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase the price level of our offerings, attract and retain key personnel, maintain our competitiveness in terms of the quality of our product and service offerings in a cost-effective manner, we may lose our market share and our profitability may be adversely affected.

Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.

The smart in-school classroom solution industry and the after-school educational products and services industry in the PRC are subject to regulation in mainland China. Relevant rules and regulations are fast-evolving and could be changed to accommodate the development of the education, in particular, markets and the further adoption of smart in-school classroom solutions from time to time.

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. To implement the Alleviating Burden Opinion, the MOE issued a notice on its official website on December 13, 2021, which requires that the previous filing of educational apps under the Opinions on Educational Apps shall be temporarily withdrawn and be subject to review and re-approval. As of the date of this annual report, we have re-filed our in-school apps that form part of our teaching and learning SaaS offerings and are still in the process of preparing the applications for the filing of our educational apps as required under the Opinions on Educational Apps and the above notice. As the Opinions on Educational Apps and its relevant implementation rules are evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The relevant governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by relevant governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Private Education” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-school Tutoring and Online Private Education.”

Given the foregoing, the interpretation and application of the existing laws, regulations, implementation rules and interpretations that govern the online private education industry and the smart in-school classroom solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations, including those under “Item 4. Information on the Company—B. Business Overview—Regulations —Regulation Related to After-School Tutoring and Online Private Education.” It is also uncertain whether and how PRC government authorities would further promulgate new laws, regulations, implementation rules and interpretations applicable to online training institutions and the smart in-school classroom solution industry, including regulation related to in-school electronic devices and those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in mainland China are highly regulated by the PRC government. As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits and make all necessary registration and filings applicable to our business operations in mainland China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We print and provide physical education materials to certain users of our other educational products and services. If the government authorities deem our printing and provision of physical education materials to users as “publication of books” under Administrative Regulations on Publishing, we may be required to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai Hexu, and Beijing Qili Technology Co., Ltd, or Beijing Qili, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, educational content providers like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs or to complete filings as an internet live-streaming platform primarily because there are no implementation rules or explicit interpretation from government authorities deeming internet education services as “internet audio-visual program services”, “radio and television program” and “internet live-streaming services” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, as of the date of this annual report, there are no implementation rules or explicit interpretation from government authorities deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing services” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, each of

Shanghai Hexu and Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, has obtained a Permit for Production and Operation of Radio and TV Programs. Furthermore, Shanghai Hexu, Beijing Yiqi Information, Beijing Qili and Guangzhou Qili Technology Co., Ltd., or Guangzhou Qili, each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. But we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

There can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, recordation, renewals, expansion of scope, and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by the users of our products and services, and our business, financial conditions and operational results may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB1,339.9 million, RMB1,441.9 million and RMB177.9 million (US$25.8 million), respectively, in 2020, 2021 and 2022. We also had negative cash flows from operating activities of RMB523.0 million, RMB1,506.7 million and RMB463.9 million (US$67.3 million), respectively, in 2020, 2021 and 2022. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate enough revenue from our new business initiatives, increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new educational authorities, schools and students, hire educational content development professionals and other personnel, expand our sales and distribution network for teaching and learning SaaS offerings, and strengthen our educational content development and technologies and data analytics capabilities to enhance user experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short-term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our exploration of additional educational services, as any change in the regulatory environment could impact market demands.

We started offering our teaching and learning SaaS offerings since 2021, and our personalized self-directed learning product, a major component of our other educational products and services, since 2021. We aim to continue expanding the coverage of these product and service offerings to meet additional educational needs, as any change in the regulatory environment could impact market demands. Expansions and upgrades to our existing product and service offerings may not be well received by students, teachers and parents, and newly introduced product and service offerings and educational content may not achieve success as expected. Our teaching and learning SaaS offerings may also cover additional education services such as education informatization services for education-related government entities, schools and service providers, which are new business initiatives for us. Our operating history and experience with these new products and services are shorter than our other businesses, which may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

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

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of mainland China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in mainland China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our SaaS offerings, parts of our products or be required to make changes to our educational content for our product and service offerings, applications or other software. As a result, the scope of our educational content for our product and service offerings could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, limit the effectiveness of and slow down the speed of adoption of our smart in-school classroom solution, harm our reputation and have a material adverse effect on our results of operations and financial condition.

We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California, captioned Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 2:22-cv-04937. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On October 24, 2022, the Court appointed Lead Plaintiffs and Lead Counsel. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York under the caption Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 1:22-cv-09843. On January 31, 2023, Lead Plaintiffs filed an Amended Complaint. The Company filed its motion to dismiss the Amended Complaint on March 31, 2023. The case remains in its preliminary stage. We are currently unable to estimate the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. In the event that our initial defense of this case is unsuccessful, there can be no assurance that we will prevail in any appeal. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure, or the CII, means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods or the public interest. In addition, critical information infrastructure operator, or CIIO, identification rules shall be formulated and clarified by the competent departments and supervision and management departments of important industries and sectors, or CII Protection Work Departments, in future legislation. These CII Protection Work Departments will then be responsible for identifying the CII in their respective industries and notifying the operators who are identified as CIIO on timely basis. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, a CIIO that procures internet products and services or a network platform operator that conducts data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users and seek to list abroad shall apply with the Cybersecurity Review Office for a cybersecurity review. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” and the criteria for the determination of “affect or may affect national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or whether our data processing activities would be deemed to affect or may affect national security under PRC law. If we are deemed to be a critical information infrastructure operator or our data processing activities are deemed to affect or may affect national security under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
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

Outbound Data Transfer

•
On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data.

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

Our business may be materially and adversely affected by the effects of the COVID-19 pandemic in mainland China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, schools, and manufacturing facilities across mainland China. Normal economic life throughout mainland China was sharply curtailed. Since we leased offices in certain Chinese cities to support our research and development and daily operations, we took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our third-party service providers were also impacted, which may have led to lower efficiency and quality in services provided to us and the users of our products and services.

The population in most of the major cities was locked down to a greater or lesser extent at various times. In particular, normal in-school education was temporarily suspended. Students were prompted to engage in more online education as they study at home, which has positively affected the online after-school tutoring industry, including us. In addition, the number of schools and teachers that adopted our smart in-school classroom solution also grew more rapidly during this period of temporary school closure and more school administrators and education department officials gained insights into the benefits and advantages of our smart in-school classroom solution and products and became more open to accepting the integration of technology and teaching in the classroom. On the other hand, our various offline marketing and customer acquisition channels were disrupted, and those channels had significant influence on our growth. While further development of the pandemic remains uncertain, our consolidated results of operations for 2020, 2021 and 2022 were not materially affected by the impact of COVID-19.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, which affected our offline marketing and recruitment efforts aimed at promoting our products. These efforts form an important channel for our growth, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience economic challenges such as lower family disposable income, which may impact our business in a materially negative way. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, product mix, financial condition and results of operations in the current and future years.

If third-party education materials publishers and partners refuse to grant us intellectual property rights to educational content on acceptable terms or terminate their agreements with us, or if we are unable to adequately protect their educational content rights, our business could be adversely affected.

We rely on licenses from third-party education materials publishers and partners to distribute digital education textbook content to our school partners, teachers and students and to develop our other education products and services. The contracts or arrangements with most publishers and partners are typically subject to renewal every one to three years and thus the long-term availability of such digital content is affected by potential future changes. If we are unable to secure and maintain the rights to distribute, or otherwise use, the digital content upon terms that are acceptable to us, or if the publishers terminate their agreements with us, we would not be able to acquire such digital content from other sources and our ability to attract more schools and teachers to adopt our teaching and learning SaaS offerings or new students to purchase our other educational products and services and retaining existing schools, teachers and students could be adversely impacted. Some of our licenses give the publisher the right to withdraw our rights to distribute or use the digital content without cause and/or give the publisher the right to terminate the entire license agreement without cause. If a publisher exercises such a right, this could adversely affect our business and results of operations. Moreover, to the extent we are able to secure and maintain rights to distribute, or otherwise use, the digital textbook content, our competitors may be able to obtain the same rights on more favorable terms.

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

We offer refunds for customer advances for our other educational products and services. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student and parent dissatisfaction with our product quality and our educational content offerings, privacy concerns relating to our services, negative publicity regarding us, and any change or development in PRC laws and regulations with respect to fees charged by educational service providers like us. Any refund payments that we may be required to make to our users, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

The success and future growth of our business will be affected by educational authorities, teacher, student and parent acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. However, the integration of technology and education remains a relatively new concept in mainland China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the positive momentum and growing acceptance of our teaching and learning SaaS offering, there is no guarantee that it will also be well received by the broader education and teaching community. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our teaching and learning SaaS offering and our other educational products and services, all of which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce user satisfaction and could harm our reputation and cause our education services to be less attractive to the users of our products and services.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in mainland China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’, students’ and parents’ satisfaction and reduce the attractiveness of our teaching and learning SaaS offerings and other educational products and services, which would result in reduction in the number of teachers using our teaching and learning SaaS offerings and number of students purchasing our other educational products and services. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

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

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our other educational products and services. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our user base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our AI programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and services would be significantly harmed, and they may lose confidence and trust in our products and services. As a result, we may incur significant reputational damage and market share loss.

Any inability to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our products and services less attractive to educational authorities, schools, teachers, students and parents.

In mainland China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to pursue after-school learning to improve their test performance. Accordingly, the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in mainland China.

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

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in mainland China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, educational experts, sales and service representatives and other employees and other workers supplied by third-party service providers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. In particular, we rely on the expertise and experience of Mr. Andy Chang Liu, our founder, chairman and CEO. We also rely on the experience and services from other senior management. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the online education industry is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality and non-compete clauses. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China or we may be unable to enforce them at all.

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

We accept payments through major third-party online payment channels in mainland China, as well as bank transfers for our customers. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

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

We regularly and actively monitor content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of the users of our products and services, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of students or other users suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, the pace at which our SaaS offerings are adopted, the demand for our other educational products and services, results of operations and financial condition may be materially and adversely affected.

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

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. As a result of our continuous cost optimization and efficiency improvement, we have implemented staffing optimization plans and incurred severance costs in connection with employee layoffs. To the extent that we need to continue to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We expect that our labor costs, including wages and employee benefits, will remain relatively stable. Unless we are able to pass on these increased labor costs to our customers by attracting new customers or increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

For our teaching and learning SaaS offerings, we may generate higher net revenues in the third and fourth quarters in the future because of the budgetary cycles of many of our customers that are regional educational authorities. For our other educational products and services, we may generate higher growth in net revenues in the first and third quarters in the future because of increased number of customers during the summer and winter holiday seasons. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. As of February 28, 2023, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018 Plan and the 2020 Plan is 59,899,375, 25,703,602 and 51,520,421, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recorded RMB356.0 million, RMB195.2 million and RMB129.6 million (US$18.8 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in genuine care for children’s education and a deep understanding of students, teachers and schools as well as the evolving education industry in mainland China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

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

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with mainland China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of parents, students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy since early 2020. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 2.3% in 2020, 8.1% in 2021, and 3.0% in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

We lease real properties from third parties primarily for our office in mainland China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

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

Companies operating in mainland China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

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

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our mainland China subsidiaries and foreign-invested enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct such business activities in mainland China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we direct business operations of the VIEs and consolidate financial results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. As a result of these contractual arrangements, we are able to direct the business operations of and are considered the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. In 2020, 2021 and 2022, we derived 95.0%, 99.2 % and 93.9% of our total revenues from the VIEs, respectively.

In the opinion of our PRC legal counsel, Tian Yuan Law Firm, (i) the ownership structure of the VIEs and our WFOEs does not result in any violation of laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by laws of mainland China will not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new laws, regulations, and rules of mainland China may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over Academic AST Institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over Academic AST Institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as cessation of tutoring services related to academic subjects to students from kindergarten through the last year of senior high school. We may take further necessary measures to comply with the current and future laws and regulations of mainland China. However, there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. If occurrences of any of these events results in our inability to direct the activities of the VIEs in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

Although we believe we, our mainland China subsidiaries and the VIEs are not in violation of current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements of mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of mainland China. If the PRC government determines that we or the VIEs do not comply with applicable law, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries that conduct a significant part of our operations.

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, and their shareholders to operate our business in mainland China. These contractual arrangements may not be as effective as direct ownership in directing the business operations of the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to direct the business operations of the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of law and arbitration of mainland China, litigation and other legal proceedings and therefore will be subject to uncertainties in the mainland China legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our ability to direct the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under law of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under law of mainland China. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by law of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with law of mainland China and any disputes would be resolved in accordance with mainland China legal procedures. The legal system in mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the mainland China legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under law of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under law of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the business operations of the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the mainland China legal system could adversely affect us.”

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a mainland China entity or individual designated by us, to the extent permitted by law of mainland China. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our respective VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by mainland China tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by mainland China tax authorities. We could face material and adverse tax consequences if mainland China tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws of mainland China, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for mainland China tax purposes, which could in turn increase their tax liabilities without reducing our mainland China subsidiaries’ tax expenses. In addition, mainland China tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or NPC, promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether the variable interest entities that we direct business operations through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant mainland China government authorities if operating in “restricted” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the business operations of the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the business operations of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Risks Related to Doing Business in China

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our operations are conducted in mainland China, and most of our assets are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in mainland China generally. The economy of mainland China differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over mainland China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the economy of mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 was severe. Any adverse changes in economic conditions in mainland China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy of mainland China, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in mainland China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to mainland China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the mainland China legal system could adversely affect us.

The legal system of mainland China is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China’s judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the legal system of mainland China is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

We conduct our business in mainland China through the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6,

2021, the relevant mainland China government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. From the second half of 2021, a series of other draft laws and regulations concerning cybersecurity and data security were issued for public comment, certain of which have begun to take effect. See also “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” The draft laws and regulations concerning cybersecurity and data security are in the process of being formulated and there are still uncertainties on how the newly promulgated laws and regulations concerning cybersecurity and data security will be interpreted and implemented by the relevant mainland China governmental authorities. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures concerning overseas listing by PRC companies, effective on March 31, 2023. See “—The approval and/or other requirements of the CSRC or other mainland China governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” for details. There remain substantial uncertainties about how the Overseas Listing Trial Measures will be interpreted, or implemented and how they will affect our operations and future overseas offerings.

It remains uncertain how mainland China governmental authorities will regulate overseas listing in general and whether we are required to obtain any other specific regulatory approvals from or complete any specific filing procedures with the CSRC, CAC or any other mainland China governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations further requiring that we obtain their additional approvals or complete additional filings with them for our future offshore offerings, we may be unable to obtain such approvals or complete such filings in a timely manner, or at all, and such approvals and filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval and/or other requirements of the CSRC or other mainland China governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies by using such overseas special purpose vehicle’s shares as a means of payment and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other mainland China regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant mainland China government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, including the Overseas Listing Trial Measures and relevant guidelines, or collectively the New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offering activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to M&A and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other mainland China regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other mainland China regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct all of our operations in mainland China and most of our assets are located in mainland China. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under law of mainland China, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant mainland China market regulation administrative authorities.

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

Mainland China tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by mainland China tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shanghai Hexu and Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the relevant mainland China governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant mainland China governmental authorities. If Shanghai Hexu and Beijing Yiqi Education fail to maintain their HNTE status, experience any increase in the enterprise income tax rate, or face any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if mainland China tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other regulations of mainland China may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or SCNPC, which became effective in 2008 and was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

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

Failure to comply with regulations of mainland China regarding the registration requirements for employee stock ownership plans or share option plans may subject our mainland China plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our mainland China subsidiaries and our mainland China subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under mainland China law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

Regulations of mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under laws of mainland China.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a mainland China individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. Mainland China residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our mainland China subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under mainland China laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify mainland China residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under laws and regulations of mainland China, our mainland China subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our mainland China subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries and VIEs and their subsidiaries. We may make loans to our mainland China subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in mainland China, which are treated as foreign-invested enterprises, or FIEs, under law of mainland China, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by mainland China regulations on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our mainland China subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant mainland China authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a mainland China entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. Furthermore, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain consent from CSRC and relevant competent authorities before they provide relevant documents and materials required by overseas securities regulators for investigation and collection of evidence. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of mainland China may provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of mainland China. While detailed interpretation of or implementation rules under Article 177 and the above provision of the Overseas Listing Trial Measures have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, the required prior consent from CSRC and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks related to the ADS—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The trading price of the ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select Market, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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
any share repurchase program;
•
additions or departures of key personnel;

•
release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•
regulatory developments affecting us or our industry;
•
general economic or political conditions affecting mainland China or elsewhere in the world;
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

We are named as a defendant in putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. See “—We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of February 28, 2023, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 12.0% of our total issued and outstanding share capital and 80.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of the ADSs or our ordinary shares over the following 12 months through October 31, 2022. We accumulatively repurchased approximately US$3.8 million of ADSs under this share repurchase program and the share repurchase program was complete in October 2022. On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. As of December 31, 2022, we accumulatively repurchased approximately US$1.1 million of ADSs under this share repurchase program. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

We are a Cayman Islands exempted company and most of our assets are located in mainland China. All of our current operations are conducted in mainland China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2022. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the fair market value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets (the value of which are partially determined by reference to the market value of our ADSs), it is likely that we were a PFIC for the taxable year ended December 31, 2022, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder will generally be subject to reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, in the absence of certain elections by such holder, we will generally continue to be treated with respect to such holder as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares, even if we subsequently cease to be a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are named as a defendant in putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. See “—We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained the ability to direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu and its shareholders. Subject to the change of shareholders of Shanghai Hexu, the contractual arrangements by and among Shanghai WFOE, Shanghai Hexu and its shareholders was respectively amended and restated in May 2020 and September 2020.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, in February 2019, and further entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, established in July 2019, effectively controls Beijing Yiqi Information. Subject to the change of shareholders of Beijing Yiqi Information, the contractual arrangements by and among Beijing Yiqi Education, Beijing Yiqi Information and its shareholders was amended and restated in September 2020. Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixuan Education & Technology Co., Ltd., or Guangzhou Qixuan, in December 2021. As part of our efforts to streamline our corporate structure, Beijing Yiqi Education entered into a termination agreement with Beijing Yiqi Information and its shareholders to terminate certain contractual arrangements between Beijing Yiqi Education and Beijing Yiqi Information, Beijing Yiqi Information’s shareholders and other relevant parties, and meanwhile our wholly-owned subsidiary Guangzhou Qixuan entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in March 2022 through which Guangzhou Qixuan gained the ability to direct the business operations of Beijing Yiqi Information.

To further expand our business operations, we established Beijing Xiaofeng Online Technology Co., Ltd., or Beijing Xiaofeng, in March 2019, and we gained the ability to direct the business operations of Beijing Xiaofeng through Shanghai WFOE by entering into a series of contractual arrangements with Beijing Xiaofeng and its shareholders in August 2020, and the contractual arrangements are deemed effective from the incorporation of Beijing Xiaofeng. We wound down and deregistered Beijing Xiaofeng in April 2021, because it was not engaged in material business activities.

On November 17, 2021, we changed the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”) from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to ten Class A ordinary shares.

We ceased offering tutoring services related to K-12 Academic AST Services in mainland China by December 31, 2021.

To further expand our business operations, we set up Beijing Qili Technology Co., Ltd., or Beijing Qili, in October 2021 and further entered into a series of contractual arrangements with Beijing Qili and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Qili in October 2021. Further, we established a wholly-owned subsidiary in the British Virgin Islands, 17 Educational Products Limited, in September 2021. 17 Educational Products Limited established a wholly-owned subsidiary in Hong Kong, 17 Glory Limited, in October 2021. 17 Glory Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixiang Technology Co., Ltd., or Guangzhou Qixiang, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Qili and Beijing Qili’s shareholders, and our wholly-owned subsidiary Guangzhou Qixiang entered into a series of contractual arrangements with Beijing Qili and its shareholders in March 2022 through which Guangzhou Qixiang gained the ability to direct the business operations of Beijing Qili since Guangzhou Qixiang’s establishment in December 2021.

To further expand our business operations, we set up Beijing Yiqi Education Technology Development Co., Ltd., or Beijing Yiqi Development, in April 2021 as a subsidiary of Shanghai Hexu. Subject to the change of shareholders of Beijing Yiqi Development, we entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Yiqi Development in November 2021. Further, in September 2021, we established a wholly-owned subsidiary in the Cayman Islands, 17 Technology Limited. In October 2021, 17 Technology Limited established a wholly-owned subsidiary in the British Virgin Islands, 17 Inspire Limited. In October 2021, 17 Inspire Limited established a wholly-owned subsidiary in Hong Kong, 17 Legend Limited, which established a wholly-owned subsidiary in mainland China, Beijing Yiqi Hangfan Technology Co., Ltd., or Beijing

Yiqi Hangfan, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders, and our wholly-owned subsidiary Beijing Yiqi Hangfan entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders in March 2022 through which Beijing Yiqi Hangfan gained the ability to direct the business operations of Beijing Yiqi Development since Beijing Yiqi Hangfan’s establishment in December 2021.

To further expand our business operations, we set up Guangzhou Qili in March 2022 and further entered into a series of contractual arrangements with Guangzhou Qili and its shareholders through which our wholly-owned subsidiary Guangzhou Qixiang gained the ability to direct the business operations of Guangzhou Qili in March 2022.

Our principal executive offices are located at 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 (10) 6479-6786. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at https://ir.17zuoye.com/investor-relations. The information contained on our website is not a part of this annual report.

B.
Business Overview

Overview

We are a leading education technology company in China. Our smart, in-school, teaching and learning SaaS offerings assist students, teachers, schoolmasters and educational authorities across China to achieve data-driven teaching, learning and assessment. We also offer other educational products and services such as personalized self-directed learning product that complement students’ in-school learning. Leveraging the content, data insights and brand recognition that we have accumulated over the past decade, our products and services have seen significant progress since their launch in late 2021, after we transformed our business following the implementation of the Alleviating Burden Opinion in July 2021.

In-school

At our founding, we believed that delivering truly effective education in China requires a focus on in-school learning that is core to the K-12 school system, and as such, we strategically began building our smart in-school classroom solution, including homework and academic assessment products, for K-12 schools in 2012 to empower in-school learning. Over the past decade, we have significantly expanded the product portfolio within our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency improvements to teachers, students and parents in all of their key daily educational activities and enabling them to engage in ways that would be impossible using traditional offline methods.

Beginning in September 2021, we launched our teaching and learning SaaS offerings as an upgrade to our pre-existing smart in-school classroom solution, which had previously been free of charge for teachers, students and parents to use. Our teaching and learning SaaS offerings integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of various participants of the teaching, learning and management scenarios at schools, including students, teachers, schoolmasters and educational authorities. The purchasers of our teaching and learning SaaS offerings are primarily regional educational authorities and schools. We price our teaching and learning SaaS offerings based on a number of factors, including the number of students and schools using our offerings, the particular combination of functions and hardware and the payment structure.

We believe our in-school offerings provide substantial benefits for teachers, students, parents and educational authorities:

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

For educational authorities. We offer educational authorities and schoolmasters comprehensive data-driven management tools to track the performance of students and teachers across classes and schools. Such tools assist school managers to form a more holistic and accurate evaluation of teaching and learning progress, which in turn helping them to form more targeted planning and improvements.

After-school

Historically, online K-12 after-school tutoring courses were our core offerings for the after-school learning scenario. However, in order to ensure compliance with the latest PRC regulations, we ceased offering the K-12 Academic AST Services by the end of December 2021. We have been exploring alternative forms of education products and services to address market needs, including launching our personalized self-directed learning product in late 2021. This product is not a tutoring service and was designed by leveraging our profound insights into student academic performance in school and understanding of local curricula. Our significant presence in K-12 schools across China allows us to align our personalized self-directed learning product and its learning modules with local curriculum and assessment objectives, as well as students’ learning profiles, which emerge as they use our products. Moreover, the trusted relationships we have developed with students and parents provide us with a large and familiar pool of prospective customers for our new products, as well as a community of supporters that provide organic word-of-mouth referrals. We also aim to continue expanding the coverage of our product and service offerings to meet additional educational needs and in response to the changes in the regulatory environment and market demands.

Our Teaching and Learning SaaS Offerings

Our Previous Smart In-School Classroom Solutions

We have been offering free smart in-school classroom solution across China for almost a decade and was a market leader in this segment. Over time, we had significantly expanded the product portfolio of our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency to teachers, students and parents in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods. Our smart in-school classroom solution covers most of the major subjects of K-12 education in China, including nine subjects required in the Gaokao. The core functions of our existing smart in-school classroom solution are free of charge for teachers, students and parents to use.

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

Our New Teaching and Learning SaaS Offerings

We launched our teaching and learning SaaS offerings in September 2021 as an upgrade to our smart in-school classroom solutions, leveraging the experience and insights we have gained and our leading market position. These offerings are provided as a paid solution to educational authorities and schools, and integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of schools, especially the needs associated with in-school homework scenarios, which have been heightened by the Alleviating Burden Opinion issued in July 2021.

We developed our teaching and learning SaaS offerings by building upon our deep understanding of teaching and learning scenarios, AI capabilities, data insights, content and brand power that we have accumulated over the past ten years. These offerings help schools and teachers digitalize traditionally teaching resources to build an “internet + education” platform, achieve data synchronization across different education functions, and gain holistic insights about their teaching and students’ learning. Our teaching and learning SaaS offerings are built around independently configurable modules, with each module covering a distinct in-school learning scenario. The scenarios covered include classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, among others. This digitalization helps to increase the efficiency and effectiveness of homework assignments, as well as core teaching and learning scenarios. Our teaching and learning SaaS offerings are intended to reduce the burden of both teachers and students as it is designed to improve the efficiency of homework assignments and related teaching and learning scenarios.

In addition to our teaching and learning SaaS offerings, we are also exploring and developing hardware offerings and integration to enhance the user experience and efficiency of our in-school offerings, through better data collection and interaction, and additional matching educational contents and services for students to learn better once issues are identified by our teaching and learning SaaS offerings.

School Coverage and User Base

We have established a strong national footprint within China’s K-12 education system through almost a decade of expansion and growth. Through our high-quality and effective free in-school products, we have amassed a large and highly engaged user community for our existing smart in-school classroom solution. Historically, our free smart in-school classroom solution had cumulatively serviced over 1.0 million verified teacher users, more than 50.0 million verified student users and close to 50.0 million registered parent users, and was used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in mainland China.

We launched our teaching and learning SaaS offerings in September 2021. In October 2021, we secured a “precision teaching and adaptive learning system based on intelligent homework” contract with the Minhang District of Shanghai. In 2022, we successfully delivered the precision teaching and adaptive learning system covering the whole Minhang district in Shanghai and this learning system has been used regularly throughout the teaching and learning process and has been well received by teachers, schools and educational authorities during the COVID-19 pandemic. As of the date of this prospectus, in Minhang District in Shanghai, 100% of the 128 public schools have adopted our teaching and learning SaaS offering, which has cumulatively served over 120,000 students complete over 16 million homework assignments. Our teaching and learning SaaS offering not only improved the educational quality and operational efficiency of public schools in Minhang District, but also served as a key data collection and analysis tool for the implementation of Minhang District’s data-driven Individualized Teaching initiative.

In 2022, we also (i) secured an intelligent in-class and homework SaaS service contract with the Changning District of Shanghai, under which our precision teaching and adaptive learning system were used to promote digitalization of teaching and learning with visualized data to facilitate school management and student development; (ii) secured two contracts with the Xicheng District of Beijing to help build an online integrated student evaluation platform and an integrated student learning performance evaluation platform; and (iii) launched strategic cooperation and pilot school programs in relation to digitalized homework and teaching platforms across different districts in Shanghai and other cities of China. As of December 31, 2022, our teaching and learning SaaS offerings are used in over 90 cities across 29 provincial-level regions in mainland China. We are currently in discussions with a number of regional educational authorities across China regarding the adoption of our teaching and learning SaaS offerings.

With our experiences and insights accumulated over the past year and a half, we have developed a standardized, replicable model of integrated digital solutions in the form of teaching and learning SaaS offerings and related value-add services. We are also seeing increasing acceptance of the SaaS subscription model, compared with the previously more dominant one-time purchase model in the industry. We expect to leverage our experience, including our successful collaboration with the educational authority in Minhang District in Shanghai, to expand our geographical reach to more Districts and more cities throughout China.

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

Other Educational Products and Services

We have been exploring alternative forms of education products and services to address market needs and in response to changes in the regulatory environment. We offer a variety of educational products and services bolstered by our exceptional capability to create educational content and our advanced technologies. One of our major products was our personalized self-directed learning product, which constituted the majority of our net revenue from other educational products and services in 2022. Our other educational products and services also include membership-based premium educational content subscriptions to our selected proprietary offerings, including à la carte workbooks, study plans and associated services, available on our parent application. We may also develop and launch other products and services as regulatory environment and market conditions evolve.

From December 2021, we launched our personalized self-directed learning product, with the goal of satisfying families’ educational needs after the implementation of Alleviating Burden Opinion. It utilizes our technology and data insights to provide personalized and targeted learning and exercise content that is designed to improve students’ learning efficiency help them form good learning habits. The product is not a tutoring service and is designed to be compliant with the current PRC regulatory landscape.

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

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2022, we had 36 content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

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

After-School Content

Our development professionals combine our accumulated education experience and our multi-dimensional, mission-critical in-school learning data to develop content of our other educational products and services. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of each month’s study package. As an integral part of our after-school content offerings, we also utilize our algorithm and data analytics capabilities to develop and recommend highly personalized after-class exercises and academic assessments that are complementary to students’ in-school education for our tutors to administer. We continually update and improve content of our product after each semester based on students’ and parents’ feedback and the latest insights we have gained from our in-school products.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2022, we had a team of 164 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

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

Sales, Marketing and Customer Service

Teaching and Learning SaaS Offerings

The primary clients of our teaching and learning SaaS offerings are regional educational authorities, which typically require us to go through a stringent procurement and bidding process. To that end, we primarily rely on our dedicated sales and service team to solicit leads and bidding opportunities, provide pre-sale consultation and prepare for the bidding process. We also have a dedicated team responsible for building and maintaining the nationwide distribution network of our SaaS offerings.

Other Educational Products and Services

We market our other educational products and services, including our personalized self-directed learning product, and strengthen our brand recognition primarily through our proprietary user community at the moment. We leverage word-of-mouth referrals generated based on our general brand recognition and trust from prior users of our various products.

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
•
ability to provide products and services to end-users and distributors at competitive price points;
•
maintenance of sales networks in China;
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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2022, we had registered 304 trademarks, 137 patents, 96 software copyrights and 115 domain names in China.

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

Regulations

We operate our business in mainland China under a legal regime created and made by PRC lawmakers consisting of the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the State Administration of Press Publication Radio Film and Television). This section summarizes the principal PRC regulations related to our business.

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

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations that govern the online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry, which could adversely affect our business, financial condition, results of operations and prospects.”

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

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019, which, among other things, requires that online after-school training institutions shall file with the competent provincial education regulatory authorities.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent educational authority; and (iv) Educational Apps adopted by educational authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects, or Academic AST Institutions, for students in compulsory education, and the existing Academic AST Institutions shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing must be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions for pre-school-age children and new after-school tutoring institutions providing tutoring services on academic subjects for students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the 2022 Work Points of MOE, which specifies that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be strictly implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On September 9, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021, and all Academic AST Institutions for students in compulsory education shall, before completing such registration, suspend enrollment of students and charging fees.

On September 18, 2021, the MOE further published on its official website that the General Office of MOE, together with five other government authorities, issued a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities to obtain the private school operating permit by the end of 2021, and all online Academic AST Institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, as many of these regulations for online education are relatively new and the enforcement practices are evolving, we cannot assure you that our current services will not be deemed to be non-compliant in the future. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry, which could adversely affect our business, financial condition, results of operations and prospects.”

Regulation Relating to Foreign Investment

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in mainland China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in mainland China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

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

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, as last amended on March 29, 2022, are the key regulations for foreign direct investment in telecommunications companies in mainland China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. An FIE that intends to operate the value-added telecommunications business must obtain approvals from the MIIT and obtain a Telecommunications Business Operating License.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 14, 2022 and came into effect on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

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

Regulation Relating to Advertising and Promotion

The principal regulations governing advertising businesses in mainland China are the PRC Advertising Law, as last amended on April 29, 2021, and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in mainland China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following content: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

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

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of mainland China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

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

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside mainland China, unless prior approval of SAFE or its local counterparts has been obtained.

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

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9. PBOC established a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in mainland China including the branches of foreign banks registered in mainland China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period starting from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

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

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas-listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Under the PRC EIT Law, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

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

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. The New Filing Rules consist of six sets of rules, including the Trial Administration Measure of Overseas Securities Offerings and Listings by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. The New Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection, or the NAPSS, and the National Archives Administration of China, or the SAAC, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas International Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. The Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, the Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the New Filing Rules, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

Anti-Monopoly Law

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was amended in June 2022 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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
(5)
Shareholders of Guangzhou Qili and their respective shareholdings in Guangzhou Qili and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai WFOE, Guangzhou Qixiang, Guangzhou Qixuan and Beijing Yiqi Hangfan are our PRC subsidiaries, which we refer to as our WFOEs in this annual report, and they are foreign-invested enterprises under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in mainland China through Shanghai Hexu, Beijing Yiqi Information, Beijing Yiqi Development, Beijing Qili and Guangzhou Qili, which we refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

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

Arrangements that enable us to direct the activities of the VIEs

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

In July 2022, each of Guangzhou Qili’s shareholders entered into a power of attorney relating to the authorization of Guangzhou Qixiang, each of which includes terms substantially similar to the powers of attorneys relating to Beijing Yiqi Information as described above, respectively.

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

In July 2022, Guangzhou Qixiang, Guangzhou Qili and Guangzhou Qili’s shareholders entered into an equity interest pledge agreement, which includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Shanghai Hexu, Beijing Yiqi Development and Beijing Qili with the relevant office of the State Administration for Market Regulation in accordance with the PRC Property Rights Law. We have not completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to Beijing Yiqi Information and Guangzhou Qili.

Agreements that allow us to receive economic benefits from the VIEs

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

In July 2022, Guangzhou Qixiang, Guangzhou Qili and Guangzhou Qili’s shareholders entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Beijing Yiqi Information as described above.

Agreements that provide us with the option to purchase the equity interests in the VIEs

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

In July 2022, Guangzhou Qixiang, Guangzhou Qili and Guangzhou Qili’s shareholders entered into an exclusive call option agreement, which includes terms substantially similar to the exclusive call option agreement relating to Beijing Yiqi Information as described above.

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

The spouse of each Guangzhou Qili’s shareholder respectively executed a consent letter in July 2022, as applicable, which includes terms substantially similar to the consent letters relating to Beijing Yiqi Information as described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report:

•
the ownership structures of the VIEs and our WFOEs in mainland China currently are not in violation of applicable laws and regulations of mainland China currently in effect; and
•
the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by laws of mainland China are valid, binding and enforceable, and will not result in any violation of applicable laws and regulations of mainland China currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, mainland China regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the mainland China legal system could adversely affect us.”

D.
Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of December 31, 2022 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	9.0	1.0—5.0
Others	5.0	3.0—4.0
Total	14.0

We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

A.
Operating Results

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution, which has been upgraded to our teaching and learning SaaS offering since 2021, delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools on a cumulative basis. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer other educational products and services, such as our personalized self-directed learning product, to complement students’ in-school learning with a higher level of personalization. Historically, we generated the vast majority of our revenues from our online K-12 tutoring services, which accounted for 94.1% and 97.4% of our total net revenues in 2020 and 2021, respectively. However, in order to comply with the latest PRC regulations, pursuant which prohibit providing tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services in December 2021.

Our net revenues increased by 68.8% from RMB1,294.4 million in 2020 to RMB2,184.5 million in 2021, and further decreased by 75.7% to RMB531.1 million (US$77.0 million) in 2022. We generated a net loss of RMB1,339.9 million, RMB1,441.9 million and RMB177.9 million (US$25.8 million) in 2020, 2021 and 2022, respectively.

General Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. Our results of operations are also subject to changes in the regulatory landscape affecting China’s education industry, particularly uncertainties relating to both in-school and after-school educational services. For example, on July 24, 2021, the

General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details. As a result, we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to the regulatory developments in China to maintain our continued operations. We may become subject to fines or other penalties or be required to terminate certain operations, and we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry, which could adversely affect our business, financial condition, results of operations and prospects.”

In addition, the PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See the risk factors presented under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” with the captions “We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “The approval and/or other requirements of the CSRC or other mainland China governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to execute new business strategies

We launched our teaching and learning SaaS offerings and personalized self-directed learning product, which was a major component of our other educational products and services, in 2022, after the implementation of the Alleviating Burden Opinion in July 2021. Our results of operations are significantly affected by the success of these new business strategies. To successfully execute these new strategies, we need to develop and improve the corresponding products and services and address our customers’ needs in a timely manner. Our ability to market our teaching and learning SaaS offerings will not only depend on our ability to develop functions and systems that are closely aligned with China’s digital transformation of its public schools, but also on our ability to establish strong nationwide sales and services teams. The success of our other educational products and services, including our personalized self-directed learning product, will depend on our ability to efficiently combine our insights into the academic profiles of students of different background and our accumulated content library into a well-designed integral package that helps students effectively achieve their learning goals, as well as to attract students to pay for it in a cost-efficient way.

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

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. The increases in such expenses are in line with our continuous efforts to enhance the quality and breadth of our in-school and after-school educational products and services, particularly including the initial expenses in talent recruitment needed to lay the foundation in terms of technological and content development capacity to support our growth in product subscriptions. Our research and development expenses also decreased as a percentage of our net revenues from 2021 to 2022 as our operational scale expanded as well as we enhanced our cost control capabilities. We will continue to optimize our content and enhance our technologies to attract new educational authorities, schools and students and improve our operating efficiency.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has also broadly affected China’s education industry. Due to the public health concerns and the need for higher efficiency by relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for teaching and learning SaaS offerings in China since the outbreak of COVID-19. However, the Chinese and world’s economy in general and our operations in particular has experienced pressure and slowdown during the COVID-19 outbreaks. In the first half of 2022, local government’s administrative priority and budget were also diverted towards COVID-19 relief efforts, which had a downward pressure on the demand growth for our teaching and learning SaaS offerings. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak” and “—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Key Components of Results of Operations

Net revenues

In 2020 and 2021, we derived the vast majority of our net revenues from the course fees that we charge for our large-class after-school tutoring courses. In 2022, due to the cessation of the Company's online K-12 tutoring services by the end of 2021 in order to be compliant with the PRC regulations, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	—	—	—	—	115,365	16,726	21.7
Other educational products and services	75,807	5.9	55,910	2.6	415,699	60,271	78.3
Online K-12 tutoring services	1,218,564	94.1	2,128,610	97.4	—	—	—
Total	1,294,371	100.0	2,184,520	100.0	531,064	76,997	100.0

Our online K-12 tutoring services contributed 94.1% and 97.4%, respectively, of our total revenues in 2020 and 2021. In compliance with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services by the end of December 2021. This has materially and adversely affected and will materially and adversely affect our financial condition and results of operations in 2022 and subsequent periods.

In 2022, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. The majority of our net revenue in 2022 came from our other educational products and services, which in 2022 consisted primarily of our personalized self-directed learning product. The larger revenue share of our other educational products and services was a result of the relatively faster ramp-up of our student-facing products and services given our large accumulated user base. Our teaching and learning SaaS offerings has taken a longer time to ramp-up in scale given its different user base and longer business cycle. However, we expect our teaching and learning SaaS offerings to become an increasingly important source of our net revenue going forward, given the significant market potential and the strength of our offerings.

Net revenues from other educational products and services in 2020 and 2021 primarily consisted of the subscription fees we charged for our membership-based premium educational content, with subscription periods ranging from 15 days to one year. In 2022, a majority of our net revenues from other educational products and services came from our personalized self-directed learning product and the remaining from subscription fees for our membership-based premium educational content.

Cost of revenues

Our cost of revenues primarily consists of compensation costs, educational products and materials and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future due to our continuous cost optimization.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Compensation costs	327,590	25.3	608,903	27.9	112,386	16,294	21.2
Educational products and materials	67,656	5.2	84,575	3.9	58,944	8,546	11.1
Other costs	100,425	7.8	184,758	8.4	34,878	5,057	6.5
Total	495,671	38.3	878,236	40.2	206,208	29,897	38.8

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for our (i) instructors and tutors of our online K-12 tutoring services and (ii) consultants and other staff who provide services for customers of our other educational products and services.

Educational products and materials. Our educational products and materials primarily include costs of educational products and materials of our other educational products and services, teaching materials provided to students of our paid courses and the logistics costs.

Other costs. Our other costs of revenues primarily include rental costs for our office space, costs for the bandwidth required for our livestreaming courses, depreciation of the properties and equipment, and administrative costs for our course offerings.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and impairment for property and equipment, right-of-use assets and rental deposits. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,097,932	84.9	1,412,873	64.7	79,129	11,473	14.9
Research and development expenses	614,770	47.5	800,163	36.6	235,846	34,194	44.4
General and administrative expenses	420,114	32.4	445,440	20.4	221,029	32,046	41.6
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	121,294	5.6	—	—	—
Total	2,132,816	164.8	2,779,770	127.3	536,004	77,713	100.9

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

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Promotional course expenses	487,499	37.7	697,470	31.9	—	—	—
Salaries and welfare	258,881	20.0	432,201	19.8	96,130	13,938	18.1
Other expenses	351,552	27.2	283,202	13.0	(17,001)	(2,465)	(3.2)
Total	1,097,932	84.9	1,412,873	64.7	79,129	11,473	14.9

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to be relatively stable in the foreseeable future. The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	480,536	37.1	639,214	29.3	176,765	25,628	33.3
Other expenses	134,234	10.4	160,949	7.3	59,081	8,566	11.1
Total	614,770	47.5	800,163	36.6	235,846	34,194	44.4

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

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	347,090	26.8	259,272	11.9	139,929	20,288	26.3
Other expenses	73,024	5.6	186,168	8.5	81,100	11,758	15.3
Total	420,114	32.4	445,440	20.4	221,029	32,046	41.6

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

Hong Kong

Our subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited, are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 and 2022.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu Information Technology Co., Ltd and Beijing Yiqi Education & Technology Co., Ltd. qualified as High and New Technology Enterprises, or HNTEs, in 2022 and 2021 respectively, which reduced their enterprise income tax rate to 15%. Their current HNTE statuses are set to expire in 2024 and 2023 respectively.

Our educational services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% or 13% for general-VAT-payer entities in accordance with PRC tax rules.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	—	—	—	—	115,365	16,726	21.7
Other educational products and services	75,807	5.9	55,910	2.6	415,699	60,271	78.3
Online K-12 tutoring services	1,218,564	94.1	2,128,610	97.4	—	—	—
Total net revenues	1,294,371	100.0	2,184,520	100.0	531,064	76,997	100.0
Cost of revenues(1)	(495,671)	(38.3)	(878,236)	(40.2)	(206,208)	(29,897)	(38.8)
Gross profit	798,700	61.7	1,306,284	59.8	324,856	47,100	61.2
Operating expenses(1)
Sales and marketing expenses	(1,097,932)	(84.9)	(1,412,873)	(64.7)	(79,129)	(11,473)	(14.9)
Research and development expenses	(614,770)	(47.5)	(800,163)	(36.6)	(235,846)	(34,194)	(44.4)
General and administrative expenses	(420,114)	(32.4)	(445,440)	(20.4)	(221,029)	(32,046)	(41.6)
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	(121,294)	(5.6)	—	—	—
Total operating expenses	(2,132,816)	(164.8)	(2,779,770)	(127.3)	(536,004)	(77,713)	(100.9)
Loss from operations	(1,334,116)	(103.1)	(1,473,486)	(67.5)	(211,148)	(30,613)	(39.7)
Interest income	8,422	0.7	24,573	1.2	11,352	1,646	2.1
Interest expense	(2,925)	(0.2)	—	—	—	—	—
Foreign currency exchange (loss) gain	(15,557)	(1.2)	2,326	0.1	159	23	—
Other income, net	4,268	0.3	4,674	0.2	21,765	3,156	4.1
Loss before provision for income tax	(1,339,908)	(103.5)	(1,441,913)	(66.0)	(177,872)	(25,788)	(33.5)
Net loss	(1,339,908)	(103.5)	(1,441,913)	(66.0)	(177,872)	(25,788)	(33.5)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	35,077	2.7	25,776	1.2	17,305	2,509	3.3
Research and development expenses	68,688	5.3	60,002	2.7	28,624	4,150	5.4
General and administrative expenses	252,273	19.5	109,436	5.0	83,629	12,125	15.7
Total	356,038	27.5	195,214	8.9	129,558	18,784	24.4

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues decreased from RMB2,184.5 million in 2021 to RMB531.1 million (US$77.0 million) in 2022, representing a year-over-year decrease of 75.7%. This decrease was primarily driven by the cessation of our online K-12 tutoring services by the end of 2021 and the steady progress of our business transformation. Our other educational products and services, particularly our personalized self-directed learning product, have generated the majority of our net revenue, as we leveraged our existing user base to quickly ramp-up our offering in this space. As our SaaS business expands, we anticipate it will contribute an increasingly larger proportion of our revenue. Although we intend to strategically focus on our teaching and learning SaaS offering going forward, it will take time for our new business strategies to develop and to generate significant revenue, as a result of its different client base and longer business cycle.

•
Online K-12 tutoring services. Net revenues from our online K-12 tutoring services decreased from RMB2,128.6 million in 2021 to nil in 2022 as we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to the regulatory developments in China to maintain our continued operations.
•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from nil in 2021 to RMB115.4 million (US$16.7 million) in 2022.
•
Other educational products and services. Net revenues from our other educational products and services increased from RMB55.9 million in 2021 to RMB415.7 million (US$60.3 million) in 2022.

Cost of revenues

Our cost of revenues decreased from RMB878.2 million in 2021 to RMB206.2 million (US$29.9 million) in 2022, which was largely in line with the decrease in net revenues.

•
Compensation costs. Our compensation costs decreased from RMB608.9 million in 2021 to RMB112.4 million (US$16.3 million) in 2022, primarily due to staff optimization in line with our business adjustment.
•
Educational products and materials. Our educational products and materials decreased from RMB84.6 million in 2021 to RMB58.9 million (US$8.5 million) in 2022, primarily due to the cessation of our online K-12 tutoring services.
•
Other costs. Our other costs of revenues decreased from RMB184.8 million in 2021 to RMB34.9 million (US$5.1 million) in 2022, primarily due to decreased rental costs for office space and livestreaming space, depreciation, bandwidth cost, cancellation of loyalty points previously granted to customers of online K-12 tutoring services, as well as other administrative costs in line with our business adjustment.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB1,306.3 million in 2021 to RMB324.9 million (US$47.1 million) in 2022. The decrease was generally in line with the decrease in our net revenues. Our gross margin increased from 59.8% in 2021 to 61.2% in 2022 due to improvement in our operation leverage.

Operating expenses

Our total operating expenses decreased from RMB2,779.8 million in 2021 to RMB536.0 million (US$77.7 million) in 2022, including RMB129.6 million (US$18.8 million) of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,412.9 million in 2021 to RMB79.1 million (US$11.5 million) in 2022, including RMB17.3 million (US$2.5 million) of share-based compensation expenses. This decrease was mainly driven by the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

•
Promotional course expenses. Promotional course expenses decreased from RMB697.5 million in 2021 to nil in 2022, primarily due to the cessation of our online K-12 tutoring services.
•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB432.2 million in 2021 to RMB96.1 million (US$13.9 million) in 2022, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses decreased from RMB283.2 million in 2021 to negative RMB17.0 million (negative US$2.5 million) in 2022, primarily due to decreased advertising expenditures, rental cost and the cancellation of loyalty points previously granted to customers of our free in-school products.

Research and development expenses. Our research and development expenses decreased from RMB800.2 million in 2021 to RMB235.8 million (US$34.2 million) in 2022, including RMB28.6 million (US$4.2 million) of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB639.2 million in 2021 to RMB176.8million (US$25.6 million) in 2022. The decrease was primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other research and development expenses decreased from RMB160.9 million in 2021 to RMB59.1 million (US$8.6 million) in 2022, primarily due to decreases in rental cost, depreciation and content development cost related to online K-12 tutoring services.

General and administrative expenses. Our general and administrative expenses decreased from RMB445.4 million in 2021 to RMB221.0 million (US$32.0 million) in 2022, including RMB83.6 million (US$12.1 million) of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB259.3 million in 2021 to RMB139.9 million (US$20.3 million) in 2022, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other general and administrative expenses decreased from RMB186.2 million in 2021 to RMB81.1 million (US$11.8 million) in 2022 due to decreases in rental cost, depreciation and professional service expenses primarily incurred prior to the implementation of the Alleviating Burden Opinion.

Impairment for property and equipment, right-of-use assets and rental deposits. Our impairment for property and equipment, right-of-use assets and rental deposits in 2022 was nil compared with RMB121.3 million in 2021. As a result of the changes in regulatory environment, we performed impairment assessments on its long-term assets and recognized impairment losses in 2021, which were primarily associated with the leasehold improvements of selected office spaces, early termination of rental contracts and abandoned electronic equipment while we exited the online K-12 tutoring services. We did not recognize impairment losses in 2022.

Loss from operations

Our loss from operations decreased from RMB1,473.5 million in 2021 to RMB211.1 million (US$30.6 million) in 2022. Loss from operations as a percentage of net revenues in 2022 was negative 39.7%, narrowing from negative 67.5% in 2021. The improvement was due to improvement in overall operational efficiency.

Interest income

Our interest income decreased from RMB24.6 million in 2021 to RMB11.4 million (US$1.6 million) in 2022, primarily due to a decrease in our cash and cash equivalents.

Net loss

As a result of the foregoing, our net loss decreased from RMB1,441.9 million in 2021 to RMB177.9 million (US$25.8 million) in 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net revenues

Our net revenues increased from RMB1,294.4 million in 2020 to RMB2,184.5 million in 2021, representing a year-over-year increase of 68.8%. This increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

•
Online K-12 tutoring services. Net revenues from our online K-12 tutoring services increased from RMB1,218.6 million in 2020 to RMB2,128.6 million in 2021, representing a year-over-year increase of 74.7%.
•
Other educational services. Net revenues from our other educational services decreased from RMB75.8 million in 2020 to RMB55.9 million in 2021.

Cost of revenues

Our cost of revenues increased from RMB495.7 million in 2020 to RMB878.2 million in 2021. This increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs as the Company provided services to more students, which was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period.

•
Compensation costs. Our compensation costs increased from RMB327.6 million in 2020 to RMB608.9 million in 2021, generally in line with the growth in our revenue from online K-12 tutoring services prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for workforce adjustment to the instructors and tutors after the implementation of the Alleviating Burden Opinion.
•
Educational products and materials. Our educational products and materials increased from RMB67.7 million in 2020 to RMB84.6 million in 2021, generally in line with the growth in our revenue from online K-12 tutoring services prior to the implementation of the Alleviating Burden Opinion.
•
Other costs. Our other costs of revenues increased from RMB100.4 million in 2020 to RMB184.8 million in 2021, primarily due to increased rental and administrative costs associated with the growth of our after-school tutoring services prior to the implementation of the Alleviating Burden Opinion.

Gross profit

As a result of the foregoing, our gross profit increased from RMB798.7 million in 2020 to RMB1,306.3 million in 2021. The increase was primarily driven by the increase in net revenues. Our gross margin decreased from 61.7% in 2020 to 59.8 % in 2021 due to the impact from the Alleviating Burden Opinion and corresponding severance costs associated with workforce adjustments.

Operating expenses

Our total operating expenses increased from RMB2,132.8 million in 2020 to RMB2,779.8 million in 2021, including RMB195.2 million of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB1,097.9 million in 2020 to RMB1,412.9 million in 2021, including RMB25.8 million of share-based compensation expenses. This increase was mainly driven by an increase in promotional course expenses as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s online K-12 tutoring services, primarily during the period prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the sales and marketing personnel after the implementation of the Alleviating Burden Opinion.

•
Promotional course expenses. Promotional course expenses increased from RMB487.5 million in 2020 to RMB697.5 million in 2021, primarily due to expenses related to enhanced promotional efforts for our after-school tutoring services prior to the implementation of the Alleviating Burden Opinion.
•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB258.9 million in 2020 to RMB432.2 million in 2021, primarily due to the increase in the number of our sales and marketing staff members prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the sales and marketing personnel after the implementation of the Alleviating Burden Opinion.
•
Other expenses. Other sales and marketing expenses decreased from RMB351.6 million in 2020 to RMB283.2 million in 2021, primarily due to the decrease in advertising expenditures as the result of the changes in regulatory environment.

Research and development expenses. Our research and development expenses increase from RMB614.8 million in 2020 to RMB800.2 million in 2021, primarily due to an increase in salaries and welfare for research and development personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the research and development personnel after the implementation of the Alleviating Burden Opinion.

•
Salaries and welfare. Salaries and welfare for our research and development personnel increased from RMB480.5 million in 2020 to RMB639.2 million in 2021. The increase was primarily due to an increase in salaries and welfare for research and development personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the research and development personnel after the implementation of the Alleviating Burden Opinion.
•
Other expenses. Other research and development expenses increased from RMB134.2 million in 2020 to RMB160.9 million in 2021, primarily due to the increased rental expenses and various expenses for content development activities prior to the implementation of the Alleviating Burden Opinion.

General and administrative expenses. Our general and administrative expenses increased from RMB420.1 million in 2020 to RMB445.4 million in 2021, including RMB109.4 million of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB347.1 million in 2020 to RMB259.3 million in 2021, primarily due to the impact of the share-based compensation expenses. The share-based compensation expenses allocated to general and administrative expenses decreased from RMB252.3 million in 2020 to RMB109.4 million in 2021, primarily due to the share-based compensation expenses of RMB140.7 million related to the restricted share units granted to our founder under the 2020 Plan in 2020 as well as the incremental costs as a result of the modification to options in March 2020. The decrease of share-based compensation expense was partially offset by the increase in salaries and welfare for general and administrative personnel prior to the implementation of the Alleviating Burden Opinion, as well as severance costs for adjustment to the general and administrative personnel after the implementation of the Alleviating Burden Opinion.
•
Other expenses. Other general and administrative expenses increased from RMB73.0 million in 2020 to RMB186.2 million in 2021 due to an increase in rental expenses and professional service expenses mainly prior to the implementation of the Alleviating Burden Opinion.

Impairment for property and equipment, right-of-use assets and rental deposits. Our impairment for property and equipment, right-of-use assets and rental deposits in 2021 was RMB121.3 million, compared with nil in 2020. As a result of the changes in regulatory environment, the Company performed impairment assessments on its long-term assets and recognized impairment losses in 2021, which were primarily associated with the leasehold improvements of selected office spaces, early termination of rental contracts and abandoned electronic equipment while we exited the online K-12 tutoring services.

Loss from operations

Our loss from operations increased from RMB1,334.1 million in 2020 to RMB1,473.5 million in 2021. Loss from operations as a percentage of net revenues in 2021 was negative 67.5%, narrowing from negative 103.1% in 2020. The improvement was due to improvement in overall operational efficiency.

Interest income

Our interest income increased from RMB8.4 million in 2020 to RMB24.6 million in 2021, primarily due to a higher average excess cash balance of the year due to the IPO proceeds we received in December 2020.

Net loss

As a result of the foregoing, our net loss increased from RMB1,339.9 million in 2020 to RMB1,441.9 million in 2021.

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

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings of online K-12 tutoring services to net revenues of our online K-12 tutoring services for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues of online K-12 tutoring services	1,218,564	2,128,610	—	—
Add: VAT and surcharges	73,114	125,788	—	—
Add: ending deferred revenue related to online K-12 tutoring services	564,911	—	—	—
Add: ending refund liability related to online K-12 tutoring services	22,869	—	—	—
Less: beginning deferred revenue related to online K-12 tutoring services	218,919	564,911	—	—
Less: beginning refund liability related to online K-12 tutoring services	5,907	22,869	—	—
Gross billings of online K-12 tutoring services (non-GAAP)	1,654,632	1,666,618	—	—

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.
Liquidity and Capital Resources

The following table sets forth a selected of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(522,988)	(1,506,692)	(463,926)	(67,263)
Net cash used in investing activities	(89,504)	(117,603)	(8,931)	(1,296)
Net cash generated from (used in) financing activities	2,797,421	952	(33,857)	(4,909)
Effect of exchange rate changes	(38,499)	(30,891)	43,942	6,372
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,146,430	(1,654,234)	(462,772)	(67,096)
Cash, cash equivalents and restricted cash at the beginning of the year	688,702	2,835,132	1,180,898	171,214
Cash, cash equivalents and restricted cash at the end of the year	2,835,132	1,180,898	718,126	104,118

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2020, 2021 and 2022, our cash, cash equivalents and restricted cash were RMB2,835.1 million, RMB1,180.9 million and RMB718.1 million (US$104.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2020, 2021 and 2022, our prepaid expenses and other current assets were RMB211.4 million, RMB161.8 million and RMB140.9 million (US$20.4 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid other service fees, receivables for disposal of property and equipment, deposits, receivables from third-party payment platforms, prepaid rental expenses and others.

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

As of December 31, 2022, 31.3% and 68.7% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 23.6% were denominated in Renminbi and 76.4% were denominated in U.S. dollars. As of December 31, 2022, 21.8% of cash and cash equivalents were held by the VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2022. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organization Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Organizational Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the VIEs in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities in 2022 was RMB463.9 million (US$67.3 million). The difference between net cash used in operating activities and net loss of RMB177.9 million (US$25.8 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB129.6 million (US$18.8 million) and noncash lease expenses of RMB34.2 million (US$5.0 million), and changes in operating assets and liabilities that primarily include a decrease of RMB233.1 million (US$33.8 million) in accrued expenses and other current liabilities, a decrease of RMB121.0 million (US$17.5 million) in operating lease liabilities and a decrease of RMB201.5 million (US$29.2 million) in deferred revenue and customer advances, partially offset by a decrease of RMB89.7 million (US$13.0 million) in operating lease right-of-use assets.

Net cash used in operating activities in 2021 was RMB1,506.7 million. The difference between net cash used in operating activities and net loss of RMB1,441.9 million in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB195.2 million, impairment for property and equipment, right-of-use assets and rental deposits of RMB121.3 million and noncash lease expenses of RMB100.8 million, and an increase in working capital mainly resulted from a decrease of RMB354.4 million in deferred revenue and customer advances, a decrease of RMB127.4 million in accrued expenses and other current liabilities and a decrease of RMB40.3 million in operating lease liabilities.

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

Investing activities

Net cash used in investing activities in 2022 was RMB8.9 million (US$1.3 million), primarily due to investment in available-for-sale investments of RMB19.5 million (US$2.8 million) and purchase of property and equipment of RMB2.8 million (US$0.4 million), partially offset by proceeds from disposal of property and equipment of RMB13.4 million (US$1.9 million).

Net cash used in investing activities in 2021 was RMB117.6 million, primarily due to purchase of property and equipment of RMB129.4 million, partially offset by proceeds from disposal of property and equipment of RMB11.8 million.

Net cash used in investing activities in 2020 was RMB89.5 million, primarily due to RMB89.5 million used in purchase of property and equipment.

Financing activities

Net cash used in financing activities in 2022 was RMB33.9 million (US$4.9 million), primarily attributable to repurchase of ordinary shares of RMB33.9 million (US$4.9 million).

Net cash generated from financing activities in 2021 was RMB1.0 million, primarily attributable to proceeds received from exercise of share options of RMB10.5 million, partially offset by payment for the IPO issuance cost of RMB9.6 million.

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

Material Cash requirements

Our material cash requirements as of December 31, 2022 mainly include capital expenditure and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment. Our capital expenditures were RMB89.5 million, RMB129.4 million and RMB2.8 million (US$0.4 million) in 2020, 2021 and 2022, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2022.

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	28,349	17,963	10,386	—	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

17 Education & Technology Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland

China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Our contracts with customers may include promises to transfer multiple goods and services. Determining whether different goods and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Estimation of refund liabilities may also require significant judgment.

For the year ended December 31, 2022, we derived revenue primarily from our teaching and learning SaaS offering and our other education products and services.

For teaching and learning SaaS offerings where we provide customers an access to our hosted applications and platforms on a subscription model, we identify SaaS subscription as one performance obligation and recognize revenue ratably over the subscription period. In certain contracts where customers also purchase proprietary hardware which is adapted to the subscribed SaaS, the hardware provides additional and elevated functionalities when paired with subscribed SaaS. The hardware could not be used and sold separately without our teaching and learning SaaS offerings. Therefore, we determine the hardware and subscribed SaaS represent one performance obligation, as they are highly interdependent and interrelated, and the related revenue is recognized ratably over the SaaS subscription period.

For teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, we conclude that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The customer can obtain utility from the software license without the SaaS, and the customer can also benefit from the SaaS with readily available resources. We may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, we allocate the transaction price to each of the performance obligations based on their relative standalone selling prices. We recognize revenue of software license over a period of time during which the control of software license is progressively transferred to customers as our service creates and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented.

For our other educational products and services, we charge users subscription fees for the personalized self-directed learning products with subscription periods ranging from one month to two months. Each month, users receive a package consisting of customized exercises and other learning materials, which is designed to be used together with the mobile app, where users can upload their daily exercises, autoscore their exercise results and watch solution videos online on a daily basis. We assess and conclude that there is only one performance obligation included in the personalized self-directed learning product as the goods and services included are highly interdependent and interrelated because the services and products included are significantly modified to each other. The subscription fee is collected in advance and recorded as deferred revenue. Refunds are offered for the remaining undelivered goods and services, which is accounted for as variable consideration. The revenue is recognized ratably over the subscription period on a straight-line basis while the users simultaneously receive and consume the benefits of such learning products throughout the subscription period.

Our other educational products and services also includes the sales of membership-based premium educational content with subscription periods ranging from 15 days to one year. We have determined that the membership-based premium educational content subscription services represent one performance obligation. We collect the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration. Revenue is recognized ratably over the contract period as we concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Refund liability represents the customer advances collected by us which are expected to refund back to our customers as a result of our refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business. The actual amount of refund may differ from our estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	44	Founder, Chairman and Chief Executive Officer
Qin Wen	38	Director and Chief Operating Officer
Kuanghao Zhang	35	Senior Vice President
Michael Chao Du	37	Director and Chief Financial Officer
Jiawei Gan	53	Independent Director
Bing Yuan	54	Independent Director
Minghui Wu	41	Independent Director

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

Mr. Minghui Wu has served as our independent director since December 2021. Mr. Wu is chairman and CEO of MiningLamp Technology Co Ltd. (“Mining Lamp”), a leading artificial intelligence (“AI”) and data analytics company he founded in 2014 that helps public service organizations and businesses with digital transformation. Prior to founding MiningLamp, Mr. Wu founded Miaozhen Systems in 2006, a platform for internet user behavior and marketing analytics, and served as its chairman until it was acquired by Mining Lamp in 2019. Mr. Wu is also a joint creator of the HAO AI theoretical framework. Mr. Wu has 20 years of experience in software engineering and research, and holds more than 130 patents in China and internationally. Mr. Wu received a bachelor’s degree in fundamental mathematics and a master’s degree in computer software and theory from Peking University. Mr. Wu also received a master's degree from AILab at Peking University.

B.
Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB26.2 million (US$3.8 million) in cash to our executive officers and our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of February 28, 2023, options to purchase 11,208,163 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 1,485,281 unvested restricted shares are outstanding, and 4,756,399 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan.

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

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of February 28, 2023, options to purchase 2,528,208 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 2,182,167 unvested restricted shares are outstanding, and 5,196,256 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan.

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

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which was subsequently amended on March 8, 2022, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. We refer to this plan, as amended, as the 2020 Plan in this annual report. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company. As of February 28, 2023, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 51,520,421 ordinary shares. As of February 28, 2023, options to purchase 23,313,890 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 22,317,373 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan.

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

As of February 28, 2023, our employees other than directors and executive officers as a group held options to purchase 32,850,261 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive 533,334 ordinary shares subject to the applicable vesting schedules of unvested restricted shares.

The following table summarizes, as of February 28, 2023, the outstanding options and unvested restricted shares that we had granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qin Wen	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Kuanghao Zhang	*	(1)	—	August 6, 2018 December 1, 2018 October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Michael Chao Du	*	(1)	—	February 17, 2020 October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Total	3,134,114

Note:

* Less than 1% of our total ordinary shares as of February 28, 2023.

(1)
Restricted shares.

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

C.
Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity Matrix

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

D.
Employees

We had a total of 480 employees as of December 31, 2022. As of December 31, 2022, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2022:

Function	Number of Employees
Content development	36
Technology	164
Operation	121
Sales and marketing	51
General and administrative	108
Total	480

We enter into standard labor contracts with our full-time employees with non-compete and confidentiality provisions. In addition to salaries and benefits, we generally provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing staff members.

As of December 31, 2022, we had nil dedicated and full-time tutors outsourced by a third-party service provider as we ceased offering tutoring services related to K-12 Academic AST Services at the end of 2021. In 2020 and 2021, we engaged the third-party service provider through service outsourcing agreements to help us recruit, train and manage tutors at our request and settle monthly payment of fees to tutors. The tutors entered into employment or service contracts with the third-party service provider and were not our employees.

Under the applicable regulations in mainland China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 428,186,361 Class A ordinary shares and 58,453,168 Class B ordinary shares issued and outstanding as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Andy Chang Liu(1)	—	58,453,168	58,453,168	12.0	80.4
Qin Wen(2)	6,370,168	—	6,370,168	1.3	0.3
Kuanghao Zhang	*	—	*	*	*
Michael Chao Du	*	—	*	*	*
Jiawei Gan	*	—	*	*	*
Bing Yuan	—	—	—	—	—
Minghui Wu	—	—	—	—	—
All Directors and Executive Officers as a Group	11,658,527	58,453,168	70,111,695	14.4	80.9
Principal Shareholders:
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	12.0	80.4
H Capital Entities(3)	57,973,086	—	57,973,086	11.9	2.7
CL Lion Investment III Limited(4)	45,798,690	—	45,798,690	9.4	2.1
Esta Investments Pte. Ltd.(5)	44,100,592	—	44,100,592	9.1	2.0
Walden Investments Entities(6)	35,592,848	—	35,592,848	7.3	1.6

Notes:

* Less than 1% of our total outstanding shares.

** Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Jiawei Gan is 28/F, Building B, Ping An International Financial Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Bing Yuan is No. 17 Yulu Road, New World Lizun, Shunyi District, Beijing, People’s Republic of China. The business address of Mr. Minghui Wu is China Cyberport Building, No. 1 Wangjing North Road, Chaoyang District, Beijing, China.

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
(2)
Represents 6,370,168 Class A ordinary shares held by Mr. Qin Wen.
(3)
Represents (i) 22,308,979 Class A ordinary shares held by H Capital I, L.P., (ii) 13,552,176 Class A ordinary shares held by H Capital II, L.P., (iii) 12,611,931 Class A ordinary shares held by H Capital IV, L.P., and (iv) 9,500,000 Class A ordinary shares represented by 950,000 ADSs, held by H Capital V, L.P. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by H Capital I, L.P., H Capital I GP, L.P., H Capital I GP, Ltd., H Capital II, L.P., H Capital II GP, L.P., H Capital II GP, Ltd., H Capital IV, L.P., H Capital IV GP, L.P., H Capital IV GP, Ltd., H Capital V, L.P., H Capital V GP, L.P. and H Capital V GP, Ltd. and Xiaohong Chen with SEC on February 16, 2021. H Capital I, L.P., H Capital II, L.P., H Capital IV, L.P. and H Capital V, L.P., or H Capital Entities, were incorporated in Cayman Islands. H Capital I, L.P. is controlled by H Capital I GP, L.P., which is controlled by H Capital I GP, Ltd. H Capital II, L.P. is controlled by H Capital II GP, L.P., which is controlled by H Capital II GP, Ltd. H Capital IV, L.P. is controlled by H Capital IV GP, L.P., which is controlled by H Capital IV GP, Ltd. H Capital V, L.P. is controlled by H Capital V GP, L.P., which is controlled by H Capital V GP, Ltd. Xiaohong Chen is the controller of H Capital I GP, Ltd., H Capital II GP, Ltd., H Capital IV GP, Ltd. and H Capital V GP, Ltd. The business address of H Capital Entities is Floor 4, Willow, House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(4)
Represents 45,798,690 Class A ordinary shares held by CL Lion Investment III Limited, a British Virgin Islands company. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by CL Lion Investment III Limited with SEC on February 6, 2023. CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. beneficially own 86.3% and 13.7% of the equity interests of CL Lion Investment III Limited, respectively. The general partner of CPEChina Fund II, L.P. and CPEChina Fund IIA, L.P. is Citron PE Associates II, L.P., of which the general partner is Citron PE Funds II Limited, a company wholly owned by CITICPE Holdings Limited. The largest shareholder of CITICPE Holdings Limited is CLSA Global Investments Management Limited, which beneficially owns 35% of the equity interest of CITICPE Holdings Limited. CLSA Global Investments Management Limited is wholly owned by CLSA, B.V., which is wholly owned by CITIC Securities International Company Limited. CITIC Securities International Company Limited is wholly owned by CITIC Securities Company Limited. The registered address of CL Lion Investment III Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(5)
Represents 44,100,592 Class A ordinary shares held by Esta Investments Pte. Ltd., a Singapore private company. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A jointly filed by Temasek Holdings (Private) Limited, Tembusu Capital Pte. Ltd. and Esta Investments Pte. Ltd. with SEC on February 8, 2023. Esta Investments Pte. Ltd. is wholly owned by Tembusu Capital Pte. Ltd., which is wholly owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited is wholly owned by the Minister of Finance in Singapore. The business address of Esta Investments Pte. Ltd. is 60B Orchard Road, #06-18, the Atrium@Orchard, Singapore 238891.
(6)
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

To our knowledge, as of February 28, 2023, 354,067,040 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Legal Proceedings

We have been and may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California, captioned Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 2:22-cv-04937. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On October 24, 2022, the Court appointed Lead Plaintiffs and Lead Counsel. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York under the caption Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 1:22-cv-09843. On January 31, 2023, Lead Plaintiffs filed an Amended Complaint. The Company filed its motion to dismiss the Amended Complaint on March 31, 2023.

The case remains in its preliminary stage. We believe this case is without merit and intend to defend our position vigorously to the extent this case remains active, including any appeal of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this lawsuit despite our belief that it is meritless. In the event that our initial defense is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm our business. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange.”

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

Item 9.
THE OFFER AND LISTING
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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China ; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China ; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China ; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China .

We believe that 17 Education & Technology Group Inc. is not a PRC resident enterprise for PRC tax purposes. 17 Education & Technology Group Inc. is a company incorporated outside of mainland China. 17 Education & Technology Group Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that 17 Education & Technology Group Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of mainland China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that 17 Education & Technology Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of 17 Education & Technology Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 17 Education & Technology Group Inc. is treated as a PRC resident enterprise.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be ca PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally treated as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the ability to direct their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements and include their assets and income in calculations for purposes of the tests described above. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, it may increase the likelihood that we will be a PFIC for a given taxable year.

Based upon our income and assets (including unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be classified as a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2022, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

Our ADSs (but not our ordinary shares) are considered readily tradeable on the Nasdaq Global Select Market, which is an established securities market in the United States, although there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be classified as a PFIC for the taxable year ended December 31, 2022.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes.

Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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
•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock so long as our ADSs are listed on the Nasdaq Global Market. If the Nasdaq Global Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Global Market, we anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

If our ADSs or ordinary shares are treated as stock of a PFIC with respect to a U.S. Holder that has not made a mark-to-market election, such PFIC treatment will generally continue to apply to such holder even if we cease to be a PFIC unless the U.S. Holder makes a “purging” election. One type of purging election creates a deemed sale of ADSs or ordinary shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs or ordinary shares.

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

J.
Annual Report to Security Holders

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2022.

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

For the period from December 3, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we had used RMB2,023.6 million (US$293.4 million) of the net proceeds received, which consisted of research and development and the promotional activities of our after-school tutoring business, investment into our new teaching and learning SaaS offering and self-learning products, and general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. In view of our new business strategies, we no longer intend to use the remainder of the proceeds from our initial public offering to improve the operation of our after-school tutoring services and smart in-school classroom solution. Instead, we intend to use the remainder of the proceeds from our initial public offering to invest in our teaching and learning SaaS offering operations, including the dedicated sales and services teams related thereto, and for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Changes in Internal Control Over Financial Reporting

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the company’s internal control over financial reporting as long as the company remains an emerging growth company.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers, employees and consultants. We have posted a copy of our code of business conduct and ethics on our website at https://ir.17zuoye.com/corporate-information/corporate-governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2021	2022
	(in thousands of RMB)
Audit fees(1)	6,620	8,598
Tax fees(2)	198	109

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)
“Tax fees” means aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax services.

All audit and permitted non-audit services provided by our principal accountant, including audit services, tax services and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) over the following 12 months. The share repurchase program was publicly announced on November 2, 2021. As of December 31, 2022, we had repurchased a total of approximately 2,250,075 million ADSs under this share repurchase program.

On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. As of December 31, 2022, we had repurchased 817,745 ADSs under this share repurchase program.

The table below is a summary of the ordinary shares repurchased by us in 2022 under the two share repurchase programs described above. We did not make any other share repurchases in 2022.

	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of the Share Repurchase Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Programs (US$, in millions)
Period
March 2022	209,645	2.47	209,645	9.48
May 2022	900	1.51	900	9.48
June 2022	67,839	1.86	67,839	9.35
July 2022	662,769	1.75	662,769	8.20
August 2022	493,721	1.94	493,721	7.24
September 2022	381,953	1.71	381,953	6.58
October 2022	412,821	0.99	412,821	6.18
November 2022	351,401	0.90	351,401	9.69
December 2022	486,771	1.69	486,771	8.86

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2022. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADS—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, 17 Education & Technology was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities owns any shares of 17 Education & Technology and no governmental entities in China own shares of any of the VIEs in mainland China, as of the date of this annual report.

To the best of our knowledge, no PRC governmental entities own any shares of 17 Education & Technology or the VIEs as of the date of this annual report. Therefore, the PRC governmental entities do not have a controlling financial interest in 17 Education & Technology or the VIEs as of the date of this annual report.

None of the members of the board of directors of 17 Education & Technology or our operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of 17 Education & Technology and equivalent organizing documents of our operating entities, including the VIEs, do not contain any charter of the Chinese Communist Party.

ITEM 16J. Insider trading policies

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 17 Education & Technology Group Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))
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

4.6	English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to

Exhibit Number	Description of Document
Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)
4.7

English translation of the Equity Interest Pledge Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.8

English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai WFOE, Shanghai Hexu and certain subsidiaries of Shanghai Hexu dated May 13, 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.9

English translation of the Exclusive Call Option Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.10

English translation of executed form of the Consent Letter granted by each shareholder of Shanghai Hexu and its spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.11

English translation of the Powers of Attorney by each shareholder of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.12

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.13

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.14

English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.15

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.16

English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.17

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.18

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.19

English translation of the Exclusive Option Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.20

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Information, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

Exhibit Number	Description of Document
4.21

English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.22

English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.23

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.24

English translation of the Exclusive Option Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.25

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Development, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.26*	English translation of the Powers of Attorney by each shareholder of Guangzhou Qili dated July 18, 2022
4.27*	English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022
4.28*	English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022
4.29*	English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022
4.30*

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Guangzhou Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form

4.31

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 1, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.32

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

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

Date: April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, the People's Republic of China

April 26, 2023

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,180,898	707,895	102,635
Restricted cash	—	10,231	1,483
Available-for-sale investments	—	19,531	2,832
Accounts receivable, net of allowances of nil and RMB1,609 as of December 31, 2021 and 2022, respectively	—	34,824	5,049
Prepaid expenses and other current assets, net of allowances of nil and RMB95 as of December 31, 2021 and 2022, respectively	161,826	140,894	20,428
Total current assets	1,342,724	913,375	132,427
Non-current assets
Property and equipment, net	69,811	32,295	4,682
Right-of-use assets	153,963	30,052	4,357
Other non-current assets	13,923	4,802	696
TOTAL ASSETS	1,580,421	980,524	142,162

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB93,115 and RMB35,220 as of December 31, 2021 and 2022, respectively)	392,293	153,023	22,186
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB239,267 and RMB40,092 as of December 31, 2021 and 2022, respectively)	243,878	42,385	6,145
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB29,113 and RMB8,179 as of December 31, 2021 and 2022, respectively)	46,885	18,719	2,714
Total current liabilities	683,056	214,127	31,045
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB57,906 and RMB3,563 as of December 31, 2021 and 2022, respectively)	100,329	7,534	1,092
TOTAL LIABILITIES	783,385	221,661	32,137

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 14)

SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2021 and 2022; 449,578,517 and 428,982,151 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	293	300	43
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2021 and 2022; 58,453,168 shares issued and outstanding as of December 31, 2021 and 2022)	38	38	6
Treasury stock	—	(21)	(3)
Additional paid-in capital	10,859,107	10,954,822	1,588,300
Accumulated other comprehensive income	18,691	62,689	9,089
Accumulated deficit	(10,081,093)	(10,258,965)	(1,487,410)
TOTAL SHAREHOLDERS' EQUITY	797,036	758,863	110,025
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,580,421	980,524	142,162

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	1,294,371	2,184,520	531,064	76,997
Cost of revenues	(495,671)	(878,236)	(206,208)	(29,897)
Gross profit	798,700	1,306,284	324,856	47,100
Operating expenses:
Sales and marketing expenses	(1,097,932)	(1,412,873)	(79,129)	(11,473)
Research and development expenses	(614,770)	(800,163)	(235,846)	(34,194)
General and administrative expenses	(420,114)	(445,440)	(221,029)	(32,046)
Impairment for property and equipment, right-of-use assets and rental deposits	—	(121,294)	—	—
Total operating expenses	(2,132,816)	(2,779,770)	(536,004)	(77,713)
Loss from operations	(1,334,116)	(1,473,486)	(211,148)	(30,613)
Interest income	8,422	24,573	11,352	1,646
Interest expense	(2,925)	—	—	—
Foreign currency exchange (loss) gain	(15,557)	2,326	159	23
Other income, net	4,268	4,674	21,765	3,156
Loss before provision for income tax	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Income tax expenses	—	—	—	—
Net loss	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Accretion of convertible redeemable preferred shares	(2,837,991)	—	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(4,177,899)	(1,441,913)	(177,872)	(25,788)
Net loss per ordinary share
Basic and diluted	(44.68)	(2.92)	(0.35)	(0.05)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	93,503,437	494,055,703	502,801,926	502,801,926

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(38,602)	(30,923)	43,998	6,379
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(1,378,510)	(1,472,836)	(133,874)	(19,409)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Series A convertible preferred shares	Additional paid-in capital	Number of Treasury stocks	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' equity
Balance as of January 1, 2020 in RMB	57,864,058	37	—	—	—	—	54,256	—		—	88,216	(4,602,437)	(4,459,928)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,339,908)	(1,339,908)
Share-based compensation	—	—	—	—	—	—	—	356,038	—	—	—	—	356,038
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(141,156)	—	—	—	(2,696,835)	(2,837,991)
Repurchase and cancellation of ordinary share for settlement of amount due from a related party and others	(115,324)	—	—	—	—	—	—	(2,831)	—	—	—	—	(2,831)
Repurchase and cancellation of vested options	—	—	—	—	—	—	—	(528)	—	—	—	—	(528)
Exercise of stock options	20,135,999	14	242,999	—	—	—	—	181	—	—	—	—	195
Issuance of ordinary shares upon the initial public offering ("IPO") and exercising the over-allotment option by the underwriters (net of issuance cost of RMB28,153)	—	—	78,775,000	51	—	—	—	2,023,542	—	—	—	—	2,023,593
Conversion of convertible preferred shares upon the IPO	—	—	314,807,446	206	3,305,651	2	(54,256)	8,417,146	—	—	—	—	8,363,098
Re-designation of ordinary shares into Class A and Class B ordinary shares upon the IPO	(77,884,733)	(51)	27,867,521	18	50,017,212	33	—	—	—	—	—	—	—
Shares issuance in relation to warrant exercised	—	—	36,936	—	—	—	—	1,014	—	—	—	—	1,014
Shares issuance in connection with vesting of restricted shares units (Note 8)	—	—	—	—	5,130,305	3	—	(3)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(38,602)	—	(38,602)
Balance as of December 31, 2020 in RMB	—	—	421,729,902	275	58,453,168	38	—	10,653,403	—	—	49,614	(8,639,180)	2,064,150
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,441,913)	(1,441,913)
Share-based compensation	—	—	—	—	—	—	—	195,214	—	—	—	—	195,214
Exercise of stock options	—	—	27,848,615	18	—	—	—	10,490	—	—	—	—	10,508
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(30,923)	—	(30,923)
Balance as of December 31, 2021 in RMB	—	—	449,578,517	293	58,453,168	38	—	10,859,107	—	—	18,691	(10,081,093)	797,036
Net loss	—	—	—	—	—	—	—	—	—	—	—	(177,872)	(177,872)
Share-based compensation	—	—	—	—	—	—	—	129,558	—	—	—	—	129,558
Share repurchase	—	—	(30,678,200)	—	—	—	—	(33,927)	30,678,200	(21)	—	—	(33,948)
Exercise of stock options	—	—	10,081,834	7	—	—	—	84	—	—	—	—	91
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	43,998	—	43,998
Balance as of December 31, 2022 in RMB	—	—	428,982,151	300	58,453,168	38	—	10,954,822	30,678,200	(21)	62,689	(10,258,965)	758,863
Balance as of December 31, 2022 in USD	—	—	428,982,151	43	58,453,168	6	—	1,588,300	30,678,200	(3)	9,089	(1,487,410)	110,025

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Adjustments to reconcile net loss to net cash generated from operating activities
Depreciation of property and equipment	39,700	64,756	24,728	3,585
Share-based compensation	356,038	195,214	129,558	18,784
Foreign currency remeasurement (gain) loss	(38)	(32)	55	8
Noncash lease expenses	62,997	100,828	34,203	4,959
Loss from disposal of property and equipment	—	—	3,833	556
Expected credit loss	—	—	1,704	247
Impairment for property and equipment, right-of-use assets and rental deposits	—	121,294	—	—
Impairment for other assets	—	—	3,642	528
Changes in operating assets and liabilities:
Accounts receivable	—	—	(36,433)	(5,282)
Prepaid expenses and other current assets	(145,137)	31,628	15,658	2,270
Operating lease right-of-use assets	(184,517)	(68,269)	89,708	13,006
Other non-current assets	(2,760)	11,946	2,867	416
Accrued expenses and other current liabilities	213,439	(127,431)	(233,123)	(33,800)
Deferred revenue and customer advances	354,116	(354,411)	(201,493)	(29,214)
Operating lease liabilities	123,082	(40,302)	(120,961)	(17,538)
Net cash used in operating activities	(522,988)	(1,506,692)	(463,926)	(67,263)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available-for-sale investments	—	—	(19,531)	(2,832)
Purchase of property and equipment	(89,504)	(129,356)	(2,763)	(401)
Proceeds from disposal of property and equipment	—	11,753	13,363	1,937
Net cash used in investing activities	(89,504)	(117,603)	(8,931)	(1,296)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	2,051,695	—	—	—
Payment of the IPO issuance cost	(18,469)	(9,556)	—	—
Repurchase and cancellation of vested options	(528)	—	—	—
Repurchase of ordinary shares	—	—	(33,948)	(4,922)
Proceeds from exercise of share options	195	10,508	91	13
Proceeds from the issuance of Series F convertible redeemable preferred shares	849,528	—	—	—
Repayment of short-term borrowings	(85,000)	—	—	—
Net cash generated from (used in) financing activities	2,797,421	952	(33,857)	(4,909)
Effect of exchange rate changes	(38,499)	(30,891)	43,942	6,372
Net increase (decrease) in cash and cash equivalents and restricted cash	2,146,430	(1,654,234)	(462,772)	(67,096)
Cash, cash equivalents and restricted cash at beginning of the year	688,702	2,835,132	1,180,898	171,214
Cash, cash equivalents and restricted cash at end of the year	2,835,132	1,180,898	718,126	104,118

Supplemental schedule of cash flow information
Interest paid	3,031	—	—	—
Non-cash activities
Right-of-use assets obtained in exchange for operating lease obligations	169,725	99,667	2,298	333
Reduction of right-of-use assets and operating lease liabilities due to lease modifications	—	157,379	58,375	8,464
Payables for purchase of property and equipment	13,024	10,229	4,083	592
Payable related to the IPO issuance cost	9,684	—	—	—
Settlement of amount due from a related party through repurchase of ordinary shares	2,559	—	—	—
Exercise of warrant	1,014	—	—	—

Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	2,834,962	1,180,898	707,895	102,635
Restricted cash	170	—	10,231	1,483
Total cash, cash equivalents and restricted cash	2,835,132	1,180,898	718,126	104,118

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”), which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education (“Academic AST Institutions”) , and the existing Academic AST Institutions shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing must be rectified.

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

In order to comply with the latest PRC regulations, the Group ceased offering the tutoring services related to academic subjects to students from kindergarten through the last year of senior high school ("Online K-12 tutoring services") by the end of December 2021, which contributed 94.1% and 97.4% of total net revenues for the years ended December 31, 2020 and 2021, respectively. For the year ended December 31, 2022, no revenue was generated from Online K-12 tutoring services. The Group also had taken actions to restructure its business and operations, including the early termination of certain leased office spaces, disposal of certain leasehold improvements and electronic equipment in relation to its Online K-12 tutoring services.

Following the implementation of the Alleviating Burden Opinion, the Group transformed its business, and started to provide the teaching and learning Software-as-a-Service offerings (“Teaching and learning SaaS offerings”) from September 2021, and to introduce a new personalized self-directed learning product in December 2021, which was a major component of other education products and services ("Other educational products and services") in 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

As of December 31, 2022, the Company's major subsidiaries and VIEs were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs' subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services, and certain other businesses, the Company conducts certain of its business through the VIEs. The Company through its wholly owned subsidiaries located in the PRC ("WFOEs") entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2022, the VIEs included Shanghai Hexu, Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development and Guangzhou Qili Technology Co., Ltd. ("Guangzhou Qili").

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

Consent Letters

Pursuant to the consent letters executed by each shareholder of Shanghai Hexu and its spouse, each signing shareholder and its spouse have confirmed and agreed to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, proxy agreement and powers of attorney, and the equity interest pledge agreement described above by the applicable shareholders. They further undertook not to hinder the disposal of the equity and not to make any assertions in connection with the equity of Shanghai Hexu held by the applicable shareholders, and confirm that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouses. The spouse of each applicable shareholder agrees and undertakes that if she obtains any equity of Shanghai Hexu held by the applicable shareholder for any reasons, she would be bound by the transaction documents described above.

In 2021, to expand the Group's business operations, the Company set up three wholly owned subsidiaries, Guangzhou Qixiang, Guangzhou Qixuan and Beijing Yiqi Hangfan (collectively "2021 WFOEs"), in the PRC and further entered into a series of contractual agreements with Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development (collectively "2021 VIEs") and their respective shareholders, respectively, in which the terms included are substantially similar. Through these contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of 2021 VIEs, and (2) the right to receive the economic benefit of 2021 VIEs that could potentially be significant to 2021 VIEs. Accordingly, the Company is considered as the primary beneficiary of the 2021 VIEs, and has consolidated the financial results of 2021 VIEs in its consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

In 2022, to further expand the Group's business operations, the Company set up Guangzhou Qili and further entered into a series of contractual arrangements with Guangzhou Qili and its shareholders through a wholly-owned subsidiary Guangzhou Qixiang Technology Co., Ltd., in which the terms included are substantially similar to the contractual agreements entered into by and among 2021 WFOEs, 2021 VIEs and their respective shareholders as disclosed above. Through these contractual arrangements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of Guangzhou Qili, and (2) the right to receive the economic benefit of Guangzhou Qili that could potentially be significant to Guangzhou Qili. Accordingly, the Company is considered as the primary beneficiary of Guangzhou Qili, and has consolidated the financial results of Guangzhou Qili in its consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

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

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2021 and 2022, the VIEs and VIEs' subsidiaries accounted for an aggregate of 31% and 35% of the Group's consolidated total assets, respectively, and 54% and 39% of the Group's consolidated total liabilities, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

Risks in relation to VIE structure – continued

The following financial position and financial performance of the VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	239,520	154,544
Available-for-sale investments	—	19,531
Accounts receivable	—	32,934
Prepaid expenses and other current assets	115,333	110,131
Total current assets	354,853	317,140
Property and equipment, net	33,854	9,264
Right-of-use asset	89,853	12,244
Other non-current assets	8,138	3,070
Total non-current assets	131,845	24,578
Total assets	486,698	341,718

Accrued expenses and other current liabilities	93,115	35,220
Deferred revenue and customer advances, current	239,267	40,092
Operating lease liabilities, current	29,113	8,179
Total current liabilities	361,495	83,491
Operating lease liabilities, non-current	57,906	3,563
Total non-current liabilities	57,906	3,563
Total liabilities	419,401	87,054

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The VIE arrangements – continued

Risks in relation to VIE structure – continued

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	1,229,126	2,166,327	498,602
Net income	301,096	797,867	309,653

The following are cash flows of the VIEs and VIEs' subsidiaries for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash generated from (used in) operating activities	347,773	(137,607)	(135,866)
Net cash used in investing activities	(85,788)	(61,413)	(14,510)
Net cash (used in) generated from financing activities	(9,000)	18,400	65,400

For the years ended December 31, 2020, 2021 and 2022, for all of the VIEs and VIEs' subsidiaries, excluding inter-company transactions:

(1)
the cash generated from operating activities were RMB685,530, RMB581,190 and RMB50,755, respectively;
(2)
the cash used in investing activities were RMB85,788, RMB59,413 and RMB9,510, respectively; and
(3)
the cash used in financing activities were RMB9,000, nil and nil, respectively.

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2022. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currency translation and transactions

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar ("US dollar" or "US$"). The functional currency of all the other subsidiaries, the VIEs and VIEs' subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive (loss) income in the consolidated statements of changes in shareholders' equity and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

Restricted cash

Restricted cash represents the cash and cash equivalents deposited in bank accounts that are legally restricted as to withdrawal or for use.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Available-for-sale investments

Available-for-sale investments are wealth management products issued by commercial banks with variable interest rates and unsecured principal and no restriction on withdrawal. The Group classified these investments as available-for-sale and record them at fair value in accordance with ASC 825 Financial Instruments with unrealized gains and losses recorded in accumulated other comprehensive income. Due to the relatively short maturities, the unrealized losses of these investments were insignificant for the year ended December 31, 2022.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group's receivables within the scope of expected credit losses model and use these as a basis to develop the Group's expected loss estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, available-for-sale investments and receivables from third party payment platforms.

As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, restricted cash, available-for-sale investments and receivables from third party payment platforms approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The impairment of the long-lived assets incurred was nil, RMB104,651 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Group's revenue is reported net of discount, value added tax and related surcharges. The Group began to provide the Online K-12 tutoring services in 2017, which became a major revenue stream in 2020 and 2021. As described in Note 1, the Group ceased to offer Online K-12 tutoring courses to comply with the new regulations at the end of 2021.

In 2022, as a result of its business transformation, the Group's revenues were generated from Teaching and learning SaaS offerings and Other educational products and services.

(1)
Teaching and learning SaaS offering

From September 2021, the Group launched Teaching and learning SaaS offerings which integrate software and hardware to provide data driven recommendation and other value-added functions to cater the needs of students, teachers, schoolmasters and educational authorities. These offerings help schools and teachers digitalize traditional teaching resources, achieve data synchronization across different education functions, and gain insights into students’ academic performance. The Group’s Teaching and learning SaaS offerings is provided based on independently configurable modules, including classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, etc. The major customers of Teaching and learning SaaS offerings are regional educational authorities and schools.

For Teaching and learning SaaS offerings where the Group provides customers an access to its hosted applications and platforms on a subscription model, the Group identifies SaaS subscription as one performance obligation and recognizes revenue ratably over the subscription period. In certain contracts where customers also purchase proprietary hardware which is adapted to the subscribed SaaS, the hardware provides additional and elevated functionalities when paired with subscribed SaaS. The hardware could not be used and sold separately without the Group’s Teaching and learning SaaS offerings. Therefore, the Group determines the hardware and subscribed SaaS represent one performance obligation, as they are highly interdependent and interrelated, and the related revenue is recognized ratably over the SaaS subscription period.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

(1)
Teaching and learning SaaS offering – continued

For Teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, the Group concludes that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The Group may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, the Group allocates the transaction price to each of the performance obligations based on their relative standalone selling prices. The Group recognizes revenue of software license over a period of time during which the control of software license is progressively transferred to customers as the Group’s service creates and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented.

(2)
Other educational products and services

The personalized self-directed learning product was a major component of Other education products and services for the year ended December 31, 2022. The Group charges users subscription fees for the personalized self-directed learning products with subscription periods ranging from one month to two months. Each month, users receive a package consisting of customized exercises and other learning materials, which is designed to be used together with the mobile app, where users can upload their daily exercises, autoscore their exercise results and watch solution videos online on a daily basis. The Group assessed and concluded that there is only one performance obligation included in the personalized self-directed learning product as the goods and services included are highly interdependent and interrelated. The subscription fee is collected in advance and recorded as deferred revenue. Refunds are offered for the remaining undelivered goods and services, which is accounted for as variable consideration. The revenue is recognized ratably over the subscription period on a straight-line basis while the users simultaneously receive and consume the benefits of such learning products throughout the subscription period.

Other educational products and services also includes the sales of membership-based premium educational content with subscription periods ranging from 15 days to one year. The Group has determined that the membership-based premium educational content subscription services represent one performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

(3)
Online K-12 tutoring services

The Group offered various types of Online K-12 tutoring services. The Group's Online K-12 tutoring services consisted of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components were highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components were all designed specifically for each class and were not able to fulfil the service promise if transferred independently to the customers. Therefore, the Group had determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services was generally less than four months.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

(3)
Online K-12 tutoring services – continued

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

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers.

	As of December 31,
	2021	2022
	RMB	RMB
Deferred revenue and customer advances	243,878	42,385
Refund liabilities	5,559	389

Deferred revenue as of December 31, 2022 primarily consisted of the service fees of Teaching and learning SaaS offerings and Other educational products and services received from customers for which the Group's revenue recognition criteria have not been met.

The deferred revenue has been recognized as revenue when the related service was delivered. For the years ended December 31, 2021 and 2022, revenue recognized that was included in the deferred revenue balance at January 1, 2021 and January 1, 2022 amounted to RMB596,307 and RMB243,878, respectively.

Refund liabilities represent the customer advances collected by the Group for Other educational products and services which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the anticipated cash refund that would occur in the normal course of business.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB42,385. The Group expects to recognize revenue of RMB42,385 related the remaining performance obligations over the next 12 months.

The Group elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Disaggregation of revenue

For the years ended December 31, 2020, 2021 and 2022, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the period were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Teaching and learning SaaS offerings	—	—	115,365
Other educational products and services	75,807	55,910	415,699
Online K-12 tutoring services	1,218,564	2,128,610	—
Total net revenues	1,294,371	2,184,520	531,064

Cost of Revenue

Cost of revenues mainly consists of salaries, welfare, service fees and rental expenses for office space, depreciation and amortization of property and equipment, bandwidth costs and cost of purchased educational products, materials and hardware.

For Online K-12 tutoring service, the compensations for instructors consist of base salary, as well as teaching fees based on hourly rates and the numbers of students enrolled in connection with courses delivered. The compensation of tutors consists of base salary and performance-based compensation, which is determined based on student retention and exercise completion. The Group accrues on a monthly basis for the cost of tutors which includes base salary, compensation for exercise marking as well as student retention bonus. The retention bonus is estimated by using the expected number of successful recurring course purchase, multiplied by the bonus rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) teaching materials and gifts provided for promotional online courses of Online K-12 tutoring service; (ii) salaries, benefits and commission for sales and marketing personnel, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

The Group expenses advertising costs as incurred. Total advertising costs incurred were RMB163,768 and RMB76,456 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Value added taxes ("VAT")

The Group's services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% or 13% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group's incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award's grant-date fair value; however, the performance condition is considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with a performance condition unless and until the performance condition is determined to be probable of achievement.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Company's preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group's losses. The Company determined that the nonvested Repurchase Right Restricted Shares (as defined in Note 9) are participating securities as the holders of the nonvested Repurchase Right Restricted Shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested Repurchase Right Restricted Shares do not have a contractual obligation to fund or otherwise absorb the Company's losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested Repurchase Right Restricted Shares; whereas any undistributed net loss is allocated to ordinary shares only.

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

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB555,219 and RMB169,696 as of December 31, 2021 and 2022, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Significant risks and uncertainties – continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and receivables from third party payment platforms. As of December 31, 2021 and 2022, substantially all of the Group's cash and cash equivalents and restricted cash were deposited in financial institutions with high credit rating.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2020, 2021 and 2022.

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

As of December 31,
2022
RMB
Percentage of accounts receivable from Customer A	49%
Percentage of accounts receivable from Customer B	19%
Percentage of accounts receivable from Customer C	17%

Newly adopted accounting pronouncements

In November 2021, the FASB issued ASU No. 2021- 10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The adoption did not have a material impact on the Group’s consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3.
ACCOUNTS RECEIVABLE, NET

The following is a summary of accounts receivable as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable, gross	—	36,433
Less: allowance for credit loss	—	(1,609)
Accounts receivable, net	—	34,824

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2022:

As of December 31,
2022
RMB
Balance as of January 1, 2022	—
Addition	(1,609)
Balance as of December 31, 2022	(1,609)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid VAT	79,434	62,121
Prepaid other service fees(1)	37,339	49,645
Receivables for disposal of property and equipment	—	12,983
Deposits(2)	9,968	6,016
Receivables from third-party payment platforms (3)	23,100	4,215
Prepaid rental expenses(4)	6,909	721
Others	5,076	5,288
Less: allowance for other receivables	—	(95)
Total	161,826	140,894

(1)
Prepaid other service fees mainly consisted of the prepayments for the purchase of promotion gifts and learning materials for Online K-12 tutoring services and the purchase of third party educational content and hardware. The nature of such prepayment was generally short-term.

(2)
Deposits mainly consisted of property management deposits and rental deposits. During the year ended December 31, 2021, RMB16,643 impairment loss was recorded in relation to the rental deposits.

(3)
Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms.

(4)
The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

5.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Electronic equipment	183,893	101,947
Software	18,804	18,656
Leasehold improvement	40,697	13,914
Furniture and office equipment	11,832	3,777
Total	255,226	138,294
Less: accumulated depreciation	(127,986)	(88,491)
Less: accumulated impairment loss	(57,429)	(17,508)
	69,811	32,295

Depreciation expenses were RMB39,700, RMB64,756 and RMB24,728 for the years ended December 31, 2020, 2021 and 2022, respectively. During the year ended December 31, 2021, RMB91,016 impairment loss was recorded in relation to the leasehold improvements of selected office spaces and electronic equipment while the Group exited the Online K-12 tutoring services. The Group had disposed certain impaired property and equipment for the years ended December 31, 2021 and 2022.

6.
OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group's determination of lease payments. As of December 31, 2021 and 2022, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost	72,020	114,168	39,333
Lease cost for leases with terms less than one year	26,684	36,110	990
Total lease cost	98,704	150,278	40,323

For the years ended December 31, 2020, 2021 and 2022, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

6.
OPERATING LEASES – continued

The following is a maturity analysis as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
2022	75,134	—
2023	59,198	17,963
2024	22,577	8,201
2025	7,176	2,185
2026	—	—
Less: imputed interest	(16,871)	(2,096)
Total	147,214	26,253

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Weighted average remaining lease term (years)	3.04	2.60	1.60
Weighted average discount rate (percentage)	8.58	9.35	9.23

Supplemental information related to the Group's operating leases for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for operating leases	70,458	94,641	36,383

During the year ended December 31, 2021, RMB13,635 impairment loss was recorded in relation to the right-of-use assets of selected leased office spaces while the Group exited the Online K-12 tutoring services.
7.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2021	2022
	RMB	RMB
Rental deposits	5,674	2,910
Prepayment for purchase of property and equipment	7,886	1,632
Others	363	260
	13,923	4,802

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

8.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Salary and welfare payable	234,209	106,844
Accrued operating expenses	82,625	39,694
Payable for acquisitions of property and equipment	10,229	4,083
Other tax payable	8,973	2,013
Refund liabilities (1)	5,559	389
Payables for paid and promotional courses (2)	50,698	—
	392,293	153,023

(1)
Refund liabilities represented the estimated amounts of fee received for Other educational products and services that is estimated to be refunded as described in Note 2.

(2)
Payables for paid and promotional courses mainly consisted of payables for teaching materials and human resource service fee to third-party service providers in relation to the Online K-12 tutoring services.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

The following table summarized the Group's share option activities for the year ended December 31, 2022:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2022	34,759,959	0.20	7.36	0.30	3,210,349
Granted	10,280,000	0.0014	—	0.12	—
Forfeited	(6,019,585)	0.0014	—	2.46	—
Exercised	(4,402,853)	0.0100	—	2.52	—
Outstanding as of December 31, 2022	34,617,521	0.20	6.82	1.00	5,366,449
Vested and expect to vest as of December 31, 2022	34,617,521	0.20	6.82	1.00	5,366,449
Exercisable as of December 31, 2022	20,646,357	0.33	5.61	0.88	2,489,373

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2020, 2021 and 2022 were as follows:

For the years ended December 31
Grant date	2020	2021	2022
Expected volatility	50.1%~50.9%	45.6%~50.2%	58.0%~59.0%
Risk-free interest rate	2.7%~3.2%	2.9%~3.1%	2.75%~2.84%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$1.52~$4.20	$1.12~$5.32	$0.09~$0.24

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

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

Repurchase of vested options

During 2020, the Company voluntarily repurchased employees' vested options upon the termination of their employment in cash. Those options were subsequently cancelled. Cash payments amounting RMB528 were made during the years ended December 31, 2020, respectively. The Group recorded the cash payment made amounting to the fair value of the vested option repurchased at the repurchase date directly to equity. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost. No such transaction was occurred for the years ended December 31, 2021 and 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

Modification of options

(1) Modification in March 2020

In March 2020, the Company's board of directors approved to modify certain terms for all outstanding options granted to employees of the Group as of March 31, 2020. Upon entering into the amended option agreement, the exercise price of all the options was decreased to US$0.0014 per share. The vesting schedules of all those options remained unchanged. The Company accounted for this as a modification, resulting a total incremental cost of RMB239,044.

In addition to the decrease of the exercise price, the exercisability of certain of those options was also modified such that certain of those options will not be exercisable until 180 days after the completion of an IPO. This change resulted in a probable to improbable (Type II) modification as the IPO was a performance condition that the Company anticipated would not be satisfied until occurrence. Accordingly, the incremental cost related to those options, amounting to RMB84,648 was not recognized unless and until the performance condition becomes probable. The Company continues to recognize compensation cost equal to the award's original grant-date fair value when the original vesting conditions are satisfied, regardless of whether the modified IPO condition is met.

Upon the completion of the IPO in December 2020, the Company recorded compensation expense amounting to RMB48,683 related to this modification.

For the remaining options, the total incremental cost as a result of the modification amounted to RMB154,396. RMB39,766 was recognized on the date of modification, and the remaining is recognized ratably over the remaining vesting period of the award.

(2) Modification in February 2022

In February 2022, the Company's board of directors approved the accelerated vesting and continued vesting of the options previously granted to staff who left the Group, according to which, all remaining unvested portions of the options as of the date of the termination of their employment were allowed to vest immediately or vest continuously after change in their employment status.

The Company accounted for the above modifications as improbable to probable (Type III) modifications as the staff who left the Group would have forfeited their awards upon termination of their employments under the original terms of the option agreements. The incremental cost related to those options is equal to the fair value of the modified awards on the modification date. This incremental compensation cost is recognized immediately upon the termination of employment or continuously vested and recognized after change in their employment status.

The total incremental cost as a result of the modification amounted to RMB3,750. The Company recorded compensation expense amounting to RMB2,638 related to this modification for the year ended December 31, 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

The Group recorded compensation expense of RMB133,975, RMB101,303 and RMB58,880 for the years ended December 31, 2020, 2021 and 2022, respectively related to share options.

As of December 31, 2021 and 2022, the unrecognized compensation expense related to share options amounted to RMB280,092 and RMB251,842, respectively, which will be recognized over a weighted-average period of 3.46 years and 2.99 years, respectively.

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

The following table summarized the Group's activities of restricted shares held by the Shareholding Platform for the year ended December 31, 2022:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2022	11,132,535	3.3
Granted	—	—
Vested	(5,678,981)	3.0
Forfeited	—	—
Outstanding as of December 31, 2022	5,453,554	3.5

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

Employee Benefit Trust – continued

The share-based compensation expenses recognized for these restricted shares held by the Shareholding Platform for the years ended December 31, 2020, 2021 and 2022, were RMB44,625, RMB93,911 and RMB70,678, respectively.

As of December 31, 2021 and 2022, the unrecognized compensation expense related to the restricted shares held by the Shareholding Platform amounted to RMB173,888 and RMB115,752, respectively, which will be recognized over a weighted-average period of 2.60 years and 1.53 years, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9.
SHARE-BASED COMPENSATION – continued

Restricted shares to Mr. Andy Chang LIU, the founder, chairman and Chief Executive Officer of the Group (the "Founder") – continued

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

Total share-based compensation expenses recognized for the restricted shares held by the Founder in 2020, 2021 and 2022 were RMB140,706, nil and nil, respectively. As of December 31, 2022, the Founder held no restricted shares.

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

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31
	2020	2021	2022
Sales and marketing expenses	35,077	25,776	17,305
Research and development expenses	68,688	60,002	28,624
General and administrative expenses	252,273	109,436	83,629
	356,038	195,214	129,558

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.
INCOME TAXES

Cayman Islands and the British Virgin Islands (“BVI”)

The Company and its subsidiaries and 17 Technology Limited are tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company and 17 Technology Limited are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company and 17 Technology Limited had no taxable income for the years ended December 31, 2020, 2021 and 2022.

The Company’s subsidiaries, 17 Education World Limited, 17 Education Products Limited and 17 Inspire Limited are incorporated in BVI and are not subject to income tax.

Hong Kong

The Company's subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 and 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.
INCOME TAXES – continued

PRC

The Company's subsidiary, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai Hexu qualified as a High and New Technology Enterprise ("HNTE") from 2022 to 2024 and accordingly was entitled to the 15% preferential tax rate during the period. Beijing Yiqi Education qualified as HNTE from 2021 to 2023 and accordingly was entitled to the 15% preferential tax rate during the period.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

The principal components of deferred taxes were as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Deferred tax assets
Advertising expenses carrying forwards	24,202	24,485	24,859
Accrued expenses	12,142	13,757	—
Impairment for prepaid expenses and other current assets	—	—	647
Expected Credit Loss	—	—	277
Impairment for property and equipment, right-of-use assets and rental deposits	—	11,140	—
Depreciation of property and equipment	388	775	—
Net operating loss carrying forwards	724,597	1,017,664	1,054,013
Total deferred tax assets	761,329	1,067,821	1,079,796
Less: valuation allowance	(761,329)	(1,067,821)	(1,079,796)
Deferred tax assets, net	—	—	—

As of December 31, 2022, the Group had net operating loss carried forward of RMB4,721,883 from the Group's PRC entities, which will expire on various dates from December 31, 2022 to December 31, 2032.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.
INCOME TAXES – continued

PRC – continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before provision for income taxes	(1,339,908)	(1,441,913)	(177,872)
Income tax benefit computed at an applicable tax rate of 25%	(334,977)	(360,478)	(44,468)
Effect of non-deductible expenses	11,540	5,083	6,980
Effect of research and development expenses super deduction	(24,037)	(19,199)	(6,698)
Effect of preferential tax rate	18,513	50,248	28,615
Effect on tax rates in different tax jurisdictions	80,928	17,854	3,596
Change in valuation allowance	248,033	306,492	11,975
	—	—	—

If the tax holidays granted to Shanghai Hexu and Beijing Yiqi Education were not available, there would be no income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2022.

The movements of valuation allowance for the years end December 31, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the period	513,296	761,329	1,067,821
Additions	248,033	306,492	11,975
Balance at end of the period	761,329	1,067,821	1,079,796

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2021 and 2022.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10.
INCOME TAXES – continued

PRC – continued

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

11.
ORDINARY SHARES

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

During the year ended December 31, 2022, 10,081,834 Class A ordinary shares were issued in relation to the share-based compensation.

On November 1, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. No shares were repurchased during the year ended December 31, 2021. On September 29, 2022, the Company’s Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from November 2, 2022. During the year ended December 31, 2022, the Company repurchased 3,067,820 ADSs (equivalent to 30,678,200 Class A ordinary shares) at a total consideration of RMB33,948. The total par value of the repurchased shares was recorded as treasury stock on the consolidated balance sheets as of December 31, 2022, and the difference between the par value and the amount of cash paid was recorded in additional paid-in capital.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12.
NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(4,177,899)	(1,441,913)	(177,872)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	93,503,437	494,055,703	502,801,926
Basic and diluted loss per share	(44.68)	(2.92)	(0.35)

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2020	2021	2022
Shares issuable upon exercise of share options	55,825,379	46,558,578	38,654,688
Shares issuable upon vesting of restricted shares	9,272,591	14,430,689	8,315,206

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

13.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB100,957, RMB219,884 and RMB64,908 for the years ended December 31, 2020, 2021 and 2022, respectively.

14.
COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842, Leases on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2021 and 2022 are disclosed in Note 6.

Contingencies

On July 19, 2022, the Company and certain of its officers and directors were named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California. The action was brought on behalf of a class of persons who allegedly suffered damages caused by the alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York. The Company filed its motion to dismiss the Complaint on March 31, 2023.

This case remains in the preliminary stage and the likelihood of any unfavorable outcome or the amount or range of any potential loss associated with the resolution of this lawsuit cannot be reasonably estimated. Therefore, no accrual for contingency loss was recognized in the consolidated statements of operations.

From time to time, the Group may be subject to other legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

15.
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

16.
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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

16.
RESTRICTED NET ASSETS – continued

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB4,117,308 and RMB 4,180,697, as of December 31, 2021 and 2022, respectively.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	597,522	493,201	71,507
Amounts due from subsidiaries	733,763	788,947	114,387
Prepaid expenses and other current assets	—	3,750	544
Total current assets	1,331,285	1,285,898	186,438
TOTAL ASSETS	1,331,285	1,285,898	186,438
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	59	3,437	498
Amounts due to subsidiaries	—	29,781	4,318
Total current liabilities	59	33,218	4,816
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	534,190	493,817	71,597
Total non-current liabilities	534,190	493,817	71,597
TOTAL LIABILITIES	534,249	527,035	76,413
SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2021 and 2022; 449,578,517 and 428,982,151 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	293	300	43
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2021 and 2022; 58,453,168 shares issued and outstanding as of December 31, 2021 and 2022)	38	38	6
Treasury stock	—	(21)	(3)
Additional paid-in capital	10,859,107	10,954,822	1,588,300
Accumulated other comprehensive income	18,691	62,689	9,089
Accumulated deficit	(10,081,093)	(10,258,965)	(1,487,410)
TOTAL SHAREHOLDERS' EQUITY	797,036	758,863	110,025
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	1,331,285	1,285,898	186,438

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(35,077)	(25,776)	(17,305)	(2,509)
Research and development expenses	(68,688)	(60,002)	(28,646)	(4,153)
General and administrative expenses	(257,873)	(118,816)	(103,120)	(14,951)
Total operating expenses	(361,638)	(204,594)	(149,071)	(21,613)
Loss from operations	(361,638)	(204,594)	(149,071)	(21,613)
Interest income	1,045	3,991	5,580	809
Foreign currency exchange gain (loss)	1,699	11	(5)	(1)
Loss before provision for income tax	(358,894)	(200,592)	(143,496)	(20,805)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(981,014)	(1,241,321)	(34,376)	(4,983)
Net loss	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Accretion of convertible redeemable preferred shares	(2,837,991)	—	—	—
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(4,177,899)	(1,441,913)	(177,872)	(25,788)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(1,339,908)	(1,441,913)	(177,872)	(25,788)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(38,602)	(30,923)	43,998	6,379
Total comprehensive loss	(1,378,510)	(1,472,836)	(133,874)	(19,409)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 3)
Net cash used in operating activities	(4,214)	(3,979)	(23,206)	(3,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiaries	(1,024,607)	(1,478,469)	(63,328)	(9,182)
Loans to Group companies	—	—	(55,184)	(8,001)
Net cash used in investing activities	(1,024,607)	(1,478,469)	(118,512)	(17,183)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the IPO and from exercising the over-allotment option by the underwriters	2,051,695	—	—	—
Payment of the IPO issuance cost	(18,469)	(5,603)	—	—
Borrowings under loan from Group companies	—	—	29,781	4,318
Proceeds from exercise of share options	—	10,508	91	13
Repurchase and cancellation of vested options	(528)	—	—	—
Repurchase of ordinary shares	—	—	(33,948)	(4,922)
Proceeds from issuance of Series F convertible redeemable preferred shares	849,528	—	—	—
Net cash generated from (used in) financing activities	2,882,226	4,905	(4,076)	(591)
Effect of exchange rate changes	(35,401)	(33,517)	41,473	6,013
Net increase (decrease) in cash and cash equivalents	1,818,004	(1,511,060)	(104,321)	(15,126)
Cash and cash equivalents at beginning of the year	290,578	2,108,582	597,522	86,633
Cash and cash equivalents at end of the year	2,108,582	597,522	493,201	71,507

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

2.
INVESTMENT IN SUBSIDIARIES AND VIES AND VIES' SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs' subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Parent Company's stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries were reported using the equity method of accounting. The Parent Company's share of loss from its subsidiaries, VIEs and VIEs' subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs' subsidiaries in the accompanying Parent Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs' subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

3.
CONVENIENCE TRANSLATION

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.