Form 20-F
period 2023-12-31
17 Education & Technology Group Inc.
filed 2024-04-25
CIK 1821468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing fifty Class A ordinary shares, par value US$0.0001 per share	YQ	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

* Not for trading, but only in connection with the listing our American depositary shares on the Nasdaq Global Select Market, each American depositary shares representing fifty Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 387,354,923 ordinary shares outstanding, being the sum of 328,901,755 Class A ordinary shares and 58,453,168 Class B ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ❑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ❑

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
•
“ADSs” are to the American depositary shares, each of which represent fifty Class A ordinary shares;
•
“AI” are to artificial intelligence;
•
“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
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

Our reporting currency is Renminbi because our business is mainly conducted through the VIEs and their subsidiaries in mainland China. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
•
the success of operating initiatives, including new product and content development by us and our competitors;
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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

17 Education & Technology is not an operating company in mainland China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in mainland China through (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. Laws and regulations of mainland China restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our mainland China subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but are instead purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Revenues contributed by the VIEs and their subsidiaries accounted for 99.2%, 93.9% and 98.3% of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs.

A series of contractual agreements, including proxy agreements and powers of attorney, equity interest pledge agreements, exclusive management services and business cooperation agreements, and exclusive call option agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Neither we nor our investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. The entity in which investors own or can purchase their interest is 17 Education & Technology Inc., our Cayman Island holding company, whereas the entities in which we conduct our operations include (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

17 Education & Technology Group Inc.
CAY
BVI
HK
17 Technology Limited
17 Education World Limited
17 Educational Products Limited
17 Inspire Limited
17 Vision Limited
Sunny Education (HK) Limited
17 Glory Limited
17 Legend Limited
Outside mainland China
Inside mainland China
Shanghai Yiqi Zuoye Information Technology Co. Ltd.
Beijing Yiqi Education & Technology Co., Ltd.
Guangzhou Qixuan Education & Technology Co., Ltd.
Guangzhou Qixiang Technology Co., Ltd.
Beijing Yiqi Hangfan Technology Co., Ltd.
Shanghai Hexu Information Technology Co., Ltd.(1)
Beijing Yiqi Education Information Consultation Co., Ltd.(2)
Beijing Qili Technology Co., Ltd.(3)
Guangzhou Qili Technology Co., Ltd.(4)
Beijing Yiqi Education Technology Development Co., Ltd.(5)

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

The following is a summary of the currently effective contractual arrangements among our WFOEs, the VIEs and their respective shareholders:

(i) a series of powers of attorney, pursuant to which, the shareholders of the VIEs irrevocably authorized our WFOEs, or any person designated by our WFOEs, to act as their attorney-in-fact to exercise all of their rights as the shareholders of the VIEs.

(ii) a series of equity interest pledge agreements, pursuant to which, the shareholders of the VIEs have pledged 100% equity interests in the VIEs to our WFOEs to guarantee performance by the VIEs and the shareholders of the VIEs, as applicable, of their obligations under the powers of attorney, the exclusive management services and business cooperation agreements and the exclusive call option agreements.

(iii) a series of exclusive management services and business cooperation agreements, pursuant to which, our WFOEs have the exclusive right to provide the VIEs with operational supports as well as consulting and technical services required by the VIEs’ business. Without our WFOEs’ prior written consent, the VIEs may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreements. Further, pursuant to such exclusive management services and business cooperation agreements, other than the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai Hexu and certain subsidiaries of Shanghai Hexu, the VIEs irrevocably granted the WFOEs an exclusive option to purchase all or part of their assets.

(iv) a series of exclusive call option agreements, pursuant to which, the shareholders of the VIEs irrevocably granted our WFOEs an exclusive option to purchase all or part of their equity interests in the VIEs; and pursuant to the exclusive call option agreement among Shanghai WFOE, Shanghai Hexu and Shanghai Hexu’s shareholders, Shanghai Hexu irrevocably granted Shanghai WFOE an exclusive option to purchase all or part of its assets.

(v) a series of spousal consent letters, whereby the spouses of the shareholders of the VIEs agreed that the equity interests in the VIEs held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOEs and they agreed not to assert any rights over the equity interest in the VIEs.

For more details of these contractual agreements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. The shareholders of the VIEs may have potential conflicts of interest with us. We may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the shareholders of the VIEs fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant Chinese regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the Chinese government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. As of the date of this annual report, these agreements have not been tested in a court of law. A significant amount of our assets, including the necessary licenses to conduct business in mainland China, are held by the VIEs and their subsidiaries. Substantially all of our revenues are generated by the VIEs and their subsidiaries. Our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of Chinese governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct any business operations in Hong Kong and therefore regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from Chinese Authorities for Our Operations

Our operations in mainland China are governed by laws and regulations of mainland China. Based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe that, as of the date of this annual report, except for issues with respect to the filings associated with our mobile apps, the Publishing License, the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs, the

private school operating permit, the Online Publishing Service Permit and the security assessment and algorithm filing related to generative AI services, our mainland China subsidiaries and the VIEs have obtained all the permissions and approvals from the relevant Chinese government authorities that are necessary for the business operations of our holding company and the VIEs in mainland China, namely, the Value-added Telecommunications Business Operating License and the Publication Operation License. For issues with respect to the filings associated with our mobile apps, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.” For issues with respect to the Publishing License, the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs, the private school operating permit, and the Online Publishing Service Permit, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” For issues with respect to the security assessment and algorithm filing related to generative AI services, see “—The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, recent legal developments in mainland China have created compliance uncertainty regarding issuances of securities to foreign investors. Chinese governmental authorities have recently promulgated laws, regulations and regulatory rules of mainland China, relating to cybersecurity review and overseas listing. In connection with our historical issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we, our mainland China subsidiaries and the VIEs, (i) have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not been required to obtain or were denied any requisite permissions by any Chinese authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or obtain permissions from the relevant Chinese authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. Based on the consultation with competent government authorities, under the currently effective laws and regulations in mainland China, as a company that has been listed on the Nasdaq Global Market before the promulgation of the Revised Cybersecurity Review Measures, we, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the Cyberspace Administration of China to conduct a security offering or maintain our listing status on the Nasdaq Global Market. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures, as our ADSs have been listed on the Nasdaq Global Market prior to March 31, 2023, the effective date of the Overseas Listing Trial Measures, we will be deemed as an “existing issuer” and are not required to complete the filing procedures with the CSRC for our historical issuance of securities to foreign investors. However, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the Cyberspace Administration of China or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our mainland China subsidiaries or the VIEs or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

If we, our mainland China subsidiaries and the VIEs (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations,” “—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which (i) reduced the number of consecutive non-inspection years required for triggering the trading prohibition under HFCAA from three years to two, and (ii) clarified that the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions because of positions taken by any foreign authority, not only an authority in the location in which the firms are headquartered or in which they have a branch or office.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Cash Flows through Our Organization

17 Education & Technology is a holding company with no operations of its own. We conduct our business in mainland China through our subsidiaries and the VIEs in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, 17 Education & Technology’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 17 Education & Technology. In addition, our PRC subsidiaries are permitted to pay dividends to 17 Education & Technology only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIEs in which we have no legal ownership, totaling RMB4,117.3 million, RMB4,180.7 million and RMB4,289.3 (US$604.1 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Introduction—Summary of Risk Factors—Risks Related to Doing Business in China.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after it is raised by an operating entity, is required to go through a two-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements. Under PRC law, 17 Education & Technology may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, 17 Education & Technology made capital contributions in the amount of RMB1,478.5 million, RMB63.3 million and nil to our subsidiaries, respectively. For the years ended December 31, 2021, 2022 and 2023, the VIEs received debt financing of RMB18.4 million, RMB65.4 million and RMB0.6 million (US$0.1 million) from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB618.6 million, RMB114.0 million and RMB44.2 million (US$6.2 million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations. For more details regarding our intragroup cash flow, see the condensed consolidating schedules and statements under “Financial Information Related to the VIEs.”

In addition, our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”

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
(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong and certain other conditions are satisfied, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to the VIEs

The following tables provide condensed consolidating schedules depicting the results of operations, financial position and cash flows for 17 Education & Technology, its subsidiaries, the consolidated VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented. You should read this section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	2,877	168,085	—	170,962
Inter-company net revenues	—	7,843	42,292	4,755	(54,890)	—
Total costs and expenses	(112,345)	(162,303)	(112,568)	(126,496)	—	(513,712)
Inter-company costs and expenses	—	—	(4,755)	(50,135)	54,890	—
Income from non-operations	24,270	1,863	4,133	702	—	30,968
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(223,707)	(71,110)	(3,089)	—	297,906	—
Loss before income tax expenses	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	17,547	14,915	498,602	—	531,064
Inter-company net revenues	—	174,505	210,863	—	(385,368)	—
Total costs and expenses	(149,071)	(212,328)	(183,610)	(197,203)	—	(742,212)
Inter-company costs and expenses	—	—	—	(385,368)	385,368	—
Income from non-operations	5,575	3,294	16,153	8,254	—	33,276
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(34,376)	(17,394)	(75,715)	—	127,485	—
Loss before income tax expenses	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	354	17,839	2,166,327	—	2,184,520
Inter-company net revenues	—	195,115	734,075	—	(929,190)	—
Total costs and expenses	(204,594)	(643,314)	(1,455,387)	(1,354,711)	—	(3,658,006)
Inter-company costs and expenses	—	—	—	(929,190)	929,190	—
Income/(loss) from non-operations	4,002	2,187	39,133	(13,749)	—	31,573
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(1,241,321)	(795,663)	(131,323)	—	2,168,307	—
Loss before income tax expenses	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(1,441,913)	(1,241,321)	(795,663)	(131,323)	2,168,307	(1,441,913)

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	231,825	15,707	16,028	43,369	—	306,929
Term deposit	110,847	58,909	—	—	—	169,756
Accounts receivable	—	—	1,863	57,343	—	59,206
Prepaid expenses and other current assets	3,911	3,559	10,233	77,132	—	94,835
Amount due from inter-companies	865,964	210,293	836,556	124,333	(2,037,146)	—
Property and equipment, net	—	12,016	584	19,413	—	32,013
Right-of-use assets	—	5,252	—	14,755	—	20,007
Other non-current assets	—	785	221	774	—	1,780
Total assets	1,212,547	306,521	865,485	337,119	(2,037,146)	684,526
Accrued expenses and other current liabilities	4,472	5,725	86,532	31,272	—	128,001
Deferred revenue current and non-current	—	—	2,181	42,768	—	44,949
Amount due to inter-companies	—	402,834	609,474	1,024,838	(2,037,146)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	713,806	1,272,051	2,183,554	—	(4,169,411)	—
Operating lease liabilities current and non-current	—	4,996	—	12,311	—	17,307
Total liabilities	718,278	1,685,606	2,881,741	1,111,189	(6,206,557)	190,257
Total shareholders’ equity/(deficit)	494,269	(1,379,085)	(2,016,256)	(774,070)	4,169,411	494,269
Total liabilities and shareholders’ equity/(deficit)	1,212,547	306,521	865,485	337,119	(2,037,146)	684,526

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	493,201	56,124	4,026	154,544	—	707,895
Restricted cash	—	—	10,231	—	—	10,231
Short-term investments	—	—	—	19,531	—	19,531
Accounts receivable	—	—	1,890	32,934	—	34,824
Prepaid expenses and other current assets	3,750	8,735	18,278	110,131	—	140,894
Amount due from inter-companies	788,947	266,261	835,305	123,073	(2,013,586)	—
Property and equipment, net	—	22,154	877	9,264	—	32,295
Right-of-use assets	—	16,434	1,374	12,244	—	30,052
Other non-current assets	—	1,438	294	3,070	—	4,802
Total assets	1,285,898	371,146	872,275	464,791	(2,013,586)	980,524
Accrued expenses and other current liabilities	3,437	17,947	96,419	35,220	—	153,023
Deferred revenue current and non-current	—	—	2,293	40,092	—	42,385
Amount due to inter-companies	29,781	325,817	608,214	1,049,774	(2,013,586)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	493,817	1,152,327	2,013,235	—	(3,659,379)	—
Operating lease liabilities current and non-current	—	13,070	1,441	11,742	—	26,253
Total liabilities	527,035	1,509,161	2,721,602	1,136,828	(5,672,965)	221,661
Total shareholders’ equity/(deficit)	758,863	(1,138,015)	(1,849,327)	(672,037)	3,659,379	758,863
Total liabilities and shareholders’ equity/(deficit)	1,285,898	371,146	872,275	464,791	(2,013,586)	980,524

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(3,757)	(19,300)	(68,918)	(120,100)	—	(212,075)
Capital contribution to Group companies	—	(70,999)	—	—	70,999	—
Loans (provided to)/settled by Group companies	(77,017)	29,781	(600)	—	47,836	—
Other investing activities	(110,847)	(58,909)	290	8,325	—	(161,141)
Net cash (used in)/generated from investing activities	(187,864)	(100,127)	(310)	8,325	118,835	(161,141)
Capital contribution from Group companies	—	—	70,999	—	(70,999)	—
Loans (repaid to)/borrowed from Group companies	(29,781)	77,017	—	600	(47,836)	—
Other financing activities	(51,357)	—	—	—	—	(51,357)
Net cash (used in)/generated from financing activities	(81,138)	77,017	70,999	600	(118,835)	(51,357)

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(23,206)	(129,839)	(175,015)	(135,866)	—	(463,926)
Capital contribution to Group companies	(63,328)	—	—	—	63,328	—
Loans provided to Group companies	(55,184)	(30,281)	(73,900)	(5,000)	164,365	—
Other investing activities	—	—	579	(9,510)	—	(8,931)
Net cash used in investing activities	(118,512)	(30,281)	(73,321)	(14,510)	227,693	(8,931)
Capital contribution from Group companies	—	63,328	—	—	(63,328)	—
Loans borrowed from Group companies	29,781	68,684	500	65,400	(164,365)	—
Other financing activities	(33,857)	—	—	—	—	(33,857)
Net cash (used in)/generated from financing activities	(4,076)	132,012	500	65,400	(227,693)	(33,857)

	For the Year Ended December 31, 2021
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(3,979)	(535,194)	(829,912)	(137,607)	—	(1,506,692)
Capital contribution to Group companies	(1,478,469)	(960,375)	—	—	2,438,844	—
Loans provided to Group companies	—	—	(18,400)	(2,000)	20,400	—
Other investing activities	—	(56,707)	(1,483)	(59,413)	—	(117,603)
Net cash used in investing activities	(1,478,469)	(1,017,082)	(19,883)	(61,413)	2,459,244	(117,603)
Capital contribution from Group companies	—	1,478,469	960,375	—	(2,438,844)	—
Loans borrowed from Group companies	—	2,000	—	18,400	(20,400)	—
Other financing activities	4,905	—	(3,953)	—	—	952
Net cash generated from financing activities	4,905	1,480,469	956,422	18,400	(2,459,244)	952

A.
[Reserved]
B.
Capitalization and Indebtedness

Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

Not Applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we and the VIEs face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

•
The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities” on page 19 for details;
•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance” on page 19 for details;
•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects” on page 20 for details;
•
If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected” on page 22 for details;
•
If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected” on page 22 for details;
•
Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected” on page 23 for details;
•
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations” on page 24 for details; and
•
If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our operating results could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our operating results could be harmed” on page 24 for details.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 47 for details;
•
We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership” on page 49 for details;
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 50 for details; and

•
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 50 for details.

Risks Related to Doing Business in China

•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 52 for details;
•
Uncertainties with respect to the mainland China legal system could adversely affect us. Rules and regulations in mainland China are evolving and may be changed with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the mainland China legal system could adversely affect us” on page 52 for details;
•
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs. Due to the nature of our industry, the PRC government may intervene or influence our operations at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 53 for details;
•
The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements” on page 54 for details;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” on page 55 for details;
•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 60 for details;

•
Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 61 for details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 62 for details; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 63 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 64 for details;
•
Our dual-class voting structure will limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on page 66 for details;
•
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment” on page 67 for details;
•
You may be subject to limitations on transfer of your ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—You may be subject to limitations on transfer of your ADSs” on page 70 for details; and
•
It is likely that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—It is likely that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page 74 for details.

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

Online K-12 tutoring services contributed 97.4% of our total revenues in 2021. However, in light of regulatory developments in mainland China in 2021, including the joint promulgation of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, we have ceased to provide our K-12 Academic AST Services, among other changes in our business operations. At the same time, we have leveraged our extensive knowledge and expertise accumulated through serving mainland China’s educational authorities, schools, teachers, and students over the past decade and launched new product and service offerings. In particular, we have launched our teaching and learning SaaS offerings that enhances in-school teaching and learning efficiency and effectiveness as an upgrade to our previous free in-school products and services. We are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands, utilizing our technology and data insights to provide personalized content for students intended to improve their learning efficiency.

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

We ceased to offer online K-12 after-school tutoring courses to comply with the Alleviating Burden Opinion and its implementing measures at the end of 2021. We therefore have a short operating history with our current business model, which is built around our teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings were launched in September 2021 and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands. Our limited history with our current product and service offerings, which differ from our historical product and service offerings, may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical performance may not be indicative of our future performance. In particular, net revenues generated from our online K-12 tutoring services grew by 74.7% from RMB1,218.6 million in 2020 to RMB2,128.6 million in 2021. However, because of the cessation of our online K-12 after-school tutoring courses and our new business model, we cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all.

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

Our ability to effectively implement our strategies and grow our business will depend on a number of factors, including our ability to (i) continually develop and improve our teaching and learning SaaS offerings to make them more appealing to existing and prospective students, teachers and educational authorities; (ii) build up a large and efficient sales and distribution network and partnership network for our teaching and learning SaaS offerings; (iii) maintain and increase the number of customers of our other educational products and services; (iv) maintain and expand the number of districts, schools and teachers that adopt our teaching and learning SaaS offerings; (v) effectively recruit, train, retain and motivate a large number of new employees, particularly our IT support staff, educational product and content development professionals and salespersons; (vi) innovate and adapt our products, services and solutions to meet evolving needs of current and potential students, including to address evolving market trends; (vii) maintain and increase our access to the data necessary for the development and performance of our solutions; (viii) maintain the proper functioning of teaching and learning SaaS offerings, and other business initiatives as we continue to collect data from our user base through our smart in-school classroom solution; (ix) continually improve the algorithms underlying the products and the technologies; (x) adapt to a changing regulatory landscape governing privacy matters; (xi) continue to improve our operational, financial and management controls and efficiencies; (xii) successfully enhance and improve our technological systems and infrastructure; (xiii) protect and further develop our intellectual property rights; and (xiv) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and the investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.

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

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education published on its official website that the Chinese Ministry of Education, together with other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021 and a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities and provide tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all such Academic AST Institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. On February 8, 2022, the Chinese Ministry of Education issued the 2022 Work Points of Chinese Ministry of Education providing that after-school tutoring services for senior high school students must strictly follow the Alleviating Burden Opinion (collectively with the Alleviating Burden Opinion, the “New Regulations”). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

Our business, financial condition, results of operations and prospects have been and will be materially and adversely affected in 2022, 2023 and 2024 and subsequent periods by the actions we have taken to date and the actions may take in the future in order to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations. We ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school, or K-12 Academic AST Services, in mainland China at the end of 2021. In addition, we have taken other actions to restructure our business and operations, including closing certain of our corporate offices, implementing staff optimization plans and disposing some of our assets to maintain our continued operations. We also began to provide new educational product and service offerings. Our teaching and learning SaaS offerings were launched in September 2021, and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. We will continue to seek guidance from and cooperate with all relevant government authorities in mainland China in connection with its efforts to comply with the policy directives of the New Regulations and will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations will be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, we cannot assure you that our new services and products, including our teaching and learning SaaS offerings and our other educational products and services, will not be deemed to be non-compliant in the future. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospects.

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

If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected.

We are continually exploring and experimenting with new educational products and services for students to respond to the changes in the regulatory environment and market demands, including student-facing digital product and content and educational institution-facing digital education services. Our ability to attract customers to purchase our other educational products and services is critical to the success and growth of our business. This in turn will depend on several factors, including our ability to develop, adapt or enhance the quality of our other educational products and services to meet the evolving demands of our existing or prospective customers, adapt our promotional activities to changes in market demand, legal regime and administrative practice, enhance our brand equity and awareness to a broader base of potential customers and refine our educational content offered and provide a more localized, personalized and effective learning experience for students.

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

The success of our business depends in large part on our ability to continue to attract new educational authorities and schools to choose our teaching and learning SaaS offerings and keep our existing customers. We have a dedicated sales and service team to solicit leads and bidding opportunities, provide pre-sale consultation and bidding preparation, as well as build and maintain the nationwide distribution network of our SaaS offerings. However, we cannot assure you that we will be successful in securing subscriptions and purchases from regional educational authorities due to government budgetary cycles, funding availability, evolving government regulations, competition, failure to effectively market our new products and services and maintain their quality and consistency, or other factors.

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

We rely on our dedicated sales team and nationwide distribution network to promote our teaching and learning SaaS offerings. We have a dedicated service team to fulfill the customer service needs. We must continue to recruit, train and retain qualified salespersons and build our distribution network at scale to promote our teaching and learning SaaS offerings effectively and to provide the necessary services. Our sales and service team has a limited operating history as compared to the analogous teams that we deployed for our prior businesses. If they are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their educational needs and feedback, we may be unable to effectively promote the adoption of our teaching and learning SaaS offerings to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to promote our teaching and learning SaaS offerings and attract students to our other educational products and services, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the positive outcome and feedback from districts, schools and teachers who use our teaching and learning SaaS offerings in their day-to-day teaching, as well as from those families and students who use our other educational products and services. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to ensure the high quality of our products and services, which has helped to strengthen our reputation, and to continue the expansion of the network of schools and teachers adopting our teaching and learning SaaS offerings, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, solution or products, regardless of its veracity, we may not be able to expand the network of schools and teachers adopting our teaching and learning SaaS offerings or attract students to our other educational products and services successfully or efficiently, and our business and results of operations may be materially and adversely affected.

If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our operating results could be harmed.

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

If we fail to keep up with rapid changes in technologies and educational needs, our future success may be adversely affected

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

Our teaching and learning SaaS offerings currently integrate with a number of hardware and software platforms combinations and can be customized to work with even broader situations and infrastructures, and we need to continually modify and enhance our products and services to adapt to changes and innovation in these technologies. Our SaaS offerings are based on tailored combination of a number of standardized modules covering classroom, question bank, homework assignments, learning content and multi-role reporting to suit the needs of different users. We may need to develop more modules to satisfy different schools’ needs or changes in educational needs. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and services to operate effectively with evolving or new technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We face significant competition, and if we fail to compete efficiently, we may lose our market share or fail to gain additional market share, which would adversely impact our business, financial condition and results of operations.

The in-school teaching and learning solutions industry and after-school education industry in mainland China are competitive, and we expect competition in this sector to persist and intensify. We face competition in both mainland China’s educational SaaS market and after-school education market from other educational service providers and other products and services catering to similar demands. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these educational service providers across a range of factors, including, among others, the extent to which the approach and format of our products address customer needs, functions covering diversified educational scenarios and friendly user experience, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar marketing approaches, with different pricing and service packages for in-school educational solutions or after-school learning products that may have greater appeal than our offerings. Our competitors may also choose to adopt alternative solutions aimed at enhancing teaching and learning efficiencies in schools, utilizing various technologies or approaches, whether existing or emerging. We may also be affected by the potential consequences of constantly evolving AI technologies. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their product and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, subscriptions to or purchases of our teaching and learning SaaS offerings and other educational products and services may decrease due to intense competition. If we reduce the price of our offerings or increase spending in response to competition in order to retain or attract students and other personnel, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions that may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase the price level of our offerings, attract and retain key personnel, maintain our competitiveness in terms of the quality of our product and service offerings in a cost-effective manner, we may lose our market share and our profitability may be adversely affected.

The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.

We are building AI into our product offerings. For example, we use AI technologies to improve the efficiency in creating educational content and guidance to students in our teaching and learning SaaS offerings. We use AI algorithms to provide more tailored learning experiences, delivering content, assessing student progress, and adapting instruction based on individual needs. As with many industrial innovations, AI also presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed and datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair our AI solutions. Some AI scenarios present ethical issues and if we offer AI related products that are controversial because of the impact of AI on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

In addition, uncertainties remain as to the ownership and intellectual property protection of the AI-generated content and the use of AI-generated content tools may result in potential intellectual property infringement and other legal issues. If we fail to obtain necessary and commercially consents or permits in the use of such content, whether due to the inability to identify or verify the appropriate rights holder or for any other reason, we may be found to have infringed on the rights of others, potentially resulting in claims for monetary damages, regulatory fines and penalties, or a reduction of content available to users.

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all its aspects. PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis. The Administrative Provisions on the Deep Synthesis of Internet Information Services, issued by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and effective on January 10, 2023, require the providers of deep synthesis services to, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. The Provisional Measures on AI-Generated-Content Services, published on July 10, 2023 by seven governmental authorities including the Cyberspace Administration of China, also imposes compliance requirements for providers of generative AI services to fulfill their responsibilities as network information contents producers and fulfill their obligations of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Non-compliance with these regulations may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of certain services.

However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, there remain uncertainties whether we are required to complete such security assessment and algorithm filing, and if so, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

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

The Chinese Ministry of Education, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. To implement the Alleviating Burden Opinion, the Chinese Ministry of Education issued a notice on its official website on December 13, 2021, which requires that the previous filing of educational apps under the Opinions on Educational Apps shall be temporarily withdrawn and be subject to review and re-approval. As of the date of this annual report, we have completed the re-filing procedure of our in-school apps that form part of our teaching and learning SaaS offerings as required under the Opinions on Educational Apps and the above notice. However, we are still in the process of preparing the applications for the filing of our educational apps. As the Opinions on Educational Apps and its relevant implementation rules are evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Private Education” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-school Tutoring and Online Private Education.”

Given the foregoing, the interpretation and application of the existing laws, regulations, implementation rules and interpretations that govern the online private education industry and the smart in-school classroom solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations, including those under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education.” It is also uncertain whether and how PRC government authorities would further promulgate new laws, regulations, implementation rules and interpretations applicable to online training institutions and the smart in-school classroom solution industry, including regulation related to in-school electronic devices and those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

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

We print and provide physical education materials to certain users of our other educational products and services. If the government authorities deem our printing and provision of physical education materials to users as “publication of books” under Administrative Regulations on Publishing, we may be required to obtain a Publishing License or to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai Hexu, and Beijing Qili Technology Co., Ltd, or Beijing Qili, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, educational content providers like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs or the Permit for Production and Operation of Radio and TV Programs primarily because there are no implementation rules or explicit interpretation from government authorities deeming internet education services as “internet audio-visual program services” and “radio and television program” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, if relevant government authorities deem our online educational content to constitute “online education activities” under the Amended Implementation Rules for the Private Education Law, our relevant operating entities may be required to obtain a private school operating permit. However, there is no definition of “online education activities” under the Amended Implementation Rules for the Private Education Law. In addition, as of the date of this annual report, there are no implementation rules or explicit interpretation from government authorities deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing services” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, each of Shanghai Hexu and Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, has obtained a Permit for Production and Operation of Radio and TV Programs. Furthermore, Shanghai Hexu, Beijing Yiqi Information, Beijing Yiqi Education Technology Development Co., Ltd., or Beijing Yiqi Development, Beijing Qili and Guangzhou Qili Technology Co., Ltd., or Guangzhou Qili, each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. But we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

There can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, recordation, renewals, expansion of scope, and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, recordation, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our noncompliant operations or claims for compensation of any economic loss suffered by the users of our products and services, and our business, financial conditions and operational results may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB1,441.9 million, RMB177.9 million and RMB311.8 million (US$43.9 million), respectively, in 2021, 2022 and 2023. We also had negative cash flows from operating activities of RMB1,506.7 million, RMB463.9 million and RMB212.1 million (US$29.9 million), respectively, in 2021, 2022 and 2023. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate enough revenue from our new business initiatives, increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new educational authorities, schools and students, hire educational content development professionals and other personnel, expand our sales and distribution network for teaching and learning SaaS offerings, and strengthen our educational content development and technologies and data analytics capabilities to enhance user experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short-term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our exploration of additional educational services, as any change in the regulatory environment could impact market demands.

We started offering our teaching and learning SaaS offerings since 2021 and we are continually exploring our other educational products and services. We aim to continue expanding the coverage of our product and service offerings to meet additional educational needs, as any change in the regulatory environment could impact market demands. Expansions and upgrades to our existing product and service offerings may not be well received by students, teachers and parents, and newly introduced product and service offerings and educational content may not achieve success as expected. Our teaching and learning SaaS offerings may also cover additional education services such as education informatization services for education-related government entities, schools and service providers, which are new business initiatives for us. Our operating history and experience with these new products and services are shorter than our other businesses, which may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

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

We and certain of our officers and directors were named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California, captioned Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 2:22-cv-04937. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On October 24, 2022, the Court appointed Lead Plaintiffs and Lead Counsel. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York under the caption Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 1:22-cv-09843. On January 31, 2023, Lead Plaintiffs filed an Amended Complaint. The Company filed its motion to dismiss the Amended Complaint on March 31, 2023. In July 2023, Magistrate Judge Stewart Aaron recommended that the Court grant Defendants’ motion to dismiss. In November 2023, District Judge Lewis Kaplan adopted the Magistrate Judge’s recommendation, and issued a judgment dismissing the complaint in its entirety with prejudice. Plaintiffs’ time to appeal has lapsed, and the matter is now considered closed. In addition, we may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Data security and data protection compliance receives heightened attention from domestic and global regulators and attracts great public scrutiny, which could increase our compliance costs going forward and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods or the public interest. In addition, critical information infrastructure operator identification rules shall be formulated and clarified by the competent departments and supervision and management departments of important industries and sectors in future legislation. These departments will then be responsible for identifying the critical information infrastructure in their respective industries and notifying the operators who are identified as a critical information infrastructure operator on timely basis. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, or the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, a critical information infrastructure operator that procures internet products and services or a network platform operator that conducts data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users and seek to list abroad shall apply with the Cybersecurity Review Office for a cybersecurity review. Our PRC counsel has consulted the relevant government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the Cyberspace Administration of China to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for our past issuance of securities to foreign investors through public offering and maintaining our listing status on Nasdaq. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” and the criteria for the determination of “affect or may affect national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or whether our data processing activities would be deemed to affect or may affect national security under PRC law. If we are deemed to be a critical information infrastructure operator or our data processing activities are deemed to affect or may affect national security under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, pursuant to which the relevant authorities or region shall inform or publicly announce whether the data is “important data.” As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Besides, we have not been informed or announced by any authorities that any data we process is important data.

In October 2023, the Cyberspace Administration of China promulgated the Regulation on the Cyber Protection of Minors which took effect on January 1, 2024. This Regulation further improve the regulatory requirements relating to minor’s cyber protection, pursuant to which (i) once locating minors’ private information or minors’ personal information released through the Internet involving private information, network service providers shall prompt and take necessary protective measures such as stopping the transmission to prevent the information from spreading; (ii) the staff of personal information processor shall be approved by the responsible person or his/her authorized management personnel before accessing minors’ personal information, record the access situation, and take technical measures to avoid illegal processing of the personal information of minors.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Revised Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our noncompliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement and provisions; however, as the laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. In addition, there are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. Although as of the date of this annual report we do not conduct any business operations in Hong Kong and we believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

We may rely on licenses from third-party education materials publishers and partners to distribute digital education textbook content to our school partners, teachers and students and to develop our other education products and services. The contracts or arrangements with most publishers and partners are typically subject to renewal every one to three years and thus the long-term availability of such digital content is affected by potential future changes. If we are unable to secure and maintain the rights to distribute, or otherwise use, the digital content upon terms that are acceptable to us, we would not be able to acquire such digital content from other sources and our ability to attract more schools and teachers to adopt our teaching and learning SaaS offerings or new students to purchase our other educational products and services and retaining existing schools, teachers and students could be adversely impacted. Moreover, to the extent we are able to secure and maintain rights to distribute, or otherwise use, the digital textbook content, our competitors may be able to obtain the same rights on more favorable terms.

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

We offer refunds for customer advances for our other educational products and services. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student and parent dissatisfaction with our product quality and our educational content offerings, privacy concerns relating to our services, negative publicity regarding us, and any change or development in PRC laws and regulations with respect to fees charged by educational service providers like us. Any refund payments that we may be required to make to our users, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. In addition, we lease educational products under our teaching and learning SaaS offerings to schools. If any incidents occur resulting in damage to our educational products, our financial condition, results of operations or business could be adversely affected.

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

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in mainland China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’, students’ and parents’ satisfaction and reduce the attractiveness of our teaching and learning SaaS offerings and other educational products and services, which would result in reduction in the number of teachers using our teaching and learning SaaS offerings and number of students purchasing our other educational products and services. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

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

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to AI, our competitive position and ability to generate revenues may be materially and adversely affected:

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

If our Al programs or proprietary data analytics algorithms, especially those related to localized and real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our other educational products and services. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our user base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our Al programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our Al programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and services would be significantly harmed, and they may lose confidence and trust in our products and services. As a result, we may incur significant reputational damage and market share loss.

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

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the Chinese Ministry of Education issued certain implementation guidelines to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

We may not be able to timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, or at all

Our educational content development team works closely with our sales and service team on developing, updating and improving our existing educational content and developing new educational content to stay abreast of the latest educational trends and changes in education curricula and textbook content in their respective subject areas. The adjustments, updates and expansions of our existing educational content and the development of new educational content may not be accepted by existing or prospective students. Even if we are able to develop acceptable new educational content for our product and service offerings, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new educational content or upgrading existing ones may require us to commit significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing educational content development and upgrading opportunities due to the financial constraints, failure to attract educational content development professionals, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in our educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we implement various content moderation procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, certain of our educational content, which is designed internally based on our understanding of the examination requirements and other factors, may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

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

We regularly and actively monitor content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of the users of our products and services, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of students or other users suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, the pace at which our SaaS offerings are adopted, the demand for our other educational products and services, results of operations and financial condition may be materially and adversely affected.

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

Our results of operations are subject to seasonal fluctuations.

We may generate higher net revenues in the third and fourth quarters in the future for our teaching and learning SaaS offerings business with regional educational authority clients, as it aligns with their specific budgetary cycles. For our private and public school clients, we may generate higher growth in net revenues in the first and third quarters in the future, as these are typically the school seasons when we deliver our teaching and learning SaaS offerings. Our other educational products and services business tends to generate relatively stable net revenues. Overall, the historical seasonality of our business has been relatively mild, but seasonality may increase in the future and there are uncertainties in real practice that could impact overall net revenues. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We have granted, and expect to continue to grant, share-based awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. As of February 29, 2024, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018 Plan and the 2020 Plan is 59,899,375, 25,703,602 and 61,470,854, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recorded RMB195.2 million, RMB129.6 million and RMB83.7 million (US$11.8 million) in 2021, 2022 and 2023, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus that contribute to our business.

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

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

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

Since our initial public offering of our ADSs on Nasdaq in December 2020, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We may be unable to timely complete our evaluation testing and any required remediation.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in mainland China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with mainland China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of parents, students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

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

A severe and prolonged downturn in the Chinese or global economy could materially and adversely affect our business, results of operations and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The PRC regulatory authorities have significant discretion in interpreting and implementing the PRC Advertising Law, PRC Pricing Law, the PRC Anti-Unfair Competition Law and the rules and regulations related thereto. While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations. We also cannot assure you that we can rectify content that is deemed in violation of such laws and regulations, in a timely manner, or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

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

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our mainland China subsidiaries and foreign-invested enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct such business activities in mainland China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, our WFOEs have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. In 2021, 2022 and 2023, we derived 99.2%, 93.9% and 98.3% of our total revenues from the VIEs and their subsidiaries, respectively. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. In addition, as of the date of this annual report, these agreements have not been tested in a court of law.

In the opinion of our PRC legal counsel, Tian Yuan Law Firm, (i) the ownership structure of the VIEs and our WFOEs does not result in any violation of laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by laws of mainland China will not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law does not explicitly classify whether the variable interest entities that we direct business operations through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce, and the National Development and Reform Commission, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from PRC government authorities if operating in “restricted” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with the interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the business operations of the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the business operations of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We conduct our business in mainland China through the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations at any time, or may exert control over operations of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant mainland China government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. From the second half of 2021, a series of other draft laws and regulations concerning cybersecurity and data security were issued for public comment, certain of which have begun to take effect. See also “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” The draft laws and regulations concerning cybersecurity and data security are in the process of being formulated and there are still uncertainties on how the newly promulgated laws and regulations concerning cybersecurity and data security will be interpreted and implemented by the mainland China governmental authorities. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures concerning overseas listing by PRC companies, effective on March 31, 2023. See “—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” for details. There remain substantial uncertainties about how the Overseas Listing Trial Measures will be interpreted, or implemented and how they will affect our operations and future overseas offerings.

It remains uncertain how mainland China governmental authorities will regulate overseas listing in general and whether we are required to obtain any other specific regulatory approvals from or complete any specific filing procedures with the CSRC, the Cyberspace Administration of China or any other mainland China governmental authorities for our offshore offerings. If the CSRC, the Cyberspace Administration of China or other regulatory agencies later promulgate new rules or explanations further requiring that we obtain their additional approvals or complete additional filings with them for our future offshore offerings, we may be unable to obtain such approvals or complete such filings in a timely manner, or at all, and such approvals and filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies by using such overseas special purpose vehicle’s shares as a means of payment and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

On February 24, 2023, the CSRC, together with other government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. According to these provisions, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, these provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to M&A and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other Chinese regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Under law of mainland China, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with mainland China market regulation administrative authorities.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shanghai Hexu, Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education and Beijing Yiqi Development enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the mainland China governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the mainland China governmental authorities. If Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development fail to maintain their HNTE status, experience any increase in the enterprise income tax rate, or face any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall be subject to antimonopoly review. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

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

Our mainland China subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. Cash transfers from our mainland China subsidiaries and the VIEs to entities outside of mainland China are subject to the regulations on currency conversion. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us.

We cannot preclude the possibility that, in the future, the PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of mainland China. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

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

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our mainland China subsidiaries and VIEs and their subsidiaries. We may make loans to our mainland China subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in mainland China, which are treated as foreign-invested enterprises, under law of mainland China, are subject to applicable foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign invested enterprise or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the mainland China authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a mainland China entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which (i) reduced the number of consecutive non-inspection years required for triggering the trading prohibition under HFCAA from three years to two, and (ii) clarified that the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions because of positions taken by any foreign authority, not only an authority in the location in which the firms are headquartered or in which they have a branch or office.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. Furthermore, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain consent from CSRC and relevant competent authorities before they provide relevant documents and materials required by overseas securities regulators for investigation and collection of evidence. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of mainland China may provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of mainland China. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law and the above provision of the Overseas Listing Trial Measures have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, the required prior consent from CSRC and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Risks Related to Our ADSs and Class A Ordinary Shares

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “YQ.” On August 3, 2023, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we did not meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). On January 4, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs has been at $1.00 per ADS or greater for 10 consecutive business days, and we have regained compliance with the Nasdaq Listing Rule 5450(a)(1). As of the date of this annual report, we are in compliance with the requirements for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

As of February 29, 2024, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 15.1% of our total issued and outstanding share capital and 84.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of the ADSs or our ordinary shares over the following 12 months through October 31, 2022. We accumulatively repurchased approximately US$3.8 million of ADSs under this share repurchase program and the share repurchase program was complete in October 2022. On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. We accumulatively repurchased approximately US$7.1 million of ADSs under this share repurchase program and the share repurchase program was completed in November 2023. On September 21, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2023.

As of December 31, 2023, we accumulatively repurchased approximately US$1.6 million of ADSs under this share repurchase program. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

We currently, do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our seventh memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Certain judgments obtained against us or our directors and executive officers by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in mainland China. All of our current operations are conducted in mainland China. In addition, all of our directors and executive officers are located in mainland China as of the date of this annual report. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

An ADS holders right to pursue claims against the depositary is limited by the terms of the deposit agreement

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. In March 2024, our board of directors approved the issuance of 58,453,168 Class B ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$3,109,708.54. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of such share issuance. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.
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

It is likely that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (2) at least 50% of the fair market value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based upon our current and expected income and assets (the value of which are partially determined by reference to the market value of our ADSs), it is likely that we were a PFIC for the taxable year ended December 31, 2023, and could continue to be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained the ability to direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu and its shareholders. As a result of the contractual arrangements, we have the power to direct the activities of Shanghai Hexu that most significantly affect its economic performances and are entitled to receive the economic benefits of Shanghai Hexu that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Shanghai Hexu for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Shanghai Hexu’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Shanghai Hexu, the contractual arrangements by and among Shanghai WFOE, Shanghai Hexu and its shareholders was respectively amended and restated in May 2020 and September 2020.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, in February 2019, and further entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education established in July 2019, gained the ability to direct the business operation of Beijing Yiqi Information. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Information that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Information that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Information for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Information’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Beijing Yiqi Information, the contractual arrangements by and among Beijing Yiqi Education, Beijing Yiqi Information and its shareholders was amended and restated in September 2020. Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixuan Education & Technology Co., Ltd., or Guangzhou Qixuan, in December 2021. As part of our efforts to streamline our corporate structure, Beijing Yiqi Education entered into a termination agreement with Beijing Yiqi Information and its shareholders to terminate certain contractual arrangements between Beijing Yiqi Education and Beijing Yiqi Information, Beijing Yiqi Information’s shareholders and other relevant parties, and meanwhile our wholly-owned subsidiary Guangzhou Qixuan entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in March 2022 through which Guangzhou Qixuan gained the ability to direct the business operations of Beijing Yiqi Information.

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

On November 17, 2021, we changed the ratio of ADSs to Class A ordinary shares, or the ADS Ratio, from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares.

We ceased offering tutoring services related to K-12 Academic AST Services in mainland China by December 31, 2021.

To further expand our business operations, we set up Beijing Qili Technology Co., Ltd., or Beijing Qili, in October 2021 and further entered into a series of contractual arrangements with Beijing Qili and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Qili in October 2021. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Qili that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Qili that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Qili for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Qili’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Further, we established a wholly-owned subsidiary in the British Virgin Islands, 17 Educational Products Limited, in September 2021. 17 Educational Products Limited established a wholly-owned subsidiary in Hong Kong, 17 Glory Limited, in October 2021. 17 Glory Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixiang Technology Co., Ltd., or Guangzhou Qixiang, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Qili and Beijing Qili’s shareholders, and our wholly-owned subsidiary Guangzhou Qixiang entered into a series of contractual arrangements with Beijing Qili and its shareholders in March 2022 through which Guangzhou Qixiang gained the ability to direct the business operations of Beijing Qili since Guangzhou Qixiang’s establishment in December 2021.

To further expand our business operations, we set up Beijing Yiqi Development in April 2021 as a subsidiary of Shanghai Hexu. Subject to the change of shareholders of Beijing Yiqi Development, we entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Yiqi Development in November 2021. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Development that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Development that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Development for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Development’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Further, in September 2021, we established a wholly-owned subsidiary in the Cayman Islands, 17 Technology Limited. In October 2021, 17 Technology Limited established a wholly-owned subsidiary in the British Virgin Islands, 17 Inspire Limited. In October 2021, 17 Inspire Limited established a wholly-owned subsidiary in Hong Kong, 17 Legend Limited, which established a wholly-owned subsidiary in mainland China, Beijing Yiqi Hangfan Technology Co., Ltd., or Beijing Yiqi Hangfan, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders, and our wholly-owned subsidiary Beijing Yiqi Hangfan entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders in March 2022 through which Beijing Yiqi Hangfan gained the ability to direct the business operations of Beijing Yiqi Development since Beijing Yiqi Hangfan’s establishment in December 2021.

To further expand our business operations, we set up Guangzhou Qili in March 2022 and further entered into a series of contractual arrangements with Guangzhou Qili and its shareholders through which our wholly-owned subsidiary Guangzhou Qixiang gained the ability to direct the business operations of Guangzhou Qili in March 2022. As a result of the contractual arrangements, we have the power to direct the activities of Guangzhou Qili that most significantly affect its economic performances and are entitled to receive the economic benefits of Guangzhou Qili that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Guangzhou Qili for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Guangzhou Qili’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented.

On December 18, 2023, we changed the ADS Ratio from one ADS to ten Class A ordinary shares to one ADS to fifty Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to fifty Class A ordinary shares.

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

B.
Business Overview

Overview

We are a leading education technology company in China. Our smart, in-school, teaching and learning SaaS offerings assist students, teachers, schoolmasters and educational authorities across China to achieve data-driven teaching, learning and assessment. We also offer other educational products and services that complement students’ in-school learning. Leveraging the content, data insights and brand recognition that we have accumulated over the past decade, our products and services have seen significant progress since their launch in late 2021, after we transformed our business following the implementation of the Alleviating Burden Opinion in July 2021.

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

We believe our in-school offerings provide substantial benefits for teachers, students, parents and educational authorities:

For teachers. We believe school teachers are the pillars of the education system. We provide teachers with comprehensive educational content that we have fine-tuned over the past nine years, as well as a range of powerful tools that allow them to more efficiently execute their daily activities, including assigning personalized homework assignments, as encouraged by the Alleviating Burden Opinion, freeing them to concentrate on improving the quality of their teaching. With our products, teachers can easily track student performance during the semester and throughout different grades, empowering them to offer a significantly higher level of personalization and elicit better results from students.

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

After-school

Historically, online K-12 after-school tutoring courses were our core offerings for the after-school learning scenario. However, in order to ensure compliance with the latest PRC regulations, we ceased offering the K-12 Academic AST Services by the end of December 2021. We have been exploring alternative forms of education products and services to address market needs, leveraging our profound insights into student academic performance in school and our understanding of local curricula. Our significant presence in K-12 schools across China allows us to apply our insights into local curriculum and assessment objectives, as well as understanding of students’ learning weakness, to our exploration of new products and services. Moreover, the trusted relationships we have developed with students and parents provide us with a large and familiar pool of prospective customers for our new products, as well as a community of supporters that provide organic word-of-mouth referrals.

Our Teaching and Learning SaaS Offerings

Our Previous Smart In-School Classroom Solutions

We have been offering free smart in-school classroom solution across China for almost a decade and was a market leader in this segment. Over time, we had significantly expanded the product portfolio of our smart in-school classroom solution to encompass class preparation and delivery, homework-related activities and academic assessment, delivering significant efficiency to teachers, students and parents in all of their key daily educational activities and enable them to perform tasks that are otherwise impracticable using traditional offline methods. Our massive and proprietary content library features localized homework assignments, academic assessments and teaching and learning materials that closely track the local curriculum and educational objectives at schools across the country. In particular, our content library currently has a deep reserve of high-quality written and multimedia educational resources, including over 21 million high-quality educational resources, accurately tagged for major K-12 subjects. The widespread adoption of our existing smart in-school classroom solution and the high quality of our educational content offerings, as well as their daily integration into the in-school learning environment, have solidified our brand recognition and enabled us to win enduring trust from all stakeholders—teachers, students and parents. The high-frequency interactions we have across our products and our unique access to a large amount of mission-critical learning data also give us deep insight across all of our user groups. These position us to gain a leading edge in the education services industry.

Our Current Teaching and Learning SaaS Offerings

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

We developed our teaching and learning SaaS offerings by building upon our deep understanding of teaching and learning scenarios, Al capabilities, data insights, content and brand power that we have accumulated over the past ten years. These offerings help schools and teachers digitalize traditionally teaching resources to build an “internet + education” platform, achieve data synchronization across different education functions, and gain holistic insights about their teaching and students’ learning. Our teaching and learning SaaS offerings are built around independently configurable modules, with each module covering a distinct in-school learning scenario. The scenarios covered include classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, among others. This digitalization helps to increase the efficiency and effectiveness of homework assignments, as well as core teaching and learning scenarios. Our teaching and learning SaaS offerings are intended to reduce the burden of both teachers and students as it is designed to improve the efficiency of homework assignments and related teaching and learning scenarios.

Our teaching and learning SaaS offerings are further accompanied by tailored hardware offerings and integrations to enhance the user experience and efficiency of our in-school offerings, through better data collection and interaction, and additional matching educational contents and services for students to learn better once issues are identified by our teaching and learning SaaS offerings.

School Coverage and User Base

We have established a strong national footprint within China’s K-12 education system through almost a decade of expansion and growth. Through our high-quality and effective free in-school products, we have amassed a large and highly engaged user community for our existing smart in-school classroom solution. Historically, our free smart in-school classroom solution had cumulatively serviced over 1.0 million verified teacher users, more than 50.0 million verified student users and close to 50.0 million registered parent users, and was used at over 70,000 K-12 schools in over 300 cities across all provincial-level regions in mainland China. We define verified teacher users as users of our in-school teacher applications that have fulfilled our verification requirements with respect to user information provided, number of students enrolled in his or her virtual class(es) and level of student activity, such as having at least three homework assignments issued and completed by at least eight student users enrolled in his or her virtual class(es). We define verified student users as users of our in-school student applications that have completed at least three homework assignments and we define registered parent users as users that have registered and logged onto our in-school parent application at least once since registration.

Regional Educational Authorities

We launched our teaching and learning SaaS offerings in September 2021. We started our teaching and learning SaaS offerings business with regional educational authorities. In October 2021, we secured a “precision teaching and adaptive learning system based on intelligent homework” contract with the Minhang District of Shanghai. In 2022, we successfully delivered the precision teaching and adaptive learning system covering the whole Minhang district in Shanghai and this learning system has been used regularly throughout the teaching and learning process and has been well received by teachers, schools and educational authorities during the COVID-19 pandemic.

We work to continually update the educational content offered in our teaching and learning SaaS offerings to reflect the latest updates in education curricula and textbooks and specific requests from our users, as well as have expanded our use cases to cover additional key educational scenarios. In 2022, we secured an intelligent in-class and homework SaaS service contract with the Changning District of Shanghai, under which our precision teaching and adaptive learning system were used to promote digitalization of teaching and learning with visualized data to facilitate school management and student development. In the same year, we also secured two contracts with the Xicheng District of Beijing to help build an online integrated student evaluation platform and an integrated student learning performance evaluation platform, and launched strategic cooperation and pilot school programs in relation to digitalized homework and teaching platforms across different districts in Shanghai and other cities of China.

As we work closely with educational authorities and educational experts, we can better understand the educational needs of and the feedback from educational authorities, schools and teachers and further develop, update and improve our teaching and learning SaaS offerings. In March 2023, we secured a “smart-pen and intelligent homework-based education digital transformation project” in the Minhang District of Shanghai. This project represents a milestone in our development and showcases our ability to provide industry-leading total solutions for one of the most demanding regions in China. We have received significant inbound inquiries about this project and our offerings from various education bureaus and regional distributors.

In April 2023, we won the bid for the cloud classroom evaluation system project in Xicheng District of Beijing. Our cloud classroom evaluation system enables the collection and analysis of interaction data between teachers and students during and after classes. This allows for comprehensive improvement of the overall quality of classroom instruction, ongoing enhancement of the regional curriculum evaluation system, and refinement of educational content and approaches. As of the date of this annual report, the cloud classroom evaluation system project was implemented across 41 schools in Xicheng District of Beijing.

In September 2023, we won the bid for a new smart-pen and intelligent homework-based digital transformation service project in Changning District of Shanghai. The project includes 290 classes in 18 middle schools in the district, spanning across grades 6 to 8 and covering over 10,000 students. In November 2023, we secured another project involving smart-pen and intelligent homework platforms in Changning District’s primary schools. This newly won project extends to 28 primary schools, incorporating 128 classes and benefiting more than 4,000 students. In December 2023, we secured a contract for the Teaching Software Integration and Data Analysis Service Project in Songjiang District of Shanghai. This SaaS-based project spans at least eight schools across the district, involving 101 classes, 4,139 students, and 200 teachers.

As of the date of this annual report, in the Minhang District in Shanghai, 100% of the 128 public schools have adopted our teaching and learning SaaS offering, which has cumulatively served over 120,000 students, completing over 16 million homework assignments. Our teaching and learning SaaS offering not only improved the educational quality and operational efficiency of public schools in the Minhang District but also served as a key data collection and analysis tool for the implementation of Minhang District’s data-driven individualized teaching initiative. As of December 31, 2023, our teaching and learning SaaS offerings are used in over 100 cities across 29 provincial-level regions in mainland China. We are currently in discussions with a number of regional educational authorities across China regarding the adoption of our teaching and learning SaaS offerings.

Private and Public Schools

Except for our teaching and learning SaaS offerings business with regional educational authorities, we have also pursued new growth strategies and expanded our customer base through the establishment of strategic partnerships with well-known private education groups, targeting both private and public schools. As a result of these collaborations, we have successfully implemented and transformed various projects in regional schools under these educational groups, such as Suzhou Foreign Language School, Nanjing Jiangning Binjiang Foreign Language School, and Kunshan Foreign Language School in Jiangsu, Changsha Mingda Middle School in Hunan, Xianghu Future School in Zhejiang, Zhongshan County Zhiyuan Middle School in Guangxi, Aerospace City Campus of the High School affiliated with Renmin University and Aerospace City School Kunshan Foreign Language School. As an example, our project with Changsha Mingda Middle School utilizes our SaaS platform to offer digital application services in various teaching scenarios, such as classrooms, homework assignments, examinations, and teaching management. This model serves as a complement to our existing projects with district education bureaus, further accelerating our strategy to reach more schools and students, which creates a virtuous cycle that allows us to continually improve our products and solutions.

With our experiences and insights accumulated over the past three years, we have developed a standardized, replicable model of integrated digital solutions in the form of teaching and learning SaaS offerings and related value-add services. We are also seeing increasing acceptance of the SaaS subscription model, compared with the previously more dominant one-time purchase model in the industry. We expect to leverage our experience, including our successful collaboration with the educational authority in Minhang District in Shanghai, to expand our geographical reach to more Districts and more cities throughout China. We are dedicated to providing the market with innovative, leading product solutions that set new standards in education technology.

Use Cases

Our smart in-school classroom solution and our teaching and learning SaaS offerings cover all of the key activities related to K-12 in-school education in China, both in its in-school and after-school segments, including class preparation and delivery, homework-related activities, academic assessment and self-directed learning and multi-role reporting, among others. The underlying technology architecture of our teaching and learning SaaS offerings consists of up to seven modules that can be independently selected, configured, or augmented together. Compared to a traditional monolithic design, such modularized design makes our education management SaaS system adaptable for the needs of different users. In 2023, the Beijing Municipal Education Commission selected certain innovative application cases of big data in education, among which Xicheng District of Beijing, utilizing our teaching and learning SaaS offerings, was selected as a district-level model. Additionally, other clients of ours, including the High School affiliated with Renmin University, Aerospace City School, Beijing No. 43 Middle School and Beijing Primary School

(Tongzhou Branch) were recognized as outstanding school-level models. These exceptional innovative application cases serve as exemplary models for schools in various districts, showcasing the ability of our teaching and learning SaaS offerings to facilitate the digital transformation of education, consistently meet the needs of both teachers and students, and thereby assist schools in improving their teaching and nurturing practices. Some of the key use cases of teaching and learning SaaS offerings are described in more detail below.

Class Preparation and Delivery

Given recent developments in technological capabilities and consumer behavior, technology has increasingly become a part of K-12 education. Our 17 Smart Class software is a comprehensive content creation tool that seamlessly integrates with the software school teachers use to teach. When preparing presentations and other course materials, teachers can instantly access hundreds of thousands of pieces of highly modularized, accurately labeled, readily usable and easily customizable educational content from our database. Our proprietary content library is frequently updated and is organized across a number of easy-to-navigate classifications, including subject, learning objective, grade level, textbook version, and content type, among others. Teachers are also able to incorporate homework and assessment data from our in-school applications when preparing teaching materials for class, and in this way can make sure to take into account common mistakes on past homework questions and examinations. By using our high-quality content and our in-school data to create customized class materials, teachers are able to easily deliver an engaging, interactive learning experience for their students with more effective results. Teachers can also assign and conduct in-class exercises to assess students’ understanding and provide immediate feedback. Our teaching and learning SaaS offerings also support cloud-based recording of classroom sessions, allowing for the review and analysis of teaching and learning interactions. This feature assists teachers in improving their instructional quality and enables educational authorities to monitor and evaluate teaching practices.

Homework-Related Activities

To provide an integrated education experience, our existing, free smart in-school solution matches the corresponding teacher, student and parent accounts to streamline homework assignments, synchronize updates on learning progress and outcomes and facilitate communications among them.

Our applications give teachers the ability to easily access our massive, proprietary content library when assigning homework to their students. Leveraging our state-of-the-art algorithm technologies, our applications automatically generate and recommend to teachers a wide variety of homework sets sourced from our proprietary content library. These homework sets are tailored according to a number of corresponding local and personal factors. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.” We also provide teachers with the flexibility to create their own customized homework sets using questions sourced from our content library. Teachers have the flexibility to design homework assignments using multiple formats and approaches, enhancing their efficiency in creating assignments. In addition, our applications for students and parents recommend highly personalized exercises that complement homework assigned by teachers for additional learning at students’ own pace.

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

For each homework assignment, our teacher applications automatically generate a comprehensive report based on insights from a wide variety of data, enabling teachers to identify the weaknesses and areas of improvement of students both on a class-wide and an individual level. Our algorithm technologies also learn on this data to constantly fine-tune our homework recommendations for each teacher, creating a self-reinforcing cycle that rewards long-term, repeated use of our products. Through their respective applications, students and parents can also access detailed compilations of all the mistakes students have made in the past, which constitute valuable personalized learning materials for students’ review and reference for parents’ guidance and supervision, forming a closed loop of learning. In addition, our application supports multi-terminal error correction, and students can access it through various offline and online methods such as learning devices, mobile applications, public platforms, personalized exercise books, and online homework correction.

Our applications also support various homework scenarios, including daily assignments, unit assignments, milestone assignments, and holiday assignments. Schools and teachers can configure personalized settings for different campuses, allowing for different modes of answering and multimedia integration.

Academic Assessment and Evaluation

We have transformed traditional data products in the industry, which focused more on data itself, into new data products that prioritize the utilization of data, thus embodying the value of data to a greater extent. We ensure scientific validity by relying on process data from large-scale practices and rigorous measurement methods. We support educational management by providing a basis for evaluation and practical decision-making. We conduct data governance, modeling, and validation aligned with regional educational concepts. In practice, we have established an evaluation system focusing on teaching norms, teaching research, and teaching effectiveness, guiding administrators to pay attention to teachers’ teaching processes and the causes of teaching problems, thereby achieving efficient problem-solving. We also assist teachers in various forms of academic assessment catering to their diverse needs. Leveraging our highly localized content library and powerful applications, teachers can design, distribute and easily grade assessments with ease in a range of assessment scenarios, from short quizzes to mid-term and final exams. Purely online academic assessments have become increasingly popular among teachers and schools since the COVID-19 pandemic. In addition, we also help teachers digitize, grade and review examinations distributed and completed in offline settings, as well as support smart pen trajectory collection and online marking. We offer a teaching research dashboard that provides teachers with valuable insights and data for instructional improvement. Teachers can access real-time and in-depth insights into student performance at the class level, which help teachers identify students’ issues and facilitate precise and efficient teaching. Using our powerful algorithm technologies, we provide teachers, schools and parents detailed post-assessments analysis reports to help them better understand and contextualize the academic performance of their students, such as information on the students’ learning levels and learning behaviors. Additionally, we offer recommendations for relevant learning content and assistance in study planning to enhance students’ learning efficiency. For more information on the related algorithm technologies, see “—Technology—Big Data—Algorithms.”

Other Educational Products and Services

We have been exploring alternative forms of education products and services to address market needs and in response to changes in the regulatory environment. We offer a variety of educational products and services bolstered by our exceptional capability to create educational content and our advanced technologies. Our other educational products and services mainly include membership-based premium educational content subscriptions to our selected educational contents, light courses, Chinese reading, math oral arithmetic, reading machines, study plans and associated services. We may also develop and launch other products and services as regulatory environment and market conditions evolve.

Our other educational products and services are designed to supplement the in-school studies of primary and middle school students. The educational products and services leverage the significant educational content and school-and-district-level data insights that we have accumulated across China from our in-school business over the last decade. These insights have enabled us to gain a deep understanding about our users and the content of local exams so that we can develop personalized exercise books, which are coupled with sophisticated automated grading and analysis capabilities through with our mobile app, allowing us to cater to each student’s learning needs. In addition, we have designed a set of effective systems to motivate children to develop good self-directed learning habits.

Our development professionals combine our accumulated education experience and our multi-dimensional, in-school learning data to develop content of our product. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design, testing and refinement of our other educational products and services. We continually update and improve our products’ content based on students’ and parents’ use and feedback and the latest insights we have gained from our in-school products.

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2023, we had eight content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

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

After-School Content

Our development professionals combine our accumulated education experience and our multi-dimensional, mission-critical in-school learning data to develop content of our other educational products and services. For example, they synthesize and incorporate the key knowledge points tested in-school and common weaknesses and areas for improvements among students within a certain region. To make sure our data-driven insights are translated into effective educational content, our development professionals apply their in-depth education experience and know-how to the design and refine the educational contents. As an integral part of our after-school content offerings, we also utilize our algorithm and data analytics capabilities to develop and recommend highly personalized after-class exercises and academic assessments that are complementary to students’ in-school education. We continually update and improve content of our product after each semester based on students’ and parents’ feedback and the latest insights we have gained from our in-school products.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2023, we had a team of technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

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

Artificial Intelligence

With access to a massive amount of data, we believe we are in a strong position to capitalize on the use of artificial intelligence and machine learning technologies. We have established ourselves as pioneers in China by successfully incorporating artificial intelligence in our core curriculum, known as Artificial Intelligence in General

Curriculum, into our day-to-day business operations. Starting from October 2023, we initiated a pilot program to utilize Artificial Intelligence in General Curriculum-generated video tutorials for providing explanations to incorrect answers in educational institutions. This innovative initiative has garnered positive feedback from frontline teachers. As Artificial Intelligence in General Curriculum technology continues to advance, it holds potential for alleviating the workload of teachers. Additionally, the implementation of transformer-based optical character recognition technology in content production has significantly enhanced the accuracy of question recognition and substantially reduced the cost associated with question creation. The constant upgrades of our educational products have effectively translated into our improved retention rate and provided a solid driver for our long-term, healthy and sustainable development.

Infrastructure

Our servers are hosted in our own internet data center in Beijing, China. We continually back-up our databases on both real-time and delayed bases. Our IT and operation professionals continually monitor the performance of our websites, applications and network infrastructure to promptly respond to potential risks. We also partner with leading cloud service providers in China to host our computing functions.

Sales, Marketing and Customer Service

Teaching and Learning SaaS Offerings

The primary clients of our teaching and learning SaaS offerings are (i) regional educational authorities, which typically require us to go through a stringent procurement and bidding process, and (ii) private and public schools, which offer a faster decision-making process and provide diversified and flexible sources of funding. To that end, we primarily rely on our dedicated sales and service team to solicit leads and bidding opportunities, provide pre-sale consultation and bidding preparation, as well as build and maintain the nationwide distribution network of our SaaS offerings. Our sales and service team works closely with this team to collaborate and secure projects.

Other Educational Products and Services

We market our other educational products and services, including various online self-learning contents and products, and strengthen our brand recognition primarily through our proprietary user community at the moment. We leverage word-of-mouth referrals generated based on our general brand recognition and trust from prior users of our various products.

Data Privacy and Security

We are committed to protecting the large amount of user data that we collect, process, store and use on a daily basis. We have implemented advanced data encryption measures to ensure secured transmission of data, encrypt confidential personal information for storage and apply classified encryption methodology based on the level of risk. In addition, we have established stringent internal protocols to prevent any unauthorized access or use of our user data. We have obtained the Level III Certification in Information Security and Protection issued by the local branch of Ministry of Public Security. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the privacy of the users of our products and services. All our employees and tutors are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our user data. We limit the types of personal information that our employees and products are allowed to collect to only those strictly necessary for conducting our operations. Our user data is ranked by level of risk, and our risk department works with our various operating departments to delineate the types and scope of user data that employees are allowed to access based on their work scope and job responsibility. Our employees’ and tutors’ access and use of user data are automatically recorded and routinely reviewed. We also conduct system-wide vulnerability scanning and penetration test every year to continually improve our data security measures.

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

Competition

We compete with other providers on, and continually strengthen our advantages in, the following principal competitive factors:

•
ability to convert an in-depth understanding of the full-cycle of educational scenarios into user-friendly functions and solutions, as well as the comprehensiveness of these functions;
•
high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives;
•
insights based on learning data and empowered by data analytics capabilities and advanced technologies;
•
ability to provide products and services to end-users and distributors at competitive price points;
•
strong national sales networks in China;
•
effectiveness of customer services and sales and marketing efforts; and
•
track record, trust and brand recognition.

The online educational product market is rapidly evolving and highly competitive. We believe the principal competitive factors in our business include the following:

•
ability to rapidly adapt and develop products that meet student needs within the latest regulatory environment;
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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2023, we had registered 337 trademarks, 164 patents, 124 software copyrights and 113 domain names in China.

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

Regulations

We operate our business in mainland China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Chinese Ministry of Education, the Ministry of Industry and Information Technology, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), and the National Press and Publication Administration (formerly known as the State Administration of Press Publication Radio Film and Television). This section summarizes the principal PRC regulations related to our business.

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, which was promulgated on March 18, 1995, and last amended on April 29, 2021, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the Standing Committee of the National People’s Congress promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018 with such amendment effective on the same date. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the private schools shall obtain a private school operating permit issued by relevant government authorities and registered with relevant registration authorities.

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

Regulation Related to After-School Tutoring and Online Private Education

On August 30, 2018, the Chinese Ministry of Education, the State Administration for Market Regulation, and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers, which requires, among others, that the schools (i) shall use electronic devices based on the principal of necessity, shall not rely on electronic devices for teaching and homework assignment and shall rather assign paper-based homework in principle, and shall limit use of electronic devices to no more than 30% of total teaching time; and (ii) shall strictly implement the learning and development guidelines for children aged from 3 to 6, pay attention to the importance of child life and play and avoid “primary school” teaching.

On December 25, 2018, the General Office of the Chinese Ministry of Education issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful content (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

On August 10, 2019, the Chinese Ministry of Education, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent educational authority; and (iv) Educational Apps adopted by educational authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games. On November 11, 2019, the Chinese Ministry of Education issued the Management Rules on Filing of Educational Mobile Apps, which supplement the filing requirements of the Educational Apps.

On September 19, 2019, the Chinese Ministry of Education, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on September 4, 1991, was last amended on October 17, 2020, which took effect on June 1, 2021. According to the amended Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

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

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions for pre-school-age children and new after-school tutoring institutions providing tutoring services on academic subjects for students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the Chinese Ministry of Education issued the 2022 Work Points of Chinese Ministry of Education, which specifies that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be strictly implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On September 9, 2021, the Chinese Ministry of Education published on its official website that the Chinese Ministry of Education, together with two other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021, and all Academic AST Institutions for students in compulsory education shall, before completing such registration, suspend enrollment of students and charging fees.

On September 18, 2021, the Chinese Ministry of Education further published on its official website that the General Office of Chinese Ministry of Education, together with five other government authorities, issued a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities to obtain the private school operating permit by the end of 2021, and all online Academic AST Institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

The Chinese Ministry of Education issued the Provisional Measures on Administrative Penalties for After-School Tutoring effective from October 15, 2023, which clarifies various non-complaint activities of after-school tutoring institutions and stipulates corresponding penalties. According to the Measures, the conduct of after-school tutoring by any person, legal person or other organization without approval and satisfy the following conditions constitutes unauthorized conduct of after-school tutoring institutions, which shall be ordered to cease the operation of the institutions, return collected fees and impose a fine: (i) having specific training site for offline training or website or application for online training, (ii) having more than two training practitioners, (iii) having organizational structures and division of labor. In addition, if the management of after-school tutoring institutions is chaotic, involves one of the following acts, the competent government authorities shall require such after-school tutoring institutions rectify within fixed time and issue a warning: (i) enrolling students in violation of regulations such as joint enrollment with primary and secondary schools; (ii) recruiting and managing practitioners in violation of laws, regulations and the other relevant provisions promulgated by the competent department of the State Council; (iii) charging price, charging behavior, pre-collected fees management in violation of laws, regulations and other relevant provisions promulgated by the competent department of the State Council; (iv) containing online game content and links that are not related to tutoring in online after-school tutoring; (v) failing to retain training content, training data and live training images by online after-school tutoring in accordance with relevant provisions promulgated by the competent department of the State Council; (vi) publishing advertisements illegally; (vii) other disorders may seriously affect education and teaching. The illegal income, if any, shall be confiscated after the refund of the fees charged; if the situation is serious, it shall be ordered to stop recruiting trainees and the license shall be revoked.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with these regulations and implementation measures and we have been taking necessary measures to comply with the above requirements. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, as many of these regulations for online education are relatively new and the enforcement practices are evolving, we cannot assure you that our current services will not be deemed to be non-compliant in the future. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises,” means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing foreign invested enterprises in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign invested enterprises are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by foreign invested enterprises in mainland China.

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

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the National Development and Reform Commission, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology, etc.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce and the National Development and Reform Commission, effective on January 1, 2022, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business that intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises as last amended on March 29, 2022, are the key regulations for foreign direct investment in telecommunications companies in mainland China. The regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign invested enterprise that provides value-added telecommunications services. A foreign invested enterprise that intends to operate the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology and obtain a Telecommunications Business Operating License.

On April 8, 2024, the Ministry of Industry and Information Technology issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i) Internet Data Center, (ii) Content Delivery Networks, (iii) Internet Access Services, (iv) online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

On July 13, 2006, the MIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the Ministry of Industry and Information Technology or its provincial level counterparts. On July 3, 2017, the Ministry of Industry and Information Technology promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), effective on March 1, 2016 and as amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under this Catalog.

The Administrative Measures on Internet Information Services, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to these measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to these measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China on June 14, 2022 and effective on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

On July 21, 2023, the Ministry of Industry and Information Technology issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the apps filing with the Ministry of Industry and Information Technology’s provincial level counterparts where it is domiciled through the National Management System for the Basic Internet Resources. A transition period from September 2023 to March 2024 will be granted to existing apps within which apps carrying out business before the promulgation of this Notice shall conduct and complete the apps filling.

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the Ministry of

Industry and Information Technology jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

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

Regulation Relating to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Online Publishing Services, which came into effect on March 10, 2016. Under these provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulation Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the National People’s Congress on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (x) sells or provides personal information to others in a way violating the applicable law, or (y) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose roles of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “ necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

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

On January 4, 2022, the Cyberspace Administration of China issued the Revised Measures for Cybersecurity Review, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator, that purchases network products and services, and platform operators carrying out data processing activities which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which went into effect on September 1, 2021. Under these regulations, critical information infrastructure means important network facilities and information systems in important industries, such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, the national economy, people’s livelihood and public interests if damaged, disabled or whose data disclosed. Critical information infrastructure operators shall, based on a leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyberattacks and criminal activities in order to ensure their safe and stable operations as well as maintain the integrity, confidentiality, and availability of their data pursuant to laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of the relevant important industries abovementioned shall organize the recognition of the critical information infrastructure operator and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration and supervision of overseas-listed China-based companies. These opinions proposed to revise the regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. These opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

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

The State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On January 4, 2022, the Cyberspace Administration of China published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022 and introduce certain new compliance requirements for internet information service providers that use algorithm recommendation technology. Specifically, the provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On July 7, 2022, the Cyberspace Administration of China promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the Cyberspace Administration of China: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the Cyberspace Administration of China for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the Cyberspace Administration of China, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the Cyberspace Administration of China.

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to this Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirement of outbound data transfer, such as, security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. Furthermore, this provision also focuses on important data and personal information. In addition, Pilot Free Trade Zones are granted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative list without security assessment.

On October 16, 2023, the Cyberspace Administration of China promulgated the Regulation on the Cyber Protection of Minors which took effect as of January 1, 2024. This Regulation further improve the regulatory requirements relating to minor’s cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) once locating minors’ private information or minors’ personal information released through the Internet containing private information, network service providers shall prompt and take necessary protective measures such as stopping the transmission to prevent the information from spreading; (ii) the staff of personal information processor shall be approved by the responsible person or his/her authorized management personnel before accessing minors’ personal information, record the access situation, and take technical measures to avoid illegal processing of the personal information of minors; (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this Regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

Regulation Relating to Generative AI

Prior to 2022, the provisions on the generative AI technology are stipulated in the regulations and rules about internet information services dispersedly. For example, according to the Provisions on the Management of Network Information Content Ecology issued by the Cyberspace Administration of China at the end of 2019, a network information content service platform must not, among others, utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations. According to the Administrative Provisions on Online Audio-visual Information Services jointly issued by the Cyberspace Administration of China, the Ministry of Culture and Tourism and the NRTA on November 18, 2019, the production, release and dissemination of any unauthentic audio-visual information by use of any new applications and technologies bases on deep learning and virtual reality must be labeled in a prominent manner by the online audio-visual information service providers and users. Furthermore, any online audio-visual information service providers and users should not produce, release or disseminate false news by use of new applications and technologies based on deep learning and virtual reality.

Since the end of 2021, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology. On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulates that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. Besides, it should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the Cyberspace Administration of China’s filing system within ten business days after the launch of its service.

On November 25, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. If the Cyberspace Administration of China and other competent government authorities find that the deep synthesis service has a serious information security risk, they can require the deep synthesis service providers and technical supporters to suspend information update, user account registration or other related services in accordance with their duties and applicable laws. Deep synthesis service providers and technical supporters shall take measures to rectify and eliminate hidden dangers. Deep synthesis service providers with the characteristics of public opinion or capacity of social mobilization shall complete the filing in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services.

On July 10, 2023, the Cyberspace Administration of China published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, “generative AI technology” refers to models and related technology with the ability to generate text, images, audios, videos, or other content, and “generative AI service provider” refers to any organization or individual that utilizes generative AI technology to provide generative AI services. Generative AI service providers shall assume the responsibility as a producer of online information content and personal information processor in accordance with applicable laws, fulfill online information security obligations, enter into service agreements with the users, and label images, videos, and other contents generated by use of generative AI technology pursuant to the Administrative Provisions on Deep Synthesis of Internet Information Services. Any generative AI service provider with the characteristics of public opinion or capacity of social mobilization shall conduct security assessment, and complete the filing procedures in accordance with these provisions.

On September 7, 2023, the PRC Ministry of Science and Technology and other nine PRC government authorities jointly issued the Measures for Science and Technology Ethics Reviews (for Trial Implementation). According to these measures, organizations conducting life sciences, medicine, artificial intelligence or other science and technology activities, of which the research content involves sensitive areas of science and technology ethics, shall establish a science and technology ethics review committee, and the research and development of algorithm models, applications, and systems with the capability to mobilize public opinions and guide social consciousness shall be subject to the ethics review. Moreover, as one of the key contents of the ethics review, with respect to the science and technology activities involving data and algorithms, (i) the data collection, storage, processing, use and other data handling activities, as well as the research and development of new data technologies, shall comply with national data security and personal information protection laws and regulations, and there should be proper data security risk monitoring and contingency plans; and (ii) the design, implementation and application of algorithms, models and systems shall adhere to the principles of fairness, equity, transparency, reliability and controllability, and comply with national requirements.

Regulation Relating to Publishing

Under the Administrative Provisions on the Publications Market, which was jointly promulgated by the SAPPRFT and the Ministry of Commerce on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publishing activities shall obtain a publishing license from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Relating to Advertising and Promotion

The principal regulations governing advertising businesses in mainland China are the PRC Advertising Law, as last amended on April 29, 2021, and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the State Administration for Market Regulation or its local branches.

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

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

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

Regulation Relating to Intellectual Property Rights

Copyright and Software Registration

The Standing Committee of the National People’s Congress promulgated the PRC Copyright Law in 1990 and last revised it on November 11, 2020 with the amendments becoming effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet, software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Computer Software Copyright Registration Procedures on February 20, 2002, as amended on May 19, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Patents

The Standing Committee of the National People’s Congress adopted the Patent Law of the PRC in 1984 and last amended on October 17, 2020, which became effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant varieties or methods of nuclear transformation and substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to applicable laws.

Domain Name

The Administrative Measures on Internet Domain Names, were promulgated by the Ministry of Industry and Information Technology on August 24, 2017, and came into effect on November 1, 2017. According to these measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of mainland China, shall obtain a permit for this purpose from the Ministry of Industry and Information Technology or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

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

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state roles and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under these regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside mainland China, unless prior approval of SAFE or its local counterparts has been obtained.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of foreign invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign invested enterprise. The proportion of Discretionary Foreign

Exchange Settlement of the foreign exchange capital of a foreign invested enterprise is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by foreign invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign invested enterprise and capital in Renminbi obtained by the foreign invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter-enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing. The People’s Bank of China established a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in mainland China including the branches of foreign banks registered in mainland China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with regulations of such system. The Notice provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in the Notice. The Notice also provides that during the one-year period starting from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to the Notice or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

On January 5, 2023, the National Development and Reform Commission promulgated the Administrative Measures for the Review and Registration of Medium and Long-Term Foreign Debts of Enterprises, which became effective on February 10, 2023. Pursuant to these measures, PRC enterprises are not allowed to raise medium and long-term foreign debts unless and until they have completed the review and registration process and obtained the review and registration certificate issued by the National Development and Reform Commission. Also, these measures require PRC enterprises to register with the National Development and Reform Commission prior to making a material amendment to a medium and long-term foreign debts transaction and to submit related information to the National Development and Reform Commission within 10 business days after each drawdown of the medium and long-term foreign debts.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by PRC residents through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before malting contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under the PRC Foreign Exchange Administration Regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas-listed company have obligations to file documents related to employee share options or restricted shares with competent tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside mainland China with its “de facto management body” located in mainland China is considered a “resident enterprise,” which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in mainland China, or has an establishment or place of business in mainland China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside mainland China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by a foreign invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the SAT, the State Administration for Market Regulation, the CSRC, and SAFE jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain the Ministry of Commerce approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the Ministry of Commerce before they can be completed.

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

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection, and the National Archives Administration of China, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas International Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, these provisions establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the New Filing Rules, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

Anti-Monopoly Law

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was amended in June 2022 and the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the concentrations do not meet the thresholds but there is evidence that the concentrations have or may have the effect of excluding or restricting competition, the State Administration for Market Regulation is entitled to require an examination of concentration of undertakings. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to classify that concentrations involving variable interest entities shall also be subject to anti-monopoly review. On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023 which improve the anti-monopoly rules regarding internet platform economy. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intention liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, etc. Failure to comply with above regulations may result in an order to stop illegal act, confiscate illegal income and fines.

Regulations Relating to Anti Long-Arm Jurisdiction

The Ministry of Commerce issued the Provisions on the List of Unreliable Entities on September 19, 2020. Pursuant to the provisions, a working committee shall decide whether or not to include a foreign entity concerned in the list of unreliable entities and make an announcement on such inclusion based on investigation of following factors: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) any other relevant factors. If a foreign entity is included in the list of unreliable entities, the working committee may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a £me corresponding to the seriousness of the case against the foreign entity; or (vi) any other necessary measures.

On January 9, 2021, the Ministry of Commerce promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Measures. Pursuant to the rules, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. A working committee will take the following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) any other relevant factors. In case it is confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, the Ministry of

Commerce may issue an injunction against such relevant foreign legislation and other measures. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

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
(3)
Shareholders of Beijing Qili and their respective shareholdings in Beijing Qili and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Than Xie (1.0%).

(4)
Shareholders of Beijing Yiqi Development and their respective shareholdings in Beijing Yiqi Development and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Than Xie (1.0%).
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

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, Chinese regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the Chinese regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the mainland China legal system could adversely affect us.”

D.
Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of December 31, 2023 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	6.7	1.0—4.0
Others	2.6	3.0—6.0
Total	9.3

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

A.
Operating Results

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution, which has been upgraded to our teaching and learning SaaS offering since 2021, delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools on a cumulative basis. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer other educational products and services to complement students’ in-school learning with a higher level of personalization. Historically, we generated the vast majority of our revenues from our online K-12 tutoring services, which accounted for 97.4% of our total net revenues in 2021. However, in order to comply with the latest PRC regulations, pursuant which prohibit providing tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services in December 2021.

Our net revenues decreased by 75.7% from RMB2,184.5 million in 2021 to RMB531.1 million in 2022, and further decreased by 67.8% to RMB171.0 million (US$24.1 million). We generated a net loss of RMB1,441.9 million, RMB177.9 million and RMB311.8 million (US$43.9 million) in 2021, 2022 and 2023, respectively.

General Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. Our results of operations are also subject to changes in the regulatory landscape affecting China’s education industry, particularly uncertainties relating to both in-school and after-school educational services. For example, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details. As a result, we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to the regulatory developments in China to maintain our continued operations. We may become subject to fines or other penalties or be required to terminate certain operations, and we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments.

Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.”

In addition, the PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide education services and limitations on foreign investments in the education industry. See the risk factors presented under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” with the captions “We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to execute new business strategies

We launched our teaching and learning SaaS offerings in September 2021, after the implementation of the Alleviating Burden Opinion in July 2021. Our results of operations are significantly affected by the success of these new business strategies. To successfully execute these new strategies, we need to develop and improve the corresponding products and services and address our customers’ needs in a timely manner. Our ability to market our teaching and learning SaaS offerings will not only depend on our ability to develop functions and systems that are closely aligned with China’s digital transformation of its public schools, but also on our ability to establish strong nationwide sales and services teams. The success of our other educational products and services will depend on our ability to efficiently combine our insights into the academic profiles of students of different background and our accumulated content library into a well-designed integral package that helps students effectively achieve their learning goals, as well as to attract students to pay for it in a cost-efficient way.

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

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. Our research and development expenses decreased as a percentage of our net revenues from 2021 to 2023 as our operational scale expanded as well as we enhanced our cost control capabilities. We will continue to optimize our content and enhance our technologies to attract new educational authorities, schools and students and improve our operating efficiency.

Key Components of Results of Operations

Net revenues

In 2021, we derived the vast majority of our net revenues from the course fees that we charge for our large-class after-school tutoring courses. In 2022 and 2023, due to the cessation of the Company’s online K-12 tutoring services by the end of 2021 in order to be compliant with the PRC regulations, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	—	—	115,365	21.7	149,119	21,003	87.2
Other educational products and services	55,910	2.6	415,699	78.3	21,843	3,076	12.8
Online K-12 tutoring services	2,128,610	97.4	—	—	—	—	—
Total	2,184,520	100.0	531,064	100.0	170,962	24,079	100.0

Our online K-12 tutoring services contributed 97.4% of our total revenues in 2021. In compliance with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services by the end of December 2021. This has materially and adversely affected our financial condition and results of operations in 2022 and 2023.

In 2022 and 2023, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings have experienced large-scale expansion and became the main source of our net revenues. The majority of our net revenue in 2023 came from our teaching and learning SaaS offerings.

In 2021 and 2023, net revenues from other educational products and services primarily consisted of the subscription fees we charged for our membership-based premium educational content, with subscription periods ranging from 15 days to one year. In 2022, a majority of our net revenues from other educational products and services came from our personalized self-directed learning product.

Cost of revenues

Our cost of revenues primarily consists of compensation costs, hardware cost, educational products and materials and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable figure due to our continuous cost optimization.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Compensation costs	608,903	27.9	112,386	21.2	42,310	5,959	24.7
Hardware cost	1,225	0.1	9,104	1.7	27,282	3,843	16.0
Educational products and materials	83,350	3.8	49,840	9.4	390	55	0.2
Other costs	184,758	8.4	34,878	6.5	20,277	2,856	11.9
Total	878,236	40.2	206,208	38.8	90,259	12,713	52.8

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for (i) our staff and consultants who provide services for customers of our teaching and learning SaaS offerings and other educational products and services, and (ii) instructors and tutors of our online K-12 tutoring services in 2021.

Hardware cost. Our hardware cost is cost of hardware utilized for our teaching and learning SaaS offerings.

Educational products and materials. Our educational products and materials primarily include costs of educational materials of our other educational products and services, and the logistics costs. In 2021, our educational products and materials also included the costs of teaching materials provided to students of our paid courses. We define paid courses as our online K-12 large-class after-school tutoring courses that were charged not less than RMB99.00 per course.

Other costs. Our other costs primarily include rental costs for our office space, costs for the bandwidth, depreciation of the properties and equipment and other administrative and technical costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, general and administrative expenses, and impairment for property and equipment, right-of-use assets and rental deposits. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,412,873	64.7	79,129	14.9	101,260	14,262	59.2
Research and development expenses	800,163	36.6	235,846	44.4	167,932	23,653	98.2
General and administrative expenses	445,440	20.4	221,029	41.6	154,261	21,727	90.2
Impairment for property and equipment, right-of-use assets and rental deposits	121,294	5.6	—	—	—	—	—
Total	2,779,770	127.3	536,004	100.9	423,453	59,642	247.6

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) promotional course expenses, including teaching materials and promotional items provided to students of promotional courses, logistics expenses and service fees for promotional course teaching staff, (ii) salaries, benefits and commission for sales and marketing personnel of our in-school and after-school operations, and (iii) other expenses associated with our sales marketing activities, including rental, depreciation and amortization and other general expenses. We expect our sales and marketing expenses to be relatively stable in the foreseeable future. We define promotional courses as our online K-12 large-class after-school tutoring courses that were free.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Salaries and welfare	432,201	19.8	96,130	18.1	58,857	8,290	34.4
Other expenses	283,202	13.0	(17,001)	(3.2)	42,403	5,972	24.8
Promotional course expenses	697,470	31.9	—	—	—	—	—
Total	1,412,873	64.7	79,129	14.9	101,260	14,262	59.2

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to decrease in absolute amounts in the foreseeable future due to staff optimization in line with business adjustment.

The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	639,214	29.3	176,765	33.3	129,869	18,292	76.0
Other expenses	160,949	7.3	59,081	11.1	38,063	5,361	22.2
Total	800,163	36.6	235,846	44.4	167,932	23,653	98.2

General and administrative expenses. Our general and administrative expenses consist primarily of (i) salaries and welfare for our general and administrative personnel and (ii) other general and administrative expenses, including rental and depreciation expenses. We expect our general and administrative expenses to decrease in absolute amounts in the future as we continually improve our organizational efficiency.

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	259,272	11.9	139,929	26.3	99,301	13,986	58.1
Other expenses	186,168	8.5	81,100	15.3	54,960	7,741	32.1
Total	445,440	20.4	221,029	41.6	154,261	21,727	90.2

Taxation

Cayman Islands

We and one of our subsidiaries, 17 Technology Limited, are exempted companies incorporated in Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Our subsidiaries, 17 Education World Limited, 17 Education Products Limited and 17 Inspire Limited, are incorporated in the British Virgin Islands and are not subject to income tax.

Hong Kong

Our subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited, are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 and 2023.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Beijing Yiqi Education & Technology Co., Ltd., Shanghai Hexu Information Technology Co., Ltd. and Beijing Yiqi Education Technology Development Co., Ltd. qualified as High and New Technology Enterprises, or HNTEs, in 2021, 2022 and 2023 respectively, which reduced their enterprise income tax rate to 15%. Their current HNTE statuses are set to expire in 2023, 2024 and 2025, respectively.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	—	—	115,365	21.7	149,119	21,003	87.2
Other educational products and services	55,910	2.6	415,699	78.3	21,843	3,076	12.8
Online K-12 tutoring services	2,128,610	97.4	—	0.0	—	—	—
Total net revenues	2,184,520	100.0	531,064	100.0	170,962	24,079	100.0
Cost of revenues(1)	(878,236)	(40.2)	(206,208)	(38.8)	(90,259)	(12,713)	(52.8)
Gross profit	1,306,284	59.8	324,856	61.2	80,703	11,366	47.2
Operating expenses(1)
Sales and marketing expenses	(1,412,873)	(64.7)	(79,129)	(14.9)	(101,260)	(14,262)	(59.2)
Research and development expenses	(800,163)	(36.6)	(235,846)	(44.4)	(167,932)	(23,653)	(98.2)
General and administrative expenses	(445,440)	(20.4)	(221,029)	(41.6)	(154,261)	(21,727)	(90.2)
Impairment for property and equipment, right-of-use assets and rental deposits	(121,294)	(5.6)	—	—	—	—	—
Total operating expenses	(2,779,770)	(127.3)	(536,004)	(100.9)	(423,453)	(59,642)	(247.6)
Loss from operations	(1,473,486)	(67.5)	(211,148)	(39.7)	(342,750)	(48,276)	(200.4)
Interest income	24,573	1.2	11,352	2.1	27,811	3,917	16.3
Foreign currency exchange gain (loss)	2,326	0.1	159	0.0	(801)	(113)	(0.5)
Other income, net	4,674	0.2	21,765	4.1	3,958	557	2.3
Loss before provision for income tax	(1,441,913)	(66.0)	(177,872)	(33.5)	(311,782)	(43,915)	(182.3)
Net loss	(1,441,913)	(66.0)	(177,872)	(33.5)	(311,782)	(43,915)	(182.3)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	25,776	1.2	17,305	3.3	17,243	2,429	10.1
Research and development expenses	60,002	2.7	28,624	5.4	26,954	3,796	15.8
General and administrative expenses	109,436	5.0	83,629	15.7	39,498	5,563	23.1
Total	195,214	8.9	129,558	24.4	83,695	11,788	49.0

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues decreased from RMB531.1 million in 2022 to RMB171.0 million (US$24.1 million) in 2023, representing a year-over-year decrease of 67.8%. This decrease was primarily driven by the cessation of our personalized self-directed learning products as we focus on our core teaching and learning SaaS business.

•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from RMB115.4 million in 2022 to RMB149.1 million (US$21.0 million) in 2023.
•
Other educational products and services. Net revenues from our other educational products and services decreased from RMB415.7 million in 2022 to RMB21.8 million (US$3.1 million) in 2023.
•
Online K-12 tutoring services. Net revenues from our online K-12 tutoring services were nil in both 2022 and 2023 as we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to the regulatory developments in China to maintain our continued operations.

Cost of revenues

Our cost of revenues decreased from RMB206.2 million in 2022 to RMB90.3 million (US$12.7 million) in 2023, which was largely in line with the decrease in net revenues.

•
Compensation costs. Our compensation costs decreased from RMB112.4 million in 2022 to RMB42.3 million (US$6.0 million) in 2023, primarily due to staff optimization in line with business adjustment.
•
Hardware costs. Our hardware costs increased from RMB9.1 million in 2022 to RMB27.3 million (US$3.8 million) in 2023, generally in line with the growth in our revenues from our teaching and learning SaaS offerings.
•
Educational products and materials. Our educational products and materials decreased from RMB49.8 million in 2022 to RMB0.4 million (US$0.1 million) in 2023, primarily due to cost reduction in learning materials of other educational products and services.
•
Other costs. Our other costs of revenues decreased from RMB34.9 million in 2022 to RMB20.3 million (US$2.9 million) in 2023, primarily due to decreased rental costs for office space and other administrative costs in line with our business adjustment.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB324.9 million in 2022 to RMB80.7 million (US$11.4 million) in 2023. The decrease was primarily due to the recognition of costs resulting from the hardware deliveries at the beginning of certain contracts for our teaching and learning SaaS offerings. Our gross margin decreased from 61.2% in 2022 to 47.2% in 2023.

Operating expenses

Our total operating expenses decreased from RMB536.0 million in 2022 to RMB423.5 million (US$59.6 million) in 2023, including RMB83.7 million (US$11.8 million) of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB79.1 million in 2022 to RMB101.3 million (US$14.3 million) in 2023, including RMB17.2 million (US$2.4 million) of share-based compensation expenses. The sales and marketing expenses in 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products.

•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB96.1 million in 2022 to RMB58.9 million (US$8.3 million) in 2023, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses increased from negative RMB17.0 million in 2022 to RMB42.4 million (negative US$6.0 million) in 2023. Other sales and marketing expenses in 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products.
•
Promotional course expenses. Promotional course expenses were nil in both 2022 and 2023, primarily due to the cessation of our online K-12 tutoring services

Research and development expenses. Our research and development expenses decreased from RMB235.8 million in 2022 to RMB167.9 million (US$23.7 million) in 2023, including RMB27.0 million (US$3.8 million) of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB176.8 million in 2022 to RMB129.9 million (US$18.3 million) in 2023. The decrease was primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other research and development expenses decreased from to RMB59.1 million in 2022 to RMB38.1 million (US$5.4 million) in 2023, primarily due to decreases in rental cost, depreciation and content development cost.

General and administrative expenses. Our general and administrative expenses decreased from RMB221.0 million in 2022 to RMB154.3 million (US$21.7 million) in 2023, including RMB39.5 million (US$5.6 million) of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB139.9 million in 2022 to RMB99.3 million (US$14.0 million) in 2023, primarily due to the impact of the share-based compensation expenses.
•
Other expenses. Other general and administrative expenses decreased from RMB81.1 million in 2022 to RMB55.0 million (US$7.7 million) in 2023 due to decreases in rental cost, depreciation and professional service expenses.

Impairment for property and equipment, right-of-use assets and rental deposits. Our impairment for property and equipment, right-of-use assets and rental deposits in both 2022 and 2023 were nil.

Loss from operations

Our loss from operations increased from RMB211.1 million in 2022 to RMB342.8 million (US$48.3 million) in 2023. Loss from operations as a percentage of net revenues in 2023 was negative 200.4%, compared with negative 39.7% in 2022.

Interest income

Our interest income increased from RMB11.4 million in 2022 to RMB27.8 million (US$3.9 million) in 2023, primarily due to increases in average balance of term deposits.

Net loss

As a result of the foregoing, our net loss increased from RMB177.9 million in 2022 to RMB311.8 million (US$43.9 million) in 2023.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues decreased from RMB2,184.5 million in 2021 to RMB531.1 million in 2022, representing a year-over-year decrease of 75.7%. This decrease was primarily driven by the cessation of our online K-12 tutoring services by the end of 2021 and the steady progress of our business transformation. Our other educational products and services have generated the majority of our net revenue, as we leveraged our existing user base to quickly ramp-up our offering in this space. As our SaaS business expands, we anticipate it will contribute an increasingly larger proportion of our revenue. Although we intend to strategically focus on our teaching and learning SaaS offering going forward, it will take time for our new business strategies to develop and to generate significant revenue, as a result of its different client base and longer business cycle.

•
Online K-12 tutoring services. Net revenues from our online K-12 tutoring services decreased from RMB2,128.6 million in 2021 to nil in 2022 as we ceased offering our online K-12 tutoring services by the end of December 2021 and have taken other measures in response to the regulatory developments in China to maintain our continued operations.
•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from nil in 2021 to RMB115.4 million in 2022.
•
Other educational products and services. Net revenues from our other educational products and services increased from RMB55.9 million in 2021 to RMB415.7 million in 2022.

Cost of revenues

Our cost of revenues decreased from RMB878.2 million in 2021 to RMB206.2 million in 2022, which was largely in line with the decrease in net revenues.

•
Compensation costs. Our compensation costs decreased from RMB608.9 million in 2021 to RMB112.4 million in 2022, primarily due to staff optimization in line with our business adjustment.
•
Educational products and materials. Our educational products and materials decreased from RMB83.4 million in 2021 to RMB49.8 million in 2022, primarily due to the cessation of our online K-12 tutoring services.
•
Other costs. Our other costs of revenues decreased from RMB184.8 million in 2021 to RMB34.9 million in 2022, primarily due to decreased rental costs for office space and livestreaming space, depreciation, bandwidth cost, cancellation of loyalty points previously granted to customers of online K-12 tutoring services, as well as other administrative costs in line with our business adjustment.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB1,306.3 million in 2021 to RMB324.9 million in 2022. The decrease was generally in line with the decrease in our net revenues. Our gross margin increased from 59.8% in 2021 to 61.2% in 2022 due to improvement in our operation leverage.

Operating expenses

Our total operating expenses decreased from RMB2,779.8 million in 2021 to RMB536.0 million in 2022, including RMB129.6 million of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,412.9 million in 2021 to RMB79.1 million in 2022, including RMB17.3 million of share-based compensation expenses. This decrease was mainly driven by the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

•
Promotional course expenses. Promotional course expenses decreased from RMB697.5 million in 2021 to nil in 2022, primarily due to the cessation of our online K-12 tutoring services.
•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB432.2 million in 2021 to RMB96.1 million in 2022, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses decreased from RMB283.2 million in 2021 to negative RMB17.0 million in 2022, primarily due to decreased advertising expenditures, rental cost and the cancellation of loyalty points previously granted to customers of our free in-school products.

Research and development expenses. Our research and development expenses decreased from RMB800.2 million in 2021 to RMB235.8 million in 2022, including RMB28.6 million of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB639.2 million in 2021 to RMB176.8million in 2022. The decrease was primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other research and development expenses decreased from RMB160.9 million in 2021 to RMB59.1 million in 2022, primarily due to decreases in rental cost, depreciation and content development cost related to online K-12 tutoring services.

General and administrative expenses. Our general and administrative expenses decreased from RMB445.4 million in 2021 to RMB221.0 million in 2022, including RMB83.6 million of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB259.3 million in 2021 to RMB139.9 million in 2022, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other general and administrative expenses decreased from RMB186.2 million in 2021 to RMB81.1 million in 2022 due to decreases in rental cost, depreciation and professional service expenses primarily incurred prior to the implementation of the Alleviating Burden Opinion.

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

Loss from operations

Our loss from operations decreased from RMB1,473.5 million in 2021 to RMB211.1 million in 2022. Loss from operations as a percentage of net revenues in 2022 was negative 39.7%, narrowing from negative 67.5% in 2021. The improvement was due to improvement in overall operational efficiency.

Interest income

Our interest income decreased from RMB24.6 million in 2021 to RMB11.4 million in 2022, primarily due to a decrease in our cash and cash equivalents.

Net loss

As a result of the foregoing, our net loss decreased from RMB1,441.9 million in 2021 to RMB177.9 million in 2022.

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

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our gross billings of online K-12 tutoring services to net revenues of our online K-12 tutoring services for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues of online K-12 tutoring services	2,128,610	—	—	—
Add: VAT and surcharges	125,788	—	—	—
Add: ending deferred revenue related to online K-12 tutoring services	—	—	—	—
Add: ending refund liability related to online K-12 tutoring services	—	—	—	—
Less: beginning deferred revenue related to online K-12 tutoring services	564,911	—	—	—
Less: beginning refund liability related to online K-12 tutoring services	22,869	—	—	—
Gross billings of online K-12 tutoring services (non-GAAP)	1,666,618	—	—	—

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

B.
Liquidity and Capital Resources

The following table sets forth a selected of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(1,506,692)	(463,926)	(212,075)	(29,872)
Net cash used in investing activities	(117,603)	(8,931)	(161,141)	(22,697)
Net cash generated from (used in) financing activities	952	(33,857)	(51,357)	(7,234)
Effect of exchange rate changes	(30,891)	43,942	13,376	1,887
Net decrease in cash, cash equivalents and restricted cash	(1,654,234)	(462,772)	(411,197)	(57,916)
Cash, cash equivalents and restricted cash at the beginning of the year	2,835,132	1,180,898	718,126	101,146
Cash, cash equivalents and restricted cash at the end of the year	1,180,898	718,126	306,929	43,230

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2021, 2022 and 2023, our cash, cash equivalents and restricted cash were RMB1,180.9 million, RMB718.1 million RMB306.9 million (US$43.2 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2021, 2022 and 2023, our prepaid expenses and other current assets were RMB161.8 million, RMB140.9 million and RMB94.8 million (US$13.4 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid other service fees, deposits, receivables from third-party payment platforms, interest receivables, prepaid rental expenses, receivables for disposal of property and equipment and others.

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

As of December 31, 2023, 43.6% and 56.4% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 18.7% were denominated in Renminbi and 81.3% were denominated in U.S. dollars. As of December 31, 2023, 14.1% of cash and cash equivalents were held by the VIEs and their subsidiaries.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Organizational Structure.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities in 2023 was RMB212.1 million (US$29.9 million). The difference between net cash used in operating activities and net loss of RMB311.8 million (US$43.9 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB83.7 million (US$11.8 million), depreciation of property and equipment of RMB16.2 million (US$2.3 million) and noncash lease expenses of RMB16.8 million (US$2.4 million), and changes in operating assets and liabilities that primarily include an increase of RMB31.2 million (US$4.4 million) in accounts receivable, a decrease of RMB23.7 million (US$3.3 million) in accrued expenses and other current liabilities, partially offset by a decrease of RMB30.6 million (US$4.3 million) in prepaid expenses and other current assets.

Net cash used in operating activities in 2022 was RMB463.9 million. The difference between net cash used in operating activities and net loss of RMB177.9 million in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB129.6 million and noncash lease expenses of RMB34.2 million, and changes in operating assets and liabilities that primarily include a decrease of RMB233.1 million in accrued expenses and other current liabilities, a decrease of RMB121.0 million in operating lease liabilities and a decrease of RMB201.5 million in deferred revenue and customer advances, partially offset by a decrease of RMB89.7 million in operating lease right-of-use assets.

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

Investing activities

Net cash used in investing activities in 2023 was RMB161.1 million (US$22.7 million), primarily due to investment in term deposit of RMB169.8 million (US$23.9 million) and purchase of property and equipment and other assets of RMB26.6 million (US$3.7 million), partially offset by proceeds from disposal of available-for-sale investments of RMB19.5 million (US$2.8 million) and proceeds from disposal of property and equipment of RMB15.7 million (US$2.2 million).

Net cash used in investing activities in 2022 was RMB8.9 million, primarily due to investment in available-for-sale investments of RMB19.5 million and purchase of property and equipment of RMB2.8 million, partially offset by proceeds from disposal of property and equipment of RMB13.4 million.

Net cash used in investing activities in 2021 was RMB117.6 million, primarily due to purchase of property and equipment of RMB129.4 million, partially offset by proceeds from disposal of property and equipment of RMB11.8 million.

Financing activities

Net cash used in financing activities in 2023 was RMB51.4 million (US$7.2 million), primarily attributable to repurchase of ordinary shares of RMB51.4 million (US$7.2 million).

Net cash used in financing activities in 2022 was RMB33.9 million, primarily attributable to repurchase of ordinary shares of RMB33.9 million.

Net cash generated from financing activities in 2021 was RMB1.0 million, primarily attributable to proceeds received from exercise of share options of RMB10.5 million, partially offset by payment for the IPO issuance cost of RMB9.6 million.

Material Cash requirements

Our material cash requirements as of December 31, 2023 mainly include capital expenditure and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment. Our capital expenditures were RMB129.4 million and RMB2.8 million and RMB26.6 million (US$3.7 million) in 2021, 2022 and 2023, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2023.

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	19,927	8,813	9,081	2,033	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2023, we derived revenue primarily from our teaching and learning SaaS offering.

For teaching and learning SaaS offerings contracts where we provide customers an access to our hosted applications and platforms on a subscription model, we identify SaaS subscription as one performance obligation and recognize revenue ratably over the subscription period. In certain contracts where customers also purchase proprietary hardware which is adapted to the subscribed SaaS, the hardware provides additional and elevated functionalities when paired with subscribed SaaS. The hardware could not be used and sold separately without our teaching and learning SaaS offerings. Therefore, we determine the hardware and subscribed SaaS represent one performance obligation, as they are highly interdependent and interrelated, and the related revenue is recognized ratably over the SaaS subscription period.

For teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, we conclude that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The customer can obtain utility from the software license without the SaaS, and the customer can also benefit from the SaaS with readily available resources. We may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, we allocate the transaction price to each of the performance obligations based on their relative standalone selling prices. We recognize revenue of software license over a period of time during which the control of software license is progressively transferred to customers as our service creates and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented. In certain SaaS subscription contracts, instead of purchasing, the customers lease and utilize the hardware for the SaaS subscription period. The Group assessed and determined that the leases of hardware are operating leases, and the non-lease component of subscribed SaaS service is the predominant component. The Group elected to apply the practical expedient to account for the lease component and the non-lease component as a combined non-lease component. The timing and pattern of control transfer of the hardware lease component and subscribed SaaS service component are the same. Accordingly, the related revenue is recognized ratably over the SaaS subscription period.

item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	45	Founder, Chairman and Chief Executive Officer
Qin Wen	39	Director and Chief Operating Officer
Kuanghao Zhang	36	Senior Vice President
Michael Chao Du	38	Director and Chief Financial Officer
Na Ai	45	Director and Vice President
Jiawei Gan	54	Independent Director
Bing Yuan	55	Independent Director
Minghui Wu	42	Independent Director

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

Ms. Na Ai has served as our director since December 2023 and our vice president of the human resources, or HR, department since April 2015. Prior to joining us, she served as the head of the HR department at Weibo (NASDAQ: WB and HKEX: 9898), a leading social media in China, from May 2012 to March 2015. Prior to that, Ms. Ai held multiple roles at Lenovo (HKEX: 992), a multinational technology company in China, including HR director and HR senior manager at the research and technology department from July 2008 to July 2011 and from July 2005 to July 2008, respectively. She also served as an operation manager and corporate development supervisor at

Lenovo Research from June 2003 to July 2005 and from July 2001 to June 2003, respectively. Ms. Ai received her bachelor’s degree in economics and hotel management from Beijing International Studies University in July 1999.

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

Mr. Minghui Wu has served as our independent director since December 2021. Mr. Wu is chairman and CEO of MiningLamp Technology Co Ltd., or Mining Lamp, a leading AI and data analytics company he founded in 2014 that helps public service organizations and businesses with digital transformation. Prior to founding MiningLamp, Mr. Wu founded Miaozhen Systems in 2006, a platform for internet user behavior and marketing analytics, and served as its chairman until it was acquired by Mining Lamp in 2019. Mr. Wu is also a joint creator of the HAO AI theoretical framework. Mr. Wu has 20 years of experience in software engineering and research, and holds more than 130 patents in China and internationally. Mr. Wu received a bachelor’s degree in fundamental mathematics and a master’s degree in computer software and theory from Peking University. Mr. Wu also received a master’s degree from AlLab at Peking University.

B.
Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB22.8 million (US$3.2 million) in cash to our executive officers and our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of February 29, 2024, options to purchase 9,736,221 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 1,142,641 unvested restricted shares are outstanding, and 5,239,201 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan.

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

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of February 29, 2024, options to purchase 1,770,728 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 766,666 unvested restricted shares are outstanding, and 5,264,626 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan.

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

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which was subsequently amended on March 8, 2022, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. We refer to this plan, as amended, as the 2020 Plan in this annual report. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company. As of February 29, 2024, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 61,470,854 ordinary shares. As of February 29, 2024, options to purchase 21,137,426 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 32,784,050 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan.

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

As of February 29, 2024, our employees other than directors and executive officers as a group held options to purchase 28,044,375 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive 133,333 ordinary shares subject to the applicable vesting schedules of unvested restricted shares.

The following table summarizes, as of February 29, 2024, the outstanding options and unvested restricted shares that we had granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qin Wen	*	(1)	—	July 10, 2017	—
	*	(1)	—	January 10, 2019	—
	*	(1)	—	October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Kuanghao Zhang	*	(1)	—	August 6, 2018	—
	*	(1)	—	October 10, 2018	—
	*	(1)	—	January 10, 2019	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Michael Chao Du	*	(1)	—	February 17, 2020	—
	*	(1)	—	October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Na Ai	*	(1)	—	May 14, 2015	—
	*	(1)	—	August 25, 2015	—
	*	(1)	—	July 1, 2016	—
	*	(1)	—	October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Total	1,775,974

Note:

* Less than 1% of our total ordinary shares as of February 29, 2024.

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
•
and approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

Board Diversity Matrix

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		—

D.
Employees

We had a total of 1,459, 480 and 503 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2023:

Function	Number of Employees
Content development	8
Technology	74
Operation	254
Sales and marketing	105
General and administrative	62
Total	503

We enter into standard labor contracts with our full-time employees with non-compete and confidentiality provisions. In addition to salaries and benefits, we generally provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing staff members.

As of December 31, 2023 and 2022, we had nil dedicated and full-time tutors outsourced by a third-party service provider as we ceased offering tutoring services related to K-12 Academic AST Services at the end of 2021. In 2021, we engaged the third-party service provider through service outsourcing agreements to help us recruit, train and manage tutors at our request and settle monthly payment of fees to tutors. The tutors entered into employment or service contracts with the third-party service provider and were not our employees.

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 329,138,479 Class A ordinary shares and 58,453,168 Class B ordinary shares issued and outstanding as of February 29, 2024.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Andy Chang Liu(1)	—	58,453,168	58,453,168	15.1	84.2
Qin Wen(2)	6,900,000	—	6,900,000	1.8	0.3
Kuanghao Zhang(3)	3,999,999	—	3,999,999	1.0	0.2
Michael Chao Du	*	—	*	*	*
Na Ai	*	—	*	*	*
Jiawei Gan	*	—	*	*	*
Bing Yuan	—	—	—	—	—
Minghui Wu	—	—	—	—	—
All Directors and Executive Officers as a Group	14,997,666	58,453,168	73,450,834	19.0	84.9
Principal Shareholders:
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	15.1	84.2
H Capital Entities(4)	57,973,086	—	57,973,086	15.0	2.8
Walden Investments Entities(5)	35,592,848	—	35,592,848	9.2	1.7

Notes:

* Less than 1% of our total outstanding shares.

** Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangling Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Jiawei Gan is 28/F, Building B, Ping An International Financial Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Bing Yuan is No. 17 Yulu Road, New World Lizun, Shunyi District, Beijing, People’s Republic of China. The business address of Mr. Minghui Wu is China Cyberport Building, No. 1 Wangling North Road, Chaoyang District, Beijing, China.

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

(1)
Represents 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. have been pledged as collateral for a secured loan.
(2)
Represents 6,900,000 Class A ordinary shares held by Mr. Qin Wen.
(3)
Represents 3,999,999 Class A ordinary shares held by Mr. Kuanghao Zhang.
(4)
Represents (i) 22,308,979 Class A ordinary shares held by H Capital I, L.P., (ii) 13,552,176 Class A ordinary shares held by H Capital II, L.P., (iii) 12,611,931 Class A ordinary shares held by H Capital IV, L.P., and (iv) 9,500,000 Class A ordinary shares represented by 190,000 ADSs, held by H Capital V, L.P. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by H Capital I, L.P., H Capital I GP, L.P., H Capital I GP, Ltd., H Capital II, L.P., H Capital D GP, L.P., H Capital D GP, Ltd., H Capital IV, L.P., H Capital IV GP, L.P., H Capital IV GP, Ltd., H Capital V, L.P., H Capital V GP, L.P. and H Capital V GP, Ltd. and Xiaohong Chen with SEC on February 16, 2021. H Capital I, L.P., H Capital II, L.P., H Capital IV, L.P. and H Capital V, L.P., or H Capital Entities, were incorporated in Cayman Islands. H Capital I, L.P. is controlled by H Capital I GP, L.P., which is controlled by H Capital I GP, Ltd. H Capital II, L.P. is controlled by H Capital II GP, L.P., which is controlled by H Capital II GP, Ltd. H Capital IV, L.P. is controlled by H Capital IV GP, L.P., which is controlled by H Capital IV GP, Ltd. H Capital V, L.P. is controlled by H Capital V GP, L.P., which is controlled by H Capital V GP, Ltd. Xiaohong Chen is the controller of H Capital I GP, Ltd., H Capital II GP, Ltd., H Capital IV GP, Ltd. and H Capital V GP, Ltd. The business address of H Capital Entities is Floor 4, Willow, House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(5)
Represents (i) 25,550,628 Class A ordinary shares (including 25,550,625 Class A ordinary shares in the form of ADSs) held by Walden Investments Group Limited, a British Virgin Islands limited liability company, (ii) 10,000,000 Class A ordinary shares represented by 200,000 ADS, held by Success Tycoon Limited, a British Virgin Islands limited liability company, and (iii) 42,220 Class A ordinary shares represented by 844 ADSs, held by Sunwei Chen. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A jointly filed by Sunwei Chen, Walden Investments Group Limited, Jasmine City Limited and Success Tycoon Limited with SEC on February 8, 2022. Walden Investments Group Limited is wholly owned by Jasmine City Limited, a company wholly owned by Sunwei Chen. Success Tycoon Limited is a company wholly-owned by Sunwei Chen. The business address of Sunwei Chen is c/o 16/F, Siting Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Walden Investments Group Limited is 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Jasmine City Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VGI110, British Virgin Islands. The business address of Success Tycoon Limited is Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 29, 2024, 360,372,985 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Transactions with Our Shareholders

Transactions with Mr. Andy Chang Liu. In March 2024, we entered into a share purchase agreement with Mr. Andy Chang Liu, our founder, chairman and chief executive officer, pursuant to which we proposed to issue, and Mr. Andy Chang Liu proposed to subscribe for 58,453,168 Class B ordinary shares of the Company for an aggregate consideration of US$3,109,708.54.

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

Demand Registration Rights. At any time after the earlier of (i) June 26, 2024 or (ii) the taking effect of a registration statement for our initial public offering, holders of at least 30% of the registrable securities then outstanding have the right to demand by written notice that we file a registration statement covering the registration of a minimum of 20% of the registrable securities (or any lesser percentage if the anticipated gross proceeds from the offering are to exceed US$100,000,000). We have a right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia Won a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the offering involves an underwriting of our equity securities and the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of securities to be underwritten, the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, (i) first, to us, (ii) second, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte Ltd. and DST Asia Won a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (iii) third, to Precise Asset Investments Limited, (iv) fourth, to the other holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (v) fifth, to holders of other securities of us; provided, however, that the right of the underwriter(s) to exclude shares (including registrable securities) from the registration and underwriting as described above will be restricted so that (i) the number of registrable securities included in any such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested; and (ii) all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director will first be excluded from such registration and underwriting before any registrable securities are so excluded.

Registration on Form F-3. Any holder or holders of at least a majority of all registrable securities then outstanding may request the company to effect an unlimited number of registration on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances. We have a right to defer filing of a F-3 registration statement for a period of not more than 90 days after receipt of the request of the initiating holders on the condition that we furnish to the holders requesting F-3 registration a certificate signed by our president or our chief executive officer stating that in the good faith judgment of our board of directors it would be materially detrimental to us and our shareholders for such registration statement to be effected at such time. However, we cannot exercise the deferral right more than once during any 12-month period and cannot register any other securities during such period. If the holders initiating the registration request intend to distribute the registrable securities covered by their request by means of an underwriting and the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, then we will so advise all holders of registrable securities which would otherwise be registered and underwritten pursuant hereto, and the number of registrable securities that may be included in the underwriting will be reduced as required by the underwriter(s) and allocated (i) first, to Shunwei Capital Entities, H Capital Entities, Esta Investments Pte. Ltd. and DST Asia Won a pro rata basis according to the number of registrable securities then outstanding held by each such holder, (ii) second, to Precise Asset Investments Limited, and (iii) third, to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration will not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not registrable securities and are held by any other person, including, without limitation, any person who is our employee, officer or director; provided further, that at least 25% of shares of registrable securities requested by the holders to be included in such underwriting and registration must be so included.

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

We and certain of our officers and directors were named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California, captioned Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 2:22-cv-04937. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On October 24, 2022, the Court appointed Lead Plaintiffs and Lead Counsel. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York under the caption Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 1:22-cv-09843. On January 31, 2023, Lead Plaintiffs filed an Amended Complaint. The Company filed its motion to dismiss the Amended Complaint on March 31, 2023. In July 2023, Magistrate Judge Stewart Aaron recommended that the Court grant Defendants’ motion to dismiss. In November 2023, District Judge Lewis Kaplan adopted the Magistrate Judge’s recommendation, and issued a judgment dismissing the complaint in its entirety with prejudice. Plaintiffs’ time to appeal has lapsed, and the matter is now considered closed. For risks and uncertainties relating to the this or any future potential claims or litigation brought against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

item 9. THE OFFER AND LISTING

A.
Offering and Listing Details

See “—C. Markets.”

B.
Plan of Distribution

Not applicable.

C.
Markets

The ADSs have been listed on Nasdaq since December 4, 2020. On November 17, 2021, we changed the ADS Ratio from two ADSs to five Class A ordinary shares to one ADS to ten Class A ordinary shares. On December 18, 2023, we changed the ADS Ratio from one ADS to ten Class A ordinary shares to one ADS to fifty Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to fifty Class A ordinary shares. The ADSs trade under the symbol “YQ.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between a company and its members (or any class of them), or between the company and its creditors (or any class of them); provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Directors ‘Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the Government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are generally treated as passive assets and the company’s goodwill and other unhooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Based upon our income and assets (which generally includes any unbooked goodwill), as well as the market price of our ADSs, we believe we will likely be a PFIC for the taxable year ended December 31, 2023. Depending upon the composition of our income and assets and the market price of our ADSs and ordinary shares during the current and subsequent taxable years, we could continue to be a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unhooked intangibles, each of which may increase the likelihood of us becoming a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2023, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

Our ADSs (but not our ordinary shares) will be considered readily tradeable on an established securities market in the United such purposes as long as they are listed on the Nasdaq Global Select Market. However, there can be no assurance that our ADSs will continue to be so listed on the Nasdaq, or otherwise treated as readily tradeable on an established securities market in the future. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be a PFIC for the taxable year ended December 31, 2023.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph (assuming that the other requirements discussed above were to be met, including with respect to our PFIC status).

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, and their eligibility for benefits under the Treaty.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock so long as our ADSs are listed on the Nasdaq Global Market. If the Nasdaq Global Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Global Market, we anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

D.
American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Our ADS holders will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held):

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$5 per 100 ADSs (or portion of 100 ADSs)

Service	Fees
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• Any cash distribution to ADS holders	Up to US$0.05 per ADS
• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
• Depositary services	Up to US$0.05 per ADS per calendar year
• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
• Converting foreign currency to U.S. dollars
• As necessary	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes
• As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2023.

PART II.

item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-250079), or the F-1 Registration Statement, in relation to our initial public offering, which was declared effective by the SEC on December 3, 2020.

For the period from December 3, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2023, US$310.1 of the net proceeds received from our initial public offering were fully utilized for research and development and the promotional activities of our after-school tutoring business, investment into our new teaching and learning SaaS offering and self-learning products, and general corporate purpose including expanding and strengthening our sales and marketing activities, and share repurchase program. There is no material change in the use of proceeds as described in the F-1 Registration statement.

item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16.

item 16a. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16b. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers, employees and consultants. We have posted a copy of our code of business conduct and ethics on our website at https://ir.17zuoye.com/corporate-information/corporate-govemance.

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

	For the Year Ended December 31,
	2022	2023
	(in thousands of RMB)
Audit fees(1)	8,598	7,321
Tax fees(2)	109	—

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

ITEM 16e. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) over the following 12 months. The share repurchase program was publicly announced on November 2, 2021. We accumulatively repurchased approximately 0.5 million ADSs under this share repurchase program and the share repurchase program was complete in October 2022.

On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. We accumulatively repurchased approximately 1.3 million ADSs under this share repurchase program and the share repurchase program was complete in November 2023.

On September 21, 2023, authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2023. As of December 31, 2023, we had repurchased a total of approximately 1.0 million ADSs under this share repurchase program.

The table below is a summary of the ordinary shares repurchased by us in 2023 under the share repurchase programs described above. We did not make any other share repurchases in 2023.

	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of the Share Repurchase Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Programs (US$, in millions)
Period
January 2023	29,724	8.29	29,724	8.62
March 2023	8,742	5.04	38,466	8.57
April 2023	65,555	6.13	104,021	8.17
May 2023	45,026	5.97	149,047	7.90
June 2023	919,002	4.93	1,068,049	3.37
July 2023	20,257	4.81	1,088,306	3.27
August 2023	18,041	4.55	1,106,347	3.19
September 2023	13,818	3.79	1,120,165	3.14
October 2023	10,332	3.89	1,130,497	3.10
November 2023	16,859	2.88	1,147,356	9.95
December 2023	965,368	1.57	2,112,724	8.43
January 2024	1,046	1.96	2,113,770	8.43
February 2024	2,395	1.93	2,116,165	8.43
Total	2,116,165	4.29	2,116,165	8.43

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

Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2023. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. In March 2024, our board of directors approved the issuance of 58,453,168 Class B ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$3,109,708.54. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of such share issuance. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats. Besides, we engage third-party service providers to conduct thorough due diligence of data compliance and assessments of our information system annually to fully protect our information, network, and data security. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, on the management level, we have established a cybersecurity committee, which is consisted of four top executives and chaired by our cybersecurity officer, who has experience in dealing with confidentiality-related cybersecurity issues. Our cybersecurity committee is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our cybersecurity committee reports to our nominating and corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. If a cybersecurity incident occurs, our cybersecurity committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our disclosure committee. If such disclosure is determined to be necessary, our cybersecurity committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee or board of directors, as appropriate, before it is disseminated to the public.

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the to the registration statement on Form F-1 (File No. 333-250079) as amended initially filed with the Securities and Exchange Commission on November 13, 2020)

2.3

Deposit Agreement among the Registrant, the Bank of New York Mellon as the depositary and owners and holders of the American Depositary Shares dated December 3, 2020 (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on April 30, 2021 (File No. 333-255632))

2.4*	Description of Securities
2.5

The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 12, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.1

Fifth Amended and Restated 2015 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250079) as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.2

Second Amended and Restated 2018 Share Option Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250079) as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.3	Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form S-8 (File No. 333-255632))
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.6

English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE Shanghai Hexu and shareholders of Shanghai Hexu dated September 8 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250079) as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

Exhibit Number	Description of Document
4.7

English translation of the Equity Interest Pledge Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250079) as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.8

English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai WFOE Shanghai Hexu and certain subsidiaries of Shanghai Hexu dated May 13 2020 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.9

English translation of the Exclusive Call Option Agreement among Shanghai WFOE, Shanghai Hexu and shareholders of Shanghai Hexu dated September 8 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250079) as amended initially filed with the Securities and Exchange Commission on November 13, 2020)

4.10

English translation of executed form of the Consent Letter granted by each shareholder of Shanghai Hexu and its spouse as currently in effect and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250079) as amended initially filed with the Securities and Exchange Commission on November 13, 2020)

4.11

English translation of the Powers of Attorney by each shareholder of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.12

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4 2022 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.13

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Beijing Qili and shareholders of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 27, 2022 (File No. 001-39742)

4.14

English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Beijing Oili and shareholders of Beijing Qili dated March 4, 2022 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.15

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Oili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.16

English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Information dated March 21 2022 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.17

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.18

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.19

English translation of the Exclusive Option Agreement among Guangzhou Qixuan, Beijing Yiqi Information and shareholders of Beijing Yiqi Information dated March 21, 2022 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

Exhibit Number	Description of Document
4.20

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Information as currently in effect and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.21

English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.22

English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4 2022 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.23

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing Yiqi Hangfan Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.24

English translation of the Exclusive Option Agreement among Beijing Yiqi Hanger Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.25

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Development as currently in effect, and a schedule of all executed Consent Letters wonting the same form (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.26

English translation of the Powers of Attorney by each shareholder of Guangzhou Oil dated July 18, 2022 (incorporated herein by reference to Exhibit 4.26 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.27

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.27 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.28

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.29

English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18 2022 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.30

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Guangzhou Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.31

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co. Ltd. dated September 1 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13 2020)

4.32

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.33*	Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 21, 2024
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 25, 2024

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	707,895	306,929	43,230
Restricted cash	10,231	—	—
Term deposits	—	169,756	23,910
Available-for-sale investments	19,531	—	—
Accounts receivable, net of allowances of RMB1,609 and RMB8,397 as of December 31, 2022 and 2023, respectively	34,824	59,206	8,339
Prepaid expenses and other current assets, net of allowances of RMB95 and RMB6,290 as of December 31, 2022 and 2023, respectively	140,894	94,835	13,357
Total current assets	913,375	630,726	88,836
Non-current assets
Property and equipment, net	32,295	32,013	4,509
Right-of-use assets	30,052	20,007	2,818
Other non-current assets	4,802	1,780	251
TOTAL ASSETS	980,524	684,526	96,414

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB35,220 and RMB31,272 as of December 31, 2022 and 2023, respectively)	153,023	128,001	18,029
Deferred revenue and customer advances (including deferred revenue and customer advances of the consolidated VIEs without recourse to the Group of RMB40,092 and RMB42,768 as of December 31, 2022 and 2023, respectively)	42,385	44,949	6,331
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB8,179 and RMB5,781 as of December 31, 2022 and 2023, respectively)	18,719	7,647	1,077
Total current liabilities	214,127	180,597	25,437
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB3,563 and RMB6,530 as of December 31, 2022 and 2023, respectively)	7,534	9,660	1,361
TOTAL LIABILITIES	221,661	190,257	26,798

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
Commitment and Contingencies (Note 14)

SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2022 and 2023; 428,982,151 and 328,901,755 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	300	305	43
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2022 and 2023; 58,453,168 shares issued and outstanding as of December 31, 2022 and 2023)	38	38	5
Treasury stock	(21)	(97)	(14)
Additional paid-in capital	10,954,822	10,987,407	1,547,544
Accumulated other comprehensive income	62,689	77,363	10,896
Accumulated deficit	(10,258,965)	(10,570,747)	(1,488,858)
TOTAL SHAREHOLDERS' EQUITY	758,863	494,269	69,616
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,524	684,526	96,414

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	2,184,520	531,064	170,962	24,079
Cost of revenues	(878,236)	(206,208)	(90,259)	(12,713)
Gross profit	1,306,284	324,856	80,703	11,366
Operating expenses:
Sales and marketing expenses	(1,412,873)	(79,129)	(101,260)	(14,262)
Research and development expenses	(800,163)	(235,846)	(167,932)	(23,653)
General and administrative expenses	(445,440)	(221,029)	(154,261)	(21,727)
Impairment for property and equipment, right-of-use assets and rental deposits	(121,294)	—	—	—
Total operating expenses	(2,779,770)	(536,004)	(423,453)	(59,642)
Loss from operations	(1,473,486)	(211,148)	(342,750)	(48,276)
Interest income	24,573	11,352	27,811	3,917
Foreign currency exchange gain (loss)	2,326	159	(801)	(113)
Other income, net	4,674	21,765	3,958	557
Loss before provision for income tax	(1,441,913)	(177,872)	(311,782)	(43,915)
Income tax expenses	—	—	—	—
Net loss	(1,441,913)	(177,872)	(311,782)	(43,915)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(1,441,913)	(177,872)	(311,782)	(43,915)
Net loss per ordinary share
Basic and diluted	(2.92)	(0.35)	(0.68)	(0.10)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	494,055,703	502,801,926	458,636,327	458,636,327

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(1,441,913)	(177,872)	(311,782)	(43,915)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(30,923)	43,998	14,674	2,067
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(1,472,836)	(133,874)	(297,108)	(41,848)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Additional paid-in capital	Number of Treasury stocks	Treasury stock	Accumulated other comprehensive income	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' equity
Balance as of January 1, 2021 in RMB	421,729,902	275	58,453,168	38	10,653,403	—	—	49,614	(8,639,180)	2,064,150
Net loss	—	—	—	—	—	—	—	—	(1,441,913)	(1,441,913)
Share-based compensation	—	—	—	—	195,214	—	—	—	—	195,214
Exercise of stock options	27,848,615	18	—	—	10,490	—	—	—	—	10,508
Foreign currency translation adjustments	—	—	—	—	—	—	—	(30,923)	—	(30,923)
Balance as of December 31, 2021 in RMB	449,578,517	293	58,453,168	38	10,859,107	—	—	18,691	(10,081,093)	797,036
Net loss	—	—	—	—	—	—	—	—	(177,872)	(177,872)
Share-based compensation	—	—	—	—	129,558	—	—	—	—	129,558
Share repurchase	(30,678,200)	—	—	—	(33,927)	30,678,200	(21)	—	—	(33,948)
Exercise of stock options	10,081,834	7	—	—	84	—	—	—	—	91
Foreign currency translation adjustments	—	—	—	—	—	—	—	43,998	—	43,998
Balance as of December 31, 2022 in RMB	428,982,151	300	58,453,168	38	10,954,822	30,678,200	(21)	62,689	(10,258,965)	758,863
Net loss	—	—	—	—	—	—	—	—	(311,782)	(311,782)
Share-based compensation	—	—	—	—	83,695	—	—	—	—	83,695
Share repurchase	(105,636,192)	—	—	—	(51,317)	105,636,192	(76)	—	—	(51,393)
Exercise of stock options	5,555,796	5	—	—	207	—	—	—	—	212
Foreign currency translation adjustments	—	—	—	—	—	—	—	14,674	—	14,674
Balance as of December 31, 2023 in RMB	328,901,755	305	58,453,168	38	10,987,407	136,314,392	(97)	77,363	(10,570,747)	494,269
Balance as of December 31, 2023 in USD	328,901,755	43	58,453,168	5	1,547,544	136,314,392	(14)	10,896	(1,488,858)	69,616

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,441,913)	(177,872)	(311,782)	(43,915)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	64,756	24,728	16,171	2,278
Share-based compensation	195,214	129,558	83,695	11,788
Foreign currency remeasurement (gain) loss	(32)	55	2	—
Noncash lease expenses	100,828	34,203	16,827	2,370
Loss from disposal of property and equipment	—	3,833	344	48
Expected credit loss	—	1,704	12,983	1,829
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	121,294	3,642	5,761	811
Changes in operating assets and liabilities:
Accounts receivable	—	(36,433)	(31,170)	(4,390)
Prepaid expenses and other current assets	31,628	15,658	30,588	4,308
Operating lease right-of-use assets	(68,269)	89,708	(6,782)	(955)
Other non-current assets	11,946	2,867	1,411	199
Accrued expenses and other current liabilities	(127,431)	(233,123)	(23,741)	(3,344)
Deferred revenue and customer advances	(354,411)	(201,493)	2,564	361
Operating lease liabilities	(40,302)	(120,961)	(8,946)	(1,260)
Net cash used in operating activities	(1,506,692)	(463,926)	(212,075)	(29,872)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	—	—	(169,756)	(23,910)
Purchase of available-for-sale investments	—	(19,531)	—	—
Disposal of available-for-sale investments	—	—	19,531	2,751
Purchase of property and equipment and other assets	(129,356)	(2,763)	(26,590)	(3,745)
Proceeds from disposal of property and equipment	11,753	13,363	15,674	2,207
Net cash used in investing activities	(117,603)	(8,931)	(161,141)	(22,697)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of the IPO issuance cost	(9,556)	—	—	—
Repurchase of ordinary shares	—	(33,948)	(51,393)	(7,239)
Proceeds from exercise of share options	10,508	91	36	5
Net cash generated from (used in) financing activities	952	(33,857)	(51,357)	(7,234)
Effect of exchange rate changes	(30,891)	43,942	13,376	1,887
Net decrease in cash and cash equivalents and restricted cash	(1,654,234)	(462,772)	(411,197)	(57,916)
Cash, cash equivalents and restricted cash at beginning of the year	2,835,132	1,180,898	718,126	101,146
Cash, cash equivalents and restricted cash at end of the year	1,180,898	718,126	306,929	43,230

Supplemental schedule of cash flow information
Non-cash activities
Right-of-use assets obtained in exchange for operating lease obligations	99,667	2,298	5,829	821
(Decrease) Increase of right-of-use assets and operating lease liabilities due to lease modifications	(157,379)	(58,375)	982	138
Payables for purchase of property and equipment	10,229	4,083	2,802	395

Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	1,180,898	707,895	306,929	43,230
Restricted cash	—	10,231	—	—
Total cash, cash equivalents and restricted cash	1,180,898	718,126	306,929	43,230

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”), which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education (“Academic AST Institutions”) , and the existing Academic AST Institutions shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or VIEs. Any violation of the foregoing must be rectified.

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

In order to comply with the latest PRC regulations, the Group ceased offering the tutoring services related to academic subjects to students from kindergarten through the last year of senior high school ("online K-12 tutoring services") by the end of December 2021, which contributed 97.4% of total net revenues for the year ended December 31, 2021. For the years ended December 31, 2022 and 2023, no revenues were generated from online K-12 tutoring services. The Group also had taken actions to restructure its business and operations, including the early termination of certain leased office spaces, disposal of certain leasehold improvements and electronic equipment in relation to its online K-12 tutoring services.

Following the implementation of the Alleviating Burden Opinion, the Group transformed its business, and started to provide the teaching and learning Software-as-a-Service offerings ("Teaching and learning SaaS offerings") from September 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2023, the Company's major subsidiaries and VIEs were as follows:

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

Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, valuation of share-based compensation, and impairment of long-lived assets. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs' subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

As of December 31, 2023, the VIEs included Shanghai Hexu, Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development and Guangzhou Qili Technology Co., Ltd. ("Guangzhou Qili").

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

In 2022, to further expand the Group's business operations, the Company set up Guangzhou Qili and further entered into a series of contractual arrangements with Guangzhou Qili and its shareholders through a wholly-owned subsidiary Guangzhou Qixiang, in which the terms included are substantially similar to the contractual agreements entered into by and among 2021 WFOEs, 2021 VIEs and their respective shareholders as disclosed above. Through these contractual arrangements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of Guangzhou Qili, and (2) the right to receive the economic benefit of Guangzhou Qili that could potentially be significant to Guangzhou Qili. Accordingly, the Company is considered as the primary beneficiary of Guangzhou Qili, and has consolidated the financial results of Guangzhou Qili in its consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2022 and 2023, the VIEs and VIEs' subsidiaries accounted for an aggregate of 35% and 31% of the Group's consolidated total assets, respectively, and 39% and 45% of the Group's consolidated total liabilities, respectively.

The following financial position and financial performance of the VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 were included in the accompanying consolidated financial statements:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	154,544	43,369
Available-for-sale investments	19,531	—
Accounts receivable	32,934	57,343
Prepaid expenses and other current assets	110,131	77,132
Total current assets	317,140	177,844
Property and equipment, net	9,264	19,413
Right-of-use assets	12,244	14,755
Other non-current assets	3,070	774
Total non-current assets	24,578	34,942
Total assets	341,718	212,786

Accrued expenses and other current liabilities	35,220	31,272
Deferred revenue and customer advances	40,092	42,768
Operating lease liabilities, current	8,179	5,781
Total current liabilities	83,491	79,821
Operating lease liabilities, non-current	3,563	6,530
Total non-current liabilities	3,563	6,530
Total liabilities	87,054	86,351

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	2,166,327	498,602	168,085
Net income	797,867	309,653	42,291

The following are cash flows of the VIEs and VIEs' subsidiaries for the years ended December 31, 2021, 2022 and 2023, excluding inter-company transactions:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash generated from (used in) operating activities	581,190	50,755	(45,201)
Net cash (used in) generated from investing activities	(59,413)	(9,510)	8,325
Net cash generated from financing activities	—	—	—

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2023. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

Restricted cash

Restricted cash represents the cash and cash equivalents deposited in bank accounts that are legally restricted as to withdrawal or for use.

Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Available-for-sale investments

Available-for-sale investments are wealth management products issued by commercial banks with variable interest rates and unsecured principal and no restriction on withdrawal. The Group classified these investments as available-for-sale and record them at fair value in accordance with ASC 825 Financial Instruments with unrealized gains and losses recorded in accumulated other comprehensive (loss) income. Due to the relatively short maturities, the unrealized losses of these investments were insignificant for the year ended December 31, 2022. The Company disposed all available-for-sale investments during the year ended December 31, 2023 and the realized gains of these investments were insignificant.

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, available-for-sale investments, accounts receivable, and receivables from third party payment platforms.

As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, restricted cash, term deposits, available-for-sale investments, accounts receivable, and receivables from third party payment platforms approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The impairment of the long-lived assets incurred was RMB104,651, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group's revenue is reported net of discount, value added tax and related surcharges. The Group began to provide the online K-12 tutoring services in 2017, which became a major revenue stream in 2021. As described in Note 1, the Group ceased to offer online K-12 tutoring courses to comply with the new regulations at the end of 2021.

In 2022 and 2023, as a result of its business transformation, the Group's revenues were generated from Teaching and learning SaaS offerings and other educational products and services.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(1)
Teaching and learning SaaS offerings

From September 2021, the Group launched Teaching and learning SaaS offerings which integrate software and hardware to provide data driven recommendation and other value-added functions to cater the needs of students, teachers, schoolmasters and educational authorities. These offerings help schools and teachers digitalize traditional teaching resources, achieve data synchronization across different education functions, and gain insights into students' academic performance. The Group's Teaching and learning SaaS offerings is provided based on independently configurable modules, including classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, etc. The major customers of Teaching and learning SaaS offerings are regional educational authorities and schools.

For Teaching and learning SaaS offerings contracts where the Group provides customers an access to its hosted applications and platforms on a subscription model, the Group identifies SaaS subscription as one performance obligation and recognizes revenue ratably over the subscription period. In certain contracts where customers also purchase proprietary hardware which is adapted to the subscribed SaaS, the hardware provides additional and elevated functionalities when paired with subscribed SaaS. The hardware could not be used and sold separately without the Group's Teaching and learning SaaS offerings. Therefore, the Group determines the hardware and subscribed SaaS represent one performance obligation, as they are highly interdependent and interrelated, and the related revenue is recognized ratably over the SaaS subscription period. In certain SaaS subscription contracts, instead of purchasing, the customers lease and utilize the hardware for the SaaS subscription period. The Group assessed and determined that the leases of hardware are operating leases, and the non-lease component of subscribed SaaS service is the predominant component. The Group elected to apply the practical expedient to account for the lease component and the non-lease component as a combined non-lease component. The timing and pattern of control transfer of the hardware lease component and subscribed SaaS service component are the same. Accordingly, the related revenue is recognized ratably over the SaaS subscription period.

For Teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, the Group concludes that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The Group may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, the Group allocates the transaction price to each of the performance obligations based on their relative standalone selling prices. The Group recognizes revenue of software license over a period of time during which the control of software license is progressively transferred to customers as the Group's service creates and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(2)
Other educational products and services

Other educational products and services includes the sales of membership-based premium educational content with subscription periods ranging from 15 days to one year. The Group has determined that the membership-based premium educational content subscription services represent one performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which is accounted for as variable consideration. Revenue is recognized ratably over the contract period as the Group concluded that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

For the year ended December 31, 2022, a major component of other educational products and services was the personalized self-directed learning product. The Group charges users subscription fees for the personalized self-directed learning products with subscription periods ranging from one month to two months. Each month, users receive a package consisting of customized exercises and other learning materials, which is designed to be used together with the mobile app, where users can upload their daily exercises, autoscore their exercise results and watch solution videos online on a daily basis. The Group assessed and concluded that there is only one performance obligation included in the personalized self-directed learning product as the goods and services included are highly interdependent and interrelated. The subscription fee is collected in advance and recorded as deferred revenue. Refunds are offered for the remaining undelivered goods and services, which is accounted for as variable consideration. The revenue is recognized ratably over the subscription period on a straight-line basis while the users simultaneously receive and consume the benefits of such learning products throughout the subscription period. The revenue generated from personalized self-directed learning product for the year ended December 31, 2023 was not material.

(3)
Online K-12 tutoring services

The Group offered various types of Online K-12 tutoring services prior to December 31, 2021. The Group's Online K-12 tutoring services consisted of several components, including online live broadcasting classes, provisioning of teaching material, academic assessment and evaluation of learning outcomes during the period. Different service components were highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components were all designed specifically for each class and were not able to fulfil the service promise if transferred independently to the customers. Therefore, the Group had determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services was generally less than four months.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(3)
Online K-12 tutoring services - continued

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

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers.

	As of December 31,
	2022	2023
	RMB	RMB
Deferred revenue and customer advances	42,385	44,949
Refund liabilities	389	225

Deferred revenue and customer advances as of December 31, 2023 primarily consisted of the service fees of Teaching and learning SaaS offerings and other educational products and services received from customers for which the Group's revenue recognition criteria have not been met.

The deferred revenue and customer advances has been recognized as revenue when the related service was delivered. For the years ended December 31, 2022 and 2023, revenue recognized that was included in the deferred revenue and customer advances balance at January 1, 2022 and January 1, 2023 amounted to RMB243,878 and RMB42,385, respectively.

Refund liabilities represent the service fee collected by the Group for other educational products and services which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the anticipated cash refund that would occur in the normal course of business.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2023, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB44,949. The Group expects to recognize revenue of RMB44,949 related the remaining performance obligations over the next 12 months.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Disaggregation of revenue

For the years ended December 31, 2021, 2022 and 2023, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Teaching and learning SaaS offerings	—	115,365	149,119
Other educational products and services	55,910	415,699	21,843
Online K-12 tutoring services	2,128,610	—	—
Total net revenues	2,184,520	531,064	170,962

Cost of Revenue

Cost of revenues mainly consists of salaries, welfare, service fees and rental expenses for office space, depreciation and amortization of property and equipment, bandwidth costs and cost of purchased educational products, materials and hardware.

For online K-12 tutoring services that the Group provided prior to December 31, 2021, the compensations for instructors consisted of base salary, as well as teaching fees based on hourly rates and the numbers of students enrolled in connection with courses delivered. The compensation of tutors consisted of base salary and performance-based compensation, which was determined based on student retention and exercise completion. The Group accrued on a monthly basis for the cost of tutors which included base salary, compensation for exercise marking as well as student retention bonus. The retention bonus was estimated by using the expected number of successful recurring course purchase, multiplied by the bonus rate.

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel, (ii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities, (iii) teaching materials and gifts provided for promotional online courses of online K-12 tutoring service.

The Group expenses advertising costs as incurred. Total advertising costs incurred were RMB76,456, nil and RMB1,035 for the years ended December 31, 2021, 2022 and 2023, respectively.

Value added taxes ("VAT")

The Group's services are subject to VAT at the rate of 3% for small-scale-VAT-payer entities or at the rate of 6% or 13% for general-VAT-payer entities in accordance with relevant PRC tax rules.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group's incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to six years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

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

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. To calculate the number of shares for diluted loss per share, the effect of the share options is computed using the treasury stock method.

The Company was loss making for the years ended December 31, 2021, 2022 and 2023. The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2021, 2022 and 2023.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB169,696 and RMB57,505 as of December 31, 2022 and 2023, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, term deposits, available-for-sale investments, accounts receivable, and receivables from third party payment platforms. As of December 31, 2022 and 2023, substantially all of the Group's cash and cash equivalents, restricted cash and term deposits were deposited in financial institutions with high credit rating.

The following customers accounted for 10% or more of net revenue for the year ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Percentage of revenue contributed by Customer A	*%	*%	32%
Percentage of revenue contributed by Customer B	*%	*%	15%
Percentage of revenue contributed by Customer C	*%	*%	14%

* Revenue from such customers represented less than 10% of the Group's revenue during the respective years.

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group's accounts receivable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Percentage of accounts receivable from Customer A	*%	34%
Percentage of accounts receivable from Customer C	*%	21%
Percentage of accounts receivable from Customer D	49%	18%

* Accounts receivable from such customers represented less than 10% of the Group's accounts receivable at the end of respective years.

Recently issued accounting pronouncements not yet adopted

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3. ACCOUNTS RECEIVABLE, NET

The following is a summary of accounts receivable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable, gross	36,433	67,603
Less: allowance for credit loss	(1,609)	(8,397)
Accounts receivable, net	34,824	59,206

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the period	—	(1,609)
Additions	(1,609)	(6,788)
Balance at end of the period	(1,609)	(8,397)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid VAT	62,121	63,712
Prepaid other service fees (1)	49,645	21,415
Deposits (2)	6,016	3,909
Receivables from third-party payment platforms (3)	4,215	3,526
Interest receivables	102	2,671
Prepaid rental expenses (4)	721	887
Receivables for disposal of property and equipment	12,983	610
Others	5,186	4,395
Subtotal	140,989	101,125
Less: allowance for credit loss	(95)	(6,290)
Total	140,894	94,835

(1)
Prepaid other service fees mainly consisted of the prepayments for the purchase of third-party educational content and hardware. The nature of such prepayment was generally short-term.

(2)
Deposits mainly consisted of property management deposits and rental deposits, which are all being refundable within one year.

(3)
Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms.

(4)
The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Electronic equipment	101,947	86,939
Software	18,656	18,656
Leasehold improvement	13,914	11,620
Furniture and office equipment	3,777	1,838
Total	138,294	119,053
Less: accumulated depreciation	(88,491)	(81,702)
Less: accumulated impairment loss	(17,508)	(5,338)
	32,295	32,013

Depreciation expenses were RMB64,756, RMB24,728 and RMB16,171 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group had disposed certain impaired property and equipment for the years ended December 31, 2022 and 2023.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

6 OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group's determination of lease payments. As of December 31, 2021, 2022 and 2023, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	114,168	39,333	18,537
Lease cost for leases with terms less than one year	36,110	990	1,356
Total lease cost	150,278	40,323	19,893

For the years ended December 31, 2021, 2022 and 2023, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2023:

As of December 31,
2023
RMB
2024	8,813
2025	4,595
2026	3,266
2027	1,220
2028	1,626
2029 and thereafter	407
Total future lease payments	19,927
Less: imputed interest	(2,620)
Balance as of December 31, 2023	17,307

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
Weighted average remaining lease term (years)	2.60	1.60	3.19
Weighted average discount rate (percentage)	9.35	9.23	9.43

Supplemental information related to the Group's operating leases for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for operating leases	94,641	36,383	17,438

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Rental deposits	2,910	1,537
Prepayment for purchase of property and equipment	1,632	21
Others	260	222
	4,802	1,780

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Salary and welfare payable	106,844	107,353
Accrued operating expenses	39,694	16,426
Payable for acquisitions of property and equipment	4,083	2,802
Other tax payable	2,013	1,195
Refund liabilities (1)	389	225
	153,023	128,001

(1)
Refund liabilities represented the estimated amounts of fee received for other educational products and services that are estimated to be refunded as described in Note 2.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

The vesting schedules under the 2020 Plan shall be determined by the plan administrator, which is specified in the relevant award agreements.

The following table summarized the Group's share option activities for the year ended December 31, 2023:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2023	34,617,521	0.20	6.82	1.00	5,366,449
Granted	3,300,000	0.0014	—	0.19	—
Forfeited	(1,054,756)	0.0014	—	0.88	—
Exercised	(3,491,990)	0.01	—	1.41	—
Outstanding as of December 31, 2023	33,370,775	0.21	6.07	0.88	997,133
Vested and expect to vest as of December 31, 2023	33,370,775	0.21	6.07	0.88	997,133
Exercisable as of December 31, 2023	21,941,571	0.31	4.99	0.98	529,226

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2021, 2022 and 2023 were as follows:

	For the years ended December 31
Grant date	2021	2022	2023
Expected volatility	45.6%~50.2%	58.0%~59.0%	61.2%
Risk-free interest rate	2.9%~3.1%	2.75%~2.84%	2.9%
Exercise multiples	2.2~2.8	2.2~2.8	2.2
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$1.12~$5.32	$0.09~$0.24	$0.19

(1) Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9. SHARE-BASED COMPENSATION - continued

2020 Share Incentive Plan - continued

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

Modification of options in 2022

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

The total incremental cost as a result of the modification amounted to RMB3,750. The Company recorded compensation expense amounting to RMB2,638 and RMB741 related to this modification for the years ended December 31, 2022 and 2023, respectively.

The Group recorded compensation expense of RMB101,303, RMB58,880 and RMB41,841 for the years ended December 31, 2021, 2022 and 2023, respectively related to share options.

As of December 31, 2022 and 2023, the unrecognized compensation expense related to share options amounted to RMB102,394 and RMB60,386, respectively, which will be recognized over a weighted-average period of 2.99 years and 2.32 years, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9. SHARE-BASED COMPENSATION - continued

2020 Share Incentive Plan - continued

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

The following table summarized the Group's activities of restricted shares held by the Shareholding Platform for the year ended December 31, 2023:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2023	5,453,554	2.3
Granted	—	—
Vested	(2,063,806)	2.9
Forfeited	(866,667)	2.5
Outstanding as of December 31, 2023	2,523,081	1.8

The share-based compensation expenses recognized for these restricted shares for the years ended December 31, 2021, 2022 and 2023, were RMB93,911, RMB70,678 and RMB41,854, respectively.

As of December 31, 2022 and 2023, the unrecognized compensation expense related to the restricted shares amounted to RMB87,265 and RMB31,905, respectively, which will be recognized over a weighted-average period of 1.53 years and 0.80 years, respectively.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31
	2021	2022	2023
Sales and marketing expenses	25,776	17,305	17,243
Research and development expenses	60,002	28,624	26,954
General and administrative expenses	109,436	83,629	39,498
	195,214	129,558	83,695

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES

Cayman Islands and the British Virgin Islands (“BVI”)

The Company and its subsidiary, 17 Technology Limited are tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company and 17 Technology Limited are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company and 17 Technology Limited had no taxable income for the years ended December 31, 2021, 2022 and 2023.

The Company’s subsidiaries, 17 Education World Limited, 17 Education Products Limited, and 17 Inspire Limited are incorporated in BVI and are not subject to income tax.

Hong Kong

The Company's subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 and 2023.

PRC

The Company's subsidiary, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai Hexu qualified as a High and New Technology Enterprise ("HNTE") from 2022 to 2024 and accordingly was entitled to the 15% preferential tax rate during the period. Beijing Yiqi Education qualified as HNTE from 2021 to 2023 and accordingly was entitled to the 15% preferential tax rate during the period. Beijing Yiqi Development qualified as HNTE from 2023 to 2025 and accordingly is entitled to the 15% preferential tax rate during the period.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

The principal components of deferred taxes were as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Deferred tax assets
Advertising expenses carrying forwards	24,485	24,859	24,673
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	11,140	647	1,246
Expected credit loss	—	277	2,598
Accrued expenses	13,757	—	—
Depreciation of property and equipment	775	—	—
Net operating loss carrying forwards	1,017,664	1,054,013	1,123,125
Total deferred tax assets	1,067,821	1,079,796	1,151,642
Less: valuation allowance	(1,067,821)	(1,079,796)	(1,151,642)
Deferred tax assets, net	—	—	—

As of December 31, 2023, the Group had net operating loss carrying forwards of RMB5,019,659 from the Group's PRC entities, which will expire on various dates from December 31, 2024 to December 31, 2033.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES - continued

PRC - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before provision for income tax	(1,441,913)	(177,872)	(311,782)
Income tax benefit computed at an applicable tax rate of 25%	(360,478)	(44,468)	(77,946)
Effect of non-deductible expenses	5,083	6,980	1,516
Effect of research and development expenses super deduction	(19,199)	(6,698)	(12,316)
Effect of preferential tax rate	50,248	28,615	16,326
Effect on tax rates in different tax jurisdictions	17,854	3,596	574
Change in valuation allowance	306,492	11,975	71,846
	—	—	—

If the tax holidays granted to Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development were not available, there would be no income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2023.

The movements of valuation allowance for the years end December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the period	761,329	1,067,821	1,079,796
Additions	306,492	11,975	71,846
Balance at end of the period	1,067,821	1,079,796	1,151,642

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

11. ORDINARY SHARES

Upon the completion of the IPO, the ordinary shares of the Company are classified as Class A and Class B. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to thirty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

During the year ended December 31, 2021, 27,848,615 Class A ordinary shares were issued in relation to the share-based compensation.

During the year ended December 31, 2022, 10,081,834 Class A ordinary shares were issued in relation to the share-based compensation.

During the year ended December 31, 2023, 5,555,796 Class A ordinary shares were issued in relation to the share-based compensation.

On November 1, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On September 29, 2022, the Company’s Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from November 2, 2022. On September 21, 2023, the Company's Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from November 2, 2023. Under each share repurchase program, the Company could repurchase its Class A ordinary shares from open market or through privately negotiated transactions.

During the year ended December 31, 2022, the Company repurchased 30,678,200 Class A ordinary shares (equivalent to 613,564 ADSs) at a total consideration of RMB33,948.

During the year ended December 31, 2023, the Company repurchased 105,636,192 Class A ordinary shares (equivalent to 2,112,724 ADSs) at a total consideration of RMB51,393.

The total par value of the repurchased shares was recorded as treasury stock on the consolidated balance sheets, and the difference between the par value and the amount of cash paid was recorded in additional paid-in capital.

12. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(1,441,913)	(177,872)	(311,782)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	494,055,703	502,801,926	458,636,327
Basic and diluted loss per share	(2.92)	(0.35)	(0.68)

For the years ended December 31, 2021, 2022 and 2023, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2021	2022	2023
Shares issuable upon exercise of share options	46,558,578	38,654,688	36,121,292
Shares issuable upon vesting of restricted shares	14,430,689	8,315,206	3,391,172

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

13. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB219,884, RMB64,908 and RMB45,237 for the years ended December 31, 2021, 2022 and 2023, respectively.

14. COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842, Leases on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2022 and 2023 are disclosed in Note 6.

Contingencies

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB4,180,697 and RMB4,289,273, as of December 31, 2022 and 2023, respectively.

17. SUBSEQUENT EVENT

On March 21, 2024, Mr. Andy Chang Liu, the CEO of the Company entered into a share purchase agreement with the Company to acquire 58,453,168 Class B ordinary shares at a subscription price of US$0.0532 per share, which was the average closing price per ordinary share for the 30 trading days preceding the date of share purchase agreement. The transaction has been approved by the Board of Directors in March 2024.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	493,201	231,825	32,652
Term deposits	—	110,847	15,612
Amounts due from subsidiaries	788,947	865,964	121,968
Prepaid expenses and other current assets	3,750	3,911	551
Total current assets	1,285,898	1,212,547	170,783
TOTAL ASSETS	1,285,898	1,212,547	170,783
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	3,437	4,472	630
Amounts due to subsidiaries	29,781	—	—
Total current liabilities	33,218	4,472	630
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	493,817	713,806	100,537
Total non-current liabilities	493,817	713,806	100,537
TOTAL LIABILITIES	527,035	718,278	101,167
SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2022 and 2023; 428,982,151 and 328,901,755 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	300	305	43
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 shares authorized as of December 31, 2022 and 2023; 58,453,168 shares issued and outstanding as of December 31, 2022 and 2023)	38	38	5
Treasury stock	(21)	(97)	(14)
Additional paid-in capital	10,954,822	10,987,407	1,547,544
Accumulated other comprehensive income	62,689	77,363	10,896
Accumulated deficit	(10,258,965)	(10,570,747)	(1,488,858)
TOTAL SHAREHOLDERS' EQUITY	758,863	494,269	69,616
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	1,285,898	1,212,547	170,783

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(25,776)	(17,305)	(17,243)	(2,429)
Research and development expenses	(60,002)	(28,646)	(26,954)	(3,796)
General and administrative expenses	(118,816)	(103,120)	(68,148)	(9,598)
Total operating expenses	(204,594)	(149,071)	(112,345)	(15,823)
Loss from operations	(204,594)	(149,071)	(112,345)	(15,823)
Interest income	3,991	5,580	24,270	3,418
Foreign currency exchange gain (loss)	11	(5)	—	—
Loss before provision for income tax	(200,592)	(143,496)	(88,075)	(12,405)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(1,241,321)	(34,376)	(223,707)	(31,510)
Net loss	(1,441,913)	(177,872)	(311,782)	(43,915)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(1,441,913)	(177,872)	(311,782)	(43,915)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(1,441,913)	(177,872)	(311,782)	(43,915)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(30,923)	43,998	14,674	2,067
Total comprehensive loss	(1,472,836)	(133,874)	(297,108)	(41,848)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 3)
Net cash used in operating activities	(3,979)	(23,206)	(3,757)	(529)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiaries	(1,478,469)	(63,328)	—	—
Purchase of term deposits	—	—	(110,847)	(15,612)
Loans to Group companies	—	(55,184)	(77,017)	(10,849)
Net cash used in investing activities	(1,478,469)	(118,512)	(187,864)	(26,461)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of the IPO issuance cost	(5,603)	—	—	—
Borrowings under loan from Group companies	—	29,781	—	—
Proceeds from exercise of share options	10,508	91	36	5
Repayment of loans from Group companies	—	—	(29,781)	(4,195)
Repurchase of ordinary shares	—	(33,948)	(51,393)	(7,239)
Net cash generated from (used in) financing activities	4,905	(4,076)	(81,138)	(11,429)
Effect of exchange rate changes	(33,517)	41,473	11,383	1,605
Net decrease in cash and cash equivalents	(1,511,060)	(104,321)	(261,376)	(36,814)
Cash and cash equivalents at beginning of the year	2,108,582	597,522	493,201	69,466
Cash and cash equivalents at end of the year	597,522	493,201	231,825	32,652

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

3.
CONVENIENCE TRANSLATION

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.