Form 20-F
period 2024-12-31
17 Education & Technology Group Inc.
filed 2025-04-25
CIK 1821468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 444,312,538 ordinary shares outstanding, being the sum of 327,406,202 Class A ordinary shares and 116,906,336 Class B ordinary shares.

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

Our reporting currency is Renminbi because our business is mainly conducted through the VIEs and their subsidiaries in mainland China. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

17 Education & Technology is not an operating company in mainland China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in mainland China through (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. Laws and regulations of mainland China restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our WFOEs, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but are instead purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Revenues contributed by the VIEs and their subsidiaries accounted for 93.9%, 98.3% and 98.5% of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs.

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
(2)
Shareholders of Beijing Yiqi Information and their respective shareholdings in Beijing Yiqi Information are (i) Mr. Andy Chang Liu (99.0%), and (ii) Mr. Zhan Xie (1.0%).
(3)
Shareholders of Beijing Qili and their respective shareholdings in Beijing Qili are (i) Mr. Andy Chang Liu (99.0%), and (ii) Mr. Zhan Xie (1.0%).
(4)
Shareholders of Guangzhou Qili and their respective shareholdings in Guangzhou Qili are (i) Mr. Andy Chang Liu (99.0%), and (ii) Mr. Zhan Xie (1.0%).
(5)
Shareholders of Beijing Yiqi Development and their respective shareholdings in Beijing Yiqi Development are (i) Mr. Andy Chang Liu (99.0%), and (ii) Mr. Zhan Xie (1.0%).

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. The shareholders of the VIEs may have potential conflicts of interest with us. We may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the shareholders of the VIEs fail to perform their respective obligations under the contractual arrangements, our ability to enforce the contractual arrangements could be limited. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of Chinese governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. There are relevant laws and regulations in Hong Kong regarding data protection, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, (iii) the person from whom personal data is collected is informed of the purpose of collecting the data, and (iv) personal data shall not be used for any new purpose which is not or is unrelated to the original purpose when collecting the data, unless with the data subject’s express and voluntary consent. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct any business operations in Hong Kong and therefore regulatory actions related to data protection or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Evolution of the mainland China legal system could adversely affect us.”

Permissions Required from Chinese Authorities for Our Operations

Our operations in mainland China are governed by laws and regulations of mainland China. Based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe that, as of the date of this annual report, except for issues with respect to the filings associated with our mobile apps, the Publishing License, the License for Online Transmission of Audio-Visual Programs, the private school operating permit, the Online Publishing Service Permit and the security assessment and algorithm filing related to generative AI services, our mainland China subsidiaries and the VIEs have obtained all the permissions and approvals from the relevant Chinese government authorities that are necessary for the business operations of our holding company and the VIEs in mainland China, namely, the

Value-added Telecommunications Business Operating License and the Publication Operation License. For issues with respect to the filings associated with our mobile apps, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.” For issues with respect to the Publishing License, the License for Online Transmission of Audio-Visual Programs, the private school operating permit, and the Online Publishing Service Permit, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” For issues with respect to the security assessment and algorithm filing related to generative AI services, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

If we, our mainland China subsidiaries and the VIEs (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 and 2024.

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

Cash Flows through Our Organization

17 Education & Technology is a holding company with no operations of its own. We conduct our business in mainland China through our subsidiaries and the VIEs in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, 17 Education & Technology’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 17 Education & Technology. In addition, our mainland subsidiaries are permitted to pay dividends to 17 Education & Technology only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our mainland China subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the VIEs in which we have no legal ownership, totaling RMB4,180.7 million, RMB4,289.3 million and RMB4,448.7 million (US$609.5 million) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our mainland China subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Introduction—Summary of Risk Factors—Risks Related to Doing Business in China.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after it is raised by an operating entity, is required to go through a two-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements. Under PRC law, 17 Education & Technology may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, 17 Education & Technology made capital contributions in the amount of RMB63.3 million, nil and nil to our subsidiaries, respectively. For the years ended December 31, 2022, 2023 and 2024, the VIEs received debt financing of RMB65.4 million, RMB0.6 million and RMB22.8 million (US$3.1 million) from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB114.0 million, RMB44.2 million and RMB18.2 million (US$2.5 million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations. For more details regarding our intragroup cash flow, see the condensed consolidating schedules and statements under “Financial Information Related to the VIEs.”

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
(3)
One of our subsidiaries and two of our VIEs qualify for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
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

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	2,869	186,343	—	189,212
Inter-company net revenues	—	19,287	44,246	14,264	(77,797)	—
Total costs and expenses	(89,802)	(39,686)	(103,392)	(170,144)	—	(403,024)
Inter-company costs and expenses	—	—	(14,264)	(63,533)	77,797	—
Income from non-operations	13,173	3,873	2,160	1,679	—	20,885
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(116,298)	(99,772)	(31,391)	—	247,461	—
Loss before income tax expenses	(192,927)	(116,298)	(99,772)	(31,391)	247,461	(192,927)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(192,927)	(116,298)	(99,772)	(31,391)	247,461	(192,927)

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	2,877	168,085	—	170,962
Inter-company net revenues	—	7,843	42,292	4,755	(54,890)	—
Total costs and expenses	(112,345)	(162,303)	(112,568)	(126,496)	—	(513,712)
Inter-company costs and expenses	—	—	(4,755)	(50,135)	54,890	—
Income from non-operations	24,270	1,863	4,133	702	—	30,968
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(223,707)	(71,110)	(3,089)	—	297,906	—
Loss before income tax expenses	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	17,547	14,915	498,602	—	531,064
Inter-company net revenues	—	174,505	210,863	—	(385,368)	—
Total costs and expenses	(149,071)	(212,328)	(183,610)	(197,203)	—	(742,212)
Inter-company costs and expenses	—	—	—	(385,368)	385,368	—
Income from non-operations	5,575	3,294	16,153	8,254	—	33,276
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(34,376)	(17,394)	(75,715)	—	127,485	—
Loss before income tax expenses	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(177,872)	(34,376)	(17,394)	(75,715)	127,485	(177,872)

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	133,380	7,484	27,118	66,162	—	234,144
Restricted cash	—	—	—	49	—	49
Term deposit	61,885	63,223	—	—	—	125,108
Accounts receivable	—	—	—	67,097	—	67,097
Prepaid expenses and other current assets	1,363	2,151	4,815	74,184	—	82,513
Amount due from inter-companies	998,391	204,881	763,690	—	(1,966,962)	—
Property and equipment, net	—	6,995	485	18,930	—	26,410
Right-of-use assets	—	3,311	—	8,457	—	11,768
Other non-current assets	—	784	179	1,465	—	2,428
Total assets	1,195,019	288,829	796,287	236,344	(1,966,962)	549,517
Accrued expenses and other current liabilities	3,638	1,763	78,845	20,176	—	104,422
Deferred revenue current and non-current	—	—	199	40,198	—	40,397
Amount due to inter-companies	—	543,729	447,263	975,970	(1,966,962)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	797,742	583,951	850,638	—	(2,232,331)	—
Operating lease liabilities current and non-current	—	3,130	—	7,929	—	11,059
Total liabilities	801,380	1,132,573	1,376,945	1,044,273	(4,199,293)	155,878
Total shareholders’ equity/(deficit)	393,639	(843,744)	(580,658)	(807,929)	2,232,331	393,639
Total liabilities and shareholders’ equity/(deficit)	1,195,019	288,829	796,287	236,344	(1,966,962)	549,517

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	231,825	15,707	16,028	43,369	—	306,929
Term deposit	110,847	58,909	—	—	—	169,756
Accounts receivable	—	—	1,863	57,343	—	59,206
Prepaid expenses and other current assets	3,911	3,559	10,233	77,132	—	94,835
Amount due from inter-companies	865,964	210,293	836,556	124,333	(2,037,146)	—
Property and equipment, net	—	12,016	584	19,413	—	32,013
Right-of-use assets	—	5,252	—	14,755	—	20,007
Other non-current assets	—	785	221	774	—	1,780
Total assets	1,212,547	306,521	865,485	337,119	(2,037,146)	684,526
Accrued expenses and other current liabilities	4,472	5,725	86,532	31,272	—	128,001
Deferred revenue current and non-current	—	—	2,181	42,768	—	44,949
Amount due to inter-companies	—	402,834	609,474	1,024,838	(2,037,146)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	713,806	1,272,051	2,183,554	—	(4,169,411)	—
Operating lease liabilities current and non-current	—	4,996	—	12,311	—	17,307
Total liabilities	718,278	1,685,606	2,881,741	1,111,189	(6,206,557)	190,257
Total shareholders’ equity/(deficit)	494,269	(1,379,085)	(2,016,256)	(774,070)	4,169,411	494,269
Total liabilities and shareholders’ equity/(deficit)	1,212,547	306,521	865,485	337,119	(2,037,146)	684,526

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(16,809)	(87,857)	(14,614)	(19,938)	—	(139,218)
Capital contribution to Group companies	—	(86,348)	—	—	86,348	—
Loans (provided to) settled by Group companies	(141,318)	31,305	(22,719)	—	132,732	—
Other investing activities	48,962	(4,314)	(47)	(9,007)	—	35,594
Net cash (used in) generated from investing activities	(92,356)	(59,357)	(22,766)	(9,007)	219,080	35,594
Capital contribution from Group companies	—	—	86,348	—	(86,348)	—
Loans borrowed from (repaid to) Group companies	—	141,211	(37,878)	29,399	(132,732)	—
Other financing activities	(1,055)	—	—	22,388	—	21,333
Net cash (used in) generated from financing activities	(1,055)	141,211	48,470	51,787	(219,080)	21,333

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(3,757)	(19,300)	(68,918)	(120,100)	—	(212,075)
Capital contribution to Group companies	—	(70,999)	—	—	70,999	—
Loans (provided to)/settled by Group companies	(77,017)	29,781	(600)	—	47,836	—
Other investing activities	(110,847)	(58,909)	290	8,325	—	(161,141)
Net cash (used in)/generated from investing activities	(187,864)	(100,127)	(310)	8,325	118,835	(161,141)
Capital contribution from Group companies	—	—	70,999	—	(70,999)	—
Loans (repaid to)/borrowed from Group companies	(29,781)	77,017	—	600	(47,836)	—
Other financing activities	(51,357)	—	—	—	—	(51,357)
Net cash (used in)/generated from financing activities	(81,138)	77,017	70,999	600	(118,835)	(51,357)

	For the Year Ended December 31, 2022
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(23,206)	(129,839)	(175,015)	(135,866)	—	(463,926)
Capital contribution to Group companies	(63,328)	—	—	—	63,328	—
Loans provided to Group companies	(55,184)	(30,281)	(73,900)	(5,000)	164,365	—
Other investing activities	—	—	579	(9,510)	—	(8,931)
Net cash used in investing activities	(118,512)	(30,281)	(73,321)	(14,510)	227,693	(8,931)
Capital contribution from Group companies	—	63,328	—	—	(63,328)	—
Loans borrowed from Group companies	29,781	68,684	500	65,400	(164,365)	—
Other financing activities	(33,857)	—	—	—	—	(33,857)
Net cash (used in)/generated from financing activities	(4,076)	132,012	500	65,400	(227,693)	(33,857)

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

Risks Related to Our Business and Industry

•
The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The cessation of the K-12 Academic AST Services and other actions we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. Failure to effectively and efficiently manage changes of our existing and new business may materially and adversely affect our ability to capitalize on new business opportunities” on page 22 for details;

•
We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited operating history with our current business model, which makes it difficult to predict our prospects and our business and financial performance” on page 22 for details;
•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects” on page 23 for details;
•
If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to develop and refine our teaching and learning SaaS offerings to meet the evolving demands of educational authorities, schools, teachers and students, or if we are unable to maintain consistent quality and comprehensive grade and subject coverage of products offered as part of our teaching and learning SaaS offerings, our business and reputation may be materially and adversely affected” on page 25 for details;
•
If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected” on page 25 for details;
•
Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our success depends heavily on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected” on page 26 for details;
•
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations” on page 27 for details; and

•
If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our operating results could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our operating results could be harmed” on page 27 for details.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs, and we conduct our operations in mainland China primarily through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we and the VIEs could be subject to severe penalties, or be forced to relinquish our interest in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 49 for details;
•
We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership” on page 51 for details;
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 51 for details; and
•
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 52 for details.

Risks Related to Doing Business in China

•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 54 for details;
•
Evolution of the mainland China legal system could adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the mainland China legal system could adversely affect us” on page 54 for details;

•
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs. Due to the nature of our industry, the PRC government may intervene or influence our operations at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 55 for details;
•
The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements” on page 56 for details;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” on page 57 for details;
•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash.” on page 62 for details;
•
Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 62 for details;

•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 64 for details; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 64 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 66 for details;
•
Our dual-class voting structure will limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on page 67 for details;
•
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment” on page 69 for details;
•
You may be subject to limitations on transfer of your ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—You may be subject to limitations on transfer of your ADSs” on page 71 for details; and
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs” on page 75 for details.

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

In light of regulatory developments in mainland China in 2021, including the joint promulgation of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, we have ceased to provide our K-12 Academic AST Services at the end of 2021, among other changes in our business operations. At the same time, we have leveraged our extensive knowledge and expertise accumulated through serving mainland China’s educational authorities, schools, teachers, and students over the past decade and launched new product and service offerings. In particular, we have launched our teaching and learning SaaS offerings that enhances in-school teaching and learning efficiency and effectiveness as an upgrade to our previous free in-school products and services. We are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands, utilizing our technology and data insights to provide personalized content for students intended to improve their learning efficiency.

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

We ceased to offer online K-12 after-school tutoring courses to comply with the Alleviating Burden Opinion and its implementing measures at the end of 2021. We therefore have a short operating history with our current business model, which is built around our teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings were launched in September 2021 and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands. Our limited history with our current product and service offerings after the cessation of our online K-12 after-school tutoring courses, which differ from our historical product and service offerings, may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical performance may not be indicative of our future performance.

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

Our business, financial condition, results of operations and prospects have been materially and adversely affected in 2022, 2023 and 2024 and will be materially and adversely affected in subsequent periods by the actions we have taken to date and the actions may take in the future in order to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations. We ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school, or K-12 Academic AST Services, in mainland China at the end of 2021. In addition, we have taken other actions to restructure our business and operations, including closing certain of our corporate offices, implementing staff optimization plans and disposing some of our assets to maintain our continued operations. We also began to provide new educational product and service offerings. Our teaching and learning SaaS offerings were launched in September 2021, and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands.

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

The Chinese Ministry of Education, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. To implement the Alleviating Burden Opinion, the Chinese Ministry of Education issued a notice on its official website on December 13, 2021, which requires that the previous filing of educational apps under the Opinions on Educational Apps shall be temporarily withdrawn and be subject to review and re-approval. As of the date of this annual report, we have completed the re-filing procedure of our in-school apps that form part of our teaching and learning SaaS offerings as required under the Opinions on Educational Apps and the above notice. However, we are still in the process of preparing the application for the filing of our unfiled educational app. As the Opinions on Educational Apps and its relevant implementation rules are evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Private Education” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-school Tutoring and Online Private Education.”

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

We had net losses of RMB177.9 million, RMB311.8 million and RMB192.9 million (US$26.4 million), respectively, in 2022, 2023 and 2024. We also had negative cash flows from operating activities of RMB463.9 million, RMB212.1 million and RMB139.2 million (US$19.1 million), respectively, in 2022, 2023 and 2024. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate enough revenue from our new business initiatives, increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new educational authorities, schools and students, hire educational content development professionals and other personnel, expand our sales and distribution network for teaching and learning SaaS offerings, and strengthen our educational content development and technologies and data analytics capabilities to enhance user experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short-term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. The regulations provide that data processors shall apply for a cybersecurity review in accordance with relevant laws and regulations if their data processing activity affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the regulations requires that processors of important data shall conduct risk assessment of their network data processing activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level. On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, pursuant to which if the data have not been informed or publicly announced as “important data” by the relevant authorities or regions, data processors are not required to declare security assessment for cross-border provision of the data as important data. As of the date of this annual report, we have not been informed or announced by any authorities that any data we process is important data.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Revised Cybersecurity Review Measures remains unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Revised Cybersecurity Review Measures mandates clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our noncompliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

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

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement and provisions; however, as the laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. In addition, there are relevant laws and regulations in Hong Kong regarding data protection, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, (iii) the person from whom personal data is collected is informed of the purpose of collecting the data, and (iv) personal data shall not be used for any new purpose which is not or is unrelated to the original purpose when collecting the data, unless with the data subject’s express and voluntary consent. Although as of the date of this annual report we do not conduct any business operations in Hong Kong and we believe that the laws and regulations in Hong Kong regarding data protection do not have a material impact on our business, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan and the 2018 Plan is 59,899,375 and 25,703,602, respectively. As of February 28, 2025, the maximum aggregate number of ordinary shares that may be issued under the 2020 Plan is 71,664,073. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recorded RMB129.6 million, RMB83.7 million and RMB61.9 million (US$8.5 million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China, the US and other countries’ political and economic conditions and by foreign exchange policies of China, the U.S. and other countries, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

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

We lease real properties from third parties primarily for our office in mainland China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each of our lease agreements that have not been registered with the relevant PRC government authorities.

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

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our mainland China subsidiaries and foreign-invested enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct such business activities in mainland China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, our WFOEs have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. In 2022, 2023 and 2024, we derived 93.9%, 98.3% and 98.5% of our total revenues from the VIEs and their subsidiaries, respectively. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023 and the CSRC subsequently issued two new supporting guidelines in May 2023 and May 2024 respectively. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

All the agreements under our contractual arrangements are governed by law of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with law of mainland China and any disputes would be resolved in accordance with mainland China legal procedures. The legal system in mainland China is evolving and the evolution of the mainland China legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under law of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under law of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the business operations of the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Evolution of the mainland China legal system could adversely affect us.”

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

All of our operations are conducted in mainland China, and most of our assets are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in mainland China generally. The PRC government exercises significant regulation over mainland China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the economy of mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 was severe. Any adverse changes in economic conditions in mainland China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources by promulgating regulations. Some of these measures may benefit the overall economy of mainland China, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment. It is uncertain whether these measures would cause decreased economic activity in mainland China, which may adversely affect our business and results of operations. In addition, there are uncertainties whether the increased global focus on social, ethical and environmental issues would lead to mainland China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Evolution of the mainland China legal system could adversely affect us.

The legal system of mainland China is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China’s judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the legal system of mainland China is based, in part, on government policies and rules, some of which are not published in a timely manner or are published with short notice. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

We conduct our business in mainland China through the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations at any time, or may exert regulation over operations of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant mainland China government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. From the second half of 2021, a series of other draft laws and regulations concerning cybersecurity and data security were issued for public comment, certain of which have begun to take effect. See also “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” Since such laws and regulations concerning cybersecurity and data security are relatively new, there are still uncertainties on how the newly promulgated laws and regulations concerning cybersecurity and data security will be interpreted and implemented by the mainland China governmental authorities. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures concerning overseas listing by PRC companies, effective on March 31, 2023. See “—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” for details. There remain substantial uncertainties about how the Overseas Listing Trial Measures will be interpreted, or implemented and how they will affect our operations and future overseas offerings.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the Negative List, which became effective on November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

On February 24, 2023, the CSRC, together with other government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. According to these provisions, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, these provisions also provide that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to M&A and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other Chinese regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Hexu, Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education and Beijing Yiqi Development enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the mainland China governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the mainland China governmental authorities. If Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development fail to maintain their HNTE status, experience any increase in the enterprise income tax rate, or face any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under laws and regulations of mainland China, our mainland China subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, after having accrued statutory reserve from the after-tax profits, a foreign-owned enterprise can also set aside discretionary reserve from the after-tax profits upon a resolution made by the shareholders’ meeting.

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

We cannot preclude the possibility that, in the future, the PRC government may continue to strengthen its capital regulation, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of mainland China or Hong Kong. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

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

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment

The PRC government imposes regulation on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. To the extent cash in our business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

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

There are uncertainties whether more restrictions and substantial vetting processes will be put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the mainland China authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a mainland China entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

As of February 28, 2025, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 26.4% of our total issued and outstanding share capital and 91.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On November 1, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of the ADSs or our ordinary shares over the following 12 months through October 31, 2022. We accumulatively repurchased approximately US$3.8 million of ADSs under this share repurchase program and the share repurchase program was complete in October 2022. On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. We accumulatively repurchased approximately US$7.1 million of ADSs under this share repurchase program and the share repurchase program was completed in November 2023. On September 21, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2023. As of December 31, 2024, we accumulatively repurchased approximately US$1.6 million of ADSs under this share repurchase program and the share repurchase program was completed in November 2023. On September 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2024. As of December 31, 2024, we accumulatively repurchased approximately US$0.1 million of ADSs under this share repurchase program.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2024. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. In March 2024, our board of directors approved the issuance of 58,453,168 Class B ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$3,109,708.54. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of such share issuance. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or the income test; or (2) at least 50% of the fair market value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. A non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based on our analysis of our current and expected income and assets (the value of which are partially determined by reference to the market value of our ADSs), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

If we are a PFIC in any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs, such holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs and on the receipt of distributions on the ADSs to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder will generally be subject to reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs, in the absence of certain elections by such holder, we will generally continue to be treated with respect to such holder as a PFIC for all succeeding years during which such holder holds our ADSs, even if we subsequently cease to be a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

To further expand our business operations, we set up Beijing Yiqi Development in April 2021 as a subsidiary of Shanghai Hexu. Subject to the change of shareholders of Beijing Yiqi Development, we entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Yiqi Development in November 2021. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Development that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Development that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Development for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Development’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Further, in September 2021, we established a wholly-owned subsidiary in the Cayman Islands, 17 Technology Limited. In October 2021, 17 Technology Limited established a wholly-owned subsidiary in the British Virgin Islands, 17 Inspire Limited. In October 2021, 17 Inspire Limited established a wholly-owned subsidiary in Hong Kong, 17 Legend Limited, which established a wholly-owned subsidiary in mainland China, Beijing Yiqi Hangfan Technology Co., Ltd., or Beijing Yiqi Hangfan, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders, and our wholly-owned subsidiary Beijing Yiqi Hangfan entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders in March 2022 through which Beijing Yiqi Hangfan gained the ability to direct the business operations of Beijing Yiqi Development since Beijing Yiqi Hangfan’s establishment in December 2021. In November 2024, we adjusted the registered capital of Beijing Yiqi Development, and accordingly we updated part of the aforesaid contractual arrangements by and among Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at https://ir.17zuoye.com. The information contained on our website is not a part of this annual report.

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

Our Current Teaching and Learning SaaS Offerings

We launched our teaching and learning SaaS offerings in September 2021 as an upgrade to our smart in-school classroom solutions, leveraging the experience and insights we have gained and our leading market position. These offerings are provided as a paid solution to educational authorities and schools, and integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of schools, especially the needs associated with in-school homework scenarios, which have been heightened by the Alleviating Burden Opinion issued in July 2021. By optimizing multi-scenario teaching data collection and analysis capabilities, our solution has formed a comprehensive service system covering the entire K-12 spectrum characterized by “precision teaching, personalized learning, and scientific management.”

We developed our teaching and learning SaaS offerings by building upon our deep understanding of teaching and learning scenarios, AI capabilities, data insights, content and brand power that we have accumulated over the past ten years. These offerings help schools and teachers digitalize traditional teaching resources to build an “internet + education” platform, achieve data synchronization across different education functions, and gain holistic insights about their teaching and students’ learning. Our teaching and learning SaaS offerings are built around independently configurable modules, with each module covering a distinct in-school learning scenario. The covered scenarios include classroom solutions, question banks, homework assignments, self-directed learning and multi-role reporting, among others. This digitalization helps to increase the efficiency and effectiveness of homework assignments, as well as core teaching and learning scenarios. Our teaching and learning SaaS offerings are intended to reduce the burden of both teachers and students as it is designed to improve the efficiency of homework assignments and related teaching and learning scenarios. Our brand influence in educational digital services has been widely recognized by government bodies, schools, and parents, and provides a replicable innovation model for national education informatization. In 2024, we continued to deepen our strategic presence in the field of educational digital services, expanding from core markets in Beijing and Shanghai to a nationwide scale, and achieved scaled application and iterative upgrades of both our smart pen and paper-based solution and our Teaching and Learning service platform. Our district-level SaaS business continued to make steady progress, with the successful phased delivery of the Xicheng Smart Learning and Minhang Phase II projects, and new acquisition of contracts in Songjiang and Changning District in Shanghai. Simultaneously, our school-based subscription model businesses have witnessed rapid growth in terms of number of students and school coverage newly subscribed year-over-year.

Our teaching and learning SaaS offerings are further accompanied by tailored hardware offerings and integrations to enhance the user experience and efficiency of our in-school offerings, through better data collection and interaction, and additional matching educational contents and services for students to learn better once issues are identified by our teaching and learning SaaS offerings. We have also successfully built a more diversified sales network and established flexible management mechanisms, expanding our market reach to a broader customer base. As of now, our teaching and learning SaaS offerings are used in over 100 cities across 29 provincial-level regions in mainland China.

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

In September 2023, we won the bid for a new smart-pen and intelligent homework-based digital transformation service project in Changning District of Shanghai. The project includes 290 classes in 18 middle schools in the district, spanning across grades 6 to 8 and covering over 10,000 students. In November 2023, we secured another project involving smart-pen and intelligent homework platforms in Changning District’s primary schools. This newly won project extends to 28 primary schools, incorporating 128 classes and benefiting more than 4,000 students. In December 2023, we secured a contract for the Teaching Software Integration and Data Analysis Service Project in Songjiang District of Shanghai. This SaaS-based project spans at least eight schools across the district, involving 101 classes, 4,139students, and 200 teachers.

In 2024, we completed the phased delivery of a project involving smart-pen and intelligent homework platforms in Minhang District of Shanghai. From September 2023 to June 2024, this project facilitated over 23 million homework submissions, approximately 460,000 class hours and 18,000 academic assessments. It covered over 2,100 classes, 84,000 students, and 4,500 teachers across 110 public schools during the same period. As of the date of this annual report, in the Minhang District in Shanghai, 100% of the 143 public schools have adopted our teaching and learning SaaS offering.

Our teaching and learning SaaS offering not only improved the educational quality and operational efficiency of public schools in the Minhang District but also served as a key data collection and analysis tool for the implementation of Minhang District’s data-driven individualized teaching initiative. We are currently in discussions with a number of regional educational authorities across China regarding the adoption of our teaching and learning SaaS offerings. As of the date of this annual report, our service coverage has expanded to several new regions, empowering over 500 schools and 450,000 active student users, with more than 45 million paper-based homework assignments completed in total.

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

With our experiences and insights accumulated over the past years, we have developed a standardized, replicable model of integrated digital solutions in the form of teaching and learning SaaS offerings and related value-add services. We are also seeing increasing acceptance of the SaaS subscription model, compared with the previously more dominant one-time purchase model in the industry. We expect to leverage our experience, including our successful collaboration with the educational authority in Minhang District in Shanghai, to expand our geographical reach to more Districts and more cities throughout China. We are dedicated to providing the market with innovative, leading product solutions that set new standards in education technology.

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

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2024, we had eight content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

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

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2024, we had a team of 54 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2024, we had registered 338 trademarks, 173 patents, 152 software copyrights and 43 domain names in China.

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

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce and the National Development and Reform Commission, effective on November 1, 2024, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business that intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

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

The Administrative Measures on Internet Information Services, promulgated by the PRC State Council and as last amended on December 6, 2024 and effective on January 20, 2025, sets forth more specific rules on the provision of internet information services. According to these measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to these measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

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

On September 24, 2024, the State Council promulgated the Regulations on the Management of Network Data Security, or the Network Data Regulation, which came into effect on January 1, 2025. The Network Data Regulation serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers. It remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations.

On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which will become effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i)when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii)when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals.

On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, or the Measures, effective on June 1, 2025. The “facial recognition technology” regulated in the Measures refers to the individual biometric recognition technology that identifies an individual based on its facial information. The Measure establishes basic requirements and processing rules for the use of facial recognition technology to process the facial information of individuals. For example, before using facial recognition technology to process facial information of individuals, personal information processors shall give comprehensive information to relevant individuals, which include, but not limited to, the following: (i) the name or contact details of the personal information processor; (ii) the purpose and method of processing facial information; and (iii) the retention period for the processed facial information. According to the Measures, the use of facial recognition technology to process facial information should have a specific purpose and sufficient necessity, while minimizing the impact on personal rights and the implementation of strict protective measures on the facial information. Where there are other non-facial recognition methods to achieve the same purpose or meet the same business requirements, facial recognition technology shall not be used as the only verification method. Furthermore, the personal information processors shall complete a filing procedure with competent cyberspace department within 30 working days once the number of stored facial information handled with application of facial recognition technology reaches 100,000 persons.

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

On March 7, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of AI-generated synthetic content. Such content includes, but not limited to, the AI-generated texts, voices, videos, images or virtual scenes. Under these rules and regulations, all AI-generated synthetic content which may cause confusion or misidentification of the public must feature explicit labels to inform users that the content is AI-generated. For example, the text prompts, general symbol prompts or other explicit labels shall be added at the beginning, end or middle of the AI-generated texts to signify that the content contains AI-generated material. In addition, network information service providers shall feature implicit labels to the metadata of AI-generated content. Implicit labels shall include the attributes of the generated synthetic contents, the name or code of the service provider, content serial number and other production element information. The network information service providers are encouraged to use implicit labels in the form of digital watermark and other forms in the AI-generated synthetic contents.

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

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 6, 2024 and effective on January 20, 2025, (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

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

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released from February 2023 to May 2024, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. The New Filing Rules consist of eight sets of rules, including the Trial Administration Measure of Overseas Securities Offerings and Listings by Domestic Companies, or the Overseas Listing Trial Measures, and seven relevant guidelines. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. The New Filing Rules also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

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
(2)
Shareholders of Beijing Yiqi Information and their respective shareholdings in Beijing Yiqi Information are (i) Mr. Andy Chang Liu (99.0%); and (ii) Mr. Zhan Xie (1.0%).
(3)
Shareholders of Beijing Qili and their respective shareholdings in Beijing Qili are (i) Mr. Andy Chang Liu (99.0%); and (ii) Mr. Than Xie (1.0%).
(4)
Shareholders of Beijing Yiqi Development and their respective shareholdings in Beijing Yiqi Development are (i) Mr. Andy Chang Liu (99.0%); and (ii) Mr. Than Xie (1.0%).
(5)
Shareholders of Guangzhou Qili and their respective shareholdings in Guangzhou Qili are (i) Mr. Andy Chang Liu (99.0%); and (ii) Mr. Zhan Xie (1.0%).

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

In November 2024, each of Beijing Yiqi Development’s shareholders entered into a power of attorney relating to the authorization of Beijing Yiqi Hangfan in replace of the powers of attorney executed in March 2022, each of which includes terms substantially similar to the powers of attorneys relating to Beijing Yiqi Information as described above, respectively.

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

In November 2024, Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders entered into equity interest pledge agreements in replace of the equity interest pledge agreement executed in March 2022, which includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. Accordingly, Chinese regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the Chinese regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Evolution of the mainland China legal system could adversely affect us.”

D.
Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of December 31, 2024 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	3.6	1.0—3.0
Others	0.7	2.0—5.0
Total	4.3

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

A.
Operating Results

We are a leading education technology company in China with an “in-school + after-school” integrated model. Our smart in-school classroom solution, which has been upgraded to our teaching and learning SaaS offering since 2021, delivers data-driven teaching, learning and assessment products to teachers, students and parents across over 70,000 K-12 schools on a cumulative basis. Leveraging our unique insights into the academic performance of tens of millions of students at these schools, we offer other educational products and services to complement students’ in-school learning with a higher level of personalization. Historically, we generated the vast majority of our revenues from our online K-12 tutoring services. However, in order to comply with the latest PRC regulations, pursuant which prohibit providing tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services in December 2021.

Our net revenues decreased by 67.8% from RMB531.1 million in 2022 to RMB171.0 million in 2023, and increased by 10.7% to RMB189.2 million (US$25.9 million) in 2024. We generated a net loss of RMB177.9 million, RMB311.8 million and RMB192.9 million (US$26.4 million) in 2022, 2023 and 2024, respectively.

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

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to execute new business strategies

We launched our teaching and learning SaaS offerings in September 2021, after the implementation of the Alleviating Burden Opinion in July 2021. Our results of operations are significantly affected by the success of these new business strategies. To successfully execute these new strategies, we need to develop and improve the corresponding products and services and address our customers’ needs in a timely manner. Our ability to market our teaching and learning SaaS offerings will not only depend on our ability to develop functions and systems that are closely aligned with China’s digital transformation of its public schools, but also on our ability to establish strong nationwide sales and services teams and regional distributor networks. The success of our other educational products and services will depend on our ability to efficiently combine our insights into the academic profiles of students of different background and our accumulated content library into a well-designed integral package that helps students effectively achieve their learning goals, as well as to attract students to pay for it in a cost-efficient way.

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

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for both of our in-school and after-school operations. Our research and development expenses decreased as a percentage of our net revenues from 2022 to 2024 as we enhanced our cost control capabilities. We will continue to optimize our content and enhance our technologies to attract new educational authorities, schools and students and improve our operating efficiency.

Key Components of Results of Operations

Net revenues

In 2022, 2023 and 2024, due to the cessation of the Company’s online K-12 tutoring services by the end of 2021 in order to be compliant with the PRC regulations, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	115,365	21.7	149,119	87.2	174,746	23,940	92.4
Other educational products and services	415,699	78.3	21,843	12.8	14,466	1,982	7.6
Total	531,064	100.0	170,962	100.0	189,212	25,922	100.0

In compliance with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services by the end of December 2021. This has materially and adversely affected our financial condition and results of operations in 2022, 2023 and 2024.

In 2022, 2023 and 2024, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings have experienced large-scale expansion and became the main source of our net revenues. The majority of our net revenue in 2023 and 2024 came from our teaching and learning SaaS offerings.

In 2022, a majority of our net revenues from other educational products and services came from our personalized self-directed learning product. In 2023 and 2024, net revenues from other educational products and services primarily consisted of the subscription fees we charged for our membership-based premium educational content, with subscription periods ranging from 15 days to one year.

Cost of revenues

Our cost of revenues primarily consists of hardware and software cost, compensation costs, educational products and materials and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future due to our continuous cost optimization.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Hardware and software costs	17,340	3.3	43,565	25.5	80,510	11,030	42.6
Compensation costs	112,386	21.2	42,310	24.7	31,172	4,271	16.5
Educational products and materials	49,840	9.4	390	0.2	6,352	870	3.4
Other costs	26,642	4.9	3,994	2.4	1,970	269	0.9
Total	206,208	38.8	90,259	52.8	120,004	16,440	63.4

Hardware and software costs. Our hardware and software costs are costs of purchased hardware and software utilized for our teaching and learning SaaS offerings.

Compensation costs. Our compensation costs primarily include salaries, welfare and service fees for our staff and consultants who provide services for customers of our teaching and learning SaaS offerings and other educational products and services.

Educational products and materials. Our educational products and materials primarily include costs of educational materials of our other educational products and services, and the logistics costs.

Other costs. Our other costs primarily include rental costs for our office space, costs for the bandwidth, depreciation of the properties and equipment and other technical costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	79,129	14.9	101,260	59.2	76,088	10,424	40.2
Research and development expenses	235,846	44.4	167,932	98.2	71,997	9,864	38.1
General and administrative expenses	221,029	41.6	154,261	90.2	134,935	18,486	71.3
Total	536,004	100.9	423,453	247.6	283,020	38,774	149.6

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel of our in-school and after-school operations, and (ii) other expenses associated with our sales marketing activities, including rental, depreciation and amortization and other general expenses. We expect our sales and marketing expenses to be relatively stable in the foreseeable future.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Salaries and welfare	96,130	18.1	58,857	34.4	48,383	6,628	25.6
Other expenses	(17,001)	(3.2)	42,403	24.8	27,705	3,796	14.6
Total	79,129	14.9	101,260	59.2	76,088	10,424	40.2

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. We expect our research and development expenses to remain relatively stable in the foreseeable future after major efficiency improvement in 2023 and 2024.

The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	176,765	33.3	129,869	76.0	62,871	8,613	33.2
Other expenses	59,081	11.1	38,063	22.2	9,126	1,251	4.9
Total	235,846	44.4	167,932	98.2	71,997	9,864	38.1

General and administrative expenses. Our general and administrative expenses consist primarily of (i) salaries and welfare for our general and administrative personnel and (ii) other general and administrative expenses, including rental and depreciation expenses. We expect our general and administrative expenses to remain relatively stable in the future.

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	139,929	26.3	99,301	58.1	90,670	12,422	47.9
Other expenses	81,100	15.3	54,960	32.1	44,265	6,064	23.4
Total	221,029	41.6	154,261	90.2	134,935	18,486	71.3

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

Hong Kong

Our subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited, are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 and 2024.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu Information Technology Co., Ltd. and Beijing Yiqi Education & Technology Co., Ltd. were qualified as High and New Technology Enterprises, or HNTEs, from 2022 to 2024, which reduced their enterprise income tax rate to 15% during such periods. Shanghai Hexu Information Technology Co., Ltd.’s HNTE status expired after 2024, while Beijing Yiqi Education & Technology Co., Ltd.’s current HNTE status is set to expire after 2026. Beijing Yiqi Education Technology Development Co., Ltd. was qualified as HNTE from 2023 to 2024, and accordingly were entitled to the 15% preferential tax rate during such periods. Beijing Yiqi Education Technology Development Co., Ltd.’s HNTE status is set to expire after 2025.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	115,365	21.7	149,119	87.2	174,746	23,940	92.4
Other educational products and services	415,699	78.3	21,843	12.8	14,466	1,982	7.6
Total net revenues	531,064	100.0	170,962	100.0	189,212	25,922	100.0
Cost of revenues	(206,208)	(38.8)	(90,259)	(52.8)	(120,004)	(16,440)	(63.4)
Gross profit	324,856	61.2	80,703	47.2	69,208	9,482	36.6
Operating expenses(1)
Sales and marketing expenses	(79,129)	(14.9)	(101,260)	(59.2)	(76,088)	(10,424)	(40.2)
Research and development expenses	(235,846)	(44.4)	(167,932)	(98.2)	(71,997)	(9,864)	(38.1)
General and administrative expenses	(221,029)	(41.6)	(154,261)	(90.2)	(134,935)	(18,486)	(71.3)
Total operating expenses	(536,004)	(100.9)	(423,453)	(247.6)	(283,020)	(38,774)	(149.6)
Loss from operations	(211,148)	(39.7)	(342,750)	(200.4)	(213,812)	(29,292)	(113.0)
Interest income	11,352	2.1	27,811	16.3	16,260	2,228	8.6
Foreign currency exchange gain (loss)	159	—	(801)	(0.5)	226	31	0.1
Other income, net	21,765	4.1	3,958	2.3	4,399	603	2.3
Loss before provision for income tax	(177,872)	(33.5)	(311,782)	(182.3)	(192,927)	(26,430)	(102.0)
Net loss	(177,872)	(33.5)	(311,782)	(182.3)	(192,927)	(26,430)	(102.0)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	17,305	3.3	17,243	10.1	10,204	1,398	5.4
Research and development expenses	28,624	5.4	26,954	15.8	14,656	2,008	7.7
General and administrative expenses	83,629	15.7	39,498	23.1	37,057	5,077	19.6
Total	129,558	24.4	83,695	49.0	61,917	8,483	32.7

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues increased from RMB171.0 million in 2023 to RMB189.2 million (US$25.9 million) in 2024, representing a year-over-year increase of 10.6%. This increase was primarily driven by the increased number of teaching and learning SaaS contracts and the recurring revenue generated from on-going projects.

•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from RMB149.1 million in 2023 to RMB174.7 million (US$23.9 million) in 2024.
•
Other educational products and services. Net revenues from our other educational products and services decreased from RMB21.8 million in 2023 to RMB14.5 million (US$2.0 million) in 2024.

Cost of revenues

Our cost of revenues increased from RMB90.3 million in 2023 to RMB120.0 million (US$16.4 million) in 2024.

•
Hardware and software costs. Our hardware and software costs increased from RMB43.6 million in 2023 to RMB80.5 million (US$11.0 million) in 2024, primarily due to our certain Teaching and Learning SaaS offering projects required higher upfront hardware costs but might lead to additional revenue opportunities in later stages.
•
Compensation costs. Our compensation costs decreased from RMB42.3 million in 2023 to RMB31.2 million (US$4.3 million) in 2024, primarily due to staff optimization in line with business adjustment.
•
Educational products and materials. Our educational products and materials increased from RMB0.4 million in 2023 to RMB6.4 million (US$0.9 million) in 2024, primarily due to the increase in the consumable materials utilized for the deliveries of our teaching and learning SaaS offerings during the year.
•
Other costs. Our other costs of revenues decreased from RMB4.0 million in 2023 to RMB2.0 million (US$0.3 million) in 2024, primarily due to the decrease of rental costs for office space and other technical costs.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB80.7 million in 2023 to RMB69.2 million (US$9.5 million) in 2024. The decrease was primarily due to the increase of costs for our certain Teaching and Learning SaaS offering projects associated with our experimental teaching and learning SaaS projects to capture additional market opportunities, which required higher upfront hardware costs but might lead to additional revenue opportunities in later stages. Consequently, our gross margin decreased from 47.2% in 2023 to 36.6% in 2024.

Operating expenses

Our total operating expenses decreased from RMB423.5 million in 2023 to RMB283.0 million (US$38.8 million) in 2024, including RMB61.9 million (US$8.5 million) of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB101.3 million in 2023 to RMB76.1 million (US$10.4 million) in 2024, including RMB10.2 million (US$1.4 million) of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB58.9 million in 2023 to RMB48.4 million (US$6.6 million) in 2024, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses decreased from RMB42.4 million in 2023 to RMB27.7 million (US$3.8 million) in 2024, primarily due to staff optimization in line with business adjustment.

Research and development expenses. Our research and development expenses decreased from RMB167.9 million in 2023 to RMB72.0 million (US$9.9 million) in 2024, including RMB14.7 million (US$2.0 million) of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB129.9 million in 2023 to RMB62.9 million (US$8.6 million) in 2024. The decrease was primarily due to staff optimization in line with business adjustment and the reduction of share-based compensations as most of the options had been fully vested in prior years.
•
Other expenses. Other research and development expenses decreased from RMB38.1 million in 2023 to RMB9.1 million (US$1.3 million) in 2024, primarily due to decreases in rental cost, bandwidth and other IT service fees.

General and administrative expenses. Our general and administrative expenses decreased from RMB154.3 million in 2023 to RMB134.9 million (US$18.5 million) in 2024, including RMB37.1 million (US$5.1 million) of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB99.3 million in 2023 to RMB90.7 million (US$12.4 million) in 2024, due to staff optimization in line with business adjustment.
•
Other expenses. Other general and administrative expenses decreased from RMB55.0 million in 2023 to RMB44.3 million (US$6.1 million) in 2024 due to decreases in professional service fees.

Loss from operations

Our loss from operations decreased from RMB342.8 million in 2023 to RMB213.8 million (US$29.3 million) in 2024. Loss from operations as a percentage of net revenues in 2024 was negative 113.0%, compared with negative 200.4% in 2023.

Interest income

Our interest income decreased from RMB27.8 million in 2023 to RMB16.3 million (US$2.2 million) in 2024, primarily due to decreases in average balance of cash and cash equivalents and term deposits.

Net loss

As a result of the foregoing, our net loss decreased from RMB311.8 million in 2023 to RMB192.9 million (US$26.4 million) in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenues

Our net revenues decreased from RMB531.1 million in 2022 to RMB171.0 million in 2023, representing a year-over-year decrease of 67.8%. This decrease was primarily driven by the cessation of our personalized self-directed learning products as we focus on our core teaching and learning SaaS business.

•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from RMB115.4 million in 2022 to RMB149.1 million in 2023.
•
Other educational products and services. Net revenues from our other educational products and services decreased from RMB415.7 million in 2022 to RMB21.8 million in 2023.

Cost of revenues

Our cost of revenues decreased from RMB206.2 million in 2022 to RMB90.3 million in 2023, which was largely in line with the decrease in net revenues.

•
Compensation costs. Our compensation costs decreased from RMB112.4 million in 2022 to RMB42.3 million in 2023, primarily due to staff optimization in line with business adjustment.
•
Hardware costs. Our hardware costs increased from RMB9.1 million in 2022 to RMB27.3 million in 2023, generally in line with the growth in our revenues from our teaching and learning SaaS offerings.
•
Educational products and materials. Our educational products and materials decreased from RMB49.8 million in 2022 to RMB0.4 million in 2023, primarily due to cost reduction in learning materials of other educational products and services.

•
Other costs. Our other costs of revenues decreased from RMB34.9 million in 2022 to RMB20.3 million in 2023, primarily due to decreased rental costs for office space and other administrative costs in line with our business adjustment.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB324.9 million in 2022 to RMB80.7 million in 2023. The decrease was primarily due to the recognition of costs resulting from the hardware deliveries at the beginning of certain projects for our teaching and learning SaaS offerings. Our gross margin decreased from 61.2% in 2022 to 47.2% in 2023.

Operating expenses

Our total operating expenses decreased from RMB536.0 million in 2022 to RMB423.5 million in 2023, including RMB83.7 million of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB79.1 million in 2022 to RMB101.3 million in 2023, including RMB17.2 million of share-based compensation expenses. The sales and marketing expenses in 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products.

•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB96.1 million in 2022 to RMB58.9 million in 2023, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses increased from negative RMB17.0 million in 2022 to RMB42.4 million in 2023. Other sales and marketing expenses in 2022 included the impacts of a one-off reversal of expenses related to the cancellation of loyalty points previously granted to customers of our free in-school products.
•
Promotional course expenses. Promotional course expenses were nil in both 2022 and 2023, primarily due to the cessation of our online K-12 tutoring services

Research and development expenses. Our research and development expenses decreased from RMB235.8 million in 2022 to RMB167.9 million in 2023, including RMB27.0 million of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB176.8 million in 2022 to RMB129.9 million in 2023. The decrease was primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other research and development expenses decreased from to RMB59.1 million in 2022 to RMB38.1 million in 2023, primarily due to decreases in rental cost, depreciation and content development cost.

General and administrative expenses. Our general and administrative expenses decreased from RMB221.0 million in 2022 to RMB154.3 million in 2023, including RMB39.5 million of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB139.9 million in 2022 to RMB99.3 million in 2023, primarily due to the impact of the share-based compensation expenses.
•
Other expenses. Other general and administrative expenses decreased from RMB81.1 million in 2022 to RMB55.0 million in 2023 due to decreases in rental cost, depreciation and professional service expenses.

Loss from operations

Our loss from operations increased from RMB211.1 million in 2022 to RMB342.8 million in 2023. Loss from operations as a percentage of net revenues in 2023 was negative 200.4%, compared with negative 39.7% in 2022.

Interest income

Our interest income increased from RMB11.4 million in 2022 to RMB27.8 million in 2023, primarily due to increases in average balance of term deposits.

Net loss

As a result of the foregoing, our net loss increased from RMB177.9 million in 2022 to RMB311.8 million in 2023.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

(2)
Liquidity and Capital Resources

The following table sets forth a selected of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(463,926)	(212,075)	(139,218)	(19,073)
Net cash (used in) generated from investing activities	(8,931)	(161,141)	35,594	4,877
Net cash (used in) generated from financing activities	(33,857)	(51,357)	21,333	2,922
Effect of exchange rate changes	43,942	13,376	9,555	1,310
Net decrease in cash, cash equivalents and restricted cash	(462,772)	(411,197)	(72,736)	(9,964)
Cash, cash equivalents and restricted cash at the beginning of the year	1,180,898	718,126	306,929	42,049
Cash, cash equivalents and restricted cash at the end of the year	718,126	306,929	234,193	32,085

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were RMB718.1 million, RMB306.9 million and RMB234.2 million (US$32.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with original maturities of three months or less. As of December 31, 2022, 2023 and 2024, our prepaid expenses and other current assets were RMB140.9 million, RMB94.8 million and RMB82.5 million (US$11.3 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid other service fees, deposits, receivables from third-party payment platforms, interest receivables, prepaid rental expenses, receivables for disposal of property and equipment and others.

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

As of December 31, 2024, 63.2% and 36.8% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 25.1% were denominated in Renminbi and 74.9% were denominated in U.S. dollars. As of December 31, 2024, 28.3% of cash and cash equivalents were held by the VIEs and their subsidiaries.

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

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash used in operating activities in 2024 was RMB139.2 million (US$19.1 million). The difference between net cash used in operating activities and net loss of RMB192.9 million (US$26.4 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB61.9 million (US$8.5 million), expected credit loss of RMB12.3 million (US$1.7 million), depreciation of property and equipment of RMB12.3 million (US$1.7 million) and noncash lease expenses of RMB9.7 million (US$1.3 million), and changes in operating assets and liabilities that primarily include a decrease of RMB23.0 million (US$3.2 million) in accrued expenses and other current liabilities, an increase of RMB20.6 million (US$2.8 million) in accounts receivable, a decrease of RMB6.2 million (US$0.9 million) in operating lease liabilities and a decrease of RMB4.5 million (US$0.6 million) in deferred revenue and customer advances, partially offset by a decrease of RMB13.6 million (US$1.9 million) in prepaid expenses and other current assets.

Net cash used in operating activities in 2023 was RMB212.1 million. The difference between net cash used in operating activities and net loss of RMB311.8 million in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB83.7 million, depreciation of property and equipment of RMB16.2 million and noncash lease expenses of RMB16.8 million, and changes in operating assets and liabilities that primarily include an increase of RMB31.2 million in accounts receivable, a decrease of RMB23.7 million in accrued expenses and other current liabilities, partially offset by a decrease of RMB30.6 million in prepaid expenses and other current assets.

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

Investing Activities

Net cash generated from investing activities in 2024 was RMB35.6 million (US$4.9 million), primarily due to proceed from maturity of term deposit of RMB49.0 million (US$6.7 million), partially offset by purchase of property and equipment and other assets of RMB9.4 million (US$1.3 million) and purchase of term deposits of RMB4.3 million (US$0.6 million).

Net cash used in investing activities in 2023 was RMB161.1 million, primarily due to investment in term deposit of RMB169.8 million and purchase of property and equipment and other assets of RMB26.6 million, partially offset by proceeds from disposal of available-for-sale investments of RMB19.5 million and proceeds from disposal of property and equipment of RMB15.7 million.

Net cash used in investing activities in 2022 was RMB8.9 million, primarily due to investment in available-for-sale investments of RMB19.5 million and purchase of property and equipment of RMB2.8 million, partially offset by proceeds from disposal of property and equipment of RMB13.4 million.

Financing Activities

Net cash generated from financing activities in 2024 was RMB21.3 million (US$2.9 million), primarily attributable to proceed from the issuance of 58,453,168 Class B ordinary shares to Mr. Andy Chang Liu, our founder, chairman and chief executive officer of RMB22.4 million (US$3.1 million), partially offset by repurchase of ordinary shares of RMB1.1 million (US$0.2 million).

Net cash used in financing activities in 2023 was RMB51.4 million, primarily attributable to repurchase of ordinary shares of RMB51.4 million.

Net cash used in financing activities in 2022 was RMB33.9 million, primarily attributable to repurchase of ordinary shares of RMB33.9 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 mainly include capital expenditure and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment. Our capital expenditures were RMB2.8 million, RMB26.6 million and RMB9.4 million (US$1.3 million) in 2022, 2023 and 2024, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2024.

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	11,801	7,350	4,379	72	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

17 Education & Technology Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the VIEs and their subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.
Trend Information

We are not aware of any material trends in our sales, costs and selling prices for the period since January 1, 2025. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting estimates involve the most significant judgments and estimates used in the preparation of our financial statements.

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

For the year ended December 31, 2024, we derived revenue primarily from our teaching and learning SaaS offering.

For teaching and learning SaaS offerings contracts where we provide customers an access to our hosted applications and platforms on a subscription model, we identify SaaS subscription as one performance obligation and recognize revenue ratably over the subscription period. In certain contracts where customers also purchase proprietary hardware which is adapted to the subscribed SaaS, the hardware provides additional and elevated functionalities when paired with subscribed SaaS. The hardware could not be used and sold separately without our teaching and learning SaaS offerings. Therefore, we determine the hardware and subscribed SaaS represent one performance obligation, as they are highly interdependent and interrelated, and the related revenue is recognized ratably over the SaaS subscription period. We elected to apply the practical expedient to account for the lease component and the non-lease component as a combined non-lease component. The timing and pattern of control transfer of the hardware lease component and subscribed SaaS service component are the same. Accordingly, the related revenue is recognized ratably over the SaaS subscription period.

For teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, we conclude that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The customer can obtain utility from the software license without the SaaS, and the customer can also benefit from the SaaS with readily available resources. We may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, we allocate the transaction price to each of the performance obligations based on their relative standalone selling prices. We recognize revenue of software license over a period of time during which the control of software license is progressively transferred to customers as our service creates, customizes and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented. In certain SaaS subscription contracts, instead of purchasing, the customers lease and utilize the hardware for the SaaS subscription period. We assessed and determined that the leases of hardware are operating leases, and the non-lease component of subscribed SaaS service is the predominant component. For certain contracts, the customers may only purchase hardware and we recognize revenue of hardware when the control of the hardware is transferred to the customers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	46	Founder, Chairman and Chief Executive Officer
Kuanghao Zhang	37	Senior Vice President
Michael Chao Du	39	Director and Chief Financial Officer
Na Ai	46	Director and Vice President
Jiawei Gan	55	Independent Director
Bing Yuan	56	Independent Director
Minghui Wu	43	Independent Director

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

Mr. Jiawei Gan has served as our independent director since December 2020. Mr. Gan has served as the Investment Advisor of Fargo Wealth Group since 2019, responsible for providing investment advices. From 2018 to 2022, Mr. Gan served as an operating partner of Hillhouse Capital Group. From 2011 to 2016, Mr. Gan worked in several positions at Meituan (HKEX: 3690), including as chief operation officer and president of the in-store food voucher business unit. From 2000 to 2011, Mr. Gan worked in several positions at Alibaba Group (NYSE: BABA), including as vice president of sales, senior director of sales operation team, internet operation director and marketing director, focusing on sales and marketing. Mr. Gan received his bachelor’s degree in food engineering from Zhejiang Gongshang University in 1995 and his EMBA degree from China Europe International Business School in 2011.

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

B.
Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB9.2 million (US$1.3 million) in cash to our executive officers and our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Fifth Amended and Restated 2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2015 Plan is 59,899,375 ordinary shares. As of February 28, 2025, options to purchase 9,766,971 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, nil unvested restricted shares are outstanding, and 5,799,501 ordinary shares remain available to be issued pursuant to future grants of options under the 2015 Plan. On April 23, 2025, the Company approved an amendment to the 2015 Plan to extend the expiration date of the plan to December 31, 2035.

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

Exercise of Options. Subject to certain terms and conditions under the 2015 Plan, an option cannot be exercised prior to the 180th day after the completion of our initial public offering. Subject to certain terms and conditions under the 2015 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of our initial public offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than December 31, 2035.

Transfer Restrictions. Options granted under the 2015 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2015 Plan has a term from its date of effectiveness to December 31, 2035. We may at any time terminate the 2015 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2015 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2015 Plan may adversely affect the terms of issue of options previously granted under the 2015 Plan.

Second Amended and Restated 2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all options under the 2018 Plan is 25,703,602 ordinary shares. As of February 28, 2025, options to purchase 1,519,561 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, 106,667 unvested restricted shares are outstanding, and 5,480,043 ordinary shares remain available to be issued pursuant to future grants of options under the 2018 Plan. On April 23, 2025, the Company approved an amendment to the 2018 Plan to extend the expiration date of the plan to December 31, 2035.

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

Exercise of Options. Subject to certain terms and conditions under the 2018 Plan, an option cannot be exercised prior to the 180th day after the completion of our initial public offering. Subject to certain terms and conditions under the 2018 Plan, an option may be exercised by the grantee at any time or times following the 180th day after the completion of our initial public offering in accordance with the applicable vesting schedule before the expiration date. Our board of directors determines the exercise price for each option grant in its absolute discretion, which in any event should not be less than the par value of the share and is stated in the relevant award letter. The date of expiration of each grant may be determined by our board of directors, which should not be later than December 31, 2035.

Transfer Restrictions. Options granted under the 2018 Plan are not assignable, and grantees may not in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do, except with the prior written consent of our board of directors from time to time.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term from its date of effectiveness to December 31, 2035. We may at any time terminate the 2018 Plan by an ordinary resolution of the shareholders or a resolution of our board of directors. The 2018 Plan and the terms and conditions of any outstanding option may be altered in any respect by a resolution of our board of directors in accordance with the shareholders agreement and the memorandum and articles of association of the company for the time being in force. However, no termination or alteration of the 2018 Plan may adversely affect the terms of issue of options previously granted under the 2018 Plan.

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which was subsequently amended on March 8, 2022, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. We refer to this plan, as amended, as the 2020 Plan in this annual report. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company. As of February 28, 2025, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 71,664,073 ordinary shares. As of February 28, 2025, options to purchase 55,655,909 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 9,243,536 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan. On April 23, 2025, the Company approved an amendment of the 2015 Plan to extend the expiration date of the plan to December 31, 2035.

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

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the expiration date is December 31, 2035.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the plan has a term from its date of effectiveness to December 31, 2035. Our board of directors has the authority to terminate, amend or modify the plan, provided that we shall obtain shareholder approval to the extent necessary to comply with applicable law or stock exchange rules, unless we decide to follow home country practice. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the plan.

As of February 28, 2025, our employees other than directors and executive officers as a group held options to purchase 62,342,441 ordinary shares, each with an exercise price of US$0.0014 per share, and are entitled to receive nil ordinary shares subject to the applicable vesting schedules of unvested restricted shares.

The following table summarizes, as of February 28, 2025, the outstanding options and unvested restricted shares that we had granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Kuanghao Zhang	*	(1)	—	August 6, 2018	—
	*	(1)	—	October 10, 2018	—
	*	(1)	—	January 10, 2019	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
Michael Chao Du	*	(1)	—	February 17, 2020	—
	*	(1)	—	October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
	5,000,000		0.0014	October 10, 2024	October 10, 2034
	5,000,000		0.0014	October 10, 2024	October 10, 2034
Na Ai	*	(1)	—	May 14, 2015	—
	*	(1)	—	August 25, 2015	—
	*	(1)	—	July 1, 2016	—
	*	(1)	—	October 10, 2020	—
	*		0.0014	July 10, 2021	July 10, 2031
	*		0.0014	January 10, 2022	January 10, 2032
	5,000,000		0.0014	October 10, 2024	October 10, 2034
Total	18,400,000

Note:

* Less than 1% of our total ordinary shares as of February 28, 2025.

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

D.
Employees

We had a total of 480, 503 and 340 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2024:

Function	Number of Employees
Content development	8
Technology	54
Operation	148
Sales and marketing	88
General and administrative	42
Total	340

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 325,679,169 Class A ordinary shares and 116,906,336 Class B ordinary shares issued and outstanding as of February 28, 2025.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers**:
Andy Chang Liu(1)	*	116,906,336	116,906,336	26.4	91.5
Kuanghao Zhang	*	—	*	*	*
Michael Chao Du	*	—	*	*	*
Na Ai	*	—	*	*	*
Jiawei Gan	—	—	—	—	—
Bing Yuan	—	—	—	—	—
Minghui Wu	—	—	—	—	—
All Directors and Executive Officers as a Group	15,604,300	116,906,336	132,510,636	29.9	91.9
Principal Shareholders:
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	13.2	45.8
Future Glory Technology Holdings Limited(1)	—	58,453,168	58,453,168	13.2	45.8
H Capital Entities(2)	57,973,086	—	57,973,086	13.1	1.5
Walden Investments Entities(3)	35,592,848	—	35,592,848	8.0	0.9

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

(1)
Represents (i) 11,100 Class A ordinary shares beneficially owned in the form of ADSs, (ii) 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust, and (iii) 58,453,168 Class B ordinary shares held by Future Glory Technology Holdings Limited, a British Virgin Islands limited liability company, which is wholly-owned by Future Adventures Investment Holdings Limited, a company incorporated under the laws of British Virgin Islands and wholly-owned by Mr. Andy Chang Liu. The business address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. The business address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. and 58,453,168 Class B ordinary shares held by Future Glory Technology Holdings Limited have been pledged as collateral for certain secured loans.
(2)
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
(3)
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

To our knowledge, as of February 28, 2025, 268,268,835 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Transactions with Our Shareholders

Transactions with Mr. Andy Chang Liu. In March 2024, we entered into a share purchase agreement with Mr. Andy Chang Liu, our founder, chairman and chief executive officer, pursuant to which we proposed to issue, and Mr. Andy Chang Liu proposed to subscribe for 58,453,168 Class B ordinary shares of our company for an aggregate consideration of US$3,109,708.54, or the Share Subscription. The Share Subscription was closed, and the subscribed shares were issued to Mr. Liu, on November 13, 2024.

On March 25, 2025, we entered into a share purchase agreement with Mr. Andy Chang Liu, pursuant to which we proposed to issue, and Mr. Andy Chang Liu proposed to subscribe for 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares of our company at a total subscription price of US$4,027,774.81, based on the average closing price per ordinary share for the 30 trading days preceding the date of the share purchase agreement.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;

•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;
•
tax-exempt entities (including private foundations);
•
individual retirement accounts or other tax-deferred accounts;
•
holders who acquire their ADSs pursuant to any employee share option or otherwise as compensation;
•
investors that will hold their ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•
investors that have a functional currency other than the U.S. dollar;
•
persons that actually or constructively own ADSs representing 10% or more of our stock (by vote or value); or
•
partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected under the applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs and their partners are urged to consult their tax advisors regarding an investment in our ADSs.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are generally treated as passive assets and the company’s goodwill and other unhooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Based upon our income and assets (which generally includes any goodwill), as well as the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024. Depending upon the composition of our income and assets and the market price of our ADSs during the current and subsequent taxable years, we could continue to be a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we did not believe we were a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other intangibles, each of which may increase the likelihood of us becoming a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs should be willing to assume the risks of investing in a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC. There can be no assurance that we will not be treated as a PFIC for any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Each U.S. holder is strongly urged to consult its tax advisor regarding our PFIC status and any available elections to mitigate such tax consequences.

Dividends

As noted above, we believe we were a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “—Passive Foreign Investment Company Rules.” If our ADSs are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes. Dividends received on our ADSs will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) our ADSs on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are not a PFIC for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met.

Our ADSs (but not our ordinary shares) are expected to be considered readily tradeable on an established securities market in the United States for such purposes as long as they are listed on the Nasdaq Global Select Market. However, there can be no assurance that our ADSs will continue to be so listed on the Nasdaq, or otherwise treated as readily tradeable on an established securities market in the future. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be a PFIC for the taxable year ended December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), U.S. Holders may be subject to PRC withholding taxes on dividends paid on our ADSs. U.S. Holders may be eligible for a reduced rate of withholding, provided that the U.S. Holder is entitled to benefits under the Treaty.

Dividends paid on our ADSs , if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs. Any capital gain or loss will be long-term if the ADSs have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

However, if we are deemed to be a resident enterprise in mainland China under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. In the event that gain from the disposition of the ADSs is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. Pursuant to United States Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs, including the availability of the foreign tax credit or deduction under their particular circumstances, and their eligibility for benefits under the Treaty and the potential impact of the United States Treasury regulations.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of ADSs is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs in their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on the sale or other disposition of ADSs. Under the PFIC rules:

•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs;
•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable to such U.S. Holder, for that year; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs and any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded on a qualified exchange, including a national securities exchange that is registered with the SEC, or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Stock Market which is a qualified exchange. We anticipate that our ADSs should qualify as marketable stock so long as our ADSs remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If the Nasdaq Global Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Global Market, we anticipate that the ADSs should qualify as being regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances may be given in this regard.

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

If our ADSs are treated as stock of a PFIC with respect to a U.S. Holder that has not made a mark-to-market election, such PFIC treatment will generally continue to apply to such holder even if we cease to be a PFIC unless the U.S. Holder makes a “purging” election. One type of purging election creates a deemed sale of ADSs at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs.

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances

If a U.S. Holder owns (or is deemed to own) our ADSs during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 (whether or not a mark-to-market election is made) or such other form as is required by the United States Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs if we are or become a PFIC.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs. Backup withholding will not apply, however, to (i) U.S. Holders that are corporations or other exempt recipients and properly establish their exempt status or (ii) U.S. Holders that provide a correct taxpayer identification number and other required information on IRS Forms W-9 establishing that such U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund of any excess amounts withheld provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR ADSs, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2024.

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

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers, employees and consultants. We have posted a copy of our code of business conduct and ethics on our website at https://ir.17zuoye.com/corporate-governance.html.

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

	For the Year Ended December 31,
	2023	2024
	(in thousands of RMB)
Audit fees(1)	7,321	6,471
Tax fees(2)	—	—

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 21, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million of our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2023. We accumulatively repurchased a total of approximately US$1.6 million of ADSs under this share repurchase program and the share repurchase program was complete in November 2024.

On September 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2024. As of December 31, 2024, we accumulatively repurchased a total of approximately US$0.1 million of ADSs under this share repurchase program and the share repurchase program will expire in September 2025.

The table below is a summary of the ordinary shares repurchased by us in 2024 under the share repurchase programs described above. We did not make any other share repurchases in 2024.

	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of the Share Repurchase Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Programs (US$, in millions)
Period
From January 1, 2024 to January 31, 2024	1,046	1.96	2,113,770	8.43
From February 1, 2024 to February 29, 2024	2,395	1.93	2,116,165	8.43
From March 1, 2024 to March 31, 2024	—	—	2,116,165	8.43
From April 1, 2024 to April 30, 2024	—	—	2,116,165	8.43
From May 1, 2024 to May 31, 2024	—	—	2,116,165	8.43
From June 1, 2024 to June 30, 2024	1,746	2.15	2,117,911	8.42
From July 1, 2024 to July 31, 2024	9,501	2.16	2,127,412	8.40
From August 1, 2024 to August 31, 2024	5,693	2.08	2,133,105	8.39
From September 1, 2024 to September 30, 2024	3,413	2.15	2,136,518	8.38
From October 1, 2024 to October 31, 2024	4,281	2.08	2,140,799	8.37
From November 1, 2024 to November 30, 2024	15,697	1.97	2,156,496	9.97
From December 1, 2024 to December 31, 2024	34,666	1.67	2,191,162	9.91
From January 1, 2025 to January 31, 2025	28,548	1.75	2,219,710	9.86
From February 1, 2025 to February 28, 2025	7,359	1.92	2,227,069	9.85
Total	114,345	1.98	2,227,069	9.85

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

Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice in lieu of the Nasdaq corporate governance requirements in the following aspects:

•
Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We followed home country practice and did not hold an annual meeting of shareholders in 2024.
•
In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan.
•
In March 2024, our board of directors approved the issuance of 58,453,168 Class B ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$3,109,708.54. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance.
•
In March 2025, our board of directors approved the issuance of 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$4,027,774.81. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of The Nasdaq Stock Market LLC. A copy of our insider trading policy is attached as an exhibit to this Annual Report.

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

4.1	Sixth Amended and Restated 2015 Share Option Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed on April 25, 2025 (File No. 001-39742))
4.2	Third Amended and Restated 2018 Share Option Plan (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed on April 25, 2025 (File No. 001-39742))
4.3	Second Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.3 to the Form 6-K filed on April 25, 2025 (File No. 001-39742))
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

4.21*	English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated November 4, 2024

Exhibit Number	Description of Document
4.22*	English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated November 4, 2024
4.23

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing Yiqi Hangfan Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.24

English translation of the Exclusive Option Agreement among Beijing Yiqi Hanger Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.25

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Development as currently in effect, and a schedule of all executed Consent Letters wonting the same form (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.26

English translation of the Powers of Attorney by each shareholder of Guangzhou Oil dated July 18, 2022 (incorporated herein by reference to Exhibit 4.26 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.27

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.27 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.28

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.29

English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18 2022 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.30

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Guangzhou Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.31

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co. Ltd. dated September 1 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.32

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.33

Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 21, 2024 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 25, 2024 (File No. 001-39742))

4.34*	Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 25, 2025
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

12.1*	Certification by the Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2*	Certification by the Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Tian Yuan Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
19.1*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

April 25, 2025

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	306,929	234,144	32,078
Restricted cash	—	49	7
Term deposits	169,756	125,108	17,140
Accounts receivable, net of allowances of RMB8,397 and RMB21,082 as of December 31, 2023 and 2024, respectively	59,206	67,097	9,192
Prepaid expenses and other current assets, net of allowances of RMB6,290 and RMB5,919 as of December 31, 2023 and 2024, respectively	94,835	82,513	11,304
Total current assets	630,726	508,911	69,721
Non-current assets
Property and equipment, net	32,013	26,410	3,618
Right-of-use assets	20,007	11,768	1,612
Other non-current assets	1,780	2,428	333
TOTAL ASSETS	684,526	549,517	75,284

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB31,272 and RMB20,176 as of December 31, 2023 and 2024, respectively)	128,001	104,422	14,307
Deferred revenue and customer advances (including deferred revenue and customer advances of the consolidated VIEs without recourse to the Group of RMB42,768 and RMB40,198 as of December 31, 2023 and 2024, respectively)	44,949	40,397	5,534
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB5,781 and RMB4,758 as of December 31, 2023 and 2024, respectively)	7,647	6,798	931
Total current liabilities	180,597	151,617	20,772
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB6,530 and RMB3,171 as of December 31, 2023 and 2024, respectively)	9,660	4,261	584
TOTAL LIABILITIES	190,257	155,878	21,356

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 14)

SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2023 and 2024; 328,901,755 and 327,406,202 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	305	241	33
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 and 158,453,168 shares authorized as of December 31, 2023 and 2024, respectively; 58,453,168 and 116,906,336 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	38	81	11
Treasury stock	(97)	(34)	(5)
Additional paid-in capital	10,987,407	11,070,615	1,516,668
Accumulated other comprehensive income	77,363	86,410	11,838
Accumulated deficit	(10,570,747)	(10,763,674)	(1,474,617)
TOTAL SHAREHOLDERS' EQUITY	494,269	393,639	53,928
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	684,526	549,517	75,284

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	531,064	170,962	189,212	25,922
Cost of revenues	(206,208)	(90,259)	(120,004)	(16,440)
Gross profit	324,856	80,703	69,208	9,482
Operating expenses:
Sales and marketing expenses	(79,129)	(101,260)	(76,088)	(10,424)
Research and development expenses	(235,846)	(167,932)	(71,997)	(9,864)
General and administrative expenses	(221,029)	(154,261)	(134,935)	(18,486)
Total operating expenses	(536,004)	(423,453)	(283,020)	(38,774)
Loss from operations	(211,148)	(342,750)	(213,812)	(29,292)
Interest income	11,352	27,811	16,260	2,228
Foreign currency exchange gain (loss)	159	(801)	226	31
Other income, net	21,765	3,958	4,399	603
Loss before provision for income tax	(177,872)	(311,782)	(192,927)	(26,430)
Income tax expenses	—	—	—	—
Net loss	(177,872)	(311,782)	(192,927)	(26,430)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(177,872)	(311,782)	(192,927)	(26,430)
Net loss per ordinary share
Basic and diluted	(0.35)	(0.68)	(0.48)	(0.07)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	502,801,926	458,636,327	401,923,200	401,923,200

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(177,872)	(311,782)	(192,927)	(26,430)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	43,998	14,674	9,047	1,239
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(133,874)	(297,108)	(183,880)	(25,191)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Additional paid-in capital	Number of Treasury stocks	Treasury stock	Accumulated other comprehensive income	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' equity
Balance as of January 1, 2022 in RMB	449,578,517	293	58,453,168	38	10,859,107	—	—	18,691	(10,081,093)	797,036
Net loss	—	—	—	—	—	—	—	—	(177,872)	(177,872)
Share-based compensation	—	—	—	—	129,558	—	—	—	—	129,558
Share repurchase	(30,678,200)	—	—	—	(33,927)	30,678,200	(21)	—	—	(33,948)
Exercise of stock options	10,081,834	7	—	—	84	—	—	—	—	91
Foreign currency translation adjustments	—	—	—	—	—	—	—	43,998	—	43,998
Balance as of December 31, 2022 in RMB	428,982,151	300	58,453,168	38	10,954,822	30,678,200	(21)	62,689	(10,258,965)	758,863
Net loss	—	—	—	—	—	—	—	—	(311,782)	(311,782)
Share-based compensation	—	—	—	—	83,695	—	—	—	—	83,695
Share repurchase	(105,636,192)	—	—	—	(51,317)	105,636,192	(76)	—	—	(51,393)
Exercise of stock options	5,555,796	5	—	—	207	—	—	—	—	212
Foreign currency translation adjustments	—	—	—	—	—	—	—	14,674	—	14,674
Balance as of December 31, 2023 in RMB	328,901,755	305	58,453,168	38	10,987,407	136,314,392	(97)	77,363	(10,570,747)	494,269
Net loss	—	—	—	—	—	—	—	—	(192,927)	(192,927)
Share-based compensation	—	—	—	—	61,917	—	—	—	—	61,917
Issuance of Class B ordinary shares (Note 11)	—	—	58,453,168	43	22,345	—	—	—	—	22,388
Share repurchase	(3,921,900)	—	—	—	(1,067)	3,921,900	(3)	—	—	(1,070)
Retirement of treasury stock	—	(66)	—	—	—	(92,104,150)	66	—	—	—
Exercise of stock options	2,426,347	2	—	—	13	—	—	—	—	15
Foreign currency translation adjustments	—	—	—	—	—	—	—	9,047	—	9,047
Balance as of December 31, 2024 in RMB	327,406,202	241	116,906,336	81	11,070,615	48,132,142	(34)	86,410	(10,763,674)	393,639
Balance as of December 31, 2024 in USD	327,406,202	33	116,906,336	11	1,516,668	48,132,142	(5)	11,838	(1,474,617)	53,928

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(177,872)	(311,782)	(192,927)	(26,430)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	24,728	16,171	12,280	1,682
Share-based compensation	129,558	83,695	61,917	8,483
Foreign currency remeasurement loss (gain)	55	2	(508)	(70)
Noncash lease expenses	34,203	16,827	9,685	1,327
Loss from disposal of property and equipment	3,833	344	895	123
Expected credit loss	1,704	12,983	12,314	1,687
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	3,642	5,761	—	—
Changes in operating assets and liabilities:
Accounts receivable	(36,433)	(31,170)	(20,576)	(2,819)
Prepaid expenses and other current assets	15,658	30,588	13,623	1,866
Operating lease right-of-use assets	89,708	(6,782)	(1,446)	(198)
Other non-current assets	2,867	1,411	(648)	(89)
Accrued expenses and other current liabilities	(233,123)	(23,741)	(23,027)	(3,155)
Deferred revenue and customer advances	(201,493)	2,564	(4,552)	(624)
Operating lease liabilities	(120,961)	(8,946)	(6,248)	(856)
Net cash used in operating activities	(463,926)	(212,075)	(139,218)	(19,073)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	—	(169,756)	(4,314)	(591)
Proceed from maturity of term deposits	—	—	48,962	6,708
Purchase of available-for-sale investments	(19,531)	—	—	—
Disposal of available-for-sale investments	—	19,531	—	—
Purchase of property and equipment and other assets	(2,763)	(26,590)	(9,368)	(1,283)
Proceeds from disposal of property and equipment	13,363	15,674	314	43
Net cash (used in) generated from investing activities	(8,931)	(161,141)	35,594	4,877
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(33,948)	(51,393)	(1,070)	(147)
Proceeds from exercise of share options	91	36	15	2
Proceed from issuance of Class B ordinary shares (Note 11)	—	—	22,388	3,067
Net cash (used in) generated from financing activities	(33,857)	(51,357)	21,333	2,922
Effect of exchange rate changes	43,942	13,376	9,555	1,310
Net decrease in cash and cash equivalents and restricted cash	(462,772)	(411,197)	(72,736)	(9,964)
Cash, cash equivalents and restricted cash at beginning of the year	1,180,898	718,126	306,929	42,049
Cash, cash equivalents and restricted cash at end of the year	718,126	306,929	234,193	32,085

Supplemental schedule of cash flow information
Non-cash activities
Right-of-use assets obtained in exchange for operating lease obligations	2,298	5,829	359	49
(Decrease) Increase of right-of-use assets and operating lease liabilities due to lease modifications	(58,375)	982	832	114
Payables for purchase of property and equipment	4,083	2,802	2,250	308

Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	707,895	306,929	234,144	32,078
Restricted cash	10,231	—	49	7
Total cash, cash equivalents and restricted cash	718,126	306,929	234,193	32,085

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

In order to comply with the latest PRC regulations, the Group ceased offering the tutoring services related to academic subjects to students from kindergarten through the last year of senior high school ("online K-12 tutoring services") by the end of December 2021, which contributed 97.4% of total net revenues for the year ended December 31, 2021. For the years ended December 31, 2022, 2023 and 2024, no revenues were generated from online K-12 tutoring services. The Group also had taken actions to restructure its business and operations, including the early termination of certain leased office spaces, disposal of certain leasehold improvements and electronic equipment in relation to its online K-12 tutoring services.

Following the implementation of the Alleviating Burden Opinion, the Group transformed its business, and started to provide the teaching and learning Software-as-a-Service offerings ("Teaching and learning SaaS offerings") from September 2021.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2024, the Company's major subsidiaries and VIEs were as follows:

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

Significant accounting estimates reflected in the Group's financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, valuation of share-based compensation and expected credit loss for accounts receivable and prepaid expenses and other current assets. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs' subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

As of December 31, 2024, the VIEs included Shanghai Hexu, Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development and Guangzhou Qili Technology Co., Ltd. ("Guangzhou Qili").

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

In November 2024, the Group adjusted the registered capital of Beijing Yiqi Development, and accordingly updated the equity interest pledge agreement by and among Beijing Yiqi Hangfan, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders in replace of the one executed in March 2022. The terms of the equity interest pledge agreement are substantially similar to the original one executed in March 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

In November 2024, the Group adjusted the registered capital of Beijing Yiqi Development, and accordingly updated the powers of attorney executed by Beijing Yiqi Development's shareholders in March 2022. The terms of the powers of attorney are substantially similar to the original one executed in March 2022.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2023 and 2024, the VIEs and VIEs' subsidiaries accounted for an aggregate of 31% and 43% of the Group's consolidated total assets, respectively, and 45% and 44% of the Group's consolidated total liabilities, respectively.

The following financial position and financial performance of the VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2023 and 2024 for the years ended December 31, 2022, 2023 and 2024 were included in the accompanying consolidated financial statements:

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	43,369	66,162
Restricted cash	—	49
Accounts receivable	57,343	67,097
Prepaid expenses and other current assets	77,132	74,184
Total current assets	177,844	207,492
Property and equipment, net	19,413	18,930
Right-of-use assets	14,755	8,457
Other non-current assets	774	1,465
Total non-current assets	34,942	28,852
Total assets	212,786	236,344

Accrued expenses and other current liabilities	31,272	20,176
Deferred revenue and customer advances	42,768	40,198
Operating lease liabilities, current	5,781	4,758
Total current liabilities	79,821	65,132
Operating lease liabilities, non-current	6,530	3,171
Total non-current liabilities	6,530	3,171
Total liabilities	86,351	68,303

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	498,602	168,085	186,343
Net income	309,653	42,291	17,878

The following are cash flows of the VIEs and VIEs' subsidiaries for the years ended December 31, 2022, 2023 and 2024, excluding inter-company transactions:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash generated from (used in) operating activities	50,755	(45,201)	(13,779)
Net cash (used in) generated from investing activities	(9,510)	8,325	(9,007)
Net cash generated from financing activities	—	—	22,388

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2024. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

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

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and term deposits, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

Restricted cash

Restricted cash represents the cash and cash equivalents deposited in bank accounts that are legally restricted as to withdrawal or for use.

Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. The Group classified the term deposits as held-to-maturity investments and stated at amortized cost.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, accounts receivable, and receivables from third party payment platforms.

As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, restricted cash, term deposits, accounts receivable, and receivables from third party payment platforms approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

In 2022, 2023 and 2024, the Group's revenues were generated from Teaching and learning SaaS offerings and other educational products and services.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

For Teaching and learning SaaS offerings contracts that contain purchasing of software license and SaaS subscription, the Group concludes that software license and subscribed SaaS are distinct since each of their functionalities has utility on their own. The Group may also provide technical support for purchased software license as post-delivery maintenance services, which is considered as a separate performance obligation. In contracts where customers purchase software license, maintenance service and subscribed SaaS, the Group allocates the transaction price to each of the performance obligations based on their relative standalone selling prices. The Group recognizes revenue of software license over a period of time during which the control of software license is progressively transferred to customers as the Group's service creates, customizes and enhances the software that the customer controls. The measure of progress is based on costs incurred as compared with total estimated budget costs. For the subscribed SaaS, the revenue is recognized ratably over the subscription period. Revenue of maintenance service is recognized over the service period and was immaterial for the periods presented. For certain contracts, customers may only purchase hardware and Group recognizes revenue of hardware when the control of the hardware is transferred to customers.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

For the year ended December 31, 2022, a major component of other educational products and services was the personalized self-directed learning product. The Group charges users subscription fees for the personalized self-directed learning products with subscription periods ranging from one month to two months. Each month, users receive a package consisting of customized exercises and other learning materials, which is designed to be used together with the mobile app, where users can upload their daily exercises, autoscore their exercise results and watch solution videos online on a daily basis. The Group assessed and concluded that there is only one performance obligation included in the personalized self-directed learning product as the goods and services included are highly interdependent and interrelated. The subscription fee is collected in advance and recorded as deferred revenue. Refunds are offered for the remaining undelivered goods and services, which is accounted for as variable consideration. The revenue is recognized ratably over the subscription period on a straight-line basis while the users simultaneously receive and consume the benefits of such learning products throughout the subscription period. The revenue generated from personalized self-directed learning product for the year ended December 31, 2023 and 2024 were not material.

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers.

	As of December 31,
	2023	2024
	RMB	RMB
Deferred revenue and customer advances	44,949	40,397
Refund liabilities	225	211

Deferred revenue and customer advances as of December 31, 2024 primarily consisted of the service fees of Teaching and learning SaaS offerings and other educational products and services received from customers for which the Group's revenue recognition criteria have not been met.

The deferred revenue and customer advances has been recognized as revenue when the related service was delivered. For the years ended December 31, 2023 and 2024, revenue recognized that was included in the deferred revenue and customer advances balance at January 1, 2023 and January 1, 2024 amounted to RMB42,385 and RMB44,949, respectively.

Refund liabilities represent the service fee collected by the Group for other educational products and services which it expects to refund back to its customer as a result of its refund policy. Refund liabilities are estimated based on the anticipated cash refund that would occur in the normal course of business.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2024, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB40,397. The Group expects to recognize revenue of RMB40,397 related the remaining performance obligations over the next 12 months.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

Disaggregation of revenue

For the years ended December 31, 2022, 2023 and 2024, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Teaching and learning SaaS offerings	115,365	149,119	174,746
Other educational products and services	415,699	21,843	14,466
Total net revenues	531,064	170,962	189,212

Cost of Revenue

Cost of revenues mainly consists of (i) hardware and software purchased for deliveries Teaching and Learning SaaS offerings, (ii) salaries, welfare and service fees, (iii) costs of educational materials of other educational products and services, and logistics costs, and (iv) rental expenses for office space, bandwidth costs, depreciation of property and equipment, and other technical costs.

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

The Group expenses advertising costs as incurred. Total advertising costs incurred were nil, RMB1,035 and RMB131 for the years ended December 31, 2022, 2023 and 2024, respectively.

Value added taxes ("VAT")

The Group's services are subject to VAT at the rate of 6%, and sales of goods are calculated at 13% on revenue and paid after deducting input VAT on purchases for general-VAT-payer entities in accordance with tax rule, except for certain VIEs and one subsidiary subject to a simple VAT collection method at a rate of 3%.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

Share-based compensation

The Company grants share options and restricted shares ("RSs") to its employees (together, "Share-Based Awards").

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

For awards granted with market condition that affects vesting, the effect of a market condition is reflected in the award's grant-date fair value. The compensation cost related to awards with market condition is recognized over the requisite service period regardless of whether the market condition is satisfied.

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

The Company was loss making for the years ended December 31, 2022, 2023 and 2024. The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2022, 2023 and 2024.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB57,505 and RMB90,218 as of December 31, 2023 and 2024, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, term deposits, accounts receivable, and receivables from third party payment platforms. As of December 31, 2023 and 2024, substantially all of the Group's cash and cash equivalents, restricted cash and term deposits were deposited in financial institutions with high credit rating.

The following customers accounted for 10% or more of net revenues for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Percentage of revenue contributed by Customer A	*%	32%	17%
Percentage of revenue contributed by Customer B	*%	15%	16%
Percentage of revenue contributed by Customer C	*%	*%	14%
Percentage of revenue contributed by Customer D	*%	*%	11%
Percentage of revenue contributed by Customer E	*%	14%	*%

* Revenue from such customers represented less than 10% of the Group's revenue during the respective years.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk - continued

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group's accounts receivable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Percentage of accounts receivable from Customer A	34%	34%
Percentage of accounts receivable from Customer B	*%	16%
Percentage of accounts receivable from Customer E	21%	*%
Percentage of accounts receivable from Customer F	18%	*%

* Accounts receivable from such customers represented less than 10% of the Group's accounts receivable at the end of respective years.

Recently adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Group adopted ASU 2023-07 during the year ended December 31, 2024.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is assessing the impact of this guidance, however, it is not expected to have a material impact to the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3. ACCOUNTS RECEIVABLE, NET

The following is a summary of accounts receivable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable, gross	67,603	88,179
Less: allowance for credit loss	(8,397)	(21,082)
Accounts receivable, net	59,206	67,097

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the period	(1,609)	(8,397)
Additions	(6,788)	(12,685)
Balance at end of the period	(8,397)	(21,082)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid VAT	63,712	63,802
Prepaid other service fees (1)	21,415	13,412
Receivables from third-party payment platforms (2)	3,526	5,122
Interest receivables	2,671	676
Receivables for disposal of property and equipment	610	610
Deposits (3)	3,909	305
Prepaid rental expenses (4)	887	294
Others	4,395	4,211
Subtotal	101,125	88,432
Less: allowance for credit loss	(6,290)	(5,919)
Total	94,835	82,513

(1)
Prepaid other service fees mainly consisted of the prepayments for the purchase of hardware and software for deliveries of Teaching and Learning SaaS offerings. The nature of such prepayment was generally short-term.

(2)
Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms.

(3)
Deposits mainly consisted of property management deposits and rental deposits, which are refundable within one year.

(4)
The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Electronic equipment	86,939	80,811
Software	18,656	18,656
Leasehold improvement	11,620	6,319
Furniture and office equipment	1,838	1,740
Total	119,053	107,526
Less: accumulated depreciation	(81,702)	(77,618)
Less: accumulated impairment loss	(5,338)	(3,498)
	32,013	26,410

Depreciation expenses were RMB24,728, RMB16,171 and RMB12,280 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group had disposed certain impaired property and equipment for the years ended December 31, 2023 and 2024.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

6 OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group's determination of lease payments. As of December 31, 2022, 2023 and 2024, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	39,333	18,537	10,904
Lease cost for leases with terms less than one year	990	1,356	178
Total lease cost	40,323	19,893	11,082

For the years ended December 31, 2022, 2023 and 2024, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2024:

As of December 31,
2024
RMB
2025	7,350
2026	3,872
2027	217
2028	290
2029 and thereafter	72
Total future lease payments	11,801
Less: imputed interest	(742)
Balance as of December 31, 2024	11,059

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
Weighted average remaining lease term (years)	1.60	3.19	1.84
Weighted average discount rate (percentage)	9.23	9.43	7.51

Supplemental information related to the Group's operating leases for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for operating leases	36,383	17,438	8,913

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Rental deposits	1,537	2,249
Prepayment for purchase of property and equipment	21	—
Others	222	179
	1,780	2,428

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Salary and welfare payable	107,353	88,665
Accrued operating expenses	16,426	11,895
Payable for acquisitions of property and equipment	2,802	2,250
Other tax payable	1,195	1,401
Refund liabilities (1)	225	211
	128,001	104,422

(1)
Refund liabilities represented the estimated amounts of fee received for other educational products and services that are estimated to be refunded as described in Note 2.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

The vesting schedules and vesting conditions under the 2020 Plan shall be determined by the plan administrator, which are specified in the relevant award agreements.

The following table summarized the Group's share option activities for the year ended December 31, 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2024	33,370,775	0.21	6.07	0.88	997,133
Granted*	37,400,000	0.0014		0.05
Forfeited	(4,139,084)	0.0014		0.26
Exercised	(1,416,600)	0.0014		0.96
Outstanding as of December 31, 2024	65,215,091	0.11	7.50	0.44	1,570,990
Vested and expect to vest as of December 31, 2024	65,215,091	0.11	7.50	0.44	1,570,990
Exercisable as of December 31, 2024	37,750,238	0.18	6.24	0.66	880,819

* In October 2024, the Group granted 7,500,000 options to certain employees with performance conditions related to each recipient’s performance results for the year ended December 31, 2024. Additionally in October 2024, the Group granted 5,000,000 options to one officer with market condition. The market condition will be satisfied upon the Group’s achievement of a specified market capitalization for a specified period while the recipient remains employed by the Group.

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2022, 2023 and 2024 were as follows:

	For the years ended December 31
Grant date	2022	2023	2024
Expected volatility	58.0%~59.0%	61.2%	92.51%~106.51%
Risk-free interest rate	2.75%~2.84%	2.9%	3.96%~4.09%
Exercise multiples	2.2~2.8	2.2	2.2~92.2
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$0.09~$0.24	$0.19	$0.03~$0.05

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

The total incremental cost as a result of the modification amounted to RMB3,750. The Company recorded compensation expense amounting to RMB2,638, RMB741 and RMB335 related to this modification for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group recorded compensation expense of RMB58,880, RMB41,841 and RMB35,680 for the years ended December 31, 2022, 2023 and 2024, respectively related to share options.

As of December 31, 2023 and 2024, the unrecognized compensation expense related to share options amounted to RMB60,386 and RMB32,842, respectively, which will be recognized over a weighted-average period of 2.32 years and 1.74 years, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

In July 2024, the Group terminated these three trusts. Consequently, all vested and nonvested restricted shares released from the Shareholding platform upon termination were issued directly to the Selected Management. Regarding the nonvested restricted shares released from the Shareholding Platforms on the termination date, the Group concurrently entered into new restricted share agreements with the Selected Management. The Group determined there is no change in the fair value of the restricted shares immediately before and after the termination of the trusts and concurrent issuance of the nonvested restricted shares. The Group concluded that the termination and concurrent issuance of the nonvested restricted shares has no accounting impact as the vesting condition and the restriction imposed under the new restricted share agreements were identical to those originally stipulated in the declaration of the trusts.

In December 2024, the Company's board of directors further approved the accelerated vesting of 240,440 nonvested restricted shares released from these three trusts for certain recipients under the new restricted share agreements. As a result, the restricted shares granted to theses recipients were fully vested and a share-based compensation expenses of RMB6,861 was recognized immediately upon the acceleration. The Group determined the accelerated vesting for the nonvested restricted shares was only a modification to shorten the requisite service period and did not convey incremental value to the recipients. Therefore, no incremental compensation cost was recognized in connection with the modification.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9. SHARE-BASED COMPENSATION - continued

The following table summarized the Group's activities of restricted shares held by the Shareholding Platform for the year ended December 31, 2024:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2024	1,243,080	3.8
Granted	—	—
Vested	(1,009,747)	3.7
Forfeited	(100,000)	4.2
Outstanding as of December 31, 2024	133,333	4.2

The share-based compensation expenses recognized for these restricted shares for the years ended December 31, 2022, 2023 and 2024, were RMB70,678, RMB41,854 and RMB26,237, respectively.

As of December 31, 2023 and 2024, the unrecognized compensation expense related to the restricted shares amounted to RMB31,905 and RMB4,086, respectively, which will be recognized over a weighted-average period of 0.80 years and 0.83 years, respectively.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31
	2022	2023	2024
Sales and marketing expenses	17,305	17,243	10,204
Research and development expenses	28,624	26,954	14,656
General and administrative expenses	83,629	39,498	37,057
	129,558	83,695	61,917

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES

Cayman Islands and the British Virgin Islands (“BVI”)

The Company and its subsidiary, 17 Technology Limited are tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company and 17 Technology Limited are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company and 17 Technology Limited had no taxable income for the years ended December 31, 2022, 2023 and 2024.

The Company’s subsidiaries, 17 Education World Limited, 17 Education Products Limited, and 17 Inspire Limited are incorporated in BVI and are not subject to income tax.

Hong Kong

The Company's subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 and 2024.

PRC

The Company's subsidiary, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Shanghai Hexu, and Beijing Yiqi Education were qualified as High and New Technology Enterprise ("HNTE") from 2022 to 2024, and accordingly were entitled to the 15% preferential tax rate during the periods. Shanghai Hexu's HNTE status expired after 2024 and Beijing Yiqi Education’s HNTE status is set to expire after 2026. Beijing Yiqi Development was qualified as HNTE from 2023 to 2024, and accordingly were entitled to the 15% preferential tax rate during the periods. Beijing Yiqi Development’s HNTE status is set to expire after 2025.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

The principal components of deferred taxes were as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Deferred tax assets
Advertising and promotional expenses carrying forwards	24,859	24,673	25,465
Expected credit loss	277	2,598	5,681
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	647	1,246	1,246
Net operating loss carrying forwards	1,054,013	1,123,125	1,163,453
Total deferred tax assets	1,079,796	1,151,642	1,195,845
Less: valuation allowance	(1,079,796)	(1,151,642)	(1,195,845)
Deferred tax assets, net	—	—	—

As of December 31, 2024, the Group had net operating loss carrying forwards of RMB5,194,469 from the Group's PRC entities, which will expire on various dates from December 31, 2025 to December 31, 2034.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES - continued

PRC - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before provision for income tax	(177,872)	(311,782)	(192,927)
Income tax benefit computed at an applicable tax rate of 25%	(44,468)	(77,946)	(48,233)
Effect of non-deductible expenses	6,980	1,516	1,486
Effect of research and development expenses super deduction	(6,698)	(12,316)	(4,868)
Effect of preferential tax rate	28,615	16,326	3,683
Effect on tax rates in different tax jurisdictions	3,596	574	3,729
Change in valuation allowance	11,975	71,846	44,203
	—	—	—

If the tax holidays granted to Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development were not available, there would be no additional income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2024.

The movements of valuation allowance for the years end December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the period	1,067,821	1,079,796	1,151,642
Additions	11,975	71,846	44,203
Balance at end of the period	1,079,796	1,151,642	1,195,845

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

During the year ended December 31, 2024, 2,426,347 Class A ordinary shares were issued in relation to the share-based compensation.

On March 21, 2024, Mr. Andy Chang Liu, the founder, chairman and CEO of the Company entered into a share purchase agreement with the Company to acquire 58,453,168 Class B ordinary shares at a subscription price of US$0.0532 per share, which was the average closing price per ordinary share for the 30 trading days preceding the date of share purchase agreement. The subscription payment of RMB22,388 for the Class B ordinary shares was subsequently paid in cash at three VIEs of the Group.

On November 1, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On September 29, 2022, the Company’s Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from November 2, 2022. On September 21, 2023, the Company's Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from November 2, 2023. On September 4, 2024, the Company's Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from September 4, 2024. Under each share repurchase program, the Company could repurchase its Class A ordinary shares from open market or through privately negotiated transactions.

During the year ended December 31, 2022, the Company repurchased 30,678,200 Class A ordinary shares (equivalent to 613,564 ADSs) at a total consideration of RMB33,948.

During the year ended December 31, 2023, the Company repurchased 105,636,192 Class A ordinary shares (equivalent to 2,112,724 ADSs) at a total consideration of RMB51,393.

During the year ended December 31, 2024, the Company repurchased 3,921,900 Class A ordinary shares (equivalent to 78,438 ADSs) at a total consideration of RMB1,070.

During the two months period ended February 28, 2025, the Company repurchased 1,795,350 Class A ordinary shares (equivalent to 35,907 ADSs) at a total consideration of RMB461.

The total par value of the repurchased shares was recorded as treasury stock on the consolidated balance sheets, and the difference between the par value and the amount of cash paid was recorded in additional paid-in capital.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(177,872)	(311,782)	(192,927)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	502,801,926	458,636,327	401,923,200
Basic and diluted loss per share	(0.35)	(0.68)	(0.48)

For the years ended December 31, 2022, 2023 and 2024, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2022	2023	2024
Shares issuable upon exercise of share options	38,654,688	36,121,292	40,820,828
Shares issuable upon vesting of restricted shares	8,315,206	3,391,172	795,940

13. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB64,908, RMB45,237 and RMB29,357 for the years ended December 31, 2022, 2023 and 2024, respectively.

14. COMMITMENTS AND CONTINGENCIES

Operating lease commitment

Upon the adoption of ASC 842, Leases on January 1, 2018, future minimum lease payments for operating lease liabilities as of December 31, 2024 are disclosed in Note 6.

Contingencies

From time to time, the Group may be subject to other legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

15. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM.

For the years ended December 31, 2022, 2023 and 2024, the Group’s CODM managed the Group’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM used consolidated net income in the annual budget and forecasting process to measure segment profit or loss, allocated resources and assessed performance. Significant segment expenses were the same as those presented under the cost of revenue and operating expenses in the consolidated statements of operations. Other segment items included in consolidated net loss were interest income, other income, net and income tax expenses in the accompanying consolidated statements of operations.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

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

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB4,289,273 and RMB4,448,729, as of December 31, 2023 and 2024, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

17. SUBSEQUENT EVENT

On March 25, 2025, Mr. Andy Chang Liu, the CEO of the Company entered into a share purchase agreement with the Company to acquire 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares at a subscription price of US$0.0397 per share, which was the average closing price per ordinary share for the 30 trading days preceding March 28, 2025. The transaction has been approved by the Board of Directors in March 2025.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	231,825	133,380	18,273
Term deposits	110,847	61,885	8,478
Amounts due from subsidiaries	865,964	998,391	136,779
Prepaid expenses and other current assets	3,911	1,363	187
Total current assets	1,212,547	1,195,019	163,717
TOTAL ASSETS	1,212,547	1,195,019	163,717
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,472	3,638	498
Total current liabilities	4,472	3,638	498
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	713,806	797,742	109,291
Total non-current liabilities	713,806	797,742	109,291
TOTAL LIABILITIES	718,278	801,380	109,789
SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2023 and 2024; 328,901,755 and 327,406,202 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	305	241	33
Class B ordinary shares (par value of USD0.0001 per share; 100,000,000 and 158,453,168 shares authorized as of December 31, 2023 and 2024, respectively; 58,453,168 and 116,906,336 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	38	81	11
Treasury stock	(97)	(34)	(5)
Additional paid-in capital	10,987,407	11,070,615	1,516,668
Accumulated other comprehensive income	77,363	86,410	11,838
Accumulated deficit	(10,570,747)	(10,763,674)	(1,474,617)
TOTAL SHAREHOLDERS' EQUITY	494,269	393,639	53,928
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	1,212,547	1,195,019	163,717

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(17,305)	(17,243)	(10,204)	(1,398)
Research and development expenses	(28,646)	(26,954)	(14,656)	(2,008)
General and administrative expenses	(103,120)	(68,148)	(64,942)	(8,897)
Total operating expenses	(149,071)	(112,345)	(89,802)	(12,303)
Loss from operations	(149,071)	(112,345)	(89,802)	(12,303)
Interest income	5,580	24,270	13,171	1,804
Foreign currency exchange (loss) gain	(5)	—	2	—
Loss before provision for income tax	(143,496)	(88,075)	(76,629)	(10,499)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(34,376)	(223,707)	(116,298)	(15,931)
Net loss	(177,872)	(311,782)	(192,927)	(26,430)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(177,872)	(311,782)	(192,927)	(26,430)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(177,872)	(311,782)	(192,927)	(26,430)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	43,998	14,674	9,047	1,239
Total comprehensive loss	(133,874)	(297,108)	(183,880)	(25,191)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 3)
Net cash used in operating activities	(23,206)	(3,757)	(16,809)	(2,303)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiaries	(63,328)	—	—	—
Purchase of term deposits	—	(110,847)	—	—
Proceeds from disposal of term deposits	—	—	48,962	6,708
Loans to Group companies	(55,184)	(77,017)	(141,318)	(19,360)
Net cash used in investing activities	(118,512)	(187,864)	(92,356)	(12,652)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under loan from Group companies	29,781	—	—	—
Proceeds from exercise of share options	91	36	15	2
Repayment of loans from Group companies	—	(29,781)	—	—
Repurchase of ordinary shares	(33,948)	(51,393)	(1,070)	(147)
Net cash used in financing activities	(4,076)	(81,138)	(1,055)	(145)
Effect of exchange rate changes	41,473	11,383	11,775	1,613
Net decrease in cash and cash equivalents	(104,321)	(261,376)	(98,445)	(13,487)
Cash and cash equivalents at beginning of the year	597,522	493,201	231,825	31,760
Cash and cash equivalents at end of the year	493,201	231,825	133,380	18,273

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

3.
CONVENIENCE TRANSLATION

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.