Form 20-F/A
period 2024-12-31
17 Education & Technology Group Inc.
filed 2025-06-16
CIK 1821468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

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

16/F, Block B, Wangjing Greenland Center Chaoyang District, Beijing 100102 The People’s Republic of China
(Address of Principal Executive Offices)

Sishi Zhou, Acting Chief Financial Officer

Telephone: +86 10 6479 6786

Email: sishi.zhou@17zuoye.com

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

The People’s Republic of China

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the annual report on Form 20-F of 17 Education & Technology Group Inc. (the “Company”) for the fiscal year ended December 31, 2024, as originally filed with the Securities and Exchange Commission on April 25, 2025 (the “Annual Report”), is being filed solely to (i) add the Company’s clawback policy to the exhibit index included in Item 19 of the Annual Report and incorporating it by reference into the Annual Report, and (ii) modify the exhibit number of the Company’s insider trading policy from Exhibit 19.1 to Exhibit 11.2.

Other than the matters described above, this Amendment does not amend or modify any information included in any of the disclosure presented in the Annual Report.

The Amendment does not reflect events occurring after the date of the filing of the Annual Report or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Annual Report.

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

2.4†	Description of Securities
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

4.21†	English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated November 4, 2024
4.22†	English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated November 4, 2024
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

Exhibit Number	Description of Document
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

4.34†	Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 25, 2025
8.1†	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

11.2†	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1†	Certification by the Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by the Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Maples and Calder (Hong Kong) LLP
15.2†	Consent of Tian Yuan Law Firm
15.3†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 25, 2024 (File No. 001-39742))
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

Notes:

* Filed herewith.

† Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

17 Education & Technology Group Inc.

	By:	/s/ Andy Chang Liu
Name: Andy Chang Liu
Title: Chairman and Chief Executive Officer

Date: June 16, 2025