Form 20-F
period 2025-12-31
17 Education & Technology Group Inc.
filed 2026-04-29
CIK 1821468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Sishi Zhou,

Chief Financial Officer

Telephone: +86 (10) 6479-6786

Email: ir@17zuoye.com

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act;

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act;

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 542,229,838 ordinary shares outstanding, being the sum of 342,229,838 Class A ordinary shares and 200,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☐

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

☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐Yes ☐No

i

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
•
“ADSs” are to the American depositary shares, each of which represents fifty Class A ordinary shares;
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

Our reporting currency is Renminbi because our business is mainly conducted through the VIEs and their subsidiaries in mainland China. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

17 Education & Technology Group Inc. is not an operating company in mainland China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in mainland China through (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. Laws and regulations of mainland China restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our WFOEs, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but are instead purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Revenues contributed by the VIEs and their subsidiaries accounted for 98.3%, 98.5% and 97.9% of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology Group Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs.

A series of contractual agreements, including proxy agreements and powers of attorney, equity interest pledge agreements, exclusive management services and business cooperation agreements, and exclusive call option agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Neither we nor our investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. The entity in which investors own or can purchase their interest is 17 Education & Technology Group Inc., our Cayman Island holding company, whereas the entities in which we conduct our operations include (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Other Risks Related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of Chinese governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. There are relevant laws and regulations in Hong Kong regarding data protection, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, (iii) the person from whom personal data is collected is informed of the purpose of collecting the data, and (iv) personal data shall not be used for any new purpose which is not or is unrelated to the original purpose when collecting the data, unless with the data subject’s express and voluntary consent. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct external business operations or engage in revenue-generating activities with external third parties in Hong Kong. Any services provided by such Hong Kong subsidiaries are limited to internal support services rendered to other entities within our Group. Therefore, regulatory actions related to data protection or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. However, if we conduct business operations and access bulk data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our ability to conduct business, accept foreign investment or continue to list on a United States stock exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from Chinese Authorities for Our Operations

Our operations in mainland China are governed by laws and regulations of mainland China. Based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe that, as of the date of this annual report, except for issues with respect to the filings associated with our mobile apps, the Publishing License, the License for Online Transmission of Audio-Visual Programs, the private school operating permit, the Online Publishing Service Permit and the security assessment and algorithm filing related to AI services, our mainland China subsidiaries and the VIEs have obtained all the permissions and approvals from the relevant Chinese government authorities that are necessary for the business operations of our holding company and the VIEs in mainland China, namely, the Value-added Telecommunications Business Operating License and the Publication Operation License. For issues with respect to the filings associated with our mobile apps, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.” For issues with respect to the Publishing License, the License for Online Transmission of Audio-Visual Programs, the private school operating permit, and the Online Publishing Service Permit, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” For issues with respect to the security assessment and algorithm filing related to AI services, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or obtain permissions from the relevant Chinese authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. Based on the consultation with competent government authorities, under the currently effective laws and regulations in mainland China, as a company that has been listed on the Nasdaq Stock Market before the promulgation of the Revised Cybersecurity Review Measures, we, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the Cyberspace Administration of China to conduct a security offering or maintain our listing status on the Nasdaq Stock Market. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures, as our ADSs have been listed on the Nasdaq Stock Market prior to March 31, 2023, the effective date of the Overseas Listing Trial Measures, we will be deemed as an “existing issuer” and are not required to complete the filing procedures with the CSRC for our historical issuance of securities to foreign investors. However, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the Cyberspace Administration of China or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our mainland China subsidiaries or the VIEs or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Cash Flows through Our Organization

17 Education & Technology Group Inc. is a holding company with no operations of its own. We conduct our business in mainland China through our subsidiaries and the VIEs in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, 17 Education & Technology Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 17 Education & Technology Group Inc. In addition, our mainland subsidiaries are permitted to pay dividends to 17 Education & Technology Group Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our mainland China subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the VIEs in which we have no legal ownership, totaling RMB4,289.3 million, RMB4,448.7 million and RMB4,521.1 million (US$646.5 million) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our mainland China subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Introduction—Summary of Risk Factors—Risks Related to Doing Business in China.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after it is raised by an operating entity, is required to go through a two-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements. Under PRC law, 17 Education & Technology Group Inc. may provide funding to our

PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, 17 Education & Technology Group Inc. made capital contributions in the amount of nil, nil and nil to our subsidiaries, respectively. For the years ended December 31, 2023, 2024 and 2025, the VIEs received debt financing of RMB0.6 million, RMB22.8 million and nil from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB44.2 million, RMB18.2 million and RMB61.2 million (US$8.8 million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations. For more details regarding our intragroup cash flow, see the condensed consolidating schedules and statements under “Financial Information Related to the VIEs.”

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

17 Education & Technology Group Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Financial Information Related to the VIEs

The following tables provide condensed consolidating schedules depicting the results of operations, financial position and cash flows for 17 Education & Technology Group Inc., its subsidiaries, the consolidated VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented. You should read this section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2025
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	39	2,143	103,842	—	106,024
Inter-company net revenues	—	12,274	46,547	14,264	(73,085)	—
Total costs and expenses	(46,625)	(32,705)	(94,320)	(95,924)	—	(269,574)
Inter-company costs and expenses	—	—	(14,264)	(58,821)	73,085	—
Income from non-operations	5,817	1,978	29	1,310	—	9,134
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(113,608)	(95,194)	(35,329)	—	244,131	—
Loss before income tax expenses	(154,416)	(113,608)	(95,194)	(35,329)	244,131	(154,416)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(154,416)	(113,608)	(95,194)	(35,329)	244,131	(154,416)

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	2,869	186,343	—	189,212
Inter-company net revenues	—	19,287	44,246	14,264	(77,797)	—
Total costs and expenses	(89,802)	(39,686)	(103,392)	(170,144)	—	(403,024)
Inter-company costs and expenses	—	—	(14,264)	(63,533)	77,797	—
Income from non-operations	13,173	3,873	2,160	1,679	—	20,885
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(116,298)	(99,772)	(31,391)	—	247,461	—
Loss before income tax expenses	(192,927)	(116,298)	(99,772)	(31,391)	247,461	(192,927)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(192,927)	(116,298)	(99,772)	(31,391)	247,461	(192,927)

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	2,877	168,085	—	170,962
Inter-company net revenues	—	7,843	42,292	4,755	(54,890)	—
Total costs and expenses	(112,345)	(162,303)	(112,568)	(126,496)	—	(513,712)
Inter-company costs and expenses	—	—	(4,755)	(50,135)	54,890	—
Income from non-operations	24,270	1,863	4,133	702	—	30,968
Share of loss from subsidiaries, VIEs and VIEs' subsidiaries	(223,707)	(71,110)	(3,089)	—	297,906	—
Loss before income tax expenses	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(311,782)	(223,707)	(71,110)	(3,089)	297,906	(311,782)

Selected Condensed Consolidated Balance Sheets Information

	For the Year Ended December 31, 2025
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	26,380	8,160	6,689	205,219	—	246,448
Restricted cash	—	—	—	49	—	49
Term deposit	97,903	62,568	—	—	—	160,471
Accounts receivable	—	—	1,155	41,422	—	42,577
Prepaid expenses and other current assets	2,187	2,224	3,038	93,686	—	101,135
Amount due from inter-companies	1,028,039	206,691	751,633	—	(1,986,363)	—
Property and equipment, net	—	6,410	710	15,335	—	22,455
Right-of-use assets	—	4,714	—	10,289	—	15,003
Other non-current assets	—	784	136	1,465	—	2,385
Total assets	1,154,509	291,551	763,361	367,465	(1,986,363)	590,523
Accrued expenses and other current liabilities	3,485	3,183	77,590	39,022	—	123,280
Deferred revenue current and non-current	—	—	141	165,798	—	165,939
Amount due to inter-companies	—	572,732	447,263	966,368	(1,986,363)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	864,396	648,216	850,419	—	(2,363,031)	—
Operating lease liabilities current and non-current	—	4,598	—	10,078	—	14,676
Total liabilities	867,881	1,228,729	1,375,413	1,181,266	(4,349,394)	303,895
Total shareholders’ equity/(deficit)	286,628	(937,178)	(612,052)	(813,801)	2,363,031	286,628
Total liabilities and shareholders’ equity/(deficit)	1,154,509	291,551	763,361	367,465	(1,986,363)	590,523

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	133,380	7,484	27,118	66,162	—	234,144
Restricted cash	—	—	—	49	—	49
Term deposit	61,885	63,223	—	—	—	125,108
Accounts receivable	—	—	—	67,097	—	67,097
Prepaid expenses and other current assets	1,363	2,151	4,815	74,184	—	82,513
Amount due from inter-companies	998,391	204,881	763,690	—	(1,966,962)	—
Property and equipment, net	—	6,995	485	18,930	—	26,410
Right-of-use assets	—	3,311	—	8,457	—	11,768
Other non-current assets	—	784	179	1,465	—	2,428
Total assets	1,195,019	288,829	796,287	236,344	(1,966,962)	549,517
Accrued expenses and other current liabilities	3,638	1,763	78,845	20,176	—	104,422
Deferred revenue current and non-current	—	—	199	40,198	—	40,397
Amount due to inter-companies	—	543,729	447,263	975,970	(1,966,962)	—
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	797,742	583,951	850,638	—	(2,232,331)	—
Operating lease liabilities current and non-current	—	3,130	—	7,929	—	11,059
Total liabilities	801,380	1,132,573	1,376,945	1,044,273	(4,199,293)	155,878
Total shareholders’ equity/(deficit)	393,639	(843,744)	(580,658)	(807,929)	2,232,331	393,639
Total liabilities and shareholders’ equity/(deficit)	1,195,019	288,829	796,287	236,344	(1,966,962)	549,517

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in) generated from operating activities	(8,478)	(21,325)	(48,786)	115,915	—	37,326
Capital contribution to Group companies	—	(43,478)	—	—	43,478	—
Loans provided to Group companies	(50,186)	—	—	—	50,186	—
Other investing activities	(36,018)	565	(393)	(5,758)	—	(41,604)
Net cash used in investing activities	(86,204)	(42,913)	(393)	(5,758)	93,664	(41,604)
Capital contribution from Group companies	—	14,728	28,750	—	(43,478)	—
Loans borrowed from Group companies	—	50,186	—	—	(50,186)	—
Other financing activities	(3,440)	—	—	28,900	—	25,460
Net cash (used in) generated from financing activities	(3,440)	64,914	28,750	28,900	(93,664)	25,460

	For the Year Ended December 31, 2024
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(16,809)	(87,857)	(14,614)	(19,938)	—	(139,218)
Capital contribution to Group companies	—	(86,348)	—	—	86,348	—
Loans (provided to) settled by Group companies	(141,318)	31,305	(22,719)	—	132,732	—
Other investing activities	48,962	(4,314)	(47)	(9,007)	—	35,594
Net cash (used in) generated from investing activities	(92,356)	(59,357)	(22,766)	(9,007)	219,080	35,594
Capital contribution from Group companies	—	—	86,348	—	(86,348)	—
Loans borrowed from (repaid to) Group companies	—	141,211	(37,878)	29,399	(132,732)	—
Other financing activities	(1,055)	—	—	22,388	—	21,333
Net cash (used in) generated from financing activities	(1,055)	141,211	48,470	51,787	(219,080)	21,333

	For the Year Ended December 31, 2023
	17 Education & Technology	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(3,757)	(19,300)	(68,918)	(120,100)	—	(212,075)
Capital contribution to Group companies	—	(70,999)	—	—	70,999	—
Loans (provided to)/settled by Group companies	(77,017)	29,781	(600)	—	47,836	—
Other investing activities	(110,847)	(58,909)	290	8,325	—	(161,141)
Net cash (used in)/generated from investing activities	(187,864)	(100,127)	(310)	8,325	118,835	(161,141)
Capital contribution from Group companies	—	—	70,999	—	(70,999)	—
Loans (repaid to)/borrowed from Group companies	(29,781)	77,017	—	600	(47,836)	—
Other financing activities	(51,357)	—	—	—	—	(51,357)
Net cash (used in)/generated from financing activities	(81,138)	77,017	70,999	600	(118,835)	(51,357)

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
•
The success of our new business initiatives is subject to various risks and uncertainties, and any change in the regulatory environment could negatively impact market demands. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The success of our new business initiatives is subject to various risks and uncertainties, and any change in the regulatory environment could negatively impact market demands” on page 22 for details;
•
If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are not able to successfully develop other educational products and services and attract students or their families to purchase them, our business and prospects will be materially and adversely affected” on page 23 for details;

•
Our success relies on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our success relies on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected” on page 24 for details;
•
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, we may face difficulty attracting educational authorities and schools to our teaching and learning SaaS offerings or attracting students to our other educational products and services, which could harm our reputation and results of operations” on page 25 for details; and
•
If the market for our teaching and learning SaaS offerings and other business initiatives develops more slowly than we expect, our operating results could be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the market for our teaching and learning SaaS offerings and other business initiative develops more slowly than we expect, our operating results could be harmed” on page 25 for details.

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
•
Evolution of the mainland China legal system could adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Evolution of the mainland China legal system could adversely affect us” on page 52 for details;
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
•
The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements” on page 53 for details;
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
•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash in our business is in mainland China or Hong Kong or an entity in mainland China or Hong Kong, such cash may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions, restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash.” on page 59 for details;

•
Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 60 for details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 61 for details; and
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 61 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 63 for details;
•
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” on page 64 for details;
•
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment” on page 66 for details;
•
You may be subject to limitations on transfer of your ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—You may be subject to limitations on transfer of your ADSs” on page 68 for details; and
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs” on page 72 for details.

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

In light of regulatory developments in mainland China in 2021, including the joint promulgation of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, we have ceased to provide our K-12 Academic AST Services at the end of 2021, among other changes in our business operations. At the same time, we have leveraged our extensive knowledge and expertise accumulated through serving mainland China’s educational authorities, schools, teachers, and students over the past decade and launched new product and service offerings. In particular, we have launched our teaching and learning SaaS offerings that enhance in-school teaching and learning efficiency and effectiveness as an upgrade to our previous free in-school products and services. We are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands, utilizing our technology and data insights to provide personalized content for students intended to improve their learning efficiency. In 2025, leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue”. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025.

To support our teaching and learning SaaS offerings and our other educational products and services, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technological advantage. We believe the enhancement of our research and development capabilities will enable us to develop new SaaS offerings and our other educational products and services. However, we cannot assure you that we will be able to execute our business strategy or that our service offerings will be successful.

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

We ceased to offer online K-12 after-school tutoring courses to comply with the Alleviating Burden Opinion and its implementing measures at the end of 2021. We therefore have a short operating history with our current business model, which is built around our teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings were launched in September 2021 and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands. In 2025, leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue”. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025. Our limited history with our current product and service offerings after the cessation of our online K-12 after-school tutoring courses, which differ from our historical product and service offerings, may not provide you with an adequate basis for evaluating our prospects and operating results, including net revenues, cash flows and operating margins, and our past revenues and historical performance may not be indicative of our future performance.

As we have had limited time to market our current product and service offerings, a number of factors could cause our results of operations to be adversely affected, including but not limited to (i) the tightening of PRC local governments’ budget, as many of our SaaS offering customers rely on funding from PRC local governments; (ii) any delay in the progress of our projects; (iii) increased market competition; (iv) any difficulty in collecting fees receivable; and (v) our failure, for any reason, to capitalize on growth opportunities. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an education technology business, such as building and managing reliable and secure IT systems and infrastructure, expanding the adoption by schools and teachers of our teaching and learning SaaS offerings, addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality employees such as our sales and service representatives and IT support staff and exploring additional education products. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

Our ability to effectively implement our strategies and grow our business will depend on a number of factors, including our ability to (i) continually develop and improve our teaching and learning SaaS offerings to make them more appealing to existing and prospective students, teachers and educational authorities; (ii) build up a large and efficient sales and distribution network and partnership network for our teaching and learning SaaS offerings; (iii) successfully develop, market and commercialize our new AI-driven initiatives targeting C-end users (i.e., referring to individual consumers, as opposed to enterprise clients); (iv) maintain and increase the number of customers; (v) maintain and expand the number of districts, schools and teachers that adopt our teaching and learning SaaS offerings; (vi) effectively recruit, train, retain and motivate a large number of new employees, particularly our IT support staff, educational product and content development professionals and salespersons; (vii) effectively identify, assess and manage the heightened regulatory, ethical, operational and reputational risks associated with the integration and deployment of AI in our educational products and services; (viii) innovate and adapt our products, services and solutions to meet evolving needs of current and potential students, including to address evolving market trends; (ix) maintain and increase our access to the data necessary for the development and performance of our solutions; (x) maintain the proper functioning of teaching and learning SaaS offerings, and other business initiatives as we continue to collect data from our user base through our smart in-school classroom solution; (xi) continually improve the algorithms underlying the products and the technologies; (xii) adapt to a changing regulatory landscape governing privacy matters; (xiii) continue to improve our operational, financial and management controls and efficiencies; (xiv) successfully enhance and improve our technological systems and infrastructure; (xv) protect and further develop our intellectual property rights; and (xvi) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and the investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the PRC government authorities have materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC private education industry, and especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Alleviating Burden Opinion sets out a series of operating requirements on after-school tutoring institutions that provides, among other things, a prohibition on the approval of new academic after-school tutoring institutions in compulsory education, or the Academic AST Institutions; a mandate that all the existing Academic AST Institutions be registered as non-profit institutions; mandatory re-approval for education apps, a ban on the capitalization and foreign participation of Academic AST Institutions, strengthened regulatory oversight of the pre-collection and approval requirements for non-academic tutoring. To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education published on its official website that the Chinese Ministry of Education, together with other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021 and a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities and provide tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all such Academic AST Institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. On February 8, 2022, the Chinese Ministry of Education issued the 2022 Work Points of Chinese Ministry of Education providing that after-school tutoring services for senior high school students must strictly follow the Alleviating Burden Opinion (collectively with the Alleviating Burden Opinion, the “New Regulations”). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education” for more details.

Our business, financial condition, results of operations and prospects have been materially and adversely affected in 2023, 2024 and 2025 and will be materially and adversely affected in subsequent periods by the actions we have taken to date and the actions may take in the future in order to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are committed to complying with all applicable PRC laws and regulations, including the New Regulations. We ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school, or K-12 Academic AST Services, in mainland China at the end of 2021. In addition, we have taken other actions to restructure our business and operations, including closing certain of our corporate offices, implementing staff optimization plans and disposing some of our assets to maintain our continued operations. We also began to provide new educational product and service offerings. Our teaching and learning SaaS offerings were launched in September 2021, and we are also exploring other educational products and services for students to respond to the changes in the regulatory environment and market demands. In 2025, leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue”. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025.

We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. We will continue to seek guidance from and cooperate with all relevant government authorities in mainland China in connection with its efforts to comply with the policy directives of the New Regulations and will further adjust our business operations as required. However, due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations will be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. Although we believe our new services and products are not in violation of current PRC laws and regulations in all material respects, we cannot assure you that our current and new services and products will not be deemed to be non-compliant in the future. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospects.

The enforcement of the New Regulations not only affects us directly, but also affects the development of the PRC private education industry in general, which may have a secondary effect on our business. While we are committed to complying with all applicable PRC laws and regulations, including the New Regulations, if other companies do not comply with the New Regulations or any other applicable additional laws, regulations and guidance regarding the private education industry, and provide prohibited products or services, those products and services may nevertheless reduce demand for our business.

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

During 2025, we expanded our teaching and learning SaaS offerings to include learning companion robots, which were sold to our B-end customers. Selling hardware products, such as learning companion robots, exposes us to additional risks, including but not limited to supply chain disruptions, manufacturing defects, inventory management issues, increased production and logistics costs, and potential product liability claims. Moreover, the performance and reliability of hardware products may affect customer satisfaction and our brand reputation. Any failure in the manufacturing, quality control, delivery, or after-sales support of our hardware products could lead to customer complaints, increased refund or replacement costs, regulatory scrutiny, and adverse impacts on our business, financial condition, and reputation. In addition, rapid technological change may render our hardware products obsolete or less competitive, requiring ongoing investment in research and development and continual innovation to meet evolving market demands.

The success of our new business initiatives is subject to various risks and uncertainties, and any change in the regulatory environment could negatively impact market demands.

We started offering our teaching and learning SaaS offerings since 2021 and we are continually exploring our new AI-powered learning products and services. In 2025, leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue”. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025. We aim to continue expanding the coverage of our product and service offerings, especially the educational products and services targeting C-end users (i.e., referring to individual consumers, as opposed to enterprise clients), to meet additional educational needs. Expansions and upgrades to our existing product and service offerings may not be well received by students, teachers and parents, and our newly introduced product and service offerings and educational content may not achieve success as expected.

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

In particular, our continued expansion into C-end business, including the introduction of our new AI-powered learning offering, “Yiqi Aixue,” subjects us to additional risks relating to the volatility and sustainability of new business models. The success of our C-end business and offerings depend largely on individual consumers’ and families’ willingness and ability to spend on educational products and services, which may be sensitive to fluctuations in overall economic conditions, changes in household income, and prevailing consumption or spending trends. Any adverse changes in macroeconomic conditions or consumer confidence may reduce demand for our productions and services, and thus materially and adversely affect our business, financial conditions and operational results.

Additionally, the regulatory environment for educational products and services targeting individual consumers, especially minors, remains uncertain and continues to evolve in the PRC. Any tightening of regulatory requirements, introduction of new compliance or licensing obligations, or other policy changes regarding Edtech, AI application, or educational products and services to consumers may impose additional costs, restrict our operational flexibility, limit product features, delay product launches, or in extreme circumstances, result in the suspension or discontinuation of our offerings. These regulatory risks are heightened for our new business initiatives given our limited operating history in this area, and there can be no assurance that we will be able to anticipate or respond timely to such changes.

Moreover, as we are expanding our business to C-end users, we may face heightened risks related to data security and privacy protection. The collection, storage, and processing of personal and learning data from students and parents require strict compliance with evolving data protection regulations and industry standards. Any failure to adequately safeguard user data, prevent unauthorized access, or comply with applicable data privacy laws could result in regulatory penalties, loss of user trust, legal liabilities, and reputational damage, which could materially and adversely affect our business and prospects. See “—Risks Related to Our Business and Industry—If our security measures are breached or fail, resulting in unauthorized disclosure or unintended leakage of data, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.”

Furthermore, the market for C-end educational products and services is also subject to rapid changes in user preferences, technology innovation, and intense competitive dynamics. As a result, the performance and prospects of our new initiatives may be highly volatile and unpredictable, and we may not be able to achieve or sustain the necessary scale or profitability as expected. If we are unable to effectively manage the relevant risks, or if our new products and services are not well-received by the market or are adversely affected by regulatory changes, our business, financial position, results of operations and prospects could be materially and adversely affected.

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

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of the users of our products and services is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings or fail to perform up to expectation after using our products. In addition, our products and services may not be able to satisfy all of our users’ needs. Satisfaction with our product may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our offerings. If students or parents feel that we are not providing them the learning experience they have paid for, they may choose not to renew their existing subscriptions or obtain a refund for customer advances for products purchases and subscriptions. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, students who fail to improve their performance after using our products or have unsatisfactory studying experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of product subscriptions.

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

Our success relies on subscriptions to and purchases of our teaching and learning SaaS offerings by educational authorities and schools, and if we fail to successfully attract new educational authorities and schools to subscribe to or purchase our offerings or to maintain existing subscriptions made by educational authorities and schools, our business and prospects may be materially and adversely affected.

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

We rely on our dedicated sales team and nationwide distribution network to promote our teaching and learning SaaS offerings. We have a dedicated service team to fulfill customer service needs. We must continue to recruit, train and retain qualified salespersons and build our distribution network at scale to promote our teaching and learning SaaS offerings effectively and to provide the necessary services. Our sales and service team has a limited operating history as compared to the analogous teams that we deployed for our prior businesses. If they are unable to effectively conduct promotional activities and provide customer service for teachers to help them learn to use our products or regularly communicate with teachers and schools to understand their educational needs and feedback, we may be unable to effectively promote the adoption of our teaching and learning SaaS offerings to more schools and teachers or maintain existing school and teacher relationships, which will have a material adverse effect on our business, financial condition and results of operations.

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

The market for education SaaS businesses and other business initiatives is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customers’ adoption and renewals of our subscriptions, demand for our platform, the size, growth rate and expansion of this market, changes in educational needs and focus of the market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market with our teaching and learning SaaS offerings and other business initiatives depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. Many educational institutions are not used to paying for the type of services we offer on a subscription basis, and we may change our fee structure to cater to their needs. If we or other education SaaS business or other providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our services and products, especially SaaS offerings, do not achieve market adoption in line with our expectations, or there is a reduction in demand caused by a lack of acceptance, technological challenges, the changes in educational needs, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

If we fail to keep up with rapid changes in technologies and educational needs, our future success may be adversely affected. Additionally, our introduction and use of AI may present business, compliance, and reputational challenges which could materially and adversely affect our business, financial condition, and results of operations.

We utilize our technology and data insights to facilitate the digital transformation and upgrade of Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching as well as to provide personalized and targeted learning and exercise content to improve students’ learning efficiency. The success of our business will depend, in part, on our ability to adapt and respond effectively to the development of technology and changes in educational needs on a timely basis. If we are unable to develop new products that satisfy schools and students’ latest educational needs and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge, such as advanced artificial intelligence technologies,that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our teaching and learning SaaS offerings currently integrate with a number of hardware and software platforms combinations and can be customized to work with even broader situations and infrastructures, and we need to continually modify and enhance our products and services to adapt to changes and innovation in these technologies. Our SaaS offerings are based on tailored combination of a number of standardized modules covering classroom, question bank, homework assignments, learning content and multi-role reporting to suit the needs of different users. We may need to develop more modules to satisfy different customers’ needs or changes in educational needs. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and services to operate effectively with evolving or new technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

In addition, we have incorporated and utilized, and expect to continue to incorporate and utilize, AI technologies in our teaching and learning SaaS offerings, our AI-powered personalized learning offering, as well as our other educational products and services. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. The regulatory and legal framework on AI is constantly evolving. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, the integration of AI technologies introduces risks related to data privacy, security, and regulatory compliance. Any failure to adequately address these concerns could result in legal liabilities, reputational damage, or financial penalties, which could negatively impact our business and financial performance. See also “—Risks Related to Our Business and Industry—The artificial intelligence industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.”

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

The AI industry is subject to evolving and extensive regulations. The adoption and use of artificial intelligence in our product offerings may subject us to potential infringement claims and increase our regulatory compliance costs.

We are building AI into our product and service offerings. For example, we use AI technologies to improve the efficiency in creating educational content and guidance to students. We also use AI algorithms to provide more tailored learning experiences, delivering content, assessing student progress, and adapting instruction based on individual needs. As with many industrial innovations, AI also presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed and datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair our AI solutions. Some AI scenarios present ethical issues and if we offer AI related products that are controversial because of the impact of AI on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

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

The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all its aspects. PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis. The Administrative Provisions on the Deep Synthesis of Internet Information Services, issued by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and effective on January 10, 2023, require the providers of deep synthesis services to, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. The Provisional Measures on AI-Generated-Content Services, published on July 10, 2023 by seven governmental authorities including the Cyberspace Administration of China, also imposes compliance requirements for providers of generative AI services to fulfill their responsibilities as network information contents producers and fulfill their obligations of network information security. Besides, the Administrative Provisions on Internet Information Service Algorithm Recommendation established a nationwide mandatory algorithm filing system applicable to providers of algorithm-recommended service that have attributes of public opinions or are capable of social mobilization. As of the date of this annual report, we have completed the algorithm filing process for our existing AI services but our AI-powered personalized learning offering is still in the process. On March 14, 2025, the Cyberspace Administration of China released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025. According to these measures, network information service providers shall label the AI-generated synthetic content to inform the users that the content is AI-generated. Non-compliance with these regulations may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of certain services.

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

The smart in-school classroom solution industry and the after-school educational products and services industry in the PRC are subject to regulation in mainland China. Relevant rules and regulations are fast-evolving and could be changed to accommodate the development of education, in particular, markets and the further adoption of smart in-school classroom solutions from time to time.

The Chinese Ministry of Education, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. To implement the Alleviating Burden Opinion, the Chinese Ministry of Education issued a notice on its official website on December 13, 2021, which requires that the previous filing of educational apps under the Opinions on Educational Apps shall be temporarily withdrawn and be subject to review and re-approval. As of the date of this annual report, we have completed the re-filing procedure of our in-school apps that form part of our teaching and learning SaaS offerings as required under the Opinions on Educational Apps and the above notice. However, we are still in the process of filing certain educational apps. As the Opinions on Educational Apps and its relevant implementation rules are evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain all necessary filing requirements and comply with other regulatory requirements under the Opinions on Educational Apps and their related rules and regulations in a timely manner, or at all. The governmental authorities may, from time to time, conduct inspections or impose more stringent regulatory approach on compliance with the Opinions on Educational Apps and the relevant local rules. If we fail to promptly complete or maintain any such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our apps or other regulatory and disciplinary sanctions. Furthermore, if any school that is deemed as users of our smart in-school classroom solution applications fails to file with the competent governmental authorities as required, such schools may be inquired by governmental authorities, which creates uncertainties as to whether such school would continue to use our smart in-school classroom solution applications, and our business may be materially and adversely affected. We also cannot preclude the possibility that other misconduct by schools or teachers may subject us to more stringent regulatory requirements, or limits on our operation or promotional activities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Private Education” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-school Tutoring and Online Private Education.”

Given the foregoing, the interpretation and application of the existing laws, regulations, implementation rules and interpretations that govern the online private education industry and the smart in-school/after-school learning solution industry would create substantial uncertainties regarding the legality of our business operation, which create risks that we may be found to violate the existing laws and regulations, including those under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to After-School Tutoring and Online Private Education.” It is also uncertain whether and how PRC government authorities would further promulgate new laws, regulations, implementation rules and interpretations applicable to online training institutions and the smart in-school/after-school learning solution industry, including regulation related to in-school electronic devices and those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

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

We print and provide physical education materials to certain users of our other educational products and services. If the government authorities deem our printing and provision of physical education materials to users as “publication of books” under Administrative Regulations on Publishing, we may be required to obtain a Publishing License or to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai Hexu, and Beijing Qili Technology Co., Ltd, or Beijing Qili, Zhiyouban (Shanghai) Technology Co., Ltd., or Shanghai Zhiyouban, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, educational content providers like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs or the Permit for Production and Operation of Radio and TV Programs primarily because there are no implementation rules or explicit interpretation from government authorities deeming internet education services as “internet audio-visual program services” and “radio and television program” as defined in relevant rules and regulations promulgated by relevant government authorities. If relevant government authorities deem our online educational content to constitute “online education activities” under the Amended Implementation Rules for the Private Education Law, our relevant operating entities may be required to obtain a private school operating permit. However, there is no definition of “online education activities” under the Amended Implementation Rules for the Private Education Law. In addition, as of the date of this annual report, there are no implementation rules or explicit interpretation from government authorities deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing services” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, each of Shanghai Hexu, Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information and Shanghai Zhiyouban, has obtained a Permit for Production and Operation of Radio and TV Programs. Furthermore, Shanghai Hexu, Beijing Yiqi Information, Beijing Qili and Guangzhou Qili Technology Co., Ltd., or Guangzhou Qili, each currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. However, we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or filings, or to expand the scope of the licenses obtained by us.

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

We incurred net losses of RMB311.8 million, RMB192.9 million and RMB154.4 million (US$22.1 million), respectively, in 2023, 2024 and 2025. We also had negative cash flows from operating activities of RMB212.1 million, RMB139.2 million in 2023, 2024, respectively, and positive cash flows from operating activities of RMB37.3 million (US$5.3 million) in 2025. The cessation of the K-12 Academic AST Services and other measures we have taken to comply with the regulatory developments in mainland China have materially and adversely affected and will materially and adversely affect our financial condition and results of operations. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to generate enough revenue from our new business initiatives, increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new educational authorities, schools and students, hire educational content development professionals and other personnel, expand our sales and distribution network for teaching and learning SaaS offerings, and strengthen our educational content development and technologies and data analytics capabilities to enhance user experience. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short-term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out under “Item 3. Key Information—D. Risk Factors” may negatively affect our ability to achieve profitability in the near term, if at all.

In addition, our historical financial and operating results are not indicative of our future performance. Substantial uncertainties exist with respect to the profitability and cash generating capability of our new businesses. Our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including but not limited to: general economic conditions, changes in regulatory environment and policies, detrimental negative publicity about us, our competitors or our industry, changes in consumers’ spending patterns, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances. As a result of these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indicator of future performance. Furthermore, our past results may not be indicative of future performance due to the development or acquisition of new businesses.

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

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may in the future pirate our educational content developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon, or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted educational content for our product and service offerings, policing the unauthorized use of intellectual property rights can be difficult and expensive. Some educational content development professionals may continue to use this content if they resign with us and join our competitors, which may negatively impact the attractiveness of our products to prospective students and parents, and our intellectual property rights for such content could be costly and time consuming to defend. Although we have entered into agreements with certain educational content development professionals to prohibit them from using our content without our prior consent, we cannot ensure compliance of educational content development professionals with such agreement.

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

In October 2023, the Cyberspace Administration of China promulgated the Regulation on the Cyber Protection of Minors which took effect on January 1, 2024. This Regulation further improve the regulatory requirements relating to minor’s cyber protection, pursuant to which (i) once locating minors’ private information or minors’ personal information released through the Internet involving private information, network service providers shall prompt and take necessary protective measures such as stopping the transmission to prevent the information from spreading; (ii) the staff of personal information processor shall be approved by the responsible person or his/her authorized management personnel before accessing minors’ personal information, record the access situation, and take technical measures to avoid illegal processing of the personal information of minors. Further, on December 26, 2025, eight regulators including the Cyberspace Administration of China issued the Measures for the Classification of Network Information That May Affect the Physical and Mental Health of Minors, effective on March 1, 2026, which categorizes such harmful information, clarifies identification and labeling rules, and prohibits disseminating it in minor-targeted services or displaying it in prominent sections. On December 29, 2025, the general office of the Cyberspace Administration of China issued a notice requiring personal information processors handling minors’ personal information to submit annual compliance audit reports for the prior year by the end of January each year.

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

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement and provisions; however, as the laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. In addition, there are relevant laws and regulations in Hong Kong regarding data protection, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, (iii) the person from whom personal data is collected is informed of the purpose of collecting the data, and (iv) personal data shall not be used for any new purpose which is not or is unrelated to the original purpose when collecting the data, unless with the data subject’s express and voluntary consent. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct external business operations or engage in revenue-generating activities with external third parties in Hong Kong. Any services provided by such Hong Kong subsidiaries are limited to internal support services rendered to other entities within our Group. If we conduct business operations and access bulk data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

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

We rely on our proprietary data analytics algorithms to analyze student homework and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our products and services. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and enlarge our user base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our smart in-school classroom solution is powered by our Al programs, which address complex challenges such as autoscoring, speech recognition and evaluation and grammar error detection. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our Al programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and services would be significantly harmed, and they may lose confidence and trust in our products and services. As a result, we may incur significant reputational damage and market share loss.

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

We adopted share incentive plans in 2015, 2018 and 2020, or the 2015 Plan, the 2018 Plan and the 2020 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. On April 23, 2025, our board of directors approved the amendment and restatement of the 2015 Plan, the 2018 Plan and the 2020 Plan, to extend the expiration date of the options granted under and the ending date of the term of each of the 2015 Plan, the 2018 Plan and the 2020 Plan, to December 31, 2035. As of February 28, 2026, the maximum aggregate number of ordinary shares that may be issued under the 2015 Plan, the 2018 Plan and the 2020 Plan is 59,899,375 and

25,703,602 and 234,847,780, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We recorded RMB83.7 million, RMB61.9 million and RMB30.8 million (US$4.4 million) in 2023, 2024 and 2025, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plans, which we believe are of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of our internal control over financial reporting. However, as a

“non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are not required to have an attestation report on internal control over financial reporting from our external auditor.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. If we fail to develop or maintain an effective system of internal control over financial reporting, our management and our independent registered public accounting firm may not conclude on an on-going basis that our internal control over financial reporting is effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that 17 Education & Technology Group Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our products and services, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our mainland China subsidiaries and foreign-invested enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct such business activities in mainland China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, our WFOEs have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. In 2023, 2024 and 2025, we derived 98.3%, 98.5% and 97.9% of our total revenues from the VIEs and their subsidiaries, respectively. The VIEs hold the licenses, approvals and key assets that are essential for our operations.

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

In the opinion of our PRC legal counsel, Tian Yuan Law Firm (i) the ownership structure of the VIEs and our WFOEs does not result in any violation of laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements among each of our WFOEs, our respective VIEs and their respective shareholders governed by laws of mainland China will not result in any violation of laws or regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIEs’ business, or the enforcement and performance of our contractual arrangements with the VIEs and their perspective shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023 and the CSRC subsequently issued two new supporting guidelines in May 2023 and May 2024 respectively. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, there remains substantial uncertainties as to the interpretation, application, and enforcement of Overseas Listing Trial Measures and how they will affect our operations and our future financing.

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

We conduct our business in mainland China through the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations at any time, or may exert regulation over operations of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, from the second half of 2021, a series of other draft laws and regulations concerning cybersecurity and data security were issued for public comment, certain of which have begun to take effect. See also “—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Internet Information Security and Privacy Protection.” Since such laws and regulations concerning cybersecurity and data security are relatively new, there are still uncertainties on how the newly promulgated laws and regulations concerning cybersecurity and data security will be interpreted and implemented by the mainland China governmental authorities. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures concerning overseas listing by PRC companies, effective on March 31, 2023. See “—The approval and/or other requirements of the CSRC or other Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements.” for details. There remain substantial uncertainties about how the Overseas Listing Trial Measures will be interpreted, or implemented and how they will affect our operations and future overseas offerings.

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

The recognition and enforcement of foreign judgments are provided under the PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Hexu, Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, and Beijing Yiqi Development currently enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the mainland China governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the mainland China governmental authorities. If Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development fail to maintain their HNTE status, experience any increase in the enterprise income tax rate, or face any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six mainland China regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall be subject to antimonopoly review. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Risks Related to Our ADSs and Class A Ordinary Shares

If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Stock Market under the symbol “YQ.” On August 3, 2023, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that because the closing bid price of our ADSs for the last 30 consecutive business days was below US$1.00 per share, we did not meet the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5450(a)(1). On January 4, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, indicating that the closing bid price of our ADSs has been at US$1.00 per ADS or greater for ten (10) consecutive business days, and we have regained compliance with the Nasdaq Listing Rule 5450(a)(1). As of the date of this annual report, we are in compliance with the requirements for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been volatile since our ADSs started to trade on the Nasdaq, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

As of February 28, 2026, Mr. Andy Chang Liu, our founder, chairman and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 40.2% of our total issued and outstanding share capital and 94.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On September 29, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2022. We accumulatively repurchased approximately US$7.1 million of ADSs under this share repurchase program and the share repurchase program was completed in November 2023. On September 21, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth our ordinary shares (including in the form of ADSs) during a 12-month period starting from November 2, 2023. As of December 31, 2024, we accumulatively repurchased approximately US$1.6 million of ADSs under this share repurchase program and the share repurchase program was completed in November 2023. On September 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2024. We accumulatively repurchased a total of approximately US$0.5 million of ADSs under this share repurchase program and the share repurchase program was completed in September 2025. On September 3, 2025, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2025. As of December 31, 2025, we had repurchased 1,578 ADS under this share repurchase program.

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

ADS holders’ right to pursue claims against the depositary is limited by the terms of the deposit agreement.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2025. In March 2022, our board of directors approved the amended and restated 2020 share incentive plan. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the amended and restated 2020 share incentive plan. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan. In March 2024, our board of directors approved the issuance of 58,453,168 Class B ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of US$3,109,708.54. In March 2025, our board of directors approved the issuance of 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares of the Company to Mr. Andy Chang Liu for an aggregate consideration of

US$4,027,774.81. We relied on the home country practice exemption and did not convene a shareholder meeting to approve the share issuance. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of such share issuance. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and it is likely we will be a PFIC for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

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

Based on our analysis of our current and expected income and assets (the value of which are partially determined by reference to the market value of our ADSs), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current and subsequent taxable years. In addition, it is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes would also be a PFIC for such taxable years.

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

Item 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We set up Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, in December 2012.

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained the ability to direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu and its shareholders. As a result of the contractual arrangements, we have the power to direct the activities of Shanghai Hexu that most significantly affect its economic performances and are entitled to receive the economic benefits of Shanghai Hexu that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Shanghai Hexu for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Shanghai Hexu’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Shanghai Hexu, the contractual arrangements by and among Shanghai WFOE, Shanghai Hexu and its shareholders were respectively amended and restated in May 2020 and September 2020.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, in February 2019, and further entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education established in July 2019, gained the ability to direct the business operation of Beijing Yiqi Information. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Information that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Information that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Information for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Information’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Beijing Yiqi Information, the contractual arrangements by and among Beijing Yiqi Education, Beijing Yiqi Information and its shareholders were amended and restated in September 2020. Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixuan Education & Technology Co., Ltd., or Guangzhou Qixuan, in December 2021. As part of our efforts to streamline our corporate structure, Beijing Yiqi Education entered into a termination agreement with Beijing Yiqi Information and its shareholders to terminate certain contractual arrangements between Beijing Yiqi Education and Beijing Yiqi Information, Beijing Yiqi Information’s shareholders and other relevant parties, and meanwhile our wholly-owned subsidiary Guangzhou Qixuan entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in March 2022 through which Guangzhou Qixuan gained the ability to direct the business operations of Beijing Yiqi Information.

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

B.
Business Overview

Overview

We are a leading education technology company in China. Our smart, in-school, teaching and learning SaaS offerings assist students, teachers, schoolmasters and educational authorities across China to achieve data-driven teaching, learning and assessment. We also offer our AI-powered personalized learning solution to C-end customers, as well as other educational products and services, which complement students’ in-school learning. Leveraging the content, data insights and brand recognition that we have accumulated over the past decade, our products and services have seen significant progress since their launch, after we transformed our business following the implementation of the Alleviating Burden Opinion in July 2021.

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

Leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue,” in November 2025. This innovative, consumer-oriented offering is aligned with the national “AI + Education” initiative and exemplifies our core commitment to personalized learning. “Yiqi Aixue” seamlessly integrates smart hardware, cutting-edge AI algorithms, expansive content resources, and the unparalleled data insights we have cultivated over the past decade, delivering a highly adaptive and engaging learning experience. We have started delivering services and products for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025. For additional details, please refer to “—Our AI-Powered Personalized Learning Offering.”

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

Our Current Teaching and Learning SaaS Offerings

We launched our teaching and learning SaaS offerings in September 2021 as an upgrade to our smart in-school classroom solutions, leveraging the experience and insights we have gained and our leading market position. These offerings are provided as a paid solution to educational authorities and schools, and integrate software and hardware to provide data-driven recommendations and other value-added functions that cater to the needs of schools, especially the needs associated with in-school homework scenarios, which have been heightened by the Alleviating Burden Opinion issued in July 2021. By optimizing multi-scenario teaching data collection and analysis capabilities, our solution has formed a comprehensive service system covering the entire K-12 spectrum characterized by “targeted teaching, personalized learning, and scientific management.”

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

In 2025, we expanded our teaching and learning offerings to provide learning companion robots as hardware to B-end customers, who integrate this hardware with their existing AI capabilities as an integrated solution for end users.

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

Regional Educational Authorities

We launched our teaching and learning SaaS offerings in September 2021. We started our teaching and learning SaaS offerings business with regional educational authorities. In October 2021, we secured a “personalized teaching and adaptive learning system based on intelligent homework” contract with the Minhang District of Shanghai. In 2022, we successfully delivered the targeted teaching and adaptive learning system covering the whole Minhang district in Shanghai and this learning system has been used regularly throughout the teaching and learning process and has been well received by teachers, schools and educational authorities during the COVID-19 pandemic.

We work to continually update the educational content offered in our teaching and learning SaaS offerings to reflect the latest updates in education curricula and textbooks and specific requests from our users, as well as have expanded our use cases to cover additional key educational scenarios. In 2022, we secured an intelligent in-class and homework SaaS service contract with the Changning District of Shanghai, under which our personalized teaching and adaptive learning system were used to promote digitalization of teaching and learning with visualized data to facilitate school management and student development. In the same year, we also secured two contracts with the Xicheng District of Beijing to help build an online integrated student evaluation platform and an integrated student learning performance evaluation platform, and launched strategic cooperation and pilot school programs in relation to digitalized homework and teaching platforms across different districts in Shanghai and other cities of China.

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

In 2025, we continued to advance the renewals of our district-level projects in Shanghai’s Minhang, Changning and Songjiang districts. We successfully secured the fourth phase of the “smart homework” project in Changning District, as well as the third-phase renewal of the Songjiang platform development project.

Moreover, leveraging our strong brand endorsements and customer loyalty cultivated through our district projects and subscription model businesses, we continually advance our business through the ongoing optimization and innovation of AI technologies across our product portfolios to constantly enhance customer satisfaction and engagement. In August 2025, we launched the “Yiqi Tongxue” intelligent agent and successfully upgraded AI solutions in Shanghai’s Minhang District. The intelligent agent can serve as (i) a teaching assistant that helps alleviate teachers’ workload, (ii) a smart learning companion that supports targeted student learning, and (iii) a data-intelligent engine that provides actionable insights for administrators and enables more efficient decision-making. Powered by large-scale model architectures and deep learning technology, “Yiqi Tongxue” integrates vast amounts of authentic educational data to forge a comprehensive AI education system, which spans the entire educational lifecycle, including homework, in-class activities, teacher development and assessment. Through advanced AI capabilities such as deep semantic understanding, multi-modal fusion and intelligent reasoning, it facilitates a paradigm shift in teaching: moving from subjective intuition to an approach that is data-driven, highly personalized and supported by quantifiable metrics.

Private and Public Schools

Except for our teaching and learning SaaS offerings business with regional educational authorities, we have also pursued new growth strategies and expanded our customer base through the establishment of strategic partnerships with well-known private education groups, targeting both private and public schools. As a result of these collaborations, we have successfully implemented and transformed various projects in regional schools under these educational groups, such as Kunshan Foreign Language School in Jiangsu, Changsha Mingda Middle School and Changsha Yaohua Senior High School in Hunan, Tianjin Liuli Senior High School, Xianghu Future School in Zhejiang, Zhongshan County Zhiyuan Middle School in Guangxi, Aerospace City Campus of the High School affiliated with Renmin University and Aerospace City School Kunshan Foreign Language School. As an example, our project with Changsha Mingda Middle School utilizes our SaaS platform to offer digital application services in various teaching scenarios, such as classrooms, homework assignments, examinations, and teaching management. This model serves as a complement to our existing projects with district education bureaus, further accelerating our strategy to reach more schools and students, which creates a virtuous cycle that allows us to continually improve our products and solutions.

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

In the second quarter of 2025, we launched the “AI Empowerment for Hundreds of Districts, Thousands of Schools, and Tens of Thousands of Teachers” public welfare initiative, aimed at promoting the digital transformation of the education sector. This initiative is committed to providing comprehensive supports covering hardware, software, content and services, thereby facilitating the deep integration of AI into teaching management and evaluation. The large-scale rollout of this initiative has further deepened our market presence by driving widespread adoption of our solutions among teachers and students.

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

Our AI-Powered Personalized Learning Offering

In line with the national “AI + Education” initiative, which promotes the integration of intelligent learning tools and scenario-based interactive learning, we reaffirm our dedication to transforming education with advanced AI technologies. Through sustained investment in AI technologies, product innovation and service enhancement, we continue to address evolving user needs and deliver high-quality customer experience.

Leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue,” in 2025. This innovative AI-empowered offering exemplifies our core philosophy of “targeted and personalized learning,” integrating smart hardware, advanced AI capabilities, extensive content resources and data insights accumulated over the past decade. The product preserves traditional pen-and-paper writing practices while capturing multi-scenario, multi-dimensional data. Paired with AI capabilities, it can deliver targeted, personalized academic diagnostics and customized learning recommendations, and also incorporates an intelligent learning companion to foster independent learning motivation. In addition to enhancing learning outcomes, our “personalized learning” model improves learning efficiency and alleviates academic burdens, which represents a pragmatic, human-centric breakthrough in AI-education integration that differentiates our offerings in the competitive edtech space. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025.

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

Our other educational products and services are designed to supplement the in-school studies of primary and middle school students. The educational products and services leverage the significant educational content and school-and-district-level data insights that we have accumulated across China from our in-school business over the last decade. These insights have enabled us to gain a deep understanding about our users and the content of local exams so that we can develop personalized exercise books, which are coupled with sophisticated automated grading and analysis capabilities through our mobile app, allowing us to cater to each student’s learning needs. In addition, we have designed a set of effective systems to motivate children to develop good self-directed learning habits.

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

Content Development

Our integrated, data-driven content development capability is critical to the quality of all our product offerings. Underlying this distinctive capability are our highly systemized and streamlined development processes and best practices, which, in turn, are executed by our multidisciplinary development team in a closely coordinated fashion. As of December 31, 2025, we had 17 content development professionals, many of whom have extensive practical experience in a variety of related fields, such as teaching, educational statistics, algorithms and visual design.

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

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2025, we had a team of 67 technology professionals, whose expertise spans a broad range of related fields, from automatic speech recognition and evaluation, computer vision, algorithm engineering, big data analytics to operational and infrastructure maintenance. Many of our technology experts have prior work experience at leading internet and technology companies in both China and the rest of the world. We are committed to continually strengthening our technological capabilities and attracting and developing high-quality technology talents.

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

Big Data

Algorithms

Our algorithm technologies significantly improve the efficiency of our content development and recommendation efforts. When identifying all the knowledge points that each question in our content library covers, our algorithm technologies, in conjunction with our natural language technologies, have significantly improved the efficiency of our data tagging efforts compared to manual tagging. Further, our algorithm-based recommendation system provides the foundation for our capabilities to automatically recommend homework sets to teachers and extra exercises to students and teachers. Through in-depth analysis of weaknesses and areas for improvement on class-wide and personal levels and the identification of the underlying commonalities among questions in terms of difficulty levels and knowledge points, the recommendation system allows our in-school products to recommend homework sets tailored to maximize the effectiveness and efficiency of learning.

Our item response theory-based algorithm technologies are extensively used in analyzing the results of academic assessments conducted through our in-school applications and in our after-school tutoring services. The algorithm model factors in each assessment question’s difficulty levels and knowledge points in relation to students’ learning progress and other attributes. We are therefore able to provide teachers, schools and parents with highly contextualized assessment analysis reports showing the academic performance of students underlying their assessment scores.

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

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of December 31, 2025, we had registered 341 trademarks, 175 patents, 148 software copyrights and 116 domain names in China.

In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property developed by them in connection with their employment with us, including our in-house developed content and technologies and recorded courses, are our property.

Insurance

We provide certain employees with supplemental health insurance. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

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

On January 3, 2025, the MOE issued the Measures for the Application and Management of the National Platform for Supervision and Service of After-School Training, which became effective on the date of issuance. The Measures clarify that the MoE is responsible for the construction, optimization, operation and maintenance of national platform, and guides all localities to incorporate all training institutions into the full-process supervision of the national platform as required. After-school training institutions shall proactively place all pre-collected fees under supervision, introduce, display and sell relevant courses and services through the national platform, obtain a compliance certificate or code certified by the national platform, access and use relevant data as required, and enjoy corresponding rights and interests in accordance with applicable laws, regulations and policies.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, which was most recently amended on June 3, 2025, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

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

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose roles of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On October 28,2025, the SCNPC made amendments to the PRC Cyber Security Law, which became effective on January 1, 2026. The amended PRC Cyber Security Law refines the penalty standards for different types of cybersecurity violations and significantly raises the fine for certain violation.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

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

The State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, and revised on March 18, 2025 which became effective from May 1, 2025. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

On December 26, 2025, eight regulatory authorities including the Cyberspace Administration of China jointly issued the Measures for the Classification of Network Information That May Affect the Physical and Mental Health of Minors, or the Classification Measures, which took effect on March 1, 2026. The Classification Measures categorize network information that may impair minors’ physical and mental health into specified types, clarify relevant identification standards and content labeling obligations, and require providers of online products and services to prominently mark such information with text prompts or universal symbols. The Classification Measures also prohibit any person or entity shall produce, reproduce, publish or disseminate such information in online products and services exclusively targeting minors, or prohibit providers of online products and services to display any information that may affect minor’s physical and mental health in prominent sections such as homepage, top screen, pop-ups, hot search, rankings, recommendations and featured sections. Providers offering algorithmic recommendation or generative AI services shall implement appropriate security management systems and technical measures and shall not deliver such information to minors.

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

On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i) when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii) when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals. In furtherance of the foregoing, the general office of CAC published the Notice on Reporting Personal Information Protection Compliance Audits Concerning Minors on December 29, 2025, according to which, personal information processors handling minors’ personal information shall submit compliance audit for minors' personal information protection for the previous year by the end of January each year.

On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, or the Measures, effective on June 1, 2025. The “facial recognition technology” regulated in the Measures refers to the individual biometric recognition technology that identifies an individual based on its facial information. The Measure establishes basic requirements and processing rules for the use of facial recognition technology to process the facial information of individuals. According to the Measures, the use of facial recognition technology to process facial information should have a specific purpose and sufficient necessity. Furthermore, the personal information processors shall complete a filing procedure with competent cyberspace department within 30 working days once the number of stored facial information handled with application of facial recognition technology reaches 100,000 persons.

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

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on June 27, 2025 and took into effect on October 15, 2025, requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, etc. as to defraud or mislead customers. Besides, Anti-Unfair Competition Law prohibits business operators from abusing platform rules, directly or indirectly instruct others to carry out false transactions, false evaluations or malicious refunds against other business operators, thereby infringing upon the legitimate rights and interests of other business operators and disrupting the market competition order.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation is solely responsible for collecting social insurance premiums.

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

Pursuant to the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

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

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to classify that concentrations involving variable interest entities shall also be subject to anti-monopoly review. On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023 which improve the anti-monopoly rules regarding internet platform economy. On December 9, 2025, SAMR amended the Provisions on Prohibition of Monopoly Agreements, which took effect on February 1, 2026. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intention liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, etc. Failure to comply with above regulations may result in an order to stop illegal act, confiscate illegal income and fines.

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

In August 2025, each of Beijing Yiqi Development’s shareholders entered into a power of attorney relating to the authorization of Beijing Yiqi Hangfan in replace of the powers of attorney executed in November 2024, each of which includes terms substantially similar to the powers of attorneys relating to Beijing Yiqi Information as described above, respectively.

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

In November 2024, Beijing Yiqi Hangfan and Beijing Yiqi Development entered into equity interest pledge agreements with each of Beijing Yiqi Development’s shareholders in replace of the equity interest pledge agreement executed in March 2022, which includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

In August 2025, Beijing Yiqi Hangfan and Beijing Yiqi Development entered into equity interest pledge agreements with each of Beijing Yiqi Development’s shareholders in replace of the equity interest pledge agreement executed in November 2024, which includes terms substantially similar to the equity interest pledge agreement relating to Beijing Yiqi Information as described above.

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

D.
Property, Plant and Equipment

Our principal regional executive offices are located in Beijing and Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of December 31, 2025 is summarized below.

Location	Space (in thousands of square meters)	Lease Term (years)
Beijing, China	3.6	1.0—4.0
Others	0.4	3.0—5.0
Total	4.0

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

Our net revenues increased by 10.7% from RMB171.0 million in 2023 to RMB189.2 million in 2024, and decreased by 44.0% to RMB106.0 million (US$15.2 million) in 2025. We incurred a net loss of RMB311.8 million, RMB192.9 million and RMB154.4 million (US$22.1 million) in 2023, 2024 and 2025, respectively.

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

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to execute new business strategies

We launched our teaching and learning SaaS offerings in September 2021, after the implementation of the Alleviating Burden Opinion in July 2021. In 2025, leveraging our brand recognition and user trust built through our smart in-class teaching and learning SaaS offerings, as well as our established relationships with students and parents, we introduced our new AI-powered personalized learning offering, “Yiqi Aixue”. We have started delivering products and services for Yiqi Aixue since January 2026, with certain advance payments collected from customers in 2025. Our results of operations are significantly affected by the success of these new business strategies. To successfully execute these new strategies, we need to develop and improve the corresponding products and services and address our customers’ needs in a timely manner. Our ability to market our teaching and learning SaaS offerings will not only depend on our ability to develop functions and systems that are closely aligned with China’s digital transformation of its public schools, but also on our ability to establish strong nationwide sales and services teams and regional distributor networks. The success of our other educational products and services will depend on our ability to efficiently combine our insights into the academic profiles of students of different background and our accumulated content library into a well-designed integral package that helps students effectively achieve their learning goals, as well as to attract students to pay for it in a cost-efficient way.

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

We have also incurred substantial amounts of research and development expenses. Salaries and welfare expenses encompass those for technology and content development staff for our teaching and learning SaaS offerings and other educational products and services. We will continue to optimize our content and enhance our technologies to attract new educational authorities, schools and students and improve our operating efficiency.

Key Components of Results of Operations

Net revenues

In 2023, 2024 and 2025, due to the cessation of the Company’s online K-12 tutoring services by the end of 2021 in order to be compliant with the PRC regulations, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	149,119	87.2	174,746	92.4	96,258	13,764	90.8
Other educational products and services	21,843	12.8	14,466	7.6	9,766	1,397	9.2
Total	170,962	100.0	189,212	100.0	106,024	15,161	100.0

In compliance with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students, we ceased offering the K-12 Academic AST Services by the end of December 2021. This has materially and adversely affected our financial condition and results of operations in 2023, 2024 and 2025.

In 2023, 2024 and 2025, we derived all of our net revenues from teaching and learning SaaS offerings and our other educational products and services. Our teaching and learning SaaS offerings have experienced large-scale expansion and became the main source of our net revenues. The majority of our net revenue in 2023, 2024 and 2025 came from our teaching and learning SaaS offerings.

In 2023, 2024 and 2025, our net revenues from other educational products and services primarily consisted of the subscription fees we charged for our membership-based premium educational content, with subscription periods ranging from 15 days to one year.

Cost of revenues

Our cost of revenues primarily consists of hardware and software cost, compensation costs, educational products and materials and others. We expect our cost of revenues to decrease in absolute amounts in the foreseeable future due to our continuous cost optimization.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Compensation costs	42,310	24.7	31,172	16.5	26,747	3,826	25.2
Hardware and software costs	43,565	25.5	80,510	42.6	20,918	2,992	19.7
Educational products and materials	390	0.2	6,352	3.4	4,835	691	4.6
Other costs	3,994	2.4	1,970	0.9	2,897	413	2.7
Total	90,259	52.8	120,004	63.4	55,397	7,922	52.2

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

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	101,260	59.2	76,088	40.2	83,043	11,875	78.3
Research and development expenses	167,932	98.2	71,997	38.1	56,169	8,032	53.0
General and administrative expenses	154,261	90.2	134,935	71.3	74,965	10,720	70.7
Total	423,453	247.6	283,020	149.6	214,177	30,627	202.0

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel of our in-school and after-school operations, and (ii) other expenses associated with our sales marketing activities, including rental, depreciation and amortization and other general expenses. We expect our sales and marketing expenses to rise as our business grows.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Salaries and welfare	58,857	34.4	48,383	25.6	67,554	9,660	63.7
Other expenses	42,403	24.8	27,705	14.6	15,489	2,215	14.6
Total	101,260	59.2	76,088	40.2	83,043	11,875	78.3

Research and development expenses. Our research and development expenses consist primarily of (i) salaries and welfare for technology and content development personnel of our in-school and after-school operations and (ii) other expenses associated with our research and development activities, including rental, development and depreciation expenses. Despite our continuous resource investment in technological and product innovation, we expect our research and development expenses to remain relatively stable in the foreseeable future, due to our ongoing focus on efficiency improvement.

The following table sets forth the components of our research and development expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Salaries and welfare	129,869	76.0	62,871	33.2	50,867	7,274	48.0
Other expenses	38,063	22.2	9,126	4.9	5,302	758	5.0
Total	167,932	98.2	71,997	38.1	56,169	8,032	53.0

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

The following table sets forth the components of our general and administrative expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Salaries and welfare	99,301	58.1	90,670	47.9	55,948	8,000	52.8
Other expenses	54,960	32.1	44,265	23.4	19,017	2,720	17.9
Total	154,261	90.2	134,935	71.3	74,965	10,720	70.7

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

British Virgin Islands

Our subsidiaries, 17 Education World Limited, 17 Educational Products Limited and 17 Inspire Limited, are incorporated in the British Virgin Islands and are not subject to income tax.

Hong Kong

Our subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited, are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 and 2025.

Mainland China

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development currently enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by the mainland China governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the mainland China governmental authorities. Shanghai Hexu’s current HNTE status is set to expire after December 2028, Beijing Yiqi Education’s current HNTE status is set to expire after October 2027, and Beijing Yiqi Development’s current HNTE status is set to expire after October 2026.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Teaching and learning SaaS offerings	149,119	87.2	174,746	92.4	96,258	13,764	90.8
Other educational products and services	21,843	12.8	14,466	7.6	9,766	1,397	9.2
Total net revenues	170,962	100.0	189,212	100.0	106,024	15,161	100.0
Cost of revenues	(90,259)	(52.8)	(120,004)	(63.4)	(55,397)	(7,922)	(52.2)
Gross profit	80,703	47.2	69,208	36.6	50,627	7,239	47.8
Operating expenses(1)
Sales and marketing expenses	(101,260)	(59.2)	(76,088)	(40.2)	(83,043)	(11,875)	(78.3)
Research and development expenses	(167,932)	(98.2)	(71,997)	(38.1)	(56,169)	(8,032)	(53.0)
General and administrative expenses	(154,261)	(90.2)	(134,935)	(71.3)	(74,965)	(10,720)	(70.7)
Total operating expenses	(423,453)	(247.6)	(283,020)	(149.6)	(214,177)	(30,627)	(202.0)
Loss from operations	(342,750)	(200.4)	(213,812)	(113.0)	(163,550)	(23,388)	(154.2)
Interest income	27,811	16.3	16,260	8.6	8,655	1,238	8.2
Foreign currency exchange (loss) gain	(801)	(0.5)	226	0.1	(182)	(26)	(0.2)
Other income, net	3,958	2.3	4,399	2.3	661	95	0.6
Loss before provision for income tax	(311,782)	(182.3)	(192,927)	(102.0)	(154,416)	(22,081)	(145.6)
Net loss	(311,782)	(182.3)	(192,927)	(102.0)	(154,416)	(22,081)	(145.6)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation expenses
Sales and marketing expenses	17,243	10.1	10,204	5.4	7,332	1,048	6.9
Research and development expenses	26,954	15.8	14,656	7.7	10,271	1,469	9.7
General and administrative expenses	39,498	23.1	37,057	19.6	13,225	1,891	12.5
Total	83,695	49.0	61,917	32.7	30,828	4,408	29.1

Year ended December 31, 2025 compared to year ended December 31, 2024

Net revenues

Our net revenues decreased from RMB189.2 million in 2024 to RMB106.0 million (US$15.2 million) in 2025, representing a year-over-year decrease of 44%. This decrease was primarily due to the reduction in net revenues from district-level projects, as we prioritize our resources on school-based projects.

•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings decreased from RMB174.7 million in 2024 to RMB96.3 million (US$13.8 million) in 2025.
•
Other educational products and services. Net revenues from our other educational products and services decreased from RMB14.5 million in 2024 to RMB9.8 million (US$1.4 million) in 2025.

Cost of revenues

Our cost of revenues decreased from RMB120.0 million in 2024 to RMB55.4 million (US$7.9 million) in 2025.

•
Hardware and software costs. Our hardware and software costs decreased from RMB80.5 million in 2024 to RMB20.9 million (US$3.0 million) in 2025, which largely in line with the decrease in net revenues.
•
Compensation costs. Our compensation costs decreased from RMB31.2 million in 2024 to RMB26.7 million (US$3.8 million) in 2025, primarily due to staff optimization in line with business adjustment.
•
Educational products and materials. Our educational products and materials decreased from RMB6.4 million in 2024 to RMB4.8 million (US$0.7 million) in 2025, primarily due to the decrease in the consumable materials for the deliveries of our teaching and learning SaaS offerings during the year.
•
Other costs. Our other costs of revenues increased from RMB2.0 million in 2024 to RMB2.9 million (US$0.4 million) in 2025, primarily due to the increase in platform transaction fees.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB69.2 million in 2024 to RMB50.6 million (US$7.2 million) in 2025. The decrease was primarily due to the reduction in net revenues. The gross margin increased from 36.6% in 2024 to 47.8% in 2025, which was driven by the school-based subscription business with higher margins, as well as enhanced operating leverage as our subscription model business grows.

Operating expenses

Our total operating expenses decreased from RMB283.0 million in 2024 to RMB214.2 million (US$30.6 million) in 2025, including RMB30.8 million (US$4.4 million) of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB76.1 million in 2024 to RMB83.0 million (US$11.9 million) in 2025, including RMB7.3 million (US$1.0 million) of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel increased from RMB48.4 million in 2024 to RMB67.6 million (US$9.7 million) in 2025, primarily due to increases in our marketing and sales workforce and related expenses.
•
Other expenses. Other sales and marketing expenses decreased from RMB27.7 million in 2024 to RMB15.5 million (US$2.2 million) in 2025, primarily due to decreases in office expenses and professional service fees.

Research and development expenses. Our research and development expenses decreased from RMB72.0 million in 2024 to RMB56.2 million (US$8.0 million) in 2025, including RMB10.3 million (US$1.5 million) of share-based compensation expenses, primarily due to decreases in the share-based compensation and staff optimization in line with business transformation.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB62.9 million in 2024 to RMB50.9 million (US$7.3 million) in 2025. The decrease was primarily due to decreases in the share-based compensation and staff optimization in line with business transformation.
•
Other expenses. Other research and development expenses decreased from RMB9.1 million in 2024 to RMB5.3 million (US$0.8 million) in 2025, primarily due to decreases in rental cost and other IT service fees.

General and administrative expenses. Our general and administrative expenses decreased from RMB134.9 million in 2024 to RMB75.0 million (US$10.7 million) in 2025, including RMB13.2 million (US$1.9 million) of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB90.7 million in 2024 to RMB55.9 million (US$8.0 million) in 2025, due to decreases in share-based compensation and staff optimization in line with business transformation.
•
Other expenses. Other general and administrative expenses decreased from RMB44.3 million in 2024 to RMB19.0 million (US$2.7 million) in 2025 due to decreases in professional service fees.

Loss from operations

Our loss from operations decreased from RMB213.8 million in 2024 to RMB163.6 million (US$23.4 million) in 2025. Loss from operations as a percentage of net revenues in 2025 was negative 154.3%, compared with negative 113.0% in 2024.

Interest income

Our interest income decreased from RMB16.3 million in 2024 to RMB8.7 million (US$1.2 million) in 2025, primarily due to the decline in interest rates on term deposits.

Net loss

As a result of the foregoing, our net loss decreased from RMB192.9 million in 2024 to RMB154.4 million (US$22.1 million) in 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenues

Our net revenues increased from RMB171.0 million in 2023 to RMB189.2 million in 2024, representing a year-over-year increase of 10.6%. This increase was primarily driven by the increased number of teaching and learning SaaS contracts and the recurring revenue generated from on-going projects.

•
Teaching and learning SaaS offerings. Net revenues from our teaching and learning SaaS offerings increased from RMB149.1 million in 2023 to RMB174.7 million in 2024.
•
Other educational products and services. Net revenues from our other educational products and services decreased from RMB21.8 million in 2023 to RMB14.5 million in 2024.

Cost of revenues

Our cost of revenues increased from RMB90.3 million in 2023 to RMB120.0 million in 2024.

•
Hardware and software costs. Our hardware and software costs increased from RMB43.6 million in 2023 to RMB80.5 million in 2024, primarily due to our certain Teaching and Learning SaaS offering projects required higher upfront hardware costs but might lead to additional revenue opportunities in later stages.

•
Compensation costs. Our compensation costs decreased from RMB42.3 million in 2023 to RMB31.2 million in 2024, primarily due to staff optimization in line with business adjustment.
•
Educational products and materials. Our educational products and materials increased from RMB0.4 million in 2023 to RMB6.4 million in 2024, primarily due to the increase in the consumable materials utilized for the deliveries of our teaching and learning SaaS offerings during the year.
•
Other costs. Our other costs of revenues decreased from RMB4.0 million in 2023 to RMB2.0 million in 2024, primarily due to the decrease of rental costs for office space and other technical costs.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB80.7 million in 2023 to RMB69.2 million in 2024. The decrease was primarily due to the increase of costs for our certain Teaching and Learning SaaS offering projects associated with our experimental teaching and learning SaaS projects to capture additional market opportunities, which required higher upfront hardware costs but might lead to additional revenue opportunities in later stages. Consequently, our gross margin decreased from 47.2% in 2023 to 36.6% in 2024.

Operating expenses

Our total operating expenses decreased from RMB423.5 million in 2023 to RMB283.0 million in 2024, including RMB61.9 million of share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB101.3 million in 2023 to RMB76.1 million in 2024, including RMB10.2 million of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our sales and marketing personnel decreased from RMB58.9 million in 2023 to RMB48.4 million in 2024, primarily due to staff optimization in line with business adjustment.
•
Other expenses. Other sales and marketing expenses decreased from RMB42.4 million in 2023 to RMB27.7 million in 2024, primarily due to staff optimization in line with business adjustment.

Research and development expenses. Our research and development expenses decreased from RMB167.9 million in 2023 to RMB72.0 million in 2024, including RMB14.7 million of share-based compensation expenses, primarily due to staff optimization in line with business adjustment.

•
Salaries and welfare. Salaries and welfare for our research and development personnel decreased from RMB129.9 million in 2023 to RMB62.9 million in 2024. The decrease was primarily due to staff optimization in line with business adjustment and the reduction of share-based compensations as most of the options had been fully vested in prior years.
•
Other expenses. Other research and development expenses decreased from RMB38.1 million in 2023 to RMB9.1 million in 2024, primarily due to decreases in rental cost, bandwidth and other IT service fees.

General and administrative expenses. Our general and administrative expenses decreased from RMB154.3 million in 2023 to RMB134.9 million in 2024, including RMB37.1 million of share-based compensation expenses.

•
Salaries and welfare. Salaries and welfare for our general and administrative personnel decreased from RMB99.3 million in 2023 to RMB90.7 million in 2024, due to staff optimization in line with business adjustment.
•
Other expenses. Other general and administrative expenses decreased from RMB55.0 million in 2023 to RMB44.3 million in 2024 due to decreases in professional service fees.

Loss from operations

Our loss from operations decreased from RMB342.8 million in 2023 to RMB213.8 million in 2024. Loss from operations as a percentage of net revenues in 2024 was negative 113.0%, compared with negative 200.4% in 2023.

Interest income

Our interest income decreased from RMB27.8 million in 2023 to RMB16.3 million in 2024, primarily due to decreases in average balance of cash and cash equivalents and term deposits.

Net loss

As a result of the foregoing, our net loss decreased from RMB311.8 million in 2023 to RMB192.9 million in 2024.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(212,075)	(139,218)	37,326	5,337
Net cash (used in) generated from investing activities	(161,141)	35,594	(41,604)	(5,948)
Net cash (used in) generated from financing activities	(51,357)	21,333	25,460	3,641
Effect of exchange rate changes	13,376	9,555	(8,878)	(1,270)
Net (decrease) increase in cash, cash equivalents and restricted cash	(411,197)	(72,736)	12,304	1,760
Cash, cash equivalents and restricted cash at the beginning of the year	718,126	306,929	234,193	33,489
Cash, cash equivalents and restricted cash at the end of the year	306,929	234,193	246,497	35,249

To date, we have financed our operating and investing activities primarily through cash from historical equity and debt financing activities. As of December 31, 2023, 2024 and 2025, our cash, cash equivalents and restricted cash were RMB306.9 million, RMB234.2 million and RMB246.5 million (US$35.2 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and deposits with original maturities of three months or less. As of December 31, 2023, 2024 and 2025, our prepaid expenses and other current assets were RMB94.8 million, RMB82.5 million and RMB101.1 million (US$14.5 million), respectively. Our prepaid expenses and other current assets primarily consist of prepaid value added taxes, prepaid other service fees, deposits, receivables from third-party payment platforms, interest receivables, prepaid rental expenses, receivables for disposal of property and equipment and others.

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

As of December 31, 2025, 69.4% and 30.6% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively, of which 53.7% were denominated in Renminbi and 46.3% were denominated in U.S. dollars. As of December 31, 2025, 83.3% of cash and cash equivalents were held by the VIEs and their subsidiaries.

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

Operating Activities

Net cash generated from operating activities in 2025 was RMB37.3 million (US$5.3 million). The difference between net cash generated from operating activities and net loss of RMB154.4 million (US$22.1 million) in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB30.8 million (US$4.4 million), depreciation of property and equipment of RMB10.0 million (US$1.4 million), noncash lease expenses of RMB5.8 million (US$0.8 million) and reversal of expected credit loss of RMB0.8 million (US$0.1 million), and changes in operating assets and liabilities that primarily include an increase of RMB125.5 million (US$17.9 million) in deferred revenue and customer advances, a decrease of RMB25.2 million (US$3.6 million) in accounts receivable, an increase of RMB18.9 million (US$2.7 million) in accrued expenses and other current liabilities, an increase of RMB18.3 million (US$2.6 million) in prepaid expenses and other current assets, partially offset by a decrease of RMB5.4 million (US$0.8 million) in operating lease liabilities.

Net cash used in operating activities in 2024 was RMB139.2 million. The difference between net cash used in operating activities and net loss of RMB192.9 million in the same period was due to adjustments for noncash items that primarily include share-based compensation of RMB61.9 million, expected credit loss of RMB12.3 million, depreciation of property and equipment of RMB12.3 million and noncash lease expenses of RMB9.7 million, and changes in operating assets and liabilities that primarily include a decrease of RMB23.0 million in accrued expenses and other current liabilities, an increase of RMB20.6 million in accounts receivable, a decrease of RMB6.2 million in operating lease liabilities and a decrease of RMB4.5 million in deferred revenue and customer advances, partially offset by a decrease of RMB13.6 million in prepaid expenses and other current assets.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB41.6 million (US$5.9 million), primarily due to proceed from maturity of term deposit of RMB1,047.4 million (US$149.8 million), partially offset by purchase of term deposits of RMB1,082.8 million (US$154.8 million) and purchase of property and equipment and other assets of RMB6.9 million (US$1.0 million).

Net cash generated from investing activities in 2024 was RMB35.6 million, primarily due to proceed from maturity of term deposit of RMB49.0 million, partially offset by purchase of property and equipment and other assets of RMB9.4 million and purchase of term deposits of RMB4.3 million.

Net cash used in investing activities in 2023 was RMB161.1 million, primarily due to investment in term deposit of RMB169.8 million and purchase of property and equipment and other assets of RMB26.6 million, partially offset by proceeds from disposal of available-for-sale investments of RMB19.5 million and proceeds from disposal of property and equipment of RMB15.7 million.

Financing Activities

Net cash generated from financing activities in 2025 was RMB25.5 million (US$3.6 million), primarily attributable to proceed from the issuance of 18,252,336 Class A ordinary shares and 83,093,664 Class B ordinary shares to Mr. Andy Chang Liu, our founder, chairman and chief executive officer of RMB28.9 million (US$4.1 million), partially offset by repurchase of ordinary shares of RMB3.5 million (US$0.5 million).

Net cash generated from financing activities in 2024 was RMB21.3 million, primarily attributable to proceed from the issuance of 58,453,168 Class B ordinary shares to Mr. Andy Chang Liu, our founder, chairman and chief executive officer of RMB22.4 million, partially offset by repurchase of ordinary shares of RMB1.1 million.

Net cash used in financing activities in 2023 was RMB51.4 million, primarily attributable to repurchase of ordinary shares of RMB51.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 mainly included capital expenditure and operating lease obligations. Our material cash requirements as of December 31, 2024 mainly included capital expenditure and operating lease obligations.

Our capital expenditures are primarily related to leasehold improvements and purchase of electronic equipment. Our capital expenditures were RMB26.6 million, RMB9.4 million and RMB6.9 million (US$1.0 million)in 2023, 2024 and 2025, respectively.

Our operating lease obligations relate to our leases of offices and operation space. The following table sets forth our operating lease obligations as of December 31, 2025.

	Total	Within one year	One to three years	Three to five years	More than five years
	(RMB in thousands)
Operating lease commitments(1)	16,263	5,870	9,852	541	—

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology,” “—Data Privacy and Security” and “—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material trends in our sales, costs and selling prices for the period since January 1, 2026. Additionally, other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2025, we derived revenue primarily from our teaching and learning SaaS offering.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Andy Chang Liu	47	Founder, Chairman and Chief Executive Officer
Kuanghao Zhang	39	Senior Vice President
Na Ai	47	Director and Vice President
Sishi Zhou	37	Chief Financial Officer
Gui Jia	42	Independent Director
Bing Yuan	57	Independent Director
Minghui Wu	44	Independent Director

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

Ms. Sishi Zhou has served as our chief financial officer since March 2026. Ms. Zhou joined our Company in December 2020, served as our finance director from June 2022 to June 2025, and was appointed as our acting chief financial officer in June 2025. She is primarily responsible for our overall financial operations, including financial reporting, business analysis, budgeting, compliance, treasury and taxation. She also leads the strategy department of our Company to manage strategic planning and key corporate initiatives. Prior to joining us, Ms. Zhou held multiple advisory positions in strategic finance at Shell plc (China), and served as Senior Finance Manager in multiple organizations as well as Senior Auditor at PwC Zhong Tian CPAs LLP. Ms. Zhou received her dual bachelor’s degrees in accounting and law from Tsinghua University in 2011 and her MBA from Peking University’s Guanghua School of Management in 2023.

Mr. Gui Jia has served as our independent director since June 2025. Mr. Jia has over 14 years of experience in fintech and education industries. Since 2016, he has served as co-founder and chief operating officer of Hunan Niutoubang Technology Co., Ltd., a digital wealth management solutions provider. From 2014 to 2016, Mr. Jia served as executive assistant to the chief executive officer of Credit Ease Wealth Management (Beijing) Co., Ltd., a wealth management firm headquartered in Beijing, China. From 2009 to 2013, Mr. Jia held multiple managerial positions in education technology companies such as New Oriental Education and Technology Inc. (NYSE: EDU). Mr. Jia received his bachelor’s degree in applied physics in 2007 and his master’s degree in condensed matter physics in 2009, both from University of Science and Technology Beijing.

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

Mr. Minghui Wu has served as our independent director since December 2021. Mr. Wu is founder, executive director, chairman, chief executive officer and chief technology officer of MiningLamp Technology Co. Ltd. (HKEX: 2718), or MiningLamp, a leading AI and data analytics company he founded in 2014 that helps organizations with AI-driven digital transformation. Mr. Wu is also a joint creator of the HAO AI theoretical framework. Mr. Wu has over 20 years of experience in artificial intelligence, data analytics, and software engineering, and holds more than 130 patents in China and internationally. Mr. Wu received a bachelor's degree in fundamental mathematics and a master's degree in computer software and theory from Peking University. He is currently pursuing a doctoral degree in Electronic and Information Engineering at Peking University.

B.
Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB5.1 million (US$0.7 million) in cash to our executive officers and our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

2015 Share Option Plan

In September 2020, we adopted the Fifth Amended and Restated 2015 Share Option Plan, which replaced and superseded the previous amended and restated 2015 share option plan and we refer to as the 2015 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. On April 23, 2025, our board of directors approved an amendment to the 2015 Plan, namely the Sixth Amended and Restated 2015 Share Option Plan, to extend the expiration date of the 2015 Plan to December 31, 2035.

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan is 59,899,375 ordinary shares. As of February 28, 2026, options to purchase 9,608,821 ordinary shares under the 2015 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, no unvested restricted shares are outstanding.

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

2018 Share Option Plan

In September 2020, we adopted the Second Amended and Restated 2018 Share Option Plan, which replaced and superseded the previous amended and restated 2018 share option plan and we refer to as the 2018 Plan in this annual report, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. On April 23, 2025, our board of directors approved an amendment to the 2018 Plan, namely the Third Amended and Restated 2018 Share Option Plan, to extend the expiration date of the 2018 Plan to December 31, 2035.

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 25,703,602 ordinary shares. As of February 28, 2026, options to purchase 119,794 ordinary shares under the 2018 Plan have been granted and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, no unvested restricted shares are outstanding.

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

2020 Share Incentive Plan

In November 2020, we adopted the 2020 share incentive plan, which was subsequently amended on March 8, 2022, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. We refer to this plan, as amended, as the 2020 Plan in this annual report. On April 23, 2025, our board of directors approved an amendment to the 2020 Plan, namely the Second Amended and Restated 2020 Share Option Plan, to extend the expiration date of the 2020 Plan to December 31, 2035.

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 20,521,221 ordinary shares, plus an annual increase on the first day of each fiscal year during the ten-year term of the plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to 2.0% of the total number of issued and outstanding shares (on an as-converted fully diluted basis) on the last day of the immediately preceding fiscal year and the number of ordinary shares repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company. As of February 28, 2026, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 234,847,780 ordinary shares. As of February 28, 2026, options to purchase 78,463,250 ordinary shares under the 2020 Plan have been granted and remain outstanding, and 5,130,305 restricted share units under the 2020 Plan were granted to Mr. Andy Chang Liu, our founder, chairman and chief executive officer, each evidencing the rights to receive one Class B ordinary share upon vesting. The 5,130,305 restricted share units granted to Mr. Liu had become fully vested upon the completion of our initial public offering. As of the date of this report, 142,416,662 ordinary shares remain available to be issued pursuant to future grants of options under the 2020 Plan.

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

As of February 28, 2026, our employees other than directors and executive officers as a group held options to purchase 83,591,865 ordinary shares, each with an exercise price of US$0.0014 per share.

The following table summarizes, as of February 28, 2026, the outstanding options that we had granted to our directors and executive officers.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Kuanghao Zhang	800,000		0.0014	July 10, 2021	July 10, 2031
	800,000		0.0014	January 10, 2022	January 10, 2032
	10,000,000		0.0014	October 10, 2025	October 10, 2035
	5,000,000	*	0.0014	October 10, 2025	October 10, 2035
Na Ai	400,000		0.0014	July 10, 2021	July 10, 2031
	400,000		0.0014	January 10, 2022	January 10, 2032
	5,000,000		0.0014	October 10, 2024	October 10, 2034
Sishi Zhou	23,360		0.0014	January 10, 2021	January 10, 2031
	25,000		0.0014	July 10, 2021	July 10, 2031
	900,000		0.0014	October 10, 2024	October 10, 2034
	3,000,000		0.0014	October 10, 2025	October 10, 2035
	2,000,000	*	0.0014	October 10, 2025	October 10, 2035
Total	28,348,360

Note:

* These options are subject to market conditions and will vest in tranches upon the achievement of certain market capitalization targets within a certain period.

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

C.
Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Bing Yuan, Gui Jia and Minghui Wu. Bing Yuan is the chairperson of our audit committee. We have determined that each of Bing Yuan, Gui Jia and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Bing Yuan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Bing Yuan, Gui Jia and Minghui Wu. Gui Jia is the chairperson of our compensation committee. We have determined that each of Bing Yuan, Gui Jia and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bing Yuan, Gui Jia and Minghui Wu. Minghui Wu is the chairperson of our nominating and corporate governance committee. We have determined that Bing Yuan, Gui Jia and Minghui Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

We had a total of 503, 340 and 1,017 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, substantially all of our employees were based in mainland China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025:

Function	Number of Employees
Content development	17
Technology	67
Operation	189
Sales and marketing	684
General and administrative	60
Total	1,017

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially owns 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 342,784,388 Class A ordinary shares and 200,000,000 Class B ordinary shares issued and outstanding as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers*:
Andy Chang Liu(1)	18,374,436	200,000,000	218,374,436	40.2	94.9
Kuanghao Zhang(2)	12,448,333	—	12,448,333	2.3	0.2
Na Ai(3)	6,333,333	—	6,333,333	1.2	0.1
Sishi Zhou(4)	1,648,360	—	1,648,360	0.3	—
Gui Jia	—	—	—	—	—
Bing Yuan	—	—	—	—	—
Minghui Wu	—	—	—	—	—
All Directors and Executive Officers as a Group	38,804,462	200,000,000	238,804,462	44.0	95.2
Principal Shareholders:
Fluency Holding Ltd.(1)	—	58,453,168	58,453,168	10.8	27.6
Future Glory Technology Holdings Limited(1)	18,363,336	141,546,832	159,910,168	29.5	67.2
H Capital Entities(5)	57,973,086	—	57,973,086	10.7	0.9
Walden Investments Entities(6)	35,592,848	—	35,592,848	6.6	0.6

Notes:

* Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China. The business address of Gui Jia is 2/F, Building 16 ,Wangjing Zhonghuan South Road, Chaoyang District, Beijing, China. The business address of Bing Yuan is No. 17 Yulu Road, New World Lizun, Shunyi District, Beijing, People’s Republic of China. The business address of Mr. Minghui Wu is China Cyberport Building, No. 1 Wangjing North Road, Chaoyang District, Beijing, China.

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

(1)
Represents (i) 11,100 Class A ordinary shares held in the form of ADSs, (ii) 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, and (iii) 18,363,336 Class A ordinary shares, among which 111,000 Class A ordinary shares were held in the form of ADS, and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited, a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is

Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Future Glory Technology Holdings Limited is wholly-owned by Future Adventures Investment Holdings Limited, a company incorporated under the laws of British Virgin Islands and wholly-owned by Mr. Andy Chang Liu. The business address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. An aggregate of 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. and 18,252,336 Class A ordinary shares and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited have been pledged as collateral for certain secured loans.
(2)
Represents (i) 4,000,000 Class A ordinary shares held by Mr. Kuanghao Zhang, (ii) 3,515,000 Class A ordinary shares in the form of ADSs held by Mr. Kuanghao Zhang, and (iii) 4,933,333 Class A ordinary shares Mr. Kuanghao Zhang has the right to acquire upon exercise of share options within 60 days of February 28, 2026.
(3)
Represents (i) 2,200,000 Class A ordinary shares held by Ms. Na Ai, and (ii) 4,133,333 Class A ordinary shares Ms. Na Ai has the right to acquire upon exercise of share options within 60 days of February 28, 2026.
(4)
Represents 1,648,360 Class A ordinary shares Ms. Sishi Zhou has the right to acquire upon exercise of share options within 60 days of February 28, 2026.
(5)
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
(6)
Represents (i) 25,550,628 Class A ordinary shares in the form of 511,013 ADSs held by Walden Investments Group Limited, a British Virgin Islands limited liability company, (ii) 10,000,000 Class A ordinary shares in the form of 200,000 ADS, held by Success Tycoon Limited, a British Virgin Islands limited liability company, and (iii) 42,220 Class A ordinary shares in the form of 844 ADSs, held by Mr. Sunwei Chen. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A jointly filed by Sunwei Chen, Walden Investments Group Limited, and Success Tycoon Limited with SEC on February 13, 2026. Walden Investments Group Limited and Success Tycoon Limited are wholly-owned by Mr. Sunwei Chen. The business address of Sunwei Chen is c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Walden Investments Group Limited is 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong. The business address of Success Tycoon Limited is Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2026, 268,268,835 of our ordinary shares were held by record holders in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We and certain of our officers and directors were named as defendants in a putative securities class action filed on July 19, 2022 in the U.S. District Court for the Central District of California, captioned Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 2:22-cv-04937. The action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s IPO prospectus and registration statement, allegedly in violation of the Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933. On October 24, 2022, the Court appointed Lead Plaintiffs and Lead Counsel. On November 18, 2022, the case was transferred to the U.S. District Court for the Southern District of New York under the caption Zhang v. 17 Educ. & Tech. Grp. Inc. et al,. No. 1:22-cv-09843. On January 31, 2023, Lead Plaintiffs filed an Amended Complaint. The Company filed its motion to dismiss the Amended Complaint on March 31, 2023. In July 2023, Magistrate Judge Stewart Aaron recommended that the Court grant Defendants’ motion to dismiss. In November 2023, District Judge Lewis Kaplan adopted the Magistrate Judge’s recommendation, and issued a judgment dismissing the complaint in its entirety with prejudice. Plaintiffs’ time to appeal has lapsed, and the matter is now considered closed. For risks and uncertainties relating to this or any future potential claims or litigation brought against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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
•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•
a fee of such maximum sum as Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended(the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
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

Based upon our income and assets (which generally includes any goodwill), as well as the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025. Depending upon the composition of our income and assets and the market price of our ADSs during the current and subsequent taxable years, we could continue to be a PFIC for such years; however, PFIC status is a factual determination made annually that is not generally determinable until the close of each taxable year. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of our ADSs should be willing to assume the risks of investing in a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC. There can be no assurance that we will not be treated as a PFIC for any future taxable year. Each U.S. holder is strongly urged to consult its tax advisor regarding our PFIC status and any available elections to mitigate such tax consequences.

Dividends

As noted above, we believe we were a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below in “—Passive Foreign Investment Company Rules.” If our ADSs are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules generally apply. Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes. Dividends received on our ADSs will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” if certain conditions are satisfied, including that (1) our ADSs on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are not a PFIC for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met.

Our ADSs (but not our ordinary shares) are expected to be considered readily tradeable on an established securities market in the United States for such purposes as long as they are listed on the Nasdaq. However, there can be no assurance that our ADSs will continue to be so listed on the Nasdaq, or otherwise treated as readily tradeable on an established securities market in the future. Although the law in this regard is not entirely clear, since we do not expect our ordinary shares will be listed on any securities market, we do not believe that ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Moreover, as discussed above, we believe we will likely be a PFIC for the taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), U.S. Holders may be subject to PRC withholding taxes on dividends paid on our ADSs. U.S. Holders may be eligible for a reduced rate of withholding, provided that the U.S. Holder is entitled to benefits under the Treaty.

Dividends paid on our ADSs, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs in their particular circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded on a qualified exchange, including a national securities exchange that is registered with the SEC, or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Stock Market which is a qualified exchange. We anticipate that our ADSs should qualify as marketable stock so long as our ADSs remain regularly traded on a national securities exchange, such as the Nasdaq Stock Market. If the Nasdaq Stock Market delists our ADSs, the ADSs will not be treated as marketable stock for the purposes of the mark-to-market election. If our ADSs continue to be listed on the Nasdaq Stock Market, we anticipate that the ADSs should qualify as being regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances may be given in this regard.

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

As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. We did not receive such reimbursement from the depositary in the fiscal year ended December 31, 2025.

Part II

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

Use of Proceeds

Not Applicable.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

Changes in Internal Control Over Financial Reporting

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

	For the Year Ended December 31,
	2024	2025
	(in thousands of RMB)
Audit fees(1)	6,471	6,221
Tax fees(2)	—	—

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

ITEM 16e. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 4, 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2024. We accumulatively repurchased a total of approximately US$0.5 million of ADSs under this share repurchase program and the share repurchase program was complete in was completed in September 2025.

On September 3, 2025, our board of directors authorized a share repurchase program, under which we may repurchase up to US$10.0 million worth of our ordinary shares (including in the form of ADSs) during a 12-month period starting from September 4, 2025. As of December 31, 2025, we had repurchased 1,578 ADS under this share repurchase program .

The table below is a summary of the ordinary shares repurchased by us in 2025 under the share repurchase programs described above. We did not make any other share repurchases in 2025.

	Total Number of ADSs Purchased	Average Price Paid per ADSs (US$)	Total Number of ADSs Purchased as Part of the Share Repurchase Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Programs (US$, in millions)
Period
From January 1, 2025 to January 31, 2025	28,548	1.75	2,219,710	9.86
From February 1, 2025 to February 28, 2025	7,359	1.92	2,227,069	9.85
From March 1, 2025 to March 31, 2025	6,544	1.94	2,233,613	9.83
From April 1, 2025 to April 30, 2025	60,027	1.69	2,293,640	9.68
From May 1, 2025 to May 31, 2025	30,175	2.56	2,323,815	9.61
From June 1, 2025 to June 30, 2025	36,145	2.52	2,359,960	9.51
From July 1, 2025 to July 31, 2025	15,347	2.48	2,375,307	9.48
From August 1, 2025 to August 31, 2025	19,346	2.27	2,394,653	9.43
From September 1, 2025 to September 30, 2025	3,277	2.03	2,397,930	9.99
From October 1, 2025 to October 31, 2025	—	—	2,397,930	9.99
From November 1, 2025 to November 30, 2025	—	—	2,397,930	9.99
From December 1, 2025 to December 31, 2025	—	—	2,397,930	9.99
From January 1, 2026 to January 31, 2026	—	—	2,397,930	9.99
From February 1, 2026 to February 28, 2026	—	—	2,397,930	9.99
Total	206,768	2.22	2,397, 930	9.99

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

Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice in lieu of the Nasdaq corporate governance requirements in the following aspects:

•
Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We followed home country practice and did not hold an annual meeting of shareholders in 2025.
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

ITEM 16h. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

PART III

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 25, 2025 (File No. 001-39742))
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
4.3

Second Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Post-Effective Amendment No. 3 to the Form S-8 filed on April 29, 2026 (File No. 333-255632))

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.6

English translation of the Proxy Agreement and Powers of Attorney among Shanghai WFOE Shanghai Hexu and shareholders of Shanghai Hexu dated September 8 2020 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250079) as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

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
4.21

English translation of the Powers of Attorney by each shareholder of Beijing Yiqi Development dated November 4, 2024 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 25, 2025 (File No. 001-39742))

4.22

English translation of the Equity Interest Pledge Agreement among Beijing Yiqi Hangfan, Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated November 4, 2024 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 25, 2025 (File No. 001-39742))

4.23

English translation of the Exclusive Management Services and Business Cooperation Agreement among Beijing Yiqi Hangfan Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 27, 2022 (File No. 001-39742))

4.24

English translation of the Exclusive Option Agreement among Beijing Yiqi Hangfan Beijing Yiqi Development and shareholders of Beijing Yiqi Development dated March 4, 2022 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.25

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Beijing Yiqi Development as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 27 2022 (File No. 001-39742))

4.26

English translation of the Powers of Attorney by each shareholder of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.26 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.27

English translation of the Equity Interest Pledge Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.27 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.28

English translation of the Exclusive Management Services and Business Cooperation Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18, 2022 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.29

English translation of the Exclusive Option Agreement among Guangzhou Qixiang, Guangzhou Qili and shareholders of Guangzhou Qili dated July 18 2022 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.30

English translation of executed form of the Consent Letter granted by the spouse of each shareholder of Guangzhou Qili, as currently in effect, and a schedule of all executed Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 26, 2023 (File No. 001-39742))

4.31

English Translation of Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co. Ltd. dated September 1 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.32

English Translation of Supplementary Agreement to Service Outsourcing Agreement between Shanghai WFOE and Beijing Yicai Human Resource Consulting Co., Ltd., dated September 8, 2020 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

4.33

Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 21, 2024 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 25, 2024 (File No. 001-39742))

4.34

Share Purchase Agreement between the Registrant and Mr. Andy Chang Liu, dated March 25, 2025 (incorporated herein by reference to Exhibit 4.34 to the Form 20-F filed on April 25, 2025 (File No. 001-39742))

4.35*

English Translation of Equity Interest Pledge Agreement between Beijing Yiqi Hangfan Technology Co., Ltd., Mr. Chang Liu, and Beijing Yiqi Education Technology Development Co., Ltd., dated August 6, 2025

Exhibit Number	Description of Document
4.36*	English Translation of Power of Attorney by Mr. Chang Liu, dated August 6, 2025
4.37*

English Translation of Equity Interest Pledge Agreement between Beijing Yiqi Hangfan Technology Co., Ltd., Mr. Zhan Xie, and Beijing Yiqi Education Technology Development Co., Ltd., dated August 6, 2025

4.38*	English Translation of Power of Attorney by Mr. Zhan Xie, dated August 6, 2025
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-250079), as amended, initially filed with the Securities and Exchange Commission on November 13, 2020)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 19.1 to the Form 20-F filed on April 25, 2025 (File No. 001-39742))

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

17 Education & Technology Group Inc.

	By:	/s/ Andy Chang Liu
Name: Andy Chang Liu
Date: April 29, 2026		Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 17 Education & Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 17 Education & Technology Group Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition— Teaching and Learning Software-as-a-Service offerings (“Teaching and Learning SaaS offerings”)

Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from Teaching and Learning SaaS offerings, which accounted for 87.2%, 92.4% and 90.8% of the total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. We identified occurrence of revenues from Teaching and Learning SaaS offerings as a critical audit matter due to the inherent risk associated with the occurrence of revenue given the significant amount of revenues generated from Teaching and Learning SaaS offerings. This required an increased extent of effort, including the design of audit procedures and the evaluation of the nature and extent of evidence obtained.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to address this critical audit matter included the following, among others:

(a)
We obtained an understanding and evaluated the design of relevant internal controls related to recognition of revenues from Teaching and Learning SaaS offerings;

(b)
We verified commercial substance of the new customers by evaluating customer legal registration information or operational presence based on evidence obtained from independent external sources;

(c)
For a sample of revenue transactions,

(1)
we obtained and inspected the underlying contracts;

(2)
for transactions involving hardware delivery, we reviewed customer acceptance documentations or traced the hardware delivery records maintained by the Company to third-party logistics evidence for each contract;

(3)
we obtained bank slips for customer payments and verified the consistency between the remitting party and the contractual customer; and

(4)
we recalculated the revenue amounts based on contract terms to evaluate whether revenue was recognized in accordance with the Company's accounting policies.

(d)
For a sample of accounts receivable, we performed confirmation procedures to verify the balances related to revenues for which cash has not been received.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 29, 2026

We have served as the Company's auditor since 2016.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	234,144	246,448	35,242
Restricted cash	49	49	7
Term deposits	125,108	160,471	22,947
Accounts receivable, net of allowances of RMB21,082 and RMB20,402 as of December 31, 2024 and 2025, respectively	67,097	42,577	6,088
Prepaid expenses and other current assets, net of allowances of RMB5,919 and RMB5,794 as of December 31, 2024 and 2025, respectively	82,513	101,135	14,462
Total current assets	508,911	550,680	78,746
Non-current assets
Property and equipment, net	26,410	22,455	3,211
Right-of-use assets	11,768	15,003	2,145
Other non-current assets	2,428	2,385	341
TOTAL ASSETS	549,517	590,523	84,443

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB20,176 and RMB39,022 as of December 31, 2024 and 2025, respectively)	104,422	123,280	17,628
Deferred revenue and customer advances (including deferred revenue and customer advances of the consolidated VIEs without recourse to the Group of RMB40,198 and RMB165,798 as of December 31, 2024 and 2025, respectively)	40,397	165,939	23,729
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB4,758 and RMB3,759 as of December 31, 2024 and 2025, respectively)	6,798	4,992	714
Total current liabilities	151,617	294,211	42,071
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB3,171 and RMB6,319 as of December 31, 2024 and 2025, respectively)	4,261	9,684	1,385
TOTAL LIABILITIES	155,878	303,895	43,456

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 14)

SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2024 and 2025; 327,406,202 and 342,229,838 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	241	256	37
Class B ordinary shares (par value of USD0.0001 per share; 158,453,168 and 200,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 116,906,336 and 200,000,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	81	140	20
Treasury stock	(34)	(42)	(6)
Additional paid-in capital	11,070,615	11,126,837	1,591,117
Accumulated other comprehensive income	86,410	77,527	11,085
Accumulated deficit	(10,763,674)	(10,918,090)	(1,561,266)
TOTAL SHAREHOLDERS' EQUITY	393,639	286,628	40,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	549,517	590,523	84,443

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues
Net service revenues	170,962	189,212	84,919	12,143
Net product revenues	—	—	21,105	3,018
Total net revenues	170,962	189,212	106,024	15,161
Cost of revenues	(90,259)	(120,004)	(55,397)	(7,922)
Gross profit	80,703	69,208	50,627	7,239
Operating expenses:
Sales and marketing expenses	(101,260)	(76,088)	(83,043)	(11,875)
Research and development expenses	(167,932)	(71,997)	(56,169)	(8,032)
General and administrative expenses	(154,261)	(134,935)	(74,965)	(10,720)
Total operating expenses	(423,453)	(283,020)	(214,177)	(30,627)
Loss from operations	(342,750)	(213,812)	(163,550)	(23,388)
Interest income	27,811	16,260	8,655	1,238
Foreign currency exchange (loss) gain	(801)	226	(182)	(26)
Other income, net	3,958	4,399	661	95
Loss before provision for income tax	(311,782)	(192,927)	(154,416)	(22,081)
Income tax expenses	—	—		—
Net loss	(311,782)	(192,927)	(154,416)	(22,081)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(311,782)	(192,927)	(154,416)	(22,081)
Net loss per ordinary share
Basic and diluted	(0.68)	(0.48)	(0.31)	(0.04)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	458,636,327	401,923,200	501,068,064	501,068,064

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(311,782)	(192,927)	(154,416)	(22,081)
Other comprehensive income (expense), net of tax of nil:
Change in cumulative foreign currency translation adjustments	14,674	9,047	(8,883)	(1,270)
Total comprehensive loss attributable to 17 Education & Technology Group Inc.	(297,108)	(183,880)	(163,299)	(23,351)

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Number of Class A ordinary shares	Class A ordinary shares	Number of Class B ordinary shares	Class B ordinary shares	Additional paid-in capital	Number of Treasury stocks	Treasury stock	Accumulated other comprehensive income	Accumulated deficit	Total 17 Education & Technology Group Inc. shareholders' equity
Balance as of January 1, 2023 in RMB	428,982,151	300	58,453,168	38	10,954,822	30,678,200	(21)	62,689	(10,258,965)	758,863
Net loss	—	—	—	—	—	—	—	—	(311,782)	(311,782)
Share-based compensation	—	—	—	—	83,695	—	—	—	—	83,695
Share repurchase	(105,636,192)	—	—	—	(51,317)	105,636,192	(76)	—	—	(51,393)
Exercise of stock options	5,555,796	5	—	—	207	—	—	—	—	212
Foreign currency translation adjustments	—	—	—	—	—	—	—	14,674	—	14,674
Balance as of December 31, 2023 in RMB	328,901,755	305	58,453,168	38	10,987,407	136,314,392	(97)	77,363	(10,570,747)	494,269
Net loss	—	—	—	—	—	—	—	—	(192,927)	(192,927)
Share-based compensation	—	—	—	—	61,917	—	—	—	—	61,917
Issuance of Class B ordinary shares (Note 11)	—	—	58,453,168	43	22,345	—	—	—	—	22,388
Share repurchase	(3,921,900)	—	—	—	(1,067)	3,921,900	(3)	—	—	(1,070)
Retirement of treasury stock	—	(66)	—	—	—	(92,104,150)	66	—	—	—
Exercise of stock options	2,426,347	2	—	—	13	—	—	—	—	15
Foreign currency translation adjustments	—	—	—	—	—	—	—	9,047	—	9,047
Balance as of December 31, 2024 in RMB	327,406,202	241	116,906,336	81	11,070,615	48,132,142	(34)	86,410	(10,763,674)	393,639
Net loss	—	—	—	—	—	—	—	—	(154,416)	(154,416)
Share-based compensation	—	—	—	—	30,828	—	—	—	—	30,828
Issuance of class A and class B ordinary shares (Note 11)	18,252,336	11	83,093,664	59	28,830	—	—	—	—	28,900
Share repurchase	(10,338,400)	—	—	—	(3,508)	10,338,400	(8)	—	—	(3,516)
Exercise of stock options	6,909,700	4	—	—	72	—	—	—	—	76
Foreign currency translation adjustments	—	—	—	—	—	—	—	(8,883)	—	(8,883)
Balance as of December 31, 2025 in RMB	342,229,838	256	200,000,000	140	11,126,837	58,470,542	(42)	77,527	(10,918,090)	286,628
Balance as of December 31, 2025 in USD	342,229,838	37	200,000,000	20	1,591,117	58,470,542	(6)	11,085	(1,561,266)	40,987

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(311,782)	(192,927)	(154,416)	(22,081)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	16,171	12,280	9,997	1,430
Share-based compensation	83,695	61,917	30,828	4,408
Foreign currency remeasurement loss (gain)	2	(508)	1	—
Noncash lease expenses	16,827	9,685	5,778	826
Loss from disposal of property and equipment	344	895	26	4
Expected credit loss	12,983	12,314	(805)	(115)
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	5,761	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(31,170)	(20,576)	25,200	3,604
Prepaid expenses and other current assets	30,588	13,623	(18,327)	(2,621)
Operating lease right-of-use assets	(6,782)	(1,446)	—	—
Other non-current assets	1,411	(648)	43	6
Accrued expenses and other current liabilities	(23,741)	(23,027)	18,855	2,696
Deferred revenue and customer advances	2,564	(4,552)	125,542	17,952
Operating lease liabilities	(8,946)	(6,248)	(5,396)	(772)
Net cash used in operating activities	(212,075)	(139,218)	37,326	5,337
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	(169,756)	(4,314)	(1,082,794)	(154,837)
Proceed from maturity of term deposits	—	48,962	1,047,431	149,781
Disposal of available-for-sale investments	19,531	—	—	—
Purchase of property and equipment and other assets	(26,590)	(9,368)	(6,862)	(981)
Proceeds from disposal of property and equipment	15,674	314	621	89
Net cash (used in) generated from investing activities	(161,141)	35,594	(41,604)	(5,948)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(51,393)	(1,070)	(3,516)	(503)
Proceeds from exercise of share options	36	15	76	11
Proceed from issuance of Class A and Class B ordinary shares (Note 11)	—	22,388	28,900	4,133
Net cash (used in) generated from financing activities	(51,357)	21,333	25,460	3,641
Effect of exchange rate changes	13,376	9,555	(8,878)	(1,270)
Net decrease in cash and cash equivalents and restricted cash	(411,197)	(72,736)	12,304	1,760
Cash, cash equivalents and restricted cash at beginning of the year	718,126	306,929	234,193	33,489
Cash, cash equivalents and restricted cash at end of the year	306,929	234,193	246,497	35,249

Supplemental schedule of cash flow information
Non-cash activities
Right-of-use assets obtained in exchange for operating lease obligations	5,829	359	—	—
Increase of right-of-use assets and operating lease liabilities due to lease modifications	982	832	9,013	1,289
Payables for purchase of property and equipment	2,802	2,250	2,247	321

Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	306,929	234,144	246,448	35,242
Restricted cash	—	49	49	7
Total cash, cash equivalents and restricted cash	306,929	234,193	246,497	35,249

The accompanying notes are an integral part of the consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

17 Education & Technology Group Inc. (the "Company"), was incorporated under the laws of the Cayman Islands on October 30, 2012. The Company, its subsidiaries, the consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") are primarily engaged in providing education and education technology services in the People's Republic of China ("PRC") with a focus on the Teaching and Learning SaaS offerings.

As of December 31, 2025, the Company's major subsidiaries and VIEs were as follows:

Name(1)	Later of date of establishment or acquisition	Place of establishment	Percentage of equity interest	Principal activities
Subsidiaries:
17 Technology Limited	September 27, 2021	Cayman Islands	100%	Intermediate holding company
17 Education World Limited	September 23, 2021	British Virgin Islands	100%	Intermediate holding company
17 Educational Products Limited	September 23, 2021	British Virgin Islands	100%	Intermediate holding company
17 Inspire Limited	October 13, 2021	British Virgin Islands	100%	Intermediate holding company
Sunny Education (HK) Limited	December 3, 2012	Hong Kong	100%	Intermediate holding company
17 Vision Limited	October 11, 2021	Hong Kong	100%	Intermediate holding company
17 Glory Limited	October 11, 2021	Hong Kong	100%	Intermediate holding company
17 Legend Limited	October 28, 2021	Hong Kong	100%	Intermediate holding company
Shanghai Yiqi Zuoye Information Technology Co., Ltd. ("Shanghai WFOE")	April 23, 2013	PRC	100%	Education technology services
Beijing Yiqi Education & Technology Co., Ltd. ("Beijing Yiqi Education")	July 26, 2019	PRC	100%	Education technology services
Guangzhou Qixiang Technology Co., Ltd. ("Guangzhou Qixiang")	December 21, 2021	PRC	100%	Education technology services
Guangzhou Qixuan Education & Technology Co., Ltd. ("Guangzhou Qixuan")	December 1, 2021	PRC	100%	Education technology services
Beijing Yiqi Hangfan Technology Co., Ltd. ("Beijing Yiqi Hangfan")	December 29, 2021	PRC	100%	Education technology services

Consolidated VIEs:
Shanghai Hexu Information Technology Co., Ltd. ("Shanghai Hexu")	December 03, 2012	PRC		Education technology services
Beijing Yiqi Education Information Consultation Co., Ltd. ("Beijing Yiqi Information ")	February 15, 2019	PRC		Education technology services
Beijing Qili Technology Co., Ltd. ("Beijing Qili")	October 19, 2021	PRC		Education technology services
Guangzhou Qili Technology Co., Ltd. ("Guangzhou Qili ")	March 25, 2022	PRC		Education technology services
Beijing Yiqi Education Technology Development Co., Ltd. ("Beijing Yiqi Development")	April 19, 2021	PRC		Education technology services

Consolidated VIEs' subsidiary:
Zhiyouban (Shanghai) Technology Co., Ltd. ("Zhiyouban")	March 25, 2025	PRC		Education technology services

(1)
The English names are for identification purpose only.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

As of December 31, 2025, the VIEs included Shanghai Hexu, Beijing Qili, Beijing Yiqi Information, Beijing Yiqi Development and Guangzhou Qili.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

In November 2024, Beijing Yiqi Hangfan and Beijing Yiqi Development entered into equity interest pledge agreements with each of Beijing Yiqi Development’s shareholders in replace of the equity interest pledge agreement executed in March 2022, which includes terms substantially similar to the equity interest pledge agreement relating to 2021 VIEs as described above.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Equity Interest Pledge Agreement - continued

In August 2025, Beijing Yiqi Hangfan and Beijing Yiqi Development entered into equity interest pledge agreements with each of Beijing Yiqi Development’s shareholders in replace of the equity interest pledge agreement executed in November 2024, which includes terms substantially similar to the equity interest pledge agreement relating to 2021 VIEs as described above.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

In November 2024, each of Beijing Yiqi Development’s shareholders entered into a power of attorney relating to the authorization of Beijing Yiqi Hangfan in replace of the powers of attorney executed in March 2022, each of which includes terms substantially similar to the powers of attorneys relating to 2021 VIEs as described above, respectively.

In August 2025, each of Beijing Yiqi Development’s shareholders entered into a power of attorney relating to the authorization of Beijing Yiqi Hangfan in replace of the powers of attorney executed in November 2024, each of which includes terms substantially similar to the powers of attorneys relating to 2021 VIEs as described above, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

The Group's business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2024 and 2025, the VIEs and VIEs' subsidiaries accounted for an aggregate of 43% and 62% of the Group's consolidated total assets, respectively, and 44% and 71% of the Group's consolidated total liabilities, respectively.

The following financial position and financial performance of the VIEs and VIEs' subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2024 and 2025 for the years ended December 31, 2023, 2024 and 2025 were included in the accompanying consolidated financial statements:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	66,162	205,219
Restricted cash	49	49
Accounts receivable	67,097	41,422
Prepaid expenses and other current assets	74,184	93,686
Total current assets	207,492	340,376
Property and equipment, net	18,930	15,335
Right-of-use assets	8,457	10,289
Other non-current assets	1,465	1,465
Total non-current assets	28,852	27,089
Total assets	236,344	367,465

Accrued expenses and other current liabilities	20,176	39,022
Deferred revenue and customer advances	40,198	165,798
Operating lease liabilities, current	4,758	3,759
Total current liabilities	65,132	208,579
Operating lease liabilities, non-current	3,171	6,319
Total non-current liabilities	3,171	6,319
Total liabilities	68,303	214,898

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	168,085	186,343	103,842
Net income	42,291	17,878	9,228

The following are cash flows of the VIEs and VIEs' subsidiaries for the years ended December 31, 2023, 2024 and 2025, excluding inter-company transactions:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(45,201)	(13,779)	172,598
Net cash generated from (used in) investing activities	8,325	(9,007)	(5,758)
Net cash generated from financing activities	—	22,388	28,900

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

There were no consolidated VIEs' assets that were collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations as of December 31, 2025. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

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

Convenience translation

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders' equity and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and term deposits, which have original maturities of three months or less when purchased and are subject to insignificant risk of changes in value.

Restricted cash

Restricted cash represents the cash and cash equivalents deposited in bank accounts that are legally restricted as to withdrawal or for use.

Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. The Group classifies the term deposits as held-to-maturity investments stated at amortized cost.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits and accounts receivable.

As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, restricted cash, term deposits and accounts receivable approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(2)
Other educational products and services

Other educational products and services includes the sales of membership-based premium educational content with subscription periods ranging from 15 days to one year. The Group has determined that the membership-based premium educational content subscription services represent one performance obligation. The Group collects the content subscription fee in advance and records it as deferred revenue. Refunds are offered for the remaining undelivered services, which are accounted for as variable consideration. Revenue is recognized ratably over the contract period as the Group concludes that the subscription services represent a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period.

Contract and refund liabilities

The following table provides information about the Group's contract and refund liabilities arising from contract with customers.

	As of December 31,
	2024	2025
	RMB	RMB
Deferred revenue and customer advances	40,397	165,939
Refund liabilities	211	10,886

Deferred revenue primarily consists of transaction price received from customers for which the Group's revenue recognition criteria had not been met. The deferred revenue is recognized as revenue once related services and goods are delivered. For the years ended December 31, 2024 and 2025, revenue recognized that was included in the deferred revenue and customer advances balance at January 1, 2024 and January 1, 2025 amounted to RMB44,949 and RMB40,397, respectively.

Refund liabilities represent the service fees collected by the Group which are expected to be refunded back to customers as a result of its refund policy. Refund liabilities are estimated based on the anticipated cash refunds that would occur in the normal course of business.

The Group's remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2025, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB165,939. The Group expects to recognize revenue of RMB165,939 related the remaining performance obligations over the next 12 months.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group elects to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Group otherwise would have amortized is generally less than one year.

Disaggregation of revenue

For the years ended December 31, 2023, 2024 and 2025, all of the Group's revenues were generated in the PRC. Additionally, all the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net service revenues
Teaching and learning SaaS offerings	149,119	174,746	75,153
Other educational products and services (1)	21,843	14,466	9,766
	170,962	189,212	84,919
Net product revenues
Teaching and learning SaaS offerings	—	—	21,105
	—	—	21,105
Total net revenues	170,962	189,212	106,024

(1)
Other educational products and services represent membership-based premium subscription services for educational content products with various learning resources.

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

The Group expenses advertising costs as incurred. Total advertising costs incurred were RMB1,035, RMB131 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

The Company was loss making for the years ended December 31, 2023, 2024 and 2025. The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2023, 2024 and 2025.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB90,218 and RMB218,503 as of December 31, 2024 and 2025, respectively.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. As of December 31, 2024 and 2025, substantially all of the Group's cash and cash equivalents, restricted cash and term deposits were deposited in financial institutions with high credit rating.

The following customers accounted for 10% or more of net revenues for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Percentage of revenue contributed by Customer A	*%	*%	25%
Percentage of revenue contributed by Customer B	32%	17%	13%
Percentage of revenue contributed by Customer C	15%	16%	*%
Percentage of revenue contributed by Customer D	*%	14%	*%
Percentage of revenue contributed by Customer E	*%	11%	*%
Percentage of revenue contributed by Customer F	14%	*%	*%

* Revenue from such customers represented less than 10% of the Group's revenue during the respective years.

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group's accounts receivable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Percentage of accounts receivable from Customer A	*%	43%
Percentage of accounts receivable from Customer G	*%	25%
Percentage of accounts receivable from Customer B	34%	*%
Percentage of accounts receivable from Customer C	16%	*%

* Accounts receivable from such customers represented less than 10% of the Group's accounts receivable at the end of respective years.

Recently adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid, Income (or loss) from continuing operations before income tax expense and Income tax expense from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group's fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively. The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 10.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is in the process of evaluating the impact of the adoption of these standards on its consolidated financial statements and disclosures.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact of the new standard and do not expect to have a material impact on its consolidated financial statements resulting from adoption of the new standard.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. The Company is currently evaluating the effects that ASU 2025-11 will have on its interim consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is currently assessing the effect of this update on its consolidated financial statements.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

3. ACCOUNTS RECEIVABLE, NET

The following is a summary of accounts receivable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable, gross	88,179	62,979
Less: allowance for credit loss	(21,082)	(20,402)
Accounts receivable, net	67,097	42,577

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for accounts receivable for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the period	(8,397)	(21,082)
Additions	(12,685)	(365)
Reversal	—	1,045
Balance at end of the period	(21,082)	(20,402)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid VAT	63,802	59,695
Receivables from third-party payment platforms (1)	5,122	17,056
Inventories	—	15,662
Prepayments to suppliers(2)	13,412	9,896
Interest receivables	676	1,286
Deposits (3)	305	287
Prepaid rental expenses (4)	294	196
Receivables for disposal of property and equipment	610	—
Others	4,211	2,851
Subtotal	88,432	106,929
Less: allowance for credit loss	(5,919)	(5,794)
Total	82,513	101,135

(1)
Receivables from third-party payment platforms consisted of cash that had been received from customers but held by the third-party payment platforms. The Group subsequently collected the full balance from third-party payment platforms.

(2)
Prepayments to suppliers mainly consisted of prepayments for goods and services procurement related to service delivery, and prepaid operating expenses. The nature of such prepayments was generally short-term.

(3)
Deposits mainly consisted of property management deposits and rental deposits, which are refundable within one year.

(4)
The prepaid rental expenses balance represented the prepaid rental expenses for short-term leases.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Electronic equipment	80,811	86,746
Software	18,656	18,656
Leasehold improvement	6,319	6,319
Furniture and office equipment	1,740	1,592
Total	107,526	113,313
Less: accumulated depreciation	(77,618)	(87,429)
Less: accumulated impairment loss	(3,498)	(3,429)
	26,410	22,455

Depreciation expenses were RMB16,171, RMB12,280 and RMB9,997 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group had disposed certain impaired property and equipment for the years ended December 31, 2024 and 2025.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

6 OPERATING LEASES

The Group's leases consist of operating leases for administrative office located in different cities in the PRC. Certain leases include rental escalation clauses with fixed rate rent increase over the term of the lease, which is factored into the Group's determination of lease payments. As of December 31, 2024 and 2025, the Group has no finance lease.

The components of lease expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	18,537	10,904	6,509
Lease cost for leases with terms less than one year	1,356	178	67
Total lease cost	19,893	11,082	6,576

For the years ended December 31, 2023, 2024 and 2025, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2025:

As of December 31,
2025
RMB
2026	5,870
2027	5,355
2028	4,497
2029	541
2030 and thereafter	—
Total future lease payments	16,263
Less: imputed interest	(1,587)
Balance as of December 31, 2025	14,676

The following table provides a summary of the Group's lease terms and discount rates for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
Weighted average remaining lease term (years)	3.19	1.84	2.93
Weighted average discount rate (percentage)	9.43	7.51	7.56

Supplemental information related to the Group's operating leases for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for operating leases	17,438	8,913	6,126
Right-of-use assets increased due to lease modification	982	832	9,013

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

7. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Rental deposits	2,249	2,249
Others	179	136
	2,428	2,385

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Salary and welfare payable	88,665	96,451
Accrued operating expenses	11,895	12,721
Refund liabilities (1)	211	10,886
Payable for acquisitions of property and equipment	2,250	2,247
Other tax payable	1,401	975
	104,422	123,280

(1)
Refund liabilities represented the estimated amounts of fees collected by the Group which are estimated to be refunded as described in Note 2.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

On April 23, 2025, the Company's Board of Directors approved the amendment and restatement of the 2015 Plan, the 2018 Plan and the 2020 Plan, to extend the expiration date of the options granted under and the ending date of the term of each of the 2015 Plan, the 2018 Plan and the 2020 Plan, to December 31, 2035. The Group accounted for the extension of expiration date of the options as modifications. Incremental compensation expense as a result of these modifications was immaterial.

The following table summarized the Group's share option activities for the year ended December 31, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding as of January 1, 2025	65,215,091	0.11	7.50	0.44	1,570,990
Granted*	38,769,000	0.0014		0.08
Forfeited	(8,893,524)	0.0014		0.14
Exercised	(6,869,700)	0.0014		0.86
Outstanding as of December 31, 2025	88,220,867	0.07	7.81	0.28	5,612,057
Vested and expect to vest as of December 31, 2025	88,220,867	0.07	7.81	0.28	5,612,057
Exercisable as of December 31, 2025	49,504,779	0.13	6.47	0.49	2,893,018

* In October 2025, the Group granted 7,000,000 options with market conditions to two officers. The market conditions will be satisfied upon the Group's achievement of certain market capitalization targets for a specified period, provided that the recipients remain employed by the Group.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9. SHARE-BASED COMPENSATION - continued

2020 Share Incentive Plan - continued

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2023, 2024 and 2025 were as follows:

	For the years ended December 31
Grant date	2023	2024	2025
Expected volatility	61.2%	92.51%~106.51%	102.60%~104.15%
Risk-free interest rate	2.9%	3.96%~4.09%	4.05%~4.77%
Exercise multiples	2.2	2.2~92.2	2.2~2.8
Expected dividend yield	0.0%	0.0%	0.0%
Life of options	10 years	10 years	10 years
Fair value of underlying ordinary shares	$0.19	$0.03~$0.05	$0.03~$0.09

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

The Group recorded compensation expense of RMB41,841, RMB35,680 and RMB27,207 for the years ended December 31, 2023, 2024 and 2025, respectively related to share options.

As of December 31, 2025, the unrecognized compensation expense related to share options amounted to RMB20,530, which will be recognized over a weighted-average period of 2.19 years.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

9. SHARE-BASED COMPENSATION - continued

The following table summarized the Group's activities of restricted shares for the year ended December 31, 2025:

	Number of Restricted Shares	Grant date fair value per share
		US$
Outstanding as of January 1, 2025	133,333	4.2
Granted	—	—
Vested	(40,000)	4.2
Forfeited	(93,333)	4.2
Outstanding as of December 31, 2025	—	—

The share-based compensation expenses recognized for these restricted shares for the years ended December 31, 2023, 2024 and 2025, were RMB41,854, RMB26,237 and RMB3,621, respectively.

As of December 31, 2025, the unrecognized compensation expense related to the restricted shares amounted to nil, and no further expense is expected to be recognized.

Total share-based compensation expense of share options and restricted shares recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31
	2023	2024	2025
Sales and marketing expenses	17,243	10,204	7,332
Research and development expenses	26,954	14,656	10,271
General and administrative expenses	39,498	37,057	13,225
	83,695	61,917	30,828

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES

Cayman Islands and the British Virgin Islands (“BVI”)

The Company and its subsidiary, 17 Technology Limited are tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company and 17 Technology Limited are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company and 17 Technology Limited had no taxable income for the years ended December 31, 2023, 2024 and 2025.

The Company’s subsidiaries, 17 Education World Limited, 17 Educational Products Limited, and 17 Inspire Limited are incorporated in BVI and are not subject to income tax.

Hong Kong

The Company's subsidiaries, Sunny Education (HK) Limited, 17 Vision Limited, 17 Glory Limited, and 17 Legend Limited are located in Hong Kong. According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Considering HK entities were in accumulated loss position, they did not apply to the two-tier tax rates. No provision for Hong Kong profits tax was made as the Group had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 and 2025.

PRC

The Company's subsidiary, the VIEs and the VIEs' subsidiaries, which were entities incorporated in the PRC (the "PRC entities"), are subject to PRC Enterprise Income Tax ("EIT") on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

Shanghai Hexu is qualified as High and New Technology Enterprise ("HNTE"), and accordingly is entitled to a preferential income tax rate at 15% from 2022 through 2027.

Beijing Yiqi Education is qualified as HNTE, and accordingly is entitled to a preferential income tax rate at 15% from 2021 through 2026.

Beijing Yiqi Education Technology Development is qualified as HNTE, and accordingly is entitled to a preferential income tax rate at 15% from 2023 through 2025.

The income tax expenses in the consolidated statements of operations were nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. Loss before income taxes consists of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	(225,632)	(114,050)	(108,313)
Non-Chinese mainland	(86,150)	(78,877)	(46,103)
Loss before income taxes	(311,782)	(192,927)	(154,416)

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES - continued

PRC - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations for the years ended December 31, 2023 and 2024 are as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Loss before provision for income tax	(311,782)	(192,927)
Income tax benefit computed at an applicable tax rate of 25%	(77,946)	(48,233)
Effect of non-deductible expenses	1,516	1,486
Effect of research and development expenses super deduction	(12,316)	(4,868)
Effect of preferential tax rate	16,326	3,683
Effect on tax rates in different tax jurisdictions	574	3,729
Change in valuation allowance	71,846	44,203
	—	—

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations for the year ended December 31, 2025 is as follow:

	Year ended December 31,
	2025
	RMB	Percent
Income tax expense at PRC statutory rate	(38,604)	25.0%
Foreign Tax Effects
Cayman
Statutory income tax rate differential between PRC and other jurisdictions	9,728	(6.3%)
Hong Kong
Statutory income tax rate differential between PRC and other jurisdictions	1,203	(0.8%)
Changes in valuation allowances	593	(0.4%)
Effect of changes in tax laws or rates enacted in the current year	—	0.0%
Effect of cross-border tax laws	—	0.0%
Change in valuation allowance	31,139	(20.2%)
Nontaxable or nondeductible items	1,205	(0.8%)
Changes in unrecognized tax benefits	—	0.0%
Other adjustments
Effect of tax holidays inside PRC	(1,757)	1.1%
Effect of research and development expenses super deduction	(3,507)	2.3%
Income tax expense	—	—

If the tax holidays granted to Shanghai Hexu, Beijing Yiqi Education and Beijing Yiqi Development were not available, there would be no additional income tax expenses incurred for the Group and no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2025.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

10. INCOME TAXES - continued

PRC - continued

The principal components of deferred taxes were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Advertising and promotional expenses carrying forwards	25,465	25,577
Expected credit loss	5,681	5,590
Impairment for property and equipment, right-of-use assets, rental deposits and other assets	1,246	1,234
Net operating loss carrying forwards	1,163,453	1,195,176
Total deferred tax assets	1,195,845	1,227,577
Less: valuation allowance	(1,195,845)	(1,227,577)
Deferred tax assets, net	—	—

As of December 31, 2025, the Group had net operating loss carrying forwards of RMB5,308,191 from the Group's PRC entities, which will expire on various dates from December 31, 2026 to December 31, 2035.

The movements of valuation allowance for the years end December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the period	1,079,796	1,151,642	1,195,845
Additions	71,846	44,203	31,732
Balance at end of the period	1,151,642	1,195,845	1,227,577

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

During the year ended December 31, 2025, 6,869,700 Class A ordinary shares were issued in relation to the share-based compensation.

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

On March 25, 2025, Mr. Andy Chang Liu, the founder, chairman and CEO of the Company entered into a share purchase agreement with the Company to acquire 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares at a subscription price of US$0.0397 per share, which was the average closing price per ordinary share for the 30 trading days preceding March 28, 2025. The subscription payment of RMB28,900 for the Class A ordinary shares and Class B ordinary shares was subsequently paid in cash at a VIE of the Group.

The Company’s Board of Directors has authorized multiple share purchase programs since 2021. On September 3, 2025, the Company's Board of Directors authorized another share repurchase program, under which the Company was authorized to repurchase up to US$10,000 of its Class A ordinary shares in the form of ADSs over the 12 months starting from September 4, 2025. Under each share repurchase program, the Company could repurchase its Class A ordinary shares from open market or through privately negotiated transactions.

During the year ended December 31, 2023, the Company repurchased 105,636,192 Class A ordinary shares (equivalent to 2,112,724 ADSs) at a total consideration of RMB51,393.

During the year ended December 31, 2024, the Company repurchased 3,921,900 Class A ordinary shares (equivalent to 78,438 ADSs) at a total consideration of RMB1,070.

During the year ended December 31, 2025, the Company repurchased 10,338,400 Class A ordinary shares (equivalent to 206,768 ADSs) at a total consideration of RMB3,516.

The total par value of the repurchased shares was recorded as treasury stock on the consolidated balance sheets, and the difference between the par value and the amount of cash paid was recorded in additional paid-in capital.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

12. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(311,782)	(192,927)	(154,416)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	458,636,327	401,923,200	501,068,064
Basic and diluted loss per share	(0.68)	(0.48)	(0.31)

For the years ended December 31, 2023, 2024 and 2025, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2023	2024	2025
Shares issuable upon exercise of share options	36,121,292	40,820,828	67,915,196
Shares issuable upon vesting of restricted shares	3,391,172	795,940	30,612

13. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group's PRC entities make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB45,237, RMB29,357 and RMB31,254 for the years ended December 31, 2023, 2024 and 2025, respectively.

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Group may be subject to other legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

17 EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025, the Group’s CODM managed the Group’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM used consolidated net income in the annual budget and forecasting process to measure segment profit or loss, allocated resources and assessed performance. Significant segment expenses were the same as those presented under the cost of revenue and operating expenses in the consolidated statements of operations. Other segment items included in consolidated net loss were interest income, other income, net and income tax expenses in the accompanying consolidated statements of operations.

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

Because the Group's entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group's entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group's entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group's entities in the PRC (mainland) not available for distribution, were RMB4,448,729 and RMB4,521,107, as of December 31, 2024 and 2025, respectively.

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	133,380	26,380	3,772
Term deposits	61,885	97,903	14,000
Amounts due from subsidiaries	998,391	1,028,039	147,008
Prepaid expenses and other current assets	1,363	2,187	313
Total current assets	1,195,019	1,154,509	165,093
TOTAL ASSETS	1,195,019	1,154,509	165,093
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	3,638	3,485	498
Total current liabilities	3,638	3,485	498
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	797,742	864,396	123,608
Total non-current liabilities	797,742	864,396	123,608
TOTAL LIABILITIES	801,380	867,881	124,106
SHAREHOLDERS' EQUITY

Class A ordinary shares (par value of USD0.0001 per share; 1,300,000,000 shares authorized as of December 31, 2024 and 2025; 327,406,202 and 342,229,838 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	241	256	37
Class B ordinary shares (par value of USD0.0001 per share; 158,453,168 and 200,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 116,906,336 and 200,000,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	81	140	20
Treasury stock	(34)	(42)	(6)
Additional paid-in capital	11,070,615	11,126,837	1,591,117
Accumulated other comprehensive income	86,410	77,527	11,085
Accumulated deficit	(10,763,674)	(10,918,090)	(1,561,266)
TOTAL SHAREHOLDERS' EQUITY	393,639	286,628	40,987
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	1,195,019	1,154,509	165,093

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 3)
Sales and marketing expenses	(17,243)	(10,204)	(7,332)	(1,048)
Research and development expenses	(26,954)	(14,656)	(10,271)	(1,469)
General and administrative expenses	(68,148)	(64,942)	(29,022)	(4,150)
Total operating expenses	(112,345)	(89,802)	(46,625)	(6,667)
Loss from operations	(112,345)	(89,802)	(46,625)	(6,667)
Interest income	24,270	13,171	5,820	832
Foreign currency exchange gain (loss)	—	2	(3)	—
Loss before provision for income tax	(88,075)	(76,629)	(40,808)	(5,835)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(223,707)	(116,298)	(113,608)	(16,246)
Net loss	(311,782)	(192,927)	(154,416)	(22,081)
Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(311,782)	(192,927)	(154,416)	(22,081)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(311,782)	(192,927)	(154,416)	(22,081)
Other comprehensive income (expense), net of tax of nil:
Change in cumulative foreign currency translation adjustments	14,674	9,047	(8,883)	(1,270)
Total comprehensive loss	(297,108)	(183,880)	(163,299)	(23,351)

ADDITIONAL INFORMATION FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 3)
Net cash used in operating activities	(3,757)	(16,809)	(8,478)	(1,212)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of term deposits	(110,847)	—	(36,018)	(5,151)
Proceeds from disposal of term deposits	—	48,962	—	—
Loans to Group companies	(77,017)	(141,318)	(50,186)	(7,177)
Net cash used in investing activities	(187,864)	(92,356)	(86,204)	(12,328)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	36	15	76	11
Repayment of loans from Group companies	(29,781)	—	—	—
Repurchase of ordinary shares	(51,393)	(1,070)	(3,516)	(503)
Net cash used in financing activities	(81,138)	(1,055)	(3,440)	(492)
Effect of exchange rate changes	11,383	11,775	(8,878)	(1,269)
Net decrease in cash and cash equivalents	(261,376)	(98,445)	(107,000)	(15,301)
Cash and cash equivalents at beginning of the year	493,201	231,825	133,380	19,073
Cash and cash equivalents at end of the year	231,825	133,380	26,380	3,772

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

3.
CONVENIENCE TRANSLATION

The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet and the related statement of operations and cash flows from Renminbi ("RMB") into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.